Exhibit 15.1

Excerpt containing the pages and sections of the 2018 registration document that are incorporated by reference into the 2018 annual report on form 20-F (1)

(1) The following document contains certain pages and sections of the 2018 Registration Document which are being incorporated by reference into the 2018 Annual Report on Form 20-F of Orange. Where information within a subsection has been deleted, such deletion is indicated with a notation that such information has been redacted.

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

1.1.          Overview

Orange is one of the world’s leading telecommunications operators with revenue of 41 billion euros and 151,000 employees worldwide, including 92,000 in France, at December 31, 2018. The Group served 264 million customers at December 31, 2018, of which 204 million mobile customers and 20 million fixed broadband customers. The Group is present in 27 countries. Orange is also a leading provider of telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its strategic plan, Essentials2020, which focuses on its customers’ expectations to ensure that they experience the best of the digital world and the power of its very high-speed broadband networks.

Orange SA is the parent company of the Orange group and also carries the bulk of the Group’s activities in France. Orange has been listed since 1997 on Euronext Paris (symbol: ORA) and on the New York Stock Exchange (symbol: ORAN).

1.1.1.           Company identification

Company name: Orange

Registration location and registration number:

Paris Trade and Companies Register (Registre du commerce et des sociétés - RCS) 380 129 866 APE (principal activity) code: 6110Z

Date of incorporation and term:

Orange was incorporated as a French société anonyme on December 31, 1996 for a 99-year term. Barring early liquidation or extension, the Company will expire on December 31, 2095.

Registered office:

78, rue Olivier de Serres, 75015 Paris, France Telephone: +33 (0)1 44 44 22 22

Branches: None

Legal form and legislation applicable:

Orange is governed by French corporate law subject to specific laws governing the Company, notably Act 90-568 of July 2, 1990 on the organization of public postal services and France Télécom, as amended.

The regulations applicable to Orange as a result of its operations are described in Section 1.7 Regulation of activities.

Company purpose:

The Company’s corporate purpose, in France and abroad, specifically pursuant to the French Postal & Electronic Communications Code, shall be:

-to provide all electronic communication services in internal and international relations;

-to carry out activities related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

-to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

-to provide all other services, facilities, handset equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

-to set up, acquire, rent or manage all real-estate or other assets and businesses, to lease, install and operate all structures, businesses, factories and workshops related to any of the purposes defined above;

-to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

-to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or any other means;

-and more generally, all industrial, commercial and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the Company’s business.

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1.1.2.           History

Orange, formerly France Télécom, is France’s incumbent telecommunications operator. The Group has its origins in the Ministry for Mail, Telegraphs and Telephone, later to become the General Directorate of Telecommunications, which in 1990 was accorded the status of independent public entity and, on January 1, 1991, renamed France Télécom. On December 31, 1996, France Télécom became a société anonyme (limited company). In October 1997, France Télécom shares were listed on the Paris and New York stock exchanges, allowing the French government the disposal of 25% of its shares to the public and Group employees. Subsequently, the public sector gradually reduced its holding to 53%. The law of December 31, 2003 authorized the transfer of the Company to the private sector and between 2004 and 2008 the public sector sold a further 26% of the capital, and then again 4% in 2014 and 2015. At December 31, 2018, the French State retained 22.95% of the share capital, held either directly or jointly with Bpifrance Participations.

France Télécom’s area of activity and its regulatory and competitive environment have undergone significant changes since the 1990s. In a context of increased deregulation and competition, between 1999 and 2002, the Group pursued a strategy of developing new services and accelerated its international growth with a number of strategic investments. These included, in particular, acquiring the mobile operator Orange Plc and the Orange brand, which had been created in 1994, and taking a controlling stake in Poland’s incumbent operator, Telekomunikacja Polska.

Since 2005, the Group has expanded strategically in Spain by acquiring the mobile operator Amena, then in 2015 the fixed-line operator Jazztel. Spain is the Group’s second largest market, accounting for nearly 13% of consolidated revenue in 2018.

In parallel, the Group streamlined its asset portfolio by selling off non-strategic subsidiaries and holdings.

Over the last twelve years, the Group has pursued a policy of selective, value-creating acquisitions by concentrating on the markets in which it is already present.

Mainly targeting the emerging markets of Africa and the Middle East where the Group is historically present (in particular Cameroon, Côte d’Ivoire, Guinea, Jordan, Mali and Senegal), this strategy was implemented through the acquisition of Mobinil in Egypt (2010) and of Méditel in Morocco (2015) and more recently by the acquisition of a number of African operators (in Liberia, Burkina Faso, Sierra Leone and the Democratic Republic of the Congo) (2016).

It also resulted in the joint venture with Deutsche Telekom that combined UK activities under the EE brand (2010) followed by the disposal of EE in 2016, as well as the disposal of Orange Suisse (2012), Orange Dominicana (2014), Orange Armenia (2015) and Telkom Kenya (2016).

As part of its Enterprise Services and since the acquisition of Equant in 2000, Orange has been pursuing its strategy of becoming a global player in digital transformation and has accelerated its shift to services through a number of targeted acquisitions, notably in the fields of cyber security and Cloud services, such as those of Business & Decision and Basefarm in 2018.

Business diversification is one of the major pillars of the Orange group’s Essentials2020 strategy. The acquisition of Groupama Banque, now Orange Bank, in 2016, which launched its new banking offer in November 2017, illustrates the goal of diversifying into the mobile financial services sector.

In 2006, Orange became the Group’s main brand for Internet, television and mobile telephony services in the majority of countries where it operated, most importantly France and Spain. In 2013, the Company adopted the Orange name, offering the full range of its telephony services in France under the Orange brand. This policy continued with the adoption of the Orange brand by Telekomunikacja Polska in 2013, by Mobinil in Egypt, Mobistar in Belgium and Méditel in Morocco in 2016, and by several of the Group’s subsidiaries in Africa in 2017. Enterprise services in the world are offered under the brand Orange Business Services.

For more information on Orange’s strategy and its business model, see Section 1.2 Market, strategy and business model.

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1.2.          Market, strategy and business model

1.2.1.           The global digital services market

The digital services market is a subsector of the broader Information and Communication Technologies (ICT) sector. It combines IT services and software, telecoms services, TV and video services, and Internet services. On the other hand, it does not include network equipment (1) and devices which are intermediate goods that automatically form part of the added value. The digital services market is an essential component of economic growth and accounts for significant value creation via the distribution of new services and new uses.

With growth of 4.5% in 2018, the global digital services market amounts to €3,383 billion and is continuing to grow steadily. The growth of this market is driven by the dynamic Internet services sector (up 13.6% in 2018) and IT and digital content (up 5.6% each). Revenue from telecoms services was €1,187 billion. It experienced moderate growth of 1.1% in 2018 (2).

Source : Idate - Digiworld yearbook 2019.

Market growth by region (2)

North America remains the top region in the world in the digital services market with 37% of worldwide revenue, ahead of the Asia-Pacific region at 29%, driven by its economic and industrial development. Europe comes next with 24% of the market but is gradually weakening, whereas Latin America (5%) and Africa (4.6%) account for 10% of the worldwide market combined.

Digital services growth slowed in emerging markets owing to constraints on purchasing power, competitive pressure and, sometimes, the quality of service. The Asia-Pacific market suffered a decline in demand in India and a substantial slowdown in China. Growth in sub-Saharan Africa will likely not exceed 5%. While Africa will account for 25% of the world’s population in 2050, compared with 17% in 2020, the potential of the Africa Middle East region, where the Orange Group is very present, remains strong in both access infrastructure and equipment. The digital ecosystem is currently being built in the region. It is emerging and adapting to local conditions in order to integrate IT in all areas of the economy (trade, agriculture, government, mobile payments, etc.).

Key trends and changes in telecoms services

The development of very high-speed fixed broadband and mobile and the high penetration of smartphones worldwide, lead to a growing demand for bandwidth (2).

The return to growth of telecommunications services which began in 2017 remains weak in Europe. The weight of telecommunications services is, therefore, trending downward in Europe due to strong competition between operators and the development of OTT services. The American market has also been in decline for the past two years, but while it is of comparable size, it generates twice as much revenue, traffic and investment. Lastly, growth in the rest of the world remains steadier, although there is an observable slowdown in emerging markets.

Convergence of services and market consolidation

Convergence, which provides a competitive advantage to operators with both fixed and mobile network infrastructures, continues to grow, particularly in Europe. It led to the development of so-called quadruple play offers (voice, Internet, television, mobile), as well as the growing use of WiFi in mobile networks.

The convergence of telecommunications and content operators is a feature specific to the North American and UK markets. In the United States, the acquisition by AT&T of the Time Warner media group, owner of television chains HBO and CNN, announced in June 2018, was approved by the competition authorities.

In Europe, the consolidation trend has slowed following mergers between telecoms operators in 2014-2015 which addressed the need for convergence and a reduction in the number of mobile operators. However, the merger between mobile operators Tele2 and T-Mobile in the Netherlands was approved by the European Commission at the end of November 2018. With respect to fixed/mobile convergence transactions, the merger of Vodafone and Liberty Global in Germany, Hungary, the Czech Republic and Romania, which was announced in May 2018, is underway. The merger of Tele2 and Telecom Hem in Sweden was approved by the European Commission in October 2018. In addition, in 2018, Iliad and its founder took a majority stake in the operator Eir in Ireland.

Network development and growth in telecommunication uses worldwide

While in Africa and the Middle East, Internet access networks are developing primarily via the deployment of mobile networks, in Europe, investment in networks has focused on very high-speed broadband access with the development of fixed-line fiber, 4G mobile network performance improvements and the first 5G tests. Concurrently, operators are upgrading their networks to make them more flexible and simpler to manage (thanks to virtualization) and more open (thanks to APIs).

Usage is continuing to grow under the combined effect of the deployment of new networks, the increase in capacity of existing networks and growth in the penetration rate of smartphones. The explosion in usage is mainly driven by the development of video and Internet services accessible via a multitude of screens (computers, smartphones, tablets, connected TVs, connected watches). Furthermore, the development of long-distance radio network technologies to connect low-consumption devices (LPWA) and 5G will allow an increase in the number of connected devices which is currently still quite low.

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Consumer and company expectations

Digital technologies continue to gradually permeate all areas of daily life: family, home, well-being, entertainment, work, and money. More and more industries are being affected: domotics, the automotive sector, health, financial services, energy and retail. The big Internet players generate revenue through the monetization of data, collected and analyzed thanks to Big Data and artificial intelligence techniques.

In this context, consumers have strong expectations on the quality and reliability of the communication networks, but also on the protection of their personal data and on having a trusted relationship with their operator. In order to ensure the protection of citizens’ right to privacy, in May 2018, the European Union implemented the General Data Protection Regulation (GDPR), a new legal framework to protect personal data in Member States (see section 1.7 Regulation of telecom activities).

The digitization of companies (IoT, Big Data) improves their performance and effectiveness through a better understanding and management of customer relationships and of their internal processes. Furthermore, in the face of the increased threats of cyber-attacks, cyber-security needs are increasing. Businesses therefore need to be assisted in this double aspect of their transformation process.

Artificial Intelligence (AI) on the rise

Big Data, advances in algorithms and access to processing power at very low cost, in addition to investments by American and Asian IT giants, have accelerated the performance of artificial intelligence. Major global players like Amazon and Google are positioned in the personal assistant voice market which is still little developed in Europe.

The emergence of AI should substantially change consumer services as well as processes within companies. AI opens up opportunities to create new value-added services such as the development of chatbot solutions (software robot that speaks to a user) in customer relationships. It can substantially improve operational efficiency in almost all major business lines: customer relationships, as well as IT, marketing, support functions, etc.

1.2.2.           The Orange group strategy

Launched in 2015, the strategic plan, Essentials2020, focuses on Orange’s ambition for 2020 to "provide its customers with an unmatched customer experience" by being ever-present to "connect every individual to what is essential to them". This involves providing exemplary basic services, quality and reliable access, customer connections at any time and from anywhere they want, as well as even more personalized options for services and offers.

The implementation of its Essentials2020 strategy has enabled Orange to generate revenue and EBITDA growth again.

Orange serves every kind of customer: those who focus above all else on price and those who have a particularly high-level of service expectation, whether private individuals, very small companies or multinationals. The Group can rely on a series of key strengths for the mission that it has set out. With its brand and its 151,000 employees at end-2018, it is present in Europe, Africa and the Middle East on the residential market, and everywhere in the world on the Enterprise market.

Orange’s ambition breaks down into five main drivers:

1. offering enriched connectivity;

2. reinventing the customer relationship;

3. building a company model that is both digital and caring;

4. supporting the transformation of business customers;

5. diversifying by capitalizing on its assets.

Moreover, the strategic plan will be achieved within the framework of a company that is digital, efficient and responsible.

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1. Offering enriched connectivity

The multiplication of screens, the generalization of video on the Internet and customers’ growing need for online services and content has led to an explosion in usage and in mobile data traffic. Moreover, the digital revolution has created new customer expectations and has changed their behavior, making connectivity even more important. Offering an efficient network to all customers is no longer enough; services must now be tailored to each individual consumer and to each moment. Orange would like to offer richer connectivity to all its customers, whether retail or business.

In order to achieve its ambition, the Group invested €7.4 billion in 2018 in line with the annual objective announced for 2018. Clear priority is given to investments in very high-speed broadband, in order to respond to the explosion in traffic and meet customer expectations. These will allow Orange to develop broadband services, whether fixed or mobile, as well as convergence services in Europe. Investments are being made in particular in the following areas:

Development of very high-speed fixed broadband and of convergence

Fiber To The Home (FFTH) is a source of value creation for Orange, through the recovery of market share, customer loyalty and the improvement of the average revenue per user (ARPU). At the end of 2018, very high-speed fixed broadband accounted for 6.3 million customers and was up by 33% year-on-year.

The Group accelerated fiber deployment in 2018. At the end of 2018, there were 32.5 million very high-speed broadband connectable households (an increase of 5.9 million year-on-year, up by 22.4%), including 13.8 million in Spain, 11.8 million in France and 6.4 million in the rest of Europe.

Across Europe, the deployment of very high-speed fixed broadband networks provides a competitive advantage over fixed-mobile convergence where the Group is the leader with 10.9 million convergent customers at end-2018, up by 5.5% year-on-year, including 6.1 million in France, 3.1 million in Spain and 1.6 million elsewhere in Europe.

The Group’s Love convergent offers are available everywhere in Europe. Convergence also allows better service to be provided to business customers.

Rollout of very high-speed broadband mobile networks (4G and 4G+)

The development of very high-speed mobile broadband is continuing in all regions in which the Group is present and Orange continues to make significant investments in geographical coverage. Investments in 4G and 4G+ mobile services continued to enjoy sustained growth in 2018. The deployment of 4G sites accelerated in France, Spain and in Africa and the Middle East, particularly in Mali, Morocco, Senegal and Côte d’Ivoire. The impact of the Group’s investments in mobile networks in France is reflected in the results of Arcep’s 2018 annual survey which ranked Orange as number one in network quality for the eighth consecutive year.

Continuation of network modernization

In anticipation of the future needs of its customers, the Group is upgrading its networks to make them more agile and automatically adaptable. Orange is thus continuing to drive the transition of its networks towards all-IP, the Cloud and the virtualization of networking functions, with the goal of being able to make them programmable in real time and dynamically, based on the evolution of traffic and needs. Orange has also begun using its expertise in artificial intelligence to improve the operational effectiveness of its networks and of its information system.

Orange is a world leader in the submarine cables market with a 450,000 kilometers network, i.e., 10 times the circumference of the Earth (either wholly-owned or held through international consortiums). The Internet and most international communications (over 99% of traffic) use these submarine cables. In 2018, Orange contributed to the deployment of the PEACE cable (Pakistan & East Africa Connecting Europe). It is 12,000 kilometers long and will connect Pakistan, Djibouti, Kenya, Egypt and France and later South Africa. It will strengthen the ties between the planet’s three most-populated continents.

The Group is also preparing for the arrival of 5G: it is well-suited to new mobile Internet uses and to the Internet of Things and will also enable the emergence of new economic models. In 2018, Orange carried out the first conclusive 5G technical tests in France and in Europe. The Group will launch a p-commercial phase in 2019 with the deployment of a 5G network in 17 cities in Europe: in France (Lille, Paris, Marseille and Nantes), Spain, Poland, Belgium, Luxembourg and Romania.

The Group’s ambitions for the future are to continue to lead in FTTH and its future developments and to be leader in 5G. It also wants to take advantage of new, related sales opportunities while continuing to optimize the cost of the core networks and their CO2 emissions.

For more information, see Sections 1.5.1 Orange’s networks and 1.6.1 Research and innovation.

An enriched content experience

The quality of the Group’s networks, particularly in very high-speed broadband, allows it to support the development of uses and respond to customer demands by offering a multi-screen experience. The development of uses is also based on access to quality content. In this area, the Group’s strategy involves strengthening its role as a distributor by focusing on content aggregation able to choose, highlight, package and offer attractive content meeting customer expectations in a simple and fluid manner.

In a context of increased competition in 2018 resulting, in particular, from the development and distribution of content via Internet (streamed content services consumed on TV screens) which no longer requires an operator TV decoder, Orange has continued its strategy of creating value through content.

For more information, see Section 1.4.6.2 Content activities.

2. Reinventing the customer relationship

The relationship with the customer is a key success factor, thanks to the direct link with the end-customer, especially when facing competition from OTT platforms. The Group aims therefore to have an impeccable relationship with its customers, thanks in particular to:

-the power of the Orange brand;

-the simplification of the customer journey by limiting the number of steps and intermediaries;

-the improvement of the customer experience.

Brand identity

Orange has a strong brand, ranked 65th in the Top 100 BrandZ ranking (source: Kantar Milwardbrown survey of the Top 100 Most Valuable Global Brands in 2018). The Orange brand fell three places compared to its 2017 ranking due to the strong growth of certain American and Chinese brands.

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An optimized customer journey

With the development of very high-speed broadband and the rapid growth in smartphones offering customers autonomy, speed and continuous availability, mobile services are becoming essential to the customer relationship. The Group optimized its network of physical sales locations and rethought their role with the use of the smartphone which is increasingly becoming the key contact point, notably through the My Orange customer app. It enables customers to manage their Internet and mobile offerings from their smartphone, to contact Orange easily and to resolve problems. It currently has 18.5 million active users.

The physical stores now focus on more sophisticated customer reception and advice tasks, and on the most complex transactions. The concept is one of service excellence, provided in larger and more welcoming stores that are organized by theme (home, family, work, well-being and entertainment) and known as Smart Stores. Orange had 883 Smart Stores at the end of 2018. The Group thus offers an optimized customer journey combining Smart Stores and digital channels through its self-care solutions such as "My Orange" or e-commerce solutions.

The improvement of the customer experience

New customer relations management tools allow services to be better targeted based on customer uses. The purpose of these tools is to reconstruct the history of a customer’s relationship with Orange, regardless of their contact points, in order to better know the customer and propose customized solutions that correspond to his or her needs and expectations. According to Les Echos’ e-CAC 40 study published in October 2018, Orange is ranked 5th in digital maturity among large French companies.

Orange is increasingly using its renowned expertise in artificial intelligence. After integrating an artificial intelligence solution (IBM’s Watson) in its Mobile Banking offering, the Group announced that its Djingo smart speaker will be available in Orange stores in the spring of 2019. It will become the main interface for all Orange services. For more information, see Section 1.6.1 Research and Innovation.

A trusted operator

As part of its offers, Orange already secures its customers’ identities (Mobile Connect), health data (Orange Healthcare) and, for some people, their money (Orange Bank, Orange Money). In addition to its existing cyber-security and digital identity services, Orange intends to become a trusted operator which secures and facilitates the digital lives of its customers.

Unlike several Internet giants who highlight free access to their service, the Orange business model is not based on using the personal data of its customers but rather on a subscription (see Section 1.2.3 Business model). At the Show Hello event, Orange announced the creation of an Ethics Committee on data use with customer and employee representatives.

Orange deployed a broad-based project across the Group to prepare for the entry into force of the General Data Protection Regulation (GDPR), which took place in May 2018.

3. Building a company model that is both digital and caring

Orange wants to be a company to which all its employees, women and men, are proud to belong. In order to measure employee satisfaction, which is a guarantee of business performance, Orange introduced an employee satisfaction plan with a bi-annual survey in France and an annual survey outside of France.

The Group is continuing its internal transformation driven by the three priorities of its promise to be a people-oriented and digital employer:

-relying on committed employees;

-developing collective agility by encouraging initiative and being always more customer-focused;

-and securing the skills needed for the future by developing expertise in-house and attracting new talent. The strong and rapid change in business lines and skills is becoming a major societal challenge.

In December 2018, Orange confirmed its policy of being an ambitious employer by signing a new inter-generational agreement for the 2019-2021 period based on three major themes: integrating young, measures for senior employees and end-of-career management, and the transmission of know-how, particularly between generations.

Orange has been committed to achieving gender equality in the workplace for over ten years. It has focused on four main areas: women’s access to positions of responsibility and to every management level, balanced gender representation in all business areas including technical fields, equal pay, and private life/work life balance.

Orange is involved in the environmental and energy transition. In July 2018, it signed a new incentive agreement which, in particular, introduced a Corporate Social Responsibility indicator for energy management.

In order to develop the skills needed for the future, Orange Cyberdefense joined forces with Microsoft and ECE Paris to train future cyber-security experts at the heart of the digital transformation of companies.

A recognized policy of human resources development

In February 2019, for the fourth consecutive year, Orange received the Top Employer Global 2019 world certification, which rewards the best human resource policies and practices. Orange is one of the 14 employers in the world to be certified Top Employers Global 2019 and the only telecoms operator on the list.

On October 4, 2018, Orange also received the Top Employer Africa 2019 certification for the sixth consecutive year, placing it among the three first Top Employers on the continent.

4. Supporting the transformation of business customers

Carrying opportunity, efficiency, and growth, the digital revolution deeply transforms the activities, organization, tools (customer and employee relations) and the processes of businesses. In this context, Orange is positioned as a trusted partner to support companies in their digital transformation. To this end, the Group is attentive to the needs and specifics of each of its customers’ industries, business lines and processes, and security constraints, from SMEs to multinationals. In addition to its traditional role as a supplier of connectivity wherever it is present, the Group focuses on four key areas:

-providing digital work solutions to allow employees to become more mobile, more connected and more collaborative;

-improving business line processes, particularly through applications and connected objects, which provide companies with new possibilities;

-providing multinationals with private and hybrid Cloud solutions;

-security solutions for the protection of all areas of companies’ vital activities, which represent an increasingly important challenge today.

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In 2018, Orange Business Services pursued its strategy of becoming a global player in digital transformation and accelerated its growth in services. In addition, the diversification of its B2B activities continues with the structurally important acquisitions of Enovacom (a leading player in e-health), Business & Decision (an international consulting and systems integration group) and Basefarm Holding (a major player in infrastructure and management services of Cloud critical applications in Europe).

For more information, see Section 1.4.5. Enterprise.

5. Diversifying by capitalizing on its assets

Orange concentrates on fields in which it can capitalize on its assets and be a legitimate player in its customers’ eyes to develop new areas of growth: following on connected devices and mobile financial services, cyber defense has become a major challenge for companies and governments.

Connected objects and mobile financial services have fundamentally transformed customers’ daily life, and Orange believes it can provide a real value-added service in these areas. These services require enhanced connectivity and offer numerous synergies with the Group’s main assets: customer relationships, digital expertise, both physical and digital distribution power, capacity for innovation, brand strength (building confidence and trust with clients), networks and international presence.

Cyber-defense is another field in which the Group has all of the assets needed to offer the solutions of the future to its customers. The Group opened Orange Cyberdefense in Casablanca, Morocco in October 2018 to create the cyber-security leader in French-speaking Africa.

A new Group Executive Committee took office on May 2, 2018. The fifteen-member team, both diversified and more international, is tasked with ensuring the successful transformation of Orange into a multi-services operator by capitalizing on the progress achieved through the Essentials2020 plan, and notably through its voluntary involvement in the deployment of very high-speed broadband networks and improvement of the customer experience.

Connected objects

The Group wants to be present across the entire value chain of connected devices: the distribution of connected devices, the supply of related value-added services, and the management of data from the connected devices, in particular using Datavenue, its open intermediation platform.

Orange Business Services launched the LTE-M technology in November 2018, dedicated to IoT in France. It also initiated a developer challenge to stimulate the LTE-M ecosystem. LTE-M technology is already available in Belgium, was launched in Romania at the end of 2018 and will be released in Spain in 2019.

Mobile financial services

The growth prospects for mobile financial services are significant, not only in Europe but also in Africa, where the mobile penetration rate is much higher than the percentage of people with bank accounts in most concerned countries, and where customers want to make an increasing number of payments using mobile devices, in a simple and fluid manner thanks to the dissemination of smartphones.

Orange’s ambition in mobile financial services is to achieve the following by 2023:

-4 million Orange Bank customers and €500 million in net banking income in Europe;

-over €800 million in revenue and over 30 million active Orange Money customers in Africa and the Middle East.

For more information, see Section 1.3 Significant events.

A digital, efficient and responsible company

The Group wants to meet its objectives in respect of CSR performance by being an ethical company, respectful of the ecosystem and the environment in which it operates.

Corporate responsibility

In order to respond to the social and environmental challenges related to the increasing number of devices (smartphones, tablets, connected objects), as well as to the multiplication of energy-consuming uses, Orange has committed to two priorities: to reduce its CO2 emissions per customer use by 50% by 2020 (compared to 2006), and to promote the integration of circular economy principles within its organization and its processes. At the end of 2018, CO2 emissions per customer use had been reduced by 56.6% since 2006. In March 2018, Orange extended its solar energy access services to the residents of rural areas in five new countries, confirming its intent to become a key player in the energy transition in Africa.

For more information, see chapter 4 Non-financial performance.

For the 2018 Shareholders’ Meeting, Orange published its third Integrated Annual Report showing shareholders and all its audiences how its corporate project intends to create sustainable value shared by all.

Operational effectiveness

Orange continues to improve its operational effectiveness through the implementation of its Explore2020 program. Orange has achieved gross savings of €3.5 billion since 2015, thus exceeding the €3 billion of gross savings initially forecast for the 2015-2018 period.

Over the 2019-2020 period, Orange will continue its efforts using as main drivers digitization, simplification and sharing to achieve additional gross savings of one billion euros over this period.

Since 2018, the Group has also leveraged a Lean CAPEX program for the gradual reduction of unit costs, which will result in savings of up to one billion euros by the end of 2020. This will be partly reinvested, in accordance with the Group’s objectives.

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Ambitions

Orange’s strategy, in its core and new business areas, aims to generate new growth while maintaining a healthy financial position. Concerning operations, the Group tracks several major indicators allowing it to assess the implementation of the Essentials2020 plan presented in March 2015:

Two global summary indicators reflect the core ambition of Essentials2020 concerning Orange customers’ digital experience:

-a leadership indicator in terms of customer recommendations (the Net Promoter Score or NPS), which encompasses all of the strategic plan’s drivers. Orange had set itself the goal of becoming number 1 in NPS among 75% of customers before 2018. It achieved very positive results in 2017, with 68% ranking it number 1. In 2018 however, this score fell to 57% due to strong competitive pressure on prices in several countries. The global target of 75% was therefore not met. However, the Group does hold the top position in 15 out of 23 countries (3), with a notably high score in France, where Orange is number 1 in all segments (4);

-an indicator which measures the power of the Orange brand: the Brand Power Index. Orange’s goal was to ensure ongoing improvement of this indicator in all of its markets by 2018. In 2018, compared with 2014, the Brand Power Index for fixed broadband and convergence increased in 7 countries out of 10 and the Brand Power Index for mobile increased in 15 countries out of 25.

Furthermore, Orange has one goal per driver:

-for the first driver on enhanced connectivity, Orange set itself the objective of tripling the average data speeds of its customers on its fixed and mobile networks by the end of 2018 compared with 2014. At the end of 2018, compared with 2014, the average data speed of the fixed network increased 7.6 times thanks to the deployment of fiber and the average data speed of the mobile network increased 3.1 times;

-for the second driver, on customer relationships, Orange was aiming for 50% digitization of interactions with its customers in Europe by 2018. In 2018, 52% of Orange’s customer interactions were via digital channels;

-for the third driver on the digital and caring employer model, Orange has chosen an indicator symmetrical to that chosen for its customers, based on recommendation. In 2018, 81% of employees recommended Orange as employer;

-for the fourth driver on the Enterprise market, Orange has chosen to measure the success of the transformation of its Enterprise business model towards IT services. The Group aims to raise the share of IT and integration services in the Orange Business Services revenue mix by 10 points by 2020. In 2018, revenue from IT and integration services accounted for 36% of OBS revenue on a like-for-like basis, i.e., an 8-point increase compared with 2014;

-finally, the selected indicator for the last driver measures the success of diversification into new services, notably connected devices and mobile financial services. The objective was for these new services to contribute more than one billion euros to the Group’s revenue in 2018. With 2018 revenue of €862 million, this objective was not achieved given that the connected devices market grew less than expected.

Financial objectives

As regards the financial component, see Sections 3.2.2 Outlook, and 6.3 Dividend distribution policy.

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1.3.          Significant events

In 2018, the Group continued to carry out its strategic plan, Essentials2020, which relies primarily on the quality of the Group’s networks resulting from targeted capital investments, the depth of its convergent and content products and the diversification into new services, particularly mobile financial services and connected devices. In the business segment, Orange Business Services made several acquisitions in 2018 to supplement its business customer digital transformation activities. The Group also continues to implement its operational efficiency and cost-control programs (with Explore2020) and investment programs (with Lean CAPEX).

In March 2018, Stéphane Richard, Chairman and Chief Executive Officer of Orange, announced a renewed Group Executive Committee, with a new, more diversified and international team of 15 members whose mission is to lead the transformation of Orange into a multi-services operator by capitalizing on the progress achieved through Essentials2020. The new Executive Committee started work on May 2, 2018 (see Section 5.1 Composition of management and supervisory bodies).

Investment in networks

In 2018, the investments in networks (besides telecommunication licenses) accounted for 62% of the Group’s CAPEX. In particular, the installation of networks providing broadband and very high-speed broadband Internet access is one of the five levers of the Essentials2020 strategic plan. In France, Orange invested 9 billion euros in the installation of networks between 2015 and 2018, 3 billion euros of which was on fiber optics.

Very high-speed fixed broadband networks

The Group is continuing the accelerated deployment of its very high-speed fixed broadband networks with 5.9 million new households connectable year-on-year. At December 31, 2018, Orange had 32.5 million very high-speed broadband connectable households throughout the world (up 22.4% year-on-year), including 13.8 million in Spain, 11.8 million in France and 6.4 million in the rest of Europe. In France, out of 11.8 million households and commercial premises in the available market for fiber at the end of 2018, Orange built 9.3 million fiber connections, using only equity capital. Orange has installed 69% of the fiber optic network in France (source: Arcep) and in 2018 signed six new agreements for operating the fiber optic networks of regional authorities (Bourgogne-Franche-Comté, Gironde, Vienne-Deux Sèvres, Orne and Var, plus a submarine cable in Guadeloupe, see below). Orange particularly made progress with installations in the less populated areas, with an increase of 40% in 2018 compared with 2017. In addition, in May 2018, Orange entered into commitments with the French government regarding the deployment of fiber optics in its «AMII» areas (areas covered by calls for expressions of investment intentions) (see Note 14.1 to the consolidated annual financial statements).

In April 2018, Orange also announced a commercial agreement with Eutelsat aiming to improve its satellite-based, very high-speed broadband Internet access services in the European countries where it operates in the retail market. This agreement will allow the Group to offer high quality access to digital services to all of its European customers, including in rural areas where it is sometimes difficult to introduce traditional very high-speed broadband networks.

Modernization of the fixed-line telephony network in France

In France, Orange has been gradually replacing the Public Switched Telephone Network (PSTN) technology installed in the 1970s in order to preserve fixed-line telephony service for years to come. IP (Internet Protocol) based technology, now an international communications standard, is already used by nearly 11 million Orange customers in France. It will gradually replace the old STN technology at Orange for all of its fixed-line telephony customers. Since November 15, 2018, Orange has only been marketing fixed-line telephony in metropolitan France using IP.

Very high-speed broadband mobile networks (4G/4G+/5G)

In 2018, Orange continued installing its 4G/4G+ networks. In France and in Spain, the investments made are mainly aimed at increasing the density of coverage outside of urban areas and at improving speeds in the major cities. At December 31, 2018, 4G coverage rates reached 98.6% of the population in France, 96.9% in Spain and 99.8% in Poland. In France, Orange will have converted nearly all of its 3G sites into 4G by the end of 2019. In addition, Orange’s 4G+ is already installed in dozens of cities to meet the growing usage needs of customers. In Africa and the Middle East, deployments are continuing, particularly in Mali, Morocco and Senegal. With these investments, Orange has 56.2 million 4G customers across the world at December 31, 2018 (an increase of 21.7% year-on-year), including 15 million in France, 9.8 million in Spain, 14.8 million in Europe and 16.7 million in Africa & Middle East (excluding associates and joint ventures).

In addition, against a background of strong growth in mobile Internet traffic, the Group is actively preparing for the arrival of 5G technology and has, in particular, decided to carry out new large-scale trials in Europe, as a joint development with its technology and innovation partners. 5G promises a higher-performance network, with speeds up to 10 times faster than 4G and an altogether new network for the Internet of Things, able to connect objects on a massive scale. In countries where there is very little fiber optic infrastructure, 5G will also be an alternative for accessing very high-speed. In 2018, Orange conducted the first conclusive technical experiments of 5G in France and in Europe. Rolled out at the existing 4G sites, 5G will be installed in 17 cities in Europe in 2019 and be ready for commercialization starting in 2020, when a sufficient number of 5G smartphones will be available.

Orange ranked no. 1 mobile network in France

For the eighth consecutive time, Orange confirmed its ranking as the number one mobile network in France according to the results of the annual survey of the quality of service of mobile operators in mainland France published by Arcep (Autorité de Régulation des Communications Electroniques et des Postes) in October 2018. Overall, Orange was first or tied for first on 181 of the 193 criteria measured.

This survey also bears out the Group’s continued efforts on mobile coverage for rural areas in France, by this year again ranking Orange in first place or tied for first place for voice services in communities with less than 10,000 residents. In January 2018, Orange and the other French mobile operators signed an agreement (called the «New Deal») with the French government, under the aegis of Arcep, on access by the French population to broadband in the whole country. The extension until 2031 of authorizations to use the 900 MHz, 1,800 MHz and 2,100 MHz frequencies expiring in 2021 will take place

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without an increase in fees or financial auctions, in exchange for increased coverage obligations for operators from 2018. In this connection, Orange has agreed along with the other French mobile operators to cover at least 5,000 new areas throughout the nation.

Submarine cables

Through new partnerships, Orange has strengthened its position in the submarine cable market. The Group’s goal is to raise the quality of the services it offers on its global network, while optimizing costs, so as to handle the ever increasing volume of data exchanges.

In May 2018, Orange International Carriers announced the entry into service of a new land cable between Marseilles and Penmarch (two major geographic locations for submarine cables), which interconnects 15 submarine cables and thus improves connectivity between Asia, the Middle East and West Africa. In September 2018, Orange announced the improvement of its connectivity on the coast of West Africa due to its investment in the MainOne submarine cable. In October 2018, Orange also announced a partnership with Google as part of the Dunant Project, the first submarine cable to connect the United States and France in over 15 years. The 6,600 kilometer cable is set to go into service in late 2020. In addition, Orange and PCCW Global announced in October 2018 their partnership agreement to lay the new PEACE submarine cable (Pakistan & East Africa Connecting Europe). This cable, 12,000 kilometers long, is to connect Pakistan, Djibouti, Kenya, Egypt and France and should be operational in 2020. Finally, in January 2019, Orange inaugurated the Kanawa cable that connects French Guiana, Martinique and Guadeloupe. This cable, 1,750 kilometers long, was financed by Orange’s equity capital.

The multi-services and enhanced services strategy

Content, mobile financial services and connected devices are major areas of diversification for the Group, one of the five levers of its Essentials2020 strategic plan and a component of the broader strategy of developing enhanced services.

Mobile financial services (Orange Bank - Orange Money)

At the end of November 2018, Orange made known its goal of expanding in mobile financial services.

In terms of Europe, the Group’s goal is to roll out its mobile financial services in seven European countries by 2023 through its Orange Bank services (in France, Spain, Poland, Belgium and Slovakia) and enhanced services through its Orange Money service (in Romania and Moldova). The Group aims to have 4 million customers by that date. Orange Bank was launched in November 2017 in metropolitan France and had served 248,000 customers as of December 31, 2018. In March 2018, Orange Bank enhanced its line of banking products with a personal loans offering. In October 2018, its banking products were launched in the French overseas departments.

With respect to Africa and the Middle East, the Group’s goal is to extend Orange Money into 19 countries and aims to have more than 30 million active customers in 2023. Launched in 2008, Orange Money today has 39 million customers, including 15 million who use the service every month, in 15 countries in Africa and the Middle East (excluding associates and joint ventures). Another of the Group’s goals is to launch, with partners, additional banking services (credit, saving and insurance products) in four African nations (Côte d’Ivoire, Senegal, Mali and Burkina Faso) through the launch of Orange Bank Africa, assuming the necessary authorizations can be obtained. Moreover, Orange and MTN, two of the largest mobile money operators on the African continent, announced in November 2018 the creation of Mowali, a joint operation that will enable interoperable mobile payments throughout the continent.

Content

Orange’s content strategy will give priority to the broadest possible distribution of the best content offerings on the market, and to invest in movies and series via Orange Studio and OCS. It has been confirmed through a series of new agreements signed in 2018:

-in January and March 2018 respectively, Orange renewed distribution agreements with the M6 Group and TF1 Group channels as well as non-linear services associated with these channels. These agreements allow Orange TV customers to enjoy enhanced services and features for the two groups’ programming. At December 31, 2018, Orange had 9.6 million IPTV and satellite TV customers (of which 7.0 million customers in France), a 6.1% increase year-on-year;

-in 2018, Orange extended its agreement with organizations in the film industry to invest in French and European movie productions via OCS, committing 125 million euros over the next three years (2019-2021);

-in April 2018, Orange and Fnac Darty announced the strengthening of their digital reading strategic partnership with the launch of a new audiobook offering, promoting the dissemination of new methods of digital reading. Following on from the «ePresse» (digital press) and «izneo by Fnac» (digital comics) services launched at the beginning of October 2017, since May 2018 Orange customers have been able to access 100,000 audiobooks and 3 million e-books, through the «Kobo by Fnac» audiobook service;

-in April 2018, Orange and Vivendi announced that they had signed a partnership with the CanalOlympia movie theater network, the leading movie theater and show network managed by Vivendi in Central and West Africa, with several dozen theaters planned in the coming years.

Internet of Things (IoT)

To support the explosion of the Internet of Things (IoT) market, Orange Business Services announced in November 2018 the introduction of LTE-M technology (Long-Term Evolution for Machines) in France. This is the first technology dedicated to connected devices on a mobile network in France. Installed on the Orange 4G network, this technology facilitates exchanges of enriched data (Data, Voice, Messaging) with devices that are in motion, in buildings or underground locations, and also is needed for logistical tracking, telesurveillance and medical remote assistance, and vehicle fleet management. At year-end 2018, over 98% of the population was covered. Starting in 2019, international roaming and other new features specific to LTE-M technology will be available.

This end-to-end technology supplements the existing IoT dedicated network products such as LoRa®, which remains the network of choice for connecting devices with very low energy consumption. The LoRa® (Long Range) network now covers over 30,000 towns and cities and 95% of the population of metropolitan France.

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In April 2018, Orange Business Services also announced the launch, in France and in Europe, of the Datavenue Market web portal, putting the suppliers of connected devices in contact with companies or developers wishing to test and validate an IoT project, in a completely independent manner and at lower cost.

Lastly, Orange and Groupama announced in January 2019 their agreement to create a joint company called Protectline, operating in the property telesurveillance space. This company will be 51% owned by Orange and 49% by Groupama. Orange will introduce its property telesurveillance products for fixed and mobile retail customers in France in the spring of 2019.

Digital transformation of business customers

As part of the Essentials2020 strategic plan, Orange is positioning itself as a partner of companies in their digital transformation. To that end, Orange has added to its activities through acquisitions and creating a joint company.

Following the takeover in June 2018 and additional acquisitions in second half of 2018, Orange acquired 88.2% of the capital of Business & Decision, a company specializing in data and digital technology, operating in business intelligence (structured analysis of business data) and customer relationship management (CRM), for a total amount of 36 million euros, net of the cash acquired. In addition, Orange benefits from mutually-binding options on the remaining 4.9% of the capital (see Note 3.2 to the consolidated annual financial statements).

In August 2018, Orange also acquired 100% of Baseform Holding, a European company active in infrastructure, Cloud services, the management of critical applications and data analysis, for a total of 230 million euros net of the cash acquired (see Note 3.2 to the consolidated annual financial statements). Henceforth, with 2,200 employees expert in the Cloud, more than half of whom work outside France, Orange Business Services plans to generate over half of its revenue in the Cloud internationally and is aiming at annual growth of 25% through 2022.

In February 2018, Orange also acquired Enovacom, which operates in the e-health sector. This acquisition forms part of the strategy of Orange Healthcare, its healthcare subsidiary, to be the leading partner in the digital transformation of health organizations and stakeholders in France and internationally.

Lastly, in February 2019, Orange announced the acquisition of the SecureData group and its subsidiary SensePost. SecureData is the largest independent provider of cyber security services in the United Kingdom, which is the largest market in Europe (see Note 17 to the consolidated annual financial statements).

Orange, a people-oriented and digital employer

Building a people-oriented and digital employer model by securing the skills needed for tomorrow, developing collective agility, and fostering individual commitment is one of the priorities of the Essentials2020 strategic plan.

In December 2018, Orange signed a new intergenerational agreement with three French trade unions, covering the integration of young people, assistance with and preparation for retirement and knowledge transfer. This agreement, effective January 1, 2019, covers the years 2019, 2020 and 2021. Under this agreement, Orange has agreed that the Group in France will host an average of 4,000 young people on work-study and 2,400 interns at all times. Once they are trained, the Group further agrees to hire at least 2,000 from work-study or internships on permanent contracts. Lastly, Orange has given a three-year extension to the French «Part-Time for Seniors» plan of 2015, allowing employees to tailor their schedules during the three years preceding their retirement. The estimated number of beneficiaries of the extension of this plan is 6,000 employees (see Note 6 to the consolidated annual financial statements).

In June and December 2018, Orange announced that it had, in the context of its share Buyback program, acquired 6.9 million treasury shares for the amount of 101 million euros (see Note 13.2 to the consolidated annual financial statements). Those purchases were made in order to fulfill obligations related to (i) the «Orange Vision 2020» free share award plan covering 9.1 million shares and (ii) the plan for performance share awards as part of executives’ multi-year variable compensation (Long Term Incentive Plan, LTIP 2018 - 2020). These plans were established with the objective of involving all Group employees and executives (subject to continued employment and performance conditions) in the success of the Essentials2020 strategic plan (see Note 6.3 to the consolidated annual financial statements).

Furthermore, in December 2018, Orange announced the payment of an extraordinary «solidarity bonus» for 20,000 of the lowest-income employees as a commitment to the issue of people’s purchasing power.

Operational effectiveness (Explore2020)

In 2018, Orange continued its operational effectiveness (Explore2020) program. The objective, which was reviewed in December 2017, was to exceed the 3 billion euros of gross savings initially projected for 2015-2018, thereby contributing to controlling the expected increase in operating expenses.

On an aggregate basis for fiscal years 2015 to 2018, the objective was reached, with 3.5 billion euros of gross savings over the period (953 million euros in 2015, 758 million euros in 2016, 934 million euros in 2017 and 893 million euros in 2018), thus surpassing the original goal by 18%. In 2018, this amount related to both operating expenses included in the adjusted EBITDA calculation, of 681 million euros, and in CAPEX, of 211 million euros.

Over the 2019-2020 period, Orange will continue its efforts on costs using as the main drivers digitization, simplification and sharing to achieve additional gross savings of one billion euros over the period 2019-2020. On investments, Orange will rely on Lean CAPEX, a program with the goal of gradually reducing unit costs by 15%, resulting in one billion euros in gross savings in 2020 (which will be partially reinvested in line with the Group’s objectives).

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1.4.          Operating activities

Orange provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission and other value-added services, including mobile financial services. The Group operates in 27 countries (including two in which it holds a minority interest). The Group’s business is presented in this section under the following segments: France, Spain, Europe, Africa & Middle East, Enterprise, International Carriers & Shared Services, Orange Bank (see Section 3.3.1 Note 1 Segment information).

The results of Orange’s activities in 2018 and its principal operating indicators in its various business segments are detailed in Section 3.1 Analysis of the Group’s financial position and earnings.

Unless otherwise indicated, the market shares indicated in this chapter correspond to market shares in terms of volume, and the data related to customers does not include SIM cards dedicated to connected objects (Machine to Machine).

1.4.1.           France

Orange is France’s incumbent telecommunications operator (see Section 1.1 Overview). The bulk of its business is carried by Orange SA, which is also the parent company of the Orange group.

The France operating segment includes all fixed and mobile communication services to consumers and companies with less than 50 employees (5) in France (6), as well as services for carriers. Activities developed for companies with more than 50 employees, as well as content activities and those of Orange Bank are covered respectively in Sections 1.4.5, 1.4.6.2 and 1.4.7 of this document.

In 2018, the France operating segment generated 42.6% of the Group’s consolidated revenue.

The market

At September 30, 2018, the revenue of French telecommunications operators declined by 1.1% on a sliding 12-month basis (source: Arcep, 3rd quarter 2018). While fixed narrowband telephony revenue continued its downward trend as a result of the steady decline in the number of lines, fixed broadband revenue continued its growth due to the increasing number of accesses. Despite intense competition, mobile services revenue rose driven by a sustained growth in access numbers.

The French broadband and very high-speed broadband Internet market is dominated by four main operators that account for over 99% of broadband customers. With a 40.3% market share, down 0.1 point compared with end-2017, Orange is the market leader on this market ahead of Free, Altice-SFR and Bouygues Telecom (nos. 2, 3 and 4, respectively, in number of customers). (7)

The French mobile market is dominated by the same four operators as the fixed market, which account for 89% of mobile customers (excluding M2M). With a market share of 32.5% in 2018 compared with 32.9% in 2017, Orange also remains the leader in this market ahead of its competitors Altice-SFR, Free Mobile and Bouygues Telecom (respectively nos. 2, 3 and 4 in number of mobile customers excluding M2M) and all of the MVNOs. (7)

Orange’s business activities

Orange France’s core business involves the provision of fixed-line, broadband and very high-speed broadband Internet and mobile telephony services for the Retail and Pro-SME markets. This strategy is underpinned by convergence, very high-speed fixed and mobile broadband and the Group’s "unmatched" customer experience (see Section 1.2.2 The Orange group strategy).

In the Retail mobile market, Orange has segmented its offers into four main categories: 2h 100 MB or 2h 5 GB for customers looking for basic communication and Internet connectivity; 10 GB which offers a combination of enhanced Internet connectivity and increased communication possibilities; 50 GB adapted to meet the needs of heavier Internet users; and 100 GB and 150 GB for customers wanting the best smartphones and who have extremely intense connectivity needs both in France and abroad.

Orange is present in all market segments, including the entry-level market, with four types of mobile contract marketed under the Sosh brand at affordable prices that are available only on the Internet, with no commitment and no handset. At the end of December 2018, Sosh had 3.8 million mobile clients.

Since 2015, Orange has only marketed 4G offers, including entry-level packages.

Orange pressed ahead with its family-based strategy through its flagship Open offer with the development of multi-line contracts. Open mobile offers are available in the same ranges as traditional mobile offers and include the same levels of service.

The strategy of segmenting offers on the Retail and Pro-SME markets allows Orange to continue to grow its subscriber base while the decline in prepaid offers continues.

At the same time, the MVNO customer base hosted on Orange’s network has remained stable on a sliding 12-month basis.

In the Retail broadband Internet market, Orange has segmented its offers into two main categories: Livebox designed for customers looking for basic Internet and TV services, and Livebox Up which meets the needs of customers who want the highest speeds and a premium TV experience. Regarding equipment, in October 2018 Orange launched a new HDTV decoder.

Sosh has also been present on the broadband Internet market since the end of August 2018, with affordable offers, available exclusively online and without commitment.

Orange’s and Sosh’s broadband Internet access offers are marketed with FTTH technology in eligible areas, or alternatively, with ADSL. Orange is the leader in terms of FTTH access sold, with a portfolio of nearly 2.6 million subscribers at the end of 2018.

Since the telecommunications market was opened to competition, Orange has been the operator responsible for part of the universal provision of services. These include a minimal set of basic services available to all citizens who request them, including connection to a fixed network open to the public, and the provision of quality telephone service at an affordable rate. See section 1.7.1.2.3 Regulation of fixed-line telephony, broadband and very high-speed broadband Internet.

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Furthermore, Orange offers services to carriers, an activity which includes the interconnection of competing operators, as well as unbundling and wholesale services (ADSL and fiber optic), regulated by Arcep, and construction and marketing services for very high-speed fiber optic networks. Unbundling services saw a decrease in their price regulated by Arcep on January 1, 2018.

With the steady growth in full unbundling, as well as the wholesale of ADSL contracts and naked ADSL access to third-party Internet service providers, the decline in revenue generated by the traditional telephony service business continues.

Orange is also pursuing advertising activities via its websites, which are available in multi-screen web, mobile and tablet format with more than 27 million unique visitors per month. The most frequently visited French website on a daily basis, Orange.fr ranks 6th behind Google, Facebook, YouTube, Amazon and Wikipedia, with 8.8 million unique visitors per day. On mobile screens, Orange attracts 16.8 million mobile users as well as 4.1 million tablet users each month (source: Médiamétrie and Médiamétrie//NetRatings - Audience Internet Global - November 2018).

Against a backdrop of fierce competition and market restructuring, Orange has also continued to innovate, notably with the continuous development of mobile financial services (see Section 1.4.7 Orange Bank).

Distribution

Orange is pressing ahead with its digital development strategy with a 100% digital customer experience in Orange online stores (available on Orange.fr) and Sosh (via Sosh.fr), with Sosh offers available only on the digital channel. In 2018, the latter accounted for 26.4% of sales actions, up 5.5 points year-on-year. Digital technologies can address the growing needs of customers for autonomy and immediacy. Orange’s contract management app My Orange, attracted 5.0 million unique visitors in December 2018.

The dedicated customer centers, based on the type of services marketed, accounted for 19.2% of sales actions, a decline of 1.4 point year-on-year. The development of the digital channel is thus continuing to relieve the pressure on call centers and reduces the use of outsourcing.

The network of retail stores spread across France continues to roll out the Smart Store concept launched in 2015. At end-2018, this network, which consisted of 394 stores owned by Orange (including 16 Megastores and 180 Smart Stores), and 201 Générale de Téléphone Stores (including 78 Smart Stores), accounted for 50.4% of sales actions, down 2.7 points year-on-year.

Lastly, the other channels, which include direct marketing, door-to-door and the multi-operator network, accounted for 4% of sales actions, a decline of 1.3 point year-on-year.

The Network

Orange’s commercial leadership is partly based on its leadership in fixed and mobile networks.

In the fixed network, Orange continued to step up its very high-speed broadband program in 2018 with the installation of 2.7 million FTTH connections in one year (compared with 2.2 million in 2017), setting a new record in France. 69% of fiber optic installations were deployed by Orange in 2018 (source: Arcep, 3rd quarter 2018). At end-2018, Orange had 11.8 million FTTH-connections.

Actions to improve the fixed network speed with a view to significantly improving the Internet experience of households and professional customers in rural areas continued, with fiber deployment in town centers (subscriber connection node opticalization, fiber to sub-distribution frames), and participation in FTTH Public Initiative Networks (PIN) of local and regional authorities. Orange has enjoyed considerable success regarding its expertise in PIN deployment. Six new agreements relating to the operation of the fiber optic networks of local authorities (Bourgogne - Franche-Comté, Gironde, Vienne - Deux-Sèvres, Orne and Var, as well as a submarine cable in Guadeloupe) were signed in 2018.

As regards the mobile network, 2018 saw the continued deployment of 4G reaching a coverage rate of 98.6% of the French population (up 2,7 points compared with end-2017), which is still the best 4G coverage rate in France (8). At the end of 2018, Orange had deployed 19,053 4G sites in France (9) (source: ANFr, January 1, 2019).

This deployment involves the continued extension of coverage in tourist areas, stadiums, trains (LGV and TER), subways and the motorway network.

For the eighth consecutive year, the Orange mobile network was ranked no. 1 by Arcep in 2018 (source: Arcep, October 2018).

As regards the cluster, transmission, and transport network, Orange carried on with (i) the simplification of fixed-line broadband access engineering (vDSL and FTTH) to accommodate the high growth in traffic, and (ii) works aimed at the transition from traditional telephony services to IP telephony.

1.4.2.           Spain

The Group has been present in Spain since the liberalization of the Telecom market in 1998. Initially present in the fixed-line telephony market, it acquired the mobile telephony operator Amena in 2005, and then adopted the Orange brand in 2006. The acquisition of the Jazztel fixed-line operator in 2015 enabled Orange to consolidate its position in terms of convergence thanks to Jazztel’s fiber coverage. The Group has also strengthened its presence in the low-cost market with the acquisitions of MVNO Simyo in 2012 and República Móvil in 2018, thereby consolidating its multi-brand strategy designed to cover all segments of the market.

In 2018, Orange generated 12.8% of its consolidated revenue in Spain, making it the second most important market for the Group.

The market

Since the beginning of market consolidation in 2014, four operators have dominated the telecoms market: Telefónica, the incumbent operator, which operates under the Movistar brand and which acquired D+ in 2014; Orange; Vodafone which acquired ONO in 2014; and MásMóvil Ibercom, initially an MVNO, which acquired Yoigo in 2016 and then signed a commercial agreement to access Orange’s fixed and mobile networks.

Together, the four convergent operators control more than 90% of the market, with Telefónica ranked first, followed by Orange, whose market share in 2018 reached 26.7% on broadband Internet and 25.8% on mobile, then Vodafone (8).

In addition to competing on the B2B and B2C segments through their main brands, these four operators also compete via other brands in the low-cost market: Orange with Jazztel, Amena, Simyo and República Móvil; Telefónica with Tuenti and O2; Vodafone with Lowi; and MásMóvil with Pepephone.

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Orange’s activities in Spain

Orange is pursuing a multi-brand commercial strategy in Spain comprising a focus on convergent offers, the deployment of next-generation networks and prioritizing innovation in its services and business lines (X by Orange, wholesale, etc.). Its operating strategy combines the potential of its 4G and FTTH networks. In 2018, this strategy continued to be supported by the increased number of TV customers and the growing trend for convergence in the customer base.

In the mobile market, Orange has developed a wide range of 4G offers, both for convergent customers and for mobile-only customers. Orange’s strategy focuses on providing value-for-money, very high-quality services, including for low-cost offers, to meet the needs of all customer segments. In 2018, Orange improved its offerings to meet the growing demands of its customers for data and services.

Orange also offers quality, high definition and multi-device TV contents. In 2018, Orange significantly developed its TV platform, both at the technical level and in terms of content, by enhancing its offer through broadcasting soccer matches and other premium content, which allowed it to reach a TV penetration rate of more than 17% (10). Since August 2018, Orange has, with Movistar, been the only operator to offer its customers the entire soccer content available in Spain.

Orange is also a key player in the low-cost market with mobile-only and convergent offers available online under the brands Amena, Simyo and República Móvil.

On the fixed broadband market, Orange continued to be the leader in FTTH customer base growth.

On the B2B market, Orange launched X by Orange in 2018 to enable small offices and home offices (Sohos) and Small and Medium Enterprises (SMEs) to have access to high-end digital services. As a digital partner for large companies, Orange has developed cutting-edge technologies such as Big Data, the Internet of Things and cyber security services, enabling its key account clients to improve their operational efficiency and competitive position.

With the objective of differentiating itself from other operators, Orange launched several innovative solutions in 2018 such as Smart WiFi, which ensures an optimal wireless signal at home for its customers, and WiFi with me, which allows customers to access the Internet wherever they are. Orange was also the only operator in Spain to offer Google Home Assistant and was granted exclusivity for the launch of the Pixel 3 smartphone.

Orange has also innovated in the equipment market, offering the best smartphones, tablets, video game consoles and Smart TVs in a bundle with offers tailored to meet the needs of each customer.

The Network

Orange continued to deploy its FTTH network, with 1.9 million new connectable households in 2018. In 2018, Orange was able to offer very high-speed broadband connections to 13.8 million households through its own fiber optic network and thanks to the network sharing agreement signed with Vodafone and MásMóvil.

Orange is also pursuing the roll out of its 4G network which, in 2018, covered 96.9% of the population (10). Regarding 5G, Orange has launched a national testing program to develop real 5G usage scenarios and demonstrate the benefits of this technology to improve the customer experience.

1.4.3.           Europe

Outside France and Spain, the Group is present in six countries in Europe, where it is implementing its convergence strategy through the deployment of very high-speed fixed and mobile broadband, and the launch of new offers. In 2018, Orange launched its Love convergence offers in all European countries. In each country, Orange develops its convergence strategy taking into account the local context and leveraging the strengths of its subsidiaries:

-in Poland where the Group is the incumbent operator, leader in fixed and number two in mobile;

-in Belgium and Luxembourg, where the Group launched its convergence offers via partnerships;

-and in other countries in Central Europe (Romania, Slovakia and Moldova) where the Group, leader in mobile, is a convergent player via the deployment of fiber optic, the use of 4G for the development of fixed via LTE, and its partnerships.

1.4.3.1.         Poland

The Group has been present in Poland since 2000, the year it acquired an interest in the incumbent operator, Telekomunikacja Polska (renamed Orange Polska). In 2006, Orange became the single brand for mobile activities in accordance with the Group’s brand policy. In 2012, it also became the single brand for all fixed-line telephony services offered by the Group in Poland. Orange owns 50.67% of the shares of Orange Polska, which is listed on the Warsaw Stock Exchange. In 2018, the Group generated 6.2% of its consolidated revenue in Poland.

Poland has four main mobile telephony operators: Orange, T-Mobile (owned by Deutsche Telekom), Polkomtel (operating under the Plus brand, owned by the Cyfrowy Polsat Pay-TV by satellite group) and P4 (operating under the Play brand, controlled by Tollerton Investments Ltd and Novator Telecom Poland SARL). At the end of 2018, these four mobile telephony operators accounted for 98% of the total number of SIM cards in Poland, with Orange ranking second after Play with a market share of 27.9% at end-December 2018 (10).

In the broadband Internet market, Orange is the leading operator with a market share of 28.4% in the third quarter of 2018 (10). Its principal competitors are cable TV operators (mainly UPC Polska, Vectra and Multimedia Polska), as well as Netia, a traditional telecommunications operator. The telecommunications market is undergoing consolidation with Netia being acquired by the Cyfrowy Polsat group, followed by Vectra’s announcement in August 2018 of its acquisition of Multimedia Polska. While these developments underscore the validity of Orange’s convergent strategy in Poland, they are likely to boost competition.

Orange’s activities in Poland

Orange’s main strategic objective in Poland is to be the leader in convergence, by marketing packaged offers of fixed and mobile broadband access with financial incentives. Convergence enables Orange to differentiate itself from its competitors and gain a larger share of the household media and telecommunications budget and is an effective retention tool. In 2018, Orange pursued this strategy by focusing on its convergent offer, Love, which exceeded one million customers in October 2018. The basic formula of the Love package includes fixed and mobile services at an affordable price. This package can be extended for higher fixed broadband speed, additional SIM cards, additional TV contents and other value-added services.

Orange focuses on a differentiated approach in large cities and medium and small towns, as well as rural areas, by taking into account the local competitive environment, the potential in relation to population density, and customer needs. In large cities, Orange focuses on developing the FTTH coverage and improving its fixed broadband

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market share, by leveraging its excellent positioning in the mobile market via the cross-selling of fixed and mobile telephony services. Mobile technologies in rural areas remain the first solution for broadband access.

The number of fixed voice lines continued to decline in 2018, with a net loss of voice customers (traditional PSTN or VoIP) due to structural demographic factors, as well as the growing appeal of mobile telephony services offering unlimited calls across all networks.

As announced in September 2017, Orange Polska continued to implement its new strategic plan Orange.one in 2018. This plan is designed to create long-term value and sets forth the strategic vision of the company by 2020.

In July 2018, Orange and T-Mobile forged a partnership giving access to Orange’s fiber optic network to some T-Mobile customers in non-regulated areas. This 10-year partnership will maximize the use of the Orange fiber optic network and contribute toward a more rapid monetization of this investment.

The Network

In 2018, Orange pursued the deployment of its FTTH network in Poland, extending it to almost 3.4 million connectable households. vDSL coverage stood at 5.3 million households and has not changed significantly since 2017 because of the priority given to the fiber network.

LTE services (4G) are offered by Orange via 10,882 base stations. To meet the strong growth in 4G traffic, Orange focused on spectrum refarming in 2018 to increase the allocation made to 4G, by lowering allocations to 2G and 3G technologies. Orange also focused on increasing the number of sites allowing spectrum aggregation. At end-2018, Orange’s 4G network covered 99.8% of the population (11).

1.4.3.2.         Belgium & Luxembourg

In Belgium and Luxembourg, Orange operates via Orange Belgium (previously Mobistar) and its subsidiary Orange Communications Luxembourg. Orange Belgium is listed on the Brussels Stock Exchange. The Orange group holds 52.9% of the capital. Historically present in the mobile segment in Belgium, in 2016 Orange launched convergent offers across the entire country, based on the regulation of wholesale access to cable, and then adopted the Orange brand the same year. In 2018, Orange Belgium generated 3.0% of the Group’s consolidated revenue.

Belgium

The competitive structure of the fixed-line telephony market remained relatively stable in 2018, with the predominance of the incumbent operator Proximus and the regional cable operators Telenet and VOO. Telenet acquired SFR Belux in 2017 and bought the cable network of Etterbeek, a municipality of Brussels, in December 2018.

On the mobile telephony market, Orange’s competitors are two major mobile telephony operators: Proximus (the incumbent operator, 53.5% owned by the Belgian State) and Telenet (56.4% owned by the Liberty Global group), which acquired Base in 2016. With a market share in volume of 27.1% in the third quarter of 2018, Orange ranks third in terms of customer base, but is still second in value terms behind Proximus (11).

In 2018, Orange pursued its convergence strategy, notably by adding to its Love convergent offers a TV function on the Orange TV mobile app, and a fixed phone option. With its Love Internet and TV package, Orange is the first operator in Belgium to market a nationwide cable offer. The success of this high quality fixed offer at an affordable price has enabled it to sharply increase its customer base.

At the same time, Orange Belgium stands out as a "bold challenger" on the mobile market with the launch of the first completely unlimited offer (data, calls and SMS) on the market.

Investment in mobile networks remained high with the steady deployment of 4G, mainly to expand coverage within homes, and to invest in the core transmission network, as well as the steady deployment of 4G+, which provides customers with a more rapid download speed that is up to three times faster. Orange’s 4G network covers 99.7% of the population (11). In addition, Orange Belgium is the first Belgian telecommunications operator to team up with Fluvius, the electricity and gas distribution operator, in a joint fiber optic pilot project, which is in line with the future ultra-fast network objectives of the Flemish Government. Orange was also the first operator to launch end-to-end mobile IoT services.

Luxembourg

Orange started its operations in Luxembourg in 2007 via the acquisition of Voxmobile. The company adopted the Orange brand in 2009.

On the mobile segment, Orange Communications Luxembourg is ranked third behind Post Luxembourg, the market leader and incumbent operator, and Proximus Luxembourg, a subsidiary of the Belgian operator Proximus with its own brand, Tango (source: ILR for the year 2017). Post Luxembourg also has the largest market share in the fixed-line and Internet market.

In 2018, the Luxembourg market remained strongly oriented towards convergence.

In 2018, Orange continued to enjoy the success of its convergent offer, Love, which it completed with the launch of a high-speed fiber optic offer which now goes up to 1 Gbit/s, and its Home Box fixed LTE offer.

1.4.3.3.         Central European countries

Romania

Orange Romania was founded in 1997 and adopted the Orange brand in 2002. Historically present on the mobile segment, Orange launched its satellite TV offers in 2013, then its fiber offer in 2016, following a wholesale agreement with Telekom. In 2018, the Group generated 2.7% of its consolidated revenue in Romania.

The Romanian Telecom market is dominated by four operators: Orange, Vodafone, Telekom (the incumbent fixed telephony operator, also present on the mobile segment, jointly owned by the Romanian government and OTE, which is itself jointly controlled by Deutsche Telekom and the Greek government) and RCS&RDS (operating under the Digi brand, owned by Digi Communications).

In the mobile telephony market, Orange’s market share was 34.1% in 2018, compared with 34.8% in 2017. Orange maintained its leading position, followed by Vodafone, Telekom and Digi (11).

Following the recent launch of its fixed offers, Orange’s market share in the fixed-line market increased by 1.8 point, but remains limited at 5.6%, in a market dominated by Digi, followed by the incumbent operator Telekom and UPC (11).

Orange’s activities in Romania

Orange continued to increase its 4G presence, which is the largest in Romania and now covers 96.9% of the population throughout the country as a whole, and 100% in urban areas (11). Orange continued to integrate more data into its offerings, enabling the rapid adoption of smartphones and significant growth in traffic and in revenue from data services. Orange has thus strengthened its leadership position in the 4G segment by maintaining its level of contracts which represent 52% of its customer base. In 2018, Orange improved its Love convergent offers and revamped its post-paid portfolio by focusing on three pillars:

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convergence, simplicity and increased data. In September 2018, Orange acquired the rights to the Champions League and Europa League and launched HBO Go for Orange Home TV, in support of convergence.

In 2018, the National Bank of Romania approved the request of Orange Mobile Financial Services for a payment institution license. In July 2018, Orange Mobile Financial Services added new features to its e-wallet offer, in particular the option of having an IBAN account, a first in Romania. At the end of 2018, Orange signed a strategic partnership with VISA to provide Romanians with innovative payment solutions.

Orange is still the leader in terms of innovation thanks to numerous initiatives carried out in 2018, such as the first 5G test in real operating conditions in Cluj, which was carried out as part of Orange Group’s 5G program. The initiatives also included a network coverage map and the launch of the Alex chatbot in June. This chatbot is unique in the Romanian market in that it can give personalized answers to customers’ questions through advanced features that enable it to understand natural language.

Slovakia

Orange Slovensko started operating in 1996 and adopted the Orange brand in 2002. Historically present on the mobile segment, Orange reinforced its position in the area of convergence thanks to a new fiber deployment program in 2016 and the launch of fixed-line solutions via LTE in 2017. In 2018, the Group generated 1.3% of its consolidated revenue in Slovakia.

The fixed broadband market in Slovakia is dominated by the incumbent operator Slovak Telekom, whose infrastructure covers the whole country. Orange, which rolled out its own fiber optic network in Slovakia and markets DSL Internet services via a commercial agreement with Slovak Telekom, is ranked second in this market with a market share of 13% (12).

In the mobile telephony market, Orange competes with three other operators: O2 (owned by the O2 Czech Republic group), Slovak Telekom (owned by Deutsche Telekom) and Swan (national operator). The Slovak post and Swan started to offer mobile services in October 2015, only in prepaid formulas, available in all post offices. Although its market share declined by 1.5 point year-on-year, from 40.8% to 39.3%, Orange remains the market leader. Slovak Telecom is ranked second in value terms, followed closely by O2 (12).

Orange’s activities in Slovakia

In 2018, Orange continued to execute its long-term strategy focused on strengthening its position on the convergent market. This is supported by its solid market share in mobile telephony and by the launch in August of a television service that is enhanced with exclusive content, including Champions League soccer matches, as well as premium HBO movie channels.

Orange continued to expand its 4G network in 2018. It also focused on extending its fixed broadband coverage by increasing its FTTH coverage (which amounted to 0.5 million connectable households at the end of 2018) and launching a satellite TV network.

Orange markets a number of innovative offers, particularly its convergent offer Love. At the same time, Orange has simplified its portfolios of mobile and fixed-line contracts and launched its new flexible Smart Packages contracts for Funfon prepaid customers.

Moldova

Orange Moldova started operating in 1998 and adopted the Orange brand in 2007. Historically present on the mobile segment, Orange launched its fixed and convergent telephony offers in 2017, following the acquisition in 2016 of SUN Communications, Moldova’s main cable operator. In 2018, the Group generated 0.3% of its consolidated revenue in Moldova.

The main telecommunications operators active in Moldova are Moldtelecom (the fixed telephony incumbent operator, also present in the mobile segment under the Unite brand), Orange and Moldcell. In 2018, Orange maintained its position as the number one in the mobile telephony market, followed by Moldcell and Unite (12).

Orange’s activities in Moldova

In 2018, Orange focused on growth in its fixed-line business and convergence offers, in response to the growing demand for data in fixed-price contracts, as well as the acquisition of new customers and the management of its customer base. The offer portfolio and processes have been streamlined to improve efficiency and customer experience.

1.4.4.           Africa and Middle East

The Orange group is present in 19 countries in Africa and the Middle East of which 17 where it has controlling interests and two where it has minority interests. Part of the activities of the operating segment in Africa is structured into sub-groups (Sonatel and Côte d’Ivoire). In Africa and the Middle East, Orange primarily operates in the mobile markets, with the exception of countries where the Group controls the incumbent operator (Senegal, Côte d’Ivoire and Jordan) and Morocco, where it also provides telephony and fixed Internet services. In 2018, Africa and the Middle East accounted for 12% of the Group’s consolidated revenue.

1.4.4.1.         Sonatel sub-group

The Sonatel sub-group, in which the Orange group has been present since 1997, operates under the Orange brand in the five countries where it is present. Senegal and Mali account for 76% of its business and Guinea, Guinea-Bissau and Sierra Leone for the rest. The Sonatel sub-group has developed gradually, firstly by launching operations in Mali as of 2003, then in the Republic of Guinea and Guinea-Bissau in 2007, and then by acquiring Airtel Sierra Leone in 2016. In 2018, it generated 3.7% of the Group’s revenue.

The mobile markets in which the Sonatel sub-group operates are mainly prepaid markets, largely driven by the rapid development of voice and data usage. These countries are currently experiencing tighter regulations, notably with increased controls on promotions, resulting in the forced suspension of certain offers, particularly in Senegal. At the same time, the different regulators are imposing increasingly strict requirements as to quality of service and compliance with environmental standards. The development of the Sonatel sub-group’s markets continues to be affected by high tax levels.

In 2018, growth in the fixed market was based on the Flybox, TDD-LTE (fixed Internet on 4G) and fiber optic offers.

With respective mobile market shares of 53.1% in Senegal, 59.0% in Guinea (sources: local regulator, 3rd quarter 2018) and 56.9% in Mali (source: GSMA), the Sonatel sub-group is leader in all of its markets with the exception of Guinea-Bissau and Sierra Leone where it is the second largest operator with respective market shares of 47.6% and 31.0% (source: GSMA). Depending on the country, it has two or three competitors: Tigo and Expresso (Sudatel group) in Senegal; Sotelma/Malitel (Maroc Telecom group) and Alpha Telecom (the

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Planor-Monaco Telecom International consortium) in Mali; MTN and Cellcom in Guinea; MTN in Guinea-Bissau; Sierratel (the incumbent operator), Africell and QCell (new entrant) in Sierra Leone.

By promoting the development of digital inclusion through its multi-service networks, the Sonatel sub-group contributes to economic and social development in all its operating countries in specific areas: community well-being, good governance, growth and development and protection of the environment.

In 2018, the Sonatel sub-group pursued its growth strategy by focusing on the following areas:

-command of broadband: with the commercial launch of fiber optic and 4G+ in Senegal and Mali and TDD-LTE in Mali;

-expansion to include new sources of growth with the market launch of the Orange Énergie solar energy service contracts in Senegal, Mali and Guinea;

-continuing to open new corridors for voice traffic in the sub-region and internationally;

-stepping up the development of Orange Money which promotes financial inclusion in the sub-region, with a new leadership role in Senegal in national money transfers.

With 4G networks already operating in Senegal, Mali and Guinea-Bissau (the first Sonatel sub-group operating country to launch 4G in 2015), Sonatel continued major works to modernize and extend its mobile network.

1.4.4.2.         Côte d’Ivoire sub-group

The Côte d’Ivoire sub-group, in which the Orange group has been present through Orange Côte d’Ivoire since 1996, operates under the Orange brand in three countries. Côte d’Ivoire accounts for 71% of its business and the remainder is split between Burkina Faso and Liberia. The Côte d’Ivoire sub-group expanded through the acquisition of Cellcom Liberia in April 2016 and Airtel Burkina Faso in June 2016. It operates in a geographical region with a population of more than 48 million inhabitants. In 2018, it generated 2.6% of the Group’s revenue.

There were opposing trends in the Côte d’Ivoire sub-group’s markets in 2018 against the backdrop of the launch of the mobile roaming charges harmonization project in ECOWAS Member States, the continued growth of mobile financial services and relative tensions with the regulatory authorities on audits of compliance with mobile license specification requirements (Côte d’Ivoire and Burkina).

In Côte d’Ivoire, 2018 was marked, in particular, by stricter mobile customer identification requirements, resulting in a drop in the market’s mobile customer base, the reconsideration of price differentiation between on-net and off-net calls and the regulator’s heightened vigilance regarding quality of service and coverage level. In 2018, mobile number portability was also implemented in the country.

With mobile market shares of 41% in Côte d’Ivoire (source: Artci, 3rd quarter 2018), 43.3% in Burkina Faso (source: Orange estimates) and 60.5% in Liberia (source: GSMA), the Côte d’Ivoire sub-group is now ranked first in all of the countries where it operates. In Côte d’Ivoire, the sub-group is also the leader in the fixed telecommunications market and in mobile financial services.

The three entities have the following competitors in each of their regions: MTN and Moov in Côte d’Ivoire; Onatel and Telecel in Burkina Faso; MTN in Liberia.

In 2018, the activity of the sub-group was marked by the significant growth in revenue of Orange Burkina but also by the fire that broke out on April 30, 2018 in an Orange technical center in Abidjan which affected revenue growth.

In 2018, the Côte d’Ivoire sub-group continued its development strategy based on the following areas:

-modernization and extension of its mobile networks, notably 4G, in particular to meet requirements for mobile data;

-optimization of energy costs (solar panels, optimization of energy consumption);

-innovation with regard to uses and offers to speed up the development of mobile data;

-promotion of fixed Internet with the development of FTTH in Côte d’Ivoire (more than 8,500 active customers for around 34,000 available connections at the end of 2018) accompanied by content offers and the purchase of an TDD-LTE license (4G fixed Internet) in Liberia;

-extension of services eligible for Orange Money (payment of invoices, international transfers, etc.);

-development of the B2B business, in particular through a differentiated and integrated approach for offers targeting SMEs;

-distribution of integrated solar kits to provide electricity to Orange customers with no access to the electricity grid;

-strengthening of international connectivity.

1.4.4.3.         Countries of North Africa and the Middle East

Egypt

The Orange group entered the Egyptian Telecom market in 1998 through a partnership with Orascom and Motorola in the operator Mobinil. It gradually increased its stake following the withdrawal of Motorola in 2000 and Orascom in 2015. Since 2016, all services are marketed under the Orange brand. In 2018, Orange Egypt delisted from the Cairo Stock Exchange. In 2018, the Group generated 1.6% of its consolidated revenue in Egypt.

The buoyancy of the market was driven by the launch of 4G services by all operators in the final quarter of 2017 and the simultaneous increase of 30% in the price of prepaid recharges following the regulator’s decision. At the same time, Telecom Egypt, the incumbent operator until then present only in the fixed-line market, launched a new mobile operator under the brand WE, operating under a roaming agreement with Etisalat.

With a mobile market share of 31.7% (source: GSMA), Orange remains number two on the market, behind Vodafone and ahead of Etisalat.

Among the highlights for 2018, Orange notably:

-launched new mobile Internet offerings contributing to the development of data usage;

-expanded the coverage of its 4G service launched in September 2017 with a focus on Greater Cairo, Alexandria and the Nile Delta region;

-pursued the digitization of customer relations thanks to the success of the My Orange app and the partnership with Jumia to market mobile and 4G offers online.

Within the context of the 4G launch, Orange continued to modernize its access network in 2018 to support the growth in data usage, and notably replaced its old Alcatel Lucent equipment to enhance the capacity and quality of its network.

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Morocco

The Orange group entered the Moroccan Telecom market in 2010 through a partnership with Médi Telecom. The company, which was operating under the Méditel brand, became a consolidated subsidiary of the Group in July 2015 after Orange increased its interest to 49% of the capital. Since end-2016, all services are marketed under the Orange brand. In 2018, the Group generated 1.3% of its consolidated revenue in Morocco.

With 33.1% of the mobile market (source: ANRT, 3rd quarter 2018), Orange is the second largest mobile operator in the country (behind the incumbent operator, Maroc Telecom, and ahead of Wana).

In 2018, Orange maintained its sales momentum on the back of:

-the revamping of its portfolio of residential and B2B offers;

-the launch of very high-speed fixed broadband offerings (fiber optic and TDD-LTE) for the Retail and B2B markets;

-simplifying the customer journey and digitizing the customer relationship;

-increasing the penetration rate of smartphones and data users and converting customers to 4G;

-reinforcing its distribution channel and developing the penetration and use of My Orange and E-Care B2B apps.

Orange was the first operator to launch 4G services in Morocco in April 2015, and in 2018 continued to develop its network to support the increase in data traffic. This involved the densification of its 4G network, boosting the capacity of the Core Data network and extending the national and international terrestrial transmission network.

2018 was also marked by measures taken to step up the implementation of the Group’s fixed strategy for both B2C and B2B customers. This strategy is notably based on a new fixed telephony ecosystem that encompasses several partners across the entire value chain. At the end of 2018, the Orange Maroc fiber optic network had around 7,500 customers.

Jordan

The Orange group entered the Jordanian Telecom market in 2000 through a partnership with the incumbent operator Jordan Telecom. The company became a consolidated subsidiary of the Group in 2006 after Orange increased its interest to 51% of the capital. Since end-2007, all services are marketed under the Orange brand. In 2018, the Group generated 0.9% of its consolidated revenue in Jordan.

Orange is the country’s second largest mobile operator, behind Zain and ahead of Umniah. In the third quarter of 2016 (the date of the last publication by the Jordanian regulator), its market share of the mobile segment was 32.4%.

Orange is also present in the fixed-line market through its ADSL Internet offers as well as FTTH, launched in 2016. In this segment, its competitors are Zain and Umniah, which use Wimax and TDD-LTE technologies, as well as fiber in the case of Zain.

In 2018, Orange pressed ahead with its development strategy with the following focus areas:

-the revamping of its portfolio of mobile offers, in particular to address the youth market;

-the exclusive development of very high-speed Internet and mobile 4G+ offers and fixed offers with the massive deployment of fiber in the capital and some large cities;

-reinforcement of international outgoing traffic with an increase in the number of corridor offers, in particular for Egypt;

-support for large B2B accounts.

Orange is continuing to contribute to the country’s digital transformation by supporting start-ups in its accelerator program, by helping women learn to code (Orange Digital Centers), by accompanying its B2B customers (especially with its Datacenter), and via a highly ambitious internal digital transformation plan that includes the launch of chatbots (for in-house purposes as well as for its customers) and the first use of robots.

Tunisia

Orange Tunisie launched its activity in May 2010 after acquiring its license in July 2009. The Orange group is a partner with 49% of the capital.

Orange’s mobile market share was 26.6%, up slightly on 2017, placing it in third position behind Ooredoo, which maintains its leading position, and Tunisie Telecom. Orange also confirmed its leadership in the segments of 3G and 4G keys with a market share of 51% (source: Instance Nationale des Télécommunications, 3rd quarter of 2018).

In 2018, Orange Tunisie created momentum for its B2B business which succeeded in winning several major accounts on the Tunisian market and recorded revenue growth of almost 14% compared with 2017.

Orange Tunisie also improved its performance in the mobile and data markets with the launch of several innovative offers, together with the Best Retail Network program and by strengthening its presence on digital platforms.

In terms of the network, Orange Tunisie continued to work on the extension and densification of 4G coverage by refarming certain frequency bands. In addition, Orange Tunisie was ranked "Best Mobile Data Operator in Tunisia" in 2017 following the survey conducted for the first time by Nperf in Tunisia.

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1.4.4.4.         Countries of Western and Central Africa

Democratic Republic of the Congo

The Orange group entered the Congolese telecom market in 2011 through the acquisition of Congo Chine Telecom. In 2016, Orange acquired Oasis, the Congolese subsidiary of the Millicom group, which operated under the Tigo brand. In 2018, Orange RDC generated 0.6% of the Group’s consolidated revenue.

With a market share of 31.6%, Orange is the second largest mobile operator in the country behind Vodacom and ahead of Airtel and Africell (source: Arptc, 2nd quarter 2018). All operators hold and operate 3G licenses and 3 out of 4 acquired a 4G license in 2018.

2018 was marked by strong momentum driven by the sales teams, as well as the attractiveness of the offers, in a stable economic climate (after the sharp devaluation from mid-2016 to mid-2017). This made it possible to break through the symbolic 10 million customer barrier in the second half of 2018 (source: GSMA).

Furthermore, in 2018, the upgrading of the old Orange and Tigo networks was completed, enabling Orange to offer extensive 3G coverage and to differentiate itself from competing operators. 4G was launched in the three major cities (Kinshasa, Goma and Lubumbashi).

Cameroon

The Orange group has been present in Cameroon since the liberalization of the Telecom sector in 1999. All services, initially launched under the Mobilis brand, have been marketed under the Orange brand since 2002. In 2018, the Group generated 0.7% of its consolidated revenue in Cameroon.

With a market share of 34.9% in 2018 (Source: GSMA), Orange is the country’s second mobile operator, behind MTN and ahead of Nexttel.

In 2018, against a backdrop of a declining global market, Orange Cameroun made a return to strong revenue growth thanks to the strong growth of Orange Money and the mobile data business.

Niger

The Orange group has been present in Niger since 2008 as the fourth entrant. In 2018, Orange Niger contributed 0.2% to the Group’s consolidated revenue.

With a market share of 24.1% (source: Arcep, 2nd quarter 2018), Orange is the country’s third largest mobile operator, behind Airtel and Moov and ahead of Niger Telecom.

In 2018, the tax burden was significantly heavier and the Niger government restricted taxpayer recourse to litigation procedures. In addition, on January 1, 2019, the government reintroduced the "International Incoming Traffic Termination Tax" (TATTIE), despite its adverse effects on traffic volumes.

In 2018, Orange Niger opened IRT corridors (international money transfer via Orange Money) with other Orange subsidiaries in the sub-region and with Benin thanks to an agreement signed with MTN Benin. Orange Niger also continued its strategy to modernize and improve its 2G/3G mobile network.

Botswana

The Orange group has been present in Botswana since 1998 and since 2003 under the Orange brand. In 2018, the Group generated 0.2% of its consolidated revenue in Botswana.

In a saturated market, with a penetration rate of 141%, Orange is the second largest mobile operator with a market share of 32.7%, behind Mascom and ahead of Be Mobile (source: GSMA).

In 2018, Orange’s market share increased significantly thanks to a robust commercial momentum. With its unlimited voice and data offers, Orange continued to develop the B2B market and consolidated its leading position in mobile financial services via the Orange Money offering.

Orange was the first operator to launch 4G in 2015, and in 2018 it pressed ahead with its strategy of deploying the mobile broadband network in the country’s main cities, modernization of the radio access network and densification of broadband access.

Madagascar

The Orange group has been present in Madagascar since 1998 and since 2003 under the Orange brand. In 2018, the Group generated 0.2% of its consolidated revenue in Madagascar.

Orange is the third largest mobile operator in the country with a market share of 25.8% (source: GSMA), behind the incumbent operator Telma and Airtel and ahead of MVNO Blueline.

In 2018, Orange’s activity in Madagascar was marked by the launch of new abundance voice and data offers. Orange also developed its Orange Money financial service business by offering innovative "pico" and "micro" credit solutions with the M-kajy offer.

Orange launched 4G in early 2017 and throughout 2018 pursued its deployment and densification strategy for the mobile broadband network in the main cities and major tourist sites in the country.

Central African Republic

The Orange group entered the telecoms market in the Central African Republic in 2007 as the fourth entrant. In 2018, the Group generated 0.1% of its consolidated revenue in Central African Republic.

With revenue growth of around 15% in 2018, Orange is the second largest mobile operator in the country with a market share of 39.1%, behind Telecel and ahead of Moov and Azur (source: TeleGeography GlobalComms Database, 2nd quarter 2018). Orange Centrafrique is the leading player in the Mobile Money activity launched in April 2016. The main operational achievements in 2018 relate to the upgrading of mobile data offers and the densification of the Orange Money distribution network. Orange also continued to extend its radio coverage throughout the country (19 cities covered by 3G, making Orange Centrafrique a key player in the provinces), boost international satellite capacity and modernize the B2B access network.

Mauritius

The Orange group has been present in Mauritius since 2000 through a partnership with the incumbent operator Mauritius Telecom, in which it holds 40% of the capital.

Mauritius Telecom is the leader in Internet and fixed-line Telecom services in Mauritius, ahead of DCL, and in mobile services ahead of Emtel and MTML (source: GSMA).

The operator offers a comprehensive range of fixed and mobile data and voice services. It also offers convergence packages (voice, IP and TV) through its MyT service. The first operator to launch 4G and mobile payment services in 2012, Mauritius Telecom launched its fiber optic network (FTTH) in 2013.

The main growth drivers for Mauritius Telecom lie in content, in particular with a strategy of investing in premium content, enabling Mauritius Telecom to strengthen its position as the market leader.

The company also offers international connectivity via fiber optic submarine cables.

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1.4.5.           Enterprise

Operating under the Orange Business Services brand, Orange is one of the world leaders in supporting the digital transformation of enterprises. As an infrastructure operator, technology integrator and value-added services provider, Orange Business Services has a complete portfolio of offers designed to assist key accounts, local authorities and SMEs in France as well as multinationals around the world to carry out their digital transformation projects and implement their communication projects. Orange Business Services provides its clients with a high level of expertise to collect, transport, store, process, analyze and share their data and create value, while ensuring enhanced protection for this data at every stage. In 2018, the Enterprise segment, which includes the Orange Business Services activity, contributed 16.7% to the Group’s consolidated revenue.

The market

The B2B market for communication services and IT services is part of the wider ICT market, which combines the technologies used in the processing and transmission of information. In 2018, it accounted for just over 1.2 trillion euros (1.4 trillion dollars) worldwide (source: Gartner, 3rd quarter 2018), up 3% on a constant currency basis. The value of this market by region breaks down as follows: North America for 39%, Asia Pacific for 26% and Europe for 24%. The markets for consulting and integration services and for managed services and Cloud infrastructure services grew in 2018 and respectively accounted for 29% and 28% of the world market in value terms (source: Gartner, 3rd quarter 2018).

The B2B telecommunication services market is shared by many players, notably telecommunications operators, network integrators, managed IT service providers, and Internet or digital players (GAFAM). Given the large number of players, there is no reliable, relevant information available on market shares.

Orange Business Services activities

Orange Business Services (OBS) offers a wide range of products and services, including those that are packaged or tailor-made and using different methods such as integrated, managed or Cloud, aimed at accompanying businesses in their digital transformation, structured around their main challenges (connectivity, mobility, streamlining of processes, fluidity of exchanges with customers and support for their projects).

OBS has structured its portfolio of offers around four main types of products and services:

-fixed telephony (traditional and IP) and audio conference services;

-enterprise mobile telephony offers;

-network offers, including certain service guarantee levels (mobile and fixed-line connectivity, data transfer, hybrid networks, fixed-line and mobile convergence offers);

-IT service offers and integration solutions, including:

-unified communication and collaboration services (interoperability between telephony, messaging and video conference solutions, in triple play or quadruple play),

-IT/Cloud solutions (virtualization, systems integration, business applications, API, building blocks for connected objects, Big Data and analytics),

-managed and integrated or Cloud cyber-defense solutions covering infrastructures and users (safe work environments and infrastructure, cyber-defense, management and governance), supervised from a Cybersoc (security operations center),

-consulting and customer services (analysis of needs, solutions architecture, deployment and installation support, user training, administration of services and solutions) in various areas: switching to "all-IP", adopting Machine to Machine and the Internet of Things, supervising and managing quality of service, switching to Cloud infrastructure solutions, digital transformation of enterprises.

These offers are also used to develop cross-sector business solutions (finance, transport, energy, government and public sector, geolocation and fleet management, etc.).

OBS relies on international partners to supplement its offer and geographical coverage in areas where its customers operate and where its presence does not offer a comprehensive solution. OBS is working to build this type of partnership in the most developed markets, preferably with the leading operator or its direct competitor, like NTT Communications in Japan or AT&T in the United States.

OBS also works closely with an ecosystem of leading international partners in each of its areas of activity.

In 2018, OBS concluded a series of major contracts to support its customers around the world, in particular: Siemens AG, with the expansion and digitization of its network worldwide; Enedis in its industrial project to transform its electricity distribution networks into smart electricity grids; Nova Veolia and its subsidiary Birdz in the digitization of remote water meter reading services in France; and, Dobroflot Group of Companies in developing an IoT solution for controlling the fuel used by its fishing fleet.

In 2018, Orange Business Services also pursued its strategy of becoming a global player in digital transformation and accelerated its shift to services through several acquisitions:

-Business & Decision, an international consulting and systems integration group with 2,500 employees, with the objective of reinforcing OBS’s leadership as an operator and data services integrator in France and internationally;

-Basefarm, a leading European player in the fields of infrastructure, Cloud services, critical application management and data analysis;

-and Enovacom, publisher of software for the exchange, sharing and security of health information systems.

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1.4.6.           International Carriers & Shared Services

The operating activities of the International Carriers & Shared Services segment include:

-international carrier activities undertaken by the International Carriers Division (roll-out of the international and long-distance network, sales of international telephony and services to international carriers and installation and maintenance of submarine cables);

-and the activities of OCS and Orange Studio in content.

The segment also includes other cross-cutting activities of the Group, in particular research and innovation (see Section 1.6), or real-estate (see Section 1.5.2); as well as support and shared activities including headquarters corporate functions.

The operating activities of the segment accounted for 2.3% of the Group’s consolidated revenue in 2018.

1.4.6.1.         International Carriers’ activities

The market for wholesale operators is made up of three categories of player: global wholesalers, multinational retail operators (including Orange) and regional players or specialists.

The wholesale market’s customer base comprises voice market specialists (call-shop, prepaid cards), fixed and mobile domestic retail carriers (including MVNOs), Internet access and content providers and OTT players. International carriers also sell wholesale traffic to each other.

Orange International Carriers offers a broad range of solutions on the international market. Its business is structured on a large infrastructure of long haul networks. Its presence in both the retail and wholesale markets means it can develop solutions that are particularly well adapted to the needs of the retail operators. Orange has more than a thousand clients.

The Group is notable for being heavily involved in the design, construction and operation of submarine cables. With its ownership or co-ownership of several cable systems, Orange ranks among the world’s largest owners of submarine links. This has enabled it to satisfy the increase in transatlantic traffic.

The Group’s wholesale activity is based on:

-a seamless global network (13) and an IPX (13) protocol network supporting voice and data with points of presence around the world;

-a global network of dedicated IP routes with end users in more than 220 countries, connections to more than 200 Internet service providers, and connectivity in over 100 countries in a single IP network hop;

-99.99% network availability, 24/7 centralized network supervision.

In 2018, voice traffic reported by Orange’s International Carriers business remained stable, while data traffic increased by 37%.

Offers

Voice Services

Orange’s voice network has switched or all-IP (13) routes to 360 operators, coverage in more than 1,200 destinations, and 24/7 technical support.

Services to Mobile Operators

Orange supports over 200 mobile operators worldwide by providing interconnection as well as SS7 (13) and LTE signaling services together with high value-added services and GRX/IPX (13) transport services. Orange also provides roaming, 3G/4G and messaging solutions.

Orange is involved in preparing GSMA (13) standards and has expanded its LTE and IPX connectivity both directly and via peering agreements (13). The Group provides value-added mobile services solutions, such as an SS7 security offer, a secure messaging (SMS) offer, and Big Data.

Orange provides 4G roaming connectivity, on IPX, to a growing number of operators and continues to expand its coverage. This offer allows mobile operators to provide their customers with a 4G roaming service. Since the entry into force of free roaming in Europe in June 2017, international voice traffic via Orange France increased by about 40%.

Internet and Transmission Services

Orange’s adjustable solutions meet the specific needs of Internet service providers and content providers. The offer includes a large range of connection offers on all continents, including investments in 2018 in Dunant submarine cable (between France and the United States) and in Kanawa (securing Internet connections in French Guiana).

In 2018, Orange expanded its Internet coverage in Europe with the recent deployment of new points of presence, particularly in Romania, providing faster connection speeds and enhanced security.

Convergence Services

Orange provides IPX solutions (13) through its Multiservice IP eXchange offer. This service gives operators access to voice and mobile data services over a single connection. It can also optimize quality of service and network costs.

Security and anti-fraud services

To protect the value of its customers’ business, Orange International Carriers offers solutions covering the protection of identity and privacy and that of its networks, mobile traffic and voice traffic.

The portfolio of anti-fraud and security offers comprises voice, Internet and mobile service solutions designed to protect IP and SS7 transit networks and combat voice and messaging (SMS) fraud.

These offers include audit, detection and protection functions as well as the provision of analysis reports. The portfolio also contains offers specifically to fight the dangers of cybercrime and it is now possible for Orange International Carriers’ customers to resell some of these offers to their own clients.

Orange Marine

Orange Marine is a major player in submarine cables, from the early research and engineering stage through to the setting up of intercontinental connections and the maintenance of existing cables. Orange Marine has installed more than 240,000 kilometers of submarine cables (including 28,000 kilometers of buried cables) across all oceans. Its vessels carried out close to 800 repairs on defective cables, some of which were performed at a depth of 5,000 meters. Orange Marine has a cable-laying fleet of six vessels. It represents 15% of the global fleet and is one of the most experienced worldwide.

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1.4.6.2.         Content activities

Content distribution activities (TV, video-on-demand, music, video games) are a key component of Orange’s strategy as a multi-service operator with more than 9.5 million households connected to its TV universe at the end of 2018. These activities help promote the Group’s very high-speed broadband, fiber optic and 4G offers. In 2017, the Group created a cross-functional entity, Orange Content, to manage its content strategy and support all Group countries in these activities.

Orange’s content strategy is primarily based on developing partnerships with rights holders and service publishers. Orange is focused on its role of aggregator and distributor by referencing the best entertainment services available in order to offer them to its customers through its broadband networks.

Orange is also developing an ambitious strategy for producing and co-producing films and series, as well as publishing via its subsidiary Orange Studio and its premium OCS service (formerly, Orange cinéma séries). All of these programs are available in linear broadcast form and on demand. They are offered by most distributors in France and available live on the Internet. At end-2018, OCS had 2.9 million subscribers.

In 2018, Orange notably invested in two international series, "The Name of the Rose" and "Devils", which will be broadcast on OCS, and co-produced the movie, "Les Chatouilles" which was nominated for the Cannes Film Festival. In addition, at the end of 2018, Orange Studio launched the development of two series based on original works. At the same time, Orange Studio continued to enrich its catalog and launched an international sales activity via an agreement with UGC.

In 2018, Orange also renewed its commitment with professional movie organizations to invest, through OCS, in French and European movie productions, increasing its commitment to 125 million euros over the next three years. Orange also ratified the new media time-line which will shorten the time required for movies to be broadcast on OCS after their theater release date.

In Europe, the Group is pursuing the roll-out of content services, notably related to TV, a key element of convergence offers. As such, Orange is marketing TV channel packages in Spain based on soccer offers (La Liga and Champions League) whose distribution rights were renewed for the 2018/2019 season, and has launched its Orange Series 4k channel. The Group’s other European subsidiaries are also developing this TV strategy, for example in Slovakia, with the launch of a satellite offer and an Orange Sport channel in August 2018 which offers exclusive coverage of the Champions League.

In Africa, Orange also continued to enhance its TV offers and ventured into production, particularly in Senegal with the Diamond House series. In the mobile sector, Orange also developed distribution partnerships in 2018 with several content publishers (video, games and music). In the video-on-demand segment, Orange offers programs from the catalogs of the major distributors.

The music market confirmed its revival in 2018 with growth in activity driven by streaming. In mid-2018, Orange reinvested in Deezer, which has been a partner of the Group since 2010. The number of paying subscribers has continued to grow and the service is now available in France, Spain, Romania, Luxembourg and Cote d’Ivoire. At the same time, Orange continues to roll out its Orange Radio service, which is now available in 17 countries.

In the video games sector, the Orange TV games streaming offer continued to grow in 2018. In the mobile segment, the success of the unlimited contract and Freemium games continued, with the relaunch of the Orange Juegos offer in Spain and sustained momentum in the African countries where the number of Orange mobile-game customers exceeded the million mark. In response to the real craze for eSports in Africa, Orange organized the first Orange eSports Experience in 2018, the first pan-African video game competition that brought together people from about ten countries for the Dakar final.

1.4.7.           Orange Bank

Business diversification is one of the major pillars of the Orange group’s Essentials2020 strategy. The launch of Orange Bank on November 2, 2017, underscores the Group’s ambition to diversify into mobile financial services which offer significant growth prospects due, notably, to Orange’s in-depth knowledge of customer uses and expectations. With Orange Bank, the Group is aiming to provide a simple offer based on a smooth, personalized customer experience, as in Africa where the payment and money transfer service offered by Orange Money has enjoyed success for several years.

After France, the Group is planning to launch Orange Bank in Spain at the end of 2019.

The banking market

Although the banking market in France is still largely dominated by traditional banks, some new models are beginning to make their mark. In 2018, online banks had a market share of 3% (source: KANTAR-TNS, February 2018) (14).

The whole sector, which is undergoing far-reaching change, has become highly digitized. There are six major categories of player:

-the major traditional banking networks (which are gradually adapting their offers to the new situation). For example, La Banque Postale, which is preparing to launch Ma French Bank in 2019;

-online banks (of which some are subsidiaries of the traditional major banking networks) which developed mainly during the 2000s (Boursorama Banque, ING Direct, etc.);

-neo-banks, set up in the 2010’s, which are based on a mobile application and simplified customer experience. Some have a banking license, others do not (N26, Revolut, Compte Nickel, etc.);

-Fintechs (financing platforms, means of payment and account aggregators);

-the tech giants who offer mobile payment solutions: Apple Pay, the Facebook Messenger payment function, Samsung Pay and Android Pay, etc. Through banking licenses, they can now directly offer financial services;

-lastly, large retailers (Carrefour, Leclerc, Fnac Darty, etc.), which aim to take a share of the mobile financial services value chain. Some of these brands already have banking subsidiaries and offer a range of services from bank accounts to consumer credit. Others offer means of payment to generate customer loyalty, better know customers and avoid "disintermediation" by losing payment-related data.

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Orange Bank activities

Orange Bank is positioned at the frontier of the banking and telecom sectors. Its business model aims at combining the features of all of its competitors in a single offer.

Modeled originally on the mobile uses of customers, the offer carries no conditions related to income, savings or minimum balance. There are no bank charges attached to accounts and their associated bank cards (subject to certain terms and conditions of use). All basic banking services are offered: bank account, bank card, checkbook, authorized overdraft, savings account, à la carte insurance and personal loan. Customers can perform all their banking operations on a mobile handset. When opening a bank account, customers have access to a network of more than 200 approved stores.

Strongly relying on telecoms functions, Orange Bank’s innovations offer customers the option of making contactless payments with credit cards or via mobile handsets, gaining immediate access to their bank account balance, temporarily blocking and unblocking their credit card from the application and sending money by SMS. Customer relations are based on the virtual advisor, Djingo, the bank’s first point of contact, available 24/7. Since the launch, there have been more than one million discussions, of which 50% were managed entirely by the virtual advisor without redirection to the customer relationship center.

2018 was particularly notable for the launch of a personal loan offer in March. Orange Bank has also received several awards, and was notably rated "best digital customer experience" in July 2018 by the D-Rating agency (no. 1 out of 18 banks evaluated on the basis of 400 criteria).

Orange Bank had 248,000 customers at December 31, 2018.

1.5.          Networks and real-estate

1.5.1.           Orange’s networks

For Orange Group, the networks are a strategic asset and, as such, are subject to constant supervision, maintenance and modernization.

At end-2018, Orange operated networks in almost 30 countries to serve its customers in the consumer market and in nearly 200 countries or territories to serve its Business customers. In line with its Essentials2020 strategy (see Section 1.2.2 The Orange group strategy), Orange continues to modernize its networks in order to provide its customers with ever greater and enhanced connectivity wherever it operates.

The Group’s investments in its networks, other than those to maintain their quality (pole, cable and pylon replacement) are designed to improve these networks in a number of respects:

-the development of very high-speed fixed and mobile broadband (FTTH and 4G), increased data transfer volumes and reduced connection latency. These investments concern all of the networks, from the mobile radio network and household Internet connectivity to submarine cables;

-implementation of the program to switch all services over to the IP infrastructure ("all-IP" program);

-the gradual virtualization of network control functions ("programmability" of networks so that they can be adapted more quickly to new services and uses);

-automation of network operation which improves the quality of service for customers.

The network architecture is broken down into (i) access networks (fixed or mobile), (ii) transmission and IP transport networks and (iii) service control networks.

Access networks connect each customer, whether an individual or a business customer, and provide a first level of customer data aggregation. Transmission and IP transport networks connect the access networks between them and with the service and data servers, which may be located in other parts of the world. Service control networks, which drive access, transmission and IP transport networks, provide the connection between people and manage the services (voice, TV, Internet access, data).

A glossary defining several of the technical terms used in this section may be found in Section 7.2.2 at the end of this Registration Document.

1.5.1.1.         Access networks

Fixed access networks

Analog access and ADSL/vDSL broadband access

Copper access is made up of a pair of copper wires that connect each customer to a concentration point and give the latter access, via the distribution and transport network, to a local switch. It is used to deliver analog voice services and broadband access services.

Orange operates copper access networks in France and Poland, and in various countries in Africa and the Middle East (Côte d’Ivoire, Jordan, Senegal), to provide analog voice access services and data to the Retail, Enterprise and wholesale markets.

Fixed broadband ADSL/vDSL access (for voice applications, Internet access and television) is available:

-in France and in Poland, with coverage approaching 100% on the incumbent local loop;

-in the Africa & Middle East countries, where Orange is the operator of the copper local loop;

-in other countries (including Egypt, Spain and Slovakia), where Orange uses the local loop of the incumbent operators, either unbundled or via bitstream-type offers;

-in Belgium and Romania, where broadband offers are marketed using the network of third-party operators;

-in Moldova where, following the acquisition of Sun Communications, Orange operates a cable network.

Very high-speed broadband fiber optic access

FTTH (Fiber To The Home) network access can extend the available broadband ADSL/vDSL service offer to include upstream and downstream very high-speed broadband (of 100 Mbits/s and more), with improved performance, in particular response time.

In France, Orange has been deploying FTTH access for some ten years using GPON technology, which can pool several very high-speed broadband accesses on a single fiber without impairing the capacity of each access point’s capacity to increase speed. The deployment

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of the FTTH network started in 2007 in a few major French cities and was then expanded to all large cities. During the years 2011 and 2012, Orange entered into sharing arrangements with other telecoms operators to speed fiber optic rollout. At end-2018, Orange was the leading fiber optic network in France with 11.8 million households eligible for Orange Fiber (see Section 1.3 Significant events of 2018).

In Spain, Orange is also deploying fiber and its FTTH network reached 13.8 million connectable households at end-2018. An FTTH network was also deployed in Poland, with connectivity offered to some 3.4 million households, as well as in Slovakia with 500,000 connectable households. The deployment of FTTH networks has also started in Jordan, Côte d’Ivoire, Morocco and Senegal.

Radio and satellite access

In a number of African countries, fixed services are available through 3G/UMTS, or Wimax. These services are gradually migrating to 4G/LTE technology. In Eastern Europe, fixed services are provided through 4G/LTE in addition to copper and fiber optic networks.

In addition to copper, fiber and radio access, fixed residential access and satellite television services are also marketed via satellite capacity rental.

Mobile access networks

The GSM (2G), UMTS (3G) and LTE (4G) access networks support voice and data communication services that reach several tens of Mbits/s, at an average bit rate, and up to several hundreds when conditions are optimal, which makes it easier to send and receive voluminous content (audio, photo and video). The Group operates a mobile network (2G/3G/4G) in each of the countries where it offers retail consumer telecommunications services.

To reduce its environmental impact and operating costs, Orange shares more than half of its radio sites with a competitor. Sharing can be either "passive" (limited to the masts only), or "active" (masts and active equipment).

2018 was marked by:

-continued growth of uses and traffic, across the Group’s networks. To anticipate this growth, which will continue over the coming years, the Group invested in its networks to increase their capabilities and performance;

-preparing for 5G, particularly with preparations for the optical fiber connectivity of radio sites, in anticipation of needs related to 5G very high-speed broadband;

-continued rollout of 4G/4G+ networks in Europe to increase the coverage of the population and speeds;

-continued 4G deployments in the MEA region, with 14 of the 20 countries in the region commercially covered at end-2018;

-for the Internet of Things (IoT), continued deployment of LTE-M technology on the 4G network in European countries.

1.5.1.2.         Transmission and IP transport networks

National networks

In each country where there are retail customers, Orange has a national IP transport network relying on a transmission network. This infrastructure is primarily made up of fiber optics, but also radio links, especially for alternative or purely mobile networks in MEA countries. These networks support voice and data traffic, for fixed, mobile, enterprise and wholesale services.

In France, a dedicated Enterprise IP network is also in service. The main purpose of this network is to connect a company’s French sites for internal data exchange on a Virtual Private Network (VPN) and provide it with Internet connectivity. It also provides Voice over IP transport for companies.

Optical links offer a bandwidth of up to 100 Gbits/s per wavelength, and Dense Wavelength Division Multiplexing technology (DWDM) makes it possible to have 80 wavelengths per fiber. Orange is one of the world leaders in the use of advanced optical functions in order to have a more flexible transmission network. For example, in a first of its kind worldwide, Orange deployed a 400 Gbits/s per wavelength optical link between Paris and Lyon in 2013.

Furthermore, Orange offers direct connections by fiber optic to business customers, providing them with very high-speed broadband services.

In the MEA region, Orange is the no. 1 telecommunications operator in kilometers of terrestrial transmission networks deployed (national and multi-country) with over 20,000 km.

International network

This international network relies on three networks:

-the European WELDON (WidE Long distance Domestic Optical Network) network, a long-distance network in France, whose deployment started in April 2012, and which was extended to serve Frankfurt, London, Barcelona, Madrid, and submarine cable stations. It is expected to be extended to other areas neighboring France as needed in the future;

-the North-American backbone served by the two arms of the TAT-14 transatlantic cable system;

-and the Asian backbone in Singapore served by the SEA-ME-WE3 and SEA-ME-WE4 submarine cables.

Satellites

Orange uses satellite communications to provide VSAT services (Very Small Aperture Terminal) to Orange Business Services’ terrestrial or maritime customers and to ensure connection with isolated mobile sites in Africa and IP or voice connectivity to other operators. To provide those services, Orange purchases space segment from satellite operators (such as Eutelsat, Intelsat, SES and Arabsat).

Submarine cables

To address the strong growth in international telecommunications traffic and in a highly competitive market, Orange is maintaining its level of investment in submarine cables and is continuing to develop its network in order to meet the needs of its customers. Due to the high cost of investments required in the construction of cables, such investments are carried out with the different players involved (operators, private companies, GAFAM) and in various forms (consortiums, purchase of user rights, transmission-capacity rental, etc.)

Orange is part of some 50 consortiums covering various routes: North Atlantic, Caribbean, Europe-Asia, Europe-Africa. In 2018, the Kanawa cable linking Martinique and French Guiana was deployed, various cables were upgraded and some new projects launched (Dunant in the North Atlantic, and PEACE between Europe, East Africa and Pakistan).

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1.5.1.3.         Service control networks

National networks

Control network

In all countries where it has access and transmission/IP transport networks, Orange operates a control network (also called signaling network). This network manages calls or data connection, updates of location data for mobiles, roaming and SMS. These networks are upgrading to new standards, for example to manage 4G roaming.

Fixed-line voice network

In the countries in which it has fixed-line operations, Orange operates a switched telephone network (STN) to deliver analog voice and ISDN digital services. These networks are continually being optimized because of declining usage. In France, Orange stopped marketing its analog voice services at the end of 2018, and announced the first zones where voice services will only be available using IP technology from the end of 2023.

Orange also rolled out fixed-line VoIP networks using IMS technology (IP Multimedia Subsystem) in many countries for residential and business uses.

Mobile voice network

Until 2015, all mobile voice traffic was managed in switch mode by the mobile network in each country. In 2015, Orange rolled out mobile IMS infrastructure in Europe to offer VoLTE services (VoIP over LTE) and VoWifi (mobile Voice over WiFi). The first commercial application of this technology was in Romania, with the launch of VoLTE in September 2015. At end-2018, VoLTE and VoWifi were used by millions of customers in our European networks.

International networks

Voice network

Orange has international switching nodes (CTI 4G) to manage voice traffic to and from France in the fixed-line and mobile markets for retail customers, businesses and operators, and to centralize the transfer of international traffic for its subsidiaries. These switches, initially in circuit technology (TDM), have developed into hybrid NGN nodes to carry Voice over IP (VoIP) traffic.

Orange also operates a network for the supply of voice services for international businesses which is based on the international IP MPLS network.

Signaling network

Orange operates an international signaling network to manage the signaling associated with voice traffic, roaming and SMS of 2G and 3G mobile operators. This network is developing so that it can handle, in addition to SS7 standards, new standards such as IP SIGTRAN and DIAMETER.

Several centralized platforms have been rolled out on the international transit points to provide value-added services to mobile operators.

1.5.2.           Real-estate

The Orange group’s real-estate is made up of office buildings, technical buildings and points of sale. At December 31, 2018, the real-estate assets recorded in Orange’s balance sheet had a net carrying value of 2.48 billion euros, compared with 2.54 billion euros in 2017.

Making full use of real-estate as one of its key transformation drivers, Orange is pursuing an ambitious program throughout France, comprising some fifteen major projects scheduled for delivery between 2018 and 2023.

At end-2018, Orange occupied in France 25,190 sites (including 211 with a surface area greater than 5,000 sq.m.), covering a total area of 5.5 million sq.m. including 2 million sq.m. of leased space and 3.5 million sq.m. of fully-owned space. A number of subsidiaries abroad also have significant real-estate portfolios, in particular Poland with 12.3 million sq.m. of land, including 1.6 million sq.m. of developed land.

In France, 84% of technical buildings are fully-owned, while 58% of service buildings are rented.

The buildings are very varied in terms of sizes and purposes.

Some service campuses, such as Orange Gardens in Châtillon, and by 2020, the Lyon 2020 project, as well as the Group’s future headquarters in Issy les Moulineaux, have surface areas of more than 50,000 sq.m. for thousands of employees.

The technical buildings, some of which are unoccupied, are being continuously streamlined: some buildings have been sold, while there are new constructions to cater to new needs. Two new Data centers in Val de Reuil and Chartres will thus be delivered in 2020.

In 2018, the Group pressed ahead with the transformation of its points of sale in line with the Smart Store concept, while also taking into account the launch of Orange Bank and the need to install ATMs in some stores.

Within the context of its energy and environmental policy, Orange is looking to obtain the best environmental certifications for its buildings under construction.

In 2018, the Group pledged to adopt a certified Global Management System approach that already covers several of its buildings, particularly its head office, and enables it to achieve "High Environmental Quality Operations/Sustainable Management" certifications. In 2019, new buildings currently under construction in Lille and Rennes will be included in this approach.

At the international level, a number of significant projects are either ongoing, notably the headquarters of Orange Côte d’Ivoire, or being studied, such as Orange Guinée’s and Orange Mali’s headquarter buildings and the extension of Orange Sonatel buildings in Dakar.

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1.6.          Research and innovation

In the information and communication technology (ICT) sector, which is undergoing major change in its value chain with the increase in the number of players and the creation of new economic models, innovation is a major growth engine for the Orange group. It is supported by a community of around 6,000 persons, including 640 researchers. In 2018, the Group continued its research and innovation activities devoting 700 million euros (i.e. 1.7% of revenue) to them including employee costs, as well as operating and investment expenditure related to research and innovation for new products and services.

1.6.1.           Research and innovation

Orange is currently a leading private player involved in digital research in France. The Group is developing an open, influential and differentiating research approach that is at once accessible to all and focused on a positive view of progress. Research and innovation are key to future growth and a differentiating factor for Orange vis-à-vis its competitors.

In order to achieve its goals in research and innovation, Orange has established a network of expertise spanning four continents. Technology and Global Innovation division employees work closely with innovative ecosystems, with start-ups and developers to accelerate innovation. Orange researchers investigate technological breakthroughs, new usages and innovative economic models. They invent the technologies required to deploy the networks and services of the future.

In response to new waves of technology and to help create the applications of the future, Orange group’s research is organized into nine areas: digital personal life, digital society, digital emerging markets, the digital company, ambient connectivity, software infrastructure, the Internet of Things, data and knowledge, and trust and security. Moreover, in 2017, Orange launched three "integrative research" platforms, that are open to its customers, the Group and its ecosystems in order to identify and channel technological breakthroughs and uses and to build key assets.

Orange is convinced that using artificial intelligence (AI) in a responsible way will open new prospects for the individual, society and the planet. It will improve the management of cities and regions, transport, resources (energy, financial resources, etc.) and knowledge. With over 130 internationally recognized specialists and more than 200 hires planned in the AI field between now and 2020, Orange is making a growing contribution to supporting the AI sector in France and Europe. In particular, it is partnering with Microsoft’s AI School, backing start-ups and the creation of the think tank Impact AI dedicated to responsible AI with members of the French digital ecosystem, and participating in the European agenda on AI.

Orange is actively preparing for the arrival of the 5G network with all the players involved (research organization, other operators, manufacturers, entrepreneurs and large companies) to get a better under-standing of the issues, new business models and new uses, and therefore be able to take advantage of all the opportunities offered by 5G. For Orange, the development of 5G will be based on three main areas: enhanced mobile broadband to accommodate the growth in uses (with a speed ten times faster than 4G); an alternative to access very high broadband in countries where fiber infrastructures are little deployed; and, finally, the deployment of new services to support the digital transformation of companies.

The Internet of Things (IoT) is one of the diversification areas in which Orange is aiming to become a key player in Europe on the retail and Enterprise markets. In 2018, Orange pursued the deployment of its IoT networks in Europe (LoRa® and LTE-M). On the Enterprise market, Orange emphasizes ready-to-use offers notably with the launch of Smart Tracking, a solution designed to localize and track goods and equipment, which includes beacons, connectivity, a collection platform (Live Objects) and a visualization portal to trace objects. On the retail market, Orange launched in Spain Serena, a helpline for senior citizens, and Alarma de Orange, a telemonitoring service. On the French market, the launch of Maison Protégée, a telemonitoring offer, and Maison Connectée, a service to connect devices directly to the Livebox, operate them remotely, monitor their use and analyze their consumption, is planned for spring 2019.

In addition to 5G and IoT, Orange is focusing its connectivity innovation on the virtualization of networks (which allows the emergence of new services and offers greater flexibility) as well as their automation. So-called Self-Organizing Network (SON) features are integrated in the latest generation of mobile networks.

Orange presented its key innovations before an audience of 1,000 business leaders, decision-makers, tech experts and journalists at the 6th edition of Show Hello. Flagship event in the French digital landscape, it underscores Orange’s innovative expertise. Among the innovations presented was the Djingo smart speaker developed with Deutsche Telekom, within the framework of the European AI alliance. Djingo, which is also voice controlled, is destined to become the preferred interface for all Orange services. It will also offer a wide range of daily services thanks to partnerships with selected players. Deutsche Telekom also uses it for its own assistant, Magenta.

1.6.2.           Intellectual Property and Licensing

Intellectual Property and Licensing protects, manages and adds value to Orange’s patent portfolio, which are among the Group’s intangible assets. It also adds value to software. This offers Orange a differentiating advantage over its academic and industrial partners, and also serves to defend the Group’s interests in the event of litigation.

At December 31, 2018, the Orange group had a portfolio of 6,857 patents or patent applications in France and abroad protecting its innovations. In order to maximize their value, some of these patents are licensed through patent pools for patents corresponding to industry standards (e.g. NFC, MPEG Audio, WiFi, HEVC). Value maximization also concerns software such as engineering tools for the mobile network.

In 2018, 222 new inventions were protected by patents, including major technical contributions to standardization (5G, coding, video, etc.). The Orange Labs network in France and abroad accounts for the bulk of the Group’s inventions. In 2017, Orange ranked among the top three telecoms operators who filed patents in Europe (source: European Patents Office, Top 25 applicants per leading field of technology in 2017) and among the top 15 applicants across all industries in France (source: INPI, 2017 award for leading patent applicants).

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1.6.3.           Open innovation

More than ever, Open Innovation is a crucial strategy for research and innovation in order to capture trends and benefit from partners’ skills, while relying on ecosystems that enable sustainable development. At Orange, this strategy is embodied by:

-the Orange Developer program, through which the Group opens its service platforms to application developers. At end-2018, Orange had a catalog of 60 self-service programing interfaces (APIs) in the areas of identification, payment, communications, IoT and data. These interfaces cover Retail services in Europe and Africa and Middle East, and Enterprises around the world;

-start-up and SME support. Orange has developed a network of 15 start-up accelerators known as Orange Fab, present in 16 countries across four continents at the end of 2018. Created in Silicon Valley in March 2013, the Orange Fab program was rolled out in France the same year, then in other countries from 2014 onwards. In 2018, this program was extended to Tunisia. Orange helps selected start-ups grow their businesses, and in certain countries provides financial and logistical support. Over 350 start-ups were or are being accelerated by Orange Fab as at end-2018;

-the alliance created in 2015 with Deutsche Telekom, Singtel and Telefónica gives selected start-ups access to the resources and markets of the four partners, thus promoting the emergence of new European and even global leaders. Known as "Go Ignite", a third edition was launched at the 2018 Mobile World Congress in Barcelona. It is designed for start-ups which are in a growth phase and have already developed marketable solutions in the following six areas: artificial intelligence (AI), cyber security, 5G, Big Data analytics, improving customer experience and the Internet of Things (IoT);

-Orange’s presence in various global networks and events, notably in the French Tech network and at Viva Technology, where Orange presented some one hundred start-ups in 2018;

-a strong involvement in the research and innovation ecosystems. Orange is a key player in collaborative research programs and contributes to over 50 national and European projects, such as the major AI4EU initiative, which brings together the biggest artificial intelligence players in Europe. Orange is also very involved in the European public-private partnership on 5G, which has 22 projects including the recent autonomous driving cross-border project (5GCroco). The Group is also working increasingly in opensource consortiums;

-the development of ecosystems of excellence in France, in which Orange is a major player through its involvement in seven competitiveness clusters (including being the chair of the Images & Réseaux cluster) within a network of more than 3,000 industrial and academic players. The Group’s investment in the development of technologies that ensure sovereignty for France and Europe is also embodied by its involvement in the Technological Research Institute b < > com which is chaired by Orange in the area of technology networks, security, hypermedia and AI;

-30 research contracts concluded with the finest university laboratories as well as two joint laboratories with Inria on the virtualization of network functions, and with the University of Nice on antennae;

-the co-funding of 13 research chairs including one with the Polytechnique and Télécom Paris Tech on the economy and regulation, and another with the Institut Mines-Télécom on personal information values and policies.

Lastly, Orange has an active policy of forming strategic partnerships with leading industrial players worldwide, which allows it to enhance its portfolio of products and services and open itself to new ecosystems.

1.6.4.           Capital investment

The Orange group plays a key role in financing innovation in the IT industry, drawing on various investment vectors managed by Orange Digital Investment:

-investment vehicles that are wholly-owned by the Group, known as mono-corporate ventures, in particular Orange Digital Ventures, which are in line with Orange’s Open Innovation strategy, through which Orange acquires minority stakes in innovative start-ups, particularly in the following areas: new types of connectivity, corporate digital services (SaaS, Big Data, artificial intelligence, security, digitization of processes, etc.), Mobile Banking and mobile payment (FinTech), Internet of Things, and digital services for the Africa and Middle East region.

This approach has two objectives: one of a financial nature (to generate capital gains on disposals) and the other to gain insight into new markets, disruptive business models and agile project management. In addition, start-ups not only obtain a source of financing, but also benefit from the Group’s expertise and, where appropriate, its customer relationships (in particular B2B).

In 2018, the Group used mono-corporate venture financing to invest in five new start-ups: Morphisec (cyber security, Israel), NGD (computational storage, United States), Aire (credit scoring, United Kingdom), Africa’s Talking (communication APIs, Kenya) and Yoco (mobile point of sales, South Africa). In addition, several start-ups in the portfolio were refinanced, bringing the total amount invested in this scheme since 2015 to nearly 50 million euros for 20 start-ups;

-multi-corporate ventures (joint investment companies), in which Orange has generally invested with other investor-partners, mostly industry companies, but occasionally also involving purely financial firms. Examples include:

-the Iris Next fund and the three Orange Publicis Ventures funds (Growth, Global and Early-Stage), created within the framework of a partnership with the Publicis Group, and managed by Iris Capital Management in which the Group is also involved at the governance level,

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-two funds who invest mainly in Africa: Partech Africa, managed by Partech Partners, and the Franco-African Fund, managed by AfricInvest,

-several other "thematic" funds, including Robolution Capital (focusing on robotics investments), which is managed by 360 Capital Partners, and Écomobilité Ventures (focusing on digital and sustainable mobility investments), managed by Idinvest Partners.

Orange Digital Investment also monitors more mature or late stage start-ups, which can be financed through strategic investments made directly by the Group, such as Deezer, Jumia and Soundhound.

Overall, for its private equity business, the Group’s financial investment commitments (made via direct and indirect equity investments) total more than 260 million euros over the last ten years.

1.7.          Regulation of activities

1.7.1.           Regulation of telecom activities

In most of the countries where it operates, the Orange group must comply with various regulatory obligations governing the provision of its products and services, primarily relating to obtaining and renewing telecommunication licenses, as well as to oversight by authorities seeking to maintain effective competition in electronic communications markets. Orange also faces specific regulatory constraints in some countries as a result of its historically dominant position in the fixed telecommunications market. The risks linked to the regulation of the electronic communications sector are described in Section 2.1.2 Legal risks.

1.7.1.1.         European Union

1.7.1.1.1.        Legal and regulatory framework

The European Union has laid down a common legal framework aimed at harmonizing the regulation of electronic communications. It is binding on the member states and must be implemented by the National Regulatory Authorities.

The overall legal framework of the European Union was modified by the new European Electronic Communications Code which took effect on December 20, 2018 (see Section 1.7.1.1.2 Significant events in 2018). The revised code includes four main directives deriving from the 2002 Telecoms Package on:

-a common regulatory framework for electronic communications networks and services;

-the authorization of electronic communications networks and services;

-access to and interconnection of electronic communications networks and associated facilities;

-universal service and users’ rights relating to electronic communications networks and services.

In addition, the Telecoms Package includes the directive on Privacy and electronic communications no. 2002/58/EC of July 12, 2002, concerning the processing of personal data and the protection of privacy in the electronic communications sector.

Furthermore, Regulation (EC) no. 1211/2009 of November 25, 2009, canceled and replaced by Regulation (EU) no. 2018/1971 of December 11, 2018, implemented the Body of European Regulators for Electronic Communications (BEREC).

The new regulatory framework has been fleshed out by a number of additional texts:

Analysis of relevant markets

On October 9, 2014, the European Commission adopted a new recommendation (2014/710/EC) identifying four relevant product and service markets for which National Regulatory Authorities are required to carry out market analyses potentially resulting in the implementation of ex-ante regulation, as opposed to seven in its previous recommendation of 2007:

-M 1: wholesale call termination on individual public telephone networks provided at a fixed location;

-M 2: wholesale voice call termination on individual mobile networks;

-M 3/a: wholesale local access provided at a fixed location;

-M 3/b: wholesale central access provided at a fixed location for mass-market products;

-M 4: wholesale high-quality access provided at a fixed location.

Roaming

Regulation (EU) no. 2015/2120 of November 25, 2015 (also known as the Telecoms Single Market package - TSM), which aims, in particular, to eliminate surcharges for international roaming within the European Union and Regulation (EU) no. 2017/920 of May 17, 2017, which lays down the rules for wholesale roaming markets (15):

-impose, in the context of fair usage, the alignment of international roaming retail prices with national prices for intra-European communications (voice, SMS and data) from June 15, 2017;

-expands, for customers using their cell phones outside the EU, pricing transparency requirements and bill shock prevention measures for European operators;

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-grant a regulated right of access to European roaming services for MVNOs and resellers, and sets new caps on wholesale markets:

-voice: €0.032 excluding tax per minute starting on June 15, 2017,

-SMS: €0.01 excluding tax per SMS from June 15, 2017,

-data (price excluding tax):

04/30/16	06/15/17	01/01/18	01/01/19	01/01/20	01/01/21	01/01/22
€0.05/MB	€7.7/GB	€6.0/GB	€4.5/GB	€3.5/GB	€3.0/GB	€2.5/GB

A preparatory review, prior to the potential modification of the regulation of wholesale roaming prices is scheduled for 2019.

Suppliers of mobile services subject to the regulation on the pricing of intra-European roaming can apply a reasonable usage policy to their customers in terms of the consumption of these services in order to prevent abnormal or excessive use. Despite this option, in special and exceptional circumstances, when the supply of intra-European roaming at the national price threatens the viability of the supplier’s national pricing model, they can ask the national regulator for authorization to bill additional charges for the use of intra-European roaming, which are limited to the caps on wholesale roaming prices.

Call termination rates

On May 7, 2009, the European Commission adopted a recommendation (2009/396/EC) regulating fixed and mobile voice call termination rates in the European Union. The Commission recommends that national authorities should apply the following principles:

-symmetry in each Member State, first between the various operators’ fixed-line voice call termination rates and second between their mobile call termination rates, with the option of allowing a four-year transitional asymmetry on fixed or mobile call termination rates for any new entrants;

-call termination rates geared towards the avoidable cost of this service for an efficient operator (i.e. about 1 euro cent per minute for voice MTRs and a lower rate for voice FTRs).

> Change in Orange’s mobile voice call termination rates in Europe (in euro cents per minute)

Source: Cullen International.

Currency exchange rates at 12/31/2018 for the whole period.

> Change in Orange’s fixed voice call termination rates in Europe (in euro cents per minute)

Source: Cullen International. Figures are tariffs at local level.

Currency exchange rate at 12/31/2018 for the whole period.

In accordance with the European Electronic Communications Code, European caps on fixed voice call termination rates and on mobile call termination rates will be set by the Commission before the end of 2020.

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1.7.1.1.2.        Significant events in 2018

European Electronic Communications Code
December 2018	Entry into effect of the European Electronic Communications Code
Protecting Personal Data
May 2018	Entry into effect of the reform on personal data protection rules

Adoption of the new European Electronic Communications Code

The new European Electronic Communications Code was published in the Official Journal of the European Union on December 17, 2018 (EU Directive 2018/1972). It took effect on December 20, 2018. The Member States have 24 months to transpose it into national law.

The Code includes a regulatory objective intended to support the deployment and adoption of very high-connectivity networks in accordance with Orange’s request that the goals of the regulation be redirected, from the transition of monopoly to competition, to investment in telecommunication networks.

In addition, the rules governing the access obligations imposed on operators with significant market power have been adjusted in a positive way:

1)  in practice, access obligations should generally be limited to fixed access infrastructure and to situations in which there are fewer than three competitors;

2)  national authorities should only approve access to new fiber optic infrastructure for competitors willing to share the investment risk. Waivers to this principle will be subject to strict conditions and to a veto by the Commission;

3)  obligations to provide access to fixed-access infrastructure serving subscribers, whose replicability is technically or economically inefficient, and that are symmetrically applicable to all infrastructure owners, can be imposed by the national regulator. These obligations are subject to a joint veto by the Commission and BEREC.

With respect to the allocation of the radio frequencies required for mobile services, the Code strengthens binding European rules for member states, including the minimum duration of spectrum licenses. Implementation is national, with light European oversight. Provisions facilitating the deployment of "limited range wireless access points" (defined in Article 2.23 of the Code) and the availability schedule of the 5G spectrum were also adopted.

With respect to the regulation of communication services, most of the obligations intended to protect end-users are for Internet access service and services using public numbering plan resources, independently of the service provider. Other services, such as interpersonal communication services independent of the numbering plan and signal transport services are only subject to a limited number of obligations. However, the Code reintroduces rules on competitive markets for intra-European calls and SMS by imposing a cap aligned with the caps of the 2012 Regulation, known as Roaming III (€0.19/minute and €0.06/SMS).

With respect to universal service obligations, the Code promotes the goal of supplying Internet access services which are both available and affordable but maintains the principle of the appointment of specific universal service suppliers and of a financing system provided by the industry. In addition, the Code opens the door to the extension of universal service obligations for the supply of affordable mobile services.

The Code and its associated regulation on changes in BEREC’s responsibilities and governance do not create a European regulator. However, the Code does adopt the principle of full standardization of the rights of end-users, subject to exceptions, and strengthens the control exercised by the European Commission over access regulation and over the spectrum.

Protecting Personal Data

The new General Data Protection Regulation (GDPR) came into effect on May 25, 2018. The GDPR, which replaces a 1995 European directive, is a general-purpose regulation intended for both public and private entities which harmonizes the management of personal data protection in Europe.

GDPR principles include:

-single rules directly applicable immediately in each European Union country;

-application to all Internet users and service providers of the information society intended for the European market;

-a single supervisory authority responsible for the protection of data as the interlocutor for Internet companies: that of the Union country in which they have their primary office;

-unambiguous consent which explicitly covers the processing of personal data;

-definition of a pseudonymization process whose use is encouraged;

-strengthening of the obligation to provide information to consumers;

-the introduction of a "digital right to be forgotten".

National personal data protection authorities will have enhanced powers. They will be authorized to fine companies which breach European rules up to 4% of the annual overall revenue of the companies in question. In addition, the entry into effect of the GDPR has indirect effects on the implementation of sector directive no. 2002/58/EC on privacy and electronic communications of July 12, 2002 given that it changes the meaning of the concept of consent and the penalties to which this directive refers. The Commission wants to replace the 2002 directive with a new sector regulation, but there has been no political agreement on the new text.

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1.7.1.2.         France

1.7.1.2.1.        Legal and regulatory framework

Legal framework

The electronic communications sector is primarily governed by the French Postal and Electronic Communications Code as well as legal provisions relating to e-commerce, the information society, consumer protection and personal data protection.

France transposed the European Telecoms Package, as amended in 2009, via the order of August 24, 2011 and the decree of March 12, 2012 for the implementing regulations.

The audiovisual communication services produced or distributed by the Orange group come under the specific regulations governing this sector and are governed by law no. 86-1067 of September 30, 1986 on the Freedom of Communication.

Regulatory Authorities

The Postal and Electronic Communications Regulatory Authority (Arcep) is an independent administrative body created by the law of July 26, 1996 and acts as the French regulator for these sectors nationwide. Within the electronic communications sector, Arcep’s main missions are to define regulations for operators present in the markets in question. It has powers to sanction non-compliant operators and can rule on disputes between operators over technical and pricing conditions for network access and interconnection. Arcep also allocates spectrum and numbering resources. Finally, it determines the size of contributions to fund the universal service obligation and oversees the mechanisms for delivering this funding.

The French Competition Authority is an independent government authority responsible for ensuring open market competition and compliance with public economic policy. It has jurisdiction over all business segments, including the electronic communications sector. It has sanction powers for anti-competitive practices, as well as consultative powers. It is also responsible for overseeing mergers and acquisitions.

The ANFr (Agence nationale des fréquences - French national agency for frequencies) is responsible for planning, managing and controlling the usage of radio frequencies and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is covered by 11 controlling authorities: government departments, Arcep and the French Broadcasting Authority (CSA). Arcep and the CSA are in turn responsible for allotting to users the frequencies they control.

The CSA (Conseil Supérieur de l’Audiovisuel) is an independent administrative body created by the law of January 17, 1989. It is tasked with protecting the freedom of audiovisual communication in accordance with the law of September 30, 1986.

1.7.1.2.2.        Regulation of mobile telephony

Significant events in 2018

Spectrum
January 2018	Agreement on the renewal of the authorizations for the use of the 900, 1,800 and 2,100 MHz frequencies (known as the "New Deal")
July 2018	Inclusion of the New Deal commitments in the current authorizations of operators in the 900, 1,800, and 2,100 MHz bands
August 2018	Launch of the procedure for the allocation of authorizations for the renewal of the 900, 1,800 and 2,100 MHz frequencies
October 2018	Arcep initiated a consultation on the allocation of new 5G frequencies in the 1.5 GHz, 3.4-3.8 GHz and 26 GHz bands
November 2018	Allocation of the authorizations for the use of the frequencies within the framework of the re-allocation of the 900, 1,800 and 2,100 MHz frequencies provided for by the New Deal
Others
June 2018	Publication by Arcep of the decision specifying the obligations for the accounting and reporting of costs charged to mobile operators (accounting separation)

Following the work carried out by Arcep, an agreement was signed on January 14, 2018 between the French government, Arcep and the four mobile operators (Orange, SFR, Bouygues Telecom and Free Mobile) to guarantee better mobile coverage throughout the country and, in particular, in rural areas. The agreement (known as the "New Deal") is the result of negotiations carried out for the expected reallocation of authorizations to use frequencies in the 900, 1,800 and 2,100 MHz bands for 10 years. The operators committed to providing enhanced coverage starting in 2018 (see below) in exchange for the elimination of auctions and the stability of current fees.

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Spectrum

> Main Orange frequency allocations in mainland France

700 MHz	- Authorization granted in December 2015 for 10 MHz duplex for 20 years. These frequencies are technology neutral
800 MHz	- Authorization granted in January 2012 for 10 MHz duplex for 20 years for the deployment of very high-speed mobile broadband (4G). These frequencies are technology neutral
900 MHz

-    Renewal in March 2006 of the 2G authorizations granted for 10 MHz duplex for 15 years. This authorization, amended in July 2018, made the frequencies technology neutral. The 8.7 MHz duplex was reallocated until March 2031 under the New Deal

1,800 MHz

-    Renewal in March 2006 of the 20 MHz duplex authorizations for 15 years. These frequencies have been technology neutral (they provide the option of operating 4G in the relevant band) since May 2016. These frequencies were re-allocated in the same quantity until 2031 as part of the New Deal

2.1 GHz	- 3G authorization granted in August 2001 for 20 years for 14.8 MHz duplex
- 3G authorization granted in June 2010 for 20 years for 4.8 MHz duplex
- Introduction of technology neutrality, issued for Orange in September 2017
- With respect to 14.8 MHz duplex, which expires in August 2021, 10 MHz duplex was reallocated until August 2031 as part of the New Deal
2.6 GHz	- Authorization granted in October 2011 for 4G services for 20 MHz duplex for 20 years for the deployment of very high-speed mobile broadband (4G). These frequencies are technology neutral

The New Deal

By decision of Arcep on July 3, 2018, coverage commitments under the New Deal (see below) for the period before 2021 are applicable immediately within the framework of current operator authorizations for the 900, 1,800 and 2,100 MHz bands.

The call for applications process for the allocation of frequencies in the 900, 1,800 and 2,100 MHz bands was initiated on August 2, 2018. The authorizations to use the relevant frequencies were adopted by Arcep on November 15, 2018. These authorizations will take effect for Orange from 2021.

5G bands (3.4-3.8 GHz, 26 GHz and 1.4 GHz)

The Government and Arcep provided information about the road map for 5G in France on July 16, 2018.

Three bands are considered at this point: the 3.4-3.8 GHz, the 26 GHz and the 1.4 GHz bands for allocation at the end of 2019 or in early 2020. A first consultation was launched on October 26, 2018 on the allocation of new frequencies for 5G in these three bands. A second consultation on the allocation procedure has been announced for April 2019.

Mobile coverage

The New Deal agreement

Under the New Deal, operators committed to:

-accelerating the pace of targeted programs to improve coverage and, within this context, for each one to cover at least 5,000 new areas throughout the country (most of which will be shared by the operators) replacing existing programs (the "town center dead zones" program, the "800 strategic sites" program and the "France Mobile" program) for which the operators will now be fully responsible;

-generalizing 4G reception by equipping all of their mobile sites with 4G by the end of 2020, 75% of the "town center dead zones" program sites by the end of 2020 and 100% by the end of 2022;

-accelerating the coverage of transport routes, ensuring that the main road and rail routes have 4G coverage. The agreement includes provisions for the coverage of regional trains;

-generalizing coverage within buildings, in two parts: gradual availability of voice and SMS services via Wi-Fi with the goal of enabling 80% of our customers with a compatible handset to benefit from these services by the end of 2019, and the marketing of an offering enabling public companies and individuals who so request to obtain improved indoor multi-operator coverage of their buildings at a reasonable rate;

-improving reception quality throughout the country, and particularly in rural areas. The new performance standard applied to operator obligations will be that of "good coverage" defined as the "ability to be able to call and exchange SMS outside of buildings in most cases and within buildings in some cases".

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Obligations to deploy and provide 4G coverage in metropolitan areas including that resulting from the "New Deal"

(as a % of the population)	Jan-17	Oct-19	Dec-20	Jan-22	Dec-22	Oct-23	Jan-24	Dec-25	Jan-27	End-2030
Regional rail network (coverage inside trains in each region as a % of track)									60%	80%
Regional rail network (national coverage inside trains as a % of track)				60%					80%	90%
Regional rail network (national coverage alongside tracks as a % of track)								90%
Priority highways (as a % of outside areas)			100%
Priority highways (as a % of areas from inside vehicles)				100%
Town centers of the dead zone program (1)			75%		100%
In the priority deployment area (2) with very high-speed broadband (3)	40% (800 MHz)			90% (800 MHz) 50% (700 MHz)					92% (700 MHz)	97.70% (700 MHz)
In each county (département)							90%		95%
Throughout the metropolitan territory		60%				75%			98%	99.60%

(1)  1% of the population and 3,300 town centers.

(2)  18% of the population, 63% of the country.

(3)  An operator has met their obligation to provide very high-speed broadband when the equipment deployed enables a theoretical peak speed of 60 Mbps.

Operators have an obligation to provide mobile radiotelephony service under the "good coverage" conditions required by Arcep to 99.6% of the population by March 2024 at the latest, and to 99.8% in March 2028. They must also provide very high-speed broadband access from all Orange network sites with more than 5W by the end of 2020 (excluding the town center dead zones program sites which have a target of 75% by the end of 2020 and 100% by the end of 2022).

At end-December 2018, Orange’s 4G coverage was 98.6% of the population and 87.1% of the country.

Infrastructure sharing

The New Deal agreement contains clauses on network sharing. In addition to active sharing, which is required for the four operators on all sites that host them as part of the provisions for targeted coverage, operators are subject to an overall obligation to accede to the requests of the other operators to ensure ex-ante passive sharing in the priority deployment zone. However, the agreement states that this obligation can be waived if an access offering deemed satisfactory by Arcep is available for a sufficient number of sites and at a reasonable rate.

Orange’s obligations regarding cost accounting and accounting separation for the mobile business

On June 19, 2018, Arcep published decision no. 2018-0685 specifying obligations for accounting for and the reporting of costs imposed on mobile operators. The decision supersedes decision no. 2013-0520. As was the case for the previous decision, it applies to Orange, SFR, Bouygues Telecom, Free Mobile, SRR and Orange Caraïbes. The new decision primarily simplifies operator obligations.

Analysis of the wholesale mobile call termination markets

The fixed and mobile termination markets are regulated by Arcep decision no. 2017-1453 for the 2017-2020 cycle. The decision confirms the cost-orientation obligation for call termination rates. The cap levels for call termination were eliminated in the final decision. Mobile operators, including Orange, have left their rates unchanged since 2017.

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1.7.1.2.3.        Regulation of fixed-line telephony, broadband and very high-speed broadband Internet

Significant events in 2018

Deployment of fiber optic networks
May 2018	- Arcep decision on the resolution of the dispute between Free and Orange on the conditions of the FTTH contract for less densely inhabited areas
July 2018	- Arcep adoption of a recommendation on the consistency of FTTH network deployment
August 2018	- Government approval of Orange’s proposed commitments for FTTH deployment, taken under Article L. 33-13 of the French Postal and Electronic Communications Code
December 2018

-    Arcep decision on the resolution of the dispute between Coriolis, THD Bretagne and Megalis regarding an FTTH bitstream offer request on the public initiative network of the Brittany region operated by THD Bretagne

December 2018	- Arcep decision no. 2018-1597-RDPI giving notice to Orange to comply with the completeness of certain FTTH sharing points outside of very densely inhabited areas
Analysis of the broadband and very high-speed broadband markets
March 2018	- Publication of 2018 rates for wholesale high-quality copper access
July 2018	- Launch of resale offers for retail fiber pro offers (market analysis 3a obligation) and passive FTTH offers (Optimum Access and Optimum PM)
November 2018	- Launch of the activated FTTH offering (Optimum Ethernet Enterprises and Optimum Ethernet Lan)
December 2018	- Decision no. 2018-1523 of December 5, 2018 on the pricing framework for wholesale telephone service access (VGAST) rates and related call origination for non-residential access for 2019-2020
Interconnection
April 2018	- Arcep decision on the resolution of the dispute between Free SAS, Free Mobile and Orange on VoIP interconnection
Others
October 2018

-    Arcep decision no. 2018-1276-RDPI notifying Orange that it must comply with its quality of service obligation required in the decree of November 27, 2017 on the appointment of the operator responsible for providing the "connection" and "telephone" services component of the universal service

December 2018	- Arcep decision no. 2018-1596-RDPI giving notice to Orange to comply with the quality of service of wholesale offerings for the mass and corporate markets

The ex-ante asymmetric regulation which Orange’s fixed services are subject to relates solely to wholesale offers ensuring effective competition in retail markets (call origination and termination, wholesale line rental, unbundling, access to the civil engineering infrastructure, bitstream, passive access to the final segments of the FTTH network and capacity services).

Arcep decision on the resolution of the dispute between Free and Orange on the conditions of the FTTH contract in less densely inhabited areas

At the end of 2017, Free requested Arcep to rule on a dispute with Orange about the conditions for co-financed access to the Orange FTTH network in less densely inhabited areas.

In its decision of May 17, 2018, Arcep agreed to the following demands from Free:

-Orange must offer Free Medium Dense Area (MDA) access to the FTTH network for a set period of at least 40 years subject to Orange’s decision to continue the technical and commercial operation of the FTTH network;

-the contract must define the relation between the main rates and the costs of the co-financed network and must provide for Orange to send Free a report on expenses presenting capital expenditures and operating expenses separately. This issue was submitted to the Paris Court of Appeal;

-the contract must detail the technical and rate conditions for access to the supernumerary fibers of the network co-financed by Free for the connection of Free Mobile’s BTS.

Publication of enhanced coverage maps

On February 22, 2018, Arcep passed decision no. 2018-0169 on the content and publication procedures for network coverage and fixed-location Internet access services maps and on the methods for the transmission of underlying information. This decision compels operators to (i) publish coverage maps for fixed services, by speed and by technology, with information available at the level of each building, (ii) transmit the coverage maps to Arcep, and (iii) provide Arcep with the underlying network data used to establish the coverage maps.

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Regulation of fixed-line electronic communications service offers: changes in the rates of wholesale offers subject to cost orientation

On December 21, 2017, Arcep passed a decision on the rate framework for the full unbundling of the local copper loop for 2018 to 2020. The decision sets a cap on the recurring monthly access rate for full unbundling and for the monthly recurring rate for naked bitstream access for the next three years:

		2017 rates	2018 rates framework	2019 rates framework	2020 rates framework
Unbundling	Total	9.45 €	9.31 €	9.41 €	9.51 €
Bitstream	Naked DSL access	12.93 €	13.19 €	13.30 €	13.41 €

In accordance with Arcep decision, the changes planned for the full unbundling rates and for naked ADSL for 2019 were adjusted to take into account the changes to the Imposition Forfaitaire sur les Entreprises de Réseau (IFER) (flat-rate tax on network businesses). The tax, which was only for copper lines, was broadened to include cabled networks and FTTH. Lines built fewer than five years ago are exempted. In accordance with the principle of non-discrimination, part of the decrease in the tax paid by Orange is passed on to the alternative operators via a reduction in wholesale rates.

Based on the new IFER value, which was definitively passed at the end of December 2018, rates for 2019 will be, respectively, 9.27 euros/month for full unbundling and 13.16 euros/month for naked DSL access.

Regulation of fiber optic networks

Regulatory framework governing very high-speed broadband wholesale offers

The current regulatory framework for the deployment of very high-speed broadband in France confirms the principle of symmetric regulation for the terminating segment of networks, and encourages sharing by operators, with potential co-financing following prior consultation with the municipality:

-no ex-ante regulation of retail prices;

-asymmetric regulation of access to civil engineering infrastructure which allows alternative operators to deploy their horizontal networks on Orange’s infrastructure: non-discriminatory access at a rate that reflects costs;

-principle of sharing the terminating segment of networks between operators;

-no obligation for asymmetric access (unbundling or bitstream) for fiber, confirmed by the 3a and 3b market analysis decisions published by Arcep on December 14, 2017;

-symmetric regulation for access to the terminating segment of networks, including outside of very densely populated areas: same obligation to provide passive access to the terminating segment of FTTH networks under reasonable and non-discriminatory conditions, applicable to all operators equipping buildings with fiber optic in the entire French territory. Access must be from a reasonably situated shared access point (Arcep decision no. 2009-1106 supplemented by Arcep decision no. 2010-1312 for less densely populated areas). Rates must comply with the principles of efficiency, relevance, auditability and non-discrimination.

Arcep is of the opinion that the FTTH regulatory framework it decided on complies with the principles defined by the European Commission in its NGA (16) recommendation, applicable to broadband and very high-speed networks, published on September 20, 2010. It recommends asymmetric regulation requiring that operators in a dominant position provide access to the terminating segment of very high-speed lines and access from OCNs (17) while conceding a risk premium to operators who invest and an adaptation principle for national circumstances. The European Commission approved Arcep’s position.

Orange’s "L. 33-13" deployment commitments

In early 2018, Orange formalized its commitment proposals for FTTH deployment under Article L. 33-13 of the French Postal and Electronic Communications Code, confirming its prior commitments taken under the AMII (18), in 2011, then in 2013 and 2015.

Orange proposed that it commit to ensuring that, within its FTTH deployment scope in the AMII area: (i) by the end of 2020, 100% of homes and professional premises would have access to FTTH sales offers (including a maximum 8% of premises connectable on demand, excluding refusals by third parties), and (ii) by the end of 2022, 100% of homes and professional premises would be made connectable (excluding refusals by third parties).

These commitment proposals took into account the agreement reached at the end of May 2018 by Orange and SFR which led to Orange withdrawing from 236 municipalities to SFR’s benefit.

Following Arcep opinion of June 12, 2018, Orange’s commitment proposals (and those of SFR) were accepted by the French government on July 26, 2018 (19).

Completeness of FTTH networks

Arcep notified Orange that it must comply with the obligation for completeness of a list of 460 shared access points (as listed in the appendix of its decision no. 2018-1597 - RDPI), at the latest by December 31, 2019.

Orange is required to prove its compliance with the obligation for completeness of the 460 shared access points by January 31, 2020, at the latest, or to explain the difficulties encountered. Arcep stated in this respect that, "if Orange were to report exceptional difficulties which prevent it from making certain premises connectable, Orange should submit all appropriate supporting evidence demonstrating that it had implemented the resources required to resolve the issues, but that they persisted".

Arcep decision on the resolution of the dispute between Coriolis, THD Bretagne, an Orange subsidiary, and Megalis regarding a FTTH bitstream offer on the public initiative network in the Brittany region operated by THD Bretagne

In its decision of December 11, 2018, Arcep ordered THD Bretagne, the Orange subsidiary responsible for the operation of the Megalis public initiative network in Brittany, to provide Coriolis Telecom, within four months, "with an offer for activated wholesale access to very high-speed fiber optic lines enabling it to serve an end-user it operates,

Orange - 2018 Registration Document 42[Back to contents]

stating the technical and rate conditions and providing for activation of the lines within nine months maximum, as of the signature of the offer by Coriolis" (Article 1). Arcep did not issue a statement on the technical and rate conditions of the offer and sent the parties back to negotiations.

Analysis of the relevant markets

Broadband and very high-speed broadband markets

On December 14, 2017, Arcep published the following decisions resulting from the fifth analysis cycle of the fixed broadband and very high-speed broadband markets for the period from December 2017 to December 2020:

-decision no. 2017-1347 for market 3a (wholesale local access provided at a fixed location): unbundling on the copper local loop, access to civil engineering infrastructure, passive access to the local FTTH loop or bitstream with delivery to the optical connection node, passive FTTH offer with quality of service;

-decision no. 2017-1348 for market 3b (market for wholesale central access provided at a fixed location for mass-market products): regional copper bitstream or FTTH;

-decision no. 2017-1349 for market 4 (high-quality wholesale access): LPT, SDSL, FTTO and FTTE wholesale offers;

-Arcep decision no. 2017-1488 of December 14, 2017 setting the financial conditions for access to the civil engineering infrastructure of the Orange local loop which confirmed most of the rules previously decided in 2010.

These decisions extend virtually all of the obligations previously imposed on Orange, which remains the only dominant player in the various markets.

In the general market, Arcep only preserved the symmetrical framework for FTTH, and does not impose an obligation of equivalence of inputs on Orange. Orange committed to (i) upgrading information systems by September 1, 2018 for the eligibility processes and by December 31, 2018 for order processes, (ii) providing Arcep with commercial contacts for optical connection nodes/shared points in very densely inhabited areas, and (iii) reducing cases of proven difficulty in connecting third party operators to Orange’s shared access points in buildings by mid-2019.

In the Enterprise market, Orange saw its obligations in the wholesale market increased by the introduction of new remedies:

-the obligation to provide an enhanced quality of service option on its FTTH infrastructure;

-the obligation to provide a wholesale offer for passive access to the local shared optical loop suited to new infrastructure players dedicated to the intermediary market for activated access offers for companies;

-the obligation to provide a resale offer for its retail offers for the enterprise market (FTTH Pro).

Fixed-line telephony

As part of its fifth round of analysis of the relevant fixed-line markets for non-residential customers for the 2018-2020 period, on December 21, 2017, Arcep adopted decision no. 2017-1568, which restricts the obligation to formalize a wholesale offer for access to telephone service to the non-residential market only.

Wholesale non-residential line rental rates are now governed by decision no. 2018-1523 of December 5, 2018. Contract caps are stable for 2019 and 2020 compared to previous caps (12.32 euro cents/month for analog and 18.57 euro cents/month for digital). The cap for call origination collected at the Operator Connection Point associated with the contracts is 0.6584 euros/minute in 2019 and will be 0.6958 euros/minute in 2020.

Fixed-line voice call termination

Following its decision no. 2017-1453 of December 2017, Arcep removed the rate caps for the 2018-2020 period. Rates must be based on costs.

Orange interconnection with Free and Free Mobile

The dispute was settled on April 12, 2018 with Orange winning five of the seven primarily technical points related to VoIP interconnection to the Free networks.

Universal telephony service

The order published on November 27, 2017 designates Orange as the provider of the universal service fixed telephony component for the "connection" and "telephone service" services for a period of three years, during which time the end of PSTN accesses will be effective. This designation incorporates new quality of service monitoring indicators.

Moreover, by its decision no. 2018-0401 of April 24, 2018, Arcep set the rules used for the calculation of the net cost of the universal service and operator contributions for 2016.

Following the opening of a penalty procedure (L. 36.11 of the French Postal and Electronic Communications Code) by Arcep in June 2018, Orange was given notice in October 2018 regarding its compliance with universal service quality of service obligations. Arcep set intermediate obligations for the months of November and December 2018 and for each quarter of 2019.

Quality of service of wholesale offers for the mass and corporate markets

Following the opening of a penalty procedure (Article L. 36.11 of the French Postal and Electronic Communications Code) by Arcep in September 2018, Orange was given notice in December 2018 by which Arcep required Orange to comply, starting in the first quarter of 2019, with indicators relating to production and after-sales service processes for all of the following offers:

-mass market: unbundling, offers activated without a guarantee for reinstatement time (DSL access);

-corporate market: LPT, copper access (DSLE, C2E, CELAN), Optical access (CE2O, C2E, CELAN).

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1.7.1.3.         Spain

1.7.1.3.1.        Legal and regulatory framework

The 2009 Telecom Package was implemented into Spanish law by Royal Decree no. 726/2011 on universal service provision in May 2011 and Royal Decree no. 13/2012 of March 31, 2012.

The telecommunications sector is also covered by law no. 15/2007 of July 3, 2007 relating to the implementation of competition rules.

The National Commission for Markets and Competition (CNMC), established by law no. 3/2013 of June 4, 2013, brings together regulatory authorities from different economic sectors, including telecommunications, and the antitrust authority.

Since November 4, 2016, the Ministry for Energy, Tourism and the Digital Agenda (MINETAD) has been responsible for managing authorizations, spectrum allocations, telephone numbering, universal service cost approvals, quality of service, and disputes between consumers and non-dominant operators.

1.7.1.3.2.        Regulation of mobile telephony

Mobile voice call termination rates

As part of its fourth round of mobile termination market analysis (Market 2/2014), the CNMC adopted decision no. 002/17/m2-2014 on January 18, 2018, which gradually reduces mobile call termination rates from 1.09 euro cent/minute to 0.64 euro cent/minute in January 2020. These prices apply only to traffic coming from the European Economic Area.

The caps decided on are:

(in euro cents/minute)	through 01/30/2018	01/31/2018- 12/31/2018	01/01/2019- 12/31/2019	As of 01/01/2020
MNO, Full MVNO	1.09	0.70	0.67	0.64

Spectrum

In May 2018, the MINETAD launched the 200 MHz auction procedure for the 3.6-3.8 GHz frequency band: the auction ended on July 26, 2018. Orange acquired a block of 60 MHz for 20 years for 132 million euros.

> Summary of national frequencies allocated to Orange and their expiration year

800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz	3.5 GHz
10 MHz duplex (2031)	10 MHz duplex (2030)	20 MHz duplex (2030)	15 MHz duplex + 5 MHz (2020)	20 MHz duplex (2030)	20 MHz duplex (2030) 60 MHz (2038)

Internal source.

Mobile coverage

All operators holding 4G frequencies in the 800 MHz band must provide speeds of at least 30 Mbit/s by January 1, 2020. This obligation will benefit 90% of the population in municipalities with fewer than 5,000 residents. The regulator also proposed including an obligation to share infrastructure under non-discriminatory conditions and at reasonable prices.

Fourth round of market analysis of the mobile call termination market (market 2/2014)

The CNMC, by its decision 002/17/m2-2014 dated January 18, 2018, set caps for traffic from the European Economic Area corresponding to its long-run incremental cost model for an efficient generic operator in line with the European recommendation. It also introduced new rules on transparency: the notification to the CNMC of all interconnection agreements concluded between operators, including for companies within the same group, as well as the notification of mobile termination agreements outside the European Economic Area when rates differ from those applied in Spain.

5G plan (3.5 GHz and 700 MHz bands)

The Ministry for the Economy approved the road map for the "second dividend" on July 2, 2018. Following the release of the 700 MHz band for electronic communications, the migration of the 700 MHz band TNT to the 470-694 MHz band will end in March 2020, three months before the deadline set by the European Union at June 30, 2020.

1.7.1.3.3.        Regulation of fixed-line telephony, broadband and very high-speed broadband Internet

Wholesale broadband access market: third round of 3a and 3b/2014 and 4/2014 market analysis

The CNMC adopted its third round of the analysis of markets 3a and 3b/2014 and 4/2014 on February 25, 2016, by which it decided:

-for market 3a:

-to retain the copper network unbundling obligations introduced in the previous 2009 market analysis and to retain access to Telefónica civil engineering infrastructure,

-to not impose ex ante asymmetrical obligations on Telefónica for the fiber network in 66 cities considered effectively competitive, representing 35% of the Spanish population, given that a Virtual Unbundled Local Access (VULA) offer must be made available for the rest of Spain;

-for market 3b:

-to progressively lift the ex ante regulatory obligations in that part of Spain deemed competitive, and covering 58% of the existing broadband lines; and in the rest of Spain deemed non-competitive, to maintain an access obligation to Telefónica’s network, with the NEBA-copper offer, without limitation on bandwidth, and charged on a cost basis,

-in the area declared competitive for new-generation networks (NGA), corresponding to 66 municipalities (approximately one-third of the population), to lift the obligation to provide a fiber bitstream offer (known as the NEBA offer) from September 2016,

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-in the zone declared non-competitive for NGAs, but deemed competitive for copper (approximately one-third of the population), to impose a NEBA Fiber offer at rates meeting the economic replicability test until March 2018,

-in the remaining area declared non-competitive, including for copper, to impose a NEBA Fiber offer at rates that satisfy the economic replicability test with no time limit;

-and for market 4:

-to retain, throughout Spain, the NEBA-business offer obligation, charged based on cost for copper and meeting the economic replicability test for fiber.

Revision of the NEBA reference offers (bitstream)

On March 19, 2018, the CNMC approved the "replicability test" (ERT) for Telefónica’s offers, which enables the setting of the wholesale price of fiber. The monthly fee for the local NEBA offering (local activated offer) and for access to NEBA fiber (activated offer) were set at 17.57 euros by Telefónica. The regulator confirmed with the ERT test that the wholesale prices for Telefónica’s NEBA-local and NEBA-fiber fiber optic offerings enable alternative operators to reproduce the main fiber optic products offered by the incumbent operator.

1.7.1.4.         Poland

1.7.1.4.1.        Legal and regulatory framework

Orange’s businesses are governed by the law of July 16, 2004 on telecommunications, transposing the 2002 European Telecom Package concerning electronic communications into Polish law, and by the law of February 16, 2007 concerning competition and consumer protection. The law of December 2012, transposing EU directives issued in 2009, came into force on January 21, 2013. The law of May 7, 2010, on developing telecommunication networks and services, provides access to telecommunications and other technical infrastructures funded by public funds.

The Ministry of Digitization, created in November 2015, is responsible for telecommunications.

The Office of Electronic Communications (UKE) is responsible, in particular, for telecommunications regulation and frequency management, as well as certain functions related to broadcasting services.

The Office of Competition and Consumer Protection (UOKiK) is responsible for the application of competition law, merger control and consumer protection.

Digital Poland

On September 11, 2018, the Ministry for Digital Affairs launched a public consultation on updating the national very high-speed broadband plan. The result of the consultation will be published in 2019.

1.7.1.4.2.        Regulation of mobile telephony

Mobile call termination rates

Since July 1, 2013, the symmetric mobile voice call terminations of all operators cost 0.0429 zloty/minute, (1.00 euro cent/minute on December 31, 2018). In accordance with the recommendations of the European Commission, this rate is based on pure long-term incremental costs. It can only be changed based on the evolution of the differential costs of a efficient operator.

Spectrum

> Summary of frequencies allocated to Orange and their expiration year

800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz
10 MHz duplex (2030)	7 MHz duplex (2029)	10 MHz duplex (2027)	15 MHz duplex + 5 MHz (2022)	15 MHz duplex (2030)

Internal source.

Following the political agreement between the Council and the European Parliament reached in the presence of the Commission on December 14, 2016, the 700 MHz spectrum band should be dedicated to mobile networks in all member states from 2020. UKE has initiated a coordination process with neighboring countries.

Infrastructure sharing

The network sharing agreement between Orange and T-Mobile Polska, from 2011, was extended to LTE in December 2016. On May 22, 2018, Orange and T-Mobile decided to put an end to frequency spectrum sharing in the 900 MHz and 1,800 MHz bands.

Application of Roaming Like at Home regulation

In order to handle a massive increase in the volume of traffic in certain customer categories, Orange submitted an exemption request file to the regulator UKE at the end of 2017, as authorized by the regulation, to bill its roaming customers a surcharge. By the decision of April 16, 2018, the regulator authorized the exemption for one year. Orange decided to implement the surcharges on voice and data for its p-paid services, starting on June 18. However, the surcharge was not applied to customers with a contract. The authorized surcharges are:

-outgoing call: 0.0407 zloty/minute;

-incoming call: 0.0163 zloty/minute;

-SMS: 0.0081 zloty;

-MMS/1MB: 0.0060 zloty.

5G

As part of the "5G for Poland" project, the Ministry of Digitalization, UKE and mobile operators have concluded a multilateral agreement to assess the availability of spectrum in the main frequency bands (700 MHz, 3.4-3.8 GHz and 2.6 GHz).

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Parliament adopted amendments to the Telecommunications Act allowing operators to use these frequency bands free of charge for the testing of new technologies or for the reallocation of frequencies. Twenty cities were selected for 5G tests. Orange is currently testing in three cities (Krakow, Gliwice and Warsaw).

1.7.1.4.3.        Regulation of fixed-line telephony, broadband and very high-speed broadband Internet

The ex-ante regulation of Orange’s fixed services, for the areas defined as non-competitive, relates solely to wholesale offers.

Deregulation of markets 1 and 3/2003

On June 26, 2018, the European Union approved the decisions to deregulate markets 1 & 3/2003 (access to the public telephone network at a fixed location for residential and non-residential customers). The deregulation decision provides for a transition period of two years corresponding to the maximum duration of the contracts agreed by the operators and their private customers.

Analysis of the wholesale broadband access market (market 5/2007)

On October 7, 2014, the UKE made a decision on the wholesale broadband access market (third market analysis cycle) which excludes 76 municipalities in Poland from ex-ante regulation. The portion of the decision providing for a deregulated area was canceled by the Warsaw Court of Appeal for procedural defects on February 14, 2018. Orange nevertheless offers its wholesale services on a commercial basis in these deregulated areas.

Everywhere else, Orange’s obligations are maintained (on access, non-discrimination, transparency, accounting separation and cost-based pricing). Another market analysis is planned for 2019 and a first consultation was initiated by the UKE on January 11, 2019.

Analysis of the wholesale fixed broadband access market (market 4/2007)

In its June 2, 2014 decisions as part of the second round of market analysis on copper and fiber, the UKE maintained Orange’s obligations in Poland (access, non-discrimination, transparency, accounting separation and cost-based pricing). Another market analysis is planned for 2019 and a first consultation was initiated by the UKE on January 11, 2019.

Reference offer for fixed-line markets

The reference offer applies to all wholesale fixed services: call origination and termination, wholesale line rental, partial and full unbundling and bitstream access.

On September 4, 2018, the European Commission accepted, without comment, the changes made to the Orange reference offer intended to lower subscription fees for the fixed-access wholesale service and eliminate number portability fees.

Fixed-line call termination rates

On May 30, 2018, the UKE launched a public consultation on the reduction of fixed-line call termination rates for 75 operators. According to the proposed drafts, the rate applicable to Orange would be reduced from 0.013 zloty/minute (average effective rate) to 0.0032 zloty/minute. Based on the results of the public consultations and of discussions with the European Union, the UKE renewed the public consultation on December 19, 2018.

1.7.1.5.         Other EU countries where the Orange group operates

1.7.1.5.1.        Belgium

Mobile voice call terminations

In its decision of May 26, 2017, the Belgian Institute for Postal Services and Telecommunications (BIPT) set the Orange mobile call termination rate at 0.99 euro cent/minute based on the long-term incremental cost model of an efficient generic operator.

Spectrum

> Summary of frequencies allocated to Orange and their expiration year

800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz
10 MHz duplex (2033)	12 MHz duplex (2021)	25 MHz duplex (2021)	15 MHz duplex + 5 MHz (2021)	20 MHz duplex (2027)

Internal source.

Renewal of the frequency allocations and reservation of frequencies for a fourth operator

The federal government approved the draft royal decrees for the 700 MHz, 1,500 MHz and 3,600 MHz bands on July 26, 2018. The exact procedure for allocating the bands will be set by future royal decrees. The ministry announced its intention to reserve frequencies for a fourth mobile network operator. The BIPT published a report on the impact of such a change on the mobile telephony market on June 26, 2018. The Council of Ministers approved the royal decrees for licenses at the end of July to prepare for the auctioning of the spectrum in the second half of 2019. In September 2018, the BIPT published a consultation on the 1,400 MHz frequency schedule and the auction process. Given the political changes which occurred at the end of 2018, the date on which the government will finalize the auction framework is uncertain. In addition, the BIPT published the "national road map" for the 700 MHz band on October 25, 2018 in application of the European regulation of 2017 on the use of the 470-790 MHz frequency band in the European Union.

Cable wholesale broadband markets

A consultation on the review of the markets was initiated by the Conference of Regulators of the electronic communications sector in July 2017. The review concluded that there were different wholesale markets for central access (copper/fiber versus cable) and for television (IP-TV versus cable). On May 25, 2018, the European Commission commented on the draft decisions for the wholesale broadband

Orange - 2018 Registration Document 46[Back to contents]

markets (markets 3a and 3b/2014) and on the wholesale television distribution market. The European Commission did not block the proposal to define two central access wholesale markets for the copper and fiber optic networks and for coaxial cable, despite its comments on the measure. In light of this, the final decision of the Conference of Regulators of the electronic communications sector was approved on June 29, 2018.

In the meantime, Telenet submitted an appeal of the European Commission’s observation letter on the market analysis to the Court of Justice of the European Communities (CJEC). In parallel, the cable operators (Telenet, Brutélé and Nethys) submitted appeals of the decisions regarding the market analysis to the National Court of Appeal. The schedule of proceedings has not yet been set.

1.7.1.5.2.        Romania

Mobile voice call terminations

The mobile call termination rate has been 0.96 euro cent/minute since April 1, 2014. Following a public consultation closed on July 2017, the regulatory authority (Ancom) decided to maintain the 2014 rates. However, after an in-depth inquiry by the European Commission, the Ancom decided to lower fixed-line call termination rates to 0.84 euro cent/minute as of May 1, 2018.

Spectrum

> Summary of frequencies allocated to Orange and their expiration year

800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz	3.4 GHz- 3.8 GHz
10 MHz duplex (2029)	10 MHz duplex (2029)	20 MHz duplex (2029)	15 MHz duplex +5 MHz (2020)	20 MHz duplex (2029)	25 MHz duplex +10 MHz duplex +45 MHz (2025)

Internal source.

On May 22, 2018, the Ancom announced that the auction for the 5G spectrum (including the 700 MHz band) would be delayed until the end of 2019.

Orange won additional frequencies on August 14, 2018 at a private auction organized by 2K Telecom for the allocation of 2x10 MHz blocks in the 3.5 GHz band, valid until 2025, for 3.35 million euros.

In December 2018, the Romanian government approved measures impacting several industries, including telecommunications, via extraordinary order 114/2018. The order includes:

-for new licenses: a reserve price of 2% or 4% of industry revenue depending on the frequency, multiplied by the number of years of validity of the frequency;

-for license renewals: a regulatory fee of 4% of industry revenue multiplied by the remaining number of years of validity of the frequency.

In addition, the same order provides for an increase in the contribution of telecommunication operators to the cost of Ancom operations of up to 3% of revenue, and a fine of up to 10% of revenue in the event that infrastructure is deployed without the required authorization.

Wholesale broadband markets

In the context of its second round of analysis of the 3a and 3b markets, completed in November 2015, Ancom considered the retail broadband market to be effectively competitive and that, as a consequence, no obligation should be imposed on the two wholesale markets.

1.7.1.5.3.        Slovakia

Mobile voice call terminations

On July 29, 2013, the regulatory authority RU issued a decision on the call termination rates of the three mobile operators, and capped them at 1.226 euro cent/minute.

As part of its fourth round of market analysis, the RU submitted its draft decision setting mobile termination rates at 0.749 euro cent/minute for all operators to the European Commission on November 18, 2016. On December 15, 2016, the European Commission had not commented on the market analysis.

After review of its cost model, the RU submitted a new draft decision to the European Commission on September 30, 2017. The draft decision introduced an asymmetry of terminations in favor of the fourth operator, Swan. It set rates applicable from January 1, 2018 for mobile terminations at 0.825 euro cent/minute for operators, except for Swan, whose rate would be 0.608 eurocent/minute. The regulator also proposed an unprecedented increase in the formula for calculating termination rates based on the size of the business. Following an in-depth investigation (phase 2) by the European Commission, backed up by an unfavorable opinion issued by BEREC on the tariff asymmetry potentially benefiting Swan, the Slovakian regulator had to amend its draft decision.

Orange - 2018 Registration Document 47[Back to contents]

Spectrum

> Summary of frequencies allocated to Orange and their expiration year

800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz	3.4 GHz- 3.8 GHz
10 MHz duplex (2028)	10 MHz duplex (2021)	15 MHz duplex (2021) +5 MHz duplex (2026)	20 MHz duplex +5 MHz (2026)	30 MHz duplex (2028)	-

Internal source.

Wholesale broadband and very high-speed fixed broadband markets

The Slovakian regulator completed its third round of analysis of the 3a, 3b and 4/2014 markets and published its decisions on markets 3a and 3b on January 19, 2018, and on market 4 on November 7, 2016. The regulator eased regulation:

-in market 3a, by excluding unbundling of the local sub-loop, while maintaining unbundling in the local copper loop, and by limiting the regulatory obligations of NGA offers to the economic replicability test and to a technical equivalence of inputs;

-in market 3b, by imposing a replicability test of 2P offers and multicast IPTV wholesale access offers, instead of regulated prices;

-in market 4, by eliminating the sector-based regulatory obligations, because of the competitive nature of the market.

The RU published rate caps for access to fixed physical infrastructure (civil engineering) on October 17, 2018. Maximum monthly fees are as follows: access to ducts (0.257 euro/month/meter), HDPE tube (0.128 euro/month/meter) and micro-tube (0.116 euro/month/meter). This is a significant decrease in the access rates for the infrastructure.

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1.7.1.6.         Non-EU countries where the Orange group operates

The table below shows the type of licenses held by Orange and their expiration dates as of December 31, 2018 in each country of the Africa and Middle East region in which it is present:

Renewal of licenses in the MEA region

	Expiration date of the current license	License Type
Botswana	April 2022	2G - 3G
Botswana	August 2025	4G
Burkina Faso	April 2020	2G
Burkina Faso	September 2022	3G
Cameroon	January 2030	2G - 3G - 4G
Côte d’Ivoire	April 2032	Global (1)
Egypt	October 2031	2G-3G-4G & Fixed virtual license
Guinea-Bissau	April 2025	2G-3G-4G
Guinea	January 2022	2G and 3G
Jordan	May 2019	2G - 3G
Jordan	September 2030	4G
Jordan	May 2024	Fixed
Liberia	July 2030	Global (2G - 3G - 4G)
Madagascar	April 2025	2G - 3G - 4G
Mali	July 2032	Global (2G - 3G - 4G)
Morocco	August 2024	2G
Morocco	December 2031	3G
Morocco	April 2035	4G
Morocco	April 2036	Fixed
Mauritius	November 2021	2G - 3G - 4G
Mauritius	November 2025	Fixed
Niger	December 2022	2G - 3G
Central African Republic	May 2027	Global (1) (2G - 3G)
Democratic Republic of the Congo	October 2031	2G - 3G
Democratic Republic of the Congo	May 2038	4G
Senegal	August 2034	Global (1) (2G-3G-4G and fixed)
Sierra Leone	July 2031	2G - 3G
Tunisia	July 2024	Global (1) (excluding 4G)
Tunisia	March 2031	4G

Source: data from national regulators.

(1)  Global: refers to the type of license that allows an operator to offer both fixed-line and mobile services through all of the available technologies (depending on the country, the Global license does not include 4G technology).

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1.7.2.           Regulation of banking activities

In the context of an increasing number of regulations, several significant reforms of the banking and finance sector impact Orange Bank’s business:

-MiFID II: In May 2014, the European Union adopted a new framework for the financial instruments markets known as MiFID II (in the form of a MiFID directive and a MiFIR regulation). This framework was transposed into French law, notably by Government orders of June 23, 2106 and June 22, 2017 and came into effect on January 3, 2018. The goal of these regulations is to improve the security, transparency and operation of financial markets and to strengthen protection for investors. The regulations notably provide for an improvement in the information given to customers about the suitability of financial products in the light of their knowledge, experience, financial situation and investment goals and about the costs and fees of the services provided and the financial instruments contracted. The regulations also increase the obligations related to the reporting of transactions involving financial instruments to the supervisory authorities;

-AML/CFT: decree no. 2018-284 of April 18, 2018 which supplemented order 2016-1635, and came into effect on December 1, 2016, transposed into French law the fourth European directive EU 2015/847 of May 20, 2015 on the prevention of the use of the financial system for the purpose of money laundering or terrorist financing. It strengthened the anti-money laundering framework and requires banking institutions to determine the risk profile of each customer and to assign a suitable monitoring profile;

-AIFM: delegated regulation no. 2018/1618 of July 12, 2018 amending directive no. 2011/61/EU AIFM of July 1, 2011 creating a harmonized framework for the managers of alternative investment funds and intended to improve the protection of assets and information to investors and to standardize the responsibility of depositaries and sub-custodians;

-CRS: driven by the G5, then the G20, as part of its efforts to combat international tax evasion, the "Common Reporting Standard" on the automatic exchange of tax information was published by the OECD on July 21, 2014 and implemented in the European Union via directive no. 2014/107/EU of December 9, 2014. In France, the CRS regulation came into effect on January 1, 2016 with over 100 countries committed to information exchange. More than 50 countries (including France) started exchanging information on the basis of the CRS in September 2017. The French system was supplemented by decree no. 2018-569 of July 3, 2018, which has been applicable since November 1, 2018;

-Sapin II Law: the law on transparency, combating corruption and economic modernization of December 10, 2016 also includes measures intended to protect savers and investors, notably by providing a framework for requests to substitute credit insurance in mortgages and providing for the option of waiving payment protection insurance within a period of 14 days;

-directive no. 2016/97 of January 20, 2016 on insurance distribution, transposed into French law by Government order 2018-361 of May 16, 2018 and by the decree of June 1, 2018 is intended to increase consumer protection and harmonize regulations, notably by creating a standard information document, by improving the prevention of conflicts of interest, by imposing product governance rules, by requiring distributors to take ongoing training and by defining the scope of their advisory obligation;

-dematerialization: the order of October 4, 2017, effective April 1, 2018, on the dematerialization of contractual relations in the financial sector is intended to promote the use of virtual communication media while ensuring a sufficient level of protection to consumers. It enables customers, in certain cases, to request paper media and that documents provided in the customer space be made available for a sufficiently long period of time;

-PSD2: as part of the creation of the single payment services market in Europe, directive (EU) no. 2015/2366 of November 25, 2015 (PSD2, transposed into national law on August 9, 2017) adapted existing rules to new payment services and strengthened payment security rules. It notably imposes requirements with respect to strong customer identification and protection of their personal security data.

(1) Notably: the network equipment of telecoms operators, the servers of IT companies, the production and broadcast equipment of television industry players.

(2) Source: Idate - Digiworld yearbook 2019. The information relative to the breakdown of the revenues by region is given for 2017.

(3) The Indicator is not measured in Luxembourg or the Central African Republic.

(4) In France, the indicator is measured in four segments: mobile, broadband, convergence and low-cost.

(5) Respectively the Retail and Pro-SME markets.

(6) Metropolitan France, Overseas Departments and Overseas Territories.

(7) Source: Orange estimates.

(8) Source: Orange estimates.

(9) Metropolitan France, Overseas Departments and Overseas Territories.

(10) Source: Orange estimates.

(11) Source: Orange estimates.

(12) Source: Orange estimates.

(13) See Section 7.2.2 Glossary of technical terms.

(14) SoFia study report on monitoring banking, savings, life-insurance and credit markets.

(15) These rules amended regulation no. 531/2012 of June 13, 2012 on roaming using public mobile communications networks within the Union (Roaming III). They are rounded out by an implementing regulation on reasonable usage rules for intra-European roaming adopted on December 15, 2016.

(16) Next Generation Access network.

(17) Optical Connection Node.

(18) AMII areas are areas that were the subject of calls for expressions of investment intentions by an infrastructure operator.

(19) Decrees published in the Official Journal of July 31, 2018.

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2.1.          Risk factors

In addition to the information contained in this Registration Document, investors should carefully consider the risks outlined below before deciding whether to invest. The Company’s view at the date of this Registration Document is that these risks could have a material negative impact (i) on the business, financial position, profits, reputation or outlook of Orange SA and/or its subsidiaries, as well as (ii) on Orange’s stakeholders. In addition, other risks and uncertainties, as yet unidentified or, as of the date of this Registration Document, not currently considered to be material by Orange, could have similar negative impacts. Investors could lose all or part of their investment if these risks materialize.

The risks are presented in this section under four categories:

-for Orange:

-operational risks relating to Orange’s business activities (see Section 2.1.1),

-risks of a legal nature (see Section 2.1.2),

-financial risks (see Section 2.1.3);

-and for Orange and its stakeholders: the main "non-financial" risks relating to the corporate, social and environmental consequences of Orange’s activities, and to the impacts of these activities in terms of respect for human rights, anti-corruption measures and tax avoidance (see Section 2.1.4).

These categories are not presented in order of importance. However, within each category, risk factors are presented in decreasing order of importance, as determined by the Company at the date of filing this Registration Document. Orange may change its view of their relative importance at any time, particularly if new external or internal facts come to light.

Several other sections of this Registration Document also discuss risks in some detail:

-for risks relating to global risks in the telecommunications services sector, Orange’s overall strategy and its business model, see Section 1.2;

-for risks relating to regulations and regulatory pressure, see Section 1.7 Regulation of activities and Note 16 Litigation to the consolidated financial statements (Section 3.3);

-for risks relating to litigation involving the Group, see also Note 9 Taxes and Note 16 Litigation to the consolidated financial statements, as well as Section 3.2 Recent events and outlook, where applicable;

-for risks relating to the Group’s corporate, social and environmental responsibility, see Chapter 4;

-for financial risks, see:

-Notes 7, 8 and 10 to the consolidated financial statements for asset impairments,

-Note 11.8 to the consolidated financial statements for derivatives,

-Note 12 for the management of interest rate risk, currency risk, liquidity risk, covenants, credit risk and counterparty risk, and equity market risk. The policies for managing interest rate, foreign exchange and liquidity risks are set by the Treasury and Financing Committee. See Section 5.2.2.3 Executive Committee and Group governance committees;

-for the insurance plan, see Section 2.2.3.3 Insurance;

-more generally, risk management policies throughout the Orange group are discussed in Section 2.2 Activity and risk management framework, which is an integral part of the Management Report.

2.1.1.           Operational risks

Operational risks mainly include risks related to the telecommunications sector, and risks related to Orange’s strategy and business. Risks with potentially substantial employee, environmental and social consequences are presented in Section 2.1.4.

A significant portion of Orange’s revenues is generated in mature markets, where intense competition between operators puts pressure on prices and operators’ capacity to provide customers convergent offers.

The main markets on which Orange operates are mature, and even saturated. Under these conditions, Orange faces extremely intense competition, which primarily impacts prices, as well as the ability to propose convergent offers (very high-speed fixed and mobile broadband) and even more data. Orange is therefore making substantial investments in innovation, stepping up the deployment of its broadband and very high-speed access networks, continuing to implement a policy of moving towards a multi-services operator model and reducing its fixed costs.

Should Orange fail to implement its strategy in response to this competitive environment, it may lose a portion of its market share and see its margins reduced.

For further information about competition, see Section 1.4 Operating activities.

Orange has made commitments to the French authorities that it will step up network deployment and maintain service quality, which could be constrained by resource availability or changes in regulatory positions.

Orange has made commitments to public authorities and local authorities in France that it will both step up the deployment of fixed and mobile broadband and very high-speed networks in the regions and maintain the service quality of its networks. These commitments could be constrained by the availability of Orange and its subcontractors’ human, industrial and financial resources, alongside the Group’s objective of reaching its peak CAPEX in 2018. If this situation were to arise, Orange’s profits and image could be affected by it.

Orange is exposed to the risk of an interruption to its networks and services following cyber-attacks, human errors or malicious acts, and network saturation.

Damage or interruptions to the service provided to customers may occur following cyber-attacks (on networks and IT systems), outages (hardware or software), human errors or sabotage of critical hardware or software, failure of a critical supplier, or insufficient network capacity to meet the growing usage needs, or during the implementation of new applications or software.

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Among these risks of interruption, telecommunications operators are particularly exposed to malicious actions and cyber-attacks because of the vital nature of telecommunications in the functioning of the economy. Despite the steps taken by Orange to protect its network, the high frequency of such attacks increases the risk of an interruption to its services.

As a result of the rationalization of the network based on the implementation of all-IP technologies, the increase in the size of the service platforms and the relocation of equipment into fewer buildings, such service interruptions may in the future affect a greater number of customers and more than one country simultaneously.

Although difficult to quantify, the impact of such events could seriously damage Orange’s reputation, trigger its liability and result in a reduction of traffic and its revenue, affecting its profits and outlook. If they were to occur on a nationwide or multinational scale, they might also create a crisis potentially affecting the security of the countries concerned.

The development of mobile financial services exposes Orange to risks inherent to this sector.

In line with its Essentials2020 plan, Orange has developed mobile financial services, in both banking and payment and money transfer services. This development exposes Orange to risks inherent to this sector, such as money laundering, terrorist financing and non-compliance with economic sanction programs, as well as particularly sensitive and common risks in the financial services sectors such as fraud, cyber-attacks or service interruptions.

Furthermore, Group entities having the status of regulated institutions could face a risk of non-compliance with applicable banking or financial regulations, in particular if the strengthened compliance and internal control system in place was to be found insufficient.

If these risks materialized, they could have a material effect on the Group’s financial position, completion of its strategy and image.

Orange’s large geographic footprint and the growing scope of its activities increases its exposure to geopolitical, macroeconomic and regulatory risks.

Orange’s growth partly depends on its activities in emerging markets. Political instability or changes in the economic, regulatory, tax or social landscape in these geographical areas may call into question the outlook on profitability expected when investment decisions were made and affect the Group’s financial position and results.

International economic sanctions imposed on certain countries could also have an impact on the value or permanence of the investments made in these countries or the future of the Group’s business dealings.

High concentration among Orange’s critical suppliers creates a risk for the Group’s business.

Orange’s critical suppliers, in particular in the network infrastructure, IT systems and mobile handset sectors, operate in highly concentrated markets. This concentration poses a risk to the Group’s business, in the event that one of these suppliers defaults or decides to change its business practices, regardless of the causes, including the introduction of international economic sanctions against these critical suppliers or their country of origin. Orange’s business, profits and reputation could be affected as a result.

Orange’s technical infrastructure is vulnerable to damage caused by intentional or accidental damage, or natural disasters whose increasing frequency is caused by global warming.

A natural disaster, intentional damage in the course of wars, terrorist acts, social unrest, or other accidental events such as fires, may cause significant damage to Orange’s installations, potentially giving rise to service interruptions and generating high repair costs. The frequency and intensity of weather events related to climate change (floods, storms, heat waves) seem to be increasing, which could aggravate accidents and increase related damage. In the longer term, rising sea levels could affect sites and facilities near the coast. More generally, the damage caused by major disasters may have consequences resulting in substantial costs remaining to be supported by Orange beyond the amounts covered by insurance, thereby impacting its financial position and outlook.

The rapid growth in uses and the development of networks and technologies allow global players in the Internet sector to establish a direct link with Orange’s customers.

The growth in network usage for value-added services has resulted in the emergence of powerful players, Over-The-Top (OTT) service providers and Internet giants. Competition with these players extends to individual access services offered by technological advances and the multiplicity of connected devices. This development could potentially marginalize the position of operators such as Orange, for which the direct relationship with customers adds value. Losing part or all of this direct relationship to other players could affect Orange’s revenues, margins, financial position and outlook.

Orange is exposed to risks of disclosure or inappropriate modification of data in its possession belonging to stakeholders other than an individual (natural person)(1), in particular as a result of cyber-attacks.

Orange’s activities expose it to risks of loss, disclosure, unauthorized communication to third parties or inappropriate modification of data stored on its infrastructures or carried by its networks, belonging to third parties other than individuals, such as business customers or government authorities, suppliers or partners, or any other third party or economic player.

These risks may materialize (i) from the implementation of new services or applications, (ii) from the development of new activities in the field of connected devices, (iii) from malicious acts (such as cyber-attacks) particularly aimed at data in Orange’s possession, or (iv) possible negligence or errors within Orange or the Group’s outsourcing partners.

Should these risks materialize, the Group’s liability may be invoked and its reputation considerably affected, which would have a significant impact on its future earnings.

Orange’s strategy of diversification to find new sources of growth may fail to bring the expected returns and Orange may be undermined by a business model or a disruptive innovation to which it is unable to adapt.

Orange’s strategy is to diversify its business with a particular focus on mobile financial services (including Mobile Banking), connected objects and cybersecurity. Although building on the Group’s strengths (digital expertise, distribution power, capacity for innovation and brand image),

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the development of these new businesses requires substantial resources, without any guarantee that the corresponding services will gain sufficient traction to generate a return on these investments.

In addition, the development of innovations and of divergent business models to which Orange may fail to adapt sufficiently quickly could cause it to lose market share and undermine its profitability and future results.

The brand policy combined with a strategy of geographic expansion and diversification into new businesses represents an image risk for the Orange brand.

Orange has chosen growth drivers that are not necessarily in its traditional core business (such as Mobile Banking, cyber security), or even carrying out its business as a telecommunications operator in emerging markets where the political and economic context may be volatile. Although the Group pays close attention to preserving the value of the Orange brand, which constitutes a major asset, operational implementation risks could adversely affect the Company’s image, in particular in the mature mobile telephony sector. In the event of significant damage to the Orange brand, the Group’s financial position and outlook may be affected.

The scope of Orange’s business and the interconnection of the networks mean that Orange is exposed to a variety of acts of technical fraud, specific to the telecommunications or mobile financial services sector.

Orange faces risks of different types of fraud relating to its telecommunications or mobile financial services, which may affect it directly, or affect its customers. In a context of increasingly complex technologies, network virtualization and the faster implementation of new services or applications, types of fraud that are more difficult to detect or control may also appear, encouraged by the development of mass data processing, which increases the scope for possible attacks, particularly cyber-attacks. Should a serious case of fraud occur, Orange’s revenues, margins, quality of service and reputation could be affected.

2.1.2.           Legal risks

Orange operates in highly regulated markets and its business activities and results could be materially affected by legislative or regulatory changes, including those with extraterritorial scope, or by changes in government policy.

In most countries in which it operates, Orange has little flexibility to manage its business activities as it must comply with various regulatory obligations governing the provision of its products and services, primarily relating to obtaining and renewing telecommunication licenses, as well as to oversight by authorities seeking to maintain effective competition in the electronic communications markets. Furthermore, Orange faces regulatory constraints in some countries as a result of its historically dominant position in the fixed telecommunications market.

Orange’s business activities and profits may be materially adversely affected by legislative or regulatory changes, sometimes of an extraterritorial nature, or by changes to government policy, and in particular by decisions taken by regulatory or competition authorities in connection with:

-amendment or renewal on unfavorable conditions, or even withdrawal, of fixed-line or mobile operator licenses;

-conditions governing network access (primarily those in connection with roaming or infrastructure sharing);

-service rates;

-the introduction of new taxes or increases to existing taxes for telecommunications companies;

-consumerism legislation;

-merger policy;

-regulations affecting operators of competing sectors, such as cable;

-regulations governing data security;

-regulation of banking and financial activities and any similar regulations requiring compliance such as laws and rules on economic sanctions.

Such decisions could materially affect the Group’s revenue and results.

For further information on risks related to regulations, see Section 1.7 Regulation of activities.

Orange is continually involved in disputes, in particular with regulatory authorities, competitors or government agencies, the outcome of which could have a material adverse effect on its results or financial position.

Orange believes that, on a general basis and in all countries in which it is present, it complies with all the specific regulations in force, as well as the conditions governing its operator licenses. However, the Company is not able to predict the decisions of oversight and legal authorities who are regularly asked to rule on such issues. Should Orange be ordered by the relevant authorities in a country in which it operates, to pay damages or a fine or suspend certain of its activities, due to non-compliance with an applicable regulation, the Group’s financial position and results could be adversely affected.

In addition, Orange - particularly in France and Poland - is frequently involved in legal proceedings with its competitors and with the regulatory authorities due to its dominant position in certain markets, and the complaints filed against Orange may be substantial. In the past, the Group has been fined several tens of millions of euros and even several hundreds of millions of euros for concerted practices or for abuse of a dominant position. Finally, the Group may be the object of substantial commercial lawsuits with potentially very significant penalties. The outcome of lawsuits is inherently unpredictable.

In the case of proceedings involving European Competition Authorities, the maximum fine provided for by law is 10% of the consolidated revenue of the company at fault (or the Group to which it belongs, as the case may be).

The main proceedings involving Orange are detailed in Note 9 Taxes and Note 16 Litigation to the consolidated financial statements. Developments in or the results of some or all of the ongoing proceedings could have a material adverse effect on Orange’s results or financial position.

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2.1.3.           Financial risks

Liquidity risk

Orange’s results and outlook could be affected if the terms of access to capital markets become difficult.

The tightening of prudential rules for the financial sector resulting from the "Basel III" and "Solvency II" regulations which seek to strengthen the banks and insurance companies’ equity, will compel companies to increase the share of their financing from the bond markets.

Orange finances itself mainly through the bond markets. An unfavorable development in the macroeconomic context could restrict or make significantly more expensive Orange’s access to its usual sources of financing through an increase in market rates and/or the margins applied to its borrowings.

Any inability to access the financial markets and/or obtain financing on reasonable terms could have a material adverse effect on Orange. The Group could, in particular, be required to allocate a significant portion of its available cash to service or pay off debt, to the detriment of investment or shareholders’ remuneration. In all cases, Orange’s results, cash flows and, more generally, financial position and flexibility may be adversely affected.

See Note 12.3 Liquidity risk management to the consolidated financial statements, which sets out, in particular, different financing sources available to Orange, the maturity of its debt and changes to its credit rating, as well as Note 12.4 Financial ratios, which contains information on the limited commitments of the Orange group in relation to financial ratios and in the event of default or material adverse change.

Risk of asset impairment

Changes affecting the economic, political or regulatory environment may result in asset impairment, particularly of goodwill.

At December 31, 2018, the gross value of goodwill recognized by Orange following completed acquisitions and disposals was 32.9 billion euros, not including the goodwill of associates and joint ventures.

The book values of long-term assets, including goodwill and fixed assets, are sensitive to any change in the business environment that is different from the assumptions used. Orange recognizes assets as impaired if events or circumstances occur that involve material adverse changes of a permanent nature affecting the economic environment or the assumptions and targets used at the time of the acquisition.

Over the past five years, Orange recognized significant impairment losses in respect of its interests in Poland, Congo (DRC), Cameroon and Egypt. At December 31, 2018, the cumulative amount of goodwill impairment was 5.8 billion euros, not including the goodwill impairment of associates and joint ventures.

New events or adverse circumstances could conduct Orange to review the present value of its assets and to recognize further substantial impairment that could have an adverse effect on its results.

In addition, in the case of disposals or listings on a stock exchange, the value of certain subsidiaries could be affected by changes in the stock and debt markets.

For further information on goodwill and recoverable amounts (particularly key assumptions and sensitivity), see Note 7 Impairment and Goodwill and Note 8.2 Impairment of fixed assets to the consolidated financial statements and Section 3.1.2.2 From Group adjusted EBITDA to operating income.

Market risks

Interest rate risk

Orange’s business activities could be affected by interest rate fluctuations.

In the normal course of its business, Orange obtains most of its funding from capital markets (particularly the bond market) and a small part from bank loans.

Since most of its current debt is at a fixed rate, Orange has limited exposure to increases in market interest rates. The Group remains exposed to a sustained ongoing increase in interest rates for future financing.

To limit exposure to interest rate fluctuations, Orange from time to time makes use of financial instruments (derivatives) but cannot guarantee that these transactions will completely limit its exposure or that suitable financial instruments will be available at reasonable prices. In the event that Orange cannot use financial instruments or if its financial instrument strategy proves ineffective, cash flows and earnings may be adversely affected.

In addition, the costs of hedging against interest rate fluctuations could, generally, increase in line with market liquidity, banks’ positions, and, more broadly, the macroeconomic situation (or how it is perceived by investors).

The management of interest rate risk and an analysis of the sensitivity of the Group’s position to changes in interest rates are set out in Note 12.1 Interest rate risk management to the consolidated financial statements.

Foreign exchange risk

Orange’s results and cash position are exposed to exchange rate fluctuations.

In general, currency markets remained highly volatile in 2018, particularly in emerging countries, which has not curbed uncertainty over exchange rate trends.

The main currencies in which Orange is exposed to a major foreign exchange risk are the Polish zloty, the Egyptian pound, the US dollar and the British pound sterling. Intra-period variations in the average exchange rate of a particular currency could significantly affect the revenue and expenses denominated in that currency, which would significantly affect Orange’s results, as happened, for example, with the near 50% devaluation of the Egyptian pound in November 2016. In addition to the main currencies, Orange operates in other monetary zones, in particular in Africa & Middle East. Depreciation of the currencies in this region would have an adverse effect on the Group’s consolidated revenue and earnings. Based on 2018 data, the theoretical impact of a 10% rise against the euro in the main currencies in which the Group’s subsidiaries operate would reduce consolidated revenue by 858 million euros (-2.07%) and reported EBITDA by 258 million euros (-2.15%).

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When preparing the Group’s consolidated financial statements, the assets and liabilities of foreign subsidiaries are translated into euros at the fiscal year closing rate. This translation could have a negative impact on the consolidated balance sheet, assets and liabilities and equity, for potentially significant amounts, as well as on net income in the event of disposal of these subsidiaries.

The management of foreign exchange risk and an analysis of the sensitivity of the Group’s position to changes in foreign exchange rates are set out in Note 12.2 Foreign exchange risk management to the consolidated financial statements.

Orange manages the foreign exchange risk on commercial transactions (stemming from operations) and financial transactions (stemming from financial debt) in the manner set out in Note 12.2 Foreign exchange risk management to the consolidated financial statements.

Notably, Orange makes use of derivatives to hedge its exposure to foreign exchange risk but cannot guarantee that suitable hedging instruments will be available at reasonable prices.

To the extent that Orange has not used hedging instruments to hedge part of this risk, its cash flows and results could be affected.

See Note 11.8 Derivatives to the consolidated financial statements.

Credit-rating risks

A change in the outlook for Orange’s credit rating could increase its borrowing costs and in certain circumstances Orange’s access to the capital it needs could be limited.

Orange’s credit rating from rating agencies is partly based on factors over which it has no control, namely conditions affecting the telecommunications industry in general or conditions affecting certain countries or regions in which it operates. It may be changed at any time by the rating agencies, in particular as a result of changing economic conditions, a downturn in the Group’s results or performance or changes to its investor base. A prolonged multi-notch downgrade in Orange’s rating would have a material adverse effect on its results and financial position.

Credit risk and/or counterparty risk on financial transactions

The insolvency or deterioration in the financial position of a bank or other institution with which Orange has a financial agreement may have a material adverse effect on Orange’s financial position.

In the normal course of its business, Orange uses derivatives to manage exchange rate and interest rate risks, with financial institutions as counterparties. Cash collateral is lodged with all bank counterparties with which the derivatives are contracted. Nevertheless, a residual credit risk may remain if one or more of these counterparties default on their commitments.

Moreover, Orange may in future have difficulties using its 6 billion euro undrawn syndicated credit facility, whose maturity date is 2023, if several of the banks with which the Company has agreements were to face liquidity problems or could no longer meet their obligations.

Finally, the investment of its available cash exposes Orange to counterparty risk if the financial institutions where it has invested should go bankrupt. See Note 12.5 Credit risk and counterparty risk management to the consolidated financial statements.

The international banking system is such that financial institutions are interdependent. As a result, the collapse of a single institution (or even rumors regarding the financial position of one of them) may increase the risk for the other institutions, which would increase exposure to counterparty risk for Orange.

For customer-related credit and counterparty risk, see Note 4.3 Trade receivables and Note 12.5 Credit risk and counterparty risk management to the consolidated financial statements.

2.1.4.           Non-financial risks

The various non-financial risks, included in the scope of Orange’s Consolidated Non-Financial Statement (CNFS) have been identified and assessed, and are managed using the same methodology used for operational risks related to its business, legal risks and financial risks.

As part of the CNFS, Orange presents the material employee-related, environmental and social risks to which its business may give rise, whether to itself or its stakeholders, as well as corruption risks and matters relating to combating tax avoidance and to business ethics. These risks are assessed in line with the Group’s materiality matrix.

Combating tax avoidance, food waste and food insecurity, respect for animal well-being and responsible food practices, were all taken into account as part of Orange’s non-financial risk assessment. However, they were not considered likely to give rise to risks to the Group’s operations or reputation.

Following cyber-attacks especially, Orange is exposed to risks of disclosure or inappropriate modification of personal data, in particular customer data. These risks have increased due to its diversification into mobile financial services.

With regard to the risk of breaching human rights and fundamental freedoms, Orange’s business activities expose it to risks of loss, disclosure, unauthorized communication to third parties or inappropriate modification of the personal data of its customers, employees or the general public which are stored on its infrastructures or carried by its networks. This includes their bank details in particular, which are, moreover, the basis of Orange’s mobile financial services business.

These risks may notably materialize from (i) the implementation of new services or applications, (ii) the development of new activities in the field of connected devices or mobile services, (iii) malicious acts (such as cyber-attacks) particularly targeting personal data (iv) possible negligence or errors within Orange or the Group’s outsourcing partners or (v) government requests without any respect for legal or regulatory formalities (see below for more information on this last point).

Orange may be held liable in various countries under laws that are being increasingly tightened (such as the General Data Protection Regulation (EU) 2016/679 of 27 April 2016, or GDPR) and that strengthen individual rights and obligations on data processors such as operators and providers of financial services.

Should these risks materialize, owners of the disclosed or modified data may incur considerable losses, the Group’s liability may be invoked and its reputation and image substantially affected.

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Orange is exposed to risks of corruption, or behavior by individuals or groups that does not comply with its business ethics, or even fraudulent behavior.

Through its activities,as well as those of its suppliers, subcontractors and partners, all throughout the world, and despite its efforts to reinforce its anti-corruption policy, Orange may be exposed to or implicated in matters relating to corrupt practices, or may fall victim to behavior that is fraudulent or does not comply with the international conventions to which it is a signatory, to its Code of Ethics, or to its Supplier Code of Conduct, by persons or businesses with which direct or indirect ties may be established. Furthermore, specific difficulties or risks relating to non-compliance with applicable anti-corruption laws and regulations may arise, particularly if the strengthened internal control system currently in place proves insufficient. These behaviors may target Orange directly, its customers, its business relations or its employees.

In any event, the Group’s liability may be invoked, and Orange’s revenues, margins, quality of service and reputation could be affected.

In the future, Orange may find it difficult to obtain and retain the skills needed for its business due to numerous employee departures and changes in its activities.

The high number of retirements and employees working part-time at the end of their careers in France as well as the new skills required in relation to the development of new technologies and the Group’s development priorities in high-demand segments of the employment market, may affect Orange’s capacity to continue its business activities efficiently and successfully implement its strategy. Should these risks materialize, Orange’s profits and outlook may be affected and some of the human risks described below may increase.

Orange faces a variety of internal and external human risks relating to health and safety.

Orange’s promise to be a people-oriented and digital employer, inscribed in the Essentials2020 strategic plan, could be affected by various human factors related to personal safety, psycho-social risks, and to increased tensions and social unrest in certain countries or areas. Should these risks materialize, their consequences may be a source of physical or psychological incapacity for individuals. These risks could also slow the roll-out of the Group’s strategy and have a material impact on the Group’s image, operations and results.

Exposure to electromagnetic fields of telecommunications equipment, as well as the excessive or inappropriate use of telecommunication services and equipment may be potentially harmful to people’s health.

Following concerns raised in many countries regarding the possible health risks linked to exposure to electromagnetic fields from telecommunications equipment, public authorities have in general approved binding regulations and health authorities have issued various usage precautions.

The perception of a risk by the public could lead to a decrease in the number of customers and in their usage, lower consumption per customer, an increase in lawsuits, particularly against the installation of mobile antennas, difficulties in opening new sites, thus jeopardizing the deployment of 5G networks, and the tightening of regulations, with, as a consequence, a reduction in coverage areas, deterioration of service quality and an increase in network roll-out costs.

Consensus exists among health experts and health authorities, including the World Health Organization (WHO), that, so far, no health risks from exposure to electromagnetic fields below the limits recommended by the specialist international commission (ICNIRP) have been identified. Nevertheless, further scientific studies must be conducted on certain frequencies used for 5G (millimeter waves). Orange cannot predict the findings of future scientific research or future studies by international organization and scientific committees called upon to examine these issues. If an adverse health effect should one day be scientifically established, this would have a significant impact on Orange’s business, its brand image and the income and financial position of the Group. Beyond potential impacts on Orange, this could significantly curb the development of the digital society.

Similarly, the widespread availability of connected digital equipment may give rise to excessive use, which could have negative physical (disrupted circadian rhythm, eye strain, issues relating to a sedentary lifestyle, etc.) and mental (behavioral addiction) consequences for users, particularly young adults and children. It also increases the risk of exposure to inappropriate content, cyber bullying and misinformation, as well as the risk of information overload.

Should this widespread availability be perceived as a risk for the most vulnerable populations, it may also result for Orange in a decrease in the use of its services and damage to its reputation. Socially, the perception of this risk may result in mistrust of digital tools and may curb innovation.

The scope of Orange’s business activities, its numerous locations around the world, and its business dealings with a variety of partners may expose the Group to a risk of breaching human rights and fundamental freedoms.

Through its activities, as well as those of its suppliers and subcontractors all throughout the world, Orange may be exposed to breaches of human rights and fundamental freedoms (such as forced labor, infringement of the rights of children, non-decent or discriminatory working conditions, obstruction of freedoms of association or expression, or invasion of privacy), involving third parties with whom a direct or indirect link may be established.

Should these risks materialize, they may have for Orange or for offenders with whom an established business relationship exists, a significant impact on their image and reputation, and may result in their liability being invoked.

In addition, Orange may be required, in the countries where it operates, to comply with injunctions from local authorities that do not comply with the formal legal or regulatory requirements. These injunctions may involve suspending (totally, partially, or in a certain region) the operation of certain networks operated by Orange, or intercepting communications, or disclosing personal data to third parties. Complying with such injunctions may therefore undermine freedom of expression or fundamental freedoms.

Should Orange fail to ensure compliance with applicable legislation or regulations, these injunctions may significantly impact the image or reputation of Orange or the countries concerned. For civil society or the targets of these requests, they may also involve breaching freedom of expression and respect for privacy.

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The nature of its services and the development of new technologies may jeopardize the commitments made by Orange with regard to reducing its environmental impacts.

Due to the nature of its services and its social reach, Orange must offer new solutions to reduce the environmental impact of its customers, while limiting its own sources of environmental pollution and implementing the principles of the circular economy, particularly with regard to waste management. Orange has committed to reducing its CO2 emissions per customer by 50% by 2020, based on its 2006 emissions figures. Should its environmental action plans prove insufficient, particularly during the technological transition period for the fixed network and the introduction of mobile 5G, Orange may not be in a position to uphold its commitment, which would adversely impact its image. Should Orange’s contribution to combating climate change fall short of its commitments, systemic environmental risks may increase, and may have consequences for Orange’s infrastructures (see Section 2.1.1 Orange’s technical infrastructure is vulnerable to damage caused by intentional or accidental damage, or natural disasters whose increasing frequency is caused by global warming).

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

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3.1.          Analysis of the Group’s financial position
and earnings

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

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This section contains forward-looking statements about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.1 Risk factors.

The following comments are based on the consolidated annual financial statements prepared in accordance with IFRS (International Financial Reporting Standards, see Note 2 to the consolidated annual financial statements). The Group has decided to apply IFRS 15 "Revenue from Contracts with Customers" retroactively as from January 1, 2018, restating the published comparative periods of 2016 and 2017. In addition, the Group has applied IFRS 9 "Financial Instruments" since January 1, 2018, without restating the 2016 and 2017 comparative periods, as permitted by the standard (see Note 2.3 to the consolidated annual financial statements).

Adjusted EBITDA, reported EBITDA, CAPEX, the "Adjusted EBITDA - CAPEX" indicator, net financial debt, [REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.] and data on a comparable basis are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them and considers them useful for readers, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Data on a historical basis corresponds to data for past periods as published in the consolidated annual financial statements for the current period. The transition from data on a historical basis to data on a comparable basis for the 2017 and 2016 fiscal years is set out in Section 3.1.5.1 Data on a comparable basis.

The new organization of Orange Group’s Executive Committee implemented with effect from May 2, 2018 (see Section 1.3 Significant events) has led the Group to review how its segment information is presented, without changing the definition of its operating segments. The segment information now makes a distinction between Spain and the other European countries (see the beginning of Section 1.3 Analysis by operating segment and Note 1.7 to the consolidated annual financial statements). Historical data, comparable basis data and customer bases for fiscal years 2017 and 2016 have been restated to reflect this change. Unless otherwise specified, segment information presented in the following sections is understood to be prior to elimination of inter-segment transactions.

The changes presented in the following sections are calculated based on data in thousands of euros, although displayed in millions of euros.

3.1.1.           Overview

3.1.1.1.            Financial data and workforce information

Operating data

(at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Revenue (2)	41,381	40,837	40,859	1.3%	1.3%	40,708
Adjusted EBITDA (1)	13,005	12,660	12,680	2.7%	2.6%	12,564
Telecoms activities	13,151	12,721	12,741	3.4%	3.2%	12,576
Adjusted EBITDA/Revenue of telecoms activities	31.8%	31.2%	31.2%			30.9%
Orange Bank activities	(147)	(62)	(62)	(136.3)%	(136.3)%	(12)
Reported EBITDA (1)	11,977	11,849	11,863	1.1%	1.0%	11,601
Telecoms activities	12,124	11,910	11,924	1.8%	1.7%	11,613
Orange Bank activities	(148)	(62)	(62)	(138.4)%	(138.4)%	(12)
Operating income	4,829		4,778		1.1%	3,917
Telecoms activities	4,997		4,870		2.6%	3,832
Orange Bank activities	(169)		(93)		(80.9)%	85
CAPEX (1)	7,442	7,191	7,209	3.5%	3.2%	6,971
Telecoms activities	7,406	7,131	7,148	3.9%	3.6%	6,956
CAPEX/Revenue of telecoms activities	17.9%	17.5%	17.5%			17.1%
Orange Bank activities	36	60	61	(40.4)%	(40.4)%	15
Adjusted EBITDA - CAPEX (1)	5,563	5,469	5,471	1.7%	1.7%	5,593
Telecoms activities	5,745	5,590	5,593	2.8%	2.7%	5,620
Orange Bank activities	(183)	(122)	(123)	(49.2)%	(49.2)%	(27)
Telecommunications licenses	200	314	318	(36.3)%	(36.9)%	1,521
Investments financed through finance leases	136	44	43	209.6%	209.4%	91
Average number of employees (full-time equivalents) (3)	135,943	139,476	138,038	(2.5)%	(1.5)%	141,257
Number of employees (active employees at end of period) (3)	150,711	154,534	151,556	(2.5)%	(0.6)%	155,202

(1)  See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)  Revenue of telecoms activities. The Net Banking Income (NBI) of Orange Bank is recognized in other operating income (see Note 4.2 to the consolidated annual financial statements).

(3)  See Section 7.2.1 Financial glossary.

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Net income

(at December 31, in millions of euros)	2018	2017 data on a historical basis	2016 data on a historical basis
Operating income	4,829	4,778	3,917
Finance costs, net	(1,362)	(1,715)	(2,097)
Income tax	(1,309)	(1,052)	(951)
Consolidated net income of continuing operations	2,158	2,011	869
Net income after tax of discontinued operations (EE)	-	29	2,253
Consolidated net income	2,158	2,040	3,122
Net income attributable to owners of the parent company	1,954	1,843	2,813
Non-controlling interests	204	197	309

Net financial debt

(at December 31, in millions of euros)	2018	2017 data on a historical basis	2016 data on a historical basis
Net financial debt (1)	25,441	23,843	24,444

(1)  See Section 3 1.5 Financial indicators not defined by IFRS, Section 7.2.1 Financial glossary, and Note 11.3 to the consolidated annual financial statements. Net financial debt as defined and used by Orange does not include Orange Bank activities, for which this concept is not relevant.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks.

3.1.1.2.            Summary of 2018 results

The annual results confirm that all the targets announced for fiscal year 2018 were achieved. Despite strong competition, Group revenue, adjusted EBITDA and the "Adjusted EBITDA - CAPEX" indicator all increased.

Revenue totaled 41,381 million euros in 2018, up 1.3% on both a historical basis and a comparable basis compared with 2017. Higher revenue in Africa & Middle East (up 5.1% on a comparable basis), driven by the increase in data services and mobile financial services, contributed almost half of the Group’s growth in 2018. On a comparable basis, revenue growth in Spain (up 2.2%), Europe (up 1.7%) and France (up 0.9%) is due to convergence.

Sales activity is still dynamic due to the strategy focused on convergence and very high-speed fixed and mobile broadband, which allowed the Group to continue to grow its customer base in an environment that remains highly competitive. Year-on-year convergent offers (10.9 million customers at December 31, 2018) increased by 5.5% and SIM cards associated with convergent offers grew by 8.0%, enabling Orange to confirm its position as the leading convergent operator in Europe. At December 31, 2018, very high-speed fixed broadband, with 6.3 million customers, grew by 33.2% and 4G mobile had 56 million customers, up 21.7% year-on-year. The total mobile customer base grew by 0.6% year-on-year. Finally, 248,000 customers had subscribed to the Orange Bank offer at December 31, 2018.

Adjusted EBITDA totaled 13,005 million euros in 2018, up 2.6% on a historical basis and 2.7% on a comparable basis compared with 2017. Adjusted EBITDA of telecoms activities (13,151 million euros) grew by 3.4% year-on-year on a comparable basis, driven by solid business performance and the continuation of the Explore2020 operational efficiency program, which exceeded its target to deliver 3.5 billion in gross savings over the period 2015-2018. The ratio of adjusted EBITDA to revenue of telecoms activities was 31.8% in 2018, up 0.6 points on both a historical and comparable basis relative to 2017.

Reported EBITDA amounted to 11,977 million euros in 2018, up 1.0%, or 114 million euros, compared with 2017 on a historical basis. This was mainly due to the increase in adjusted EBITDA and the lower net expense on significant litigation. However, this increase is partially dampened by the charge recognized for the French "Part-Time for Seniors" plans (TPS, relating to agreements on the employment of older workers in France), which was extended in December 2018 for three years (see Section 3.1.1.3 Significant events).

Operating income amounted to 4,829 million euros in 2018, an increase of 51 million euros (1.1%) compared with 2017 on a historical basis. The increase is largely explained by the growth in reported EBITDA and the reduction in impairment losses on goodwill and fixed assets, partially offset by higher depreciation and amortization, mainly due to the additional investments made in recent years.

Consolidated net income totaled 2,158 million euros in 2018, compared with 2,040 million euros in 2017, an increase of 118 million euros. This mainly stems from the improvement in net finance costs (essentially due to changes in the effects of the investment in BT Group) and the increase in operating income, partially offset by higher income tax expense.

CAPEX stood at 7,442 million euros in 2018, up 3.2% on a historical basis and 3.5% on a comparable basis, compared with 2017. The ratio of CAPEX to revenue of telecoms activities was 17.9% in 2018, up 0.4 points on both a historical and a comparable basis compared with 2017. This level of capital expenditure is in line with the annual target of 7.4 billion euros in 2018 and reflects the Group’s continuing efforts to roll out very high-speed fixed and mobile broadband networks. At December 31, 2018, the Group thus had 32.5 million households worldwide with very high-speed broadband connectivity, up 22.4% year-on-year.

Net financial debt amounted to 25,441 million euros at December 31, 2018, a rise of 1,598 million euros from December 31, 2017. [REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

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3.1.1.3.            Significant events

The Group’s main significant events are described in Section 1.3 Significant events.

3.1.2.           Analysis of the Group’s results and capital expenditures

3.1.2.1.            From Group revenue to adjusted EBITDA

This section presents the transition from Group revenue to adjusted EBITDA, by type of expense, after presentation adjustments, as presented in Section 3.1.5.2 Adjusted EBITDA and reported EBITDA and in Note 1 to the consolidated annual financial statements.

(at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Revenue	41,381	40,837	40,859	1.3%	1.3%	40,708
External purchases (2)	(18,563)	(18,319)	(18,381)	1.3%	1.0%	(18,186)
Other operating income and expenses (2) (3)	264	250	253	4.8%	4.7%	275
Labor expenses (2) (3)	(8,268)	(8,264)	(8,200)	0.1%	0.8%	(8,340)
Operating taxes and levies (2) (3)	(1,809)	(1,844)	(1,851)	(2.0)%	(2.3)%	(1,893)
Adjusted EBITDA	13,005	12,660	12,680	2.7%	2.6%	12,564

(1)  See Section 3.1.5.1 Data on a comparable basis.

(2)  See Section 7.2.1 Financial glossary.

(3)  Adjusted data (see Section 3.1.5 Financial indicators not defined by IFRS and Note 1 to the consolidated annual financial statements).

3.1.2.1.1.        Revenue

3.1.2.1.1.1.       Change in revenue

Revenue by segment (2) (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
France	18,211	18,048	18,046	0.9%	0.9%	17,896
Spain	5,349	5,232	5,231	2.2%	2.3%	4,909
Europe	5,687	5,593	5,578	1.7%	2.0%	5,482
Africa & Middle East	5,190	4,940	5,030	5.1%	3.2%	5,245
Enterprise	7,292	7,308	7,251	(0.2)%	0.6%	7,346
International Carriers & Shared Services	1,534	1,633	1,651	(6.1)%	(7.1)%	1,812
Eliminations	(1,882)	(1,917)	(1,928)			(1,982)
Group total	41,381	40,837	40,859	1.3%	1.3%	40,708

(1)  See Section 3.1.5.1 Data on a comparable basis.

(2)  Revenues of telecoms activities (see Notes 1.1 and 4.1 to the consolidated annual financial statements). The Net Banking Income (NBI) of Orange Bank is recognized in other operating income (see Note 4.2 to the consolidated annual financial statements).

Revenue per offering (2) (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Convergent services	7,068	6,427	6,427	10.0%	10.0%	5,646
Mobile only services	10,272	10,140	10,202	1.3%	0.7%	10,614
Fixed only services	9,604	9,927	9,994	(3.2)%	(3.9)%	10,353
IT & integration services	2,349	2,191	2,077	7.2%	13.1%	2,050
Carrier services	7,931	8,050	8,065	(1.5)%	(1.7)%	8,103
Equipment sales	3,245	3,191	3,185	1.7%	1.9%	3,020
Other revenue	912	911	909	0.2%	0.3%	922
Group total	41,381	40,837	40,859	1.3%	1.3%	40,708

(1)  See Section 3.1.5.1 Data on a comparable basis.

(2)  Revenues of telecoms activities (see Notes 1.1 and 4.1 to the consolidated annual financial statements). The Net Banking Income (NBI) of Orange Bank is recognized in other operating income (see Note 4.2 to the consolidated annual financial statements).

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> 2018 vs 2017

In 2018, the revenue of the Orange group totaled 41,381 million euros, an increase of 1.3% on a historical basis and of 1.3% on a comparable basis compared with 2017.

On a historical basis, the 1.3% increase in Group revenue between 2017 and 2018, an increase of 522 million euros, includes:

-the negative impact of foreign exchange fluctuations totaling 189 million euros, chiefly attributable to changes in the value of the US dollar (for 84 million euros), the Egyptian pound (for 27 million euros), the Jordanian dinar (for 18 million euros) and the Argentine peso (for 10 million euros) against the euro;

-which is more than offset:

-by the positive impact of changes in the scope of consolidation and other changes, which amounted to 167 million euros and mainly include the effects of the takeover of Business & Decision on 5 June 2018, and the acquisitions of Basefarm Holding on 14 August 2018 and Enovacom on 21 February 2018,

-and by the organic change on a comparable basis, representing a 544 million euro increase in revenue.

On a comparable basis, the 1.3% or 544 million euro increase in Group revenue between 2017 and 2018 was attributable primarily to:

-the 250 million euro increase in revenue in Africa & Middle East countries (a 5.1% increase), due to the growth recorded in 13 of the 17 countries consolidated, driven by strong performances from the Sonatel subgroup (mainly in Guinea, Senegal and Mali), Egypt and the Ivory Coast subgroup (mainly Burkina Faso), Morocco and the Democratic Republic of the Congo (DRC). The increase in mobile only services reflects the momentum in data services and Orange Money (see Section 3.1.1.3 Significant events), partially offset by the decline in carrier services - particularly international carrier services - and incoming mobile traffic;

-the 163 million euro increase in revenue in France (an increase of 0.9%). This change was mainly due to (i) the favorable effect of including digital reading offers (see Section 3.1.1.3 Significant events), (ii) the growth of convergent services, driven by both the increase in customer base and the rise in 12-month convergent ARPO (see Section 7.2.1 Financial glossary), and (iii) to a lesser extent, the increase in mobile equipment sales, (iv) partially offset by the downward trend in fixed only narrowband services (traditional telephony), the contraction in mobile only services (mainly linked to the migration of contract offers to convergent offers and the structural decline in prepaid offers), and the decrease in carrier services (the growth in FTTH only partially offsetting the anticipated fall in revenue from national roaming and unbundling);

-the 117 million euro increase in revenue in Spain (a 2.2% increase), against a background of strong competition for entry into the mobile and fixed broadband markets. This change was mainly due to (i) the development of convergent services, which benefited from the increase in 12-month convergent ARPO (driven by the increase in access to very high-speed broadband and content offers) and growth in the customer base, and (ii) the increase in carrier services (the decline in incoming mobile traffic being more than offset by the growth in very high-speed broadband, other fixed revenues and the increase in national roaming);

-and the 94 million euro increase in revenue in Europe (a rise of 1.7%), mainly due to:

-(i) strong growth in convergent services in Poland, Belgium and Romania, and to a lesser extent, (ii) the increase in sales of mobile equipment in Romania, and (iii) the growth of mobile carrier services (national roaming, incoming mobile traffic) and IT & integration services in Poland,

-partially offset by (i) the contraction in fixed only services (structural decline in traditional telephony) and equipment sales in Poland, (ii) the downturn in mobile only services in Poland and Romania, linked to the migration to convergent offers, and (iii) the decrease in services to mobile virtual network operators (MVNOs) in Belgium.

These positive items were partially offset by:

-the 99 million euro fall in revenue from services to International carriers & Shared services (a 6.1% reduction), primarily due to more muted international carrier business (decline in the voice market for Africa and the Maghreb);

-and, to a lesser extent, the 16 million euro fall in revenue from services to Enterprises. Between the two periods, the contraction in fixed only services (voice and data services) and in mobile equipment sales are almost entirely offset by growth in IT & integration services.

> 2017 vs 2016

In 2017, the revenue of the Orange group totaled 40,859 million euros, an increase of 0.4% on a historical basis and of 1.2% on a comparable basis compared with 2016.

On a historical basis, the 0.4% increase in Group revenue between 2016 and 2017, an increase of 151 million euros, includes:

-the negative impact of foreign exchange fluctuations, in the amount of 485 million euros, chiefly attributable to the change in the value of the Egyptian pound against the euro, resulting in an adverse impact of 517 million euros;

-which is more than offset:

-by the favorable impact of changes in the scope of consolidation and other changes, which stood at 160 million euros and essentially included the effects of the acquisition of entities in Africa in 2016 (Airtel in Burkina Faso and Sierra Leone, Oasis (Tigo) in the Congo (DRC), and Cellcom Telecommunications in Liberia), for 186 million euros,

-and by the organic change on a comparable basis, representing a 476 million euro increase in revenue.

On a comparable basis, the 1.2% or 476 million euro increase in Group revenue between 2016 and 2017 was attributable primarily to:

-the 322 million euro increase in revenue in Spain (up 6.6%). This change is mainly due to (i) strong growth in revenue from convergent services, driven by content offers and the development of very high-speed broadband access, (ii) growth in revenue from carrier services (national and visitor roaming), and (iii) to a lesser extent, the increase in revenue from fixed only services and equipment sales;

-the 150 million euro increase in revenue in France (an increase of 0.8%). This performance is largely due to (i) growth in revenue from convergent services and fixed carrier services, the positive effect of

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including digital reading offers since early October 2017, and higher mobile equipment sales, (ii) partially offset by the downward trend in revenue from fixed narrowband services (traditional telephony) only, and the contraction in revenue from mobile only services. Between the two periods, the effect of the end of additional roaming charges in EU countries on June 15, 2017 is almost neutral on France’s revenue, since the increase in visitor roaming makes up for the fall in customer roaming;

-the 149 million euro increase in revenue in Africa & Middle East countries (a 3.0% increase), driven by strong performances by the Sonatel subgroup (mainly in Mali and Guinea) and the Ivory Coast subgroup (mainly in Burkina Faso and Ivory Coast), as well as in Morocco;

-the 24 million euro increase in revenue in Europe (an increase of 0.4%). This performance is mainly due to (i) the increase in revenue from convergent services, mainly in Poland and Belgium, and to a lesser extent, the rise in equipment sales in Romania and higher revenue from mobile carrier services in Poland and Romania, (ii) partially offset by the fall in revenue from mobile only services in almost all European countries, and the decline in revenue from fixed only services in Poland (traditional telephony).

These positive items were partially offset by:

-the 155 million euro or 8.6% decline in revenue from services to International Carriers & Shared Services, primarily due to the downturn in fixed services to international carriers;

-the 65 million euro or 0.9% decline in Enterprise service revenue, due essentially to (i) the contraction in revenue from fixed only services (data and voice services), (ii) which was only partially offset by improved revenue from IT & integration services and from mobile equipment and services.

3.1.2.1.1.2.       Change in the number of customers

Customers (2) (3) (at December 31, in thousands, at the end of the period)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Number of convergent customers	10,890	10,319	10,319	5.5%	5.5%	9,285
Number of mobile services customers (3)	203,618	202,479	202,329	0.6%	0.6%	190,588
o/w: Customers with convergent offers	18,671	17,292	17,292	8.0%	8.0%	15,120
Customers with mobile only offers	184,947	185,187	185,037	(0.1)%	(0.0)%	175,469
o/w: Contract customers	70,840	74,214	74,115	(4.5)%	(4.4)%	69,134
Prepaid customers	132,778	128,265	128,214	3.5%	3.6%	121,455
Number of fixed broadband service customers	20,145	19,386	19,386	3.9%	3.9%	18,514
o/w: Customers with very high-speed broadband access	6,345	4,762	4,762	33.2%	33.2%	3,306
o/w: Customers with convergent offers	10,890	10,319	10,319	5.5%	5.5%	9,285-
Customers with fixed only offers	9,256	9,067	9,067	2.1%	2.1%	9,229
Number of fixed telephony customers	40,199	41,706	41,706	(3.6)%	(3.6)%	42,650
Group total (2) (3) (4)	263,962	263,573	263,423	0.1%	0.2%	251,777

(1)  See Section 3.1.5.1 Data on a comparable basis.

(2)  Since January 1st, 2018, the customer bases correspond solely to customers of the fully consolidated entities. The customers of associates and joint ventures (previously recognized in proportion to the Group’s interest in these entities) are no longer taken into account. As a consequence, data for previous periods have been adjusted. This adjustment affects Tunisia, Mauritius, Iraq and Equatorial Guinea.

(3)  Since January 1st, 2018, the recognition of the customer bases for mobile services in all countries is aligned with the Group’s definitions (and no longer with local definitions). As a consequence, data for previous periods have been adjusted. This adjustment affects Morocco, Ivory Coast, Jordan and Cameroon. Excluding customers of Mobile Virtual Network Operators (MVNOs).

(4)  Number of mobile services, fixed broadband and narrowband services and fixed telephony customers.

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3.1.2.1.2.        Adjusted EBITDA

(at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Adjusted EBITDA	13,005	12,660	12,680	2.7%	2.6%	12,564
Telecoms activities	13,151	12,721	12,741	3.4%	3.2%	12,576
Adjusted EBITDA/Revenue of telecoms activities	31.8%	31.2%	31.2%			30.9%
Orange Bank activities	(147)	(62)	(62)	(136.3)%	(136.3)%	(12)

(1)  See Section 3.1.5.1 Data on a comparable basis.

> 2018 vs 2017

In 2018, Orange group adjusted EBITDA amounted to 13,005 million euros (breaking down into 13,151 million euros for the telecoms activities and a loss of 147 million euros for the Orange Bank activities), up 2.6% on a historical basis and 2.7% on a comparable basis compared with 2017. The ratio of adjusted EBITDA of telecoms activities to revenue was 31.8% in 2018, up 0,6 percentage points on a historical basis and 0,6 percentage points on a comparable basis compared with 2017.

Between 2017 and 2018, adjusted EBITDA received a 111 million euro boost from the inclusion of digital reading offers (see Section 3.1.1.3 Significant events), with a positive impact of 158 million euros in 2018 compared with 47 million euros in 2017.

On a historical basis, the 2.6% or 325 million euro rise in Group adjusted EBITDA between 2017 and 2018 reflected:

-the negative effect of foreign exchange fluctuations, which amounted to 28 million euros, mainly due to the performance of the U.S. dollar against the euro;

-which was more than offset by (i) the favorable impact of changes in the scope of consolidation and other changes, for 8 million euros, and (ii) organic growth on a comparable basis, for an increase of 345 million euros in adjusted EBITDA.

On a comparable basis, the 2.7% increase in the Group’s adjusted EBITDA between 2017 and 2018 resulted mainly from:

-the growth in revenue of 1.3%, or 544 million euros, boosted by the inclusion of digital reading offers (see Section 3.1.1.3 Significant events);

-the 3.2% or 162 million euro reduction in service fees and inter-operator costs (see Section 7.2.1 Financial glossary), resulting (i) mainly from the reduction in interconnection fees for services to international carriers (linked to the downturn in traffic), and also from the fall in interconnection fees in Spain (especially with the reduction in national mobile termination rates in February 2018) and (ii) to a lesser extent, the reduction in enterprise service network fees, partially offset by growth linked to the development of cable offers in Belgium; and

-the fall of 2.0%, or 35 million euros in adjusted operating taxes and levies (see Section 7.2.1 Financial glossary), mainly in Africa & Middle East countries due to reversals of provisions following the expiration of tax risks in 2018;

-and the increase of 4.8%, or 14 million euros, in adjusted other operating income and expenses (see Section 7.2.1 Financial glossary), mainly due to (i) higher gains on disposal of fixed assets, largely for shared services, in Spain and Poland (taking into account the disposals made in 2018 as part of the streamlining of the real estate portfolio), and to a lesser extent, (ii) the improvement in the operational exchange rate, (iii) partially offset by the decrease in net banking income (due to the costs of acquiring new Orange Bank customers), and the increase in impairment losses and losses on trade receivables.

These positive items were partially offset by:

-the growth of 5.4%, or 163 million euros, in other external purchases (see Section 7.2.1 Financial glossary), particularly in France (purchases for resale related to the operation of networks managed by local authorities), in Africa & Middle East countries (real estate fees linked to network development and overheads), in Poland (reflecting trends in energy sales) and for enterprise services;

-the 1.8% or 127 million euro increase in commercial expenses and content costs (see Section 7.2.1 Financial glossary), primarily due to (i) the increase in soccer rights in Spain in line with the commercial momentum, (ii) agreements, extensions and renewals of partnerships in the area of content in 2017 and 2018 (see Section 3.1.1.3 Significant events), allowing offer enhancement, essentially in Europe and France, and (iii) the rise in commercial expenses, chiefly in the Africa & Middle East countries (linked for the most part to the business growth of Orange Money) and in Romania (in line with the increase in mobile equipment sales);

-the 3.8% or 116 million euro increase in other network expenses and IT expenses (see Section 7.2.1 Financial glossary), mainly in Africa & Middle East countries (primarily due to network development, particularly the development of 4G sites).

With an increase of 0.1%, or 4 million euros, adjusted labor expenses (see Section 7.2.1 Financial glossary) are broadly stable. Between the two periods, the effect of the 2.5% fall in the average number of full-time equivalent employees (see Section 7.2.1 Financial glossary), representing a decrease of 3,533 full-time equivalent employees (mainly in France and Poland), offsets in particular (i) the effect of wage policies in France and elsewhere, and (ii) the increase in share-based compensation (mainly due to the recognition in 2018 of expenses relating to the "Orange Vision 2020" free share award plans and "Long Term Incentive Plan (LTIP) 2018-2020") (see Section 3.1.1.3 Significant events).

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> 2017 vs 2016

In 2017, Orange group adjusted EBITDA amounted to 12,680 million euros (breaking down into 12,741 million euros for the telecoms activities and a loss of 62 million euros for the Orange Bank activities), up 0.9% on a historical basis and 2.1% on a comparable basis compared with 2016. The ratio of adjusted EBITDA to revenue of telecoms activities was 31.2% in 2017, up 0.3 points on both a historical and comparable basis compared with 2016.

On a historical basis, the 0.9% or 116 million euro rise in Group adjusted EBITDA between 2016 and 2017 reflected:

-the negative impact of foreign exchange fluctuations, which stood at 156 million euros, chiefly attributable to the change in the value of the Egyptian pound against the euro, resulting in an adverse impact of 165 million euros;

-which was more than offset by (i) the favorable impact of changes in the scope of consolidation and other changes, for 11 million euros, and (ii) organic growth on a comparable basis, for an increase of 261 million euros in adjusted EBITDA.

On a comparable basis, the 2.1% or 261 million euro rise in Group adjusted EBITDA between 2016 and 2017 reflected:

-the 1.2% or 476 million euro increase in revenue;

-the 1.7% or 140 million euro decline in adjusted labor expenses, resulting primarily from (i) the 2.7% reduction in the average number of employees (full-time equivalents), representing a reduction of 3,794 full-time equivalent employees, mainly in France and Poland, and (ii) the counter-effect of the recognition in 2016 of the Orange Ambition 2016 employee shareholding plans;

-and the 2.8% or 147 million euro reduction in service fees and inter-operator costs, with the negative effect of the end of additional roaming charges in EU countries on June 15, 2017 more than offset by (i) the decline in traffic on international carrier services (related to the downturn in activity) and enterprise services (essentially due to the slowdown in satellite broadcasting services), and (ii) the drop in interconnection fees in Africa & Middle East countries (linked to the change in call termination rates and voice usage).

These positive items were partially offset by:

-the 5.2% or 349 million euro increase in commercial expenses and content costs, primarily due to (i) new agreements, extensions and renewals of partnerships in the area of content, allowing offer enhancement, particularly in France, (ii) the increase in soccer rights in Spain, in line with the commercial momentum, and (iii) the increase in commercial expenses, chiefly in Africa & Middle East countries (linked to business growth for Orange Money and data services), and for enterprise services (due to a major mobile equipment sales contract in the second half of 2017);

-the 24.1% or 79 million euro reduction in adjusted other operating income and expenses, due to the decline in adjusted other operating income, mainly caused by the fall in proceeds from the disposal of fixed assets, tax credits and subsidies, and late-payment interest on trade receivables;

-and the growth of 1.7% or 51 million euros in other network expenses and IT expenses, mainly in Africa & Middle East countries (notably due to the extension of the mobile network, particularly the deployment of 4G sites) and for enterprise services (in line with growth in integration and information technology services).

3.1.2.2.            From Group adjusted EBITDA to operating income

This section presents the transition from Group adjusted EBITDA to operating income, by type of expense (see Section 3.1.5.2 Adjusted EBITDA and reported EBITDA and Note 1 to the consolidated annual financial statements).

(at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Adjusted EBITDA	13,005	12,660	12,680	2.7%	2.6%	12,564
Significant litigations	(33)	(271)	(271)			10
Specific labor expenses	(812)	(374)	(374)			(525)
Investments and businesses portfolio review	17	-	(5)			59
Restructuring and integration costs	(200)	(166)	(167)			(499)
Other specific items	-	-	-			(8)
Reported EBITDA	11,977	11,849	11,863	1.1%	1.0%	11,601
Depreciation and amortization	(7,047)		(6,846)			(6,728)
Effects resulting from business combinations	-		(27)			97
Reclassification of translation adjustment from liquidated entities	1		(8)			14
Impairment of goodwill	(56)		(20)			(814)
Impairment of fixed assets	(49)		(190)			(207)
Share of profits (losses) of associates and joint ventures	3		6			(46)
Operating income	4,829		4,778		1.1%	3,917

See Section 3.1.5.1 Data on a comparable basis.

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3.1.2.2.1.        Reported EBITDA

In 2018, Orange group reported EBITDA amounted to 11,977 million euros, up 1.0% or 114 million euros compared with 2017 on a historical basis. In 2017, Orange group reported EBITDA amounted to 11,863 million euros, up 2.3% or 262 million euros compared with 2016 on a historical basis.

On a historical basis, the transition from adjusted EBITDA to reported EBITDA for the Group resulted from:

-in 2018, in the total negative amount of 1,028 million euros:

-a net expense of 33 million euros on significant litigation, corresponding to the reassessment of risk on various disputes,

-812 million euros in specific labor expenses, breaking down into 773 million euros for the French "Part-Time for Seniors" plans (TPS, relating to the agreements on the employment of senior workers in France) (see Notes 1.7 and 6 to the consolidated annual financial statements) and 39 million euros in related premiums, The charge recorded in 2018 is mainly from extending the 2015 French "Part-Time for Seniors" plan (TPS) for another three years (see Section 3.1.1.3 Significant events),

-net income of 17 million euros relating to the review of the investments and business portfolio,

-and 200 million euros in restructuring and integration costs (see Note 5.3 to the consolidated annual financial statements) relating primarily to employee departure plans and the streamlining of the real estate portfolio;

-in 2017, in the total negative amount of 817 million euros on a historical basis:

-a net expense of 271 million euros on significant litigation, corresponding to the reassessment of risk on various disputes,

-374 million euros in specific labor expenses, largely breaking down into 310 million euros for the French "Part-Time for Seniors" plans (TPS, relating to agreements on the employment of senior workers in France) (see Notes 1.7 and 6 to the consolidated annual financial statements) and 85 million euros in related premiums,

-a net expense of 5 million euros relating to the review of the investments and business portfolio,

-and 167 million euros in restructuring and integration costs (see Note 5.3 to the consolidated annual financial statements) relating primarily to employee departure plans (essentially in Poland) and the streamlining of the real estate portfolio;

-and in 2016, for a total negative amount of 963 million euros on a historical basis:

-net income on significant litigations of 10 million euros,

-525 million euros in specific labor expenses, breaking down into 432 million euros for the French "Part-Time for Seniors" plans (TPS, relating to the agreements on the employment of senior workers in France) (see Notes 1.7 and 6 to the consolidated annual financial statements) and 93 million euros in related premiums,

-net income of 59 million euros relating to the review of the investments and business portfolio, mainly comprising a 49 million euro gain on the disposal of Fime (Enterprise services, see Note 1.7 to the consolidated annual financial statements),

-restructuring and integration costs of 499 million euros (see Note 5.3 to the consolidated annual financial statements), primarily relating to (i) the distribution networks, mainly in France, with the end of M6 Mobile and the cost of terminating agreements with certain indirect distributors, (ii) employee redundancy plans, primarily in Spain, (iii) the optimization of real estate, and (iv) the cost of integrating Jazztel’s business activities in Spain,

-and 8 million euros in transaction costs relating to the unsuccessful negotiations with Bouygues Telecom.

3.1.2.2.2.        Operating income

(at December 31, in millions of euros)	2018	2017 data on a historical basis	2016 data on a historical basis

Operating income	4,829	4,778	3,917
Telecoms activities	4,997	4,870	3,832
Orange Bank activities	(169)	(93)	85

> 2018 vs 2017

In 2018, Orange group operating income amounted to 4,829 million euros (breaking down into 4,997 million euros for the telecoms activities and a loss of 169 million euros for the Orange Bank activities), compared with 4,778 million euros in 2017 on a historical basis, an increase of 1.1% or 51 million euros. On a historical basis, the increase was largely attributable to:

-the 114 million euro increase in reported EBITDA;

-a reduction of 105 million euros in impairment losses on goodwill and fixed assets (see Notes 7 and 8.2 to the consolidated annual financial statements), relating to the recognition of:

-105 million euros in impairment in 2018, primarily for Jordan for 56 million euros and Niger for 43 million euros. In Jordan, the goodwill impairment mainly reflects the effects of an uncertain political and economic climate and of a strong competitive pressure on fixed and mobile data markets. In Niger, the telecommunications market continues to lose value in a still-difficult business climate. The company is experiencing an economic and financial situation that has led it, by precaution, to recognize impairment of fixed assets to cover Orange’s exposure according to the best current estimate,

-of a 210 million euro impairment loss in 2017, primarily for the DRC for 120 million euros, Niger for 52 million euros, and Luxembourg for 19 million euros (see 2017 vs 2016 below);

-and, to a lesser extent, the counter-effect of the recognition of a loss of 27 million euros in 2017 due to the Groupama Bank (now Orange Bank) takeover in 2016 (see Note 3.2 to the consolidated annual financial statements);

-partially offset by the 201 million euro increase in depreciation and amortization (see Note 8.1 to the consolidated annual financial

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statements), mostly in France and Spain, due primarily to (i) increased capital expenditure in recent years, particularly in relation to the very high-speed broadband network rollout (fiber and 4G), (ii) accelerated depreciation resulting from the scheduled shutdown of a platform in France, and (iii) the increase in depreciation relating to leased handsets, Livebox, and equipment installed on customer premises.

> 2017 vs 2016

In 2017, Orange group operating income amounted to 4,778 million euros (breaking down into 4,870 million euros for the telecoms activities and a loss of 93 million euros for the Orange Bank activities), compared with 3,917 million euros in 2016 on a historical basis, an increase of 22.0% or 861 million euros. On a historical basis, the increase was largely attributable to:

-a reduction of 811 million euros in impairment losses on goodwill and fixed assets (see Notes 7 and 8.2 to the consolidated annual financial statements), relating to the recognition of:

-210 million euros in impairment in 2017, primarily for the Congo (DRC) for 120 million euros, Niger for 52 million euros, and Luxembourg for 19 million euros. In the DRC, the impairment loss reflected a still-uncertain political and economic context, a clear decline in purchasing power, with its effects on consumption of telecommunications products and services, and continued regulatory pressure. In Niger, the impairment loss signaled an uncertain political and economic context and the effects of strong tax and regulatory pressure. In Luxembourg, the impairment loss was an indication of strong competitive pressure,

-an impairment loss of 1,021 million euros in 2016, chiefly attributable to Poland for 494 million euros, Egypt for 232 million euros, the DRC for 109 million euros, Cameroon for 90 million euros, Romania for 55 million euros, and Niger for 26 million euros. In Poland, the impairment loss mainly reflects a decline in competitiveness in the ADSL market, a deterioration in revenue assumptions in the mobile market, and an increase in the post-tax discount rate due to the downgrading of the country’s sovereign rating by the rating agencies. In Egypt, the impairment loss reflects the financial terms of the 4G license awarded in 2016, the sharp depreciation of the Egyptian pound and increased political and economic uncertainty. In the DRC, the impairment loss reflects the political and economic uncertainty, a decline in purchasing power with a knock-on effect on the consumption of telecommunications products and services, and an increased regulatory burden (particularly connected with the implementation of customer identification). In Cameroon, the impairment loss reflects a decline in voice revenue following the rise in messaging services and in VoIP of Over-The-Top (OTT) providers, and heightened competition in the mobile market. In Romania, following the adoption of IFRS 15 with effect from 1 January 2016 (see Note 2.3.2 to the consolidated annual financial statements), the Group reassessed the net carrying amount of the cash-generating unit (CGU) and recorded a goodwill impairment loss of 55 million euros;

-the 262 million euro increase in reported EBITDA;

-and the 52 million euro improvement in the share of profits (losses) of associates and joint ventures (see Note 10 to the consolidated annual financial statements), which represents a 6 million euro gain in 2017 compared with a 46 million euro loss in 2016;

-partially offset by:

-the effects of the Groupama Banque takeover (now Orange Bank), with the recognition of a loss of 27 million euros in 2017 compared to a profit of 97 million euros in 2016 (see Note 3.2 to the consolidated annual financial statements),

-and the 118 million euro increase in depreciation and amortization (see Note 8.1 to the consolidated annual financial statements). This increase was largely attributable to (i) increased investment in recent years, particularly in respect of very high-speed broadband network rollout (4G and FTTH) in Europe, particularly in France and Spain, (ii) the increase in the accelerated depreciation of certain fixed assets in France, and (iii) the increased depreciation of leased handsets, Livebox, and equipment installed on customer premises, particularly in France and Spain, (iv) partially offset by the positive effect on depreciation and amortization of the devaluation of the Egyptian pound against the euro at the end of 2016.

3.1.2.3.            From Group operating income to net income

(at December 31, in millions of euros)	2018	2017 data on a historical basis	2016 data on a historical basis

Operating income	4,829	4,778	3,917
Cost of gross financial debt	(1,341)	(1,274)	(1,407)
Gains (losses) on assets contributing to net financial debt	9	11	23
Foreign exchange gains (losses)	(4)	(63)	(149)
Other net financial expenses	25	(17)	(31)
Effects resulting from BT stake	(51)	(372)	(533)
Finance costs, net	(1,362)	(1,715)	(2,097)
Income tax	(1,309)	(1,052)	(951)
Consolidated net income of continuing operations	2,158	2,011	869
Net income after tax of discontinued operations (EE)	-	29	2,253
Consolidated net income	2,158	2,040	3,122
Net income attributable to owners of the parent company	1,954	1,843	2,813
Non-controlling interests	204	197	309
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> 2018 vs 2017

The consolidated net income of the Orange group totaled 2,158 million euros in 2018, compared with 2,040 million euros in 2017, an increase of 118 million euros. This increase was chiefly attributable to:

-the 353 million euro improvement in net finance costs (see Note 11.2 to the consolidated annual financial statements), most of which came from the change in effects relating to the 321 million euro investment in BT Group, with the recognition of a 51 million euro expense in 2018, compared with a 372 million euro expense in 2017 (see Note 11.7 to the consolidated annual financial statements); and

-the 51 million euros rise in operating income;

-partially offset by the 257 million euro increase in income tax (see Note 9.2 to the consolidated annual financial statements):

-the counter-effect in France in 2017 of (i) tax income of 304 million euros relating to the dispute over the 3% dividend tax, (i) partially offset by the additional income tax expense of 78 million euros due to the exceptional surtax applicable to fiscal year 2017,

-and the recognition in Spain of a deferred tax expense of 86 million euros in 2018 to reflect the negative effect of strong competitive pressure on the recoverable amount of the deferred tax assets recognized.

Non-controlling interests amounted to 204 million euros in 2018, compared with 197 million euros in 2017 (see Note 13.6 to the consolidated annual financial statements). After taking into account non-controlling interests, the net income attributable to owners of the parent company totaled 1,954 million euros in 2018, compared with 1,843 million euros in 2017, constituting a rise of 111 million euros.

> 2017 vs 2016

The consolidated net income of the Orange group totaled 2,040 million euros in 2017, compared with 3,122 million euros in 2016, a decrease of 1,082 million euros. This decline was chiefly attributable to:

-the counter-effect of the recognition in 2016 of a positive result of 2,253 million euros representing the net income of discontinued operations, namely EE, (see Note 3.2 to the consolidated annual financial statements), corresponding to (i) the gain on disposal of 2,080 million euros on EE, and (ii) dividends received from EE in January 2016 (prior to disposal) in the amount of 173 million euros;

-and the 101 million euro increase in corporate income tax (see Note 9.2 to the consolidated annual financial statements), which was mainly due to the counter-effect of the recognition, in 2016, of a 256 million euro deferred tax expense relating to Spain. This charge reflected the reduction in deferred tax assets on the balance sheet due to an adverse change to the rules governing the use of tax loss carryforwards in Spain in 2016;

-partially offset by:

-the 861 million euro rise in operating income,

-and by the 382 million euro improvement in net finance costs (see Note 11.2 to the consolidated annual financial statements), which is chiefly attributable to (i) effects relating to the investment in BT Group (see Note 11.7 to the consolidated annual financial statements), with the recognition of a 372 million euro expense in 2017, versus 533 million euros in 2016 (impairment of shares partially offset by the effect of the hedging of foreign exchange risk and dividends), (ii) improvement in the cost of gross financial debt, due mainly to the reduction in interest on bond debt after hedging effects, and (iii) improved financial foreign exchange income.

Non-controlling interests amounted to 197 million euros in 2017, compared with 309 million euros in 2016 (see Note 13.6 to the consolidated annual financial statements). After taking into account non-controlling interests, net income attributable to owners of the parent company totaled 1,843 million euros in 2017, compared with 2,813 million euros in 2016, for a drop of 970 million euros.

3.1.2.4.            From Group net income to comprehensive net income

The transition from consolidated net income to consolidated comprehensive income is described in the consolidated statement of comprehensive income in the consolidated annual financial statements.

3.1.2.5.            Group capital expenditures

Investments in property, plant and equipment and intangible assets (2) (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
CAPEX	7,442	7,191	7,209	3.5%	3.2%	6,971
Telecommunications licenses	200	314	318	(36.3)%	(36.9)%	1,521
Investments financed through finance leases	136	44	43	209.6%	209.4%	91
Group total	7,778	7,549	7,570	3.0%	2.7%	8,583

(1)  See Section 3.1.5.1 Data on a comparable basis.

(2)  See Notes 1.3 and 8 to the consolidated annual financial statements.

Between 2017 and 2018, the increase in the Group’s investments in property, plant and equipment and intangible assets was due to the higher CAPEX and, to a lesser extent, to the increase in investments financed through finance leases, partially offset by the fall in acquisitions of telecommunication licenses. Between 2016 and 2017, the decline in the Group’s investments in property, plant and equipment and intangible assets was largely attributable to the counter-effect of major telecommunication license acquisitions (mainly 4G) recorded in 2016.

Financial investments (see Section 7.2.1 Financial glossary) are described in Section 3.1.4 Cash flow, equity and financial debt.

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3.1.2.5.1.        Capital expenditure

3.1.2.5.1.1.       CAPEX

(at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
CAPEX	7,442	7,191	7,209	3.5%	3.2%	6,971
Telecoms activities	7,406	7,131	7,148	3.9%	3.6%	6,956
CAPEX/Revenue of telecoms activities	17.9%	17.5%	17.5%			17.1%
Orange Bank activities	36	60	61	(40.4)%	(40.4)%	15

(1)  See Section 3.1.5.1 Data on a comparable basis.

> 2018 vs 2017

In 2018, the CAPEX of the Orange group amounted to 7,442 million euros (including 7,406 million euros for telecoms activities and 36 million euros for Orange Bank activities), up 3.2% on a historical basis and 3.5% on a comparable basis compared with 2017. The ratio of CAPEX to revenue of telecoms activities was 17.9% in 2018, up 0.4 points on both a historical and a comparable basis compared with 2017.

On a historical basis, the 3.2% or 233 million euro rise in Group CAPEX between 2017 and 2018 reflected:

-the negative effect of foreign exchange fluctuations for 26 million euros;

-which was more than offset by (i) the positive impact of changes in the scope of consolidation and other changes, for 8 million euros, and (ii) organic growth on a comparable basis, or an increase of 251 million euros in CAPEX.

On a comparable basis, the 3.5% or 251 million euro increase in Group CAPEX between 2017 and 2018 was attributable mainly to:

-higher capital expenditure on very high-speed fixed broadband networks (fiber, see Section 3.1.1.3 Significant events), mainly in France and, to a lesser extent, Africa & Middle East countries (notably Jordan, Morocco and Senegal) and in Poland. In 2018, Group capital expenditure benefited from co-financing from other operators, mostly in France and Spain. At 31 December 2018, 32.5 million households had connectivity to very high-speed broadband (an increase of 22.4% year-on-year), including 13.8 million in Spain, 11.8 million in France, 3.4 million in Poland, and 2.3 million in Romania (following the mutual network sharing agreement with Telekom Romania);

-higher capital expenditure on very high-speed broadband mobile networks (4G, see Section 3.1.1.3 Significant events), mainly in France and, to a lesser extent, Africa & Middle East countries (notably Mali, Morocco and Senegal) and in Poland. At December 31, 2018, 4G coverage rates reached 98.6% of the population in France, 96.9% in Spain, 99.8% in Poland, 99.7% in Belgium, 97.4% in Luxembourg, 96.9% in Romania, 94.0% in Slovakia, and 98.0% in Moldova. In Africa & Middle East, 12 countries (excluding associates and joint ventures) had 4G coverage at the end of December 2018;

-and, to a lesser extent, (i) the increase in investments in IT and customer service platforms, mainly relating to transformation projects in Spain, shared services, and the redesign of information systems in Africa & Middle East countries, and (ii) additional investments in network real estate, stores and other assets, mostly in Africa & Middle East countries and for shared services (linked to the adaptation and modernization of the real estate portfolio);

-partially offset by (i) the fall in investments in 2G/3G mobile networks after significant capital expenditure in this area in recent years, notably in Africa & Middle East countries, and (ii) declining investment in leased terminals, Livebox and equipment installed on customer premises, due in particular to the optimization of Livebox costs in France and reduced customer project requirements for enterprise services.

> 2017 vs 2016

In 2017, the CAPEX of the Orange group amounted to 7,209 million euros (including 7,148 million euros for telecoms activities and 61 million euros for Orange Bank activities), up 3.4% on a historical basis and on a comparable basis compared with 2016. The ratio of CAPEX to revenue of telecoms activities was 17.5% in 2017, up 0.4 percentage points on a historical basis and 0.3 percentage points on a comparable basis compared with 2016.

On a historical basis, the 3.4% or 238 million euro rise in Group CAPEX between 2016 and 2017 reflected:

-(i) the positive impact of changes in the scope of consolidation and other changes, which totaled 23 million euros and mainly included the effect of the acquisition of Airtel in Burkina Faso for 14 million euros on June 22, 2016, (ii) partially offset by the negative impact of foreign exchange fluctuations in the amount of 20 million euros, chiefly attributable to changes in the value of the Egyptian pound against the euro, resulting in an adverse impact of 27 million euros;

-and the organic change on a comparable basis, representing a 235 million euro increase in CAPEX.

On a comparable basis, the 3.4% or 235 million euro increase in Group CAPEX between 2016 and 2017 was attributable mainly to:

-increased investment in very high-speed broadband mobile networks (4G), mainly in Africa & Middle East countries (accelerated rollouts, 4G coverage in 11 countries at the end of December 2017, excluding associates and joint ventures), as well as in France and Spain (network quality improvement in public spaces, tourist destinations and transit networks);

-growing investment in very high-speed fixed broadband networks (vDSL and FTTH), principally in France, Poland, Belgium, and countries in Africa & Middle East;

-and, to a lesser extent, by Orange Bank’s investments in IT, in conjunction with the commercial launch of the Orange Bank offer at the end of 2017;

-partially offset by lower investment in network real estate, stores, and sundry other.

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3.1.2.5.1.2.       Telecommunications licenses

In 2018, acquisitions of telecommunication licenses (see Note 8.3 to the consolidated annual financial statements) totaled 200 million euros and mainly involved (i) Spain for 149 million euros (with the acquisition of a 5G license for 142 million euros), (ii) the DRC for 21 million euros (acquisition of a 4G license), and Senegal for 21 million euros (first tranche of the acquisition of additional 4G frequency blocks).

In 2017, acquisitions of telecommunication licenses amounted to 318 million euros on a historical basis and mainly involved (i) Mali for 152 million euros (acquisition of a universal license renewing existing licenses and including a 4G license), (ii) Senegal for 76 million euros (second tranche of the acquisition of a universal license renewing existing licenses and including a 4G license), and (iii) Jordan for 49 million euros (acquisition of additional 3G frequency blocks).

In 2016, acquisitions of telecommunication licenses amounted to 1,521 million euros on a historical basis and mainly involved (i) Poland for 719 million euros (acquisition of two 5 MHz frequency blocks in the 800 MHz band and three 5 MHz frequency blocks in the 2,600 MHz band), (ii) Egypt for 377 million euros (acquisition of two 10 MHz frequency blocks in the 1,800 MHz and 2,100 MHz bands, and one fixed virtual network operator license), (iii) Ivory Coast for 146 million euros (primarily the renewal of licenses with a universal license including 4G), (iv) Jordan for 142 million euros (renewal of 2G/2G frequency blocks), and (v) Senegal for 76 million euros (first tranche of the acquisition of a universal license renewing existing licenses and including a 4G license).

3.1.2.5.2.        Investment commitments

Investment commitments are set out in Note 14 to the consolidated annual financial statements.

3.1.2.5.3.        Investment projects

As part of the Essentials2020 strategic plan, the Group will pursue its strategy of differentiation by the quality of its networks and its customer experience. This strategy is based on targeted investments that reinforce the superiority of its networks and provide enhanced services. In addition, the Group will rely on Lean CAPEX, its new investment optimization program, with the goal of gradually reducing unit costs by 15%. This will yield one billion euros in gross savings by 2020, which will be partially reinvested, in line with the Group’s objectives, to enable Orange to accelerate its transformation. Group-wide, investments will fall slightly after the peak recorded in 2018.

Investment will accelerate in FTTx fixed networks (fiber optic and other very high-speed broadband technology) which provide very high-speed broadband Internet access.in 2019. This will mainly concern France and Spain, enabling the Group to remain the market leader in very high-speed fixed broadband networks. In France, Orange is confirming its central role in the rollout of very high-speed broadband, with responsibility for 80% of the rollout in areas currently awaiting FTTH investment. It is also pursuing its goal of giving 20 million households and businesses connectivity by the end of 2021 in very densely and moderately densely populated areas. In Spain, Orange will maintain a robust level of very high-speed broadband rollout, notably by maximizing infrastructure sharing agreements to optimize costs. Orange has set itself the target of connecting nearly 16 million households to very high-speed broadband by the end of 2020 (covering almost 60% of Spanish households). In Poland, Orange is continuing an ambitious investment plan to support its convergence strategy, taking advantage of EU subsidies. Orange plans to step up fiber connections with the aim of giving more than 5 million households connectivity by the end of 2020. In Romania, 2019 will see the rollout of fiber to supplement existing coverage under the infrastructure sharing agreement with Telekom Romania. In Slovakia, the fiber optic network will continue to be rolled out in 2019. In Belgium, the convergence strategy will continue to be rolled out through TV and Internet offers developed on the cable network. In Moldova, rollout of the very high-speed fixed broadband network will continue, extending the existing coverage to support the convergence strategy.

Investments in 4G mobile networks will be pursued in 2019. The aim is to exceed 96% coverage of the population in all European countries in which Orange operates. In France, Orange will pursue its premium mobile operator strategy by maintaining a sufficient rollout rate to cover 99% of the population by the end of 2019. It will also increase its network in rural areas to meet the regulatory commitments imposed by the French telecoms regulator Arcep, on behalf of the government, as part of the New Deal agreement (see Section 3.1.1.3 Significant events). In Spain, Orange will continue its 4G network rollout with investments focusing increasingly on improving the customer experience. In Poland, investments in 2019 and beyond will focus on improving domestic coverage. In Romania and Slovakia, the Group will continue to invest in order to improve population coverage rates. Orange will also continue its 4G network rollout in Africa & Middle East countries.

In addition, against a backdrop of strong growth in mobile Internet traffic, the Group is actively preparing for the arrival of 5G technology. In 2019, the rollout of 5G will take place on existing 4G sites with Massive MIMO smart antenna technology (which boosts signal quality for the user while reducing spurious background emissions). 5G will be set up in 17 European cities in 2019 ahead of its launch in 2020, once enough 5G smartphones are available (see Section 3.1.1.3 Significant events).

Lastly, as part of Orange’s goal to excel in customer relations, 883 Smart Stores were open at the end of 2018 in 16 countries worldwide. The Group’s ambition is to open more than 1,400 Smart Stores in France, Spain, Europe and Africa & Middle East countries by the end of 2020.

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3.1.3.           Analysis by operating segment

Changes in the presentation of segment information

The new organization of Orange Group’s Executive Committee implemented with effect from May 2, 2018 (see Section 3.1.1.3 Significant events) has led the Group to review how its segment information is presented, without changing the definition of its operating segments (see Note 1.7 to the consolidated annual financial statements).

Decisions regarding the allocation of resources and the assessment of the performance of the various components of Orange are taken by the Chairman and Chief Executive Officer (the chief operating decision-maker) at operating segment level, which are primarily organized on a geographic basis. Thus, the operating segments are:

-France (excluding Enterprise);

-Spain;

-Poland, Belgium, Luxembourg, and each of the Central European countries (Moldova, Romania, and Slovakia). The Europe aggregate encompasses the operating segments in that area;

-the Sonatel subgroup (comprising the entities in Senegal, Mali, Guinea, Guinea-Bissau, and Sierra Leone), the Ivory Coast subgroup (combining the entities in the Ivory Coast, Burkina Faso, and Liberia), and each of the other countries in Africa & Middle East (mainly Botswana, Cameroon, the Central African Republic (CAR), the Democratic Republic of the Congo (DRC), Egypt, Jordan, Madagascar, Morocco, and Niger). The Africa & Middle East aggregate shown includes the operating segments in that area;

-Enterprise services, which covers communication solutions and services for businesses in France and worldwide;

-International Carriers & Shared Services ("IC & SS"), which encompasses (i) the rollout of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers, and (ii) shared services including support and cross-divisional functions spanning the entire Group (information systems, research and development and other activities common to the Group), Content operations, and the Orange brand;

-and Orange Bank.

Historical data, comparable basis data and customer bases for fiscal years 2017 and 2016 have been restated to reflect this change.

For more details on segment information, see Note 1 to the consolidated annual financial statements.

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Operating data by segment

The table below shows the key operating data (financial data and workforce) for the Orange group by segment for (i) FY 2018, (ii) FY 2017 on a comparable basis (compared with 2018) and on a historical basis, and (iii) 2016 on a comparable basis (compared with 2017) and on a historical basis.

For the year ended December 31 (in millions of euros)	France	Spain	Europe	Africa & Middle East
2018
Revenue	18,211	5,349	5,687	5,190
Adjusted EBITDA	7,076	1,700	1,508	1,667
Reported EBITDA	6,348	1,660	1,502	1,655
Operating income	3,198	555	339	659
CAPEX	3,656	1,120	953	1,008
Telecommunications licenses	(1)	149	10	42
Average number of employees	56,102	6,695	21,823	14,956
2017 - Data on a comparable basis (1)
Revenue	18,048	5,232	5,593	4,940
Adjusted EBITDA	6,879	1,568	1,460	1,585
Reported EBITDA	6,446	1,564	1,422	1,565
CAPEX	3,451	1,115	899	999
Telecommunications licenses	11	10	-	293
Average number of employees	59,680	6,569	22,706	15,210
2017 - Data on a historical basis
Revenue	18,046	5,231	5,578	5,030
Adjusted EBITDA	6,878	1,567	1,456	1,612
Reported EBITDA	6,444	1,563	1,417	1,591
Operating income	3,368	555	240	522
CAPEX	3,451	1,115	897	1,021
Telecommunications licenses	11	10	-	297
Average number of employees	59,622	6,565	22,636	15,210
2016 - Data on a comparable basis (1)
Revenue	17,896	4,909	5,554	4,881
Adjusted EBITDA	6,730	1,353	1,578	1,506
Reported EBITDA	6,129	1,226	1,562	1,471
CAPEX	3,431	1,086	886	954
Telecommunications licenses	-	51	747	685
Average number of employees	63,094	6,399	23,255	15,783
2016 - Data on a historical basis
Revenue	17,896	4,909	5,482	5,245
Adjusted EBITDA	6,729	1,351	1,558	1,658
Reported EBITDA	6,128	1,224	1,543	1,638
Operating income	3,304	278	(169)	68
CAPEX	3,421	1,086	874	962
Telecommunications licenses	-	51	728	742
Average number of employees	63,094	6,401	23,255	15,368

(1)  See Section 3.1.5.1 Data on a comparable basis.

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Enterprise	International Carriers & Shared Services	Telecoms activities eliminations	Telecoms activities total	Orange Bank	Group eliminations	Group total
7,292	1,534	(1,879)	41,384	-	(3)	41,381
1,245	(45)	-	13,151	(147)	1	13,005
1,153	(194)	-	12,124	(148)	1	11,977
765	(519)	-	4,997	(169)	1	4,829
353	316	-	7,406	36	-	7,442
-	-	-	200	-	-	200
22,963	12,621	-	135,160	783	-	135,943

7,308	1,633	(1,916)	40,838	-	(1)	40,837
1,306	(77)	-	12,721	(62)	1	12,660
1,258	(345)	-	11,910	(62)	1	11,849
385	282	-	7,131	60	-	7,191
-	-	-	314	-	-	314
22,163	12,485	-	138,813	663	-	139,476

7,251	1,651	(1,926)	40,861	-	(2)	40,859
1,306	(78)	-	12,741	(62)	1	12,680
1,258	(349)	-	11,924	(62)	1	11,863
889	(704)	-	4,870	(93)	1	4,778
382	282	-	7,148	61	-	7,209
-	-	-	318	-	-	318
20,807	12,535	-	137,375	663	-	138,038

7,316	1,806	(1,979)	40,383	-	-	40,383
1,330	(43)	-	12,454	(35)	-	12,419
1,239	(193)	-	11,434	(35)	-	11,399
335	267	-	6,959	15	-	6,974
-	-	-	1,483	-	-	1,483
20,125	12,670	-	141,326	506	-	141,832

7,346	1,812	(1,982)	40,708	-	-	40,708
1,336	(56)	-	12,576	(12)	-	12,564
1,292	(212)	-	11,613	(12)	-	11,601
916	(565)	-	3,832	85	-	3,917
336	277	-	6,956	15	-	6,971
-	-	-	1,521	-	-	1,521
20,316	12,680	-	141,114	143	-	141,257

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3.1.3.1.            France

France (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Revenue	18,211	18,048	18,046	0.9%	0.9%	17,896
Adjusted EBITDA	7,076	6,879	6,878	2.9%	2.9%	6,729
Adjusted EBITDA/Revenue	38.9%	38.1%	38.1%			37.6%
Reported EBITDA	6,348	6,446	6,444	(1.5)%	(1.5)%	6,128
Operating income	3,198		3,368		(5.0)%	3,304
CAPEX	3,656	3,451	3,451	6.0%	6.0%	3,421
CAPEX/Revenue	20.1%	19.1%	19.1%			19.1%
Telecommunications licenses	(1)	11	11	NA	NA	-
Average number of employees	56,102	59,680	59,622	(6.0)%	(5.9)%	63,094

(1)  See Section 3.1.5.1 Data on a comparable basis.

3.1.3.1.1.        Revenue - France

France (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Revenue	18,211	18,048	18,046	0.9%	0.9%	17,896
Retail services (2)	10,974	10,798	10,798	1.6%	1.6%	10,777
Convergent services	4,458	4,045	4,045	10.2%	10.2%	3,598
Mobile only services	2,348	2,409	2,409	(2.6)%	(2.6)%	2,612
Fixed only services	4,168	4,344	4,344	(4.1)%	(4.1)%	4,567
- Fixed only broadband services	2,565	2,535	2,535	1.2%	1.2%	2,493
- Fixed only narrowband services	1,603	1,809	1,809	(11.4)%	(11.4)%	2,074
Carrier services	5,342	5,390	5,388	(0.9)%	(0.8)%	5,294
Equipment sales	1,410	1,386	1,386	1.7%	1.7%	1,340
Other revenue	485	474	474	2.5%	2.5%	485

(1)  See Section 3.1.5.1 Data on a comparable basis.

(2)  See Section 7.2.1 Financial glossary.

> 2018 vs 2017

On a historical basis, the 165 million euro increase in revenue in France between 2017 and 2018 stemmed from (i) the positive impact of changes in the scope of consolidation and other changes amounting to 2 million euros, and (ii) organic change on a comparable basis representing a 163 million euro increase in revenue.

On a comparable basis, the 163 million euro increase in revenue in France between 2017 and 2018 was mainly attributable to (i) the positive effect of including digital reading offers (see Section 3.1.1.3 Significant events), (ii) convergent services revenue growth, (iii) the development of fiber, particularly as part of the rollout and operation of networks managed by local authorities, and (iv) to a lesser extent, by the increase in equipment sales, (v) partially offset by the downward trend in fixed only narrowband services (traditional telephony), the anticipated fall in revenue from national roaming and the fall in regulated prices for unbundling.

France’s mobile and fixed customer bases withstood the highly competitive environment between 2017 and 2018, both on a historical and comparable basis:

-the total mobile customer base contracted by only 0.4% year-on-year, with 21.7 million customers at December 31, 2018. Contract customers rose 2.1% year-on-year. This growth reflects both (i) the growth in premium offers, with Open convergent offers (which reached 9.3 million customers at December 31, 2018), and (ii) the growth in entry-level offers, with the development of SIM-only offers, including Sosh digital offers (which totaled 3.8 million customers at December 31, 2018). In addition, there were 15.0 million 4G customers at December 31, 2018, an increase of 9.9% year-on-year;

-the total fixed broadband customer base stood at 11.5 million customers at December 31, 2018, up 2.1% year-on-year (232,000 new customers). This growth was driven essentially by (i) the development of fiber optic offers, which increased by 29.7% (i.e. 593,000 new customers), for a total of 2.6 million customers at December 31, 2018, and (ii) the momentum of convergent offers, which grew by 2.6% and had 6.1 million customers at December 31, 2018. In addition, 7.0 million customers subscribed to IPTV and satellite TV offers at December 31, 2018, up 2.7%.

On a comparable basis, the 413 million euro increase in revenue from convergent services between the two periods was mainly attributable to:

-the 2.6% year-on-year increase in the convergent customer base, with 6.1 million customers at December 31, 2018. This growth in volume, although negatively impacted by the discontinuation of "Sosh+Livebox" convergent offers, is driven by the success of Open offers. It is also boosted by the rise in the number of mobile phones per household, with 9.7 million convergent mobile customers at December 31, 2018 (up 5.5% year-on-year), or 1.6 mobile phones per convergent customer. Convergent customers represented 59.5% of the retail fixed broadband customer base at December 31, 2018;

-and the growth in value. In this respect, 12-month convergent ARPO (see Section 7.2.1 Financial glossary) increased by 3.2% between December 31, 2017 and December 31, 2018, mainly due to the positive effect of including digital reading offers.

On a comparable basis, the 61 million euro decline in revenue from mobile only services was mainly due to (i) the 4.7% reduction in the mobile only customer base (because of the migration from contract offers to convergent offers) and the structural decline in the prepaid customer base, (ii) partially offset by the 1.7% growth in 12-month mobile only ARPO (see Section 7.2.1 Financial glossary).

On a comparable basis, revenue from fixed only services fell by 176 million euros between the two periods, due to the downward trend in traditional telephony (down by 11,4% or 207 million euros)

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and customer migration to convergent offers. Revenue from fixed only broadband services were up 1.2% year-on-year, driven by the 2.1% growth in 12-month fixed only broadband ARPO (see Section 7.2.1 Financial glossary) and the 1.5% year-on-year increase in the fixed only broadband customer base.

On a comparable basis, the 48 million euro decrease in revenue from carrier services between the two periods was mainly due to:

-(i) the structural decline in national roaming revenue, and (ii) the decline in revenue from wholesale ADSL access, caused by lower unbundling rates and accelerated migration of customers to very high-speed broadband networks, especially FTTH. The number of copper telephone lines sold to other operators totaled 13.1 million at December 31, 2018, a decline of 4.6% year-on-year;

-partially offset by the growth in revenue from the construction, operation and sale of fiber optic networks.

On a comparable basis, the 24 million euro increase in revenue from equipment sales between the two periods was largely due to higher mobile equipment sales.

> 2017 vs 2016

On both a historical and a comparable basis, the 150 million euro (0.8%) increase in revenue in France between 2016 and 2017 is attributable chiefly to (i) growth in revenue from convergent services and fixed carrier services, the favorable impact of including digital reading offers since the beginning of October 2017, and the higher equipment sales, (ii) partially offset by the downward trend in revenue from fixed only narrowband services (traditional telephony), and the contraction in revenue from mobile only services. Between the two periods, the effect of the end of additional roaming charges in EU countries on June 15, 2017 is almost neutral on France’s revenue, the increase in visitor roaming making up almost entirely for the fall in customer roaming.

Despite intense competition, France’s mobile and fixed customer bases grew between 2016 and 2017, both on a historical and comparable basis:

-the total mobile customer base stood at 21.8 million customers at December 31, 2017, up 0.6% year-on-year. Contract customers rose 4.0% year-on-year. This growth reflects both (i) the growth in premium offers, with Open convergent offers (which reached 8.7 million customers at December 31, 2017), and (ii) the growth in entry-level offers, with the development of SIM-only offers, including Sosh digital offers (which totaled 3.6 million customers at December 31, 2017). In addition, there were 13.6 million 4G customers at December 31, 2017, an increase of 20.8% year-on-year;

-the total fixed broadband customer base stood at 11.2 million customers at December 31, 2017, up 3.1% year-on-year (339,000 new customers). This growth was driven essentially by (i) the development of fiber optic offers, which rose by 37.6% (i.e. 546,000 new customers), with a total of 2.0 million customers at December 31, 2017, and (ii) the momentum of convergent offers, which grew by 8.5% and had 6.0 million customers at December 31, 2017, representing 59.3% of the retail fixed broadband customer base at that date. In addition, 6.9 million customers subscribed to IPTV and satellite TV offers at December 31, 2017, up 3.8%.

On both a historical and a comparable basis, revenue from convergent services rose 447 million euros (12.4%) year-on-year. This growth reflects both:

-the 8.5% increase in the convergent customer base (466,000 new customers year-on-year), driven by the momentum of Open premium offers. At December 31, 2017, the number of SIM cards in convergent offers had risen 11.7% year-on-year;

-and the 1.3% increase in convergent ARPO over 12 months, which benefited, particularly in the fourth quarter, from the positive effect of the inclusion of digital reading offers since early October 2017.

On both a historical and a comparable basis, the 203 million euro decline (i.e. a fall of 7.7%) in revenue for mobile only services was mainly due to:

-the 6.3% contraction in the mobile only customer base, mainly due to the migration of customers to more attractive convergent offers and a 16.7% year-on-year decrease in prepaid offers;

-and a 1.8% year-on-year reduction in mobile only ARPO, despite the favorable change in the customer mix as the decline in the number of contract customers was less than for prepaid offers.

On both a historical basis and a comparable basis, the decrease of 223 million euros (or 4.9%) in revenue from fixed only services is due to (i) the fall of 265 million euros (or 12.8%) in fixed only narrowband services, on account of the downward trend in fixed telephony revenue, (ii) partially offset by the 42 million euro (or 1.7%) growth in fixed only broadband services.

The growth in revenue from fixed only broadband services between the two periods arose from:

-the 3.7% increase in fixed only broadband ARPO over 12 months, supported by (i) the growing proportion of fiber offers with higher added value, and (ii) to a lesser extent, the favorable impact due to the inclusion of digital reading offers since early October 2017;

-partially offset by the 2.4% contraction in the fixed only broadband customer base year-on-year (a loss of 127,000 customers), mainly due to the migration of customers to more attractive convergent offers.

On both a historical and a comparable basis, the 94 million increase (i.e. 1.8%) in revenue for carrier services was mainly due to:

-(i) the increase in revenue related to the sale of wholesale ADSL access, supported by the increase in unbundling tariffs, and (ii) higher revenue from fiber optic infrastructure building and from sharing these networks. The number of copper lines sold to other carriers totaled 13.7 million at December 31, 2017, a decline of 1.9% year-on-year. This decline was partially offset by the growth in the number of FTTH outlets sold to other operators;

-and increased revenue from visitor roaming and network sharing;

-partially offset by the anticipated fall in revenue from the national roaming agreement.

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3.1.3.1.2.        Adjusted EBITDA - France

> 2018 vs 2017

On a historical basis, the 198 million euro increase in adjusted EBITDA in France between 2017 and 2018 reflects (i) the negative impact of changes in the scope of consolidation and other changes for 1 million euros, and (ii) is more than offset by the organic change on a comparable basis, i.e. a 197 million euro increase in adjusted EBITDA.

Between 2017 and 2018, adjusted EBITDA received a 111 million euro boost from the inclusion of digital reading offers (see Section 3.1.1.3 Significant events), with a positive impact of 158 million euros in 2018 compared with 47 million euros in 2017.

On a comparable basis, the 197 million euro increase in adjusted EBITDA in France between 2017 and 2018 was mainly attributable to:

-(i) 163 million euros in revenue growth, (ii) the fall in labor expenses, resulting primarily from the lower average number of employees (full-time equivalents) thanks to the ongoing transformation plans, and (iii) to a lesser extent, the decrease in other operating expenses and the reduction in commercial expenses and content costs;

-partially offset by (i) the increase in other external purchases, largely due to purchases for resale related to the operation of networks managed by local authorities, and (ii) the reduction in other operating income.

> 2017 vs 2016

On a historical basis, the 149 million euro increase in adjusted EBITDA in France between 2016 and 2017 was attributable to (i) the 1 million euro favorable impact of changes in the scope of consolidation and other changes, and (ii) organic change on a comparable basis, i.e. a 148 million euro increase in adjusted EBITDA.

On a comparable basis, the 148 million euro increase in adjusted EBITDA in France between 2016 and 2017 was mainly attributable to:

-lower labor expenses, resulting primarily from (i) the lower average number of employees (full-time equivalents) permitted by the acceleration of transformation plans, with a decline in interactions in stores and in customer relations, and growth in digital actions, and (ii) to a lesser extent, the counter-effect of the recognition of the Orange Ambition 2016 Employee shareholding plan in 2016;

-and the 150 million euro growth in revenue;

-partially offset by (i) the increased cost of content, due primarily to new agreements, partnership extensions and renewals in the area of content, allowing offer enhancement, and (ii) the reduction in other operating income and expenses.

3.1.3.1.3.        Operating income - France

> 2018 vs 2017

On a historical basis, the 170 million euro decrease in operating income in France between 2017 and 2018 was largely attributable to:

-(i) the 307 million euro increase in specific labor expenses, primarily for the "Part-Time for Seniors" (TPS) plan (relating to agreements on the employment of older workers in France) and related bonuses, particularly with the three-year extension of the plan in December 2018 (see Section 3.1.1.3 Significant events), (ii) the 102 million euro increase in restructuring and integration costs, and (iii) the 75 million euro increase in depreciation and amortization, mainly linked to the increase in investments made in recent years (including the rollout of fiber);

-partially offset by (i) the 198 million euro increase in adjusted EBITDA, and (ii) the counter-effect of the recognition in 2017 of a 115 million euro charge for significant litigation.

> 2017 vs 2016

On a historical basis, the 64 million euro increase in operating income in France between 2016 and 2017 was largely attributable to:

-(i) the counter-effect of the recognition in 2016 of 166 million euros in restructuring and integration costs, chiefly for streamlining the distribution networks (see Section 3.1.2.2.1 Reported EBITDA), (ii) the 128 million euro reduction in specific labor expenses, mainly for French "Part-Time for Seniors" plans (TPS) and related bonuses, and (iii) the 149 million euro increase in adjusted EBITDA;

-partially offset by:

-the 250 million euro increase in depreciation and amortization, largely attributable to (i) increased investment in recent years for the rollout of very high-speed fixed and mobile broadband networks (4G and FTTH), (ii) accelerated depreciation of certain fixed assets, and (iii) the depreciation of leased handsets, Livebox, and equipment installed at customer premises,

-and by the recognition of a 115 million euro expense for significant litigation.

3.1.3.1.4.        CAPEX - France

> 2018 vs 2017

On both a historical and a comparable basis, the 205 million euro increase in CAPEX in France between 2017 and 2018 was largely attributable to increased investment in very high-speed fixed and mobile broadband networks (fiber, which is co-financed by other operators, and 4G - see Section 3.1.1.3 Significant events). At December 31, 2018, France thus had 11.8 million households with very high-speed broadband connectivity, up 29.8% year-on-year. In addition, the 4G network covered 98.6% of the population in France at 31 December 2018, a rise of 2.7 percentage points year-on-year.

> 2017 vs 2016

On a historical basis, the 30 million euro increase in CAPEX in France between 2016 and 2017 was attributable to (i) the positive effect of changes in the scope of consolidation and other changes, for 10 million euros, and (ii) organic change on a comparable basis, i.e. a 20 million euro increase in CAPEX.

On a comparable basis, the 20 million euro increase in CAPEX in France between 2016 and 2017 was mainly attributable to the increased investment in very high-speed fixed and mobile broadband networks (4G and fiber).

3.1.3.1.5.        Acquisitions of telecommunication licenses - France

In 2018 and in 2016, no telecommunications license acquisition was recognized in France. In 2017, acquisitions of telecommunication licenses amounted to 11 million euros.

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3.1.3.1.6.        Additional information - France

France (at December 31, in thousands, at the end of the period)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Convergent services
Number of convergent customers	6,132	5,978	5,978	2.6%	2.6%	5,512
Convergent ARPO over 12 months (in euros) (3)	64.8	62.8	62.8	3.2%	3.2%	61.9
Mobile services
Number of mobile services customers (2)	21,725	21,803	21,803	(0.4)%	(0.4)%	21,677
o/w: Customers with convergent offers	9,746	9,237	9,237	5.5%	5.5%	8,267
Customers with mobile only offers	11,979	12,566	12,566	(4.7)%	(4.7)%	13,410
o/w: Contract customers	19,234	18,847	18,847	2.1%	2.1%	18,130
Prepaid customers	2,491	2,956	2,956	(15.7)%	(15.7)%	3,547
Mobile only ARPO over 12 months (in euros) (3)	17.2	16.9	16.9	1.7%	1.7%	17.2
Fixed-line services
Number of fixed broadband service customers	11,460	11,228	11,228	2.1%	2.1%	10,889
o/w: Customers with very high-speed broadband access	2,592	1,999	1,999	29.7%	29.7%	1,452
o/w: Customers with convergent offers	6,132	5,978	5,978	2.6%	2.6%	5,512
Customers with fixed only offers	5,328	5,250	5,250	1.5%	1.5%	5,377
Fixed only broadband ARPO over 12 months (in euros) (3)	38.7	38.0	38.0	2.1%	2.1%	36.6
Number of fixed telephone lines	28,619	29,580	29,580	(3.3)%	(3.3)%	30,103
o/w: Retail (4)	15,480	15,804	15,804	(2.0)%	(2.0)%	16,038
o/w: Conventional fixed telephone lines (PSTN)	5,515	6,345	6,345	(13.1)%	(13.1)%	7,173
Operator	13,102	13,736	13,736	(4.6)%	(4.6)%	14,008

(1)  See Section 3.1.5.1 Data on a comparable basis.

(2)  Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)  See Section 7.2.1 Financial glossary.

(4)  This figure includes (i) standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being recognized as a line, (ii) lines without narrowband (naked ADSL) telephone contracts sold directly by Orange to its retail customers, (iii) fiber optic (FTTH), and (iv) fixed 4G and other accesses.

3.1.3.2.            Spain

Spain (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Revenue	5,349	5,232	5,231	2.2%	2.3%	4,909
Adjusted EBITDA	1,700	1,568	1,567	8.4%	8.5%	1,351
Adjusted EBITDA/Revenue	31.8%	30.0%	30.0%			27.5%
Reported EBITDA	1,660	1,564	1,563	6.1%	6.2%	1,224
Operating income	555		555		0.1%	278
CAPEX	1,120	1,115	1,115	0.4%	0.5%	1,086
CAPEX/Revenue	20.9%	21.3%	21.3%			22.1%
Telecommunications licenses	149	10	10	ns	ns	51
Average number of employees	6,695	6,569	6,565	1.9%	2.0%	6,401

(1)  See Section 3.1.5.1 Data on a comparable basis.

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3.1.3.2.1.        Revenue - Spain

Spain (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Revenue	5,349	5,232	5,231	2.2%	2.3%	4,909
Retail services	3,855	3,810	3,808	1.2%	1.2%	3,590
Convergent services	2,143	2,078	2,078	3.1%	3.1%	1,855
Mobile only services	1,215	1,231	1,229	(1.3)%	(1.1)%	1,260
Fixed only services	496	501	501	(1.0)%	(1.0)%	475
Carrier services	810	753	754	7.5%	7.4%	676
Equipment sales	684	669	669	2.3%	2.3%	643

(1)  See Section 3.1.5.1 Data on a comparable basis.

> 2018 vs 2017

On a historical basis, the 118 million euro increase in revenue in Spain between 2017 and 2018 is attributable to (i) the positive impact of changes in the scope of consolidation and other changes, amounting to 1 million euros, and (ii) organic change on a comparable basis, representing a 117 million euro increase in revenue.

On a comparable basis, the 117 million euro increase in revenue in Spain between 2017 and 2018 is largely attributable to (i) the growth in revenue from convergent services, (ii) the growth in revenue from fixed carrier services, and (iii) to a lesser extent, the increase in revenue from equipment sales.

On a comparable basis, Spain’s mobile and fixed customer bases have withstood strong competition:

-the total mobile customer base stood at 16.2 million customers at December 31, 2018, up 1.8% from December 31, 2017. Offers with contracts totaled 13.5 million customers at December 31, 2018, up 2.3% year-on-year, whereas prepaid offers (amounting to 2.7 million customers at December 31, 2018) recorded a 5.7% decline over the same period. The number of 4G customers reached 9.8 million at December 31, 2018, an increase of 4.7% year-on-year;

-the total fixed broadband customer base totaled 4.1 million customers at December 31, 2018. The very high-speed fixed broadband customer base grew significantly, up 27.6% year-on-year to stand at 2.9 million customers at December 31, 2018. At December 31, 2018, digital television offers also grew by 14.5% year-on-year. This was driven by content offers - particularly enhanced TV offers with soccer and optional premium offers - and led to a TV penetration rate of more than 17%.

On a comparable basis, the 65 million euro increase in revenue from convergent services between the two periods mainly resulted from (i) the continued expansion of convergent offers and (ii) the simultaneous growth of the corresponding customer base, which reached 3.1 million customers at December 31, 2018, an increase of 1.1% year-on-year. In parallel, 12-month convergent ARPO rose by 1.3% year-on-year. Convergence offers now represent 84.7% of the retail fixed broadband customer base at December 31, 2018.

On a comparable basis, the 16 million euro decrease in revenue from mobile only services between the two periods was essentially caused by the fall in revenue from prepaid offers, due to the 5.7% contraction year-on-year in the number of prepaid customers. However, mobile only ARPO grew by 0.8% for the 12 months to December 31, 2018, while the mobile only customer base grew by 0.4% year-on-year.

On a comparable basis, revenue from fixed only services saw a 5 million euro decrease between December 31, 2017 and December 31, 2018. The decline in revenue from fixed only broadband and narrowband services (down 6.6% year-on-year) was partially offset by the 30.4% growth in revenue from enterprise solutions and fixed networks. Furthermore, fixed only broadband ARPO over 12 months was up 2.3% year-on-year.

On a comparable basis, the 56 million euro increase in revenue from carrier services between the two periods was driven by (i) the development of very high-speed broadband access and national roaming, (ii) partially offset by the decline in incoming mobile traffic (impact of the cuts in call termination rates since February 2018).

On a comparable basis, revenue from equipment sales rose by 15 million euros between the two periods due to the improvement in IoT commercial activity (smart security).

> 2017 vs 2016

On both a historical and a comparable basis, the 322 million euro increase (i.e. 6.6%) in Spain’s revenue between 2016 and 2017 is mainly due to (i) strong growth in revenue from convergent services, driven by content offers and the development of very high-speed broadband access, (ii) growth in revenue from carrier services (national and visitor roaming), and (iii) to a lesser extent, the increase in revenue from fixed only services and equipment sales.

On a comparable basis, Spain’s mobile and fixed customer bases grew between 2016 and 2017:

-the total mobile customer base stood at 15.9 million customers at December 31, 2017, up 1.1% year-on-year. Contract customers (excluding M2M) rose 1.8% year-on-year. In addition, there were 9.3 million 4G customers at December 31, 2017, an increase of 18.2% year-on-year;

-the total fixed broadband customer base stood at 4.2 million customers at December 31, 2017, up 0.5% year-on-year (20,000 new customers). This growth was driven essentially by (i) the expansion of the very high-speed fixed broadband customer base, which increased by 40.4% (i.e. 650,000 new customers) to total 2.3 million customers at December 31, 2017, and (ii) the momentum of convergent offers, which grew by 1.9% to 3.1 million customers at December 31, 2017, equivalent to 83.1% of the retail fixed broadband customer base at that date. In addition, 626,000 customers subscribed to IPTV and satellite TV offers at December 31, 2017, up 23.4%.

On a comparable basis, revenue from convergent services rose 223 million euros (12.0%) year-on-year. This growth reflects both:

-the 6.5% increase in convergent ARPO over 12 months, benefiting in particular from ongoing enhancement of offers;

-and the 1.9% growth in the convergent customer base (i.e. 57,000 new customers year-on-year), linked to (i) the momentum of very high-speed broadband access, and (ii) the development of content offers such as soccer championship broadcasts. At December 31, 2017, the number of SIM cards in convergent offers had risen 3.9% year-on-year.

On a comparable basis, the 31 million euro decline (i.e. a fall of 2.5%) in revenue for mobile only services was mainly due to:

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-the 0.5% contraction in the mobile only customer base, mainly due to the migration of customers to more attractive convergent offers and a 11.7% year-on-year decrease in prepaid offers;

-partially offset by the 1.2% increase year-on-year in mobile only ARPO, boosted by ongoing offer enhancement.

On a comparable basis, the 26 million euro increase (i.e. 5.4%) in revenue for fixed only services was mainly due to:

-the 3.8% growth in revenue from fixed only broadband services between the two periods. The 3.3% decrease in the fixed only broadband customer base (due in particular to the migration of customers to more attractive convergent offers) is more than offset by the 3.1% rise in fixed only broadband ARPO over 12 months;

-and by the growth in revenue from enterprise solutions and fixed networks.

On a comparable basis, the increase of 78 million euros (11.6%) in revenue from carrier services is mainly due to the growth in mobile services provided to other carriers, with (i) the increase in national roaming, and (ii) the increase in visitor roaming, impacted by the end of additional roaming charges in EU countries on June 15, 2017.

On a comparable basis, the increase of 26 million euros (i.e. 4.0%) in revenue from equipment sales was driven by the growth in mobile equipment sales.

3.1.3.2.2.        Adjusted EBITDA - Spain

> 2018 vs 2017

On a historical basis, the 133 million euro increase in adjusted EBITDA in Spain between 2017 and 2018 can be attributed to (i) the positive impact of changes in the scope of consolidation and other changes of 1 million euros, and (ii) organic growth on a comparable basis amounting to an increase of 132 million euros in adjusted EBITDA.

On a comparable basis, the 132 million euro increase in adjusted EBITDA in Spain between 2017 and 2018 mainly resulted from (i) the 117 million euro increase in revenue, (ii) the increase in other operating income, mainly due to fixed asset disposals recognized in 2018, and (iii) the decline in service fees and inter-operator costs (with a fall in national mobile termination rates in February 2018), (iv) partly offset by the increase in content costs, primarily due to soccer rights and offer enhancement, in line with the commercial momentum.

> 2017 vs 2016

On a historical basis, the 216 million euro increase in adjusted EBITDA in Spain between 2016 and 2017 can be attributed to (i) the positive impact of changes in the scope of consolidation and other changes of 2 million euros, and (ii) organic growth on a comparable basis amounting to an increase of 214 million euros in adjusted EBITDA.

On a comparable basis, the 214 million euro increase in adjusted EBITDA in Spain between 2016 and 2017 is mainly due to growth in revenue of 322 million euros, partially offset by (i) the increase in commercial expenses and content costs, primarily as a result of the increase in soccer-related rights, and (ii) the increase in network expenses related to business development.

3.1.3.2.3.        Operating income - Spain

> 2018 vs 2017

On a historical basis, the stability of Spain’s operating income between 2017 and 2018 mainly stems from the 133 million euro increase in adjusted EBITDA, largely offset by (i) the 97 million euro increase in depreciation and amortization, essentially owing to increased investment in recent years as part of the deployment of very high-speed broadband networks (4G and fiber) and the increased depreciation of leased handsets, Livebox, and equipment installed on customer premises, and (ii) the recognition, in the first half of 2018, of a 31 million euro charge relating to significant litigation.

> 2017 vs 2016

On a historical basis, the 277 million euro increase in operating income in Spain between 2016 and 2017 was primarily due to (i) the 216 million euro increase in adjusted EBITDA, and (ii) the counter-effect of the recognition in 2016 of 127 million euros in restructuring and integration costs, largely due to employee departure plans and the cost of integrating Jazztel (see Section 3.1.2.2.1 Reported EBITDA), (iii) partially offset by the 62 million euro increase in depreciation and amortization, chiefly attributable to increased investment in recent years for the very high-speed fixed and mobile broadband networks (FTTH and 4G).

3.1.3.2.4.        CAPEX - Spain

> 2018 vs 2017

On both a historical and a comparable basis, the 5 million euro increase in CAPEX in Spain between 2017 and 2018 was largely attributable to increased investment in information systems and service platforms, offset by co-financing received from other carriers in very high-speed broadband networks (see Section 3.1.1.3 Significant events).

> 2017 vs 2016

On both a historical and a comparable basis, the 29 million euro increase in CAPEX in Spain between 2016 and 2017 was chiefly as a result of increased investment in very high-speed mobile networks (4G).

3.1.3.2.5.        Acquisitions of telecommunication licenses - Spain

In 2018, acquisitions of telecommunication licenses in Spain amounted to 149 million euros and mainly corresponded to the acquisition of a 5G license (see Note 8.3 to the consolidated annual financial statements). Acquisitions of telecommunication licenses in Spain amounted (i) in 2017, to 10 million euros, and (ii) in 2016, to 51 million euros for the acquisition of 4G frequency blocks in the 2,600 MHz and 3,500 MHz bands.

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3.1.3.2.6.        Additional information - Spain

Spain (at December 31, in thousands, at the end of the period)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Convergent services
Number of convergent customers	3,116	3,082	3,082	1.1%	1.1%	3,024
Convergent ARPO over 12-month (in euros) (3)	58.2	57.4	57.4	1.3%	1.3%	53.9
Mobile services
Number of mobile services customers (2)	16,186	16,043	15,893	0.9%	1.8%	15,727
o/w: Customers with convergent offers	5,881	5,776	5,776	1.8%	1.8%	5,557
Customers with mobile only offers	10,305	10,267	10,117	0.4%	1.9%	10,170
o/w: Contract customers	13,477	13,169	13,069	2.3%	3.1%	12,531
Prepaid customers	2,709	2,874	2,823	(5.7)%	(4.1)%	3,196
Mobile only ARPO over 12 months (in euros) (3)	12.4	12.3	12.3	0.8%	0.8%	12.2
Fixed-line services
Number of fixed broadband service customers	4,155	4,152	4,152	0.1%	0.1%	4,132
o/w: Customers with very high-speed broadband access	2,883	2,260	2,260	27.6%	27.6%	1,610
o/w: Customers with convergent offers	3,116	3,082	3,082	1.1%	1.1%	3,024
Customers with fixed only offers	1,039	1,071	1,071	(3.0)%	(3.0)%	1,107
Fixed only broadband ARPO over 12 months (in euros) (3)	31.5	30.8	30.8	2.3%	2.3%	29.9

(1)  See Section 3.1.5.1 Data on a comparable basis.

(2)  Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)  See Section 7.2.1 Financial glossary.

3.1.3.3.            Europe

Europe (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Revenue	5,687	5,593	5,578	1.7%	2.0%	5,482
Adjusted EBITDA	1,508	1,460	1,456	3.3%	3.6%	1,558
Adjusted EBITDA/Revenue	26.5%	26.1%	26.1%			28.4%
Reported EBITDA	1,502	1,422	1,417	5.6%	6.0%	1,543
Operating income	339		240		41.2%	(169)
CAPEX	953	899	897	6.1%	6.2%	874
CAPEX/Revenue	16.8%	16.1%	16.1%			15.9%
Telecommunications licenses	10	-	-	ns	ns	728
Average number of employees	21,823	22,706	22,636	(3.9)%	(3.6)%	23,255

(1)  See Section 3.1.5.1 Data on a comparable basis.

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3.1.3.3.1.        Revenue - Europe

Europe (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Revenue	5,687	5,593	5,578	1.7%	2.0%	5,482
Retail services	3,516	3,442	3,445	2.1%	2.1%	3,435
Convergent services	467	304	305	53.5%	53.4%	193
Mobile only services	2,194	2,252	2,254	(2.6)%	(2.7)%	2,332
Fixed only services	697	757	757	(7.9)%	(7.9)%	803
IT & integration services	158	129	129	22.2%	22.1%	107
Carrier services	1,150	1,133	1,133	1.4%	1.5%	1,079
Equipment sales	868	847	840	2.4%	3.3%	789
Other revenue	153	171	160	(9.4)%	(3.5)%	179

(1)  See Section 3.1.5.1 Data on a comparable basis.

Europe (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Revenue	5,687	5,593	5,578	1.7%	2.0%	5,482
Poland	2,605	2,593	2,590	0.5%	0.6%	2,585
Belgium & Luxembourg	1,280	1,252	1,245	2.3%	2.8%	1,248
Central European countries (2)	1,813	1,756	1,750	3.2%	3.6%	1,652
Eliminations	(11)	(8)	(7)	29.3%	29.3%	(3)

(1)  See Section 3.1.5.1 Data on a comparable basis.

(2)  Central European countries: entities in Moldova, Romania and Slovakia.

> 2018 vs 2017

On a historical basis, the 109 million euro increase in revenue in Europe between 2017 and 2018 stems from (i) foreign exchange gains of 4 million euros, (ii) the favorable impact of changes in the scope of consolidation and other changes for 11 million euros, and (iii) organic change on a comparable basis, representing a 94 million increase in revenue.

On a comparable basis, the 94 million euro increase in revenue from Europe between 2017 and 2018 was mainly due to (i) the growth in Convergent services (Poland, Belgium and Romania), and to a lesser extent (ii) the increase in Integration and IT services, (iii) the growth in Equipment Sales, and (iv) the growth in Carrier services (mainly in Poland), (iv) partially offset by the decline in Mobile only services and Fixed only services (mainly in Poland) and the decrease in Other revenue.

On a comparable basis, the change in mobile and fixed customer bases in Europe between 2017 and 2018 mainly reflects the good progress in mobile and fixed customer bases in Poland, Belgium and Luxembourg:

-the total mobile customer base was 33.8 million customers at December 31, 2018, up 1.6% year-on-year, in line with the increase in the mobile customer bases in Belgium and Poland. The growth in contract offers (up 3.3% year-on-year) is driven by the growth in convergent offers, particularly with the Love offers in Poland and Belgium. The number of 4G customers reached 14.8 million at December 31, 2018, up 22.3% year-on-year;

-the fixed broadband customer base reached 3.3 million at December 31, 2018, up 10.5% year-on-year, due to the strong growth in the very high-speed broadband customer base in all European countries. This increase was mainly driven by (i) the development of very high-speed broadband offers, particularly cable offers in Belgium, and (ii) by convergent offers that continue to grow with 382,000 new customers in one year, mainly in Poland and Romania. Moreover, 1.8 million customers had subscribed to IPTV and satellite TV offers at December 31, 2018, up 17.9% year-on-year.

On a comparable basis, the 163 million euro increase in Convergent services revenue mainly resulted from the migration of customers to convergent offers in most European countries. The convergent customer base grew by 30.3% year-on-year (mainly in Poland, Belgium and Romania) and stood at 1.6 million customers at December 31, 2018. Convergent customers now make up 50.3% of the consumer fixed broadband customer base at December 31, 2018, up 7.6 points year-on-year.

On a comparable basis, the 58 million euro deterioration in Mobile only services revenue between the two periods notably reflects the 0.7% fall in the mobile only customer base, which is mainly due to the migration of customers towards convergent offers in almost all countries, and especially in Poland.

On a comparable basis, the 60 million euros decrease in Fixed only services revenue (stemming for the most part from Poland) between the two periods mainly resulted from (i) by the downward trend in fixed-line telephony revenue in Poland and (ii) customer migration towards convergent offers, which was very marked in Poland.

On a comparable basis, the 29 million euro increase in IT and integration services between the two periods was largely related to the enterprise market in Poland.

On a comparable basis, the 17 million euro increase in revenue for Carrier services between the two periods was largely related to (i) the growth in national roaming (Poland, Slovakia), the growth in visitor roaming (Belgium, Romania) and the increase in incoming mobile traffic in Poland, (ii) partially offset by the decline in virtual mobile network operators (MVNO) in Belgium.

On a comparable basis, the 21 million euro increase in Equipment sales between the two periods stems from the growth in mobile equipment sales, particularly in Romania, due to the increase in smartphone penetration.

On a comparable basis, the 18 million euro decrease in Other revenue between the two periods mainly stems from the decline in other revenues in Belgium, and to a lesser extent, in Poland despite the development of energy offers.

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> 2017 vs 2016

On a historical basis, the 96 million euro increase in revenue in Europe between 2016 and 2017 stemmed from (i) foreign exchange gains of 72 million euros, due notably to exposure to the zloty compared to the euro, and (ii) organic change on a comparable basis representing a 24 million euro increase in revenue.

On a comparable basis, the 24 million euro increase (i.e. 0.4%) in revenue in Europe between 2016 and 2017 was mainly due to:

-(i) the increase in revenues for Convergent services, mainly in Poland and Belgium, and to a lesser extent, (ii) by the increase in Equipment sales in Romania, and (iii) by the increase in mobile Carrier services in Poland and Romania;

-partially offset by (i) the decrease in revenue in Mobile only services in almost all European countries, and (ii) the decline in revenue in Fixed only services in Poland.

Between the two periods, the impact of the end of additional roaming charges in European Union countries on June 15, 2017 has a slightly unfavorable impact on Europe revenue, as the fall in customer roaming is only partially offset by the increase in visitor roaming.

On a comparable basis, the change in mobile and fixed customer bases in Europe between 2016 and 2017 mainly reflects the change in customer bases in Poland:

-as at December 31, 2017, the total mobile customer base was 33.2 million customers, down 4.8% year-on-year, mainly in Poland and Romania. Contract customers (excluding M2M) rose 2.4% year-on-year. In addition, there were 12.1 million 4G customers at December 31, 2017, an increase of 34.9% year-on-year;

-the total fixed broadband customer base reached 3.0 million customers at December 31, 2017, up 19.1% year-on-year (i.e. 474,000 new customers), mainly in Poland, Romania and Belgium. This growth was driven essentially by (i) the development of the fixed very high-speed broadband customer base, which doubled in one year, totalling 488,000 customers at December 31, 2017 and (ii) the positive momentum in Love convergent offers which grew by 68.2% with 1.3 million customers at December 31, 2017. 1.5 million customers had subscribed to IPTV and satellite TV offers at December 31, 2017, up 15.9% year-on-year.

On a comparable basis, the 107 million euro (54.3%) increase in Convergent services revenue between the two periods mainly resulted from the appetite and migration of customers to convergent offers in most European countries. The convergent customer base grew by 68.2% year-on-year (mainly in Poland, Romania and Belgium) and stood at 1.3 million customers at December 31, 2017. Convergent customers now make up 42.7% of the consumer fixed broadband customer base at December 31, 2017, up 12.4 points year-on-year.

On a comparable basis, the 101 million euro (4.3%) deterioration in Mobile only services revenue year-on-year mainly reflects the 8.0% fall in the mobile only customer base, which is mainly due to (i) the migration of customers towards convergent offers in almost all countries, and especially in Poland, and (ii) the strong decline in prepaid offers, due notably to the customer identification obligation in Poland and Belgium.

On a comparable basis, the 63 million euros (7.7%) decrease in Fixed only services revenue (stemming for the most part from Poland) between the two periods mainly resulted from (i) by the downward trend in fixed-line telephony revenue in Poland and (ii) customer migration towards convergent offers, which was very marked in Poland.

On a comparable basis, the 20 million euro (18.0%) increase in IT and integration services between the two periods was largely related to the positive momentum in the enterprise services market in Poland.

On a comparable basis, the 40 million euro (3.7%) increase in Carrier services revenue between the two periods resulted primarily from the increased in mobile services to other carriers in Poland, Romania and to a lesser extent, Slovakia. The growth in visitor roaming (due to the impact of the end of additional roaming charges in European Union countries on June 15, 2017) and the increase in incoming mobile traffic notably offset the decrease in virtual mobile network operators (MVNO) in Belgium.

On a comparable basis, the 41 million euro (5.1%) increase in Equipment sales between the two periods stems from the growth in mobile equipment sales in Romania, and to a lesser extent in Slovakia, Belgium and Moldova, partially offset by the decrease in equipment sales in Poland.

3.1.3.3.2.        Adjusted EBITDA - Europe

> 2018 vs 2017

On a historical basis, the 52 million euro increase in adjusted EBITDA in Europe between the 2017 and 2018 was attributable to (i) foreign exchange gains of 2 million euros, (ii) the favorable effect of changes in the scope of consolidation and other changes in the amount of 2 million euros, and (ii) organic change on a comparable basis, i.e. a 48 million euro increase in adjusted EBITDA.

On a comparable basis, the 48 million euro increase in adjusted EBITDA for Europe between 2017 and 2018 can essentially be attributed to:

-(i) the 94 million euro increase in revenue, (ii) gains on the disposal of fixed assets, mainly in Poland, as part of the optimization of the real estate portfolio, (iii) the reduction in commercial expenses, mainly in Poland and (iv) the decrease in labor expenses, mainly in Poland;

-Partially offset by (i) the increase in content costs, (ii) the increase in network charges, corresponding mainly to the increase in network access connection charges in Belgium, in line with the increase in the customer base for cable offers in the country, and (iii) expenses related to the development of energy sales in Poland.

> 2017 vs 2016

On a historical basis, the 102 million euro decrease in adjusted EBITDA in Europe between the 2016 and 2017 includes (i) foreign exchange gains of 20 million euros, (ii) organic change on a comparable basis, i.e. a 122 million euro decrease in adjusted EBITDA.

On a comparable basis, the 122 million euro decrease in adjusted EBITDA for Europe between 2016 and 2017 can essentially be attributed to:

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-(i) the increase in interconnection costs, mainly resulting from the end of additional roaming charges in European Union countries on June 15, 2017 which notably generated a very strong increase in traffic volumes from customers towards other European countries, (ii) the increase in labor expenses in Poland and Romania, and (iii) the increase in network charges, in line with the development of cable offers in Belgium;

-partially offset by the 24 million euro increase in revenue.

3.1.3.3.3.        Operating income - Europe

> 2018 vs 2017

On a historical basis, the 99 million euros improvement in operating income in Europe between 2017 and 2018 was mainly attributable to (i) the 52 million euro increase in adjusted EBITDA, (ii) the 33 million euro decrease in restructuring and integration costs and (iii) the counter-effect of the recognition, in 2017, of 19 million euros in impairment of goodwill relating to Luxembourg (see below 2017 vs 2016).

> 2017 vs 2016

On a historical basis, the 409 million euro increase in operating income in Europe between 2016 and 2017 was largely attributable to:

-a reduction of 530 million euros in impairment of goodwill (see Note 7 to the consolidated annual financial statements), relating to the recognition of:

-in 2017, impairment of 19 million euros relating to Luxembourg, mainly reflecting strong competitive pressure,

-in 2016, impairment of 549 million euros, relating to (i) Poland for 494 million euros and (ii) Romania for 55 million euros. In Poland, this impairment loss mainly reflects a decline in competitiveness in the ADSL market, a deterioration in revenue assumptions in the mobile market, and an increase in the post-tax discount rate due to the downgrading of the country’s sovereign rating by the rating agencies. In Romania, following the adoption of IFRS 15 with effect from 1 January 2016 (see Note 2.3.2 to the consolidated annual financial statements), the Group reassessed the net carrying amount of the cash-generating unit (CGU) and recorded a goodwill impairment loss of 55 million euros;

-partially offset by (i) the 102 million euro decrease in adjusted EBITDA and (ii) the 24 million euro increase in restructuring and integration costs, mainly due to departure plans for employees in Poland in 2017 (see section 3.1.2.2.1 Reported EBITDA).

3.1.3.3.4.        CAPEX - Europe

> 2018 vs 2017

On a historical basis, the 56 million euro increase in CAPEX in Europe between 2017 and 2018 stemmed from (i) foreign exchange gains of 1 million euros, (ii) the favorable impact of changes in the scope of consolidation and other changes amounting to 1 million euros, and (iii) organic change on a comparable basis representing a 54 million euro increase in CAPEX.

On a comparable basis, the 54 million euro increase in CAPEX in Europe between 2017 and 2018 resulted in particular from ongoing investment in mobile and fixed very high-speed broadband networks (4G and FTTH, see Section 3.1.1.3 Significant events), particularly in Poland.

> 2017 vs 2016

On a historical basis, the 23 million euro increase in CAPEX in Europe between the 2016 and 2017 was attributable to (i) foreign exchange gains in the amount of 12 million euros, and (ii) organic change on a comparable basis, i.e. an 11 million euro increase in CAPEX.

On a comparable basis, the 11 million euro increase in CAPEX in Europe between 2016 and 2017 was mainly due to (i) ongoing investment in mobile and fixed very high-speed broadband networks (FTTH) particularly in Poland and Slovakia, and the acceleration in investments due to the development of convergent offers by cable in Belgium (customer IT and equipment), (ii) partially offset by the decline in investments in mobile networks after the significant deployments carried out in 2016.

3.1.3.3.5.        Acquisitions of telecommunication licenses - Europe

In 2018, acquisitions of telecommunication licenses in Europe amounted to 10 million euros, and mainly concerned Poland. In 2017, no telecommunication license acquisition was recognized in Europe.

In 2016, acquisitions of telecommunication licenses in Europe amounted to 728 million euros on a historical basis and concerned (i) Poland for 719 million euros, with the acquisition of two 5 MHz frequency blocks in the 800 MHz band and three 5 MHz frequency blocks in the 2,600 MHz band, allocated to the very high-speed mobile broadband (4G) network and (ii) Romania for 9 million euros.

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3.1.3.3.6.        Additional information - Europe

Europe (at December 31, in thousands, at the end of the period)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Convergent services
Number of convergent customers	1,642	1,259	1,259	30.3%	30.3%	749
o/w: Poland	1,236	1,035	1,035	19.4%	19.4%	666
Belgium & Luxembourg	167	97	97	71.2%	71.2%	31
Central European countries (4)	239	127	127	87.9%	87.9%	52
Convergent ARPO over 12 months (3)
Poland (in zlotys)	102.0	105.9	105.9	(3.6)%	(3.6)%	120.4
Belgium (in euros)	74.7	72.2	72.2	3.4%	3.4%	50.1
Mobile services
Number of mobile services customers (2)	33,750	33,211	33,211	1.6%	1.6%	34,901
o/w: Customers with convergent offers	3,045	2,279	2,279	33.6%	33.6%	1,297
Customers with mobile only offers	30,705	30,931	30,931	(0.7)%	(0.7)%	33,605
o/w: Contract customers	22,219	21,502	21,502	3.3%	3.3%	20,679
Prepaid customers	11,531	11,709	11,709	(1.5)%	(1.5)%	14,222
o/w: Poland	14,805	14,424	14,424	2.6%	2.6%	15,799
Belgium & Luxembourg	4,342	4,038	4,038	7.5%	7.5%	3,956
Central European countries (4)	14,603	14,749	14,749	(1.0)%	(1.0)%	15,146
Mobile only ARPO over 12 months (3)
Poland (in zlotys)	21.6	22.9	22.9	(5.6)%	(5.6)%	22.4
Belgium (in euros)	18.3	18.1	18.1	0.9%	0.9%	17.6
Fixed-line services
Number of fixed broadband service customers	3,261	2,951	2,951	10.5%	10.5%	2,477
o/w: Customers with very high-speed broadband access	784	488	488	60.8%	60.8%	243
o/w: Customers with convergent offers	1,642	1,259	1,259	30.3%	30.3%	749
Customers with fixed only offers	1,619	1,692	1,692	(4.3)%	(4.3)%	1,729
Fixed only broadband ARPO over 12 months (3)
Poland (in zlotys)	56.6	57.6	57.6	(1.8)%	(1.8)%	60.3
Number of fixed telephone lines	4,043	4,442	4,442	(9.0)%	(9.0)%	4,853
o/w: Poland	3,920	4,306	4,306	(9.0)%	(9.0)%	4,695
Belgium & Luxembourg	124	136	136	(9.2)%	(9.2)%	159
Central European countries (4)	-	-	-	-	-	-

(1)  See Section 3.1.5.1 Data on a comparable basis.

(2)  Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)  See Section 7.2.1 Financial glossary.

(4)  Central European countries: entities in Moldova, Romania and Slovakia.

3.1.3.4.            Africa & Middle East

Africa & Middle East (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Revenue	5,190	4,940	5,030	5.1%	3.2%	5,245
Adjusted EBITDA	1,667	1,585	1,612	5.2%	3.4%	1,658
Adjusted EBITDA/Revenue	32.1%	32.1%	32.1%			31.6%
Reported EBITDA	1,655	1,565	1,591	5.7%	4.0%	1,638
Operating income	659		522		26.2%	68
CAPEX	1,008	999	1,021	0.9%	(1.3)%	962
CAPEX/Revenue	19.4%	20.2%	20.3%			18.3%
Telecommunications licenses	42	293	297	(85.5)%	(85.7)%	742
Average number of employees	14,956	15,210	15,210	(1.7)%	(1.7)%	15,368

(1)  See Section 3.1.5.1 Data on a comparable basis.

Africa & Middle East continue to suffer political or economic instability and sometimes tax or regulatory pressures that could affect the business and results of Group subsidiaries and holdings, and may continue to affect them in the future. In some cases, these situations have led the Group to book impairments on its assets (see Notes 7, 8.2 and 10 to the consolidated annual financial statements). For further information on these risks factors, see Section 2.1 Risk factors.

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3.1.3.4.1.        Revenue - Africa & Middle East

Africa & Middle East (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Revenue	5,190	4,940	5,030	5.1%	3.2%	5,245
Retail services	4,265	3,966	4,038	7.5%	5.6%	4,130
Mobile only services	3,809	3,538	3,600	7.6%	5.8%	3,686
Fixed only services	435	422	431	3.1%	0.8%	437
IT & integration services	21	6	7	238.2%	217.0%	7
Carrier services	811	878	894	(7.6)%	(9.2)%	1,026
Equipment sales	85	65	66	31.0%	27.7%	81
Other revenue	29	31	32	(5.5)%	(7.9)%	8

(1)  See Section 3.1.5.1 Data on a comparable basis.

Africa & Middle East (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Revenue	5,190	4,940	5,030	5.1%	3.2%	5,245
Sonatel Sub-group (2)	1,674	1,582	1,597	5.8%	4.9%	1,489
Ivory Cost sub-group (3)	1,132	1,093	1,096	3.5%	3.3%	945
Egypt	660	606	633	9.0%	4.4%	1,135
Morocco	562	529	535	6.2%	5.0%	509
Jordan	387	398	416	(2.7)%	(7.0)%	439
Cameroon	297	281	281	5.6%	5.6%	278
Congo (DRC)	257	228	239	12.3%	7.3%	215
Other countries (4)	283	272	283	4.0%	0.0%	283
Eliminations	(62)	(49)	(50)	24.9%	24.9%	(48)

(1)  See Section 3.1.5.1 Data on a comparable basis.

(2)  Sonatel Sub-group: entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone.

(3)  Ivory Coast sub-group: entities in Ivory Coast, Burkina Faso and Liberia.

(4)  Other countries: mainly Botswana, Central African Republic (CAR), Madagascar and Niger.

> 2018 vs 2017

On a historical basis, the 160 million euros revenue increase in Africa & Middle East between 2017 and 2018 included (i) foreign exchange losses of 90 million euros, mainly due to fluctuations in the Egyptian pound, the Moroccan dirham, the Jordanian dinar and, to a lesser extent, the Guinean franc against the euro, (ii) more than offset by the organic change on a comparable basis, representing a 250 million euro increase in revenue.

On a comparable basis, the 250 million euros revenue increase in Africa & Middle East countries between the 2017 and 2018 was mainly due to the increase in revenue generated by (i) the Sonatel sub-group for 92 million euros (primarily driven by Guinea, Senegal and Mali), (ii) Egypt for 54 million euros, (iii) the Ivory Coast sub-group (primarily driven by Burkina Faso) for 39 million euros, (iv) Morocco for 33 million euros and (v) Congo (DRC) for 29 million euros.

On a comparable basis, revenue growth of 271 million euros in Mobile only services reflects the commercial momentum of data services and Orange Money, and the almost stability of outgoing voice services, due notably to the development of abundance offers. Revenue for Orange Money services amounted to 334 million euros at December 31, 2018, up 39.8% year-on-year in line with the 25.3% increase in the Orange Money active customer base (15.1 million customers at December 31, 2018). The total customer base of Orange Money stood at 39.2 million customers at December 31, 2018. The mobile only customer base totaled 120.6 million customers at December 31, 2018, down 0.7% compared to December 31, 2017. Between the two periods, the growth in the mobile only customer base in Africa and Middle East countries (excluding Egypt) was more than offset by the decline in the mobile only customer base in Egypt, resulting from the change in regulations in the country (related notably to the impact of the change in the indirect distribution regulatory framework).

On a comparable basis, the 13 million euros increase in revenue for Fixed only services between the two periods, was mainly due to revenue growth posted by fixed only broadband services in Morocco, offsetting the decrease in voice usage, for the Ivory Coast sub-group and Jordan in particular.

On a comparable basis, the 67 million euros reduction in revenue from Carrier services between the two periods principally reflected the reduction in services to international carriers and incoming mobile traffic, particularly for the Sonatel sub-group.

> 2017 vs 2016

On a historical basis, the 215 million euro decrease in revenue in Africa & Middle East between 2016 and 2017 was attributable to:

-the negative effect of foreign exchange fluctuations in the amount of 550 million euros, primarily due to the performance of the Egyptian pound against the euro;

-partially offset by (i) the positive effect of changes in the scope of consolidation and other changes, which accounted for 186 million euros related to the impact of entities acquired in Africa in 2016 (Airtel in Burkina Faso and Sierra Leone, Oasis (Tigo) in the Democratic Republic of the Congo, and Cellcom Telecommunication in Liberia), and (ii) organic growth on a comparable basis for an increase of 149 million euros in revenue.

On a comparable basis, the 149 million euro (3.0%) increase in revenue in Africa & Middle East between 2016 and 2017 was mainly a result of (i) the 91 million euro growth in revenue from the Sonatel sub-group (driven mainly by Mali and Guinea), (ii) the 44 million euro increase in revenue from the Ivory Coast sub-group (driven by Burkina Faso and Ivory Coast), and (iii) the 31 million euro gain in revenue in Morocco, (iv) partially offset by the 18 million euro decline in revenue in the Congo (DRC) in light notably of the country’s worsening economic environment.

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On a comparable basis, the 225 million euro (6.7%) increase in revenue for Mobile only services between the two periods is mainly driven by the momentum in data services and Orange Money. The mobile only customer base in Africa & Middle East stood at 121.4 million customers at December 31, 2017, up 10.5% (i.e. 11.5 Million new customers) from December 31, 2016, driven by contract and prepaid offers. This increase was the result of more vigorous sales and the counter-effect of the 2016 fiscal year, which had brought stricter customer identity check requirements for prepaid offers in a number of countries. 4G services, available in 11 countries (excluding associates and joint ventures), counted 11.1 million customers at December 31, 2017.

On a comparable basis, the 16 million euro increase (3.9%) in revenue for Fixed only services between the two periods, reflects the growth in fixed only broadband services and fixed enterprise networks, partially offset by the decline in fixed only narrowband services. The total fixed only broadband customer base totaled 797,000 customers at December 31, 2017, up 5.8% year-on-year.

On a comparable basis, the 107 million euros (10.7%) reduction in revenue from Carrier services between the two periods is principally the result of the decline in fixed services to international carriers.

3.1.3.4.2.        Adjusted EBITDA - Africa & Middle East

> 2018 vs 2017

On a historical basis, the 55 million euro increase in adjusted EBITDA in Africa & Middle East between 2017 and 2018 included (i) foreign exchange losses of 24 million euros and the unfavorable impact of changes in the scope of consolidation and other changes for 3 million euros, (ii) more than offset by organic change on a comparable basis, representing a 82 million euro increase in adjusted EBITDA.

On a comparable basis, the 82 million euro increase in adjusted EBITDA in Africa & Middle East between 2017 and 2018 was largely attributable to:

-(i) 250 million euros in revenue growth, (ii) the fall in service fees and inter-operator costs, and (iii) the reduction in operating taxes and levies due to reversals on provisions for the extinction of tax risks in 2018;

-partially offset (i) by the growth in other network expenses and IT expenses (primarily due to the increase in work taking place on mobile sites, particularly the deployment of 4G sites) (ii) the increase in commercial expenses (related in particular to the growth of Orange Money), (iii) increased labor expenses, and (iv) the growth of other external purchases (property expenses due to the development of the network and overheads).

> 2017 vs 2016

On a historical basis, the 46 million euro decline in adjusted EBITDA in Africa & Middle East between 2016 and 2017 was attributable to:

-the negative effect of foreign exchange fluctuations in the amount of 187 million euros, primarily due to the performance of the Egyptian pound against the euro;

-partially offset by (i) the favorable impact of changes in the scope of consolidation and other changes for 35 million euros, corresponding to the impact of entities acquired in Africa in 2016 (Airtel in Burkina Faso and Sierra Leone, Oasis (Tigo) in the Democratic Republic of the Congo, and Cellcom Telecommunication in Liberia), and (ii) organic growth on a comparable basis for an increase of 106 million euros in adjusted EBITDA.

On a comparable basis, the 106 million euro increase in adjusted EBITDA in Africa & Middle East between 2016 and 2017 was largely attributable to:

-(i) 149 million euros in revenue growth, (ii) the drop in service fees and inter-operator costs (in connection with changes in call termination rates and voice usage), and (iii) the reduction in other operating expenses benefiting from the counter-effect of the 2016 recognition of the negative operational exchange rate effect of the Egyptian pound’s depreciation;

-partially offset by (i) growth in commercial expenses (mainly related to business growth, specifically of Orange Money and data services), (ii) the increase in operating taxes and levies, and (iii) the increase in other network expenses and IT expenses (mostly linked to expanding the mobile network, particularly the rollout of 4G sites).

3.1.3.4.3.        Operating income - Africa & Middle East

> 2018 vs 2017

On a historical basis, the 137 million euro increase in operating income in Africa & Middle East between 2017 and 2018 was largely attributable to:

-a reduction of 79 million euros in impairment losses on goodwill and fixed assets (see Notes 7 and 8.2 to the consolidated annual financial statements), relating to the recognition of:

-in 2018, (i) impairment loss for 56 million euros on Jordan, and (ii) impairment loss on fixed assets for 43 million euros on Niger. In Jordan, the goodwill impairment mainly reflects the effects of an uncertain political and economic climate and of a strong competitive pressure on fixed and mobile data markets. In Niger, the telecommunications market continues to lose value in a still-difficult business climate. The company is experiencing an economic and financial situation that has led it, by precaution, to recognize impairment of fixed assets to cover Orange’s exposure according to the best current estimate,

-in 2017, 181 million euros in impairment, mainly for Congo (DRC) for 120 million euros and Niger for 52 million euros (see below 2017 vs 2016);

-and the 55 million euro increase in adjusted EBITDA.

> 2017 vs 2016

On a historical basis, the 454 million euro increase in operating income in Africa & Middle East between 2016 and 2017 was largely attributable to:

-a reduction of 288 million euros in impairment losses on goodwill and fixed assets (see Notes 7 and 8.2 to the consolidated annual financial statements), relating to the recognition of:

-181 million euros in impairment in 2017, primarily for the Democratic Republic of the Congo for 120 million euros and Niger for 52 million euros. In the Democratic Republic of the Congo (DRC), the impairment reflects a still uncertain political and economic context; a clear decline in purchasing power, with its effects on consumption of telecommunications products and services; and steady regulatory pressure. In Niger, the impairment speaks of an uncertain political and economic context and the effects of strong tax and regulatory pressure,

-an impairment loss of 469 million euros in 2016, chiefly attributable to Egypt for 232 million euros, Congo (DRC) for 109 million euros, Cameroon for 90 million euros, and Niger for 26 million euros. In Egypt, the impairment loss reflects the financial terms of the 4G license awarded in 2016, the sharp depreciation of the Egyptian pound and increased political and economic uncertainty. In the DRC, the impairment loss reflects the political and economic uncertainty, a decline in purchasing power with a knock-on effect on the consumption of telecommunications products and services, and an increased regulatory burden (particularly connected with the implementation of customer identification). In Cameroon, the impairment loss reflects a decline in voice revenue following the rise in messaging services and in VoIP of Over-The-Top (OTT) providers, and heightened competition in the mobile market;

Orange - 2018 Registration Document 102[Back to contents]

-the 154 million euro decrease in depreciation and amortization, mainly due to the positive effect of the devaluation of the Egyptian pound against the euro at end-2016;

-and the 59 million euro improvement in the share of profits (losses) of associates and joint ventures, partially offset by the 46 million euro decline in adjusted EBITDA.

3.1.3.4.4.        CAPEX - Africa & Middle East

> 2018 vs 2017

On a historical basis, the 13 million euro decrease in CAPEX in Africa & Middle East countries between 2017 and 2018 reflects (i) foreign exchange losses of 22 million euros, (ii) in part offset by organic change on a comparable basis, i.e. an increase of 9 million euros in CAPEX.

On a comparable basis, the 9 million euro increase in CAPEX for Africa & Middle East countries between 2017 and 2018 was mainly attributable to (i) the continuing investment in very high-speed mobile and fixed broadband networks (4G and FTTH, see Section 3.1.1.3 Significant events) with, in particular, 12 countries with 4G coverage (excluding associates and joint ventures) at December 31, 2018, (ii) partially offset by the reduction in other investments (particularly 2G/3G mobile access networks after significant capital expenditure in this area over the last few years).

> 2017 vs 2016

On a historical basis, the 59 million euro increase in CAPEX in Africa & Middle East between 2016 and 2017 was attributable to:

-the favorable impact of changes in the scope of consolidation and other changes, which represented 25 million euros and essentially corresponded to the impact of entities acquired in Africa in 2016 (Airtel in Burkina Faso and Sierra Leone, Oasis (Tigo) in the Democratic Republic of the Congo, and Cellcom Telecommunication in Liberia), which was more than offset by the negative effect of foreign exchange fluctuations for 33 million euros;

-and organic change on a comparable basis, representing a 67 million euro increase in CAPEX.

On a comparable basis, the 67 million euro increase in CAPEX for Africa & Middle East between 2016 and 2017 was mainly due to (i) growth in investments in very high-speed broadband mobile networks (4G), with 4G rolled out in 11 countries (excluding associates and joint ventures) at December 31, 2017 and (ii) to a lesser extent, the rollout of fiber optic and network modernization in the entities acquired in 2016.

3.1.3.4.5.        Acquisitions of telecommunication licenses - Africa & Middle East

In 2018, acquisitions of telecommunication licenses in Africa & Middle East amounted to 42 million euros and mainly involved (i) Congo (DRC) for 21 million euros (acquisition of a 4G license) and (ii) Senegal for 21 million euros (first tranche of the acquisition of an additional 4G frequency blocks).

In 2017, acquisitions of telecommunication licenses in Africa & Middle East amounted to 297 million euros on a historical basis and mainly involved (i) Mali for 152 million euros (acquisition of a universal license ensuring the renewal of existing licenses and including a 4G license), (ii) Senegal for 76 million euros (second tranche of the acquisition of a universal license ensuring the renewal of existing licenses and including a 4G license), and (iii) Jordan for 49 million euros (additional 3G frequency blocks).

In 2016, acquisitions of telecommunication licenses in Africa & Middle East totaled 742 million euros on a historical basis, and mainly included (i) Egypt for 377 million euros (acquisition of two 10 MHz frequency blocks in the 1,800 MHz and 2,100 MHz bands and a fixed virtual network operator license), (ii) Ivory Coast for 146 million euros (mainly the renewal of licenses with a universal license including 4G), (iii) Jordan for 142 million euros (renewal of 2G/2G frequency blocks), and (iv) Senegal for 76 million euros (first tranche of the acquisition of a universal license ensuring the renewal of existing licenses and including a 4G license).

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3.1.3.4.6.        Additional information - Africa & Middle East

Africa & Middle East (2) (3) (at December 31, in thousands, at the end of the period)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Mobile services
Number of mobile services customers (3)	120,574	121,449	121,449	(0.7)%	(0.7)%	109,927
o/w: Contract customers	4,527	10,723	10,723	(57.8)%	(57.8)%	9,437
Prepaid customers	116,047	110,726	110,726	4.8%	4.8%	100,490
o/w: Sonatel Sub-group (4)	29,184	29,706	29,706	(1.8)%	(1.8)%	27,318
Ivory Coast sub-group (5)	23,257	21,785	21,785	6.8%	6.8%	18,863
Egypt	29,475	34,117	34,117	(13.6)%	(13.6)%	33,883
Morocco	12,805	12,744	12,744	0.5%	0.5%	9,837
Jordan	2,102	2,199	2,199	(4.4)%	(4.4)%	2,439
Cameroon	6,940	6,653	6,653	4.3%	4.3%	5,519
Congo (DRC)	10,602	9,059	9,059	17.0%	17.0%	7,262
Other countries (6)	6,209	5,186	5,186	19.7%	19.7%	4,806
Fixed-line services
Number of fixed broadband service customers	1,020	797	797	27.9%	27.9%	754
Number of fixed telephone lines	959	955	955	0.3%	0.3%	960

(1)  See Section 3.1.5.1 Data on a comparable basis.

(2)  Since January 1, 2018, the customer bases correspond solely to customers of the fully consolidated entities. The customers of associates and joint ventures (previously recognized in proportion to the Group’s interest in these entities) are no longer taken into account. As a consequence, data for previous periods have been adjusted. This adjustment affects Tunisia, Mauritius, Iraq and Equatorial Guinea.

(3)  Since January 1, 2018, the recognition of the customer bases for mobile services in all countries is aligned with the Group’s definitions (and no longer with local definitions). As a consequence, data for previous periods have been adjusted. This adjustment affects Morocco, Ivory Coast, Jordan and Cameroon. Excluding customers of Mobile Virtual Network Operators (MVNOs).

(4)  Sonatel Sub-group: entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone.

(5)  Ivory Coast sub-group: entities in Ivory Coast, Burkina Faso and Liberia.

(6)  Other countries: mainly Botswana, Central African Republic (CAR), Madagascar and Niger.

3.1.3.5.            Enterprise

Enterprise (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Revenue	7,292	7,308	7,251	(0.2)%	0.6%	7,346
Adjusted EBITDA	1,245	1,306	1,306	(4.7)%	(4.6)%	1,336
Adjusted EBITDA/Revenue	17.1%	17.9%	18.0%			18.2%
Reported EBITDA	1,153	1,258	1,258	(8.4)%	(8.4)%	1,292
Operating income	765		889		(13.9)%	916
CAPEX	353	385	382	(8.3)%	(7.6)%	336
CAPEX/Revenue	4.8%	5.3%	5.3%			4.6%
Average number of employees	22,963	22,163	20,807	3.6%	10.4%	20,316

(1)  See Section 3.1.5.1 Data on a comparable basis.

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3.1.3.5.1.        Revenue - Enterprise

Enterprise (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Revenue	7,292	7,308	7,251	(0.2)%	0.6%	7,346
Fixed only services	3,997	4,095	4,152	(2.4)%	(3.7)%	4,304
Voice services (2)	1,385	1,443	1,452	(4.1)%	(4.6)%	1,515
Data services (3)	2,612	2,652	2,700	(1.5)%	(3.3)%	2,789
IT & integration services	2,312	2,206	2,092	4.8%	10.5%	2,067
Services and mobile equipment (4)	983	1,007	1,007	(2.3)%	(2.3)%	975
Mobile only services	743	751	751	(1.1)%	(1.1)%	775
Carrier services	35	32	32	12.3%	12.3%	32
Equipment sales	205	224	224	(8.4)%	(8.4)%	168

(1)  See Section 3.1.5.1 Data on a comparable basis.

(2)  Voice services include (i) legacy voice offerings (PSTN access), (ii) Voice over Internet Protocol (VoIP) products, (iii) audio conference services, and (iv) incoming traffic for call centers.

(3)  Data services include (i) legacy data solutions still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrowband), (ii) services having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or fiber optic access, (iii) satellite TV broadcast services and (iv) Business Everywhere roaming offers.

(4)  Services and mobile equipment include (i) Mobile only services, carrier services, corresponding to incoming enterprise mobile traffic invoiced to other carriers, and (ii) mobile equipment sales invoiced to enterprises.

> 2018 vs 2017

On a historical basis, the 41 million euro increase in Enterprise revenue between 2017 and 2018 was due to:

-the positive impact of changes in the scope of consolidation and other changes for 151 million euros, due mainly to the acquisitions of Business & Decision, Basefarm and Enovacom (see Section 3.1.1.3 Significant events);

-more than offset by (i) the unfavorable effect of foreign exchange fluctuations for 94 million euros, mainly on account of the change in the value of the US dollar against the euro, and (ii) the organic change on a comparable basis, or a 16 million euro decrease in revenue.

On a comparable basis, the 16 million euro decrease in Enterprise revenue between 2017 and 2018 was attributable primarily to:

-(i) the 98 million euro decrease in revenue of Fixed only services, of which 58 million euros for Voice services and 40 million euros for Data services, and (ii) to a lesser extent, to the 24 million euro decrease in revenue of Services and mobile equipment;

-mostly offset by the 106 million euro improvement to revenue of IT & Integration services.

On a comparable basis, the 58 million reduction in Voice services revenue (see definition above in table footer) between the two periods reflected the downward trend in voice services, particularly conventional fixed telephony (down by 6.4% year-on-year) and, to a lesser extent, the decline in audio conference services.

On a comparable basis, the 40 million euros reduction in revenue from Data services (see definition above in table footer) between the two periods is principally the result of the 25 million euro decline in satellite broadcasting services, and the natural decline in conventional services.

On a comparable basis, the 106 million euro increase in IT and integration services revenue between the two periods was mainly due the growth of Cloud services (up 10.1% year-on-year) and security services (up 12.3% year-on-year), together with the signing of new contracts in 2018.

On a comparable basis, the 24 million euro decrease in revenue of Services and mobile equipment (see definition above in table footer) between the two periods results from (i) the 19 million euro decrease in mobile equipment sales, mainly due to the counter-effect of a significant contract during the second half of 2017 and (ii) the 8 million euro decrease in the revenue of Mobile only services.

> 2017 vs 2016

On a historical basis, the 95 million euro decrease in Enterprise revenue between 2016 and 2017 was due to (i) the adverse impact of changes in the scope of consolidation and other changes for 25 million euros mainly due to the disposal of Fime, (ii) the negative impact of foreign exchange fluctuations for 5 million euros and (iii) organic change on a comparable basis, namely a 65 million euros decrease in revenue.

On a comparable basis, the 65 million euro (0.9%) decrease of Enterprise revenue between 2016 and 2017 was attributable to (i) the 150 million euros decline in revenue from Fixed only services, of which 85 million euros were in relation to Data services and 65 million euros in relation to Voice services, (ii) partially offset by the 54 million euros improvement in IT and integration services revenue and by the 31 million euro growth in Services and mobile equipment.

On a comparable basis, this 65 million euro (4.3%) decline in revenue of Voice services between the two periods reflects primarily (i) the downward trend in conventional fixed telephony, and (i) to a lesser extent, the decline in audio conference services and incoming traffic for call centers, (iii) partially offset by growth in VoIP services.

On a comparable basis, the 85 million euro (3.0%) decrease in revenue from Data services between the two periods mainly results from the slowing in satellite broadcast services and the natural decline in conventional network services.

On a comparable basis, the 54 million euro (2.6%) increase in revenue of IT and integration services between the two periods was mainly due the growth of Cloud services (up 21% year-on-year) and cyber security services (up 19% year-on-year).

On a comparable basis, this growth of 31 million euros (3.2%) in Services and mobile equipment revenue, between the two periods reflects the rise in mobile equipment sales, due to a major contract in the second half of 2017, partially offset by the decline in mobile only services due to the negative effect of the end of additional roaming charges in the European Union countries.

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3.1.3.5.2.        Adjusted EBITDA - Enterprise

> 2018 vs 2017

On a historical basis, the 61 million euros decrease in Enterprise adjusted EBITDA between 2017 and 2018 was due to (i) the adverse effect of foreign exchange fluctuations, i.e. 10 million euros, completely offset by the favorable impact of changes in the scope of consolidation and other changes for 10 million euros and (ii) the organic change on a comparable basis, i.e. a decline of 61 million euros in adjusted EBITDA.

On a comparable basis, the 61 million euros reduction in Enterprise adjusted EBITDA between 2017 and 2018 was mainly accounted for by (i) increased labor expenses, principally related to the growth in the average number of employees (full-time equivalents), (ii) the decrease in other operating income and expenses and (iii) the 16 million euro decrease in revenue, (iv) partially offset by lower service fees and inter-operator costs.

> 2017 vs 2016

On a historical basis, the 30 million euro decrease in adjusted EBITDA for Enterprise between 2016 and 2017 reflects (i) the adverse impact of changes in the scope of consolidation and other changes amounting to 4 million euros, (ii) the negative effect of foreign exchange fluctuations for 2 million euros, and organic change on a comparable basis, being a decrease of 24 million euros in adjusted EBITDA.

On a comparable basis, the 24 million euro decrease in adjusted EBITDA for Enterprises between 2016 and 2017 can essentially be attributed to:

-(i) the 65 million euro decline in revenue, (ii) the increase in commercial expenses (handset purchases and other products sold), due to a major mobile equipment sales contract in the second half of 2017, and (iii) higher IT expenses, in connection with the expansion of IT & integration services;

-partially offset by (i) the decline in service fees and inter-operator costs, mostly because of the slowdown in satellite broadcasting services, and (ii) the decrease in other operating expenses.

3.1.3.5.3.        Operating income - Enterprise

> 2018 vs 2017

On a historical basis, the decrease of 124 million euros in Enterprise operating income between 2017 and 2018 is mainly explained (i) by the 61 million euro decrease in adjusted EBITDA, (ii) the 53 million euros increase in specific labor expenses, essentially relating to the French "Part-Time for Seniors" plan (TPS, procedures in relation to agreements on the employment of seniors in France) and related bonuses, notably the renewal in December 2018 of these provisions for three years (see Section 3.1.1.3 Significant events) and (iii) the 16 million euro increase in depreciation and amortization.

> 2017 vs 2016

On a historical basis, the 27 million euro decrease in operating income for Enterprise between the two periods is mainly attributable to (i) the counter-effect of recording net income of 47 million euros for the review of the investments and business portfolio in 2016, mainly related to the disposal of Fime for 49 million euros, and (ii) the 30 million euro decrease in adjusted EBITDA, (iii) partially offset by the 41 million euro decrease in restructuring and integration costs.

3.1.3.5.4.        CAPEX - Enterprise

> 2018 vs 2017

On a historical basis, the 29 million euros decrease in Enterprise CAPEX between 2017 and 2018 reflected (i) the 5 million euros adverse impact of foreign exchange fluctuations, more than offset by the favorable impact of changes in the scope of consolidation and other changes for 8 million euros and (ii) the organic change on a comparable basis, namely a 32 million euros reduction in CAPEX.

On a comparable basis, the 32 million euro decrease in Enterprise CAPEX between 2017 and 2018 is due to lower customer project requirements and the optimization of investments related to the network and IT system.

> 2017 vs 2016

On a historical basis, the 46 million euro increase in Enterprise CAPEX between the two periods reflected (i) the positive effect of foreign exchange fluctuations, representing 1 million euros, more than offset by the adverse impact of changes in the scope of consolidation and other changes, totaling 2 million euros, and (ii) organic change on a comparable basis, representing a 47 million euro increase in CAPEX.

On a comparable basis, the 47 million euro increase in Enterprise CAPEX between 2016 and 2017 was mainly attributable to the accelerated transformation of the IT system, and network virtualization.

Orange - 2018 Registration Document 106[Back to contents]

3.1.3.5.5.        Additional information - Enterprise

Enterprise (at December 31, in thousands, at the end of the period)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Mobile services
Number of mobile services customers in France (2)	11,383	9,974	9,974	14.1%	14.1%	8,357
Fixed-line services
Number of fixed telephone lines in France (3)	2,424	2,576	2,576	(5.9)%	(5.9)%	2,793
Number of IP-VPN accesses worldwide (4)	357	352	352	1.4%	1.4%	351
o/w: -Number of IP-VPN accesses in France (4)	299	295	295	1.5%	1.5%	295

(1)  See Section 3.1.5.1 Data on a comparable basis.

(2)  Contract customers. Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)  This figure includes standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being booked as a line.

(4)  Access of customers outside the Orange group, not including operators market.

3.1.3.6.            International Carriers & Shared Services

International Carriers & Shared Services (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Revenue	1,534	1,633	1,651	(6.1)%	(7.1)%	1,812
Adjusted EBITDA	(45)	(77)	(78)	39.7%	40.6%	(56)
Adjusted EBITDA/Revenue	(3.0)%	(4.7)%	(4.8)%			(3.1)%
Reported EBITDA	(194)	(345)	(349)	44.0%	44.7%	(212)
Operating income	(519)		(704)		26.2%	(565)
CAPEX	316	282	282	11.9%	11.9%	277
CAPEX/Revenue	20.5%	17.2%	17.1%			15.3%
Average number of employees	12,621	12,485	12,535	1.1%	0.7%	12,680

(1)  See Section 3.1.5.1 Data on a comparable basis.

3.1.3.6.1.        Revenue - International Carriers & Shared Services

International Carriers & Shared Services (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Revenue	1,534	1,633	1,651	(6.1)%	(7.1)%	1,812
Carrier services	1,150	1,268	1,275	(9.3)%	(9.8)%	1,431
Other revenue	384	365	376	5.1%	2.3%	381

(1)  See Section 3.1.5.1 Data on a comparable basis.

> 2018 vs 2017

On a historical basis, the 117 million euro decrease in International Carriers & Shared Services revenue between 2017 and 2018 can be attributed to (i) the adverse effect of foreign exchange fluctuations for 13 million euros, (ii) the negative impact of changes in the scope of consolidation and other changes representing 5 million euros, and (iii) organic change on a comparable basis, namely a 99 million euro decrease in revenue.

On a comparable basis, the 99 million euro decrease in revenue of International Carriers & Shared Services between 2017 and 2018 was due to (i) the 118 million euro decline in the international Carrier services, with in particular the decline in the voice market to Africa and the Maghreb, (ii) partly offset by the 19 million euro growth of Other revenue.

> 2017 vs 2016

On a historical basis, the 161 million euro decrease in International Carriers & Shared Services revenue between the two periods can be attributed to (i) the adverse effect of foreign exchange fluctuations for 4 million euros, (ii) the negative impact of changes in the scope of consolidation and other changes representing 2 million euros, and (iii) organic change on a comparable basis, namely an 155 million euro decrease in revenue.

On a comparable basis, the 155 million euro decline in revenue from International Carriers & Shared Services between 2016 and 2017 was largely attributable to the 147 million euro decline in the international Carrier services.

3.1.3.6.2.        Adjusted EBITDA - International Carriers & Shared Services

> 2018 vs 2017

On a historical basis, the 33 million euros growth in adjusted EBITDA of International Carriers & Shared Services between 2017 and 2018 can be attributed to (i) the positive effect of foreign exchange fluctuations for 3 million euros, partially offset by the unfavorable impact of changes in the scope of consolidation and other changes for 2 million euros, and (ii) the organic change on a comparable basis, namely a 32 million euros increase in adjusted EBITDA.

Orange - 2018 Registration Document 107[Back to contents]

On a comparable basis, the 32 million euros decrease in adjusted EBITDA for International Carriers & Shared Services between 2017 and 2018 is mainly explained by (i) the fall in service fees and inter-operator costs resulting from the declined in the international carriers activity, and the increase in other operating income and expenses, mainly due to the disposal of fixed assets (as part of the real estate optimization), (ii) partly offset by the 99 million euro decrease in revenue and by the increase in labor expenses.

> 2017 vs 2016

On a historical basis, the 22 million euro decrease in adjusted EBITDA of International Carriers & Shared Services between 2016 and 2017 includes (i) foreign exchange gains of 12million euros and the favorable impact of changes in the scope of consolidation and other changes of 1 million euros, (iii) more than offset by the organic change on a comparable basis, i.e. a 35 million euro decrease in adjusted EBITDA.

On a comparable basis, the 35 million euro decline in adjusted EBITDA for International Carriers & Shared Services between the two periods was mainly attributable to (i) the 155 million euro decline in revenue, (ii) lower brand development costs (mainly with the counter-effect of the recognition in 2016 of the costs of rebranding in Belgium, Egypt, and Morocco, and the costs of sponsoring the 2016 European Football Championship - euro 2016), and (iii) the decline in other operating income and expenses, in particular due to lower revenue from disposals of fixed assets, (iv) partially offset by the decline in service fees and inter-operator costs, resulting from the decline in services to international carriers.

3.1.3.6.3.        Operating income - International Carriers & Shared Services

> 2018 vs 2017

On a historical basis, the 185 million euro improvement in International Carriers & Shared Services operating income between 2017 and 2018 was mainly attributable to (i) the counter-effect of the recognition, in 2017, of an expense of 156 million euros for significant litigation, (ii) the 33 million euro increase in adjusted EBIDTA, (iii) the 23 million reduction in restructuring and integration costs, mainly resulting from the restoration of real estate and (iv) the positive 21 million euro effect of the securities and activities portfolio, (v) partially offset by the 76 million euro increase in specific labor expenses, mainly due to the French "Part-Time for Seniors" plan (TPS, procedures in relation to agreements on the employment of seniors in France) and associated bonuses, notably with the renewal in December 2018 of these provisions for three years (see Section 3.1.1.3 Significant events).

> 2017 vs 2016

On a historical basis, the 139 million euro deterioration in International Carriers & Shared Services operating income between 2016 and 2017 was mainly attributable to:

-(i) the recognition, in 2017, of 156 million euros in expenses for significant litigation, and (ii) the 22 million euro drop in adjusted EBITDA;

-partially offset by (i) the 23 million euro reduction in restructuring and integration costs, chiefly for restructuring the real estate portfolio, and (ii) the 20 million euro cut in specific labor expenses, mainly for TPS (French Part-Time for Seniors) plans and related bonuses.

3.1.3.6.4.        CAPEX - International Carriers & Shared Services

> 2018 vs 2017

On both a historical and a comparable basis, the 34 million euro increase in CAPEX for International Carriers & Shared Services between 2017 and 2018 was mainly due to (i) the increase in investments in real estate projects (in line with the adaptation and modernization of the real estate portfolio) and (ii) by the investments in submarine cables, with in particular the Kanawa cable that connects French Guyana, Martinique and Guadeloupe (see section 1.3 Significant events).

> 2017 vs 2016

On a historical basis, the 5 million euro increase in International Carriers & Shared Services CAPEX between the two periods includes (i) the adverse impact of changes in the scope of consolidation and other changes representing 10 million euros, and (ii) organic change on a comparable basis, i.e. a 15 million euro increase in CAPEX.

On a comparable basis, the 15 million euro increase in CAPEX for International Carriers & Shared Services between 2016 and 2017 was mainly due to the increase in investments in submarine cables, particularly the Kanawa cable.

3.1.3.7.            Orange Bank

Orange launched its banking and digital solution, Orange Bank, in November 2017 in metropolitan France, before enriching its range with a personal loan offering distributed to Orange Bank’s customers in March 2018. Since October 2018, these products are also marketed in the French overseas departments.

At December 31, 2018, 248,000 clients had subscribed to the Orange Bank offer (see Section 3.1.1.3 Significant events).

Orange Bank (at December 31, in millions of euros)	2018	2017 data on a comparable basis (1)	2017 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis	2016 data on a historical basis
Net Banking Income (NBI) (2)	43	73	73	(41.1)%	(41.1)%	21
Cost of bank credit risk (3)	(7)	(6)	(6)	18.2%	18.2%	(2)
Operating income	(169)		(93)		(80.9)%	85
CAPEX	36	60	61	(40.4)%	(40.4)%	15
Average number of employees	783	663	663	18.0%	18.0%	143

(1)  See Section 3.1.5.1 Data on a comparable basis.

(2)  Net Banking Income (NBI) recognized as other operating income (see Notes 1.2 and 4.2 to the consolidated annual financial statements).

(3)  Cost of bank credit risk recognized in other operating expenses (see Notes 1.2 and 5.2 to the consolidated annual financial statements).

Orange - 2018 Registration Document 108[Back to contents]

3.1.3.7.1.        Operating activities

Segment information for Orange Bank (operating income, investments in property, plant and equipment and intangible assets) is presented in Notes 1.2 and 1.3 to the consolidated annual financial statements.

> 2018 vs 2017

On a historical basis, the 76 million euro deterioration in Orange Bank’s operating income between 2017 and 2018 was mainly attributable to:

-the decrease in Net Banking Income (NBI, see Note 1.2 to the consolidated annual financial statements), due mainly (i) to the costs of acquiring new customers related to the increase in the volume of accounts produced during the fiscal year and (ii) the decrease in NBI from cash transactions;

-and the increase in operating expenses, resulting from the recent launch of the Orange Bank offering (IT maintenance and development, hiring, depreciation and amortization of the new investments, etc.);

-partially offset by the counter-effect of the recognition of a loss of 27 million euros in 2017 due to the Groupama Bank (now Orange Bank) takeover in 2016 (see Note 3.2 to the consolidated annual financial statements).

On a historical basis, the 25 million euros decrease in Orange Bank CAPEX between 2017 and 2018 reflects the 1 million euros adverse impact of changes in the scope of consolidation and other changes and by the organic change on a comparable basis, namely a 24 million euros reduction in CAPEX.

On a comparable basis, the decrease of 24 million euros in Orange Bank CAPEX between 2017 and 2018 resulted mainly from lower investments in 2018, as fiscal year 2017 had concentrated most of the investments dedicated to the launch of the new bank offering.

> 2017 vs 2016

Fiscal year 2017 featured the preparation of the new banking and digital solution, Orange Bank, which is available in metropolitan France since November 2, 2017.

On a historical basis, the operating income of Orange Bank was negative 93 million euros in 2017, compared to a positive 85 million euros in 2016, chiefly attributable to (i) integration of banking activities over twelve months in 2017 compared to three months in 2016, (ii) costs incurred (essentially external purchases and labor expenses) in preparing the launch of the Orange Bank offer, and (iii) effects of the takeover of Groupama Banque (since renamed Orange Bank), with the recognition of a loss of 27 million euros in 2017, compared to a profit of 97 million euros in 2016 (see Note 3.2 to the consolidated annual financial statements).

On both a historical and a comparable basis, the 46 million euro increase in Orange Bank’s CAPEX between 2016 and 2017 was primarily due to increased investment in IT, in connection with the launch of the Orange Bank offer in the second half of 2017.

3.1.3.7.2.        Assets, liabilities and cash flows

The segment information pertaining to Orange Bank (operating income, investments in property, plant and equipment and intangible assets, assets, liabilities and cash flows) are presented in Note 1 to the consolidated annual financial statements, and Orange Bank’s activities (financial assets and liabilities, management of market risks connected with the activities, and unrecognized contractual commitments) are described in Note 15 to the consolidated annual financial statements.

Outstanding loans and receivables to customers at December 31, 2018 came to 2.0 billion euros compared to 2.1 billion euros at January 1, 2018 (after integration of the effects of the IFRS 9 application). Retail loans made up 86.7% of that total. 45.5% were consumer loans (see Note 15.1.1 to the consolidated annual financial statements).

Outstanding payables to customers (deposits and savings) at December 31, 2018 came to 3.4 billion euros, down 7.8% year-on-year. This was composed mainly of retail deposits, which were down primarily in response to the end of sales of Elancio financial products. Institutional investors’ deposits made up less than half of the total (see Note 15.1.2 to the consolidated annual financial statements).

For further information on the risks relating to the Orange Bank activities, see Section 2.1.3 Financial risks.

Orange - 2018 Registration Document 109[Back to contents]

3.1.4.           Cash flow, equity and financial debt

To ensure the transparency of the financial statements and separate out the performances of the telecoms activities and the Orange Bank activities, the analysis and financial commentary are split to reflect these two scopes of operation. Accordingly, Sections 3.1.4.1 Liquidity and cash flows of telecoms activities and 3.1.4.2. Financial debt and liquidity position of telecoms activities deal with the telecom activities, and Section 3.1.3.7 Orange Bank covers the Orange Bank activities.

3.1.4.1.            Liquidity and cash flows of telecoms activities

Cash flows for the telecoms activities are presented in Note 1.6 to the consolidated annual financial statements.

Simplified statement of cash flows of telecoms activities (1) (at December 31, in millions of euros)	2018	2017 data on a historical basis	2016 data on a historical basis
Net cash provided by operating activities	9,672	9,902	8,961
Net cash used in investing activities	(8,426)	(7,962)	(5,057)
o/w: Acquisitions and proceeds from disposal of property, plant and equipment and intangible assets (2)	(7,655)	(7,311)	(8,306)
o/w: Proceeds from the disposal of EE securities (3)	-	50	4,481
Net cash used in financing activities	(1,499)	(2,834)	(2,004)
Cash change in cash and cash equivalents	(253)	(894)	1,900
Cash and cash equivalents - opening balance	5,333	6,267	4,469
Cash change in cash and cash equivalents	(253)	(894)	1,900
Non-cash change in cash and cash equivalents	1	(40)	(102)
Cash and cash equivalents - closing balance	5,081	5,333	6,267

(1)  See Note 1.6 to the consolidated annual financial statements.

(2)  Net of change in the fixed asset payables.

(3)  In 2016, this was the cash portion (Proceeds of the transaction, less costs, see Note 3.2 to the consolidated annual financial statements).

3.1.4.1.1.        Net cash provided by operating activities (telecoms activities)

Net cash provided by telecoms activities was 9,672 million euros in 2018, versus 9,902 million euros in 2017 and 8,961 million euros in 2016.

In 2018, Orange pursued its policy of actively managing its working capital requirement. The effects on the change in working capital requirement (i) of the sale of receivables in Spain, and (ii) the extended payment terms on certain suppliers of goods and services and fixed assets, are described in Notes 4.3 and 5.6, respectively, to the consolidated annual financial statements.

> 2018 vs 2017

Change in net cash provided by telecoms activities - 2018 vs 2017 (at December 31, in millions of euros)
Net cash provided by operating activities in 2017	9,902
Increase (decrease) in reported EBITDA	200
Change in working capital requirement (1)	(281)
Decrease (increase) in operating taxes and levies paid	155
Decrease (increase) in interest paid and interest rate effects on derivatives, net (net of dividends received)	65
Decrease (increase) in income tax paid	(344)
Other (2)	(25)
Net cash provided by operating activities in 2018	9,672

(1)  See Section 7.2.1 Financial glossary.

(2)  Of which the change in the elimination of non-monetary effects included in the calculation of reported EBITDA.

Between 2017 and 2018, the 230 million euro decrease in net cash generated by telecoms activities was largely attributable to:

-a €344 million in income tax expense paid, mainly in France, primarily due to (i) counter-effects of the 3% tax on dividends in 2017, and particularly the repayment of €304 million by the French tax authorities in 2017 in relation to the dispute regarding this tax (see Note 9.2 to the consolidated financial statements), and (ii) the increase in down payments during the year due to the exhaustion of tax loss carryforwards in 2018, and (iii) partly offset by the counter-effect of the implementation of the exceptional surtax applicable to 2017 (see Note 9.2 to the consolidated annual financial statements);

-the €281 million change in working capital, largely resulting from (i) a less pronounced increase in trade payables on other goods and services in 2018 than in 2017, and (ii) a larger increase in gross inventories in 2018 than in 2017;

-partly offset by (i) a €200 million increase in reported EBITDA, and (ii) by the €155 million decrease in operating taxes and levies paid.

Orange - 2018 Registration Document 110[Back to contents]

> 2017 vs 2016

Change in net cash provided by telecoms activities - 2017 vs 2016 (at December 31, in millions of euros)
Net cash provided by operating activities in 2016	8,961
Increase (decrease) in reported EBITDA	311
Change in working capital requirement	390
Fine from the French Competition Authority in the Enterprise market (1)	350
Others	40
Decrease (increase) in operating taxes and levies paid	(35)
Decrease (increase) in interest paid and interest rate effects on derivatives, net (net of dividends received)	(164)
Decrease (increase) in income tax paid	322
Other (2)	117
Net cash provided by operating activities in 2017	9,902

(1)  See Consolidated statement of cash flows and Notes 5.7 and 16.1 to the consolidated annual financial statements. A 350 million euro deterioration in the working capital requirement in 2016, due to payment of the fine.

(2)  Of which the change in the elimination of non-monetary effects included in the calculation of reported EBITDA.

Between 2016 and 2017, the 941 million euro increase in net cash from investing activities of telecoms activities was largely attributable to:

-the change in working capital requirement for 390 million euro, resulting in large part from the counter-effect in 2016 of payment of the 350 million euro fine from the French Competition Authority for anti-competitive practices in the Enterprise market (see Consolidated statement of cash flows, Notes 5.7 and 16.1 to the consolidated annual financial statements);

-the 311 million euro increase in reported EBITDA;

-and the 322 million euro cut in corporate income tax paid, mainly due to the refund of 304 million euros by the French tax authorities in 2017 for the dispute over the 3% tax on dividends (see Note 9.2 to the consolidated annual financial statements);

-partially offset by the 164 million euro increase in net interest paid and interest rate effects on derivatives, net (net of dividends received), primarily due to the counter-effect of the receipt of 173 million euros in dividends paid by EE in 2016 (see Consolidated statement of cash flows).

3.1.4.1.2.        Net cash used in investing activities (telecoms activities)

The net cash used in investing activities of telecoms activities amounted to a negative 8,426 million euros in 2018 as against a negative 7,962 million euros in 2017, and a negative 5,057 million euros in 2016.

> 2018 vs 2017

Between 2017 and 2018, the 464 million euro increase in net cash used in investing activities of telecoms activities was largely attributable to:

-impacts of proceeds from the disposal of BT securities for 380 million euros, with proceeds of 53 million euros in 2018, compared to 433 million euros in 2017 (amount net of costs, see Note 11.7 to the consolidated annual financial statements);

-the recognition of the 346 million euro escrow amount in 2018 relating to the Digicel dispute (see Notes 11.7 and 16.1 to the consolidated annual financial statements);

-the 344 million euro increase in acquisitions and proceeds from disposal of property, plant and equipment and intangible assets (net of changes in the fixed asset payables), mainly in France, in line with the growth in CAPEX between the two periods (see Section 3.1.2.5 Group capital expenditures);

-and the acquisition of Basefarm in 2018 for 230 million euros (see Section 3.1.1.3 Significant events);

-partly offset by the counter-effect on the 1,074 million euro increase of investments at fair value (excluding cash equivalents) in 2017.

> 2017 vs 2016

Between 2016 and 2017, the 2,905 million euro increase in net cash used in investing activities of telecoms activities was largely attributable to:

-(i) the counter-effect of the recognition in 2016 of the cash portion of the proceeds from the disposal of EE securities for 4,481 million euros (proceeds from the transaction less costs), and (ii) the change in equity investments and other financial assets (with an increase of 1,082 million euros in 2017 compared to an increase of 65 million euros in 2016);

-partially offset by:

-the counter-effect of acquisitions of investment securities (net of cash acquired) made in Africa in 2016, for a total of 1,120 million euros (Airtel in Burkina Faso and in Sierra Leone, Oasis (Tigo) in the Democratic Republic of the Congo, and Cellcom Telecommunications in Liberia, see Note 3.2 to the consolidated annual financial statements),

-the 995 million euro decrease in acquisitions and proceeds from disposal of property, plant and equipment and intangible assets (net of the change in fixed asset payables), primarily due to the acquisition of far fewer telecommunications licenses in 2017 than in 2016 (primarily 4G licenses in Poland and in Egypt in 2016, and the partial payment due on the 700 MHz license acquired in France in 2015, payment for which is staggered from 2016 to 2018, see Section 3.1.2.5 Group capital expenditures),

-and the proceeds from the disposal of BT securities sold in 2017 for 433 million euros net of fees (see Note 11.7 to the consolidated annual financial statements).

Orange - 2018 Registration Document 111[Back to contents]

3.1.4.1.2.1.       Acquisitions and proceeds from disposal of property, plant and equipment and intangible assets

Acquisitions and proceeds from disposal of property, plant and equipment and intangible assets (at December 31, in millions of euros, net of change in the fixed asset payables)	2018	2017 data on a historical basis	2016 data on a historical basis
Purchases of property, plant and equipment and intangible assets (1)	(7,606)	(7,466)	(8,477)
CAPEX	(7,406)	(7,148)	(6,956)
Telecommunications licenses	(200)	(318)	(1,521)
Increase (decrease) in fixed asset payables (2)	(241)	8	26
Proceeds from sales of property, plant and equipment and intangible assets	192	147	145
Telecoms activities total	(7,655)	(7,311)	(8,306)

(1)  Investments financed through finance leases have no effect on cash flows when acquired (see Section 3.1.2.5 Group capital expenditures and Notes 1.3 and 8.4 to the consolidated annual financial statements).

(2)  Including investing donations received in advance.

3.1.4.1.2.2.       Acquisitions and proceeds from sales of investment securities

Acquisitions and proceeds from sales of investment securities (1) (at December 31, in millions of euros, nets of cash acquired or transferred)	2018	2017 data on a historical basis	2016 data on a historical basis
Acquisitions of investment securities (net of cash acquired)	(380)	(84)	(1,274)
Acquisition of 100% of Basefarm (2)	(230)	-	-
Acquisition of 88.2% in Business & Decision (2)	(36)	-	-
Acquisition of 100% of Enovacom (2)	(29)	-	-
Acquisition of 100% of Airtel in Burkina Faso	21	(10)	(515)
Acquisition of 100% of Airtel in Sierra Leone	19	-	(305)
Acquisition of 100% of Oasis (Tigo) in the Democratic Republic of the Congo (DRC)	-	-	(178)
Acquisition of 100% of Cellcom Telecommunication in Liberia	(3)	-	(122)
Other acquisitions	(122)	(74)	(154)
Proceeds from sales of investment securities (net of cash transferred)	110	515	4,588
Proceeds from the disposal of BT securities (3)	53	433	-
Proceeds from the disposal of EE securities (4)	-	50	4.481
Proceeds from the sale of 10% of Dailymotion	-	26	-
Other proceeds from sales	57	6	107
Telecoms activities total	(270)	431	3,314

(1)  See Note 3.2 to the consolidated annual financial statements.

(2)  See Section 3.1.1.3 Significant events.

(3)  See Note 11.7 to the consolidated annual financial statements.

(4)  In 2016, this was the cash portion (Proceeds of the transaction, less costs, see Note 3.2 to the consolidated annual financial statements).

3.1.4.1.2.3.       Other changes in securities and other financial assets

Decrease (increase) in securities and other financial assets (at December 31, in millions of euros)	2018	2017 data on a historical basis	2016 data on a historical basis
Investments at fair value, excluding cash equivalents	(31)	(1,074)	(345)
Others	(470)	(8)	280
Telecoms activities total	(501)	(1,082)	(65)

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3.1.4.1.3.        Net cash used in financing activities (telecoms activities)

The net cash used in financing activities of telecoms activities was a negative 1,499 million euros in 2018, versus a negative 2,834 million euros in 2017 and a negative 2,004 million euros in 2016.

Net cash used in financing activities (at December 31, in millions of euros)	2018	2017 data on a historical basis	2016 data on a historical basis
Change in medium and long-term debt (1)	1,119	(278)	744
Medium and long-term debt issuances	5,214	2,450	3,411
Medium and long-term debt redemptions and repayments	(4,095)	(2,728)	(2,667)
Increase (decrease) of bank overdrafts and short-term borrowings (1)	(251)	964	90
Net change in cash collateral deposits (1)	203	(1,138)	(888)
Exchange rate effects on derivatives, net	7	(66)	201
Coupon on subordinated notes (2) (3)	(280)	(282)	(291)
Proceeds (purchases) from treasury shares (2)	(98)	(4)	2
Purchases of treasury shares - Orange Vision 2020 free share award plan	(101)	-	-
Other disposal (purchases) from treasury shares	3	(4)	2
Capital increase (decrease) (2)	(87)	(66)	9
Capital increase (decrease) of owners of the parent company (4)	-	-	113
Capital increase (decrease) of non-controlling interests	(87)	(66)	(104)
Changes in ownership interests with no gain or loss of control in subsidiaries	(6)	1	(16)
Dividends paid (2)	(2,106)	(1,965)	(1,855)
Dividends paid to owners of the parent company (3)	(1,860)	(1,729)	(1,596)
Dividends paid to non-controlling interests	(246)	(236)	(259)
Telecoms activities total	(1,499)	(2,834)	(2,004)

(1)  See Note 11 to the consolidated annual financial statements.

(2)  See Note 13 to the consolidated annual financial statements.

(3)  See Section 3.1.4.3 Equity.

(4)  Capital increase in 2016 for the Employee shareholding plan Orange Ambition 2016.

> 2018 vs 2017

Between 2017 and 2018, the 1,335 million euro decrease in net cash related to the financing of telecoms activities was largely attributable to:

-the 2,764 million euro increase in medium and long-term debt issuance (see Notes 11.5 and 11.6 to the consolidated annual financial statements);

-and the net change in cash collateral (with an increase of 203 million euros in 2018 compared with a decrease of 1,138 million euros in 2017), reflecting the change in the fair value of derivatives used mainly for hedging bond loans denominated in the Group’s currencies (with an improvement in 2018 compared with a deterioration in 2017), see Note 12.5 to the consolidated annual financial statements);

-partly offset (i) by the 1,367 million increase in medium- and long-term loan repayments, and (ii) changes in bank overdrafts and short-term borrowings (with a decrease of 251 million in 2018 compared to an increase of 964 million in 2017).

> 2017 vs 2016

Between 2016 and 2017, the 830 million euro increase in net cash related to the financing of telecoms activities was largely attributable to:

-(i) the 961 million euro decline in additions to medium- and long-term debt (see Notes 11.5 and 11.6 to the consolidated annual financial statements), and (ii) to a lesser extent, the change in the exchange rate effects on derivatives, net and the net change in cash collateral deposits (see Note 12.5 to the consolidated annual financial statements);

-partially offset by the 874 million euro increase in bank overdrafts and short-term borrowings.

3.1.4.2.            Financial debt and liquidity position of telecoms activities

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks.

3.1.4.2.1.        Net financial debt

Net financial debt (see Note 11.3 to the consolidated annual financial statements) [REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.] are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange Group uses them, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary. Net financial debt as defined and used by Orange does not include Orange Bank activities, for which this concept is not relevant.

(as at December 31)	2018	2017 data on a historical basis	2016 data on a historical basis
Net financial debt (1) (2)	25,441	23,843	24,444
[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

(1)  See Section 3 1.5 Financial indicators not defined by IFRS.

(2)  In millions of euros.

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> 2018 vs 2017

Between December 31, 2017 and December 31, 2018, net financial debt rose 1,598 million euros.

Change in net financial debt - 2018 vs 2017 (at December 31, in millions of euros)
Net financial debt at December 31, 2017	23,843
Adjusted EBITDA of telecoms activities	(13,151)
CAPEX of telecoms activities	7,406
Telecommunication licenses paid	422
Decrease (increase) of CAPEX suppliers (1)	19
Increase (decrease) in working capital requirement (2)	199
Interest paid and interest rate effects on derivatives, net (net of dividends received)	1,208
Income tax paid	928
Other operating items (3)	954
Acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control in subsidiaries	276
Coupon on subordinated notes (4)	280
Dividends paid to owners of the parent company (4)	1,860
Dividends paid to non-controlling interests	246
Other financial items	951
Provision for the Digicel litigation (5)	346
Purchases of treasury shares - Orange Vision 2020 free share award plan (6)	101
Orange Bank capital increase subscribed by the Group (7)	101
Other (8)	403
Net financial debt at December 31, 2018	25,441

(1)  Including investing donations received in advance.

(2)  See Section 7.2.1 Financial glossary.

(3)  Primarily (i) the disbursements relating to restructuring and integration costs, and (ii) elimination of non-monetary effects included in adjusted EBITDA.

(4)  See Section 3.1.4.3 Equity and Note 13 to the consolidated annual financial statements.

(5)  See Notes 11.7 and 16.1 to the consolidated annual financial statements.

(6)  See Section 3.1.1.3 Significant events and Note 6.3 to the consolidated annual financial statements.

(7)  See Note 1.6 to the consolidated annual financial statements.

(8)  Mainly the effect of changes in the scope of consolidation, primarily corresponding to acquisitions of Basefarm and Business & Decision in 2018 (see Section 3.1.1.3 Significant events).

> 2017 vs 2016

Between December 31, 2016 and December 31, 2017, net financial debt fell 601 million euros.

Change in net financial debt - 2017 vs 2016 (at December 31, in millions of euros)
Net financial debt at December 31, 2016	24,444
Adjusted EBITDA of telecoms activities	(12,741)
CAPEX of telecoms activities	7,148
Telecommunication licenses paid	617
Decrease (increase) of CAPEX suppliers (1)	(307)
Increase (decrease) in working capital requirement	(82)
Interest paid and interest rate effects on derivatives, net (net of dividends received)	1,273
Income tax paid	584
Other operating items (2)	917
Acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control in subsidiaries	(432)
Proceeds from the disposal of BT securities (3)	(433)
Others	1
Coupon on subordinated notes (4)	282
Dividends paid to owners of the parent company (4)	1,729
Dividends paid to non-controlling interests	236
Other financial items (5)	175
Net financial debt at December 31, 2017	23,843

(1)  Including investing donations received in advance.

(2)  Primarily (i) the disbursements relating to restructuring and integration costs, and (ii) elimination of non-monetary effects included in adjusted EBITDA.

(3)  Net of fees (see Note 3.2 to the consolidated annual financial statements).

(4)  See Section 3.1.4.3 Equity and Note 13 to the consolidated annual financial statements.

(5)  Primarily the impact of economic hedges of the Group’s exposure to sterling.

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3.1.4.2.2.        Management of financial debt and liquidity position

The assets, liabilities and net finance costs excluding the Orange Bank activities along with the information on market risks and the fair value of financial assets and liabilities excluding the Orange Bank activities are respectively described in Notes 11 and 12 to the consolidated annual financial statements.

At December 31, 2018, the cash and cash equivalents of telecoms activities stood at 5,081 million euros, and the liquidity position of telecoms activities was 13,964 million euros. At December 31, 2018, the liquidity position of telecoms activities exceeded the repayment obligations of its gross financial debt in 2019 (see Note 12.3 to the consolidated annual financial statements).

3.1.4.2.3.        Exposure to market risks and financial Instruments

The management of interest rate risk, foreign exchange risk, liquidity risk, credit risk and counterparty risk, financial covenants and equity market risk, is described in Note 12 to the consolidated annual financial statements.

For further information on risks relating to financial markets, see Section 2.1.3 Financial risks.

3.1.4.2.4.        Orange’s credit ratings

Orange’s credit rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the compensation paid to investors via a Step-up clause (Step-up: a clause that triggers an increase in interest payments in the event of a downgrading of Orange’s long-term credit rating by the rating agencies, according to contractually defined rules - this clause may also stipulate a downward revision of the coupon interest rate in the event of an improvement in the rating, as long as the interest rate does not drop below the initial interest rate on the loan - see Note 12.3 to the consolidated annual financial statements).

On June 27, 2018, the rating agency Japan Credit Rating upgraded Orange’s long-term debt rating from A- to A and correlatively revised the outlook on Orange’s long term debt from Positive to Stable.

Orange’s credit rating at December 31, 2018 was as follows:

Orange’s debt ratings (at December 31, 2018)	Standard & Poor’s	Moody’s	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A
Outlook	Stable	Stable	Stable	Stable
Short-term debt	A2	P2	F2	Not applicable

For further information on risks related to the financial markets and a history of the Company’s credit ratings, see Section 2.1.3 Financial risks.

3.1.4.3.            Equity

At December 31, 2018, the French State held 22.95% of the capital of Orange SA and 29.47% of the voting rights, directly or jointly with Bpifrance Participations (see Note 13 to the consolidated annual financial statements).

The payment of dividends by Orange took place as follows (see Note 13.3 to the consolidated annual financial statements):

-in 2018, payment of (i) the balance of the dividend of 0.40 euros per share in respect of the 2017 fiscal year, and (ii) the interim dividend of 0.30 euros per share in respect of the 2018 fiscal year;

-in 2017, payment of (i) the balance of the dividend of 0.40 euros per share in respect of the 2016 fiscal year, and (ii) the interim dividend of 0.25 euros per share in respect of the 2017 fiscal year;

-and in 2016, payment of (i) the balance of the dividend of 0.40 euros per share in respect of the 2015 fiscal year, and (ii) the interim dividend of 0.20 euros per share in respect of the 2016 fiscal year.

Additionally, Orange has not exercised its right to defer the coupon related to the deeply subordinated notes since their issuance and, accordingly, it paid the noteholders 280 million euros, in 2018, 282 million euros in 2017, and 291 million euros in 2016 (see Note 13.4 to the consolidated annual financial statements).

Capital management is described in Note 12.7 to the consolidated annual financial statements. Changes in equity are described in the Consolidated statement of changes in shareholders’ equity in the consolidated annual financial statements, as well as in Note 13 to the consolidated annual financial statements.

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3.1.5.           Financial indicators not defined by IFRS

In this document, other than the financial indicators reported in accordance with the IFRS (International Financial Reporting Standards), Orange publishes financial indicators that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial indicators as defined by IFRS.

3.1.5.1.            Data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the impact of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the Consolidated income statement for the period ended.

Orange’s management believes that the presentation of these indicators on a comparable basis is pertinent, as these are indicators used internally by the Group for monitoring its operating activities. Changes in data on a comparable basis better reflect organic business changes.

Data on a comparable basis are not financial indicators defined by IFRS and may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of the Group’s historical data for the past year or previous periods.

3.1.5.1.1.        Data on a comparable basis for 2017

The data on a comparable basis for 2017 is comparable in terms of method, scope and exchange rates to the data on a historical basis for 2018.

3.1.5.1.1.1.       2017 fiscal year - Group

The following table presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the 2017 fiscal year for the key operating data.

2017 fiscal year/Group (at December 31, 2017, in millions of euros)	Revenue	Adjusted EBITDA	Reported EBITDA	CAPEX	Average number of employees
Data on a historical basis	40,859	12,680	11,863	7,209	138,038
Foreign exchange fluctuations (1)	(189)	(28)	(27)	(26)	-
US dollar (USD)	(84)	(28)	(27)	(6)	-
Egyptian pound (EGP)	(27)	(8)	(8)	(9)	-
Jordanian dinar (JOD)	(18)	(6)	(6)	(3)	-
Argentine Peso (ARS)	(10)	-	1	-	-
Russian ruble (RUB)	(9)	-	-	(1)	-
Guinean franc (GNF)	(8)	(3)	(3)	(1)	-
Malagasy Ariary (MGA)	(7)	(1)	(1)	(1)	-
Others	(26)	18	17	(5)	-
Changes in the scope of consolidation and other changes	167	8	13	8	1,438
Acquisition of Business & Decision	109	4	3	1	1.080
Acquisition of Basefarm Holding	30	6	6	6	143
Acquisition of Enovacom	13	(2)	(2)	1	134
Others	15	-	6	-	81
Data on a comparable basis	40,837	12,660	11,849	7,191	139,476

(1)  Foreign exchange fluctuations between the average exchange rates for the 2017 fiscal year and average rates for the 2018 fiscal year.

The changes included in the transition from data on a historical basis to data on a comparable basis for the 2017 fiscal year primarily include:

-the changes in the scope of consolidation (see Section 3.1.1.3 Significant events and Note 3.2 to the consolidated annual financial statements), with mainly:

-the takeover of Business & Decision (Enterprise) on June 5, 2018, taking effect from July 1, 2018, on a comparable basis,

-the acquisition of Basefarm Holding (Enterprise) on August 14, 2018, taking effect from October 1, 2018, on a comparable basis,

-the acquisition of Enovacom (Enterprise) on February 21, 2018, taking effect from March 1, 2018, on a comparable basis;

-and the foreign exchange fluctuations between the average exchange rates for the 2017 fiscal year and for the 2018 fiscal year.

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3.1.5.1.1.2.       2017 fiscal year - Segments

The following table presents, for each segment of the Orange group, the transition from data on a historical basis to data on a comparable basis for the 2017 fiscal year for the key operating data.

2017 fiscal year - Segments (at December 31, 2017, in millions of euros)	Revenue	Adjusted EBITDA	Reported EBITDA	CAPEX	Average number of employees
France
Data on a historical basis	18,046	6,878	6,444	3,451	59,622
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	2	1	2	-	58
Data on a comparable basis	18,048	6,879	6,446	3,451	59,680
Spain
Data on a historical basis	5,231	1,567	1,563	1,115	6,565
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	1	1	1	-	4
Data on a comparable basis	5,232	1,568	1,564	1,115	6,569
Europe
Data on a historical basis	5,578	1,456	1,417	897	22,636
Foreign exchange fluctuations (1)	4	2	2	1	-
Changes in the scope of consolidation and other changes (2)	11	2	3	1	70
Data on a comparable basis	5,593	1,460	1,422	899	22,706
Africa & Middle East
Data on a historical basis	5,030	1,612	1,591	1,021	15,210
Foreign exchange fluctuations (1)	(90)	(24)	(23)	(22)	-
Changes in the scope of consolidation and other changes (2)	-	(3)	(3)	-	-
Data on a comparable basis	4,940	1.585	1,565	999	15,210
Enterprise
Data on a historical basis	7,251	1,306	1,258	382	20,807
Foreign exchange fluctuations (1)	(94)	(10)	(10)	(5)	-
Changes in the scope of consolidation and other changes (2)	151	10	10	8	1,356
Acquisition of Business & Decision	109	4	3	1	1,080
Acquisition of Basefarm	30	6	6	6	143
Acquisition of Enovacom	13	(2)	(2)	1	134
Other changes (2)	(1)	2	3	-	(1)
Data on a comparable basis	7,308	1,306	1,258	385	22,163
International Carriers & Shared Services
Data on a historical basis	1,651	(78)	(349)	282	12,535
Foreign exchange fluctuations (1)	(13)	3	4	-	-
Changes in the scope of consolidation and other changes (2)	(5)	(2)	-	-	(50)
Data on a comparable basis	1,633	(77)	(345)	282	12,485
Orange Bank
Data on a historical basis	-	(62)	(62)	61	663
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	-	-	(1)	-
Data on a comparable basis	-	(62)	(62)	60	663

(1)  Foreign exchange fluctuations between the average exchange rates for the 2017 fiscal year and average rates for the 2018 fiscal year.

(2)  Including the effect of internal reorganizations between segments which have no effect at Group level.

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3.1.5.1.2.        Data on a comparable basis for 2016

The data on a comparable basis for 2016 is comparable in terms of method, scope and exchange rates to the data on a historical basis for 2017.

3.1.5.1.2.1.       2016 Fiscal year - Group

The following table presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the 2016 fiscal year for the key operating data.

2016 fiscal year/Group (at December 31, 2016, in millions of euros)	Revenue	Adjusted EBITDA	Reported EBITDA	CAPEX	Average number of employees
Data on a historical basis	40,708	12,564	11,601	6,971	141,257
Foreign exchange fluctuations (1)	(485)	(156)	(155)	(20)	-
Egyptian pound (EGP)	(517)	(165)	(164)	(27)	-
Polish zloty (PLN)	64	16	16	11	-
US dollar (USD)	(16)	(3)	(3)	(2)	-
Others	(16)	(4)	(4)	(2)	-
Changes in the scope of consolidation and other changes	160	11	(47)	23	575
Acquisition of Airtel in Burkina Faso	94	26	26	14	131
Acquisition of Oasis (Tigo) in the Democratic Republic of the Congo (DRC)	45	(6)	(6)	2	43
Acquisition of Airtel in Sierra Leone	32	9	9	5	156
Acquisition of Cellcom Telecommunications in Liberia	15	6	6	4	85
Disposal of Fime	(19)	(3)	(52)	(1)	(166)
Acquisition of Groupama Banque (renamed Orange Bank)	-	(23)	(23)	-	363
Others	(7)	2	(7)	(1)	(37)
Data on a comparable basis	40,383	12,419	11,399	6,974	141,832

(1)  Foreign exchange fluctuations between the average exchange rates for the 2016 fiscal year and average rates for the 2017 fiscal year.

The changes included in the transition from data on a historical basis to data on a comparable basis for the 2016 fiscal year primarily include:

-the changes in the scope of consolidation (see Note 3.2 to the consolidated annual financial statements), with mainly:

-the acquisition of Oasis (Tigo) in the Democratic Republic of the Congo (DRC, Africa & Middle East) on April 20, 2016, taking effect from January 1, 2016, in data on a comparable basis,

-the acquisition of Airtel in Burkina Faso (Africa & Middle East) on June 22, 2016, taking effect from January 1, 2016, on a comparable basis,

-the acquisition of Cellcom Telecommunications in Liberia (Africa & Middle East) on April 5, 2016, taking effect from January 1, 2016, on a comparable basis,

-the acquisition of Airtel in Sierra Leone (Africa & Middle East) on July 19, 2016, taking effect from January 1, 2016, on a comparable basis,

-the disposal of Fime (Enterprise) on May 31, 2016, taking effect from January 1, 2016, on a comparable basis,

-and the acquisition of Groupama Banque (renamed Orange Bank) on October 4, 2016, taking effect from January 1, 2016, on a comparable basis;

-and the foreign exchange fluctuations between the average exchange rates for the 2016 fiscal year and for the 2017 fiscal year.

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3.1.5.1.2.2.       2016 Fiscal year - Segments

The following table presents, for each segment of the Orange group, the transition from data on a historical basis to data on a comparable basis for the 2016 fiscal year for the key operating data.

2016 fiscal year/Segments (at December 31, 2016, in millions of euros)	Revenue	Adjusted EBITDA	Reported EBITDA	CAPEX	Average number of employees
France
Data on a historical basis	17,896	6,729	6,128	3,421	63,094
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	1	1	10	-
Data on a comparable basis	17,896	6,730	6,129	3,431	63,094
Spain
Data on a historical basis	4,909	1,351	1,224	1,086	6,401
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	2	2	-	(2)
Data on a comparable basis	4,909	1,353	1,226	1,086	6,399
Europe
Data on a historical basis	5,482	1,558	1,543	874	23,255
Foreign exchange fluctuations (1)	72	20	19	12	-
Changes in the scope of consolidation and other changes (2)	-	-	-	-	-
Data on a comparable basis	5,554	1,578	1,562	886	23,255
Africa & Middle East
Data on a historical basis	5,245	1,658	1,638	962	15,368
Foreign exchange fluctuations (1)	(550)	(187)	(186)	(33)	-
Changes in the scope of consolidation and other changes (2)	186	35	19	25	415
Acquisition of Airtel in Burkina Faso	94	26	26	14	131
Acquisition of Oasis (Tigo) in the Democratic Republic of the Congo (DRC)	45	(6)	(6)	2	43
Acquisition of Airtel in Sierra Leone	32	9	9	5	156
Acquisition of Cellcom Telecommunications in Liberia	15	6	6	4	85
Other changes (2)	-	-	(16)	-	-
Data on a comparable basis	4,881	1,506	1,471	954	15,783
Enterprise
Data on a historical basis	7,346	1,336	1,292	336	20,316
Foreign exchange fluctuations (1)	(5)	(2)	(2)	1	-
Changes in the scope of consolidation and other changes (2)	(25)	(4)	(51)	(2)	(191)
Disposal of Fime	(19)	(3)	(52)	(1)	(166)
Other changes (2)	(6)	(1)	1	(1)	(25)
Data on a comparable basis	7,316	1,330	1,239	335	20,125
International Carriers & Shared Services
Data on a historical basis	1,812	(56)	(212)	277	12,680
Foreign exchange fluctuations (1)	(4)	12	12	-	-
Changes in the scope of consolidation and other changes (2)	(2)	1	7	(10)	(10)
Data on a comparable basis	1,806	(43)	(193)	267	12,670
Orange Bank
Data on a historical basis	-	(12)	(12)	15	143
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	(23)	(23)	-	363
Acquisition of Groupama Banque (renamed Orange Bank)	-	(23)	(23)	-	363
Other changes (2)	-	-	-	-	-
Data on a comparable basis	-	(35)	(35)	15	506

(1)  Foreign exchange fluctuations between the average exchange rates for the 2016 fiscal year and average rates for the 2017 fiscal year.

(2)  Including the effect of internal reorganizations between segments which have no effect at Group level.

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3.1.5.2.            Adjusted EBITDA and reported EBITDA

Reported EBITDA is operating income before depreciation and amortization, before effects resulting from business combinations, before reclassification of translation adjustment from liquidated entities, before impairment of goodwill and fixed assets and before share of profits (losses) of associates and joint ventures.

Adjusted EBITDA is reported EBITDA adjusted for the effects of significant litigations, specific labor expenses, review of the investments and business portfolio, restructuring and integration costs and, where appropriate, other specific items that are systematically specified (see Note 1.7 to the consolidated annual financial statements).

The reconciliation between adjusted EBITDA, reported EBITDA and consolidated net income is shown below.

(at December 31, in millions of euros)	2018			2017			2016
				data on a historical basis			data on a historical basis
	Adjusted data	Presentation adjust- ments (1)	Consolidated income statement	Adjusted data	Presentation adjust- ments (1)	Consolidated income statement	Adjusted data	Presentation adjust- ments (1)	Consolidated income statement
Revenue	41,381	-	41,381	40,859	-	40,859	40,708	-	40,708
External purchases	(18.563)	-	(18.563)	(18.381)	-	(18.381)	(18.186)	-	(18.186)
Other operating income	760	-	760	687	14	701	732	7	739
Other operating expense	(496)	(9)	(505)	(434)	(290)	(724)	(457)	(89)	(546)
Labor expenses	(8.268)	(806)	(9.074)	(8.200)	(374)	(8.574)	(8.340)	(526)	(8.866)
Operating taxes and levies	(1.809)	(31)	(1.840)	(1.851)	5	(1.846)	(1.893)	85	(1.808)
Gains (losses) on disposal	-	17	17	-	(5)	(5)	-	59	59
Restructuring and integration costs	-	(199)	(199)	-	(167)	(167)	-	(499)	(499)
Adjusted EBITDA	13,005	(1.028)	-	12,680	(817)	-	12,564	(963)	-
Significant litigations	(33)	33	-	(271)	271	-	10	(10)	-
Specific labor expenses	(812)	812	-	(374)	374	-	(525)	525	-
Investments and businesses portfolio review	17	(17)	-	(5)	5	-	59	(59)	-
Restructuring and integration costs	(200)	200	-	(167)	167	-	(499)	499	-
Other specific items	-	-	-	-	-	-	(8)	8	-
Reported EBITDA	11,977	-	11,977	11,863	-	11,863	11,601	-	11,601
Depreciation and amortization	-	-	(7.047)	-	-	(6.846)	-	-	(6.728)
Effects resulting from business combinations	-	-	-	-	-	(27)	-	-	97
Reclassification of translation adjustment from liquidated entities	-	-	1	-	-	(8)	-	-	14
Impairment of goodwill	-	-	(56)	-	-	(20)	-	-	(814)
Impairment of fixed assets	-	-	(49)	-	-	(190)	-	-	(207)
Share of profits (losses) of associates and joint ventures	-	-	3	-	-	6	-	-	(46)
Operating income	-	-	4,829	-	-	4,778	-	-	3,917
Finance costs, net	-	-	(1.362)	-	-	(1.715)	-	-	(2.097)
Income tax	-	-	(1.309)	-	-	(1.052)	-	-	(951)
Consolidated net income of continuing operations	-	-	2,158	-	-	2.011	-	-	869
Net income of discontinued operations	-	-	-	-	-	29	-	-	2.253
Consolidated net income	-	-	2,158	-	-	2,040	-	-	3,122
Net income attributable to owners of the parent company	-	-	1.954	-	-	1.843	-	-	2.813
Non-controlling interests	-	-	204	-	-	197	-	-	309

(1)  The presentation adjustments allow re-assignment of specific line items identified in the segment information (see Note 1 to the consolidated annual financial statements) to the lines for operating income and expenses presented in the Consolidated income statement.

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Orange’s management considers that the presentation of adjusted EBITDA and reported EBITDA is pertinent because they are operating performance indicators used internally by the Group (i) to manage and assess its operating results and segment results, and (ii) to implement its investments and resource allocation strategy. Adjusted EBITDA and reported EBITDA, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunications industry.

Adjusted EBITDA and reported EBITDA are not financial indicators defined by IFRS and may not be comparable to similarly titled indicators used by other companies. They are provided as additional information only and should not be considered as a substitute for operating income or cash provided by operating activities.

3.1.5.3.            CAPEX

Investments in property, plant and equipment and intangible assets excluding telecommunication licenses and investments financed through finance leases (hereinafter referred to as "CAPEX") represent the acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses and changes in fixed asset payables, as presented in the Consolidated statement of cash flows (investments financed through finance leases do not affect cash flows upon acquisition). The calculation below shows the transition from CAPEX to (i) acquisitions of property, plant and equipment and intangible assets, excluding changes in the fixed asset payables, as presented in the Consolidated statement of cash flows, and (ii) investments in property, plant and equipment and intangible assets as presented in Note 1.3 to the consolidated annual financial statements.

(at December 31, in millions of euros)	2018	2017 data on a historical basis	2016 data on a historical basis
CAPEX	7,442	7,209	6,971
Telecommunications licenses	200	318	1.521
Purchases of property, plant and equipment and intangible assets (1)	7,642	7,527	8,492
Investments financed through finance leases	136	43	91
Investments in property, plant and equipment and intangible assets	7,778	7,570	8,583

(1)  Excluding change in the fixed asset payables.

CAPEX does not include investments financed through finance leases (no effect on cash flow upon acquisition) and investments in telecommunication licenses, the acquisition of these licenses not being part of the daily monitoring of operating investments.

Orange’s management considers that presenting CAPEX is relevant because it is the indicator used internally by the Group in allocating resources, so as to measure the operating efficiency of the use of investments in each of its operating segments.

CAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets.

3.1.5.4.            Adjusted EBITDA - CAPEX

"Adjusted EBITDA - CAPEX" corresponds to adjusted EBITDA (see Section 3.1.5.2 Adjusted EBITDA and reported EBITDA) less CAPEX (see Section 3.1.5.3 CAPEX).

Orange’s management considers that the presentation of "Adjusted EBITDA - CAPEX" is pertinent because it is the operating performance indicator used internally by the Group to (i) manage and assess its operating results and segment results, and (ii) implement its investments and resource allocation strategy.

"Adjusted EBITDA - CAPEX" is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for analysis of net cash provided by operating activities and net cash allocated to the Group’s investing activities.

3.1.5.5.            Net financial debt

Net financial debt as defined and used by Orange does not include Orange Bank activities, for which this concept is not relevant. It consists of (a) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge (among other) items that are not included in it, such as future cash flows. Effects of these hedges are carried in other comprehensive income. As a consequence, the portion of these components related to unmatured hedging instruments is added to gross financial debt to offset this temporary difference.

The breakdown of net financial debt is shown in Note 11.3 to the consolidated annual financial statements.

Net financial debt is an indicator of financial position used by the Group. Net financial debt is a frequently disclosed indicator. It is widely used by analysts, investors, rating agencies and most groups in all business sectors in Europe.

Net financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the Group’s assets and liabilities.

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

Orange - 2018 Registration Document 121[Back to contents]

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

3.1.6.           Additional information

Unrecognized contractual commitments

Unrecognized contractual commitments are described in Notes 14 and 15.3 to the consolidated annual financial statements.

Application of IFRS 16 at January 1, 2019

The Group will apply IFRS 16 "Leases" as from January 1, 2019 using the simplified retrospective method, without restatement of comparative periods (see Note 2.4.2 to the consolidated annual financial statements). Whilst following current discussions under way at the IFRIC and IASB, the Group estimates the effect on the opening balance sheet between €5.5 billion and €6.5 billion euros resulting from the recognition of the lease obligation and the right of use associated with leases contracts. Furthermore, the Group will record deferred taxes during the initial recognition of the right of use and the lease obligation from the transition.

The effect on equity at January 1, 2019 should not be material.

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

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3.2.          Recent events and Outlook

3.2.1.           Recent events

None.

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

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3.3.          Consolidated financial statements

Significant events 2018

IFRS	French part-time for seniors plans	Changes in the scope of consolidation
Adoption of IFRS 15 and IFRS 9	Signing of a new intergenerational agreement	Acquisition of Business & Decision and Basefarm

IFRS 15 and IFRS 9 standards were applied from January 1, 2018. Information concerning the initial application of IFRS 15 "Revenue from contracts with customers" as at January 1, 2016 and IFRS 9 "Financial instruments" as at January 1, 2018 are presented in Note 2.3 "New standards and interpretations applied from January 1, 2018".

	In December 2018, as part of renegotiations of intergenerational plans in France, the part-time for seniors plans were extended for three years.	In June and July 2018, Orange took over the Business & Decision group. In August 2018, Orange acquired 100% of the Basefarm group.

Notes 2.3.1 and 2.3.2	Note 6.2	Note 3.2

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The accompanying notes form an integral part of the consolidated financial statements. Sections of the registration document referred by the "Find out more" inserts have not been audited.

Consolidated income statement

(in millions of euros, except for per share data)	Note	2018	2017 (1)	2016 (1)
Revenue	4.1	41,381	40,859	40,708
External purchases	5.1	(18,563)	(18,381)	(18,186)
Other operating income	4.2	760	701	739
Other operating expense	5.2	(505)	(724)	(546)
Labor expenses	6.1	(9,074)	(8,574)	(8,866)
Operating taxes and levies	9.1.1	(1,840)	(1,846)	(1,808)
Gains (losses) on disposal of investments and activities	3.1	17	(5)	59
Restructuring and integration costs	5.3	(199)	(167)	(499)
Depreciation and amortization	8.1	(7,047)	(6,846)	(6,728)
Effects resulting from business combinations	3.2	-	(27)	97
Reclassification of translation adjustment from liquidated entities		1	(8)	14
Impairment of goodwill	7.1	(56)	(20)	(814)
Impairment of fixed assets	8.2	(49)	(190)	(207)
Share of profits (losses) of associates and joint ventures	10	3	6	(46)
Operating income		4,829	4,778	3,917
Cost of gross financial debt	11.2	(1,341)	(1,274)	(1,407)
Gains (losses) on assets contributing to net financial debt	11.2	9	11	23
Foreign exchange gain (loss)	11.2	(4)	(63)	(149)
Other net financial expenses	11.2	25	(17)	(31)
Effects resulting from BT stake	11.7	(51)	(372)	(533)
Finance costs, net		(1,362)	(1,715)	(2,097)
Income tax	9.2.1	(1,309)	(1,052)	(951)
Consolidated net income of continuing operations		2,158	2,011	869
Consolidated net income of discontinued operations (EE)	3.2	0	29	2,253
Consolidated net income		2,158	2,040	3,122
Net income attributable to owners of the parent company		1,954	1,843	2,813
Non-controlling interests	13.6	204	197	309
Earnings per share (in euros) attributable to parent company	13.7
Net income of continuing operations
- basic		0.63	0.58	0.10
- diluted		0.62	0.58	0.10
Net income of discontinued operations
- basic		0.00	0.01	0.85
- diluted		0.00	0.01	0.85
Net income
- basic		0.63	0.59	0.95
- diluted		0,62	0.59	0.95

(1)  The effects of IFRS 9 and IFRS 15 application are described in Note 2.

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Consolidated statement of comprehensive income

(in millions of euros)	Note	2018	2017	2016
Consolidated net income		2,158	2,040	3,122
Remeasurements of the net defined benefit liability	6.2	45	16	(80)
Assets at fair value	11.7-15.1	(22)	-	-
Income tax relating to items that will not be reclassified	9.2.2	(6)	(23)	20
Share of other comprehensive income in associates and joint ventures that will not be reclassified	10	-	(9)	-
Items that will not be reclassified to profit or loss (a)		17	(16)	(60)
Assets at fair value	11.7-15.1	(8)	-	-
Assets available for sale	11.7-15.1	-	23	(4)
Cash flow hedges	11.8.2	(67)	49	(364)
Translation adjustment gains and losses	13.5	(7)	(176)	(230)
Income tax relating to items that are or may be reclassified	9.2.2	18	6	123
Share of other comprehensive income in associates and joint ventures that are or may be reclassified		-	-	-
Items that are or may be reclassified subsequently to profit or loss (b)		(64)	(98)	(475)
Other comprehensive income from continuing operations (a) + (b)		(47)	(114)	(535)
Remeasurements of the net defined benefit liability in associates and joint ventures		-	-	52
Income tax relating to items that are not reclassified in associates and joint ventures		-	-	(4)
Items that are not reclassified to profit or loss (c)		-	-	48
Translation adjustment gains and losses	13.5	-	-	(836)
Net Investment hedges	11.8	-	-	65
Cash flow hedges in associates and joint ventures		-	-	(5)
Income tax relating to items that are reclassified	9.2.2	-	-	(22)
Items that are reclassified to profit or loss (d)		-	-	(798)
Other comprehensive income of discontinued operations (EE) (c) + (d)	3.2	-	-	(750)
Other consolidated comprehensive income (a) + (b) + (c) + (d)		(47)	(114)	(1,285)
Consolidated comprehensive income		2,111	1,926	1,837
Comprehensive income attributable to the owners of the parent company		1,898	1,770	1,548
Comprehensive income attributable to non-controlling interests		213	156	289
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Consolidated statement of financial position

(in millions of euros)	Note	December 31, 2018	December 31, 2017 (1)	December 31, 2016 (1)
Assets
Goodwill	7.2	27,174	26,911	26,979
Other intangible assets	8.3	14,073	14,339	14,602
Property, plant and equipment	8.4	27,693	26,665	25,912
Interests in associates and joint ventures	10	104	77	130
Non-current financial assets related to Orange Bank activities	15.1	1,617	1,464	1,523
Non-current financial assets	11.1	2,282	2,247	2,359
Non-current derivatives assets	11.1	263	213	915
Other non-current assets	4.6	129	110	106
Deferred tax assets	9.2.3	1,366	1,586	1,847
Total non-current assets		74,701	73,612	74,373
Inventories	5.4	965	827	819
Trade receivables	4.3	5,295	5,175	4,964
Other customer contract assets	4.4	1,166	1,204	1,335
Current financial assets related to Orange Bank activities	15.1	3,075	3,275	3,336
Current financial assets	11.1	2,748	2,686	1,617
Current derivatives assets	11.1	139	34	57
Other current assets	4.6	1,152	1,094	1,073
Operating taxes and levies receivables	9.1.2	1,027	1,045	918
Current tax assets	9.2.3	119	132	170
Prepaid expenses	5.5	571	455	394
Cash and cash equivalents	11.1	5,634	5,810	6,355
Total current assets		21,891	21,737	21,038
Assets held for sale		-	-	-
Total assets		96,592	95,349	95,411

(1)  The effects of IFRS 9 and IFRS 15 application are described in Note 2.

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(in millions of euros)	Note	December 31, 2018	December 31, 2017 (1)	December 31, 2016 (1)
Equity and liabilities
Share capital		10,640	10,640	10,640
Share premiums and statutory reserve		16,859	16,859	16,859
Subordinated notes		5,803	5,803	5,803
Retained earnings		(2,633)	(2,327)	(2,061)
Equity attributable to the owners of the parent company		30,669	30,975	31,241
Non-controlling interests		2,580	2,537	2,604
Total equity	13	33,249	33,512	33,845
Non-current financial liabilities	11.1	26,749	26,293	28,908
Non-current derivatives liabilities	11.1	775	1,002	578
Non-current fixed assets payables	8.5	612	610	907
Non-current financial liabilities related to Orange Bank activities	15.1	0	0	1
Non-current employee benefits	6.2	2,823	2,674	3,029
Non-current provision for dismantling	8.6	765	774	716
Non-current restructuring provision	5.3	230	251	185
Other non-current liabilities	5.7	462	521	608
Deferred tax liabilities	9.2.3	631	655	706
Total non-current liabilities		33,047	32,780	35,638
Current financial liabilities	11.1	7,270	6,030	4,616
Current derivatives liabilities	11.1	133	34	50
Current fixed assets payables	8.5	2,835	3,046	2,800
Trade payables	5.6	6,736	6,527	6,214
Customer contract liabilities	4.4	2,002	2,021	2,071
Current financial liabilities related to Orange Bank activities	15.1	4,835	4,941	4,507
Current employee benefits	6.2	2,392	2,448	2,266
Current provision for dismantling	8.6	11	15	21
Current restructuring provision	5.3	159	126	190
Other current liabilities	5.7	1,788	1,935	1,530
Operating taxes and levies payables	9.1.2	1,322	1,262	1,241
Current tax payables	9.2.3	755	596	338
Deferred income	4.5	58	76	84
Total current liabilities		30,296	29,057	25,928
Liabilities related to assets held for sale		-	-	-
Total equity and liabilities		96,592	95,349	95,411

(1)  The effects of IFRS 9 and IFRS 15 application are described in Note 2.

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Consolidated statements of changes in shareholders’ equity

(in millions of euros)	Note	Attributable to owners of the parent company							Attributable to non-controlling interests			Total equity
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subor- dinated notes	Reserves	Other comprehen- sive income	Total	Reserves	Other comprehen- sive income	Total
Balance at January 1, 2016		2,648,885,383	10,596	16,790	5,803	(3,144)	862	30,907	2,085	275	2,360	33,267
Effect of IFRS 15 application (1)		-	-	-	-	674	-	674	141	-	141	815
Balance at January 1, 2016 after effect of IFRS 15 application		2,648,885,383	10,596	16,790	5,803	(2,470)	862	31,581	2,226	275	2,501	34,082
Consolidated comprehensive income		-	-	-	-	2,813	(1,265)	1,548	309	(20)	289	1,837
Capital increase		11,171,216	44	69	-	-	-	113	-	-	-	113
Share-based compensation	6.3	-	-	-	-	52	-	52	6	-	6	58
Purchase of treasury shares	13.2	-	-	-	-	1	-	1	-	-	-	1
Dividends	13.3	-	-	-	-	(1,596)	-	(1,596)	(259)	-	(259)	(1,855)
Subordinated notes remuneration	13.4	-	-	-	-	(291)	-	(291)	-	-	-	(291)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(94)	-	(94)	72	-	72	(22)
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	70	-	70	(13)	-	(13)	57
Other movements		-	-	-	-	(143)	-	(143)	8	-	8	(135)
Balance at December 31, 2016 (1)		2,660,056,599	10,640	16,859	5,803	(1,658)	(403)	31,241	2,349	255	2,604	33,845
Consolidated comprehensive income		-	-	-	-	1,843	(73)	1,770	197	(41)	156	1,926
Share-based compensation	6.3	-	-	-	-	8	-	8	(3)	-	(3)	5
Purchase of treasury shares	13.2	-	-	-	-	(5)	-	(5)	-	-	-	(5)
Dividends	13.3	-	-	-	-	(1,729)	-	(1,729)	(234)	-	(234)	(1,963)
Subordinated notes remuneration	13.4	-	-	-	-	(282)	-	(282)	-	-	-	(282)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(2)	-	(2)	2	-	2	-
Other movements		-	-	-	-	(26)	-	(26)	12	-	12	(14)
Balance at December 31, 2017 (1)		2,660,056,599	10,640	16,859	5,803	(1,851)	(476)	30,975	2,323	214	2,537	33,512
Effect of IFRS 9 application (1)		-	-	-	-	20	(39)	(19)	(4)	-	(4)	(23)
Balance at January 1, 2018 after effect of IFRS 9 application		2,660,056,599	10,640	16,859	5,803	(1,831)	(515)	30,956	2,319	214	2,533	33,489
Consolidated comprehensive income		-	-	-	-	1,954	(56)	1,898	204	9	213	2,111
Share-based compensation	6.3	-	-	-	-	46	-	46	4	-	4	50
Purchase of treasury shares	13.2	-	-	-	-	(98)	-	(98)	-	-	-	(98)
Dividends	13.3	-	-	-	-	(1,860)	-	(1,860)	(246)	-	(246)	(2,106)
Subordinated notes remuneration	13.4	-	-	-	-	(280)	-	(280)	-	-	-	(280)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(3)	-	(3)	(9)	-	(9)	(12)
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	-	-	-	11	-	11	11
Other movements		-	-	-	-	10	-	10	74	-	74	84
Balance at December 31, 2018		2,660,056,599	10,640	16,859	5,803	(2,062)	(571)	30,669	2,357	223	2,580	33,249

(1)  The effects of IFRS 9 and IFRS 15 application are described in Note 2.

Analysis of changes in shareholders’ equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company								Attributable to non-controlling interests							Total other Comprehensive income
	Assets available for sale	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Other compre- hensive income of associates and joint ventures (2)	Total	Assets available for sale	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Total

Balance at January 1, 2016	36	-	52	1,212	(480)	116	(74)	862	-	-	(2)	289	(13)	1	275	1,137
Effect of IFRS 15 application (1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance at January 1, 2016 after effect of IFRS 15 application	36	-	52	1,212	(480)	116	(74)	862	-	-	(2)	289	(13)	1	275	1,137
Variation	(2)	-	(301)	(1,048)	(77)	120	43	(1,265)	(2)	-	2	(18)	(3)	1	(20)	(1,285)
Balance at December 31, 2016 (1)	34	-	(249)	164	(557)	236	(31)	(403)	(2)	-	-	271	(16)	2	255	(148)
Variation	22	-	53	(137)	16	(18)	(9)	(73)	1	-	(4)	(39)	-	1	(41)	(114)
Balance at December 31, 2017 (1)	56	-	(196)	27	(541)	218	(40)	(476)	(1)	-	(4)	232	(16)	3	214	(262)
Effect of IFRS 9 application (1)	(56)	17	-	-	-	-	-	(39)	1	(1)	-	-	-	-	-	(39)
Balance at January 1, 2018 after effect of IFRS 9 application	-	17	(196)	27	(541)	218	(40)	(515)	-	(1)	(4)	232	(16)	3	214	(301)
Variation	-	(27)	(68)	(12)	37	14	-	(56)	-	(3)	1	5	8	(2)	9	(47)
Balance at December 31, 2018	-	(10)	(264)	15	(504)	232	(40)	(571)	-	(4)	(3)	237	(8)	1	223	(348)

(1)  The effects of IFRS 9 and IFRS 15 application are described in Note 2.

(2)  Amounts excluding translation adjustment.

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Consolidated statement of cash flows

(in millions of euros)	Note	2018	2017	2016
Operating activities
Consolidated net income		2,158	2,040	3,122
Non-monetary items and reclassified items for presentation
Operating taxes and levies	9.1	1,840	1,846	1,808
Gains (losses) on disposal of investment and activities	3.1	(17)	5	(59)
Gains (losses) on disposal of property, plant and equipment and intangible assets	4.2	(180)	(88)	(127)
Depreciation and amortization	8.1	7,047	6,846	6,728
Changes in provisions	4-5-6-8	(17)	(80)	(161)
Remeasurement to fair value of previously held equity interests	3.2	-	27	(97)
Reclassification of cumulative translation adjustment from liquidated entities		(1)	8	(14)
Impairment of goodwill	7.1	56	20	814
Impairment of non-current assets	8.2	49	190	207
Share of profits (losses) of associates and joint ventures	10	(3)	(6)	46
Net income after tax of discontinued operations (EE)	3.2	(0)	(29)	(2,253)
Operational net foreign exchange and derivatives		2	2	44
Finance costs, net	11.2	1,362	1,715	2,097
Income tax	9.2	1,309	1,052	951
Share-based compensation	6.3	50	5	61
Changes in working capital
Decrease (increase) in inventories, gross		(152)	(14)	(62)
Decrease (increase) in trade receivables, gross		(97)	(262)	113
Increase (decrease) in trade payables		177	412	84
Changes in other customer contract assets and liabilities (1)		12	112	66
Changes in other assets and liabilities (2)		(176)	164	(707)
Other net cash out
Operating taxes and levies paid	9.1	(1,777)	(1,934)	(1,897)
Dividends received other than from EE		51	55	63
Dividends received from EE	3.2	-	-	173
Interest paid and interest rates effects on derivatives, net		(1,259)	(1,329)	(1,344)
Income tax paid	9.2.3	(928)	(583)	(906)
Net cash provided by operating activities (a)		9,506	10,174	8,750
o/w discontinued operations (EE)	3.2	-	-	208
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (3)	8.3-8.4	(7,642)	(7,527)	(8,492)
Increase (decrease) in fixed assets payables		(289)	(69)	32
Investing donations received in advance		47	71	-
Proceeds from sales of property, plant and equipment and intangible assets		192	147	145
Cash paid for investment securities, net of cash acquired
Basefarm	3.2	(230)	-	-
Business & Decision	3.2	(36)	-	-
Liberia	3.2	(3)	-	(122)
Democratic Republic of the Congo	3.2	-	-	(178)
Burkina Faso	3.2	21	(10)	(515)
Sierra Leone	3.2	19	-	(305)
Others		(55)	(24)	(69)
Investments in associates and joint ventures		(6)	-	(17)
Other purchases of assets available for sale		-	(43)	(12)
Purchases of equity securities measured at fair value		(104)	(7)	(1)
Proceeds from sales of EE	3.2	-	50	4,481
Proceeds from sales of BT	11.7	53	433	-
Proceeds from sales of investment securities, net of cash transferred	3.2	57	32	107
Decrease (increase) in securities and other financial assets
Investments at fair value, excluding cash equivalents		55	(1,013)	(501)
Other (4)		(631)	19	568
Net cash used in investing activities (b)		(8,552)	(7,941)	(4,879)
o/w discontinued operations (EE)	3.2	-	-	4,481

(1)  The effects of IFRS 9 and IFRS 15 application are described in Note 2.

(2)  Of which flows from operating activities related to Orange Bank and excluding operating tax receivables and payables. In 2016, the variance is mainly due to the payment of the fine for the Enterprise Market competition litigation for (350) million euros.

(3)  Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 136 million euros at December 31, 2018 (43 million euros at December 31, 2017 and 91 million euros at December 31, 2016) have no impact on the statement of cash flows at the time of acquisition.

(4)  Of which escrowed amount of (346) million euros relating to the Digicel litigation (see Note 16.1).

Orange - 2018 Registration Document 132[Back to contents]

(in millions of euros)	Note	2018	2017	2016
Financing activities
Medium and long-term debt issuances	11.5-11.6	5,214	2,450	3,411
Medium and long-term debt redemptions and repayments (5)	11.5-11.6	(4,095)	(2,728)	(2,694)
Increase (decrease) of bank overdrafts and short-term borrowings		(43)	949	134
Decrease (increase) of cash collateral deposits		208	(1,127)	(884)
Exchange rates effects on derivatives, net		7	(66)	201
Coupon on subordinated notes	13.4	(280)	(282)	(291)
Purchases of treasury shares - Orange Vision 2020 free share award plan	13.2	(101)	-	-
Other proceeds (purchases) from treasury shares	13.2	3	(4)	2
Capital increase (decrease) - owners of the parent company	13.1	-	-	113
Capital increase (decrease) - non-controlling interests		68	34	(4)
Changes in ownership interests with no gain/loss of control		(6)	1	(16)
Dividends paid to owners of the parent company	13.3	(1,860)	(1,729)	(1,596)
Dividends paid to non-controlling interests	13.6	(246)	(236)	(259)
Net cash used in financing activities (c)		(1,131)	(2,738)	(1,883)
o/w discontinued operations (EE)		-	-	(220)
Net change in cash and cash equivalents (a) + (b) + (c)		(177)	(505)	1,988
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		5,810	6,355	4,469
o/w continuing operations		5,810	6,355	4,469
o/w discontinued operations		-	-	-
Cash change in cash and cash equivalents		(177)	(505)	1,988
Non-cash change in cash and cash equivalents		1	(40)	(102)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		1	(40)	(102)
Cash and cash equivalents in the closing balance		5,634	5,810	6,355

(5)  Of which TDIRA buy-backs (see Note 11.4).

Orange - 2018 Registration Document 133[Back to contents]

Note 1.      Segment information

1.1.               Segment revenue

(in millions of euros)	France	Spain	Europe (1)
December 31, 2018
Revenue (4)	18,211	5,349	5,687
Convergence services	4,458	2,143	467
Mobile services only	2,348	1,215	2,194
Fixed services only	4,168	496	697
IT & integration services	-	1	158
Wholesale	5,342	810	1,150
Equipment sales	1,410	684	868
Other revenue	485	-	153
External	17,615	5,299	5,601
Inter-operating segments	596	50	86
December 31, 2017
Revenue (4)	18,046	5,231	5,578
Convergence services	4,045	2,078	305
Mobile services only	2,409	1,229	2,254
Fixed services only	4,344	501	757
IT & integration services	-	-	129
Wholesale	5,388	754	1,133
Equipment sales	1,386	669	840
Other revenue	474	-	160
External	17,463	5,177	5,496
Inter-operating segments	583	54	82
December 31, 2016
Revenue (4)	17,896	4,909	5,482
Convergence services	3,598	1,855	193
Mobile services only	2,612	1,260	2,332
Fixed services only	4,567	475	803
IT & integration services	-	-	107
Wholesale	5,294	676	1,079
Equipment sales	1,340	643	789
Other revenue	485	-	179
External	17,322	4,874	5,417
Inter-operating segments	574	35	65

(1)  See Note 1.7.

(2)  Including, in 2018, revenue of 5 207 million euros in France, 21 million euros in Spain, 665 million euros in other European countries and 1,399 million euros in other countries.

         Including, in 2017, revenue of 5,235 million euros in France, 34 million euros in Spain, 654 million euros in other European countries and 1,328 million euros in other countries.

         Including, in 2016, revenue of 5,303 million euros in France, 37 million euros in Spain, 688 million euros in other European countries and 1,318 million euros in other countries.

(3)  Including revenue of 1,412 million euros in France in 2018, 1,530 million euros in 2017 and 1,711 million euros in 2016.

(4)  The description of product lines is presented in Note 4.1.

Orange - 2018 Registration Document 134[Back to contents]

Africa & Middle East	Enterprise(2)	International Carriers & Shared Services (3)	Elimination telecom activities	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consoli- dated financial statements

5,190	7,292	1,534	(1,879)	41,384	-	(3)	41,381
-	-	-	-	7,068	-	-	7,068
3,809	743	-	(37)	10,272	-	-	10,272
435	3,997	-	(189)	9,604	-	-	9,604
21	2,312	-	(141)	2,351	-	(2)	2,349
811	35	1,150	(1,367)	7,931	-	-	7,931
85	205	-	(7)	3,245	-	-	3,245
29	-	384	(138)	913	-	(1)	912
4,980	6,914	972	-	41,381	-	-	41,381
210	378	562	(1,879)	3	-	(3)	-

5,030	7,251	1,651	(1,926)	40,861	-	(2)	40,859
-	-	-	(1)	6,427	-	-	6,427
3,600	751	-	(41)	10,202	-	-	10,202
431	4,152	-	(191)	9,994	-	-	9,994
7	2,092	-	(150)	2,078	-	(1)	2,077
894	32	1,275	(1,411)	8,065	-	-	8,065
66	224	-	-	3,185	-	-	3,185
32	-	376	(132)	910	-	(1)	909
4,779	6,860	1,084	-	40,859	-	-	40,859
251	391	567	(1,926)	2	-	(2)	-

5,245	7,346	1,812	(1,982)	40,708	-	-	40,708
-	-	-	-	5,646	-	-	5,646
3,686	775	-	(51)	10,614	-	-	10,614
437	4,304	-	(233)	10,353	-	-	10,353
7	2,067	-	(131)	2,050	-	-	2,050
1,026	32	1,431	(1,435)	8,103	-	-	8,103
81	168	-	(1)	3,020	-	-	3,020
8	-	381	(131)	922	-	-	922
4,971	6,926	1,198	-	40,708	-	-	40,708
274	420	614	(1,982)	-	-	-	-
Orange - 2018 Registration Document 135[Back to contents]

1.2.               Segment revenue to segment reported EBITDA

(in millions of euros)	France	Spain	Europe	Africa & Middle East	Enterprise
December 31, 2018
Revenue	18,211	5,349	5,687	5,190	7,292
External purchases	(7,167)	(3,204)	(3,412)	(2,521)	(3,696)
Other operating income	1,377	190	175	88	148
Other operating expenses	(535)	(211)	(168)	(231)	(661)
Labor expenses	(3,833)	(263)	(681)	(468)	(1,718)
Operating taxes and levies	(977)	(161)	(93)	(391)	(120)
Gains (losses) on disposal	-	-	-	-	-
Restructuring and integration costs	-	-	-	-	-
Adjusted EBITDA (1)	7,076	1,700	1,508	1,667	1,245
Significant litigations	-	(31)	-	-	-
Specific labour expenses	(614)	-	-	-	(68)
Investments and businesses portfolio review	-	-	-	-	-
Restructuring and integration costs	(114)	(9)	(6)	(12)	(24)
Reported EBITDA (1)	6,348	1,660	1,502	1,655	1,153
December 31, 2017
Revenue	18,046	5,231	5,578	5,030	7,251
External purchases	(7,123)	(3,157)	(3,368)	(2,444)	(3,735)
Other operating income	1,460	110	173	79	169
Other operating expenses	(553)	(202)	(149)	(209)	(652)
Labor expenses	(3,987)	(255)	(690)	(426)	(1,588)
Operating taxes and levies	(965)	(160)	(88)	(418)	(139)
Gains (losses) on disposal	-	-	-	-	-
Restructuring and integration costs	-	-	-	-	-
Adjusted EBITDA (1)	6,878	1,567	1,456	1,612	1,306
Significant litigations	(115)	-	-	-	-
Specific labour expenses	(307)	-	1	-	(15)
Investments and businesses portfolio review	-	-	(1)	-	-
Restructuring and integration costs	(12)	(4)	(39)	(21)	(33)
Reported EBITDA (1)	6,444	1,563	1,417	1,591	1,258
December 31, 2016
Revenue	17,896	4,909	5,482	5,245	7,346
External purchases	(7,023)	(3,049)	(3,200)	(2,575)	(3,748)
Other operating income	1,501	127	145	124	173
Other operating expenses	(525)	(203)	(119)	(270)	(687)
Labor expenses	(4,149)	(249)	(653)	(460)	(1,608)
Operating taxes and levies	(971)	(184)	(97)	(406)	(140)
Gains (losses) on disposal	-	-	-	-	-
Restructuring and integration costs	-	-	-	-	-
Adjusted EBITDA (1)	6,729	1,351	1,558	1,658	1,336
Significant litigations	-	-	-	-	-
Specific labour expenses	(435)	-	-	-	(17)
Investments and businesses portfolio review	-	-	-	16	47
Restructuring and integration costs	(166)	(127)	(15)	(36)	(74)
Other special items	-	-	-	-	-
Reported EBITDA (1)	6,128	1,224	1,543	1,638	1,292

(1)  Report to Note 1.7 for EBITDA adjustments.

(2)  Orange Bank’s net banking income is recognized in other operating income and amounts to 43 million euros in 2018. The cost of risk is included in other operating expenses and amounts to (7) million euros in 2018.

         Orange Bank’s net banking income is recognized in other operating income and amounts to 73 million euros in 2017. The cost of risk is included in other operating expenses and amounts to (6) million euros in 2017.

         Orange Bank’s net banking income is recognized in other operating income and amounts to 21 million euros in 2016. The cost of risk is included in other operating expenses and amounts to (2) million euros in 2016.

(3)  Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement.

Orange - 2018 Registration Document 136[Back to contents]

International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Orange Bank (2)	Eliminations telecom activities / bank	Total	Presentation adjustments (3)	Orange consolidated financial statements

1,534	(1,879)	41,384	-	(3)	41,381	-	41,381
(2,469)	3,990	(18,479)	(87)	3	(18,563)	-	(18,563)
2,226	(3,468)	736	44	(20)	760	-	760
(35)	1,357	(484)	(33)	21	(496)	(9)	(505)
(1,235)	-	(8,198)	(70)	-	(8,268)	(806)	(9,074)
(66)	-	(1,808)	(1)	-	(1,809)	(31)	(1,840)
-	-	-	-	-	-	17	17
-	-	-	-	-	-	(199)	(199)
(45)	-	13,151	(147)	1	13,005	(1,028)
(2)	-	(33)	-	-	(33)	33	-
(129)	-	(811)	(1)	-	(812)	812	-
17	-	17	-	-	17	(17)	-
(35)	-	(200)	-	-	(200)	200	-
(194)	-	12,124	(148)	1	11,977	-	11,977

1,651	(1,926)	40,861	-	(2)	40,859	-	40,859
(2,771)	4,278	(18,320)	(63)	2	(18,381)	-	(18,381)
2,366	(3,741)	616	78	(7)	687	14	701
(52)	1,389	(428)	(14)	8	(434)	(290)	(724)
(1,192)	-	(8,138)	(62)	-	(8,200)	(374)	(8,574)
(80)	-	(1,850)	(1)	-	(1,851)	5	(1,846)
-	-	-	-	-	-	(5)	(5)
-	-	-	-	-	-	(167)	(167)
(78)	-	12,741	(62)	1	12,680	(817)
(156)	-	(271)	-	-	(271)	271	-
(53)	-	(374)	-	-	(374)	374	-
(4)	-	(5)	-	-	(5)	5	-
(58)	-	(167)	-	-	(167)	167	-
(349)	-	11,924	(62)	1	11,863	-	11,863

1,812	(1,982)	40,708	-	-	40,708	-	40,708
(2,943)	4,368	(18,170)	(16)	-	(18,186)	-	(18,186)
2,444	(3,802)	712	20	-	732	7	739
(67)	1,416	(455)	(2)	-	(457)	(89)	(546)
(1,207)	-	(8,326)	(14)	-	(8,340)	(526)	(8,866)
(95)	-	(1,893)	-	-	(1,893)	85	(1,808)
-	-	-	-	-	-	59	59
-	-	-	-	-	-	(499)	(499)
(56)	-	12,576	(12)	-	12,564	(963)
10	-	10	-	-	10	(10)	-
(73)	-	(525)	-	-	(525)	525	-
(4)	-	59	-	-	59	(59)	-
(81)	-	(499)	-	-	(499)	499	-
(8)	-	(8)	-	-	(8)	8	-
(212)	-	11,613	(12)	-	11,601	-	11,601

Orange - 2018 Registration Document 137[Back to contents]

1.3.                 Segment reported EBITDA to segment operating income and segment investments

(in millions of euros)	France	Spain	Europe
December 31, 2018
Reported EBITDA	6,348	1,660	1,502
Depreciation and amortization	(3,148)	(1,105)	(1,164)
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-
Impairment of goodwill	-	-	-
Impairment of fixed assets	(2)	-	1
Share of profits (losses) of associates and joint ventures	-	-	-
Operating income	3,198	555	339
December 31, 2017
Reported EBITDA	6,444	1,563	1,417
Depreciation and amortization	(3,073)	(1,008)	(1,157)
Effects resulting from business combinations	-	-	-
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-
Impairment of goodwill	-	-	(19)
Impairment of fixed assets	(3)	-	(1)
Share of profits (losses) of associates and joint ventures	-	-	-
Operating income	3,368	555	240
December 31, 2016
Reported EBITDA	6,128	1,224	1,543
Depreciation and amortization	(2,823)	(946)	(1,169)
Effects resulting from business combinations	-	-	-
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-
Impairment of goodwill	-	-	(549)
Impairment of fixed assets	(1)	-	-
Share of profits (losses) of associates and joint ventures	-	-	6
Operating income	3,304	278	(169)
December 31, 2018
Investments in property, plant and equipment and intangible assets
CAPEX (3)	3,656	1,120	953
Telecommunications licenses	(1)	149	10
Finance leases	1	70	32
Total investments (4)	3,656	1,339	995
December 31, 2017
Investments in property, plant and equipment and intangible assets
CAPEX (3)	3,451	1,115	897
Telecommunications licenses	11	10	-
Finance leases	1	4	11
Total investments (5)	3,463	1,129	908
December 31, 2016
Investments in property, plant and equipment and intangible assets
CAPEX (3)	3,421	1,086	874
Telecommunications licenses	-	51	728
Finance leases	-	4	3
Total investments (6)	3,421	1,141	1,605

(1)  Including investments in tangible and intangible assets for 275 million euros in France in 2018, 285 million euros in 2017 and 248 million euros in 2016.

(2)  Including investments in tangible and intangible assets for 312 million euros in France in 2018, 280 million euros in 2017 and 329 million euros in 2016.

(3)  CAPEX related to tangible and intangible investments except telecommunications licenses and financial leases and they are used internally to allocate resources. CAPEX are not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

(4)  Including 1,895 million euros for other intangible assets and 5,883 million euros for tangible assets.

(5)  Including 1,893 million euros for other intangible assets and 5,677 million euros for tangible assets.

(6)  Including 3,007 million euros for other intangible assets and 5,567 million euros for tangible assets.

Orange - 2018 Registration Document 138[Back to contents]

Africa & Middle East	Enterprise(1)	International Carriers & Shared Services (2)	Elimination telecom activities	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

1,655	1,153	(194)	-	12,124	(148)	1	11,977
(906)	(387)	(316)	-	(7,026)	(21)	-	(7,047)
-	-	1	-	1	-	-	1
(56)	-	-	-	(56)	-	-	(56)
(46)	-	(2)	-	(49)	-	-	(49)
12	(1)	(8)	-	3	-	-	3
659	765	(519)	-	4,997	(169)	1	4,829

1,591	1,258	(349)	-	11,924	(62)	1	11,863
(902)	(371)	(331)	-	(6,842)	(4)	-	(6,846)
-	-	-	-	-	(27)	-	(27)
-	-	(8)	-	(8)	-	-	(8)
(1)	-	-	-	(20)	-	-	(20)
(180)	1	(7)	-	(190)	-	-	(190)
14	1	(9)	-	6	-	-	6
522	889	(704)	-	4,870	(93)	1	4,778

1,638	1,292	(212)	-	11,613	(12)	-	11,601
(1,056)	(376)	(358)	-	(6,728)	-	-	(6,728)
-	-	-	-	-	97	-	97
-	1	13	-	14	-	-	14
(265)	-	-	-	(814)	-	-	(814)
(204)	(1)	(1)	-	(207)	-	-	(207)
(45)	-	(7)	-	(46)	-	-	(46)
68	916	(565)	-	3,832	85	-	3,917

1,008	353	316	-	7,406	36	-	7,442
42	-	-	-	200	-	-	200
2	31	-	-	136	-	-	136
1,052	384	316	-	7,742	36	-	7,778

1,021	382	282	-	7,148	61	-	7,209
297	-	-	-	318	-	-	318
1	24	2	-	43	-	-	43
1,319	406	284	-	7,509	61	-	7,570

962	336	277	-	6,956	15	-	6,971
742	-	-	-	1,521	-	-	1,521
4	24	56	-	91	-	-	91
1,708	360	333	-	8,568	15	-	8,583
Orange - 2018 Registration Document 139[Back to contents]

1.4.               Segment assets

(in millions of euros)	France	Spain	Europe
December 31, 2018
Goodwill	14,364	6,840	2,581
Other intangible assets	3,921	1,778	2,015
Property, plant and equipment	14,306	3,730	4,150
Interests in associates and joint ventures	-	1	4
Non-current assets included in the calculation of net financial debt	-	-	-
Other	11	17	15
Total non-current assets	32,602	12,366	8,765
Inventories	505	79	171
Trade receivables	1,506	699	1,227
Other customer contract assets	443	140	363
Prepaid expenses	68	241	35
Current assets included in the calculation of net financial debt	-	-	-
Other	776	60	75
Total current assets	3,298	1,219	1,871
Assets held for sale	-	-	-
Total assets	35,900	13,585	10,636
December 31, 2017
Goodwill	14,364	6,818	2,589
Other intangible assets	4,099	1,742	2,204
Property, plant and equipment	13,637	3,542	4,236
Interests in associates and joint ventures	-	1	4
Non-current assets included in the calculation of net financial debt	-	-	-
Other	4	17	16
Total non-current assets	32,104	12,120	9,049
Inventories	402	79	149
Trade receivables	1,590	686	1,143
Other customer contract assets	451	132	411
Prepaid expenses	76	152	37
Current assets included in the calculation of net financial debt	-	-	-
Other	828	64	45
Total current assets	3,347	1,113	1,785
Assets held for sale	-	-	-
Total assets	35,451	13,233	10,834
December 31, 2016
Goodwill	14,364	6,818	2,576
Other intangible assets	4,269	1,861	2,332
Property, plant and equipment	13,054	3,313	4,124
Interests in associates and joint ventures	-	1	6
Non-current assets included in the calculation of net financial debt	-	-	-
Other	4	16	15
Total non-current assets	31,691	12,009	9,053
Inventories	433	73	132
Trade receivables	1,515	729	911
Other customer contract assets	475	146	497
Prepaid expenses	70	92	41
Current assets included in the calculation of net financial debt	-	-	-
Other	532	13	21
Total current assets	3,025	1,053	1,602
Assets held for sale	-	-	-
Total assets	34,716	13,062	10,655

(1)  Including in 2018 tangible and intangible assets for 632 million euros in France, 565 million euros in 2017 and 541 million euros in 2016.

(2)  Including in 2018 tangible and intangible assets for 2,151 million euros in France, 2,144 million euros in 2017 and 2,203 million euros in 2016. Intangible assets also include the Orange brand for 3,133 million euros.

(3)  Including in 2018, 659 million euros of BT shares, 814 million euros in 2017 and 1,709 million euros in 2016 (see Note 11.7).

(4)  Including in 2018, 1,617 million euros of non-current financial assets related to Orange Bank activities, 1,464 million euros in 2017 and 1,523 million euros in 2016 (see Note 15.1.1).

(5)  Including in 2018, 3,075 million euros of current financial assets related to Orange Bank activities, 3,275 million euros in 2017 and 3,336 million euros in 2016 (see Note 15.1.1).

Orange - 2018 Registration Document 140[Back to contents]

Africa & Middle East	Enterprise(1)	International Carriers & Shared Services (2)	Elimination telecom activities and unallocated items	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

1,542	1,830	17	-	27,174	-	-	27,174
2,106	388	3,780	1	13,989	84	-	14,073
3,443	540	1,519	-	27,688	5	-	27,693
82	-	17	-	104	-	-	104
-	-	-	816	816	-	-	816
23	23	19	3,123 (3)	3,231	1,637 (4)	(27)	4,841
7,196	2,781	5,352	3,940	73,002	1,726	(27)	74,701
82	49	79	-	965	-	-	965
761	821	946	(631)	5,329	-	(34)	5,295
8	212	-	-	1,166	-	-	1,166
89	71	82	(17)	569	2	-	571
-	-	-	7,886	7,886	-	-	7,886
811	174	374	51	2,321	3,687 (5)	-	6,008
1,751	1,327	1,481	7,289	18,236	3,689	(34)	21,891
-	-	-	-	-	-	-	-
8,947	4,108	6,833	11,229	91,238	5,415	(61)	96,592

1,629	1,493	18	-	26,911	-	-	26,911
2,160	342	3,720	1	14,268	71	-	14,339
3,193	479	1,575	-	26,662	3	-	26,665
70	1	1	-	77	-	-	77
-	-	-	895	895	-	-	895
13	22	18	3,166 (3)	3,256	1,496 (4)	(27)	4,725
7,065	2,337	5,332	4,062	72,069	1,570	(27)	73,612
78	45	74	-	827	-	-	827
690	807	881	(613)	5,184	-	(9)	5,175
-	210	-	-	1,204	-	-	1,204
67	48	93	(19)	454	1	-	455
-	-	-	8,014	8,014	-	-	8,014
757	165	268	146	2,273	3,941 (5)	(152)	6,062
1,592	1,275	1,316	7,528	17,956	3,942	(161)	21,737
-	-	-	-	-	-	-	-
8,657	3,612	6,648	11,590	90,025	5,512	(188)	95,349

1,709	1,497	15	-	26,979	-	-	26,979
2,103	327	3,694	-	14,586	16	-	14,602
3,270	487	1,662	-	25,910	2	-	25,912
111	1	11	-	130	-	-	130
-	-	-	980	980	-	-	980
14	21	18	4,156 (3)	4,244	1,553 (4)	(27)	5,770
7,207	2,333	5,400	5,136	72,829	1,571	(27)	74,373
84	50	49	(2)	819	-	-	819
701	784	864	(540)	4,964	-	-	4,964
-	217	-	-	1,335	-	-	1,335
66	43	95	(14)	393	1	-	394
-	-	-	7,899	7,899	-	-	7,899
638	151	384	437	2,176	3,451 (5)	-	5,627
1,489	1,245	1,392	7,780	17,586	3,452	-	21,038
-	-	-	-	-	-	-	-
8,696	3,578	6,792	12,916	90,415	5,023	(27)	95,411

Orange - 2018 Registration Document 141[Back to contents]

1.5.               Segment equity and liabilities

(in millions of euros)	France	Spain	Europe
December 31, 2018
Equity	-	-	-
Fixed assets payables	48	119	291
Non-current employee benefits	1,726	11	33
Non-current liabilities included in the calculation of net financial debt	-	-	-
Other	635	126	243
Total non-current liabilities	2,409	256	567
Fixed assets payables	1,116	598	398
Trade payables	2,598	1,055	926
Customer contracts liabilities	1,091	66	322
Current employee benefits	1,307	38	102
Deferred income	2	-	3
Current liabilities included in the calculation of net financial debt	-	-	-
Other	846	148	253
Total current liabilities	6,960	1,905	2,004
Liabilities related to assets held for sale	-	-	-
Total equity and liabilities	9,369	2,161	2,571
December 31, 2017
Equity	-	-	-
Fixed assets payables	75	-	327
Non-current employee benefits	1,601	5	33
Non-current liabilities included in the calculation of net financial debt	-	-	-
Other	663	134	263
Total non-current liabilities	2,339	139	623
Fixed assets payables	1,438	532	392
Trade payables	2,487	985	843
Customer contracts liabilities	1,162	78	280
Current employee benefits	1,451	38	109
Deferred income	3	-	3
Current liabilities included in the calculation of net financial debt	-	-	-
Other	699	126	467
Total current liabilities	7,240	1,759	2,094
Liabilities related to assets held for sale	-	-	-
Total equity and liabilities	9,579	1,898	2,717
December 31, 2016
Equity	-	-	-
Fixed assets payables	322	-	363
Non-current employee benefits	1,895	-	34
Non-current liabilities included in the calculation of net financial debt	-	-	-
Other	695	151	194
Total non-current liabilities	2,912	151	591
Fixed assets payables	1,293	539	393
Trade payables	2,355	886	722
Customer contracts liabilities	1,188	76	275
Current employee benefits	1,369	36	98
Deferred income	5	-	3
Current liabilities included in the calculation of net financial debt	-	-	-
Other	429	103	381
Total current liabilities	6,639	1,640	1,872
Liabilities related to assets held for sale	-	-	-
Total equity and liabilities	9,551	1,791	2,463

(1)  Including in 2018, 90 million euros of non-current financial liabilities, 100 million euros in 2017 and 95 million euros in 2016.

(2)  Including in 2018, 4,835 million euros of current financial liabilities related to Orange Bank activities (see Note 15.1).

         Including in 2017, 4,941 million euros of current financial liabilities related to Orange Bank activities.

         Including in 2016, 4,507 million euros of current financial liabilities related to Orange Bank activities.

Orange - 2018 Registration Document 142[Back to contents]

Africa & Middle East	Enterprise	International Carriers & Shared Services	Elimination telecom activities and unallocated items	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

-	-	-	33,151	33,151	98	-	33,249
154	-	-	-	612	-	-	612
64	264	717	-	2,815	8	-	2,823
-	-	-	27,461	27,461	-	-	27,461
59	46	180	791	2,080	98 (1)	(27)	2,151
277	310	897	28,252	32,968	106	(27)	33,047
528	58	138	(1)	2,835	-	-	2,835
1,081	689	917	(631)	6,635	135	(34)	6,736
127	283	129	(16)	2,002	-	-	2,002
68	398	471	-	2,384	8	-	2,392
44	2	7	-	58	-	-	58
-	-	-	7,403	7,403	-	-	7,403
1,069	273	833	381	3,803	5,067 (2)	-	8,870
2,917	1,703	2,495	7,136	25,120	5,210	(34)	30,296
-	-	-	-	-	-	-	-
3,194	2,013	3,392	68,539	91,239	5,414	(61)	96,592`

-	-	-	33,285	33,285	227	-	33,512
208	-	-	-	610	-	-	610
77	259	693	-	2,668	6	-	2,674
-	-	-	27,221	27,221	-	-	27,221
50	31	218	836	2,195	107 (1)	(27)	2,275
335	290	911	28,057	32,694	113	(27)	32,780
530	52	102	(1)	3,045	1	-	3,046
1,072	694	977	(614)	6,444	92	(9)	6,527
130	271	120	(20)	2,021	-	-	2,021
69	348	426	-	2,441	7	-	2,448
87	-	5	(22)	76	-	-	76
-	-	-	6,216	6,216	-	-	6,216
905	252	897	457	3,803	5,072 (2)	(152)	8,723
2,793	1,617	2,527	6,016	24,046	5,172	(161)	29,057
-	-	-	-	-	-	-	-
3,128	1,907	3,438	67,358	90,025	5,512	(188)	95,349

-	-	-	33,560	33,560	285	-	33,845
221	-	-	1	907	-	-	907
70	312	713	(1)	3,023	6	-	3,029
-	-	-	29,420	29,420	-	-	29,420
56	33	177	901	2,207	102 (1)	(27)	2,282
347	345	890	30,321	35,557	108	(27)	35,638
418	46	104	1	2,794	6	-	2,800
1,073	665	1,008	(541)	6,168	46	-	6,214
142	293	110	(13)	2,071	-	-	2,071
68	348	342	-	2,261	5	-	2,266
93	-	6	(23)	84	-	-	84
-	-	-	4,666	4,666	-	-	4,666
828	235	791	487	3,254	4,573 (2)	-	7,827
2,622	1,587	2,361	4,577	21,298	4,630	-	25,928
-	-	-	-	-	-	-	-
2,969	1,932	3,251	68,458	90,415	5,023	(27)	95,411

Orange - 2018 Registration Document 143[Back to contents]

1.6.               Simplified statement of cash flows on telecommunication and Orange Bank activities

(in millions of euros)	2018
	Telecom activities	Orange Bank	Eliminations telecom activities / Orange Bank	Orange consolidated financial statements
Operating activities
Consolidated net income	2,326	(168)	-	2,158
Non-monetary items and reclassified items for presentation	11,457	40	-	11,497
Changes in working capital
Decrease (increase) in inventories, gross	(152)	-	-	(152)
Decrease (increase) in trade receivables, gross	(122)	-	25	(97)
Increase (decrease) in trade payables	158	44	(25)	177
Changes in other customer contract assets and liabilities	12	-	-	12
Changes in other assets and liabilities	(95)	(81)	-	(176)
Other net cash out
Operating taxes and levies paid	(1,776)	(1)	-	(1,777)
Dividends received	51	-	-	51
Interest paid and interest rates effects on derivatives, net	(1,259)	-	-	(1,259)
Income tax paid	(928)	-	-	(928)
Net cash provided by operating activities (a)	9,672	(166)	-	9,506
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(7,655)	(37)	-	(7,692)
Cash paid for investment securities, net of cash acquired	(284)	-	-	(284)
Investments in associates and joint ventures	(6)	-	-	(6)
Others purchases of assets available for sale	-	-	-	-
Purchases of equity securities measured at fair value	(90)	(14)	-	(104)
Proceeds from sales of investment securities, net of cash transferred	110	-	-	110
Decrease (increase) in securities and other financial assets	(501)	77	(152)	(576)
Net cash used in investing activities (b)	(8,426)	26	(152)	(8,552)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	5,214	-	-	5,214
Medium and long-term debt redemptions and repayments	(4,095)	-	-	(4,095)
Increase (decrease) of bank overdrafts and short-term borrowings	(251)	56	152	(43)
Decrease (increase) of cash collateral deposits	203	5	-	208
Exchange rates effects on derivatives, net	7	-	-	7
Other cash flows
Coupon on subordinated notes	(280)	-	-	(280)
Purchases of treasury shares - Orange Vision 2020 free share award plan	(101)	-	-	(101)
Other proceeds (purchases) from treasury shares	3	-	-	3
Capital increase (decrease) - non-controlling interests	(87) (1)	155 (1)	-	68
Changes in ownership interests with no gain/loss of control	(6)	-	-	(6)
Dividends paid to owners of the parent company	(1,860)	-	-	(1,860)
Dividends paid to non-controlling interests	(246)	-	-	(246)
Net cash used in financing activities (c)	(1,499)	216	152	(1,131)
Cash and cash equivalents in the opening balance	5,333	477	-	5,810
Cash change in cash and cash equivalents (a) + (b) + (c)	(253)	76	-	(177)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	1	-	-	1
Cash and cash equivalents in the closing balance	5,081	553	-	5,634

(1)  Of which 101 million euros in Orange Bank share capital invested by Orange.

Orange - 2018 Registration Document 144[Back to contents]

(in millions of euros)	2017
	Telecom activities	Orange Bank	Eliminations telecom activities/ Orange Bank	Orange consolidated financial statements
Operating activities
Consolidated net income	2,134	(94)	-	2,040
Non-monetary items and reclassified items for presentation	11,474	38	-	11,512
Changes in working capital
Decrease (increase) in inventories, gross	(14)	-	-	(14)
Decrease (increase) in trade receivables, gross	(271)	-	9	(262)
Increase (decrease) in trade payables	375	46	(9)	412
Changes in other customer contract assets and liabilities	112	-	-	112
Changes in other assets and liabilities	(120)	284	-	164
Other net cash out
Operating taxes and levies paid	(1,931)	(3)	-	(1,934)
Dividends received	55	-	-	55
Interest paid and interest rates effects on derivatives, net	(1,328)	(0)	-	(1,328)
Income tax paid	(584)	1	-	(583)
Net cash provided by operating activities (a)	9,902	272	-	10,174
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(7,311)	(67)	-	(7,378)
Cash paid for investment securities, net of cash acquired	(34)	-	-	(34)
Others purchases of assets available for sale	(43)	-	-	(43)
Purchases of equity securities measured at fair value	(7)	-	-	(7)
Proceeds from sales of investment securities, net of cash transferred	515	-	-	515
Decrease (increase) in securities and other financial assets	(1,082)	(63)	151	(994)
Net cash used in investing activities (b)	(7,962)	(130)	151	(7,941)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,450	-	-	2,450
Medium and long-term debt redemptions and repayments	(2,728)	-	-	(2,728)
Increase (decrease) of bank overdrafts and short-term borrowings	964	136	(151)	949
Decrease (increase) of cash collateral deposits	(1,138)	11	-	(1,127)
Exchange rates effects on derivatives, net	(66)	-	-	(66)
Other cash flows
Coupon on subordinated notes	(282)	-	-	(282)
Other proceeds (purchases) from treasury shares	(4)	-	-	(4)
Capital increase (decrease) - non-controlling interests	(66) (1)	100 (1)	-	34
Changes in ownership interests with no gain/loss of control	1	-	-	1
Dividends paid to owners of the parent company	(1,729)	-	-	(1,729)
Dividends paid to non-controlling interests	(236)	-	-	(236)
Net cash used in financing activities (c)	(2,834)	247	(151)	(2,738)
Cash and cash equivalents in the opening balance	6,267	88	-	6,355
Cash change in cash and cash equivalents (a) + (b) + (c)	(894)	389	-	(505)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(40)	-	-	(40)
Cash and cash equivalents in the closing balance	5,333	477	-	5,810

(1)  Of which 65 million euros in Orange Bank share capital invested by Orange.

Orange - 2018 Registration Document 145[Back to contents]

(in millions of euros)	2016
	Telecom activities	Orange Bank	Eliminations telecom activities/ Orange Bank	Orange consolidated financial statements
Operating activities
Consolidated net income	3,036	86	-	3,122
Non-monetary items and reclassified items for presentation	10,144	(99)	-	10,045
Changes in working capital
Decrease (increase) in inventories, gross	(62)	-	-	(62)
Decrease (increase) in trade receivables, gross	113	-	-	113
Increase (decrease) in trade payables	82	2	-	84
Changes in other customer contract assets and liabilities	66	-	-	66
Changes in other assets and liabilities	(507)	(200)	-	(707)
Other net cash out
Operating taxes and levies paid	(1,896)	(1)	-	(1,897)
Dividends received	236	-	-	236
Interest paid and interest rates effects on derivatives, net	(1,345)	1	-	(1,344)
Income tax paid	(906)	(0)	-	(906)
Net cash provided by operating activities (a)	8,961	(211)	-	8,750
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(8,306)	(9)	-	(8,315)
Cash paid for investment securities, net of cash acquired	(1,244)	55 (1)	-	(1,189)
Investments in associates and joint ventures	(17)	-	-	(17)
Others purchases of assets available for sale	(12)	-	-	(12)
Purchases of equity securities measured at fair value	(1)	-	-	(1)
Proceeds from sales of investment securities, net of cash transferred	4,588	-	-	4,588
Decrease (increase) in securities and other financial assets	(65)	105	27	67
Net cash used in investing activities (b)	(5,057)	151	27	(4,879)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	3,411	27	(27)	3,411
Medium and long-term debt redemptions and repayments	(2,667)	(27)	-	(2,694)
Increase (decrease) of bank overdrafts and short-term borrowings	90	44	-	134
Decrease (increase) of cash collateral deposits	(888)	4	-	(884)
Exchange rates effects on derivatives, net	201	-	-	201
Other cash flows
Coupon on subordinated notes	(291)	-	-	(291)
Other proceeds (purchases) from treasury shares	2	-	-	2
Capital increase (decrease) - owners of the parent company	113	-	-	113
Capital increase (decrease) - non-controlling interests	(104) (2)	100(2)	-	(4)
Changes in ownership interests with no gain/loss of control	(16)	-	-	(16)
Dividends paid to owners of the parent company	(1,596)	-	-	(1,596)
Dividends paid to non-controlling interests	(259)	-	-	(259)
Net cash used in financing activities (c)	(2,004)	148	(27)	(1,883)
Cash and cash equivalents in the opening balance	4,469	-	-	4,469
Cash change in cash and cash equivalents (a) + (b) + (c)	1,900	88	-	1,988
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(102)	-	-	(102)
Cash and cash equivalents in the closing balance	6,267	88	-	6,355

(1)  Related to Orange Bank cash acquired.

(2)  Of which 65 million euros in Orange Bank share capital invested by Orange.

Orange - 2018 Registration Document 146[Back to contents]

1.7.               Reconciliation from adjusted EBITDA to reported EBITDA

The expenses relating to significant litigations correspond to the reassessment of the risk related to various disputes.

The specific labor expenses predominantly reflect the impact of changes in assumptions and experience adjustments of the various "part-time for seniors plans" (TPS) in France. In 2018, these are mainly related to the effect of the three-year extension of the 2015 French part-time for seniors plans (see Note 6.2).

The review of the investments and business portfolio in 2016 included the gains on disposal of Fime amounting to 49 million euros.

The restructuring and integration costs are presented in Note 5.3.

The other specific items in 2016 included the costs of the non-completed Bouygues transaction.

Changes in the presentation of segment information

The new organization of the Executive Committee of Orange group, in place since May 2, 2018, has led the Group to re-examine the presentation of its segment information without however modifying the definition of operating segments and Cash Generating Units (CGUs).

The 2017 and 2016 segment data presented reflect these changes.

Decisions on the allocation of resources and the performance assessment of Orange component parts (hereinafter referred to as "the Group") are made by the Chairman and Chief Executive Officer (main operational decision-maker) at operating segment level, mainly consisting of the geographical establishements. The operating segments are:

-    France (Enterprise excluded);

-    Spain;

-    Poland, Belgium and Luxembourg, and each Central European countries (the Europe aggregate combines the operating segments of this area);

-    Sonatel subgroup (gathering Sonatel entities in Senegal, Orange Mali, Orange Bissau, Orange in Guinea and Orange in Sierra Leone), the Côte d’Ivoire subgroup (including Orange Côte d’Ivoire entities, Orange in Burkina Faso and Orange in Liberia) and each of the other countries in Africa and Middle East (the Africa and Middle East aggregate combines the operating segments of this area);

-    Enterprise;

-    the activities of International Carriers and Shared Services (IC&SS), which contain certain resources, mainly in the areas of networks and information systems, research and development and other shared Group activities, as well as the Orange brand;

-    Orange Bank.

Accounting policies

Segment information

The use of shared resources, mainly provided by IC&SS, is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and the use of the resources is included in expenses taken into account for the calculation of the service user’s EBITDA. The cost of shared resources may be affected by changes in contractual relationships or organization and may therefore impact the segment results disclosed from one year to another.

Adjusted EBITDA and reported EBITDA are operating performance indicators used by the Group:

-    to manage and assess its operating and segment results; and

-    to implement its investment and resource allocation strategy.

The Group’s management believes that the presentation of these indicators is relevant as it provides readers with the same management indicators as those used internally.

Reported EBITDA corresponds to operating income before depreciation and amortization, effects associated with takeovers, reversal of translation reserves of liquidated entities, impairment of goodwill and fixed assets and share of profits (losses) of associates and joint ventures.

Adjusted EBITDA corresponds to reported EBITDA, adjusted for significant litigation, specific labor expenses, review of the investments and business portfolio, restructuring and integration costs and, where appropriate, other specific elements.

This measurement indicator allows for the effects of certain specific factors to be isolated from reported EBITDA, irrespective of their recurrence and the type of income or expense, when they are linked to:

-    significant litigation:

Associated procedures are based on third-party decisions (regulatory authority, court, etc.) and occurring over a different period to the activities at the source of the litigation. By their very nature, costs are difficult to predict in terms of their source, amount and period;

-    specific labor expenses:

Independently of the departure plans included under restructuring costs, certain changes in the working hours of employees may have a negative impact on the period during which they are agreed and implemented. This primarily relates to the various "part-time for seniors plans" (TPS) in France;

-    review of the investments and business portfolio:

The Group regularly reviews its investments and business portfolio: as part of this review, decisions to dispose of assets are implemented, which by their very nature have an impact on the period during which the disposal takes place. The corresponding gains (losses) on disposal affect either reported EBITDA or the net income from discontinued operations;

-    restructuring and integration costs:

The adjustment of Group activities in line with changes in the business environment may also incur other types of transformation costs. These actions may have a negative effect on the period during which they are announced or implemented; for instance but not limited to, some of the transformation plans approved by the internal governance bodies;

-    where applicable, other specific elements that are systematically specified in relation to income and/or expenses.

Adjusted EBITDA and reported EBITDA are not financial aggregates as defined by IFRS and are not comparable to similarly titled indicators used by other groups. They are provided as additional information only and should not be considered as a substitute for operating income or cash flow provided by operating activities.

CAPEX relate to the acquisition of tangible and intangible assets excluding telecommunications licenses and investments financed through finance leases and are used internally as an indicator to allocate resources. CAPEX are not a financial aggregate defined by IFRS and may not be comparable to similarly-titled indicators used by other companies.

Inter-segment assets and liabilities are reported in each operating segment.

Non-allocated assets and liabilities for the telecommunications business, mainly include external financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities, as well as equity. Financial debt and investments between these segments are presented as non-allocated elements.

For Orange Bank, the line "Other" includes the assets and liabilities listed above, as well as the loans and receivables and debts related to the Bank’s activity.

The other accounting policies are presented within each note to which they refer.

Orange - 2018 Registration Document 147[Back to contents]

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

Note 2.      Description of business and basis of preparation of the consolidated financial statements

2.1.               Description of business

Orange provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission and other value-added services, mainly in Europe, Africa and Middle East. The Group is also developing its activity in the mobile financial services.

Telecommunications operator activities are regulated and dependent upon the granting of licenses, just as mobile financial service activities have their own regulations.

2.2.               Basis of preparation of the 2018 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors’ Meeting on February 20, 2019 and will be submitted for approval at the Shareholders’ Meeting on May 21, 2019.

The 2018 consolidated annual financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union. Comparative figures are presented for 2017 and 2016 using the same basis of preparation.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the texts currently being endorsed, that have no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

Orange - 2018 Registration Document 148[Back to contents]

The principles applied to prepare the 2018 financial data are based on:

-all the standards and interpretations endorsed by the European Union compulsory as of December 31, 2018;

-options taken relating to date and methods of first application (see 2.3 below);

-the recognition and measurement alternatives allowed by the IFRSs:

Standard		Alternative used
IAS 1	Accretion expense on operating liabilities (employee benefits, environmental liabilities) and licenses	Classification as financial expenses
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 7	Interest paid and received dividends	Classification as net operating cash flows
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 38	Intangible Assets	Measurement at amortized historical cost
IFRS 3R	Non-controlling interests of the net identifiable asset of the acquired entity	At the acquisition date, measurement either at fair value or at the portion

-accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	Financial statements and segment information
Operating taxes and levies	9.1
Income taxes	9.2
Non-controlling interests - Change in ownership interest in a subsidiary - Transactions with owners	3 & 13.6

In the absence of any accounting standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

-fairly present the Group’s financial position, financial performance and cash flows;

-reflect the economic substance of transactions;

-are neutral;

-are prepared on a prudent basis; and

-are complete in all material respects.

2.3.               New standards and interpretations applied from January 1, 2018

2.3.1.             Initial application of IFRS 9 "Financial instruments"

The new standard IFRS 9 "Financial instruments" is of mandatory application since January 1, 2018. The Group has elected not to restate the 2016 and 2017 comparative periods, as authorized by the standard.

This option led the Group to recognize the aggregate impact of restatements required by the standard in the Group opening Equity as of January 1, 2018. The nature and the impacts of the main restatements are described below. Application of IFRS 9 led to a reduction in reserves of 23 million euros, recognized through a decrease in trade receivables of 22 million euros, a decrease in current assets at amortized cost relating to Orange Bank transactions of 6 million euros and an increase in deferred tax assets of 5 million euros.

IFRS 9 comprises three phases: classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting.

> Classification and measurement of financial assets and liabilities

The new classification proposed by IFRS 9 determines the way assets are recognized and measured. The financial asset classification depends on the combination of the following two criteria:

-the Group’s business model for managing financial assets; and

-the contractual cash flow characteristics of the financial asset (whether or not solely payments of principal and interest).

Based on the combined analysis of these two criteria, IFRS 9 identifies three business models:

-financial assets measured at fair value through profit or loss;

-financial assets measured at fair value through other comprehensive income that may be reclassified (or not) to profit or loss;

-financial assets measured at amortized cost.

Assets previously classified as available-for-sale assets and held-to-maturity investments under IAS 39 are now presented in the following categories:

-financial assets at fair value through profit or loss: it mainly concerns certain investment securities that are neither consolidated nor equity-accounted, including shares in BT Group Plc (BT), and financial investments such as negotiable debt securities, deposits and monetary UCITS, that comply with the Group’s liquidity risk management policy;

-financial assets at fair value through other comprehensive income that will never be reclassified to profit or loss: it mainly concerns investment securities that are neither consolidated nor equity accounted;

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-financial assets at fair value through other comprehensive income that may be reclassified to profit or loss: it mainly concerns investments in debt securities;

-financial assets at amortized cost: it mainly concerns loans and receivables and fixed-income securities.

The application of IFRS 9 has no impact on the Group’s Accounting policy regarding financial liabilities.

> Impairment of financial assets

Telecom activities:

IFRS 9 introduces a new expected loss model for impairment of financial assets. The new standard requires expected credit losses to be taken into account from the initial recognition of financial instruments. In addition to the existing provision system, the Group has elected to apply a simplified approach of anticipated impairment upon asset recognition.

Banking activities:

An impairment or provision for expected credit losses is systematically recognized in respect of debt instruments classified in financial assets at amortized cost or financial assets at fair value through other comprehensive income, lease receivables and financing commitments and financial guarantees given. These impairments and provisions are recognized when the loans are granted, on conclusion of commitments or on the acquisition of bond securities, without waiting for objective evidence of impairment.

The relevant financial assets are allocated to three categories according to changes in credit risk observed since initial recognition and an impairment is recognized on the outstandings of each category as follows:

-performing outstandings: expected losses are calculated over a 12-month period and financial income (interest) is calculated based on the gross amount of the instrument;

-non-performing outstandings: if the credit risk has significantly worsened since the debt was recorded in the balance sheet, losses expected over the loan term are recognized and the financial income is calculated based on the gross amount of the instrument;

-doubtful outstandings: the expected loss over the loan term is recognized. Financial income is calculated based on the instrument amount net of impairment.

> Hedge accounting

The Group’s hedging policy is not affected by the application of IFRS 9.

The Group has elected to retrospectively account for the Foreign Currency Basis Spread of the cross currency swaps designated as Cash Flow Hedge as costs of hedging. This option allows the recognition of the Foreign Currency Basis Spread in other comprehensive income and its amortization into profit or loss over the hedging term. This reclassification has no impact on the Group opening Equity.

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> Impact on the consolidated financial statements

-Impact on the consolidated statement of financial position:

(in millions of euros)	December 31, 2017 historical data	December 31, 2017 IFRS 15 restated data (1)	IFRS 9 impacts classification of financial assets	IFRS 9 impacts impairment of financial assets	Impact of IFRS 9 application	January 1, 2018 restated data
Non-current financial assets related to Orange Bank activities(2)	1,464	1,464	-	-	-	1,464
Assets available for sale	791	791	(791)	-	(791)	-
Assets at fair value through profit or loss	-	-	71	-	71	71
Assets held to maturity	611	611	(611)	-	(611)	-
Financial assets at amortized cost	62	62	549	-	549	611
Assets at fair value through other comprehensive income that may be reclassified to profit or loss	-	-	782	-	782	782
Non-current financial assets(2)	2,247	2,247	-	-	-	2,247
Assets available for sale	1,067	1,067	(1,067)	-	(1,067)	-
Assets at fair value through profit or loss	146	146	1,554	-	1,554	1,700
Financial assets at amortized cost	1,034	1,034	(695)	-	(695)	339
Assets at fair value through other comprehensive income that will not be reclassified to profit or loss	-	-	208	-	208	208
Deferred tax assets	1,825	1,586	-	5	5	1,591
Total non-current assets	74,035	73,612	-	5	5	73,617
Trade receivables	5,175	5,175	-	(22)	(22)	5,153
Current financial assets related
to Orange Bank activities(2)	3,275	3,275	-	(6)	(6)	3,269
Assets available for sale	4	4	(4)	-	(4)	-
Assets held to maturity	4	4	(4)	-	(4)	-
Financial assets at amortized cost	3,096	3,096	4	(6)	(2)	3,094
Assets at fair value through profit or loss	171	171	-	-	-	171
Assets at fair value through other comprehensive income that may be reclassified to profit or loss	-	-	4	-	4	4
Total current assets	20,679	21,737	-	(28)	(28)	21,709
Total assets	94,714	95,349	-	(23)	(23)	95,326
Total equity	32,942	33,512	-	(23)	(23)	33,489
Total non-current liabilities	32,736	32,780	-	-	-	32,780
Total current liabilities	29,036	29,057	-	-	-	29,057
Total equity and liabilities	94,714	95,349	-	(23)	(23)	95,326

(1)  The effects of IFRS 15 application are described in Note 2.3.2.

(2)  Financial assets and liabilities related to Orange Bank activities are isolated from those of telecom activities and include loans and receivables of Orange Bank in assets and debts related to Orange Bank activities in liabilities. These reclassifications have been applied to all presented periods since 2018.

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-Effects on the consolidated shareholders’ equity:

(in millions of euros)	December 31, 2017 historical data	December 31, 2017 IFRS 15 restated data (1)	IFRS 9 impacts classification of financial assets	IFRS 9 impacts impairment of financial assets	Impact of IFRS 9 application	January 1, 2018 restated data
Share capital	10,640	10,640	-	-	-	10,640
Share premiums and statutory reserve	16,859	16,859	-	-	-	16,859
Subordinated notes	5,803	5,803	-	-	-	5,803
Reserves	(2,339)	(1,851)	39	(19)	20	(1,831)
Other comprehensive income	(475)	(476)	(39)	-	(39)	(515)
o/w assets available for sale	56	56	(56)	-	(56)	-
o/w assets at fair value	-	-	17	-	17	17
o/w other comprehensive income	(531)	(530)	-	-	-	(530)
Total equity attributable to the owners of the parent company	30,488	30,975	-	(19)	(19)	30,956
Reserves	2,242	2,323	-	(4)	(4)	2,319
Other comprehensive income	212	214	-	-	-	214
o/w assets available for sale	(1)	(1)	1	-	1	-
o/w assets at fair value	-	-	(1)	-	(1)	(1)
o/w other comprehensive income	213	215	-	-	-	215
Total equity attributable to non-controlling interests	2,454	2,537	-	(4)	(4)	2,533
Total equity	32,942	33,512	-	(23)	(23)	33,489

(1)  The effects of IFRS 15 application are described in Note 2.3.2.

The following table reconciles the assets and liabilities for each of the two areas (intra-group transactions between telecom activities and Orange Bank are not eliminated) with the consolidated statement of financial position as at January 1, 2018:

(in millions of euros)	Orange consolidation financial statements	o/w telecom activities	o/w Orange Bank	o/w eliminations telecom activities / bank
Non-current assets related to Orange Bank activities	1,464	-	1,464	-
Non-current financial assets	2,247	2,274	-	(27) (1)
Non-current derivatives, assets	213	200	13	-
Current financial assets related to Orange Bank activities	3,269	-	3,421	(152) (2)
Current financial assets	2,686	2,686	-	-
Current derivatives, assets	34	34	-	-
Cash and cash equivalents	5,810	5,333	477	-
Non-current liabilities related to Orange Bank activities	-	-	27	(27) (1)
Non-current financial liabilities	26,293	26,293	-	-
Non-current derivatives, liabilities	1,002	929	73	-
Current financial liabilities related to Orange Bank activities	4,941	-	4,941	-
Current financial liabilities	6,030	6,182	-	(152) (2)
Current derivatives, liabilities	34	34	-	-

(1)  Loan granted by Orange SA to Orange Bank.

(2)  Loan granted by Orange Bank to Orange SA within the framework of the repurchase agreement of OATs securities between Orange SA and Orange Bank.

The information required as at December 31, 2018 on the financial assets and liabilities are presented in Notes 11 and 12 for telecom activities and in Note 15 for banking activities.

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2.3.2.             First application of IFRS 15 "Revenue from contracts with customers"

The Group applies IFRS 15 with effect from January 1, 2018. It elected for retrospective application, restating published figures for the 2016 and 2017 comparative periods.

The Group adopted the following authorized practical expedients on initial application:

-for all reporting periods presented before the date of initial application, the Group did not disclose the amount of the transaction price allocated to the remaining performance obligations nor explained when it expects to recognize that amount as revenue;

-the Group did not restate contracts that began and ended before January 1, 2016 (first comparative reporting period).

Application of IFRS 15 to ongoing contracts as of January 1, 2016 resulted in an increase in consolidated reserves of 815 million euros, as of January 1, 2016, of which 674 million euros attributable to owners of the parent company and 141 million euros attributable to non-controlling interests, in return mainly for the recognition of:

-contract assets net of performance obligations liabilities for 1,003 million euros;

-assets related to deferred acquisition costs for 294 million euros;

-deferred taxes for a net impact of (339) million euros.

The recognition of these assets net of liabilities led the Group to reassess the net carrying value of the Cash Generating Units (CGUs) and the results of the impairment tests as of January 1, 2016 and to reflect a goodwill impairment charge of (139) million euros in certain operating segments, in exchange for consolidated reserves.

IFRS 15 introduces a revenue recognition approach focused on:

-the identification of contracts, customers and contract amendments;

-the identification of distinct performance obligations (promises made by the supplier), their reference price (individual selling price) and the transfer to the customer of control of performance obligations continuously or at a point in time;

-the determination of the transaction price (consideration promised by the customer), its fixed and variable components (and related recognition restrictions) and its allocation to the performance obligations.

The main impacts of the new methodology introduced by IFRS 15 compared with the accounting policies previously applied are as follows:

-for bundled service and equipment offerings, prior to adoption of IFRS 15, revenue recognized on the sale of mobile phones was restricted to a contractual amount not dependent on the supply of future services, which was generally the amount received from the customer for the sale of the mobile phone. This amount corresponded conventionally to the amount paid at the time of delivery, or for installments, to discounted amounts payable over 12 or 24 months. Under IFRS 15, the transaction price is allocated between the mobile phone and the service based on individual selling prices and recognized in revenue at the moment of the transfer of control of the equipment or service to the customer. This change primarily impacts bundled offerings comprising the sale of a mobile phone at a reduced price combined with a fixed-term service contract. Accordingly, for this type of offering, the effects on the Group’s accounts are as follows:

-the overall revenue from the contract does not change, but the pace of recognition and the split between the sold mobile phone and the service are modified (additional equipment revenue at the beginning of the contract, in return for a reduction in revenue of services of the same amount afterwards),

-accelerated recognition of revenue, at the time of the sale of the equipment is reflected in the consolidated statement of financial position by the presentation of a contract asset which is transformed into a receivable as the provision of communication services progresses;

-IFRS 15 therefore increases the sensitivity of total revenue to equipment sales and to the effect of seasonality of these sales between quarters. Depending on the position in each market, the impact of IFRS 15 on period-on-period total revenue trends will differ from that previously presented under IAS 18, according to whether discounts on equipment levels are increasing or decreasing. In recent years, the markets in which we operate have, excluding exceptions, recorded a decrease in discounted equipment offerings. Compared with IAS 18, the implementation of IFRS 15 also requires new judgements and assumptions, notably regarding the enforceable contract term and the expected total transaction price and the reference price of the transaction components;

-IFRS 15 changed the indicators used to determine whether an entity acts as a principal or an agent in a transaction. This did not, however modify our previous judgements, particularly as regards agreements with our distributors for the supply of mobile phones, under which Orange primarily acts as a principal in the sale of mobile phones to the end-customer. The revenue recognized by Orange on the sale of a mobile phone combined with a fixed-term contract is therefore identical irrespective of the distribution channel;

-IFRS 15 also introduces criteria for identifying a financial component in a commercial transaction that must be recognized separately, unless it has a negligible effect in each contract or concerns a contract of less than one year. A financial component is likely to be identified in offerings combining the supply of a mobile phone and a fixed-term services contract (except payments by installments models which, by nature, meet the definition of a financial receivable). On markets where these offerings exist, the low level of interest rates has not led to the recognition of a separate financial component. This assessment could however change if, for example, contractual terms or interest rates were to increase;

-for our services requiring non-standard equipment (and Internet offerings including the provision of a Livebox®), IFRS 15 has not changed our historical analysis that this equipment is a component of the network controlled by Orange and is not therefore a distinct performance obligation;

-for our straight-forward service offerings for Mass market or Enterprise market, no changes in revenue recognition were identified as a result of application of IFRS 15. Contract assets are not therefore recognized in addition to trade receivables recognized under IAS 18 and IAS 11, or contract liabilities other than deferred income recognized under IAS 18 and IAS 11;

-integration and information technology services proposed to Enterprise market often involve complex contracts which require the exercise of greater judgement and modified estimates under IFRS 15, compared with IAS 18 and IAS 11. This is notably the case for the identification of distinct performance obligations or not (platform build and run phases) and the measurement of contract factors impacting several accounting periods (notably fixed and variable transaction price components), as well as contract amendments. The application of IFRS 15 did not, however, lead to significant changes in revenue recognition;

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-wholesale activities (operator customers) also involve complex contracts requiring a similar exercise of judgement and estimates under IFRS 15 as for the above Enterprise market activities. These activities also require the exercise of specific judgement when classifying a transaction as a non-monetary exchange between entities in the same line of business to facilitate sales to customers or potential customers; these transactions are excluded from IFRS 15’s revenue recognition scope. Overall, the application of IFRS 15 has not led to significant changes in revenue recognition, with the exception of a network sharing agreement in Spain. In the public initiative network sector, IFRIC 12 application "Service concession arrangements" remains effective and revenue is recognized in accordance with the terms of IFRS 15;

-in a substantial change from IAS 18, IFRS 15 requires the capitalization of certain costs of obtaining a contract and their release to profit or loss on a time-apportioned basis over the expected duration of the contractual relationship. However, due to the Group’s strategy in recent years of focusing on direct distribution and the development of Internet sales, sales commissions qualifying for deferral under IFRS 15 are generally decreasing. This new principle requires assumptions to be made regarding the expected duration of contractual relationships. Finally, new costs of fulfilling a contract that must be deferred under IFRS 15 were not identified.

> Effects on the consolidated financial statements

-Effects on the consolidated income statement:

(in millions of euros, except for per share data)	December 31, 2017			December 31, 2016
	Historical data	IFRS 15 application effect	Restated data from IFRS 15	Historical data	IFRS 15 application effect	Restated data from IFRS 15
Revenue	41,096	(237)	40,859	40,918	(210)	40,708
Increase/decrease linked to the timing difference of the services revenue recognition (1)	-	(1,071)	-	-	(1,180)	-
Increase/decrease linked to the timing difference of the equipment sales revenue recognition (2)	-	958	-	-	1,080	-
Other (3)	-	(124)	-	-	(110)	-
External purchases	(18,475)	94	(18,381)	(18,281)	95	(18,186)
Increase/decrease linked to the capitalization ot the costs of obtaining a contract (4)	-	(28)	-	-	(17)	-
Other impacts (3)	-	122	-	-	112	-
Other operating income and expense	(17,704)	4	(17,700)	(18,560)	(45)	(18,605)
Operating income	4,917	(139)	4,778	4,077	(160)	3,917
Finance costs, net	(1,715)	-	(1,715)	(2,097)	-	(2,097)
Income tax (5)	(1,088)	36	(1,052)	(970)	19	(951)
Consolidated net income of continuing operations	2,114	(103)	2,011	1,010	(141)	869
Consolidated net income of discontinued operations	29	-	29	2,253	-	2,253
Consolidated net income	2,143	(103)	2,040	3,263	(141)	3,122
Net income attributable to owners of the parent company	1,906	(63)	1,843	2,935	(122)	2,813
Non-controlling interests	237	(40)	197	328	(19)	309
Earnings per share (in euros) attributable to parent company
Net income of continuing operations
basic	0.61	(0.03)	0.58	0.15	(0.05)	0.10
diluted	0.61	(0.03)	0.58	0.15	(0.05)	0.10
Net income of discontinued operations
basic	0.01	-	0.01	0.85	-	0.85
diluted	0.01	-	0.01	0.85	-	0.85
Net income
basic	0.62	(0.03)	0.59	1.00	(0.05)	0.95
diluted	0.62	(0.03)	0.59	1.00	(0.05)	0.95

(1)  For contracts combining a discounted sale of equipment and telecommunication services, revenue allocated to telecommunication services is lower due to the new revenue allocation method under IFRS 15 (i.e. allocation of revenue to all performance obligations in proportion to individual selling prices). The Group therefore recognized an adjustment to reflect this new revenue allocation.

(2)  For the same offerings and again due to the change in the revenue allocation method, equipment revenue is higher to reflect the value of the asset that the customers receive at the beginning of the contract.

(3)  Mainly concerns the effects associated to a RAN sharing contract in Spain.

(4)  the Group pays sales commission and agent costs to distributors as part of obtaining firm contracts with customers. Previously booked in expenses when incurred, these costs are now capitalized and amortized over the contract term.

(5)  Effect on deferred tax recognition of the IFRS 15 impacts presented above and the adjustment of the recoverable amount of deferred tax assets.

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-Effects on the consolidated statement of financial position:

(in millions of euros)	December 31, 2015 historical data	IFRS 15 appli- cation effect	January 1, 2016 restated data from IFRS 15	December 31, 2016 historical data	IFRS 15 appli- cation effect	January 1, 2017 restated data from IFRS 15	December 31, 2017 historical data	IFRS 15 appli- cation effect	January 1, 2018 restated data from IFRS 15
Assets
Goodwill (1)	27,071	(139)	26,932	27,156	(177)	26,979	27,095	(184)	26,911
Deferred tax assets	2,430	(293)	2,137	2,116	(269)	1,847	1,825	(239)	1,586
Total non-current assets	71,330	(432)	70,898	74,819	(446)	74,373	74,035	(423)	73,612
Other customer contract assets	-	1,442	1,442	-	1,335	1,335	-	1,204	1,204
Customer contract assets (2)	-	1,027	1,027	-	916	916	-	815	815
Costs of obtaining a contract (3)	-	294	294	-	273	273	-	250	250
Costs to fulfill a contract (4)	-	121	121	-	146	146	-	139	139
Other current assets	983	-	983	1,073	-	1,073	1,101	(7)	1,094
Prepaid expenses (4)	495	(122)	373	540	(146)	394	594	(139)	455
Total current assets	14,312	1,320	15,632	19,849	1,189	21,038	20,679	1,058	21,737
Assets held for sale	5,788	-	5,788	-	-	-	-	-	-
Total assets	91,430	888	92,318	94,668	743	95,411	94,714	635	95,349
Equity and liabilities
Total equity	33,267	815	34,082	33,174	671	33,845	32,942	570	33,512
Deferred tax liabilities	879	45	924	658	48	706	611	44	655
Total non-current liabilities	36,537	45	36,582	35,590	48	35,638	32,736	44	32,780
Trade payables	6,227	4	6,231	6,211	3	6,214	6,522	5	6,527
Customer contract liabilities (5)	-	2,121	2,121	-	2,071	2,071	-	2,021	2,021
Deferred income (5)	2,136	(2,097)	39	2,134	(2,050)	84	2,081	(2,005)	76
Total current liabilities	21,626	28	21,654	25,904	24	25,928	29,036	21	29,057
Total equity and liabilities	91,430	888	92,318	94,668	743	95,411	94,714	635	95,349

(1)  The new standard generates a change in the composition of the net carrying amount of tested assets of cash generating units. The net carrying amount of tested assets now includes the contract assets. This change led to the recognition of impairment losses on goodwill in Poland of (139) million euros as of January 1, 2016 and in Romania of (55) million euros in 2016.

(2)  The accelerated recognition of revenue resulting from the new revenue allocation method is reflected in the balance sheet by a contract asset recognized on signature of the contract for an amount corresponding in part to the discount granted to the customer on the equipment. This contract asset decreases over the enforceable period of the contract, to the extent the discount granted on the equipment is recovered each month through invoicing of the service contract. An impairment reflects the risk of non-recovery of the contract asset and depending on the geographical area, instances of fraud or churn where termination costs are not billed. To assess this risk, the countries determine a contract asset impairment rate according to the nature of the event and the relevant customer segment, using a historical statistical approach.

(3)  The Group pays sales commission and agent costs to distributors as part of obtaining firm contracts with customers. Previously booked in expenses when incurred, these costs are now capitalized and amortized over the contract term.

(4)  Prior to application of IFRS 15, costs of fulfilling a contract were recognized in prepaid expenses. They are now included in other assets related to contracts with customers.

(5)  As for prepaid expenses, deferred income relating to customer contracts was reclassified to liabilities related to contracts with customers. Residual deferred income are out of IFRS 15 scope.

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-Effects on the consolidated statement of cash flows:

(in millions of euros)	December 31, 2017			December 31, 2016
	Historical data	IFRS 15 application effect	Restated data from IFRS 15	Historical data	IFRS 15 application effect	Restated data from IFRS 15
Consolidated net income	2,143	(103)	2,040	3,263	(141)	3,122
Non-monetary items and reclassified items for presentation
Impairment of goodwill	(20)	-	(20)	772	42	814
Change in provisions	(73)	(7)	(80)	(159)	(2)	(161)
Income tax	1,088	(36)	1,052	970	(19)	951
Changes in working capital
Increase (decrease) in trade payables	409	3	412	85	(1)	84
Changes in other customer contract assets and liabilities	-	112	112	-	66	66
Changes in other assets and liabilities	132	31	163	(762)	55	(707)
Net cash provided by operating activities (a)	10,174	-	10,174	8,750	-	8,750
Net cash used in investing activities (b)	(7,941)	-	(7,941)	(4,879)	-	(4,879)
Net cash used in financing activities (c)	(2,738)	-	(2,738)	(1,883)	-	(1,883)
Net change in cash and cash equivalents (a) + (b) + (c)	(505)	-	(505)	1,988	-	1,988

The information required as at December 31, 2018 on the net assets and liabilities from customer contracts are presented in Note 4.4.

2.4.               Main standards and interpretations compulsory after December 31, 2018 with no early application elected by the Group

2.4.1.             IFRIC 23 "Uncertain fiscal positions"

The IFRIC 23 "Uncertain fiscal positions" text, the application of which is compulsory after December 31, 2018, will not have a significant effect on the consolidated annual financial statements of the Orange group.

2.4.2.             IFRS 16 "Leases"

IFRS 16 implementation has been subject to a dedicated project within the Group. After having finalized the analysis and concluded on the scope of application (still subject to new interpretations), the Group started, in 2018, the implementation and deployment of the tools dedicated to lease accounting. As at December 31, 2018, the Group is finalizing the inventory of contracts, the tools deployment and the data collection in order to be able to present, as of 2019, financial statements in compliance with IFRS 16.

In order to define the scope of application of this new standard, the Group has analyzed all of its leases (under IAS 17) and service contracts in order to determine whether these contracts contain a lease component. The Group defines a contract as a lease if it conveys to the lessee the right to control the use of an identified asset.

After this analysis phase the Group defined four main categories of leases contracts:

-real estate: point of sales, offices buildings, technical buildings;

-mobile network: lands, certain contracts with TowerCos;

-fixed network: access to the local loop, colocation in technical building, certain dark fiber contracts;

-general expenses: vehicles, technical cars, datacenter.

From January 1, 2019 onward, the Group (as lessee) will record all of its leases contracts using a unique model in which an asset will be recognized on the balance sheet for the right of use of the assets leased against a liability for the corresponding lease obligations.

The accounting measurement of these items on the balance sheet depend on the following:

-the assessment of the term to be retained for each contract. This duration corresponds to the non-cancelable lease term, plus the time periods in any extension option the lessee can be reasonably certain to exercise and any option to cancel which the lessee is certain will not be exercised. The definition of this contract term must also take into account laws and practices in each jurisdiction or sector of activity regarding the duration of a firm commitment granted by lessors;

-the combination of the fixed and variable components of contractual payments;

-the determination of the incremental borrowing rate if the contract’s implicit rate cannot easily be established.

The Group has also chosen to use the two exemptions proposed by the standard on leases contracts:

-contracts with a duration of less than 12 months;

-contracts for which the the underlying asset new value is around 5,000 euros.

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In addition to the effect on the statement of financial position, the income statement (depreciation of rights of use assets and interests expenses on lease liabilities instead of operating lease expenses, acceleration of the expense notably resulting from the interest component) and the statement of cash flows (only interests expenses will continue to affect the operating cash flows, investment cash flows will not be impacted, while financing cash flows will be impacted by the repayment of the debt) will also be affected.

The Group will apply IFRS 16 from January 1, 2019 using the simplified retrospective method without restatement of comparative periods. Whilst following current discussions under way at the IFRIC and IASB, the Group estimates the effect on the opening balance sheet between 5.5 and 6.5 billion euros resulting from the recognition of the lease obligation and the right of use associated with leases contracts. Furthermore, the Group will record deferred taxes during the initial recognition of the right of use and the lease obligation from the transition.

The effect on equity at January 1, 2019 should not be material.

These impacts at transition date are not directly comparable to the off-balance sheet commitments as presented in Note 14.1 mentioning the operating leases commitments. The main differences concern the scopes of application and the valuation methods of lease payments (see Note 14.1).

2.5.               Accounting policies, use of judgment and estimates

The accounting policies are presented within each note to which they refer. In summary:

Note	Topic	Accounting policies	Judgments and estimates (1)
1	Segment information	X
3	Changes in the scope of consolidation, takeovers (business combinations), internal transfer of consolidated shares, assets held for sale	X	X
4.1	Revenue	X	X
4.3	Trade receivables	X
4.4	Customer contract net assets and liabilities, costs of obtaining a contract and costs to fulfill a contract, unfulfilled performance obligations	X
4.6	Submarine cable consortiums, Orange Money	X
4.7	Related party transactions	X
5.1	Advertising, promotion, sponsoring, communication and brand marketing costs	X
5.2	Litigation	X	X
5.3	Restructuring and integration costs	X	X
5.4	Equipment inventories and broadcasting rights	X
5.6	Trade payables	X	X
6.2	Employee benefits	X	X
6.3	Employee share-based compensation	X
7	Goodwill, impairment of goodwill	X	X
8.1	Depreciation and amortization	X
8.2	Impairment of fixed assets	X	X
8.3	Other intangible assets	X	X
8.4	Property, plant and equipment	X	X
8.5	Fixed assets payables	X	X
8.6	Dismantling provision	X	X
9.1	Operating taxes and levies	X
9.2	Income tax	X	X
10	Interests in associates and joint ventures	X	X
11.3	Net financial debt	X	X
11.3	Cash and cash equivalents, bonds, bank loans and loans from multilateral lending institutions	X
11.4	Perpetual bonds redeemable for shares (TDIRA)	X	X
11.7	Financial assets (excluding Orange Bank activities)	X	X
11.8	Derivatives instruments (excluding Orange Bank activities)	X
12.8	Fair value of financial assets and liabilities (excluding Orange Bank activities)	X	X
13.2	Treasury shares	X
13.4	Subordinated notes, equity component of perpetual bonds redeemable for shares (TDIRA)	X	X
13.5	Translation adjustment	X
13.6	Non-controlling interests	X
13.7	Earnings per share	X
15.1	Financial assets and liabilities of Orange Bank	X
15.1.1	Financial assets related to Orange Bank activities	X	X
15.2.2	Fair value of financial assets and liabilities of Orange Bank		X
16	Litigation		X

(1)  See Notes 2.5.1 and 2.5.2.                                        .

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2.5.1.             Use of judgment

In addition to the alternatives or accounting positions mentioned above in 2.2, Management exercises judgment in order to define the accounting policies for certain transactions:

Topic		Nature of accounting judgment
Note 3	Control

Requiring judgment in certain circumstances with respect to the existence or not of the control

Continuous control assessment which can affect the scope of consolidation,

as for instance when a shareholders’ agreement is revised or terminated,

or when protective rights turn into substantive rights

Note 4	Revenue	Splitting transaction price between mobile and service Identification of distinct or non-distinct performance obligations
Notes 5, 9 and 16	Purchases and other expenses, tax and litigation

Litigation and tax: measurement of technical merits of the interpretations and legislative positions and qualification of the facts and circumstances

Onerous supplier contracts: trigger event, nature of unavoidable costs

Notes 5 and 11	Purchases and other expenses, financial assets and liabilities, net finance costs	Reverse factoring: distinguishing operating debt and financial debt
Note 8	Fixed assets

Qualifying network, sites or equipment sharing among operators as joint operations "TowerCos" arrangements: electing the unit of account (tower or used space) and analyzing the arrangements in order to determine whether they contain a lease

Notes 11 and 13	Financial assets and liabilities and net finance costs Equity	Distinguishing equity and debt: assessing specific contractual clauses

2.5.2.             Use of estimates

In preparing the Group’s consolidated annual financial statements, Orange’s management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made as at December 31, 2018 may subsequently be changed.

Topic		Key sources of estimates on future income and/or cash flows
Note 4	Revenue	Deciding duration of legally binding rights and obligations
Notes 5, 9 and 16	Risk of resources outflow linked to claims and litigation and to tax legislation Onerous contracts	Underlying assumptions of the assessment of legal and fiscal positions Identifying and releasing of uncertain legal and tax positions Underlying assumptions of the assessment
Notes 7.3, 7.4, 8.2, 8.3, 8.4 and 10	Measurement of the recoverable values for the impairment tests (goodwill, tangible and intangible assets, investments accounted for under the equity method)

Sensitivity to discount rates, perpetual growth rate and business plans’ assumptions which affect the expected cash flows (revenues, reported EBITDA and investments)

Assessing the competitive, economic and financial environment of the countries where the Group operates

Note 9.2	Measurement of the recoverable value of deferred tax assets	Assessing the deferred tax assets’ recovery timeline when a tax entity reverts to profitability or when the tax legislation limits the use of tax loss carryforward
Note 8	Fixed assets

Assessing assets’ useful life according to the change in the technological, regulatory or economic environment (notably the migration from the copper local loop into fiber and other greater bandwidth technologies, radio technology migration) Provision for dismantling and restoring sites: dismantling timeframe, discount rate, expected cost

Note 6.2	Employee benefits	Sensitivity to discount rates Sensitivity to sign-up rate senior plans
Notes 12 and 15	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy, evaluation of non-performance risks

Furthermore, aside from the elements linked to the level of activity, income and future cash flows are sensitive to changes in financial market risks, notably interest rate and foreign exchange risks.

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

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Note 3. Gains and losses on disposal and main changes in scope of consolidation

3.1.               Gains (losses) on disposal of investments and activities

Gains (losses) on disposal of investments and activities in 2018 amount to 17 million euros, compared to (5) million euros in 2017 and 59 million euros in 2016 (mainly related to the disposal of Fime for 49 million euros).

The loss on disposal associated with BT securities in 2018 and in 2017 is presented under "Effects resulting from BT stake" and detailed in Note 11.7.

The gain on disposal associated with EE securities in 2016 is presented under "Net income from discontinued operations (EE)".

3.2.               Main changes in the scope of consolidation

Changes in the scope of consolidation during 2018

Basefarm acquisition

On August 14, 2018, the Group acquired 100% of Basefarm for an amount of 234 million euros.

(in millions of euros)	At acquisition date
Acquisition cost	234
Cash acquired net of transaction costs	(4)
Cash paid for investment securities, net of cash acquired	230

In accordance with IFRS 3R - Business Combinations, the Group has one year from the acquisition date to measure the fair value of identifiable assets and liabilities assumed. Work is not finalized yet. Amounts disclosed as at December 31, 2018 are thus temporary and will be reviewed during first semester of 2019.

(in millions of euros)	At acquisition date
Acquisition cost (a)	234
Net book value acquired before fair value measurement (b)	(58)
Goodwill (a)-(b)	292

This acquisition has no significant impact on revenues in 2018.

Acquisition of Business & Decision

Following the acquisition of Business & Decision on June 5, 2018 and the purchase of additional securities as part of the friendly tender offer finalized on July 19, 2018, the Group acquired a stake of 81.8% of the capital of Business & Decision at a price of 50 million euros. Furthermore, Orange signed an agreement to acquire 4.9% more of the capital.

(in millions of euros)	At acquisition date
Acquisition cost 81.8%	50
Cash acquired net of transaction costs	(18)
Cash paid for investment securities, net of cash acquired	32

Goodwill was recognized in the amount of 29 million euros, after allocation of the purchase price to identifiable assets and liabilities assumed:

(in millions of euros)	At acquisition date
Acquisition cost 81.8%	50
Fair value of non controlling interests	12
Acquisition cost (a)	62
Net book value acquired	7
Effects of fair value measurement:
Customer relationship (1)	18
Trademark (2)	8
Others intangibles (3)	4
Net deferred tax	(4)
Net asset remeasured at fair value (b)	33
Goodwill (a)-(b)	29

(1)  Depreciation over 10 years.

(2)  Depreciation over 7 years.

(3)  Specific technology depreciated over 9 years.

The residual goodwill mainly corresponds to headcount.

The effect of the acquisition of Business & Decision on revenue in 2018 amounts to 108 million euros.

Since July 19, 2018, Orange acquired 6.4% of the capital of Business & Decision. As at December 31, 2018, Orange holds 88.2% of the capital of Business & Decision (93.1% including the shares under reciprocal promises).

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Changes in the scope of consolidation during 2017

No significant change in consolidation scope occurred during 2017.

Changes in the scope of consolidation during 2016

Disposal of EE

On January 29, 2016, Orange sold its entire stake in EE to BT Group Plc (BT) in exchange for 3,438 million pounds sterling (4,500 million euros) in cash and a 4% stake in the BT entity valued at 1,877 million pounds sterling (2,462 million euros) at the opening share price of January 29, 2016. After final price adjustments, the proceeds, net of transaction costs, stand at 4,481 million euros.

The Group set up hedging policies to cover the foreign exchange risk to which it was exposed through its stake in EE, denominated in pounds sterling (see Note 11.8). The net tax impact of this hedging was immaterial on the gain on disposal.

(in millions of euros)
EE’s net disposal value (1)	(a)	7,138
EE’s net book value	(b)	(5,725)
Other comprehensive income reclassified in profit or loss (2)	(c)	840
Consolidated net income after tax of discontinued operations in 2016	(a) + (b) + (c)	2,253
Indemnity received from BT (3)		29
Total Consolidated net income after tax of discontinued operations in 2016 and 2017		2,282

(1)  Included transaction costs and 173 million euros of dividends paid by EE before the disposal in January 2016.

(2)  Mainly included 836 million euros of cumulative translation adjustment reclassified in profit or loss.

(3)  Mainly includes the indemnity received from BT for 50 million euros, offset by tax effect.

The warranties given to BT Group Plc within the context of the EE disposal are described in Note 14.2.

The evolution of the BT securities held as a result of this transaction is described in Note 11.7.

Entities acquired in Africa

The Group has acquired several mobile operators in various African countries:

-on April 5, 2016, Cellcom Telecommunications Inc. in Liberia, controlled by Orange Côte d’Ivoire;

-on April 20, 2016, Oasis SA in the Democratic Republic of the Congo (operator Tigo in the DRC) from the Millicom Group;

-on June 22, 2016, Airtel in Burkina Faso from the Bharti Group, controlled by Orange Côte d’Ivoire;

-on July 19, 2016, Airtel in Sierra Leone from the Bharti Group, controlled by the Sonatel Group.

(in millions of euros)	Liberia	DRC	Burkina Faso	Sierra Leone
Acquisition cost (1)	104	160	500	207
Loan reimbursement to former shareholders	16	-	-	79
Cash acquired net of transaction costs	2	18	(6)	-
Cash paid for investment securities, net of cash acquired	122	178	494	286

(1)  The price paid for the acquisitions in Burkina Faso and Sierra Leone includes in 2018, earn out mainly related to net debt, working capital and capital expenditures in 2018.

In accordance with IFRS 3R - Business Combinations, the fair value measurement of identifiable assets acquired and liabilities assumed, was finalized during the 2017 fiscal year. The adjustments recognized compared to the amounts published in 2016 were not significant and had no impact on the income of the period.

At acquisition date (in millions of euros)	Liberia	DRC	Burkina Faso	Sierra Leone
Acquisition cost (a)	104	160	500	207
Net book value acquired	5	67	50	(16)
Effects of fair value measurement:
Customer base (1)	10	-	31	6
Trademark (2) (3)	6	1	1	0
Net deferred tax	(4)	(0)	(9)	(2)
Net asset remeasured at fair value (b)	17	68	73	(12)
Goodwill (a)-(b)	87	92	427	219

(1)  Depreciation over 5 years in Liberia, 4 years in Burkina Faso and Sierra Leone.

(2)  Depreciation over 15 years in Liberia.

(3)  Depreciation over 1 year in DRC, Burkina Faso and Sierra Leone (rights of use granted by sellers for 1 year and rebranding expected in 2017 by the Group).

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Fair value has been measured using the relief from royalty method for the brand and the excess earnings method for the customer base.

Goodwill primarily corresponded to the launch of Orange in new African countries and also the expected synergies in the DRC at the acquisition date between Orange RDC and Oasis SA (these two entities merged on September 30, 2016). The reassessment of the business outlook in the DRC resulted in a goodwill impairment loss (see Note 7.1).

The impact on revenues related to the acquisition of these entities in 2016 amounted to 222 million euros.

Acquisition of Groupama Banque (renamed Orange Bank)

On October 4, 2016, the Group acquired a 65% stake in Groupama Banque. This take-over was carried out through a share exchange between Orange and Groupama for a total amount of 170 million euros, with an impact on consolidated equity. The Group received general and specific warranties.

The badwill, which resulted in a gain in income in 2016 of 97 million euros reflects the low return on equity, the level of which is set by regulation at a high level to allow for this type of activity. On the acquisition date, no shortfall in the profitability of operations can give rise to the recognition of a liability in the purchase price allocation. This situation also reflects the current characteristics of the banking market: recent acquisitions in the segment have generally been carried out at a price lower than the carrying value of the target entity’s equity.

Significant litigations concerning Orange Bank are disclosed in Note 16.5.

In 2017, following the completion of work to assess the fair value of identifiable assets acquired and liabilities assumed, the goodwill fell by (27) million euros, implying the recognition of a loss in income for the period, presented under "Effects resulting from business combinations".

The final allocation of the acquisition cost is as follows:

(in millions of euros)	At acquisition date
Acquisition cost (a)	170
Net book value acquired	214
Effects of fair value measurement (1):
Assets
Credit portfolio	37
Investment portfolio	70
Hedging instruments	(15)
Other	4
Liabilities
Transactions with customers	(66)
Debt securities	(3)
Net deferred tax	(1)
Net asset remeasured at fair value (b)	240
Badwill (a)-(b)	(70)

(1)  The effect of the bank’s financial assets and liabilities remeasurement as of the acquisition date will be reversed over future years in profit or loss (net banking profit classified in "Other operating income") according to the maturity of underlying instruments.

The put option, relating to 20% of the share capital of Orange Bank, granted by Orange to Groupama and exercisable in 2023, was recorded as a financial liability on the acquisition date and the call option granted by Groupama on its remaining stake (15%) is an unrecognized contractual commitment (see Note 14.2).

Disposal of Telkom Kenya

In accordance with the agreement signed on November 6, 2015 with Helios Investment Partners, and after obtaining the required authorizations, the Group sold its entire stake in Telkom Kenya on June 10, 2016. This disposal had no material impact on income in 2016.

Accounting policies

Change of consolidation scope

Entities are fully consolidated if the Group has the following:

-    power over the investee; and

-    exposure, or rights, to variable returns from its involvement with the investee; and

-    the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing control, IFRS 10 requires judgment and continuous assessment.

Clarifications of when the ownership interest does not imply a de facto presumption are provided in Note 18 which lists the main consolidated entities.

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Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the closing date is taken into account.

Material intragroup transactions and balances are eliminated.

Takeovers (business combinations)

Business combinations are accounted for using the acquisition method:

-    the acquisition cost is measured at the fair value of the consideration transferred, including all contingent consideration, at the acquisition date. Subsequent changes in the fair value of contingent consideration are accounted for either through profit or loss or through other comprehensive income, in accordance with the applicable standards;

-    goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date, and is recognized as an asset in the statement of financial position. Considering the Group’s activity, the fair values of the identifiable assets relate mainly to licenses, to customer bases and to brands (which cannot be recognized as assets when internally developed), generating induced deferred taxes. The fair value of these assets, which cannot be observed, is established using commonly adopted methods, such as those based on revenues or costs (e.g.: the "Greenfield" method for the valuation of licenses, the "relief from royalty" method for the valuation of brands and the "excess earnings" method for customer bases).

For each business combination with an ownership interest below 100%, non-controlling interest is measured:

-    either at its fair value: in which case, goodwill is recognized for the portion relating to non-controlling interests;

-    or proportionate to its share of the acquiree’s identifiable net assets: in which case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is re-measured at fair value at the acquisition date through operating income. The related other comprehensive income, if any, is fully reclassified to profit or loss.

Internal transfer of consolidated shares

IFRS do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

-    the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

-    the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Assets held for sale

The Group qualifies an asset or group of assets as "held for sale" when:

-    the management is committed to a plan to sell;

-    the asset is available for immediate sale in its current state (subject to any conditions precedent that are usual in such disposals); and

-    the sale is highly probable, within 12 months.

Thus, when the Group is committed to a plan to sell involving the loss of control or significant influence over one of its assets, it classifies all assets and liabilities of the entities concerned under a separate line in the statement of financial position: "Assets/Liabilities held for sale", at a value equal to the lower of the net carrying value and the fair value net of disposal costs.

In addition, when the asset or group of assets held for sale represents a major line of business, its contribution to the income statement is presented separately (below "consolidated net income of continuing operations"); its cash flow contribution is presented in the statement of cash flows.

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Note 4.      Sales

4.1.               Revenue

The presentation of revenue is disaggregated by category and segment in the Note "Segment information" (see Note 1.1). Since January 1, 2018 the breakdown of revenue by product line is as follows:

-mobile services only: mobile services revenue is generated by incoming and outgoing calls (voice, SMS and data), excluding convergent services (see below);

-fixed services only: revenue from fixed services includes fixed broadband and narrowband services, excluding convergent services (see below) and fixed network business solutions, including voice and data;

-convergence packages: these include revenue from convergence packages for the Mass market (Internet + Mobile products);

-equipment sales: all equipment sales (mobile phones, broadband equipment, connected objects and accessories), excluding sales of equipment related to integration and information technology services and sales of equipment to external distributors and brokers, presented in "Other revenue";

-IT & integration services: IT & integration services revenue includes unified communication and collaboration services (LAN and telephony, advising, integration, project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers as well as sales of equipment related to the above products and services;

-wholesale: roaming revenue from customers of other networks (national and international), revenue from Mobile Virtual Network Operators (MVNO) and from network sharing, among others;

-Other revenue: equipment sales to external distributors and brokers.

Accounting policies

Most revenue falls within the application scope of IFRS 15 "Revenue from contracts with customers". Orange’s products and services are offered to customers under service contracts only and contracts combining the equipment used to access services and/or other service offers. Revenue is recognized net of VAT and other taxes collected on behalf of governments.

Standalone service offers (mobile services only, fixed services only, convergent service)

Orange proposes to Mass market and Corporate markets customers a range of fixed and mobile telephone services, fixed and mobile Internet access services and content offers (TV, video, media, added-value audio service, etc.). Some contracts are for a fixed term (generally 12 or 24 months), while others may be terminated at short notice (i.e. monthly arrangements or portions of services).

Service revenue is recognized when the service is provided, based on use (e.g. minutes of traffic or bytes of data processed) or the period (e.g. monthly service costs).

Under some content offers, Orange may act solely as an agent enabling the supply by a third-party of goods or services to the customer and not as a principal in the supply of the content. In such cases, revenue is recognized net of amounts transferred to the third-party.

Contracts with customers generally do not include a material right, as the price invoiced for contracts and the services purchased and consumed by the customer beyond the specific scope (e.g. additional consumption, options, etc.) generally reflect their standalone selling prices. We have no significant impact related to contract modification for this type of contract. Service obligations transferred to the customer at the same pace are treated as a single obligation.

When contracts include contractual clauses covering commercial discounts (initial discount on signature of the contract or conditional on attaining a consumption threshold) or free offers (e.g. three months of subscription free of charge), the Group defers these discounts or free offers over the enforceable period of the contract (period during which the Group and the customer have a firm commitment). Where applicable, the consideration payable to the customer is recognized as a deduction from revenue in accordance with the specific terms and conditions of each contract.

If the performance obligations are not classified as distinct, the offer revenue is recognized on a straight-line over the contract term. The initial service connection in the context of a service contract and communication offer, is a good example. It is not generally separable from the service contract and communication offer and is therefore recognized in income over the average term of the expected contractual relationship.

Separate equipment sales

Orange proposes to Mass market and Corporate market customers several ways to buy their equipment (primarily mobile phones): equipment sales may be separate from or bundled with a service offer. When separate from a service offer, the amount invoiced is recognized in revenue on delivery and receivable immediately or in instalments over a period of up to 24 months. Where payment is received in instalments, the offer comprises a financial component and interest is calculated and deducted from the amount invoiced and recognized over the payment period in net finance costs. When the equipment sale is combined with a service offer, the amount allocated to the equipment (bundled sale - see below) is recognized in revenue on delivery and received over the service contract. In this case, Orange does not calculate interests based on the contractual analysis of offers and the current level of interest rates. This judgement could subsequently be amended in the event of a change in commercial offers or interest rates.

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Where Orange purchases and sells equipment to indirect channels, the Group generally considers that Orange maintains control until final resale to the end-customer (the distributor acts as an agent), even where ownership is transferred to the distributor. Sales proceeds are therefore recognized when the end-customer takes possession of the equipment (on activation).

> Bundled equipment and service offers

Orange proposes numerous offers to its Mass market and Corporate market customers comprising equipment (e.g. a mobile terminal) and services (e.g. a communications contract).

Equipment revenue is recognized separately if the two components are distinct (i.e. if the customer can receive the services separately). Where one of the components in the offer is not at its separate selling price, revenue is allocated to each component in proportion to their individual selling prices. This is notably the case in offers combining the sale of a mobile phone at a reduced price, where the individual selling price of the mobile phone is considered equal to its purchase cost and logistics expenses plus a commercial margin based on market practice.

The provision of a Livebox® (Internet proprietary box) is neither a separate component of the Internet access service nor a lease, as Orange maintains control of the box.

> Services including a build and run phase

Some Corporate market contracts include two phases: a build phase followed by the management of the IT platforms. Revenue recognition requires an analysis of the facts and circumstances of each contract in order to determine whether distinct performance obligations exist. Depending on the contract, the Group recognizes build phase revenue at completion if this phase is qualified as distinct. These contracts are generally multi-year, with scalable offers. On each contract modification, we assess the scope modification or its impact on the contract price in order to determine whether the amendment must be treated as a distinct contract, as if the existing contract were terminated and a new contract signed, or whether the amendment must be considered as a change to the existing contract.

> Service offers to carriers (wholesale)

Three types of commercial agreements are entered into with Operator customers for domestic wholesale activities and International carrier offers:

-    pay-as-you-go model: contract generally applied to "legacy" regulated activities (bit stream call termination, local loop access, roaming and certain data solution contracts), where contract services are not covered by a firm volume commitment. Revenue is recognized as the services are provided (which corresponds to transfer of control) over the contractual term;

-    send-or-pay model: contract where the price, volume and term are defined. The customer has a commitment to pay the amount indicated in the contract irrespective of actual traffic consumed over the commitment period. This contract category notably includes certain MVNO, IDD and hubbing contracts. Related revenue is recognized progressively based on actual traffic during the period, to reflect transfer of control to the customer. Revenue from certain contracts is recognized gross or net of amounts transferred to the supplier based an analysis of the facts and circumstances of each transaction. Accordingly, revenues are recognized net when the suppliers are responsible for providing the content to the end-customer, set the price and bear the volume risk;

-    mixed model: hybrid contract combining the "Pay-as-you-go " and "Send-or-pay" models, comprising a fixed entry fee providing access to preferential pricing conditions for a given volume ("Send or pay" component) and invoicing of traffic consumption ("Pay-as-you-go" component). The entry fee invoiced under this type of commercial agreement is recognized progressively in revenue based on actual traffic over the period.

Agreements between major transit carriers are not billed (free peering) and therefore not recognized in revenue.

> Service level commitment clause

The Group’s commercial arrangements incorporate service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments provided by the Group under the order, delivery, and after sales services process. If the Group fails to comply with one of these commitments, then it pays compensation to the end-customer, which is usually a tariff reduction deducted from revenues. The expected amount of such penalties is deducted from revenue as soon as it is probable that the commitment has not been or will not be met.

> Public-private service concession arrangements

The Group rolls-out and/or operates certain networks under service concessions, such as the public initiative networks implemented in France to roll-out optical fiber networks in less populated areas. Some contracts are analyzed in accordance with IFRIC 12, Service concession arrangements. When the Group builds a network, revenue is recognized in exchange for a right to receive consideration from either a public entity or users of the public service. This right is accounted for as:

-    an intangible asset, if the Group has a right to charge users of the public service. This asset is measured at the infrastructure fair value and amortized over the agreement period;

-    a financial receivable, if the Group has an unconditional right to receive payments from the public entity. This asset is measured at the infrastructure fair value and accounted for at amortized cost.

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> Leases

Orange lease revenue concerns either its regulatory obligation to lease technical sites to competitors, the supply of equipment under certain contracts with Enterprise markets, or occasionally, one-off leases to third-parties of excess space in certain buildings.

Lease revenues are recognized on a straight-line basis over the contract term, except for certain equipment leases to Enterprise market customers classified as finance leases; in such cases the equipment is considered sold on credit.

4.2.               Other operating income

(in millions of euros)	2018	2017	2016
Proceeds from the disposal of fixed assets	180	88	126
o/w transfer price	224	124	152
o/w net book value of assets sold	(44)	(36)	(26)
Net banking income	56	76	21
Tax credits and subsidies	42	40	70
Income from universal service	14	8	10
Brand & management fees (1)	6	14	24
Other income	462	475	488
Total	760	701	739

(1)  Invoiced to certain uncontrolled entities.

Net banking income (NBI) represents the net balance between banking products (fees charged to customers, interest from loans, banking activities retail commissions and other income from banking operations) and expenses from banking operations (interest paid in respect of bank loans, commissions paid and other expenses from banking operations).

It is prepared in accordance with accounting practices that are commonly used in France in the banking sector.

Other income is predominantly comprised of income on impaired trade receivables, income relating to line damages.

4.3.               Trade receivables

(in millions of euros)	2018	2017 (1)	2016 (1)
Net book value of trade receivables - in the opening balance	5,175	4,964	4,876
IFRS 9 transition impact	(22)	-	-
Net book value of trade receivables - including IFRS 9 transition impact	5,153	4,964	4,876
Business related variations	65	267	(87)
Changes in the scope of consolidation	90	6	78
Translation adjustment	(12)	(33)	(122)
Reclassifications and other items (2)	(1)	(29)	219
Reclassification to assets held for sale	-	-	-
Net book value of trade receivables - in the closing balance	5,295	5,175	4,964

(1)  As authorized by IFRS 9 (see Note 2.3), the Group has chosen not to restate the comparative periods 2016 and 2017.

(2)  In 2016, included receivables resulting from financial lease offers on firm’s equipments proposed by Orange Lease, which have been reclassified in "trade receivables" to uniform the treatment of the offers resulting from deferred payment (see accounting policies).

In 2018, Orange SA established a program of non-recourse sales of its deferred payment receivables. Those receivables are derecognized from the balance sheet. The trade receivables sold as at December 31, 2018 generated an early receipt of approximately 110 million euros.

Following the commercialization to its clients of sales offers to buy mobile telephones with payment by installments over 24 months, Orange Espagne has implemented since 2015 a sale without recourse program for its receivables. Those receivables are derecognized from the balance sheet. The receivables sold as at December 31, 2018 generated an early receipt of approximately 40 million euros (approximately 84 million euros at December 31, 2017 and 185 million euros at December 31, 2016).

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(in millions of euros)	December 31, 2018	December 31, 2017 (1)	December 31, 2016 (1)
Trade receivables depreciated according to their age	1,050	1,078	905
Trade receivables depreciated according to other criteria	600	443	568
Net trade receivables past due	1,650	1,521	1,473
Not past due (2)	3,645	3,655	3,491
Net trade receivables	5,295	5,175	4,964
o/w short-term trade receivables	4,995	4,851	4,683
o/w long-term trade receivables (3)	300	324	281
o/w net trade receivables from telecoms activities	5,295	5,175	4,964
o/w net trade receivables from Orange Bank	-	-	-

(1)  As authorized by IFRS 9 (see Note 2.3), the Group has chosen not to restate the comparative periods 2016 and 2017.

(2)  2018 not past due receivables are presented net of IFRS 9 provision for (25) millions of euros.

(3)  Includes receivables from sales of handset with payment on instalments that are payable in more than 12 months and receivables from financial lease offers on firm’s equipment (see accounting policies).

Shown below is the aging table of the net trade receivables which are past due and impaired according to their age:

The table below provides an analysis of the change in impairment for trade receivables in the statement of financial position:

(in millions of euros)	2018	2017 (1)	2016 (1)
Allowances on trade receivables - in the opening balance	(760)	(774)	(820)
IFRS 9 transition impact	(22)	-	-
Allowances on trade receivables - including IFRS 9 transition impact	(782)	(774)	(820)
Net addition with impact on income statement (2)	(286)	(251)	(275)
Losses on trade receivables	255	257	315
Changes in the scope of consolidation	(2)	(1)	(3)
Translation adjustment	(1)	7	18
Reclassifications and other items	(0)	2	(9)
Reclassification to assets held for sale	-	-	-
Allowances on trade receivables - in the closing balance	(816)	(760)	(774)

(1)  As authorized by IFRS 9 (see Note 2.3), the Group has chosen not to restate the comparative periods 2016 and 2017.

(2)  The change in IFRS 9 provision for 2018 amounts to (3) million euros.

Orange - 2018 Registration Document 166[Back to contents]

Accounting policies

The trade receivables are mainly short-term with no stated interest rate and are measured at original invoice amount. Those receivables which include deferred payment terms over 12 or 24 months for the benefit of customers are discounted and classified as current items. Receivables from financial lease offers on firms’ equipment are recognized as current operating receivables because they are acquired in the normal course of business.

Impairment of trade receivables is based on three methods:

-    a collective statistical method: this is based on historical losses and leads to a separate impairment rate for each aging balance category. This analysis is performed over a homogenous group of receivables with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices);

-    a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant qualitative factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (national and international), local, regional and national authorities and for large accounts of Enterprise Communication Services;

-    a provisioning method based on anticipated loss: IFRS 9 requires recognition of expected losses on receivables immediately upon recognition of the financial instruments. In addition to the p-existing provisioning system, the Group applies a simplified approach of anticipated impairment at the time the asset is recognized. The percentage applied depends on the maximum revenues non-recoverability rate.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical impairment database and individually impaired.

The trade receivables may be part of securitization programs. When they are sold to consolidated special purpose entities, they are still recognized in the statement of financial position. Other sales to financial institutions may lead to their de-recognition where the risks and benefits are transferred as described by IFRS 9.

4.4.               Customer contract net assets and liabilities

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016

Customer contract net assets (1)	784	815	916
Costs of obtaining a contract	233	250	274
Costs to fulfill a contract	149	139	145
Total customer contract net assets	1,166	1,204	1,335
Prepaid telephone cards	(221)	(241)	(266)
Connection fees	(706)	(725)	(710)
Loyalty programs	(38)	(43)	(58)
Other deferred revenue (2)	(1,025)	(1,002)	(1,028)
Other customer contract liabilities	(12)	(10)	(9)
Total deferred revenue related to customer contracts	(2,002)	(2,021)	(2,071)
Total customer contract net assets and liabilities	(836)	(817)	(736)

(1)  Assets net of remaining performance obligations.

(2)  Includes subscription fees.

The following tables give an analysis of the balances of customer contract net assets and the costs of acquiring and fulfilling them in the financial statements.

(in millions of euros)	2018	2017	2016
Customer contract net assets - in the opening balance	815	916	1,027
Business related variations (1)	(36)	(109)	(105)
Changes in the scope of consolidation	-	-	-
Translation adjustment	(1)	7	(6)
Reclassifications and other items	6	1	-
Reclassification to assets held for sale	-	-	-
Customer contract net assets - in the closing balance	784	815	916

(1)  Mainly includes the new customer contract assets net of related liabilities, the transfer of the net contract assets directly to trade receivables and impairment of the period.

Orange - 2018 Registration Document 167[Back to contents]

Below is presented the change in deferred income on customer contracts (prepaid telephone cards, service access fees, loyalty programs and other unearned income) in the statement of financial position.

(in millions of euros)	2018	2017	2016
Deferred revenue related to customer contracts - in the opening balance	2,021	2,071	2,120
Business related variations	(18)	(40)	(31)
Changes in the scope of consolidation	7	-	11
Translation adjustment	2	(16)	(39)
Reclassifications and other items	(10)	6	10
Reclassification to assets held for sale	-	-	-
Deferred revenue related to customer contracts - in the closing balance	2,002	2,021	2,071

Accounting policies

Customer contract net assets and liabilities

The timing of revenue recognition may differ from customer invoicing.

Trade receivables presented in the consolidated statement of financial position represent an unconditional right to receive consideration (primarily cash), i.e. the services and goods promised to the customer have been transferred.

By contrast, contract assets mainly refer to amounts allocated per IFRS 15 as compensation for goods or services provided to customers for which the right to collect payment is subject to providing other services or goods under that same contract (or group of contracts). This is the case in a bundled offer combining the sale of a mobile phone and mobile communication services for a fixed-period, where the mobile phone is invoiced at a reduced price leading to the reallocation of a portion of amounts invoiced for telephone communication services to the supply of the mobile phone. The excess of the amount allocated to the mobile phone over the price invoiced is recognized as a contract asset and transferred to trade receivables as the service is invoiced.

Contract assets, like trade receivables, are subject to impairment for credit risk. The recoverability of contract assets is also verified, especially to cover the risk of impairment should the contract be interrupted. Recoverability may also be impacted by a change in the legal environment governing offers.

Contract liabilities represent amounts paid by customers to Orange before receiving the goods and/or services promised in the contract. This is typically the case for advances received from customers or amounts invoiced and paid for goods or services not transferred yet, such as contracts payable in advance or prepaid packages (previously recognized in deferred income).

Customer contract assets and liabilities are presented, respectively, in current assets and current liabilities since they are a normal part of the Group’s operations.

(in millions of euros)	2018	2017	2016
Costs of obtaining a contract - in the opening balance	250	274	294
Business related variations	(14)	(30)	(16)
Changes in the scope of consolidation	-	-	-
Translation adjustment	(3)	6	(4)
Reclassifications and other items	0	-	-
Reclassification to assets held for sale	-	-	-
Costs of obtaining a contract - in the closing balance	233	250	274

(in millions of euros)	2018	2017	2016
Costs to fulfill a contract - in the opening balance	140	145	121
Business related variations	22	(5)	24
Changes in the scope of consolidation	-	-	-
Translation adjustment	3	-	-
Reclassifications and other items	(16)	-	-
Reclassification to assets held for sale	-	-	-
Costs to fulfill a contract - in the closing balance	149	140	145

Orange - 2018 Registration Document 168[Back to contents]

Accounting policies

Cost of obtaining a contract

Where a telecommunications service contract is signed via a third-party distributor, this distributor may receive business provider remuneration, generally paid in the form of a commission for each contract or invoice-indexed commission. Where the commission is incremental and would not have been paid in the absence of the contract, the commission cost is estimated and capitalized in the balance sheet. It should be noted that the Group has adopted the simplification measure authorized by IFRS 15 to recognize the costs of obtaining contracts as an expense when they are incurred if the amortization period of the asset, it would have recognized in respect of them, would not have exceeded a year.

The costs of obtaining fixed-period mobile service contracts are capitalized and released to profit or loss on a straight-line over the enforceable contract term, as these costs are generally incurred each time the customer renews the fixed-period. The costs of obtaining fixed-period landline services for Mass market customers are expensed on a straight-line over the estimated period of the customer relationship. The costs of obtaining business and operator solutions contracts are not material.

Costs to fulfill a contract

Costs to fulfill a contract consist of all the initial contractual costs necessary to fulfill one or more performance obligations of a contract. These costs, when they qualify as non-distinct from the performance obligation, are capitalized and costs incurred are recorded on a time-apportioned basis over the effective period of the contract.

Within the Orange group, these costs mainly concern contracts for Corporate customers, with, for example, design, installation, connection and migration fees that relate to a future performance obligation of the contract.

The assumptions underlying the period over which the costs of fulfilling a contract are expensed are periodically reviewed and adjusted in line with observations; termination of the contractual relationship with the customer results in the immediate expensing of the remaining deferred costs. Where the carrying amount of deferred costs exceeds the remaining consideration expected to be received for the transfer of the related goods and services, less expected costs relating directly to the transfer of these goods and services still to be incurred, the excess amount is similarly immediately expensed.

The costs of obtaining a contract and the costs to fulfill a contract impact EBITDA.

The following table presents the transaction price assigned to unfulfilled performance obligations as at December 31, 2018. Unfulfilled performance obligations are the services that the Group is obliged to provide to customers during the remaining fixed term of the contract. As allowed by the simplification procedure in IFRS 15, these disclosures are only related to performance obligations with an initial term greater than one year.

(in millions of euros)	Total December 31, 2018
Less than one year	6,414
Between 1 and 2 years	3,032
Between 2 and 3 years	997
Between 3 and 4 years	389
Between 4 and 5 years	185
More than 5 years	241
Total remaining performance obligations	11,258

Accounting policies

Unfulfilled performance obligations

On the allocation of the total contract transaction price to identified performance obligations, a portion of the total transaction price can be allocated to performance obligations that are unsatisfied or partially satisfied at the end of the reporting period. We have elected to apply certain available practical expedients when disclosing unfulfilled performance obligations, including the option to exclude expected revenues from unsatisfied obligations of contracts with an original expected duration of one year or less. These contracts are primarily monthly service contracts.

In addition, certain contracts offer customers the ability to purchase additional services. These additional services are not included in the transaction price and are recognized when the customer exercises the option (generally on a monthly basis). They are not therefore included in unfulfilled performance obligations.

Some multi-year service contracts with Corporate business customers and Operator customers include fixed monthly costs and variable user fees. These variable user fees are excluded from the table of unfulfilled performance obligations.

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4.5.               Deferred income

Deferred income from customer contracts has been reclassified as customer contract liabilities (see Note 4.4). The residual deferred income therefore lies beyond the scope of IFRS 15.

(in millions of euros)	2018	2017	2016
Deferred income - in the opening balance	76	84	39
Business related variations	(42)	(8)	(3)
Changes in the scope of consolidation	2	0	67
Translation adjustment	0	(2)	(18)
Reclassifications and other items	22	2	(1)
Reclassification to assets held for sale	-	-	-
Deferred income - in the closing balance	58	76	84

4.6.               Other assets

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016

Advances and downpayments	84	92	99
Submarine cable consortiums (1)	130	157	235
Security deposits paid	97	79	78
Orange Money - restriction of electronic money (1)	497	408	319
Others	473	468	448
Total	1,281	1,204	1,179

(1)  These receivables are offset by the liabilities of the same amount (see accounting policies and Note 5.7).

(in millions of euros)	2018	2017	2016
Other assets - in the opening balance	1,204	1,179	1,068
Business related variations	74	49	24
Changes in the scope of consolidation	7	(6)	98
Translation adjustment	1	(12)	(16)
Reclassifications and other items	(5)	(6)	5
Reclassification to assets held for sale	-	-	-
Other assets - in the closing balance	1,281	1,204	1,179
o/w other non-current assets	129	110	106
o/w other current assets	1,152	1,094	1,073

Accounting policies

Other assets relating to "Submarine cable consortiums" are receivables from submarine cable consortium members when Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by the liabilities of the same amount (see Note 5.7).

Orange Money is a money transfer, payment and financial services solution provided via an electronic money ("e-money") account linked to an Orange mobile number.

Since 2016, the Orange group has become an Electronic Money Issuer ("EMI") in some of the countries in which it operates, via dedicated, approved, internal subsidiaries. Regulations state that EMIs, as last-resort guarantors for the reimbursement of e-money holders, are obliged to restrict the funds collected in exchange for the issue of e-money (obligation to protect holders). The e-money distribution model relies on Orange’s subsidiaries and third-party distributors. EMIs issue e-money (or units of value "UV") at the request of these distributors in exchange for funds collected therefrom. The distributors then transfer the e-money to end holders.

Within the Orange group, this restriction includes the protection of third-party holders (distributors and customers).

These transactions have no impact on the Group’s net financial debt and are listed under the following headings:

-    assets restricted to an amount equal to the e-money in circulation outside of the Orange group (or UV in circulation);

-    UV in circulation under liabilities, representing the obligation to reimburse the third-party holders (customers and third-party distributors).

These two headings are presented under "other assets" and "other liabilities" and under operating activities as "change in working capital requirement".

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4.7.               Related party transactions

The French State, either directly or through Bpifrance Participations, is one of the main shareholders of Orange SA. The communication services provided to the French State are done so as part of a competitive process held for each service according to the nature of the service. They have no material impact on consolidated revenues.

Transactions with associates and joint ventures are presented in Note 10.

Accounting policies

Orange group’s related parties are listed below:

-    the Group’s key management personnel and their families (see Note 6);

-    the French State, and its departments in Bpifrance Participations and central State departments (see Notes 9 and 13);

-    associates, joint ventures and companies in which the Group holds a significant stake (see Note 10).

Note 5.      Purchases and other expenses

5.1.               External purchases

(in millions of euros)	2018	2017	2016
Commercial, equipments expenses and content rights	(7,228)	(7,117)	(6,814)
o/w costs of terminals and other equipment sold	(4,123)	(4,112)	(3,968)
o/w advertising, promotional, sponsoring and rebranding costs	(850)	(845)	(894)
Service fees and inter-operator costs	(4,923)	(5,128)	(5,350)
Other network expenses, IT expenses	(3,192)	(3,074)	(2,999)
Other external purchases	(3,220)	(3,062)	(3,023)
o/w rental expenses	(1,181)	(1,148)	(1,156)
Total	(18,563)	(18,381)	(18,186)

Accounting policies

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 14).

Advertising, promotion, sponsoring, communication and brand marketing costs are recorded as expenses during the period in which they are incurred.

5.2.               Other operating expenses

(in millions of euros)	2018	2017	2016
Allowances and losses on trade receivables - telecom activities	(277)	(251)	(275)
Expenses from universal service	(38)	(43)	(47)
Litigation	(10)	(315)	(86)
Operating foreign exchange gains (losses)	3	(14)	(35)
Cost of bank credit risk	(7)	(6)	(2)
Other expenses	(176)	(95)	(101)
Total	(505)	(724)	(546)

Impairment and losses on trade receivables of telecom activities are detailed in Note 4.3.

The cost of bank credit risk exclusively applies to Orange Bank and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts.

2017 expenses for legal disputes for which provisions or immediate payment have been made mainly included the reassessment of the risk related to various disputes.

Orange - 2018 Registration Document 171[Back to contents]

(in millions of euros)	2018	2017	2016
Provision for litigation - in the opening balance	779	537	528
Additions with impact on income statement	35	354	24
Reversals with impact on income statement	(25)	(34)	(7)
Discounting with impact on income statement	3	2	4
Utilizations without impact on income statement (1)	(221)	(37)	(13)
Changes in consolidation scope	1	-	(6)
Translation adjustment	3	7	(5)
Reclassifications and other items	(3)	(50)	12
Reclassification to assets held for sale	-	-	-
Provision for litigation - in the closing balance	572	779	537
o/w non-current provision	67	53	69
o/w current provision	505	726	468

(1)  In 2018, mainly related to the payment of the fine in Poland for 152 million euros (see Note 16.3).

Payments related to some litigation are directly recorded in other operating expenses.

The Group’s significant litigations are described in Note 16.

Accounting policies

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions described in Note 16.

The costs which may result from these proceedings are accrued at the reporting date if the Group has a present obligation towards a third party resulting from a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. Where appropriate, litigation cases may be analyzed as contingent liabilities, which correspond to:

-    probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; or

-    present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

5.3.               Restructuring and integration costs

(in millions of euros)	2018	2017	2016
Restructuring costs	(189)	(164)	(428)
Departure plans (1)	(30)	(67)	(128)
Lease property restructuring (2)	(28)	(58)	(74)
Distribution channels (3)	(11)	(4)	(181)
Other	(120)	(35)	(45)
Integration costs	(10)	(3)	(71)
Jazztel (4)	-	-	(43)
Acquisition costs of investments	(10)	(3)	(23)
Other	-	-	(5)
Total	(199)	(167)	(499)

(1)  Mainly voluntary departure plans of Orange Polska in 2017 (approximately 2,700 people) and Orange Spain in 2016 (approximately 500 people).

(2)  Essentially related to vacant leases in France.

(3)  Concerns the end of the relationship with some indirect distributors.

(4)  In 2016, mainly related to termination of operational contracts as part of the integration of the activities of Jazztel (principally linked to IRUs and leased lines).

Orange - 2018 Registration Document 172[Back to contents]

Some restructuring and integration costs are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2018	2017	2016
Restructuring and integration provision - in the opening balance	377	375	414
Additions with impact on income statement	162	150	234
Reversals releases with impact on income statement	(15)	(34)	(19)
Utilizations without impact on income statement	(143)	(133)	(205)
Translation adjustment	(1)	(1)	(1)
Reclassifications and other items	9	20	(48)
Reclassification to assets held for sale	-	-	-
Restructuring and integration provision - in the closing balance	389	377	375
o/w non-current provision	230	251	185
o/w current provision	159	126	190

Accounting policies

Restructuring costs

The adjustment of Group activities in line with changes in the business environment may also incur other types of transformation costs. These actions may have a negative effect on the period during which they are announced or implemented; for instance but not limited to, some of the transformation plans approved by the internal governance bodies.

Provisions are recognized only when the restructuring has been announced and the Group has drawn up or started to implement a detailed formal plan prior to the end of the reporting period.

The types of costs approved by the Group as restructuring costs primarily consist of:

-employee departure plans;

-indemnities paid to suppliers to terminate a contract (distribution networks, content operations, etc.);

-cost of vacant buildings;

-    transformation plans for communication network infrastructures.

Onerous contracts: during the course of a contract, when the economic circumstances that prevailed at inception change, some commitments towards the suppliers may become onerous, i.e. the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Integration costs

Integration costs are incurred at the time of acquisition of legal entities (costs linked to the acquisition of the entity, consultancy fees, training costs for new staff, migration costs associated with customer offers, labor expenses associated with the transition). They are incurred over a maximum period of 12 months following the acquisition date.

5.4.               Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Handset inventories	678	583	594
Other products sold	41	32	29
Available broadcasting rights	73	68	45
Other supplies	242	198	205
Gross value	1,034	881	873
Depreciation	(69)	(54)	(54)
Net book value	965	827	819

Orange - 2018 Registration Document 173[Back to contents]

(in millions of euros)	2018	2017	2016
Inventories - in the opening balance	827	819	763
Business related variations	138	14	62
Changes in the scope of consolidation	2	0	3
Translation adjustment	(1)	(3)	(9)
Reclassifications and other items	(1)	(4)	(0)
Reclassification to assets held for sale	-	-	-
Inventories - in the closing balance	965	827	819

Accounting policies

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable value. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Handset inventories include inventories treated as consignment with distributors when these are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group (49 million euros in 2018, 55 million euros in 2017 and 48 million euros in 2016).

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

5.5.               Prepaid expenses

Before the adoption of IFRS 15, the cost of fulfilling contracts were presented in prepaid expenses. Such costs are now presented within other customer contracts assets (see Note 4.4).

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Prepaid rentals and external purchases	522	408	366
Other prepaid operating expenses	49	47	28
Total	571	455	394

(in millions of euros)	2018	2017	2016
Prepaid expenses - in the opening balance	455	394	373
Business related variations	93	78	11
Changes in the scope of consolidation	6	-	17
Translation adjustment	0	(17)	(17)
Reclassifications and other items	17	0	10
Reclassification to assets held for sale	-	-	-
Prepaid expenses - in the closing balance	571	455	394

5.6.               Trade payables

(in millions of euros)	2018	2017	2016
Trade payables - in the opening balance	6,527	6,214	6,231
Business related variations	189	413	78
Changes in the scope of consolidation	18	(9)	134
Translation adjustment	1	(56)	(116)
Reclassifications and other items	1	(35)	(113)
Reclassification to assets held for sale	-	-	-
Trade payables - in the closing balance	6,736	6,527	6,214
o/w trade payables from telecoms activities	6,635	6,445	6,168
o/w trade payables from Orange Bank	101	82	46
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Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. Certain key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables and fixed asset payables that were subject to a payment extension, and had an impact on the change in working capital requirements at the end of the period, amounted to approximately 310 million euros at December 31, 2018, approximately 300 million euros at the end of 2017 and approximately 320 million euros at the end of 2016.

Accounting policies

Trade payables resulting from trade transactions and settled in the normal operating cycle are classified as current items. They include those that have been financed by the supplier (with or without notification of transfer to financial institutions) under direct or reverse factoring, and those for which the supplier proposed an extended payment period to Orange and for which Orange confirmed the payment arrangement under the agreed terms. Orange considers these financial liabilities to carry the characteristics of trade payables, in particular due to the ongoing trade relationship, the payment schedules ultimately consistent with the operational cycle of a telecommunications operator in particular for the purchase of primary infrastructures, the supplier’s autonomy in the anticipated relationship and a financial cost borne by Orange that corresponds to the compensation of the supplier for the extended payment schedule agreed.

For payables without specified interest rates, they are measured at nominal value if the interest component is negligible. For interest bearing payables, the measurement is at amortized cost.

5.7.               Other liabilities

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Provision for litigation (1)	572	779	537
Cable network access fees (IRU) (2)	152	194	240
Submarine cable consortium (3)	130	157	235
Security deposit received	160	182	198
Orange Money - units in circulation (3)	497	408	319
Other	739	738	610
Total	2,250	2,456	2,138
o/w other non-current liabilities	462	521	608
o/w other current liabilities	1,788	1,935	1,530

(1)  See Note 5.2.

(2)  See accounting policies Note 8.3.

(3)  These liabilities are offset by the receivables of the same amount (see accounting policies and Note 4.6).

(in millions of euros)	2018	2017	2016
Other liabilities - in the opening balance	2,456	2,138	2,487
Business related variations (1)	(166)	267	(432)
Changes in the scope of consolidation	16	18	75
Translation adjustment	(2)	(7)	(19)
Reclassifications and other items	(54)	40	27
Reclassification to assets held for sale	-	-	-
Other liabilities - in the closing balance	2,250	2,456	2,138

(1)  2018 variation is mainly related to fine payment in Poland for 152 million euros (refer to Note 16.3) and 2016 variation is mainly related to the payment of the fine for the Enterprise Market litigation for 350 million euros.

5.8.               Related party transactions

Orange does not purchase goods or services from the French State (either directly or via Bpifrance Participations), except the use of spectrum resources. These resources are allocated after a competitive process.

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Note 6.      Employee benefits

6.1.               Labor expenses

(in millions of euros)	Note	2018	2017	2016
Average number of employees (full-time equivalents) (1)		135,943	138,038	141,257
Wages and employee benefit expenses		(8,828)	(8,402)	(8,625)
o/w wages and salaries		(6,017)	(5,986)	(6,074)
o/w social security charges (2)		(2,068)	(2,121)	(2,104)
o/w French part-time for seniors plans	6.2	(773)	(310)	(432)
o/w capitalized costs (3)		842	839	809
o/w other labor expenses (4)		(812)	(824)	(824)
Employee profit sharing		(180)	(183)	(180)
Share-based compensation	6.3	(66)	11	(61)
Total in operating income		(9,074)	(8,574)	(8,866)
Net interest on the net defined liability		(16)	(21)	(28)
Actuarial (gains)/losses generated during the year		45	16	(80)

(1)  Of whom 40% were Orange SA’s French civil servants (45% at December 31, 2017 and 50% at December 31, 2016).

(2)  Net of approximately 85 million euros for competitiveness and employment tax credit for 2018 in France (102 million euros as at December 31, 2017 and 98 million euros as at December 31, 2016).

(3)  Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group (see Notes 8.3 and 8.4).

(4)  Other labor expenses comprise other short-term allowances and benefits, payroll taxes, post-employment benefits and other long term benefits (except French part-time for seniors plans).

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

6.2.               Employee benefits

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Post-employment benefits (1)	989	1,005	998
Other long-term benefits	2,434	2,313	2,616
o/w French part-time for seniors plans	1,784	1,644	1,956
Provision for employment termination benefits	3	4	7
Other employee-related payables and payroll taxes due	1,715	1,710	1,631
Provision for social risks and litigation	74	90	43
Total	5,215	5,122	5,295
o/w non-current employee benefits	2,823	2,674	3,029
o/w current employee benefits	2,392	2,448	2,266

(1)  Does not include defined contribution plans.

The payments to be made in respect of post-employment benefits and other long-term benefits are presented below. These are estimated based on Group headcounts as at December 31, 2018, including rights acquired and not acquired at December 31, 2018, but for which it is assumed the rights will be acquired by the year 2040 approximately:

(in millions of euros)	Schedule of benefits to be paid, undiscounted
	2019	2020	2021	2022	2023	2024 and beyond
Post-employment benefits	64	50	57	50	51	2,527
Other long-term benefits (1)	637	514	396	296	229	161
o/w French part-time for seniors plans	558	429	325	248	205	115
Total	701	564	453	346	280	2,688

(1)  Provisions for time saving account and long-term leave and long-term sick leave not included.

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6.2.1.             Types of post-employment benefits and other long-term benefits

In accordance with the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits:

-with regard to retirement, the majority of employees are covered by defined contribution plans required by law or under national agreements. In France, civil servants employed by Orange SA are covered by the French government sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no further obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans. Expenses recognized under the terms of defined contribution pension plans amounted to 828 million euros in 2018 (924 million euros in 2017 and 863 million euros in 2016);

-the Group is committed to a limited number of annuity-based defined-benefit plans: notably the Equant plans in the United Kingdom for 289 million euros and a plan for senior management staff in France for 207 million euros. Plan assets were transferred to these plans in the United Kingdom and in France. A few years ago, these plans were closed to new subscribers and also closed in the United Kingdom with regard to the acquisition of rights;

-the Group is also committed to capital-based defined benefit plans where, in accordance with the law or contractual agreements, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end of career salary; this essentially relates to bonuses due upon retirement in France, particularly for employees under private-law contracts (673 million euros for Orange SA, equal to 81% of the capital-based plans) and for civil servants (50 million euros, equal to 6% of capital-based plans);

-other post-employment benefits are also granted to retired employees: these are benefits other than defined-benefit and defined-contribution plans;

-other long-term benefits may also be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS) detailed below.

French part-time for seniors plans

As at part of renegotiations of intergenerational plans, the 2015 part-time for seniors (TPS) plan was extended in 2018 for three additional years. The number of future beneficiaries of this new part-time for seniors plan is about 6,000 employees.

The part-time for seniors plans are accessible to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 to 5 years and who have at least 15 years service within the Group. Eligible employees are those who will retire no later than January 1, 2025.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

-a base salary between 65% and 80% of full-time employment;

-the retirement entitlement benefits of full-time employment during the period in question (both the Company’s and the employee’s contributions);

-a minimum salary level.

These plans last for a period of at least 18 months and no longer than five years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

At December 31, 2018, 30,400 employees had signed up for TPS, 17,900 of whom have already passed through it. The number of employees who are or will be participating in the French part-time for seniors plans and thus included in the provision, is estimated approximately at 18,700 employees.

6.2.2.             Key assumptions used to calculate the amount of obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French part-time for seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 70% on average), as well as the trade-offs that the beneficiaries will ultimately make between the different plans proposed.

The discount rates used for the euro zone (which accounts for 90% of Orange’s pension and other long-term employee benefit obligations) are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
More than 10 years	1.70% to 1.85%	1.55% to 1.65%	1.45% to 1.85%
Less than 10 years	-0.20% to 1.30% (1)	-0.25% to 1.65%	-0.10% to 1.45%

(1)  A -0.05% rate has been used to value the obligation regarding the French part-time for seniors plans (versus -0.25% as at December 31, 2017).

The discount rates used for the euro zone are based on corporate bonds rated AA, with a duration equivalent to the duration of the obligations.

The increase in annuities of the Equant plans in the United Kingdom is based on inflation (3.35% used) up to 5%. In France, the revaluation of the annuity-based plan for senior management is based on the INSEE consumer price index (2% used).

The main capital-based defined benefit plan (retirement bonuses for employees under private-law contracts in France) is principally sensitive to employment policy assumptions (Orange has historically had high numbers of staff at retirement age). The estimated increase in the capital of this plan is based on a long-term inflation assumption of 2% associated with the effect of a higher "GVT" (acronym for Wage drift - Seniority - Job-skills). "Wage drift - Seniority - Job-skills" refers to annual change in total payroll costs independent of general or categorical increases in wages and salaries, due to in-grade promotions, out of grade promotions and the aging of existing staff.

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The impacts on pension benefit obligations of changes in key assumptions would be as follows:

(1)  Includes 19 million euros for the French part-time for seniors plans (short term duration).

(2)  Sensitivity is performed on future entries in French part-time for seniors plans (TPS).

6.2.3.             Commitments and plan assets

(in millions of euros)	Post-employment benefits			Long-term benefits		2018	2017	2016
	Annuity- based plans	Capital- based plans	Other	French part-time for seniors plans (TPS)	Other
Total benefit obligations in the opening balance	518	826	70	1,644	669	3,727	4,009	4,009
Service cost	2	48	1	687 (1)	48	786	154	173
Net interest on the defined benefit liability	8	16	1	(3)	1	23	29	37
Actuarial losses/(gains) arising from changes of assumptions	(16)	(17)	(1)	-	-	(34)	67	190
o/w arising from change in discount rate	(17)	(17)	(1)	(3)	-	(38)	37	115
Actuarial losses/(gains) arising from experience	11	(20)	-	86	1	78	212	292
Benefits paid	(19)	(26)	(3)	(630)	(68)	(746)	(738)	(640)
Translation adjustment and other	(2)	6	0	-	(1)	3	(6)	(52)
Total benefit obligations in the closing balance (a)	502	833	68	1,784	650	3,837	3,727	4,009
o/w benefit obligations in respect of employee benefit plans that are wholly or partly funded	502	5	-	-	-	507	523	559
o/w benefit obligations in respect of employee benefit plans that are wholly unfunded	-	828	68	1,784	650	3,330	3,204	3,450
Weighted average duration of the plans (in years)	14	13	16	2	6	6	6	6

(1)  Including 669 million of euros relating to 2018 TPS agreement.

(in millions of euros)	Post-employment benefits			Long-term benefits		2018	2017	2016
	Annuity- based plans	Capital- based plans	Other	French part-time for seniors plans (TPS)	Other
Fair value of plan assets in the opening balance	409	(0)	-	-	-	409	395	380
Net interest on the defined benefit liability	7	(0)	-	-	-	7	7	9
(Gains)/Losses arising from experience	2	(0)	-	-	-	2	20	28
Employer contributions	16	-	-	-	-	16	18	37
Benefits paid by the fund	(17)	-	-	-	-	(17)	(22)	(24)
Translation adjustment and other	(3)	-	-	-	-	(3)	(9)	(35)
Fair value of plan assets in the closing balance (b)	414	(0)	-	-	-	414	409	395

Funded annuity-based plans represent 13% of Group social commitments.

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The funded annuity-based plans are primarily located in the United Kingdom (61%) and France (38%) and their assets are broken down as follows:

Employee benefits in the statement of financial position correspond to commitments less plan assets. These have not been subject to asset ceiling adjustment for the periods presented.

(in millions of euros)	Post-employment benefits			Long-term benefits		2018	2017	2016
	Annuity- based plans	Capital- based plans	Other	French part-time for seniors plans (TPS)	Other
Employee benefits in the opening balance	109	826	70	1,644	669	3,318	3,614	3,629
Net expense for the period	3	64	2	770	50	889	452	576
Employer contributions	(16)	-	-	-	-	(16)	(18)	(37)
Benefits directly paid by the employer	(2)	(26)	(3)	(630)	(68)	(729)	(716)	(616)
Actuarial (gains)/losses generated during the year	(7)	(37)	(1)	-	-	(45)	(16)	80
Translation adjustment and other	1	6	-	-	(1)	6	2	(18)
Employee benefits in the closing balance - Net unfunded status (a) - (b)	88	833	68	1,784	650	3,423	3,318	3,614
o/w non-current	67	793	65	1,226	571	2,722	2,600	2,933
o/w current	21	40	3	558	79	701	718	681

The following table discloses the net expense:

(in millions of euros)	Post-employment benefits			Long-term benefits		2018	2017	2016
	Annuity- based plans	Capital- based plans	Other	French part-time for seniors plans (TPS)	Other
Service cost	(2)	(48)	(1)	(687)	(48)	(786)	(154)	(173)
Net interest on the net defined benefit liability	(1)	(16)	(1)	3	(1)	(16)	(21)	(28)
Actuarial gains/(losses)	-	-	-	(86)	(1)	(87)	(277)	(375)
Total	(3)	(64)	(2)	(770)	(50)	(889)	(452)	(576)
o/w expenses in operating income	(2)	(48)	(1)	(773)	(49)	(873)	(431)	(548)
o/w expenses in finance costs	(1)	(16)	(1)	3	(1)	(16)	(21)	(28)
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Accounting policies

Post-employment benefits are granted through:

-    defined contribution plans: the contributions, paid to independent institutions which are in charge of the administrative and financial management thereof, are recognized in the fiscal year during which the services are rendered;

-    defined-benefit plans: the sum of future obligations under these plans are based on actuarial assumptions using the projected unit credit method:

-their calculation is based on demographic (employee turnover, mortality, gender parity, etc.) and financial assumptions (salary increases, rate of inflation, etc.) defined at the level of each entity concerned,

-the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). Its computation is based on external indices commonly used as reference for the Eurozone,

-actuarial gains and losses on post-employment benefits are fully recorded in other comprehensive income,

-the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging plan assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subject to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies to match assets and liabilities, based on specific studies performed by external experts. It is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted prices, since they are mostly invested in listed securities (primarily shares and bonds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plan (TPS) agreements. The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits are subject to provisions (up to the related obligation). For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when modifications take place.

6.3.               Share-based payment

Orange Vision 2020 free share award plan

2017-2019 free share award (FSA) plan

On October 25, 2017, the Board of Directors’ Meeting approved the implementation of a free share award plan reserved for employees involving 9.2 million free shares units, of which a maximum estimated at 9.1 million would be issued in the form of shares. This plan has been granted to approximately 144,000 employees working in 87 countries. In countries where regulatory, tax or social conditions do not allow the free awarding of shares, beneficiaries of the plan will receive a cash amount based on the exchange-traded price of Orange stock on March 31, 2020.

Vesting will occur at December 31, 2019 and the awarding of shares on March 31, 2020, the shares being subject to:

-a condition of employment from September 1, 2017 to December 31, 2019; and

-internal performance conditions, namely adjusted EBITDA including banking activities (50%) and the organic cash-flow excluding banking activities (50%). Organic cash flow as defined in the plan means the cash generated by sales transactions once all costs and investments (excluding disbursements due to the acquisitions of licenses or spectrum) necessary for the business are paid. Each of these indicators will be compared to the budget approved by the Board of Directors for each of the three years. If the performance conditions are not met, each employee meeting the attendance condition will nonetheless be awarded half of the shares initially planned.

Performance is assessed for the years 2017, 2018 and 2019 and in relation to the budget for each of these three years, as approved in advance by the Board of Directors’ Meeting. As such, the satisfaction of each of the performance conditions is recorded year on year and entitlement to final allocation is a percentage based on the sum of performances assessed over the course of the vesting period. The definitive number of shares allocated will be announced on March 31, 2020, following the confirmation by the Board of Directors of the achievement or non-achievement of the performance conditions of the last year.

Long Term Incentive Plan (LTIP) 2017 - 2019

In addition to the free share award plan, the Board of Directors’ Meeting on July 26, 2017 approved the implementation of a free share award plan (Long Term Incentive Plan or LTIP) reserved for the Executive Committee, Corporate Officers, executives and leaders involving 1.6 million free shares units. This plan was granted to approximately 1,200 employees. In countries where regulatory, tax or social conditions do not allow the free awarding of shares, beneficiaries of the plan will receive a cash amount based on the exchange-traded price of Orange stock on March 31, 2020.

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Vesting will occur at December 31, 2019 and the awarding of shares on March 31, 2020, the shares being subject to:

-a condition of attendance from January 1, 2017 for Directors and Officers and members of the Executive Committee, and from July 15 for senior management, until December 31, 2019;

-performance conditions, internal and external respectively, namely the organic cash flow (50%) as defined in the plan, assessed annually in comparison with the budget, and the total shareholder return (TSR) (50%). TSR performance is assessed by comparing, between January 1, 2017 and December 31, 2019, the evolution of Orange’s TSR based on its total shareholder return performance over the three fiscal years, and the evolution of its TSR based on the average values of the "Stoxx Europe 600 Telecommunications" index or any other similar index that may replace it during the lifetime of the Plan.

Valuation assumptions

	Free share award plan	Long Term Incentive Plan
Measurement date	October 26, 2017	July 26, 2017
Vesting date	December 31, 2019	December 31, 2019
Price of underlying instrument at measurement date	13.74 euros	14.33 euros
Price of underlying instrument at closing date	14.16 euros	14.16 euros
Expected dividends (% of the share price)	4.5%	4.5%
Risk free yield	-0.45%	-0.32%
Fair value per share of benefit granted to employees	12.45 euros	9.55 euros
o/w fair value of internal performance condition	12.45 euros	12.81 euros
o/w fair value of external performance condition	-	6.29 euros

Accounting effect

For the portion of the free share award plan issued in the form of shares, fair value has been determined based on the market price of Orange shares on the date of allocation and the expected dividends discounted until December 31, 2019. For the portion of the LTIP plan issued in the form of shares, fair value also takes into account the likelihood of achievement of the market performance conditions, determined using the Monte Carlo method. For the portion of the plans issued in cash, as at December 31, 2018, fair value has been determined based on the market price of Orange shares on the closing date.

In 2017, the performance criteria based on adjusted EBITDA and organic cash flow were attained, and a charge of 14 million euros (including social security contributions) was recorded for the period concerned (based on the dates of the Board of Directors’ Meetings that approved the plans), with corresponding entries in equity of 11 million euros and in social debt of 3 million euros.

In 2018, not all criteria were met, a charge of 57 million euros (including social security contributions) was recorded, with corresponding entries in equity of 42 million euros and social debt of 15 million euros.

The social security contributions for the French entities will be due upon delivery of the shares in 2020.

Long Term Incentive Plan (LTIP) 2018 - 2020

The Board of Directors’ Meeting on July 25, 2018 approved the implementation of a free share award plan (Long Term Incentive Plan or LTIP) reserved for the Executive Committee, Corporate Officers, executives and leaders involving 1.7 million free shares units. This plan was granted to approximately 1,200 employees. In countries where regulatory, tax or social conditions do not allow the free awarding of shares, beneficiaries of the plan will receive a cash amount based on the exchange-traded price of Orange stock on March 31, 2021.

Vesting will occur at December 31, 2020 and the awarding of shares on March 31, 2021, the shares being subject to:

-a continued attendance from January 1, 2018 until December 31, 2020;

-performance conditions, internal and external respectively, namely the organic cash flow (50%) as defined in the plan, assessed annually in comparison with the budget, and the total shareholder return (TSR) (50%). TSR performance is assessed by comparing, between January 1, 2018 and December 31, 2020, the evolution of Orange’s TSR based on its total shareholder return performance over the three fiscal years, and the evolution of its TSR based on the average values of the "Stoxx Europe 600 Telecommunications" index or any other similar index that may replace it during the lifetime of the Plan.

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Valuation assumptions

Long Term Incentive Plan
Measurement date	July 25, 2018
Vesting date	December 31, 2020
Price of underlying instrument at measurement date	13.98 euros
Price of underlying instrument at closing date	14.16 euros
Expected dividends (% of the share price)	5.0%
Risk free yield	-0.33%
Fair value per share of benefit granted to employees	11.23 euros
o/w fair value of internal performance condition	11.94 euros
o/w fair value of external performance condition	10.51 euros

For the portion of the plan issued in the form of shares, fair value has been determined based on the market price of Orange shares on the date of allocation and the expected dividends discounted until December 31, 2019. For the portion of the LTIP plan issued in the form of shares, fair value also takes into account the likelihood of achievement of the market performance conditions, determined using the Monte Carlo method. For the portion of the plan issued in cash, as at December 31, 2018, fair value has been determined based on the market price of Orange shares on the closing date.

Accounting effect

In 2018, not all the criteria were met; and a charge of 3 million euros (including social security contributions) was recorded for the period concerned (based on the dates of the Board of Directors’ Meetings that approved the plans), with corresponding entries in equity of 2 million euros and in social debt of 1 million euros.

The social security contributions for the French entities will be due upon delivery of the shares in 2021.

Other plans

All stock option plans granted by the various Group entities reached maturity in 2017. No options had been exercised in 2017 or 2016.

Accounting policies

Employee share-based compensation: the fair value of stock options and bonus shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions (employee turnover, probability of achieving performance criteria).

The determined amount is recognized in labor expenses on a straight-line basis over the vesting period, with as counterparty:

-    employee benefit liabilities for cash-settled plans, re-measured against profit or loss at each year-end; and

-    equity for equity-settled plans.

6.4.               Executive compensation

The following table shows the compensation booked by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Short-term benefits excluding employer social security contributions (1)	(14.7)	(12.9)	(10.7)
Short-term benefits: employer’s social security contributions	(4.6)	(4.1)	(3.4)
Post-employment benefits (2)	(0.4)	(1.2)	(1.2)
Share-based compensation (3)	(1.2)	(0.4)	(0.0)

(1)  Includes all compensation: gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive scheme and profit-sharing, cash settled Long Term Incentive Plan (LTIP).

(2)  Service cost.

(3)  Includes employee shareholding plans and shares settled Long Term Incentive Plan (LTIP).

The total amount of retirement benefits (contractual retirement bonuses and defined-benefit supplementary pension plan) provided as at December 31, 2018, in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 5.7 million euros (19.6 million euros in 2017 and 19.7 million euros in 2016).

Executive Committee members’ contracts include a clause providing for a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit). Stéphane Richard, Chairman and Chief Executive Officer, has no employment contract, and the employment contracts

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of Deputy CEOs were suspended on the date of their appointment as corporate officers. These employment contracts may be reinstated at the end of their terms of office, with recovery of rights.

Orange has not acquired any other goods or services from persons who are or were at any time during the year or at the end of the year, members of the Board of Directors or Executive Committee of Orange SA (or any parties related thereto).

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

Note 7.      Impairment losses and goodwill

7.1.               Impairment losses

(in millions of euros)	2018	2017	2016
Jordan	(56)	-	-
Luxembourg	-	(19)	-
Democratic Republic of the Congo	-	(1)	(95)
Poland	-	-	(494)
Cameroon	-	-	(90)
Egypt	-	-	(80)
Romania	-	-	(55)
Total of impairment of goodwill	(56)	(20)	(814)

The impairment tests on Cash Generating Units (CGUs) may result in impairment losses on goodwill and on the fixed assets (see Note 8.2).

Besides the effects of implementing IFRS 15 (see Note 2.3), recorded in reserves at January 1, 2016 in the amount of (139) million euros and the impairment losses recorded in profit and loss are the following:

At December 31, 2018

In Jordan, the 56 million euro impairment of goodwill mostly reflects the effects of an uncertain political and economic climate and heavy competitive pressure on the fixed and mobile data markets. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2018 (0.7 billion euros).

In Niger, the telecommunications market continued to fall in terms of value in a still-difficult business context. Because of its economic and financial position, the Company remained prudent and recognized an impairment of property assets in the amount of (43) million euros which should cover Orange’s exposure as closely as we can estimate that now.

At December 31, 2017

In Niger, the impairment of fixed assets in the amount of 52 million euros reflected an uncertain political and economic climate and the effects resulting from strong tax and regulatory pressure. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2017 (0.1 billion euros).

In Luxembourg, the goodwill impairment in the amount of 19 million euros primarily reflected strong competitive pressure. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2017 (0.1 billion euros).

In the Democratic Republic of the Congo, the impairment in the amount of 120 million euros (of which 1 million euros for goodwill and 119 million euros for fixed assets (see Note 8.2)), reflected an ongoing uncertain political and economic climate, a proven decrease in purchasing power with its effects on the consumption of telecommunications products and services and a continuous regulatory pressure. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2017 (0.1 billion euros).

At December 31, 2016

In the Democratic Republic of the Congo, the impairment in the amount of 109 million euros (of which 95 million euros for goodwill and 14 million euros for fixed assets (see Note 8.2)), reflected an uncertain political and economic climate, a decrease in purchasing power and its effects on the consumption of telecommunications products and services and added regulatory pressure (relating in particular to the implementation of customer identification). The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (0.2 billion euros).

In Poland, the goodwill impairment of 494 million euros primarily reflected a decrease in competitiveness on the ADSL market, a downward adjustment of the revenues estimates for the mobile market and an increase in the post-tax discount rate due to a decline in the country’s sovereign rating by the rating agencies. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (3.8 billion euros).

In Cameroon, the goodwill impairment in the amount of 90 million euros reflected the fall in voice revenues associated with the growth in messaging and voice over IP services of Over-The-Top (OTT) providers and with an increasingly competitive mobile market. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (0.3 billion euros).

In Egypt, the impairment in the amount of 232 million euros (of which 80 million euros for goodwill and 152 million euros after conversion for fixed assets (see Note 8.2)), reflected the impact of the financing terms of the 4G license granted in 2016, the strong devaluation of the Egyptian Pound and an increasingly uncertain political and economic climate. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (0.8 billion euros).

In Romania, following the application of IFRS 15 as of January 1, 2016 (see Note 2.3.2), the Group remeasured the net carrying amount of the CGU and recognized a goodwill impairment of (55) million euros.

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7.2.               Goodwill

(in millions of euros)	December 31, 2018			December 31, 2017	December 31, 2016
	Gross value impairment	Accumulated value losses	Net book value	Net book value	Net book
France	14,377	(13)	14,364	14,364	14,364
Spain	6,954	(114)	6,840	6,818	6,818
Europe	6,569	(3,989)	2,580	2,589	2,576
Poland	2,799	(2,688)	111	116	110
Belgium	1,011	(713)	298	298	293
Romania	1,806	(570)	1,236	1,236	1,236
Slovakia	806	-	806	806	806
Moldova	79	-	79	83	63
Luxembourg	68	(18)	50	50	68
Africa & Middle East	2,551	(1,009)	1,542	1,629	1,709
Egypt	542	(542)	-	-	-
Burkina Faso	428	-	428	448	439
Côte d’Ivoire	417	(42)	375	375	375
Jordan	274	(111)	163	210	239
Morocco	251	-	251	246	258
Sierra Leone	152	-	152	181	220
Democratic Republic of the Congo	195	(195)	-	-	-
Cameroon	134	(90)	44	44	44
Other	158	(29)	129	125	134
Enterprise	2,480	(650)	1,830	1,493	1,497
International Carriers & Shared Services	18	-	18	18	15
Goodwill	32,949	(5,775)	27,174	26,911	26,979

(in millions of euros)	Note	2018	2017	2016
Gross Value in the opening balance		32,687	32,689	32,606
Acquisitions	3	353	38	904
Disposals		(12)	-	(6)
Translation adjustment		(39)	(40)	(815)
Reclassifications and other items	3	(40)	-	(0)
Reclassification to assets held for sale		-	-	-
Gross Value in the closing balance		32,949	32,687	32,689
Accumulated impairment losses in the opening balance		(5,776)	(5,710)	(5,535)
Impairment	7.1	(56)	(20)	(814)
Disposals		12	-	-
Translation adjustment		45	(46)	778
Reclassifications and other items		-	-	(139)
Reclassification to assets held for sale		-	-	-
Accumulated impairment losses in the closing balance		(5,775)	(5,776)	(5,710)
Net book value of goodwill		27,174	26,911	26,979

7.3.               Key assumptions used to determine recoverable amounts

The key operational assumptions, described in the accounting policies, reflect past experience and expected trends: unforeseen changes have in the past affected, and could continue to significantly affect, these expectations. In this respect, the review of expectations could affect the margin of recoverable amounts over the carrying value tested (see Note 7.4) and results in impairment losses on goodwill and fixed assets.

-Discount rates and growth rates to perpetuity used to determine the values in use were revised as follows in 2018:

-the discount rates, which may incorporate a specific premium reflecting increased risk in executing certain business plans or in country risks, were raised, primarily in the Middle East and Africa, though they were reduced in certain other regions. The continued reduction in the market risk premium contributed to this decline,

-growth rates to perpetuity were maintained, on the whole, as in the assessment carried out at the end of 2018, the economic situation is not expected to lead to any change in the long-term outlook of the industry of services offered by the Group;

-as at December 31, 2018, the specific random factors were as follows:

-in Europe:

•changes in the political situations of various countries in the European Union following the Brexit vote in the United Kingdom have been a factor in market volatility and economic activity, likely to have an effect on the future of European businesses: interest rates in particular, and consequently discount rates,

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•could be affected by market reactions and by European Central Bank policy. Customer demand for telecommunication products and services may also find itself affected by state and European policies for the recovery of fiscal balances,

•the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investment, or in terms of market concentration,

•the Group’s ability to adjust costs and capital expenditures to potential changes in revenues;

-in the Middle East and Maghreb (Jordan, Egypt, Iraq, Tunisia) and some of the African countries (Mali, Niger, Democratic Republic of the Congo, Central African Republic, Sierra Leone, Burkina Faso and Liberia):

•changes in political situation and security with their resulting negative economic impacts on the overall business climate,

•the contribution of the telecommunications industries to the financing of national governments.

The parameters used for the determination of recoverable amount of the main consolidated operations are set forth below:

December 31, 2018	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.3%	4.0%	0.3%
Post-tax discount rate	6.0% (1)	7.0%	8.0%	6.8%	8.3%	13.8%	7.5%
p-tax discount rate	7.8%	8.8%	9.5%	8.6%	9.3%	16.1%	10.2%
December 31, 2017
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.3%	4.0%	0.3%
Post-tax discount rate	5.5% (2)	8.6%	8.3%	6.8%	8.8%	17.0% -	7.5%
						13.50%
p-tax discount rate	7.4%	10.8%	9.7%	9.0%	9.9%	19.5% -	10.7%
						16.0%
December 31, 2016
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.3%	4.0%	0.3%
Post-tax discount rate	6.3%	7.8%	9.3%	6.8%	9.3%	16.5% -	7.8%
						13.0%
p-tax discount rate	9.1%	9.7%	10.3%	9.6%	10.5%	18.3% -	12.1%
						14.8%
(1)  The after-tax discount rate for France includes a corporate tax reduction of 25.82% by 2020.

(2)  The after-tax discount rate for France includes a corporate tax reduction of 28.92% by 2020 but it does not include the corporate tax reduction of 25.82% by 2022 voted in the 2018 Finance law at the end of December 2017.

The Group’s listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Orange Belgium (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange), Sonatel (Regional Stock Exchange (BRVM)) and Business & Decision (Euronext). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of the consolidated revenues, operating income and net income.

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7.4.               Sensitivity of recoverable amounts

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for the terminal year forming a significant part of the recoverable amount, of which a change of plus or minus 10% is presented in the sensitivity analysis.

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Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), net of acquisitions of property, plant and equipment and intangible assets.

The level of sensitivity presented allows readers of the financial statements to estimate the impact in their own assessment. Variations higher than the levels presented have been observed in the past on cash flow, perpetuity growth rates and discount rates.

The other entities not listed above, with the exception of the Orange brand presented in Note 8.2, each account for a less than 3% share of the aggregated recoverable amount of the consolidated entities.

Accounting policies

Goodwill recognized as an asset in the statement of financial position comprises the excess calculated:

-    either on the basis of the equity interest acquired (and for business combinations after January 1, 2010, no subsequent changes for any additional purchases of non-controlling interests); or

-    on a 100% basis, leading to the recognition of goodwill relating to the non-controlling.

Goodwill is not amortized. It is tested for impairment at least annually and more frequently when there is an indication that it may be impaired. Thus, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

These tests are performed at the level of each Cash Generating Unit (CGU) (or group of CGUs). These generally correspond to operating segments or to each country in Africa and the Middle East. This is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to recoverable amount, for which Orange uses mostly the value in use.

Value in use is the present value of the future expected cash flows. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading and investment activity drawn up by the Group’s management, as follows:

-    cash flow projections are based on three to five-year business plans and include a tax cash flow calculated as EBIT (operating income) multiplied by the statutory tax rate (excluding deferred tax and unrecognized tax loss carry forward impacts at the date of valuation); In the case of recent acquisitions, longer term business plans may be used;

-    post-tax cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate for the next year, and then by a growth rate to perpetuity reflecting the expected long-term growth in the market;

-    post-tax cash flows are subject to a post-tax discount rate, using rates which incorporate a relevant premium reflecting a risk assessment for the implementation of certain business plans or country risks. The value in use derived from these calculations is identical to the one that would derive from discounting p-tax cash flows at p-tax discount rates.

The key operating assumptions used to determine the value in use are common across Group’s business segments. These assumptions include:

-    key revenue assumptions, which reflect market level, penetration rate of the offerings and market share, positioning of the competition’s offerings and their potential impact on market price levels and their transposition to the Group’s offerings bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

-    key cost assumptions, on the level of marketing expenses required to renew product lines and keep up with competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and committed employee departure plans;

-    key assumptions on the level of capital expenditure, which may be affected by the roll-out of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network elements or obligations to open up networks to competitors.

Tested net carrying values include goodwill, land, and assets with finite useful life (property, plant and equipment, intangible assets and net working capital requirements including intragroup balances). The Orange brand, an asset with an indefinite useful life, is subject to a specific test, see Note 8.2.

If an entity partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the shareholders of Orange SA and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded definitively in operating income.

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Note 8.      Fixed assets

8.1.               Depreciation and amortization

The increase in depreciation and amortization by 201 million euros in 2018 and by 118 million euros in 2017 is mainly due to the effect of the increase in investments on very high-speed broadband networks (4G and optical fiber) in France, Spain and Poland.

Depreciation and amortization of intangible assets

Depreciation and amortization of property, plan and equipment

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Accounting policies

Assets are depreciated to expense their cost (generally with no residual value deducted) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. The straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates. This may be the case for outlooks on the implementation of new technologies (for example, the replacement of copper local loop by optical fiber). These changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Brands acquired	Up to 15 years, except for the Orange brand with an indefinite useful life
Customer bases acquired	Expected life of the commercial relationship: 3 to 8 years on average
Mobile network licenses	Grant period from the date when the network is technically ready and the service can be marketed
Indefeasible Rights of Use of submarine	Shorter of the expected period of use and the contractual period,
and terrestrial cables	generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Development costs	3 to 5 years
Buildings	10 to 30 years
Transmission and other network equipment	5 to 10 years
Copper cables, optical fiber and civil works	10 to 30 years
Computer hardware	3 to 5 years

8.2.               Impairment of fixed assets

(in millions of euros)	2018	2017	2016
Niger	(43)	(52)	(26)
Democratic Republic of the Congo	-	(119)	(14)
Egypt	(4)	2	(152)
Other	(2)	(21)	(15)
Total of impairment of fixed assets	(49)	(190)	(207)

The impairment of fixed assets resulting from the impairment tests on Cash-Generating Units (CGUs) are described in Note 7.1.

Key assumptions and sensitivity of the recoverable amount of the Orange brand

Key assumptions and sources of sensitivity used in the assessment of recoverable amount of the Orange brand are similar to those used for the goodwill of consolidated operations (see Note 7.3), which affect the sales base and potentially the level of brand fees.

Other assumptions that affect the assessment of the recoverable amount are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Basis of recoverable amount	Value in use	Value in use	Value in use
Source used	Internal plan	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.2%	1.1%	1.3%
Post-tax discount rate	7.4%	7.6%	7.8%
p-tax discount rate	8.8%	8.9%	9.2%
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Accounting policies

Given the nature of its assets and businesses, most of the Group’s individual assets do not generate cash flow independent of the cash flows generated by Cash-Generating Units. The recoverable amount is therefore determined on the level of CGU (or CGU group) to which belong the assets, according to a method similar to the one for goodwill.

The Orange brand has an indefinite useful life and is not amortized but is tested for impairment at least annually. Its recoverable amount is assessed based on the expected contractual royalties (and included in the business plan) discounted in perpetuity, less the costs attributable to the brand’s owner.

8.3.               Other intangible assets

(in millions of euros)	December 31, 2018				December 31, 2017	December 31, 2016
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Telecommunications licenses	10,783	(4,702)	(164)	5,917	6,233	6,440
Software	12,283	(8,204)	(33)	4,046	3,946	3,781
Orange brand	3,133	-	-	3,133	3,133	3,133
Other brands	1,100	(102)	(909)	89	88	102
Customer bases	5,004	(4,543)	(12)	449	555	703
Other intangible assets	1,933	(1,303)	(191)	439	384	443
Total	34,236	(18,854)	(1,309)	14,073	14,339	14,602

(in millions of euros)	2018	2017	2016
Net book value of other intangible assets - in the opening balance	14,339	14,602	14,327
Acquisitions of other intangible assets	1,895	1,893	3,007
o/w telecommunications licenses (1)	200	318	1,521
Impact of changes in the scope of consolidation	69	(13)	144
Disposals	(0)	(7)	(3)
Depreciation and amortization	(2,256)	(2,138)	(2,195)
Impairment losses (2)	(10)	(55)	(183)
Translation adjustment	7	(74)	(363)
Reclassifications and other items	29	131	(132)
Reclassifications to assets held for sale	-	-	-
Net book value of other intangible assets - in the closing balance	14,073	14,339	14,602

(1)  Relates in 2018 to the acquisition of the 5G license for 142 million euros in Spain. In 2017, related to the acquisition of licenses for 152 million euros in Mali. In 2016, related to the acquisitions of licenses for 719 million euros in Poland, for 377 million euros in Egypt, for 146 million euros in Côte d’Ivoire and for 142 million euros in Jordan.

(2)  Includes impairment detailed in Note 7.1.

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Information on telecommunications licenses at December 31, 2018

Orange’s principal commitments under licenses awarded are disclosed in Note 14.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
LTE (4 licenses) (2)	2,182	1,816	12.8 to 17.9
UMTS (2 licenses)	914	260	2.7 and 11.4
GSM	266	36	2.5
France	3,362	2,112
5G	142	141	19.8
LTE (3 licenses)	541	405	11.0 to 12.4
UMTS	639	9	1.3
GSM (2 licenses)	336	200	4.7 and 12.0
Spain	1,658	755
LTE (3 licenses)	789	630	9.0 and 12.1
UMTS (2 licenses)	387	95	2.0 and 4.0
GSM (2 licenses)	139	59	8.6 and 10.5
Poland	1,315	784
LTE	387	352	13.0
UMTS	134	52	13.0
GSM (2 licenses)	376	43	13.0
Egypt	897	447
LTE	41	33	16.2
UMTS	28	13	13.5
GSM	739	200	12.3
Morocco	808	246
LTE	184	126	10.3
UMTS	61	27	10.3
GSM	292	149	10.3
Romania	537	302
LTE	88	67	11.4
UMTS (3 licenses)	141	97	6.2 to 14.3
GSM	189	115	10.0
Jordan	418	279
LTE (2 licenses)	140	106	8.4 and 14.9
UMTS	149	21	2.3
GSM	76	31	2.2
Belgium	365	158
Other	1,423	834
Total	10,783	5,917

(1)  In number of years, at December 31, 2018.

(2)  Comprises the 700 MHz license of which the spectrum is technologically neutral.

Internal costs capitalized as intangible assets

(in millions of euros)	2018	2017	2016
Labor expenses	382	373	392
Total	382	373	392

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Accounting policies

Intangible assets consist mainly of acquired brands, acquired customer bases, telecommunications licenses and software, as well as operating rights granted under certain concession agreement and rights of use of transmission cables.

Intangible assets are initially recognized at acquisition or production cost. The payments indexed to revenue, especially for some telecommunications licenses, are expensed in the relevant periods.

Indefeasible Rights of Use (IRUs) acquired by the Group correspond to the rights to use transmission cable or capacity (mainly submarine cables) granted for a fixed period. IRUs are recognized as assets when the Group has the right to use identified optical fiber or dedicated wavelength bandwidth, and the right duration represents a major part of the economic life of the underlying asset.

The operating rights granted under certain concession arrangements give right to charge users of the public service (see Note 4.1).

8.4.               Property, plant and equipment

(in millions of euros)	December 31, 2018				December 31, 2017	December 31, 2016
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Networks and terminals	86,448	(62,162)	(324)	23,962	22,880	21,984
Land and buildings	7,841	(5,116)	(246)	2,479	2,535	2,661
IT equipment	3,943	(3,112)	(14)	817	802	784
Other property, plant and equipment	1,667	(1,221)	(11)	435	448	483
Total	99,899	(71,611)	(595)	27,693	26,665	25,912

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

(in millions of euros)	2018	2017	2016
Net book value of property, plant and equipment - in the opening balance	26,665	25,912	25,123
Acquisitions of property, plant and equipment	5,883	5,677	5,576
o/w finance leases	136	43	91
Changes in the scope of consolidation (1)	63	0	242
Disposals and retirements	(44)	(35)	(25)
Depreciation and amortization	(4,791)	(4,708)	(4,533)
Impairment losses (2)	(39)	(135)	(48)
Translation adjustment	(27)	(44)	(607)
Reclassifications and other items	(17)	(2)	184
Reclassifications to assets held for sale	-	-	-
Net book value of property, plant and equipment - in the closing balance	27,693	26,665	25,912

(1)  Mainly related in 2018 to the acquisition of Basefarm entities. In 2016, mainly related to the acquisitions of entities in Africa (Liberia, Congo (DRC), Burkina Faso and Sierra Leone).

(2)  Includes impairment detailed in Note 7.1.

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Accounting policies

Property, plant and equipment mainly comprise network facilities and equipment.

The gross value of property, plants and equipment is made up of their acquisition or production cost, which includes study and construction fees as well as enhancement costs that increase the capacity of equipment and facilities. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

The cost of property, plant and equipment also includes the estimated cost of dismantling, removing and restoring the site occupied due to the obligation incurred by the Group.

The roll-out of assets by stage, especially for network assets, in the Group’s assessment, does not generally require a substantial period of preparation for the Group. As a consequence, the Group does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets.

The assets acquired in form of finance lease do not affect the cash flow on acquisition. However, the subsequent rental payments during the leasing period represent interest payments (cash flow on operating activities) and capital repayments (cash flow on financing activities).

The majority of the assets held under finance lease are network buildings. The land and buildings hosting radio sites may belong to the Group, or be held through a finance lease, or be available under an operating lease or be simply made available.

The lease agreements of office buildings and points of sale are generally qualified as operating leases and the future lease payments are disclosed as unrecognized contractual commitments in Note 14.

Simultaneously the equipment, very often generic, of which the risks and rewards of ownership have been transferred from the Group to third parties via a lease, is considered as sold.

In France, the regulatory framework governing the optical fiber network roll-out (Fiber To The Home - FTTH) organizes the access by commercial operators to the last mile of networks rolled-out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between the various operators co-financing the terminal section of networks is classified as a joint operation in accordance with IFRS 11 "Partnerships": Orange only recognizes as an asset its share of the network assets self-built or purchased to other co-financing operators.

The Group has entered into network sharing arrangements with other mobile operators on a reciprocal basis, which may cover passive infrastructure, active equipment or even spectrum. Accordingly, in Poland, the arrangements with Deutsche Telekom have been qualified as a joint operation: the infrastructure and equipment of the access networks recognized as fixed assets are equivalent to the proportionate share of the Group in the assets installed by the Group or Deutsche Telekom, each in their geographical zone.

In some African countries, the Group has also entered into sharing arrangements with TowerCos (companies operating telecom towers). These TowerCos enable mobile operators, including Orange, to share sites, passive infrastructure and related services (by managing the mobile operators’ sites and/or acquiring or building sites). The unit of account and the specific features of each arrangement lead the Group to generally qualify these transactions as a service. The long-term commitments resulting from these arrangements are presented as unrecognized contractual commitments (see Note 14).

Property, plant and equipment held under finance leases

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
	Net book value	Net book value	Net book value
Land and buildings	423	454	484
Networks and terminals	115	53	47
IT Equipment and other	36	21	21
Total	574	528	552

Internal costs capitalized as property, plant and equipment

(in millions of euros)	2018	2017	2016
Labor expenses	460	466	417
Total	460	466	417

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8.5.               Fixed assets payables

(in millions of euros)	2018	2017	2016
Fixed assets payables - in the opening balance	3,656	3,707	3,732
Business related variations	(230)	55	(20)
Changes in the scope of consolidation	0	0	17
Translation adjustment	8	(32)	(90)
Reclassifications and other items	13	(74)	68
Reclassification to assets held for sale	-	-	-
Fixed assets payables - in the closing balance	3,447	3,656	3,707
o/w non-current fixed assets payables	612	610	907
o/w current fixed assets payables	2,835	3,046	2,800

Accounting policies

These payables are generated from trading activities. The payment terms can be over several years in the case of infrastructure roll-out and license acquisition. The payables due in more than 12 months are presented in non-current items. For payables without specified interest rates, they are measured at nominal value if the interest component is immaterial. For interest bearing payables, the measurement is at amortized cost.

Trade payables also include those that the supplier may have sold with or without notifying financial institutions in a direct or reverse factoring arrangement (see Note 5.6).

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 14), net of any prepayment, which are recognized as prepayment on fixed assets.

8.6.               Dismantling provision

The asset dismantling obligations mainly relate to restoration of mobile telephony antenna sites, dismantling of telephone poles, treatment of electrical and electronic equipment waste and dismantling of telephone booths.

(in millions of euros)	2018	2017	2016
Dismantling provision - in the opening balance	789	737	733
Provision reversal with impact on income statement	-	(0)	-
Discounting with impact on income statement	13	11	10
Utilizations without impact on income statement	(15)	(20)	(23)
Changes in provision with impact on assets (1)	(19)	57	19
Changes in the scope of consolidation	-	-	-
Translation adjustment	(3)	4	(2)
Reclassifications and other items	11	-	-
Reclassification to assets held for sale	-	-	-
Dismantling provision - in the closing balance	776	789	737
o/w non-current provision	765	774	716
o/w current provision	11	15	21

(1)  Including in 2018 extinctions of obligations for (66) million euros.                                                                     .

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Accounting policies

The Group is required to dismantle technical equipment and restore technical sites.

When the obligation arises, a dismantlement asset is recognized in compensation for the dismantling provision.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and telephone booths, and on a per-site basis for mobile antennas) incurred by the Group to meet its environmental commitments over the asset dismantling and site restoration planning. The provision is assessed on the basis of the identified costs for the current fiscal year, extrapolated for future years using the best estimate of the commitment settlement. This estimate is revised annually and adjusted where appropriate against the asset to which it relates. The provision is present-discounted at a rate set by geographical area and equal to the average rate of risk-free investments in 15-year State bonds.

In case of extinguishment of the obligation, the provision is reversed in compensation for the net carrying value of the dismantlement asset and of the net carrying value of the underlying assets if the dismantling asset is less than the reversal of the provision.

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

Note 9.      Taxes

9.1.               Operating taxes and levies

9.1.1.             Operating taxes and levies recognized in the income statement

(in millions of euros)	2018	2017	2016
Territorial Economic Contribution, IFER and similar taxes	(820)	(817)	(729)
Spectrum fees	(309)	(304)	(294)
Levies on telecommunication services	(286)	(296)	(319)
Other operating taxes and levies	(425)	(429)	(466)
Total	(1,840)	(1,846)	(1,808)

Although comprising a directly identifiable counterpart, the periodic spectrum fees are presented within the operating taxes and levies as they are set by and paid to the States and Local Authorities.

The breakdown of operating taxes and levies per geographical area is the following:

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9.1.2.             Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Value added tax	953	958	874
Other operating taxes and levies	74	87	44
Operating taxes and levies - receivables	1,027	1,045	918
Value added tax	(647)	(616)	(560)
Territorial Economic Contribution, IFER and similar taxes	(94)	(100)	(115)
Spectrum fees	(29)	(40)	(44)
Levies on telecommunication services	(113)	(97)	(100)
Other operating taxes and levies	(439)	(409)	(422)
Operating taxes and levies - payables	(1,322)	(1,262)	(1,241)
Operating taxes and levies - net	(295)	(217)	(323)

Developments in tax disputes and audits

In the same way as other telecom operators, the Group regularly deals with disagreements concerning the taxation of its network in various countries.

In 2017, Orange Espagne received a notification of a tax adjustment of approximately 55 million euros relating to the Business Activity Tax (BAT) for fiscal years 2013 to 2015. The disagreement concerns the characterization of antennas whose number is taken into account in the calculation basis of the tax amount. Orange Espagne contests the adjustment and considers having strong arguments to justify its assessment. Consequently, this disagreement is treated as a contingent liability. There are no new developments in 2018 that would lead to a modification of the Group’s accounting position.

In addition, Orange Espagne is involved in various tax disputes related to local taxes on mobile services. In May 2016, the Supreme Court of Spain amended its previous ruling and considered admissible some terms and conditions of taxation over mobile telecom operators using the infrastructures located on the local public domain. Since then, some municipalities sent out tax bills in accordance with the ruling of the Supreme Court. In 2018 Orange has re-evaluated the risk in light of the course of the proceedings.

As a reminder, on December 22, 2016, the main Belgian telecom operators and the Walloon government signed an agreement to settle the dispute on the pylon tax which had begun several years before. The agreement stated that the Walloon government would no longer levy any taxes on telecom infrastructures and would also implement a legislative, regulatory and administrative framework designed to facilitate the deployment of those infrastructures. All parties agreed to settle the dispute, which originally began in 2014. The main operators agreed to pay the Walloon government a combined settlement fee of 45 million euros (of which 16 million euros to be paid by Orange Belgium) and also agreed to invest a combined amount of 60 million euros over the following three years on top of their Walloon region investment plans (of which 20 million euros from Orange Belgium).

Changes in operating taxes and levies

(in millions of euros)	2018	2017	2016
Net operating taxes and levies (payables) - in the opening balance	(217)	(323)	(425)
Operating taxes and levies recognized in profit or loss	(1,840)	(1,846)	(1,808)
Operating taxes and levies paid	1,777	1,934	1,897
Changes in the scope of consolidation	(13)	-	(68)
Translation adjustment	(3)	21	78
Reclassifications and other items	1	(3)	3
Reclassifications to assets held for sale	-	-	-
Net operating taxes and levies (payables) - in the closing balance	(295)	(217)	(323)

Accounting policies

VAT (Value Added Tax) receivables and payables correspond to the VAT collected or deductible from the various states. Collections and repayments to states have no impact on the income statement.

In the normal course of business, the Group regularly deals with differences of interpretation of tax law with the tax authorities, which can lead to tax reassessments or tax disputes.

Operating taxes and levies are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

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9.2.               Income tax

9.2.1.             Income tax

(in millions of euros)	2018	2017	2016
Orange SA tax group	(702)	(564)	(434)
- Current tax	(595)	(391)	(318)
- Deferred tax	(107)	(173)	(116)
Spanish tax group	(164)	(55)	(304)
- Current tax	(65)	(46)	(23)
- Deferred tax	(99)	(9)	(281)
Africa & Middle East	(255)	(256)	(173)
- Current tax	(258)	(255)	(241)
- Deferred tax	3	(1)	68
United Kingdom	(66)	(57)	(20)
- Current tax	(66)	(57)	(44)
- Deferred tax	(0)	0	24
Other subsidiaries	(122)	(120)	(20)
- Current tax	(128)	(110)	(118)
- Deferred tax	6	(10)	98
Total Income tax	(1,309)	(1,052)	(951)
- Current tax	(1,112)	(859)	(744)
- Deferred tax	(197)	(193)	(207)

The breakdown of current tax by geographical area or by tax group is the following:

Orange SA tax group

The corporate tax rate applicable for the 2018 fiscal year is 34.43%.

In 2017, the corporate tax rate was 44.43%, following the establishment of an exceptional surtax applicable only to this fiscal year, which led to an additional tax expense of (78) million euros.

In 2016, the corporate tax rate was 34.43%.

Current tax expense

In 2018, the current tax expense reflects the requirement to pay income tax calculated on the basis of 100% of taxable income due to the depletion of tax loss carry forwards on this year.

In 2017 and 2016, the current tax expense reflected the requirement to pay a minimum level of income tax calculated on the basis of 50% of taxable income due to the restriction on the utilization of available tax loss carry forwards.

Deferred tax expense

Deferred taxes are recorded at the tax rate expected at the time of their reversal.

Until 2017, the deferred tax expense mainly arose from the use of tax loss carry forwards.

The 2018 French Finance Act, that passed in late December 2017, reinforced the gradual reduction in the corporate tax rate with an expected tax rate of 25.82% as of 2022 for the tax group.

In 2017, this gradual rate reduction resulted in a (75) million euros decrease in net deferred tax assets recorded on the balance sheet for entities of the Orange SA tax group (of which (44) million euros recorded in income statement and (31) million euros in other comprehensive income).

Developments in tax disputes and audits in France

Tax audits

Orange SA underwent tax audits of fiscal years 2010 to 2014, for which the outcome had no material impact on the Group’s financial statements.

Orange SA is currently undergoing tax audits of fiscal years 2015 to 2016.

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Dispute over the 3% tax on dividends

The Constitutional Court, in its decision of October 6, 2017, recognized as unconstitutional the 3% tax on dividends, confirming the CJEU decision rendered on May 17, 2017. In December 2017, all claims made by Orange SA had been reimbursed by the French tax authority, resulting in a tax income of 304 million euros for the year (of which 270 million euros in principal and 34 million euros in late interests).

Dispute over share of expenses and charges

Orange had filed appeals as to the assigned share of expenses and charges of 5% on dividends received from at least 95% owned EU companies for fiscal years 2008 to 2014.

In 2016, the favorable rulings from the Court of Montreuil relating to fiscal years 2008 to 2014 led to the recognition of a tax income of 190 million euros.

All of the proceedings related to this dispute have been closed.

Disputes in progress concerning fiscal years 2000-2006

In the context of the absorption of Cogecom by Orange SA and pursuant to an adverse ruling by the Court of Montreuil on July 4, 2013 which triggered the payment of the amounts claimed by the Tax authority, Orange SA had to pay in 2013 the remaining balance on principal and late payment interest claimed for a total amount of 2.1 billion euros.

Over the last few years, the main developments in terms of legal proceedings brought before the Versailles Administrative Court of Appeal were the following:

-concerning fiscal year 2000-2004:

-in a ruling given on July 24, 2018, the Administrative Court of Appeal of Versailles upheld the request from Orange. As the Tax administration did not appeal in cassation, this litigation is now closed. The accounting consequences have been taken into account in the consolidated financial statements;

-concerning fiscal years 2005-2006:

-in a ruling of February 18, 2016, the Administrative Court of Appeal of Versailles upheld the judgment of July 4, 2013, despite the contrary conclusions of the appointed Rapporteur. The Group then appealed to the Conseil d’État on April 18, 2016 to rule on the substance of the case,

-in a ruling dated December 5, 2016, the Conseil d’État annulled the February 18, 2016 ruling by the Administrative Court of Appeal of Versailles and remanded the dispute to the same Court, on the grounds argued by the Group, i.e., the principle of intangibility of the opening balance sheet of the earliest fiscal year still subject to audit;

-in a ruling dated July 24, 2018, the Administrative Court of Appeal of Versailles made an adverse decision against Orange, despite the contrary conclusions of the appointed Rapporteur. The Group appealed in cassation to the Conseil d’État which will render the final decision.

A favorable outcome to this dispute would result in a current tax income of 2.1 billion euros, before late interests. While awaiting the new decision from the Conseil d’Etat, this amount is treated as a contingent asset.

Spanish tax group

Current tax expense

The corporate tax rate applicable is 25% and the current income tax expense mainly represents the obligation to pay a minimum level of tax calculated on the basis of 75% of taxable income due to the 25% restriction on the utilization of tax loss carry forwards.

Deferred tax expense

In 2018, a deferred tax charge of 86 million euros has been recorded in order to reflect the negative effect on the recoverable value of deferred tax assets of a strong competitive pressure.

A deferred tax charge of 269 million euros was recognized in 2016 to reflect the impact on the recoverable amount of deferred tax assets recognized through the continuation of the limitation of tax loss carry forwards utilization at 25% for financial years beginning in 2016, unlike the previously approved measures which had set the restriction of tax loss carry forwards utilization at 70% of taxable income from 2017.

Africa & Middle East

The main contributors to the income tax charge are Mali, Senegal, Guinea and Côte d’Ivoire.

In Mali, the corporate tax rate is 30% and the current income tax charge stands at 56 million euros. In Senegal, the corporate tax rate is 30% and the current income tax charge stands at 54 million euros. In Guinea, the corporate tax rate is 35% and the current income tax charge stands at 38 million euros. In Côte d’Ivoire, the corporate tax rate is 30% and the current income tax charge stands at 36 million euros.

United Kingdom

Current tax expense

The current income tax charge primarily reflects the taxation of activities related to Orange’s brand activities. The corporate tax rate sets to 19% since April 1, 2017, and to 20% before.

Deferred tax expense

The 2016 Finance Act adopted on September 15, 2016, included a reduction in the tax rate to 17% starting April 1, 2020. In 2016, deferred tax income of 31 million euros was therefore recognized in order to adjust the deferred tax liability on the Orange brand.

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Group tax proof

(in millions of euros)	Note	2018	2017	2016
Profit before tax of continuing operations		3,467	3,063	1,820
Statutory tax rate in France		34.43%	34.43%	34.43%
Theoretical income tax		(1,194)	(1,055)	(627)
Reconciling items:
Exceptional surtax (1)		-	(78)	-
Impairment of goodwill (2)	7.1	(19)	(7)	(280)
Impairment of BT shares	11.7	(30)	(156)	(256)
Share of profits (losses) of associates and joint ventures		1	2	(16)
Adjustment of prior-year taxes		23	37	23
Recognition/(derecognition) of deferred tax assets		(151)	(27)	(104)
Difference in tax rates (3)		189	92	105
Change in applicable tax rates (4)		(84)	(50)	43
Other reconciling items (5)		(44)	190	161
Effective income tax on continuing operations		(1,309)	(1,052)	(951)
Effective tax rate		37.75%	34.35%	52.28%

(1)  Effect of the exceptional surtax of 30% put in place in France in 2017 which increased the corporate tax rate from 34.43% to 44.43%.

(2)  Reconciliation item calculated based on the tax rate applicable to the parent company of the Group. The difference between the tax rate of the parent company and the local tax rate of subsidiaries is presented below in "Difference in tax rates".

(3)  The Group is present in jurisdictions in which tax rates are different from the French tax rate. This mainly includes the United Kingdom (tax rate of 19% in 2018 and 2017, 20% in 2016), Spain (tax rate of 25%) and Poland (tax rate of 19%).

(4)  Takes into account the remeasurement of the deferred tax due to change of tax rate in tax legislation. It also takes into account the impact of the fact that some deferred tax are booked with a different tax rate than the on-going one.

(5)  Notably includes the non-deductible interests in France, respectively an income tax expense of 78, 80 and 97 million euros in 2018, 2017 and 2016.

         Includes the tax income of 304 million euros resulting from the dispute over the 3% tax on dividends in 2017.

         Includes the tax income of 190 million euros resulting from the dispute over the 5% share of expenses and charges on dividends in 2016.

9.2.2.             Income tax on other comprehensive income

(in millions of euros)	2018		2017		2016
	Gross amount	Deferred tax	Gross amount	Deferred tax	Gross amount	Deferred tax
Actuarial gains and losses on post-employment benefits (1)	45	(6)	16	(23)	(80)	20
Assets available for sale	-	-	23	-	(4)	-
Assets at fair value	(30)	-	-	-	-	-
Cash flow hedges	(67)	18	49	(20)	(364)	123
Net investment hedges	-	-	-	-	65	(22)
Translation adjustment	(7)	-	(176)	26	(1,066)	-
Other comprehensive income of associates and joint ventures	-	-	(9)	-	43	-
Total presented in other comprehensive income	(59)	12	(97)	(17)	(1,406)	121

(1)  In 2017, the deferred tax includes the remeasurement of the deferred tax in France.

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9.2.3.             Tax position in the statement of financial position

(in millions of euros)	December 31, 2018			December 31, 2017			December 31, 2016
	Assets	Liabi- lities	Net	Assets	Liabi- lities	Net	Assets	Liabi- lities	Net
Orange SA tax group
- Current tax	-	438	(438)	-	288	(288)	21	-	21
- Deferred tax (1)	977	-	977	1,059	-	1,059	1,290	-	1,290
Spanish tax group
- Current tax	-	4	(4)	53	-	53	56	-	56
- Deferred tax (2)	50	-	50	149	-	149	157	-	157
Africa & Middle East
- Current tax	32	182	(150)	25	189	(164)	42	197	(155)
- Deferred tax	84	42	42	99	54	45	102	95	7
United Kingdom
- Current tax	-	34	(34)	-	22	(22)	-	22	(22)
- Deferred tax (3)	-	531	(531)	-	531	(531)	-	531	(531)
Other subsidiaries
- Current tax	87	97	(10)	54	97	(43)	51	119	(68)
- Deferred tax	255	58	197	279	70	209	298	80	218
Total
- Current tax	119	755	(636)	132	596	(464)	170	338	(168)
- Deferred tax	1,366	631	735	1,586	655	931	1,847	706	1,141

(1)  Mainly include deferred tax assets on employee benefits.

(2)  The recognized deferred tax assets are partially offset by the deferred tax liabilities on the goodwill which is tax deductible.

(3)  Mainly deferred tax liabilities on the Orange brand.

Change in net current tax

(in millions of euros)	2018	2017	2016
Net current tax assets/(liabilities) - in the opening balance	(464)	(168)	(271)
Cash tax payments (1)	928	583	906
Change in income statement (2)	(1,116)	(859)	(772)
Change in other comprehensive income	-	-	-
Change in retained earnings (3)	0	(11)	(38)
Changes in the scope of consolidation	19	(0)	-
Translation adjustment	(3)	5	6
Reclassification and other items	(0)	(14)	1
Reclassification to assets held for sale	-	-	-
Net current tax assets/(liabilities) - in the closing balance	(636)	(464)	(168)

(1)  Included in 2017 the reimbursement of 304 million euros due to the dispute of the 3% tax on dividends.

(2)  Of which (4) million euros in consolidated net income of discontinued operations in 2018 (0 million euros in 2017 and (28) million euros in 2016).

(3)  Mainly correspond to the tax effect relating to the remeasurement of the portion of subordinated notes denominated in foreign currency.

Change in net deferred tax

(in millions of euros)	2018	2017	2016
Net deferred tax assets - in the opening balance	931	1,141	1,213
Change in income statement (1)	(197)	(210)	(213)
Change in other comprehensive income	12	(17)	121
Change in retained earnings (2)	-	(8)	(38)
Change in the scope of consolidation	(10)	0	(18)
Translation adjustment	(7)	11	75
Reclassification and other items	6	14	1
Reclassification to assets held for sale	-	-	-
Net deferred tax assets - in the closing balance	735	931	1,141

(1)  Of which 0 million euros in consolidated net income of discontinued operations in 2018 ((17) million euros in 2017 and (6) million euros in 2016).

(2)  Mainly correspond to the tax effect relating to the remeasurement of the portion of subordinated notes denominated in foreign currency.

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Deferred tax assets and liabilities by type

(in millions of euros)	December 31, 2018			December 31, 2017			December 31, 2016
	Assets	Liabi- lities	Income state- ment	Assets	Liabi- lities	Income state- ment	Assets	Liabi- lities	Income state- ment
Provisions for employee benefit obligations	833	-	(25)	842	-	(132)	995	-	(69)
Fixed assets	721	1,123	(26)	790	1,139	(38)	821	1,157	95
Tax losses carryforward	3,914	-	(105)	4,011	-	(456)	4,436	-	(231)
Other temporary differences	1,245	1,146	(42)	1,538	1,407	(34)	1,600	1,410	54
Deferred tax	6,713	2,269	(198)	7,181	2,546	(660)	7,852	2,567	(151)
Depreciation of deferred tax assets	(3,709)	-	1	(3,704)	-	450	(4,144)	-	(62)
Netting	(1,638)	(1,638)	-	(1,891)	(1,891)	-	(1,861)	(1,861)	-
Total	1,366	631	(197)	1,586	655	(210)	1,847	706	(213)

As at December 31, 2018, the tax loss carry forwards mainly relate to Spain and Belgium, all of the tax loss carry forwards in France were used over 2018.

As at December 31, 2018, the unrecognized deferred tax assets mainly relate to Spain for 2.0 billion euros and Belgium (Belgian subsidiaries other than Orange Belgium) for 0.7 billion euros, and mostly include tax losses that can be carried forward indefinitely. In Spain, tax loss carry forwards for which a deferred tax asset has been recognized are expected to be fully utilized by 2023, unless affected by changes in tax rules and changes in business projections. The deferred tax assets recognized for Spain arise to 0.4 billion euros on December 31, 2018.

Most of the other tax loss carry forwards for which no deferred tax assets were recognized will expire beyond 2023.

Accounting policies

Current income tax and deferred tax are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets and liabilities recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Deferred taxes are recognized for all temporary differences between the carrying values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

-    the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

-    it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by the Group.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carry forwards. The recoverability of the deferred tax assets is assessed in the light of the business plans used for impairment testing. This plan may be adjusted for any tax specificities.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

-    entities cannot assess the probability of the tax loss carry forwards being set off against future taxable profits, due to the horizon for forecasts based on business plans used for impairment testing and uncertainties as to the economic environment;

-    entities have not yet begun to use the tax loss carry forwards;

-    entities do not expect to use the losses within the timeframe allowed by tax regulations;

-    it is estimated that tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

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Note 10.    Interests in associates and joint ventures

The interests in associates and joint ventures included the activities of Orange as an operator in various African and Middle Eastern countries, including in particular Tunisia and Mauritius.

(in millions of euros)	2018	2017	2016
Interests in associates - in the opening balance	77	130	162
Dividends	(3)	-	-
Share of profits (losses)	3	6	20
Impairment	-	-	(66)
Change in components of other comprehensive income	-	(9)	(0)
Changes in the scope of consolidation	(1)	(3)	(2)
Translation adjustment	5	(2)	3
Reclassifications and other items	23	(45)	13
Reclassification as held for sale	-	-	-
Interests in associates - in the closing balance	104	77	130

Changes in other comprehensive income of associates and joint ventures (excluding "assets held-for-sale") are presented below:

(in millions of euros)	2018	2017	2016
Profit (loss) recognized in other comprehensive income during the period	-	(9)	-
Reclassification to net income for the period	-	-	-
Other comprehensive income of associates and joint venture - continuing operations	-	(9)	-

The unrecognized contractual commitments entered into by the Group relating to the interests in associates and joint ventures are described in Note 14.

The operations performed between the Group and the interests in associates and joint ventures are reflected as follow in Orange’s consolidated financial statements:

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Assets
Non-current financial assets	(0)	2	-
Trade receivables	31	30	55
Current financial assets	(1)	(2)	(1)
Other current assets	0	0	-
Liabilities
Current liabilities	7	4	7
Trade payables	9	8	15
Other current liabilities	0	-	1
Deferred income	-	-	45
Income statement
Revenue	13	15	19
Other operating income	8	18	35
External purchases and other operating expenses	(66)	(57)	(67)
Finance cost, net	0	0	1
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Accounting policies

The carrying amount accounted for under the equity method corresponds to the initial acquisition cost increased to recognize the share of the profit or loss in the period. If an associate incurs losses and the carrying amount of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and when there is objective evidence of impairment, for instance a decrease in the quoted price when the investee is listed, significant financial difficulty of the entity, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect on the entity.

An impairment loss is recorded when the recoverable amount is lower than the carrying amount, the recoverable amount being the higher of the value in use and the fair value less costs to sell. The unit of account is the whole investment. Any impairment is recognized as "Share of profits (losses) of associates and joint ventures". Impairment losses shall be reversed once the recoverable amount exceeds the carrying amount.

Note 11.    Financial assets, liabilities and financial results (excluding Orange Bank)

11.1.             Financial assets and liabilities of telecom activities

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Note 11 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 15 concerns the activities of Orange Bank with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles (i) the assets and liabilities for each of these two areas (intra-group transactions between telecom activities and Orange Bank are not eliminated) with (ii) the consolidated statement of financial position at December 31, 2018.

(in millions of euros)	Orange consolidated financial statements	O/w telecom activities	Note	O/w Orange Bank	Note	O/w eliminations telecom activities / bank
Non-current financial assets related to Orange Bank activities	1,617	-		1,617	15.1.1	-
Non-current financial assets	2,282	2,309	11.7	-		(27) (1)
Non-current derivatives assets	263	263	11.8	-	15.1.3	-
Current financial assets related to Orange Bank activities	3,075	-		3,075	15.1.1	-
Current financial assets	2,748	2,748	11.7	-		-
Current derivatives assets	139	122	11.8	17	15.1.3	-
Cash and cash equivalents	5,634	5,081		553		-
Non-current financial liabilities related to Orange Bank activities	0	-		27	15.1.2	(27) (1)
Non-current financial liabilities	26,749	26,749	11.3	-		-
Non-current derivatives liabilities	775	712	11.8	63	15.1.3	-
Current financial liabilities related to Orange Bank liabilities	4,835	-		4,835	15.1.2	-
Current financial liabilities	7,270	7,270	11.3	-		-
Current derivatives liabilities	133	133	11.8	-	15.1.3	-

(1)  Loan granted by Orange SA to Orange Bank.

11.2.             Profits and losses related to financial assets and liabilities

The cost of net financial debt consists of profits and losses related to the components of net financial debt (described in Note 11.3) during the period.

Foreign exchange gains and losses related to the components of net financial debt correspond mainly to the revaluation in euros of bonds denominated in foreign currencies (Note 11.5) as well as to the symmetrical revaluation of related hedges.

The net foreign exchange financial loss mostly reflects the effect of revaluation of the economic hedges of foreign exchange risk on notional amounts of subordinated notes denominated in pounds sterling and recognized in equity at their historical value (see Note 13.4).

Other financial expenses mainly reflect the impact of the Group’s investment in BT shares for (51) million euros corresponding to the impairment loss, net of the foreign exchange hedge and of the 2018 income related to BT dividends, compared to (372) million euros in 2017 and (533) million euros in 2016 (see Note 11.7).

Finally, other comprehensive income includes the revaluation of financial assets at fair value through other comprehensive income (Note 11.7) and cash flow hedges (Note 11.8.2).

Other gains and losses related to financial assets and liabilities are recognized in the operating income (foreign exchange gains and losses on trade receivables, trade payables and the associated hedging derivatives) for 3 million euros in 2018, versus (13) million euros in 2017 and (35) million euros in 2016.

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(in millions of euros)	Finance costs, net						Other compre- hensive income
	Cost of gross financial debt	Gains (losses) on assets contri- buting to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses (1)	Finance costs, net	Reserves
2018
Financial assets	-	9	9	(17)	16		(22)
Financial liabilities	(1,395)	-	(1,395)	(353)	-		-
Derivatives	54	-	54	366	-		(67)
Discounting expense	-	-	-	-	(42)		-
Total	(1,341)	9	(1,332)	(4)	(26)	(1,362)	(89)
2017
Financial assets	-	11	11	(54)	(346)		20
Financial liabilities	(1,357)	-	(1,357)	1,217	-		-
Derivatives	83	-	83	(1,226)	-		49
Discounting expense	-	-	-	-	(43)		-
Total	(1,274)	11	(1,263)	(63)	(389)	(1,715)	69
2016
Financial assets	-	23	23	(334)	(509)		(4)
Financial liabilities	(1,468)	-	(1,468)	130	-		61 (2)
Derivatives	61	-	61	55	-		(361)
Discounting expense	-	-	-	-	(55)		-
Total	(1,407)	23	(1,384)	(149)	(564)	(2,097)	(304)

(1)  Include effects related to the investment in BT for (51) million euros in 2018, (372) million euros in 2017 and (533) million euros in 2016.

(2)  Bonds designated as net investment hedge.

11.3.             Net financial debt

Net financial debt is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute to an analysis of all the Group’s assets and liabilities.

Net financial debt as defined and used by Orange does not include Orange Bank activities, for which this concept is not relevant.

It consists of (a) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value.

Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge (among other) items that are not included in it, such as future cash flows. Effects of these hedges are carried in other comprehensive income. As a consequence, the portion of these components related to unmatured hedging instruments is added to gross financial debt to offset this temporary difference.

Orange - 2018 Registration Document 204[Back to contents]

(in millions of euros)	Note	December 31, 2018	December 31, 2017	December 31, 2016
TDIRA	11.4	822	1,234	1,212
Bonds	11.5	27,070	25,703	27,370
Bank loans and from development organizations and multilateral lending institutions	11.6	3,664	2,961	2,710
Finance lease liabilities		584	571	622
Cash collateral received	12.5	82	21	541
NEU Commercial Papers (1)		1,116	1,358	542
Bank overdrafts		318	193	278
Other financial liabilities		363	434	250
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt		34,019	32,475	33,525
Current and non-current Derivatives (liabilities)	11.1	845	963	561
Current and non-current Derivatives (assets)	11.1	(385)	(234)	(960)
Other comprehensive income components related to unmatured hedging instruments		(721)	(686)	(763)
Gross financial debt after derivatives (a)		33,758	32,518	32,363
Cash collateral paid (2)	11.7	(553)	(695)	(77)
Investments at fair value (3)	11.7	(2,683)	(2,647)	(1,576)
Cash equivalents	11.1	(2,523)	(3,166)	(3,942)
Cash	11.1	(2,558)	(2,167) (4)	(2,324)
Assets included in the calculation of net financial debt (b)		(8,317)	(8,675)	(7,919)
Net financial debt (a) + (b)		25,441	23,843	24,444

(1)  Negotiable European Commercial Papers (formerly called "commercial papers").

(2)  Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

(3)  Only investments at fair value, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt (Note 11.7).

(4)  As at December 31, 2017, the amount does not take into account the effect of the escrowed amount of approximatively 346 million euros in February 2018 related to the Digicel litigation (see Note 16.1).

Debt maturity schedules are presented in Note 12.3.

Changes in financial assets or financial liabilities whose cash flows are disclosed in financing activities in the cash-flow statement are the following (see Note 1.6):

(in millions of euros)	December 31, 2017	Cash flows	Other changes with no impact on cash flows from financing activities			December 31, 2018
			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	1,234	(443)	-	-	31	822
Bonds	25,703	1,136	5	321	(95) (1)	27,070
Bank loans and from development organizations and multilateral lending institutions	2,961	613	14	20	56	3,664
Finance lease liabilities	571	(123)	2	(1)	135	584
Cash collateral received	21	61	-	-	-	82
NEU Commercial Papers	1,358	(243)	-	(0)	1	1,116
Bank overdrafts	193	82	38	5	-	318
Other financial liabilities	434	(153)	135	8	(61)	363
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	32,475	930	194	353	67	34,019
Net derivatives	729	8	-	(339)	62	460
Cash collateral paid	(695)	140	-	-	-	(555)
Cash flows from financing activities		1,078

(1)  Mainly accrued interests.

Orange - 2018 Registration Document 205[Back to contents]

(in millions of euros)	December 31, 2016	Cash flows	Other changes with no impact on cash flows from financing activities			December 31, 2017
			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	1,212	-	-	-	22	1,234
Bonds	27,370	(460)	-	(1,104)	(103) (1)	25,703
Bank loans and from development organizations and multilateral lending institutions	2,710	294	-	(54)	11	2,961
Finance lease liabilities	622	(96)	-	-	45	571
Cash collateral received	541	(520)	-	-	-	21
NEU Commercial Papers	542	818	-	(2)	-	1,358
Bank overdrafts	278	(66)	-	(19)	-	193
Other financial liabilities	250	196	-	(21)	9	434
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	33,525	166	-	(1,200)	(16)	32,475
Net derivatives	(399)	(66)	-	1,183	11	729
Cash collateral paid	(77)	(618)	-	-	-	(695)
Cash flows from financing activities		(518)

 (1)   Mainly accrued interests.

Net financial debt by currency

The net financial debt by currency is presented in the table below, after foreign exchange effects of hedging derivatives (excluding instruments set up to hedge operational items).

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other	Total
Gross financial debt after derivatives	21,204	7,550	2,748	55	269	87	508	1,337	33,758
Financial assets included in the calculation of net financial debt	(7,149)	(77)	(3)	(118)	(6)	(44)	(105)	(815)	(8,317)
Net debt by currency before effect of foreign exchange derivatives (1)	14,055	7,473	2,745	(63)	263	43	403	522	25,441
Effect of foreign exchange derivatives	9,892	(7,656)	(3,645)	1,657	-	-	-	(248)	-
Net financial debt by currency after effect of foreign exchange derivatives	23,947	(183)	(900)	1,594	263	43	403	274	25,441

(1)  Including the market value of derivatives in local currency.

Analysis of external net financial debt by entity

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Orange SA	23,896	22,501	23,154
FT IMMO H	404	482	536
Médi Telecom	403	390	423
Orange Egypt	188	107	309
Orange Espagne	136	113	169
Other	414	250	(147)
Net financial debt	25,441	23,843	24,444

Orange - 2018 Registration Document 206[Back to contents]

Accounting policies

Cash and cash equivalents

The Group classifies investments as cash equivalent in the statement of financial position and statement of cash flows when they comply with the conditions of IAS 7 (see cash management detailed in Notes 12.3 and 12.5):

-    held in order to face short-term cash commitments; and

-    short term and highly liquid assets at acquisition date, readily convertible into known amount of cash and not exposed to any material risk of change in value.

Bonds, bank loans and loans from multilateral lending institutions

Among financial liabilities, only the bond of 25 million euros maturing in 2020 and any commitments to redeem non-controlling interests are recognized at fair value in profit or loss.

Borrowings are recognized upon origination at the discounted value of the sums to be paid and subsequently measured at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, using the effective interest rate method.

Some financial liabilities at amortized cost, mainly borrowings, are subject to hedging. This relates mostly to borrowings hedged against the exposure of their future cash flows to foreign exchange risk (cash flow hedge).

11.4.             TDIRA

The perpetual bonds redeemable for shares (TDIRAs) with a par value of 14,100 euros are listed on Euronext Paris. Their issue was described in a securities note approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed Autorité des marchés financiers (French Financial Markets Authority)) on February 24, 2003. Taking into account redemptions made since their issue, including redemption of 31,417 securities in December 2018 for a nominal amount of 443 million euros, only 57,981 TDIRA remain in circulation for an overall nominal amount of 818 million euros.

The TDIRAs are redeemable in new Orange SA shares, at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 582.5561 shares to one TDIRA (i.e., conversion price of 24.204 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRAs has been the three-month Euribor +2.5%.

The TDIRA are subject to split accounting between equity and liabilities. For the securities outstanding on December 31, 2018, the "equity" component before deferred tax stood at 196 million euros.

The amounts recognized for the TDIRA in the financial statements are as follows:

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Number of securities	57,981	89,398	89,398
Equity component before deferred taxes	196	303	303
Debt component	822	1,234	1,212
o/w accrued interests not yet due	4	7	7
Paid interest	27	27	30

Accounting policies

Some Group financial instruments include both a liability component and an equity component. This relates to perpetual bonds redeemable for shares (TDIRA). On initial recognition, the liability component is measured at its market value, corresponding to the value of the contractually determined future cash flows discounted at the market rate applied at the date of issue to comparable instruments providing substantially the same conditions, but without the option to convert or redeem in shares. This liability component is subsequently recognized at amortized cost.

The carrying amount of the equity component is determined at inception by deducting the fair value of the financial liability from the notional value of the instrument. This does not change throughout the life of the instrument.

Orange - 2018 Registration Document 207[Back to contents]

11.5.             Bonds

Unmatured bonds at December 31, 2018 were all issued by Orange SA, with the exception of one commitment (in two tranches, one with fixed-rate coupon and the other with variable) denominated in Moroccan dirhams and held by Médi Telecom.

As at December 31, 2018 bonds issued by the Group were redeemable at maturity, and no specific guarantee has been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

Bonds or new tranches issued during fiscal year 2018 are shown in bold.

Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	Oustanding amount (in millions of euros)
				December 31, 2018	December 31, 2017	December 31, 2016
Bonds matured before December 31, 2018				3,131	5,457
EUR	750	January 23, 2019	4.125	750	750	750
JPY	7,500	January 24, 2019	1.41625	60	56	61
USD	750	February 6, 2019	2.75	655	625	712
USD	1,250	July 8, 2019	5.375	1,092	1,042	1,186
EUR	750	October 2, 2019	1.875	750	750	750
USD	1,250	November 3, 2019	1.625	1,092	1,042	1,186
EUR	25	February 10, 2020	4.2	25	25	25
EUR (1)	25	February 10, 2020	10Y CMS + 0.80	25	25	25
EUR	1,000	April 9, 2020	3.875	1,000	1,000	1,000
GBP	450	November 10, 2020	7.25	266	268	278
EUR	1,250	January 14, 2021	3.875	1,250	1,250	1,250
GBP (2)	517	June 27, 2021	0.375	578	583	-
USD	1,000	September 14, 2021	4.125	873	834	949
EUR	255	October 13, 2021	10Y CMS + 0.69	255	255	255
EUR	272	December 21, 2021	10Y TEC + 0.50	272	272	272
EUR	1,000	June 15, 2022	3.000	1,000	1,000	1,000
EUR	500	September 16, 2022	3.375	500	500	500
EUR	500	March 1, 2023	2.5	500	500	500
EUR	750	September 11, 2023	0.75	750	750	-
HKD	700	October 6, 2023	3.23	78	75	86
HKD	410	December 22, 2023	3.55	46	44	50
EUR	650	January 9, 2024	3.125	650	650	650
EUR	750	May 12, 2025	1.000	750	750	750
EUR	800	September 12, 2025	1.000	800	-	-
NOK	500	September 17, 2025	3.35	50	51	55
GBP	350	December 5, 2025	5.25	293	296	306
MAD(3)	1,090	December 18, 2025	3.97	100	-	-
MAD(3)	720	December 18, 2025	1Y BDT + 1.00(4)	66	-	-
EUR	75	November 30, 2026	4.125	75	75	75
EUR	750	February 3, 2027	0.875	750	750	750
EUR	500	September 9, 2027	1.5	500	500	-
EUR	1,000	March 20, 2028	1.375	1,000	-	-
EUR	50	April 11, 2028	3.22	50	50	50
NOK	800	July 24, 2028	2.955	80	-	-
GBP	500	November 20, 2028	8.125	559	564	584
EUR	150	April 11, 2029	3.3	150	150	150
EUR	1,000	January 16, 2030	1.375	1,000	-	-
EUR	1,200	September 12, 2030	1.875	1,200	-	-
EUR	105	September 17, 2030	2.6	105	105	105

(1)  Bond measured at fair value through profit or loss.

(2)  Exchangeable bonds in BT shares (see below).

(3)  Bonds issued by Médi Telecom.

(4)  Bonds bearing interests at 52 weeks Moroccan treasury bonds rate + 100 basis points (3.45% until November 2019).

Orange - 2018 Registration Document 208[Back to contents]

Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate ( %)	Oustanding amount (in millions of euros)
				December 31, 2018	December 31, 2017	December 31, 2016
EUR	100	November 6, 2030	1.628 (5)	100	100	100
USD	2,500	March 1, 2031	9.000 (6)	2,150	2,052	2,335
EUR	50	December 5, 2031	4.300 (zero coupon)	67	64	61
EUR	50	December 8, 2031	4.350 (zero coupon)	67	65	62
EUR	50	January 5, 2032	4.450 (zero coupon)	65	62	59
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
EUR	55	September 30, 2033	3.75	55	55	55
GBP	500	January 23, 2034	5.625	559	564	584
EUR	50	April 16, 2038	3.5	50	50	50
USD	900	January 13, 2042	5.375	786	750	855
USD	850	February 6, 2044	5.5	742	709	807
GBP	500	November 22, 2050	5.375	559	564	585
Oustanding amount of bonds	26,695	25,253	26,820
Accrued interest				527	550	640
Amortized cost				(152)	(100)	(90)
Total				27,070	25,703	27,370

(5)  Bond bearing interests at a fixe rate of 2% until 2017 and then at CMS 10 years x 166% (1.628% until November 2019). The variable rate is floored at 0% and capped at 4% until 2023 and at 5% beyond.

(6)  Bond with a Step-up clause (clause that triggers a change in interest payments of Orange’s credit rating from the rating agencies changes). See Note 12.3.

As a reminder, on June 27, 2017 the Group issued bonds exchangeable into BT shares for a notional amount of 517 million pounds sterling (585 million euros at the ECB daily reference rate), bearing a coupon of 0.375% and having an underlying 133 million of BT shares based on a reference price of 2.88 pounds sterling per share. The Bonds mature in June 2021 and have been redeemable on demand by investors since August 7, 2017 in cash, in BT stock or in a combination of the two, at the choice of Orange. The amount redeemed will equal the par value plus any improvement in BT stock beyond 3.89 pounds sterling per share (or 135% of the reference price).

11.6.             Loans from development organizations and multilateral lending institutions

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Sonatel	343	289	176
Médi Telecom	335	385	177
Orange Côte d’Ivoire	225	275	118
Orange Egypt	210	183	302
Orange Mali	200	64	19
Orange Cameroon	105	101	112
Other	156	176	143
Bank loans	1,574	1,473	1,047
Orange SA	2,023(1)	1,388	1,530
Orange Espagne	67	100	133
Loans from development organizations and multilateral lending institutions(2)	2,090	1,488	1,663
Total	3,664	2,961	2,710

(1)  Orange SA negotiated in June 2018 two loans with the European Investment bank for a total notional of 650 million euros maturing in 2025.

(2)  Primarily the European Investment Bank.

Orange - 2018 Registration Document 209[Back to contents]

11.7.             Financial assets

After application of IFRS 9 on January 1st, 2018, the financial assets break down as follows:

(in millions of euros)	December 31, 2018			January 1, 2018 (1)
	Non-current	Current	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	254	-	254	208
Investments securities	254	-	254	208
Financial assets at fair value through profit or loss	1,358	2,683	4,041	4,347
Investments at fair value	-	2,683	2,683	2,647
o/w negotiable debt securities (2)	-	2,679	2,679	2,498
o/w other	-	4	4	149 (3)
Investments securities	805	-	805	1,005
Cash collateral paid (4)	553	-	553	695
Financial assets at amortized cost	697	65	762	405
Receivables related to investments	41(5)	14	55	46
Other	656(6)	51	707	359
Total financial assets	2,309	2,748	5,057	4,960

(1)  Figures have been adjusted after IFRS 9 application (see Note 2.3).

(2)  NEU Commercial Papers only.

(3)  OAT bonds (repurchase agreement with Orange Bank).

(4)  See Note 12.5.

(5)  Including loan from Orange SA to Orange Bank for 27 million euros.

(6)  Including the escrowed amount of 346 million euros related to the Digicel litigation (see Note 16.1).

For the periods 2017 and 2016, for which the IFRS 9 standard was not applied as authorized by the standard, the financial assets broke down as follows:

(in millions of euros)	December 31, 2017	December 31, 2016
Assets available for sale
Equity securities	1,067	1,878
Financial assets at fair value
Investments at fair value	2,647	1,576
o/w negotiable debt securities	2,498	1,576
o/w others	149 (1)	-
Equity securities measured at fair value	146	80
Cash collateral paid	695	77
Other financial assets
Receivables related to investments	46 (2)	47
Other	359	344
Total	4,960	4,002

(1)  OAT bonds (repurchase agreement with Orange Bank).

(2)  Including loan from Orange SA to Orange Bank for 27 million euros.

Investment securities

Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss

(in millions of euros)	2018
Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss - in the opening balance	208
Acquisitions	75
Changes in fair value	(22)
Sales	(7)
Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss - in the closing balance	254

At the end of December 2018, investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss included numerous shares in companies held by investment funds.

Orange - 2018 Registration Document 210[Back to contents]

Investment securities measured at fair value through profit or loss

(in millions of euros)	2018
Investment securities measured at fair value through profit or loss - in the opening balance	1,005
Changes in fair value	(101)
Sale of BT shares	(53)
Other movements	(46)
Investment securities measured at fair value through profit or loss - in the closing balance	805

At the end of December 2018, investment securities measured at fair value through profit or loss mainly concerns BT securities.

For the periods 2017 and 2016, for which IFRS 9 was not applied as authorized, the change in investment securities broke down as follows:

(in millions of euros)	2017	2016
Investment securities - in the opening balance	1,878	144
BT shares received as remuneration for the disposal of EE	-	2,462
Sale of one third of BT shares	(570)	-
Impairment of BT shares maintained excluding effect of FX risk hedge (1)	(325)	(753)
Changes in fair value	20	1
Other movements	64	24
Investment securities - in the closing balance	1,067	1,878

(1)  As at December 31, 2017, the Group maintained 266 million of BT shares, whose fair value amounts to 814 million euros against 1,139 million euros at December 31, 2016. The fair value of the total of BT shares held amounted to 1,709 million euros at December 31, 2016.

BT shares

On January 29, 2016, following the disposal of EE, Orange received 4% of the equity in BT Group Plc (BT), or about 399 million shares for the equivalent of 2,462 million euros (converted at the ECB fixing of pound sterling against euro on January 28, therefore 0.76228).

In 2017, the Orange Group sold a third of its investment or 133 million shares for a net amount of 433 million euros (converted at the ECB reference rate of June 22, 2017, the settlement/delivery date, of 0.88168). At December 31, 2016, the fair value of these shares amounted to 570 million euros. The related effect of these shares on profit and loss was (126) million euros, including 11 million euros from the foreign exchange hedge.

In 2018, the Orange Group sold 18 million shares for a net amount of 53 million euros. As at December 31, 2017, the fair value of these shares amounted to 55 million euros. The effect in profit or loss in 2018 related to securities sold stood at (2) million euros. These securities were not subject to exchange-rate hedging.

As at December 31, 2018, Orange maintains 2.49% of the share capital of BT, whose fair value amounts to 659 million euros (last quoted price on December 31, 2018 or 2.381 pounds per share converted at the ECB daily reference rate of 0.89453), as compared to 759 million euros at the end of 2017. The change in fair value of the BT securities represents a loss of (93) million euros, after a foreign exchange hedging effect of 6 million euros.

The effect of the investment in BT on consolidated net finance costs is given below:

(in millions of euros)	2018	2017	2016
Fair value variation of remaining BT shares before hedge of FX risk	(99)	(303)	(468)
Foreign exchange hedging effect	6	32	151
Impact of 2017 sale	-	(126)	(251)
Impact of 2018 sales	(2)	(22)	(34)
Dividends received	44	47	69
Effect in the consolidated financial net income of the investment in BT	(51)	(372)	(533)
Orange - 2018 Registration Document 211[Back to contents]

Accounting policies

Financial assets

-    Financial assets at fair value through profit or loss (FVR)

Certain investment securities which are not consolidated or equity-accounted, and cash investments such as negotiable debt securities, deposits and mutual funds (UCITS), that are compliant with the Group’s risk management policy or investment strategy, may be designated by Orange as being recognized at fair value through profit or loss. These assets are recognized at fair value at inception and subsequently. All changes in fair value are recorded in net financial expenses.

-    Financial assets at fair value through other comprehensive income that may not be reclassified to profit or loss (FVOCI)

Investment securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that may not be reclassified to profit or loss. They are recognized at fair value at inception and subsequently. Temporary changes in value and gains (losses) on disposals are recorded in other comprehensive income that may not be reclassified to profit/loss.

-    Financial assets at amortized cost (AC)

This category mainly includes loans and receivables. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset carrying amount is higher than its recoverable amount. For trade receivables, the provisioning system also covers expected losses.

As a reminder, before the application of IFRS 9, the accounting policies related to financial assets were as follows:

Assets available for sale

The Group’s assets available for sale mainly consist of investment securities, which are not consolidated and not accounted for using the equity method, and marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets. They are recognized at fair value at inception and subsequently.

Temporary changes in value are recorded as "Gains (losses) on assets available for sale" within other comprehensive income.

When there is an objective evidence of impairment on available-for-sale assets or a decrease in fair value by at least one-third or over two consecutive semesters, the cumulative impairment loss included in other comprehensive income is definitely reclassified from equity to profit or loss within net financial expenses.

Financial assets at fair value through profit or loss

The Group can designate at fair value at inception financial investments such as negotiable debt securities, deposits and mutual funds (UCITS), that are compliant with the Group’s risk management policy or investment strategy (see Note 12.3). They are recognized at fair value at inception and subsequently. All changes in fair value are recorded in net financial expenses.

Other financial assets

This category mainly includes loans and receivables. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset carrying amount is higher than its recoverable amount.

Orange - 2018 Registration Document 212[Back to contents]

11.8.             Derivatives instruments

11.8.1.           Market value of derivatives

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
	Net	Net	Net
Hedging derivatives	(162)	(447)	527
Cash flow hedge derivatives	(160)	(447)	553
Fair value hedge derivatives	(2)	(0)	(26)
Derivatives held for trading (1)	(298)	(282)	(128)
Net derivatives(2)	(460)	(729)	399

(1)  Mainly due to the foreign exchange effects of the economic hedges against the revaluation of subordinated notes denominated in pounds sterling (equity instruments recognized at their historical value - see Note 13.4) for (246) million euros in 2018, (203) million euros in 2017 and (152) million euros in 2016.

(2)  Of which foreign exchange effects of the cross currency swaps (classified as hedging or held for trading) hedging foreign exchange risk on gross debt notional for 512 million euros in 2018, 125 million euros in 2017 and 1,254 million euros in 2016. The foreign exchange effects of the cross currency swaps is the difference between the notional converted at the closing rate and its notional converted at the opening rate (or at the trading day spot rate in case of new instrument).

The risks hedged by these derivative instruments are described in Note 12. These derivatives are associated with cash-collateral agreements, the effects of which are described in Note 12.5.

Accounting policies

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IFRS 9 (hedging instruments versus trading instruments).

Derivatives are classified as a separate line item in the statement of financial position.

Trading derivatives are non-qualified economic hedges. Changes in the value of these instruments are recognized directly in profit and loss.

Hedge accounting is applicable when:

-    at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

-    the effectiveness of the hedge is demonstrated at inception and it is expected to continue in subsequent periods: i.e. at inception and throughout its duration, the company expects changes in the fair value of the hedged element to be almost fully offset by changes in the fair value of the hedged instrument.

There are three types of hedge accounting:

-    the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and which could affect profit or loss.

The hedged portion of these items is re-measured at fair value in the statement of financial position. Change in this fair value is booked in the income statement and offset by symmetrical changes in the fair value hedging of financial hedging instruments up to the limit of the hedge effectiveness;

-    the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and which could affect profit or loss.

As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item (financial asset or liability) affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost;

-    the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss upon the disposal of the net investment.

For transactions qualified as fair value hedges and economic hedges, the foreign exchange impact of changes in the fair value of derivatives is booked in operating income when the underlying hedged item results from operational transactions and in net finance costs when the underlying hedged item is a financial asset or liability.

Hedge accounting can be terminated when the hedged item is no longer recognized, i.e. when the Group voluntarily revokes the designation of the hedging relationship or when the hedging instrument is terminated or exercised. The accounting consequences are as follows:

-    fair value hedge: at the hedge accounting termination date, the adjustment of the fair value of the liability is amortized using an effective interest rate recalculated at this date;

-    cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized. In all other cases, amounts are reclassified in profit or loss, on a straight basis, throughout the remaining life of the original hedging relationship.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

Concerning the effects of the Foreign Currency Basis Spread, cross currency swaps designated as cash flow hedges, the Group has chosen to designate them as costs of hedge. This option enables recognizing these effects in comprehensive income and amortizing the cost of the Basis Spread to profit/loss over the period of the hedge.

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11.8.2.           Cash flow hedges

The Group’s cash flow hedges main goal is to neutralize foreign exchange risk on future cash flows (notional, coupons) or switch floating-rate debt to fixed-rate debt.

The main hedges unmatured at December 31, 2018, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk
Hedging instruments	(160)	Cross currency swap	Forward FX swap Option	Interest rate swap

Carrying amount - asset	353	351	2	-
Carrying amount - liability	(513)	(479)	(0)	(34)
Change in cash flow hedge reserve	(67)	(83)	(7)	23
Gain (loss) recognized in other comprehensive income	(53)	(45)	(15)	7
Reclassification in financial result	(22)	(38)	-	16
Reclassification in operating income	(1)	-	(1)	-
Reclassification in initial carrying amount of hedged item	9	-	9	-
Cash flow hedge reserve	(267)	(245)	3	(25)
o/w related to unmatured hedging instruments	(721)	(696)	3	(28)
o/w related to discontinued hedges	454	451	0	3
Hedged item		Bonds and credit line	Purchases of handsets and equipment	Bonds and Leasing

Balance sheet item		Current and non current	Property, plant and equipment financial liabilities	Current and non current financial liabilities

The ineffective portion of cash flow hedges recognized in net income is not significant during the periods presented.

The change in the cash flow hedge reserve in 2017 and 2016 was analyzed as follows:

(in millions of euros)	2017	2016
Gain (loss) recognized in other comprehensive income during the period (1)	51	(288)
Reclassification in financial result for the period	(10)	(79)
Reclassification in operating income for the period	(3)	(1)
Reclassification in initial carrying amount of hedged item	11	4
Other comprehensive income	49	(364)

(1)  Mainly includes hedges of future interests on debts denominated in foreign currencies using cross currency swaps.

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In 2017 and 2016, the cash flow hedge reserve broke down as follows:

(in millions of euros)	December 31, 2017	December 31, 2016
Other comprehensive income related to unmatured hedging instruments	(686)	(763)
o/w Orange SA	(666)	(738)
o/w other entities	(20)	(25)
Reserve to be amortized for discontinued hedges	486	514
Other comprehensive income related to hedging instruments	(200)	(249)

The nominal amounts of the main cash flow hedges are presented below:

	Notional amounts of hedging instruments per maturity (in millions of hedged currency units)
	2019	2020	2021	2022	2023 and beyond
Orange SA
Cross currency swaps
GBP	-	238	517	-	1,362 (1)
HKD	-	-	-	-	1,110 (2)
JPY	7,500	-	-	-	-
NOK	-	-	-	-	1,300 (3)
USD	3,250	47	1,000	-	4,200 (4)
Interest rate swaps
EUR	-	-	255	-	100 (5)
FT IMMO H
Interest rate swaps
EUR	-	38	75	71	45

(1)  262 MGBP with a maturity 2025, 500 MGBP with a maturity 2028, 250 MGBP with a maturity 2034 and 350 MGBP with a maturity 2050.

(2)  1,110 MHKD with a maturity 2023.

(3)  500 MNOK with a maturity 2025 and 800 MNOK with a maturity 2028.

(4)  2,450 MUSD with a maturity 2031, 900 MUSD with a maturity 2042 and 850 MUSD with a maturity 2044.

(5)  100 MEUR with a maturity 2030.

11.8.3.           Fair value hedges

As a reminder, on January 29, 2016, in the context of the disposal of EE, the Group received 4% of the equity in BT and was only holding 2.67% at the end of 2017, following the disposal in June 2017 of a third of its equity investment. At December 31, 2017, these shares denominated in pounds sterling were hedged against foreign exchange risk by currency swaps.

Pursuant to the application of IFRS 9 as of January 1, 2018, the Group decided to no longer qualilfy these as hedges. Therefore, on December 31, 2018, the hedges put in place are presented as trading derivatives (not eligible for hedge accounting). This change in designation had no effect on net financial expenses.

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Note 12.    Information on market risk and fair value of financial assets and liabilities (excluding Orange Bank)

The Group uses financial position or performance indicators that are not specifically defined by IFRS, such as adjusted EBITDA (see Note 1.7) and net financial debt (see Note 11.3).

Market risks are monitored by Orange’s Treasury and Financing Committee, which reports to the Executive Committee. The Committee is chaired by the Group’s Executive Committee Member in charge of Finance and Performance and meets on a quarterly basis.

It sets the guidelines for managing the Group’s debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risk exposure for the coming months, and reviews past management (transactions realized, financial results).

12.1.             Interest rate risk management

Management of fixed-rate/variable-rate debt

Orange seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

The fixed-rate component of gross financial debt, excluding cash collateral received and agreements to buy back non-controlling interests, was estimated at 87% at December 31, 2018, 83% in 2017 and 84% in 2016.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is only analyzed for the components of net financial debt that are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expenses

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a 75 million euros decrease in the annual gross financial debt and a 1% fall in interest rates would result in a 92 million euros increase.

Sensitivity of cash flow hedge reserves

A 1% rise in euro interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 1,039 million euros. A 1% fall in euro interest rates would lead to a decrease in their market value and in the cash flow hedge reserves of approximately 1,019 million euros.

12.2.             Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to certain types of flows: purchases of equipment or network capacity, purchases of terminals and equipment sold or leased to customers, purchases from or sales to international operators.

Whenever possible, the entities of the Orange group have put in place policies to hedge this exposure (see Note 11.8).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

-dividends paid to the parent company: usually, the Group’s policy is to economically hedge this risk as from the date of the relevant subsidiary’s Shareholders’ Meeting;

-financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

-Group financing: most of the Group’s bonds, after derivatives, are denominated in euros. From time to time, Orange SA issues bonds in markets other than euro markets (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen). If Orange SA does not have assets in these currencies, in most cases, the issues are translated into euros through cross currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

Lastly, the Group economically hedges foreign exchange risk on its subordinated notes denominated in pound sterling that are recorded in equity at their historical value (see Note 13.4), with cross currency swaps, for a notional amount of 1,250 million pounds sterling.

The table below shows the main exposures to foreign exchange fluctuations of the net financial debt in foreign currencies of Orange SA, excluding the hedging effects of the subordinated notes described above and also shows the sensitivity of the entity to a 10% change in the foreign exchange rates of the currencies to which it is exposed. Orange SA is the entity bearing the major foreign exchange risk, including internal operations which generate a net foreign exchange gain or loss in the consolidated annual financial statements.

(in millions of currency units)	Exposure in currency units (1)					Sensitivity analysis
	USD	GBP	PLN	CHF	Total trans- lated	10 % gain in euro	10% loss in euro
Orange SA	1	0	2	(12)	(9)	1	(1)
Total (euros)	1	0	1	(11)	(9)

(1)  Excluding FX hedge of subordinated notes denominated in pound sterling.

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Foreign exchange risk to assets

Due to its international presence, the Orange group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets and equity interests denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the US dollar, the Jordanian dinar and the Moroccan dirham.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

The amounts presented below take into account the activities of Orange Bank (activities only in euros).

(in millions of euros)	Contribution to consolidated net assets									Sensitivity analysis
	EUR	USD	d	PLN	EGP	JOD	MAD	Other curren- cies	Total	10% gain in euro	10% loss in euro

Net assets excluding net debt (a) (1)	49,174	130	(240) (2)	3,649	859	544	955	3,619	58,690	(865)	1,057
Net debt by currency including derivatives (b) (3)	(23,947)	183	900 (4)	(1,594)	(263)	(43)	(403)	(274)	(25,441)	136	(166)
Net assets by currency (a) + (b)	25,227	313	660	2,055 (5)	596	501	552	3,345	33,249	(729)	891

(1)  Excluding net debt by currency do not include components of net financial debt.

(2)  Of which BT shares for 659 million euros.

(3)  The net financial debt as defined by Orange group does not include Orange Bank activities for which this concept is not relevant (see Note 11.3).

(4)  Of which economic hedge of subordinated note denominated in pounds sterling for 1,250 million pounds sterling (equivalent 1,397 million euros).

(5)  Share of net assets attributable to owners of the parent company in zlotys amounts to 1,041 million euros.

Due to its international presence, the Orange group income statement is also exposed to risk arising from changes in foreign exchange rates due to the conversion, in the consolidated financial statements, of its foreign subsidiaries’ financial statements.

(in millions of euros)	Contribution to consolidated financial income statement									Sensitivity analysis
	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other curren- cies	Total	10% gain in euro	10% loss in euro
Revenues	31,949	1,125	176	2,574	654	384	533	3,986	41,381	(858)	1,048
Reported EBITDA	9,138	4	42	677	211	137	198	1,570	11,977	(258)	316
Operating income	3,684	(45)	39	81	75	(0)	66	929	4,829	(104)	127

12.3.             Liquidity risk management

Diversification of sources of funding

Orange has diversified sources of funding:

-regular issues in the bonds markets;

-occasional financing through loans from multilateral or development lending institutions;

-issues in the short-term securities markets under the NEU Commercial Paper program (Negotiable European Commercial papers);

-on December 21, 2016, Orange entered into a 6 billion euros syndicated loan with 24 international banks in order to refinance the previous syndicated loan maturing in January 2018. The new loan, with initial maturity in December 2021, includes two options to extend for one more year each, exercisable by Orange and subject to the banks’ approval. Orange exercised both of its options, the first one in 2017 and the second in 2018, allowing it, after agreement of the lenders, to extend the initial maturity first until December 2022 and then December 2023.

Liquidity of investments

Orange invests its cash surplus in near-cash or in short-term fair value investments (negotiable debt securities, mutual funds or UCITS and term deposits). These investments give priority to minimizing the risk of loss on capital over performance.

Cash and cash equivalents were held mainly in France and other countries of the European Union that are not subject to restrictions on convertibility or exchange control.

Smoothing debt maturities

The policy followed by Orange is to apportion the maturities of debt evenly over the years to come.

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

-amounts in foreign currencies are translated into euro at the year-end closing rate;

-future variable-rate interest is based on the last fixed coupon, unless a better estimate is available;

-TDIRA being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, interest payable on the bonds is due over an undetermined period of time (see Note 11.4) therefore, only interest payable for the first period is included (including interest payments for the other periods would not provide relevant information);

-the maturity dates of revolving credit facilities are the contractual maturity dates;

-the "Other items" (undated and non-cash items) reconcile, for financial liabilities not accounted for at fair value, the future cash flows and the balance in the statement of financial position.

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(in millions of euros)	Note	December 31, 2018	2019	2020	2021	2022	2023	2024 and beyond	Other items (1)
TDIRA	11.4	822	4	-	-	-	-	-	818
Bonds	11.5	27,070	4,948	1,340	3,252	1,524	1,398	14,760	(152)
Bank loans and from development organizations and multilateral lending institutions	11.6	3,664	625	726	421	201	902	800	(11)
Finance lease liabilities	11.3	584	158	134	110	60	34	88	-
Cash collateral received	11.3	82	82	-	-	-	-	-	-
Neu Commercial Papers (2)	11.3	1,116	1,116	-	-	-	-	-	-
Bank overdrafts	11.3	318	318	-	-	-	-	-	-
Other financial liabilities	11.3	363	104	23	2	2	230	2	-
Derivatives (liabilities)	11.3	845	(105)	(11)	(17)	(253)	-	(75)	-
Derivatives (assets)	11.3	(385)	(129)	(3)	(189)	(12)	-	(290)	-
Other Comprehensive Income related to unmatured hedging instruments	11.3	(721)	-	-	-	-	-	-	-
Gross financial debt after derivatives		33,758	7,121	2,209	3,579	1,522	2,564	15,285	655
Trade payables		10,082	9,468	199	58	53	33	271	-
Total financial liabilities (including derivatives assets)		43,840	16,589 (3)	2,408	3,637	1,575	2,597	15,556	655
Future interests on financial liabilities (4)			2,334	1,118	919	1,375	715	5,968	-

(1)  Undated items: TDIRA notional. Non-cash items: amortized cost on TDIRA, bonds and bank loans, and discounting effect on long term trade payables.

(2)  Negotiable European Commercial Papers (formerly called "commercial papers").

(3)  Amounts presented for 2019 correspond to notionals and accrued interests for 543 million euros.

(4)  Mainly future interests on bonds for 11,536 million euros, on bank loans for 969 million euros and on derivatives instruments for (2,068) million euros.

The liquidity position is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other groups.

At December 31, 2018, the liquidity position of Orange’s telecom activities amounts to 13,964 million euros and exceeds the repayment obligations of its gross financial debt in 2019. It breaks down as follows:

At December 31, 2018, Orange telecom activities had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at floating rates.

Available undrawn amount of credit facilities amounts to 6,200 million euros (including 6,000 million euros for Orange SA).

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 12.4.

Orange’s credit ratings

Orange’s credit rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the compensation paid to investors:

-one Orange SA bond (see Note 11.5) with an outstanding amount of 2.5 billion dollars maturing in 2031 (equivalent to 2.1 billion euros at December 31, 2018) is subject to a Step-up clause in the event that Orange’s rating changes. This clause was triggered in 2013 and early 2014: the coupon due in March 2014 was thus computed on the basis of an interest rate of 8.75% and since then, the bond bears interest at the rate of 9%;

-the margin of the syndicated credit line of 6 billion euros signed on December 21, 2016 might be modified in light of changes to Orange’s credit rating, upwards or downwards. As at December 31, 2018, the credit facility was not drawn.

Regarding the changes in Orange’s credit ratings in 2018, Japan Credit Rating improved its rating on long-term debt from A- to A on June 27, 2018, and at the same time, revised the Outlook from Positive to Stable.

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Orange’s credit rating at December 31, 2018 is as follows:

	Standard & Poor’s	Moody’s	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A
Outlook	Stable	Stable	Stable	Stable
Short-term debt	A2	P2	F2	Not applicable

12.4.             Financial ratios

Main commitments with regard to financial ratios

Orange SA does not have any credit line or loan subject to specific covenant with regard to financial ratios.

Certain subsidiaries of Orange SA are committed to comply with certain financial ratios related to indicators defined in the contracts with the banks. The breach of these ratios constitutes an event of default that can lead to early repayment of the line of credit or loan concerned.

The main obligations are as follows:

-Orange Egypt: in respect of 2018 bank financing contracts, of which the total nominal amount as at December 31, 2018 is 4,300 million Egyptian pounds (191 million euros), Orange Egypt must comply with a "net senior debt to EBITDA" ratio;

-Médi Telecom: in respect of its 2012, 2014 and 2015 bank financing contracts, of which the total nominal amount as at December 31, 2018 is 3,679 million Moroccan Dirhams (336 million euros), Médi Telecom must comply with the covenants relating to its "net financial debt" and "net equity";

-Orange Côte d’Ivoire: in respect of its bank financing contracts signed in 2016 and 2017, of which the total notional amount at December 31, 2018 was 103 billion CFA francs and 67 million euros (for a total of 224 million euros), Orange Côte d’Ivoire must comply with a "net senior debt to EBITDA" ratio.

These ratios were complied with at December 31, 2018.

Clauses related to instances of default or material adverse changes

Most of Orange’s financing agreements, including in particular the 6 billion euros syndicated credit facility set up on December 21, 2016, as well as bond issues, are not subject to early redemption obligations in the event of a material adverse change, or cross default provisions. Most of these contracts include cross acceleration provisions. Thus, the mere occurrence of events of default in other financing agreements would not automatically trigger an accelerated repayment under such contracts.

12.5.             Credit risk and counterparty risk management

Financial instruments that could potentially expose Orange to concentration of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

Orange considers that it has limited concentration in credit risk with respect to trade receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net carrying value. An analysis of net trade receivables past due is provided in Note 4.3. For loans and other receivables, amounts past due but not provisioned are not material.

Orange SA is exposed to bank counterparty risk through its investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements.

-For each non banking counterparty selected for investments, limits are based on ratings and maturities;

-For each counterparty bank selected for investments and derivatives, limits are based on equity, rating, CDS (Credit Default Swap, an accurate indicator of potential default risk) as well as on periodic analyses carried out by the Treasury Department;

-Theoretical limits and consumption limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events.

For derivatives, master agreements relating to financial instruments (French Banking Federation) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties, as well as the calculation of a final balance to be received or paid. These agreements include a CSA (Credit Support Annex) cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a daily basis (or on a monthly basis for certain counterparties). These payment amounts correspond to the change in market value of all derivative instruments.

As a rule, investments are negotiated with high-grade banks. Exceptionally, subsidiaries occasionally deal with counterparties with the highest ratings available locally.

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Effect of mechanisms to offset exposure to credit risk and counterparty risk of the derivatives

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Fair value of derivatives assets	385	234	960
Fair value of derivatives liabilities	(845)	(963)	(561)
Netting via Master Agreements (a)	(460)	(729)	399
Amount of cash collateral paid	553	695	77
Amount of cash collateral received	(82)	(21)	(541)
Netting via cash collateral (b)	471	674	(464)
Residual exposure to counterparty risk (a) + (b)	11	(55)	(65)

Changes in net cash collateral between 2017 and 2018 stem mainly from the strengthening of the US dollar against the euro.

The residual exposure to counterparty risk is mainly due to a time difference between the valuation of derivatives at the closing date and the date on which the cash collateral exchanges were made.

Sensitivity analysis of cash collateral deposits to changes in market interest rates and exchange rates

A change in market rates (mainly euro) of +/-1% would affect the fair value of interest rate hedging derivatives as follows:

A change in the euro exchange rate of 10% against currencies of hedged financing (mainly the pound sterling and the US dollar) would impact the fair value of foreign exchange derivatives as follows:

12.6.             Equity market risk

Orange SA had no options to purchase its own shares, no forward purchase of shares and at December 31, 2018 held 7,214,100 treasury shares. Orange SA owns subsidiaries listed on equity markets whose share value may be affected by general trends in these markets. In particular, the market value of these listed subsidiaries’ shares is one of the measurement variables used in impairment testing.

The mutual funds (UCITS) in which Orange invests for cash management purposes contain no equities.

Orange is also exposed to equity risk through certain retirement plan assets (see Note 6.2).

As at December 31, 2018, the Group’s only other material exposure to market risk on stock in publicly traded companies involved its ownership of 2.49% of the equity in BT (see Note 11.7).

12.7.             Capital management

Orange SA and its non-financial subsidiaries are not subject to regulatory requirements related to equity (other than the usual standards applicable to any commercial company).

Its financial subsidiaries (like electronic money institutions) are subject to regulatory equity requirements specific to their sector and jurisdiction.

Like any company, Orange manages its financial resources (both equity and net financial debt) as part of a balanced financial policy, aiming to ensure flexible access to capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In terms of net financial debt (see Note 11.3), this policy translates into liquidity management as described in Note 12.3 and a specific attention to credit ratings assigned by rating agencies.

This policy is also reflected, in some markets, by the presence of minority shareholders in the capital of subsidiaries controlled by Orange. This serves to limit the Group’s debt while providing a benefit from the presence of local shareholders.

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12.8.             Fair value of financial assets and liabilities

(in millions of euros)	Note	Classification under IFRS 9 (1)	December 31, 2018
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	5,329	5,329	-	5,329	-
Financial assets	11.7		5,057	5,057	692	4,144	221
Equity securities		FVOCI	254	254	33	-	221
Equity securities		FVR	805	805	659	146	-
Investments at fair value		FVR	2,683	2,683	-	2,683	-
Cash collateral paid		FVR	553	553	-	553	-
Financial assets at amortized cost		AC	762	762	-	762	-
Cash and Cash equivalents	11.3		5,081	5,081	5,081	-	-
Cash		AC	2,558	2,558	2,558	-	-
Cash equivalents		FVR	2,523	2,523	2,523	-	-
Trade payables		AC	(10,082)	(10,082)	-	(10,082)	-
Financial liabilities	11.3		(34,019)	(37,292)	(29,012)	(7,988)	(292)
Financial debts		AC	(33,721)	(36,994)	(29,012)	(7,961)	(21)
Bonds at fair value		FVR	(27)	(27)	-	(27)	-
Other		FVR	(271)	(271)	-	-	(271)
Derivatives (net amount) (2)	11.8		(460)	(460)	-	(460)	-

(1)  "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss".

(2)  IFRS 9 classification for derivatives instruments depends on their hedging qualification.

The market value of the net financial debt carried by Orange was estimated at 28.7 billion euros as at December 31, 2018, for a carrying amount of 25.4 billion euros.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Equity securities	Financial liabilities at fair value through profit or loss, excluding derivatives
Level 3 fair values at January 1, 2018	202	(136)
Gains (losses) taken to profit or loss	-	(135)
Gains (losses) taken to other comprehensive income	1	-
Acquisition (sale) of securities	16	-
Other	2	(21)
Level 3 fair values at December 31, 2018	221	(292)

The table below is presented according to IAS 39.

(in millions of euros)	Note	Classification under IAS 39	December 31, 2017
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		L&R	5,184	5,184	-	5,184	-
Financial assets	11.7		4,960	4,960	1,014	3,744	202
Assets available for sale		AFS	1,067	1,067	865	-	202
Equity securities measured at fair value		FVR	146	146	-	146	-
Cash collateral paid		L&R	695	695	-	695	-
Investments at fair value		FVR	2,647	2,647	149	2,498	-
Other		L&R	405	405	-	405	-
Cash and cash equivalents	11.3		5,333	5,333	5,333	-	-
Cash equivalents		FVR	3,166	3,166	3,166	-	-
Cash		L&R	2,167	2,167	2,167	-	-
Trade payables		LAC	(10,099)	(10,132)	-	(10,132)	-
Financial liabilities	11.3		(32,475)	(37,327)	(28,332)	(8,859)	(136)
Financial debt		LAC	(32,311)	(37,163)	(28,332)	(8,831)	-
Bonds at fair value through profit or loss		FVR	(28)	(28)	-	(28)	-
Other		FVR	(136)	(136)	-	-	(136)
Derivatives, net amount	11.8		(729)	(729)	-	(729)	-
Orange - 2018 Registration Document 221[Back to contents]

The market value of the net financial debt carried by Orange was estimated at 28.7 billion euros as at December 31, 2017, for a carrying amount of 23.8 billion euros.

(in millions of euros)	Note	Classification under IAS 39	December 31, 2016
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		L&R	4,964	4,964	-	4,964	-
Financial assets	11.7		4,002	4,002	1,748	2,149	105
Assets available for sale		AFS	1,878	1,878	1,748	25	105
Equity securities measured at fair value		FVR	80	80	-	80	-
Cash collateral paid		L&R	77	77	-	77	-
Investments at fair value		FVR	1,576	1,576	-	1,576	-
Other		L&R	391	391	-	391	-
Cash and cash equivalents	11.3		6,266	6,266	6,266	-	-
Cash equivalents		FVR	3,942	3,942	3,942	-	-
Cash		L&R	2,324	2,324	2,324	-	-
Trade payables		LAC	(9,869)	(9,889)	-	(9,889)	-
Financial liabilities	11.3		(33,525)	(38,501)	(30,283)	(8,092)	(126)
Financial debt			(33,370)	(38,346)	(30,283)	(8,063)	-
Bonds at fair value through profit or loss		FVR	(29)	(29)	-	(29)	-
Other		FVR	(126)	(126)	-	-	(126)
Derivatives, net amount	11.8		399	399	-	399	-

The market value of the net financial debt carried by Orange was estimated at 29.4 billion euros as at December 31, 2016, for a carrying amount of 24.4 billion euros.

Accounting policies

The financial assets and liabilities measured at fair value in the statement of financial position have been classified based on the three hierarchy levels:

-    level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

-    level 2: inputs that are observable for the asset or liability, either directly or indirectly;

-    level 3: unobservable inputs for the asset or liability.

The fair value of the financial assets at fair value through other comprehensive income is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted present value of future cash flows).

For financial assets at amortized cost, the Group considers that the carrying amount of cash, trade receivables and various deposits provide a reasonable approximation of fair value, due to the high liquidity of these elements.

Among financial assets at fair value through profit or loss, with respect to very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, the Group considers that the nominal value of the investment and any related accrued interest represent a reasonable approximation of fair value.

The fair value of mutual funds (UCITS) is the latest net asset value.

The fair value of investment securities is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted present value of future cash flows).

For financial liabilities at amortized cost, the fair value of financial liabilities is determined using:

-    the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease in liquidity to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

-    the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers to be a reasonable approximation of fair value, due to the high liquidity of these elements.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss mainly concern firm or contingent commitments to purchase non-controlling interests. Their fair value is measured in accordance with the provisions of the contractual agreements. When the commitment is based on a fixed price, a discounted value is retained.

The fair value of derivatives, mostly traded over-the-counter, is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by bank counterparties and Bloomberg.

When there are no reliable market data which identify the probability of default, the CVA (Credit Value Adjustment) and the DVA (Debit Value Adjustment) are measured based on historical default charts and CDS (Credit Default Swap) trends. Counterparty credit risk and the Group’s own specific default risk are also continuously monitored based on the monitoring of debt security credit spreads on the secondary market and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of indebtedness and liquidity risk described in Note 12, CVA and DVA estimates are not material compared to the measurement of the related financial instruments.

Orange - 2018 Registration Document 222[Back to contents]

Note 13.    Shareholders’ equity

At December 31, 2018, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

At December 31, 2018, the share capital and voting rights of Orange SA broke down as follows:

13.1.             Changes in share capital

No new shares were issued during the 2018 year.

13.2.             Treasury shares

As authorized by the Shareholders’ Meeting of May 4, 2018, the Board of Directors instituted a new share Buyback program (the 2018 Buyback Program) and canceled the 2017 Buyback Program, with immediate effect. The 2018 Buyback Program is described in the Registration Document filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on April 4, 2018.

The only shares bought back by Orange during the year were part of Orange Vision 2020 free share award plans and Long Term Incentive Plan (LTIP) 2018 - 2020 (see Note 6.3).

At December 31, 2018, the Company held 7,214,100 treasury shares (including 309,609 shares in connection with the liquidity contract and 6,882,999 shares in connection with the Orange Vision 2020 free share award plan and Long Term Incentive Plan (LTIP) 2018 - 2020), compared with 497,625 at December 31, 2017 (including 476,000 shares in connection with the liquidity contract) and 22,423 at December 31, 2016 (including no shares in connection with the liquidity contract).

Accounting policies

Treasury shares are recorded as a deduction from equity, at acquisition cost. Gains and losses arising from the sale of treasury shares are recognized in consolidated reserves, net of tax.

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

Orange - 2018 Registration Document 223[Back to contents]

13.3.             Dividends

Full Year	Approved by	Description	Dividend per share (in euro)	Payout date	How paid	Total (in millions of euros)
2018	Board of Directors Meeting	2018 interim	0.30	December 6,	Cash	796
	on July 25, 2018	dividend		2018
	Shareholders’ Meeting on May 4, 2018	Balance for 2017	0.40	June 7, 2018	Cash	1,064
Total dividends paid in 2018						1,860
2017	Board of Directors Meeting	2017 interim	0.25	December 7,	Cash	665
	on July 26, 2017	dividend		2017
	Shareholders’ Meeting	Balance for 2016	0.40	June 14,	Cash	1,064
	on June 1, 2017			2017
Total dividends paid in 2017						1,729
2016	Board of Directors Meeting	2016 interim	0.20	December 7,	Cash	532
	on July 25, 2016	dividend		2016
	Shareholders’ Meeting	Balance for 2015	0.40	June 23,	Cash	1,064
	on June 7, 2016			2016
Total dividends paid in 2016						1,596
2015	Board of Directors Meeting	2015 interim	0.20	December 9,	Cash	530
	on July 27, 2015	dividend		2015
	Shareholders’ Meeting	Balance for 2014	0.40	June 10,	Cash	1,059
	on May 27, 2015			2015
Total dividends paid in 2015						1,589

The amount available to provide a return to shareholders in the form of dividends, is calculated on the basis of the total net income and retained earnings, under French GAAP, of the entity Orange SA, the parent company.

13.4.             Subordinated notes

On February 7, 2014, as part of its EMTN program, Orange SA issued the equivalent of 2.8 billion euros of deeply subordinated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4.25%, 1 billion euros with a fixed-rate coupon of 5.25% and 650 million pounds with a fixed-rate coupon of 5.875%. A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively after February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually defined events.

Step-up clauses involve coupon adjustments of 0.25% in 2025 and an additional 0.75% in 2040 for the first tranche; 0.25% in 2024 and an additional 0.75% in 2044 for the second tranche and 0.25% in 2027 and an additional 0.75% in 2042 for the third tranche.

On October 1, 2014, under its EMTN program, Orange SA issued the equivalent of 3 billion euros of deeply subordinated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4%, 1.25 billion euros with a fixed-rate coupon of 5% and 600 million pounds with a fixed-rate coupon of 5.75%. A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Both issuances were the subject of a prospectus certified by the AMF under visas no. 14-036 and 14-525.

Orange has a call option on each of these tranches respectively after October 1, 2021, October 1, 2026, and April 1, 2023 and upon the occurrence of certain contractually defined events.

Step-up clauses involve coupon adjustments of 0.25% in 2026 and an additional 0.75% in 2041 for the first tranche; 0.25% in 2026 and an additional 0.75% in 2046 for the second tranche and 0.25% in 2028 and an additional 0.75% in 2043 for the third tranche.

These notes, listed on Euronext Paris, are lowest ranking subordinated notes (senior compared to ordinary shares): the holders will only be remunerated (whether for the nominal, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of Orange.

Under the Group understanding, some rating agencies assign an "equity" component from 0 to 50% to these instruments.

Under IFRS, these instruments are recognized at their historical value. The tranches denominated in pounds sterling were recognized at the ECB fix rate on the issue date (0.8314 for the issue of February 7, 2014 and 0.7782 for the issue of October 1, 2014) and will not be re-measured through the life of the note. Coupons impact equity five working days before the annual date of payment (February 7 for the three tranches of the first issue, October 1 for the two euro tranches of the second issue and April 1 for the pound sterling tranche of the second issue), unless Orange exercises its right to defer their payment.

Since their issuance, Orange has not exercised its right to defer the coupons related to the subordinated notes.

Orange - 2018 Registration Document 224[Back to contents]

The note holders received the payments shown in the following table:

	Paid coupons	Paid coupons
	(in millions of currency)	(in millions of euros)
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 4.25%	42	42
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 5.25%	52	52
650 MGBP issued as of February 1, 2014 with a fixed-rate coupon of 5.875%	38	44
1,000 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 4%	40	40
1,250 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 5%	63	63
600 MGBP issued as of October 1, 2014 with a fixed-rate coupon of 5.75% (1)	35	39
Total coupons paid to the holders in 2018		280
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 4.25%	42	42
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 5.25%	52	52
650 MGBP issued as of February 1, 2014 with a fixed-rate coupon of 5.875%	38	45
1,000 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 4%	40	40
1,250 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 5%	63	63
600 MGBP issued as of October 1, 2014 with a fixed-rate coupon of 5.75% (1)	35	40
Total coupons paid to the holders in 2017		282
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 4.25%	42	42
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 5.25%	52	52
650 MGBP issued as of February 1, 2014 with a fixed-rate coupon of 5.875%	38	50
1,000 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 4%	40	40
1,250 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 5%	63	63
600 MGBP issued as of October 1, 2014 with a fixed-rate coupon of 5.75% (1)	35	44
Total coupons paid to the holders in 2016		291

(1)  Coupons payment date as of April 1.

The tax effect of the conversion of subordinated notes whose face value is denominated in pounds sterling was (4) million euros for the period. This effect is shown at "Other movements" in the consolidated statements changes in shareholders’ equity.

Accounting policies

Subordinated notes

The Group issued subordinated notes in several tranches.

These instruments have no maturity and the coupon’s settlement could be deferred at the option of the issuer. They are booked in equity.

As equity instruments are recognized at historical value, the tranche denominated in foreign currency is never re-measured. Where appropriate, a translation adjustment impact will be booked in equity at the exercise date of any purchase option.

The holders’ payment is directly booked in equity at the date of the decision to pay the coupons.

The tax effect relating to the payment is accounted for as net income and the one relating to the remeasurement of the foreign exchange portion is accounted for as equity.

Equity component of perpetual bonds redeemable for shares (TDIRA) (see Note 11.4)

The equity component is determined as the difference between the fair value of the instrument taken as a whole and the fair value of the debt component. Thus, the equity component determined and recognized at inception is not subsequently re-measured and remains in equity, even when the instrument is extinguished.

13.5.             Translation adjustment

(in millions of euros)	2018	2017	2016
Gain (loss) recognized in other comprehensive income during the period	(6)	(184)	(217)
Reclassification to net income for the period	(1)	8	(13)
Total transaction adjustments for continuing operations	(7)	(176)	(230)
Reclassification to the net income for the period (1)	-	-	(836)
Total translation adjustments for discontinued operations	-	-	(836)

(1)  Related to EE (see Note 3).

Orange - 2018 Registration Document 225[Back to contents]

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Polish zloty	785	845	733
Egyptian pound	(532)	(545)	(509)
Slovak koruna	220	220	220
Sierra leonean leone	(95)	(78)	(39)
Moldovan leu	(63)	(70)	(76)
Jordanian dinar	58	33	108
Pound sterling	14	15	9
Other	(135)	(161)	(11)
Total translation adjustements	252	259	435
o/w share attributable to the owners of the parent company	15	27	164
o/w share attributable to non-controlling interests	237	232	271

Accounting policies

The functional currency of foreign operations located outside the euro area is usually the local currency, unless the major cash flows are made with reference to another currency (such as the Orange entities in Romania - euros and in the Democratic Republic of the Congo - US dollars).

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyper-inflationary economy are translated into euros (the Group’s presentation currency) as follows:

-assets and liabilities are translated at the year-end rate;

-items in the income statement are translated at the average rate for the year;

-    the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

The translation adjustments are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through the sale, liquidation, repayment of capital or abandon of all, or part of, that activity. The reduction in the carrying amount of a foreign operation, either because of its own losses or because of the recognition of an impairment loss, does not lead to a reclassification to profit or loss of the accumulated translation adjustment.

Recycling of translation adjustment is presented in the consolidated income statement within:

-consolidated net income of discontinued operations, when a line of business or major geographical area is disposed of;

-gains (losses) on disposal of investments and activities, when other businesses are disposed of;

-    reclassification of translation adjustment from liquidated entities, in the event of the liquidation or abandonment of an activity without disposal.

13.6.             Non-controlling interests

(in millions of euros)	2018	2017	2016
Credit part of net income attributable to non-controlling interests (a)	271	278	326
o/ w Sonatel group	188	203	217
o/ w Orange Belgium group	15	18	37
o/ w Côte d’Ivoire subgroup	25	28	20
o/ w Jordan Telecom group	12	15	9
o/ w Orange Bank	-	-	30
Debit part of net income attributable to non-controlling interests (b)	(67)	(81)	(17)
o/ w Orange Bank	(59)	(33)	-
o/ w Orange Polska group	(2)	(43)	(9)
Total part of net income attributable to non-controlling interests (a) + (b)	204	197	309
Credit part of comprehensive income attributable to non-controlling interests (a)	297	229	321
o/ w Sonatel group	195	180	200
o/ w Orange Belgium group	15	18	37
o/ w Côte d’Ivoire subgroup	26	25	22
o/ w Orange Bank	-	-	28
o/ w Jordan Telecom group	20	-	14
Debit part of comprehensive income attributable to non-controlling interests (b)	(84)	(73)	(32)
o/ w Orange Bank	(62)	(32)	-
o/ w Jordan Telecom group	-	(7)	-
o/ w Orange Polska group	(17)	(17)	(27)
Total part of comprehensive income attributable to non-controlling interests (a) + (b)	213	156	289

Orange - 2018 Registration Document 226[Back to contents]

(in millions of euros)	2018	2017	2016
Dividends paid to minority shareholders	246	234	259
o/ w Sonatel group	190	185	186
o/ w Médi Telecom	20	16	15
o/ w Orange Belgium group	14	14	-
o/ w Orange Polska group	-	-	37
o/ w Jordan Telecom group	14	11	10
(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Credit part of equity attributable to non-controlling interests (a)	2,594	2,542	2,609
o/ w Orange Polska group	973	988	1,005
o/ w Sonatel group	744	731	735
o/ w Orange Belgium group	273	268	265
o/ w Jordan Telecom group	164	156	175
o/ w Médi Telecom	153	143	158
Debit part of equity attributable to non-controlling interests (b)	(14)	(5)	(5)
Total equity attributable to non-controlling interests (a) + (b)	2,580	2,537	2,604

Accounting policies

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase non-controlling interests, the carrying amount of non-controlling interests is reclassified to financial debt.

When the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in equity attributable to the owners of the parent company. Financial debt is re-measured at the end of each reporting period in accordance with the contractual arrangement (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRS, against finance income or expense.

Non-controlling interests that are debtors

Total comprehensive income of a subsidiary is attributed to the owners of the parent company and to the non-controlling interests. In accordance with IFRS 10, this can result in the non-controlling interests having a deficit balance.

Transactions with owners

Each transaction with non-controlling interests of an entity controlled by the Group, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on the total comprehensive income.

13.7.             Earnings per share

Net income

Net income, Group share, used for calculating basic and diluted earnings per share is determined according to the following method:

(in millions of euros)	2018	2017	2016
Net income of continuing operations	1,954	1,843	2,813
Effect of subordinated notes	(293)	(267)	(287)
Net income attribuable to the owners of the parent company - basic (adjusted)	1,661	1,576	2,526
o/w net income of continuing operations	1,661	1,547	273
o/w net income of discontinued operations	0	29	2,253
Impact of dilutive instruments:
TDIRA	-	33	-
Net income attribuable to the owners of the parent company - diluted	1,661	1,609	2,526
o/w net income of continuing operations	1,661	1,580	273
o/w net income of discontinued operations	0	29	2,253
Orange - 2018 Registration Document 227[Back to contents]

Number of shares

The weighted average number of shares used for calculating the basic and diluted earnings per share is presented below:

(number of shares)	December 31, 2018	December 31, 2017	December 31, 2016
Weighted average number of ordinary shares outstanding	2,656,683,856	2,659,421,767	2,654,045,007
Impact of dilutive instruments on number of ordinary shares:
TDIRA	-	52,079,350	-
Free share award plan	1,419,415	435,150	-
Weighted average number of shares outstanding - diluted	2,658,103,271	2,711,936,267	2,654,045,007

The average market price of the Orange share in 2018 and 2017 is greater than the fair value adopted under the Orange Vision 2020 free share award plans and LTIP 2018 - 2020 (see Note 6.3). The number of shares corresponding to this difference is dilutive at December 31, 2018 and December 31, 2017.

The TDIRA are not included in the calculation of diluted net earnings per share at December 31, 2018 and December 31, 2016, since they are not dilutive.

The stock option plans granted to employees are expired at December 31, 2017 (see Note 6.3). At December 31, 2016 stock options were not included in the calculation of diluted earnings per share, as they were out of the money.

Earnings per share

(in euros)	2018	2017	2016
Earning per share - basic	0.63	0.59	0.95
o/w earning per share of continuing operations	0.63	0.58	0.10
o/w earning per share of discontinued operations	0.00	0.01	0.85
Earning per share - diluted	0.62	0.59	0.95
o/w earning per share of continuing operations	0.62	0.58	0.10
o/w earning per share of discontinued operations	0.00	0.01	0.85

Accounting policies

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations:

-    basic earnings per share are calculated by dividing net income for the year attributable to the equity holders of the Group, after deduction of the interests of subordinated notes net of tax, by the weighted average number of ordinary shares outstanding during the period;

-    diluted earnings per share are calculated based on the same net income, adjusted for the finance cost of dilutive debt instruments, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period. These instruments are considered to be dilutive when they have the effect of reducing earnings per share of continuing operations.

When basic earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of the reporting period shown, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares owned, which deducted from the consolidated equity, do not enter into the calculation of earnings per share.

Orange - 2018 Registration Document 228[Back to contents]

Note 14.    Unrecognized contractual commitments (excluding Orange Bank)

At December 31, 2018, Orange is not aware of having entered into any commitment involving entities controlled by the Group, that may have a material effect on its current or future financial position, other than the commitments described in this Note.

14.1.             Operating activities commitments

(in millions of euros)	Total	Less than one year	From one to five years	More than five years
Operating activities commitments	20,078	5,914	7,929	6,234
Operating leases commitments	5,778	995	2,689	2,094
Handsets purchase commitments	1,837	1,837	-	-
Transmission capacity purchase commitments	384	178	193	13
Other goods and services purchase commitments	3,439	1,133	1,679	627
Investment commitments	3,103	817	1,227	1,059
Public initiative networks commitments	4,333	797	1,984	1,552
Guarantees granted to third parties in the ordinary course of business	1,204	157	157	890

Operating leases commitments

Operating lease commitments mainly include property lease commitments. The other leases are leases relating to general expenses (equipment, vehicles and other assets). Future finance lease payments are shown in Note 12.3.

(in millions of euros)	Discounted value of future lease payments	Minimum future lease payments
Property lease commitments	5,186	5,649
o/w technical activities	3,203	3,458
o/w shops/offices activities	1,983	2,191

Maturities are set forth below:

(in millions of euros)	Minimum future lease payments	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than five years
Property lease commitments	5,649	939	816	710	584	507	2,092

The Group may choose whether or not to renew these leases upon expiration or replace them by other leases with renegotiated terms and conditions. For some of them, a provision for onerous contracts has been booked (see Note 5.3).

The operating lease commitments correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible notice date. After periodic revaluation of the leases, these amounts are discounted. The rate used corresponds to the marginal cost of debt.

The information relative to operating leases is provided in accordance with the currently-applicable standards and interpretations. The first application of IFRS 16 as of January 1, 2019 will cause the Group to provide different information, mainly due to:

-different application scopes: the Group will designate a contract as a leasing contract when it gives the lessee the right to control the use of a given asset, including when a service contract includes a lease component (excluding off-balance-sheet commitments for operating leases). The Group has also chosen to use the two exemptions authorized under IFRS 16, namely contracts with a duration of less than 12 months and those for which the new value of the underlying asset is less than 5,000 euros (see Note 2.4.2);

-assessment of rents: the off-balance-sheet commitments use a minimum duration without factoring in extension options that the lessee has the reasonable certainty of exercising, including a periodic revaluation of the rents and the rent-free periods based on minimum future payments.

The property lease commitments in France and Spain represent respectively 59% and 10% of the total property lease commitments.

Transmission capacity purchase commitments

Transmission capacity purchase commitments as at December 31, 2018 represented 384 million euros. These include 277 million euros for the provision of satellite transmission capacity (comprising contracts with different commitment maturities up to 2023).

Other goods and services purchase commitments

The Group’s other goods and services purchase commitments are primarily related to the network and the purchase of content.

At December 31, 2018, these commitments include:

-the purchase of broadcasting rights for an amount of 798 million euros;

- "Tower Co" (site management) contracts in Africa: these commitments amounted to 522 million euros. On January 1, 2019, the lease contracts for the sites will lead to supplying different information on the valuation of these commitments;

-the network maintenance for 215 million euros;

-the maintenance of submarine cables for which Orange has joint ownership or user rights, for an overall amount of 159 million euros.

Orange - 2018 Registration Document 229[Back to contents]

Investment commitments

At the end of December 2018, investment commitments amounted to 3,103 million euros.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to the National Regulatory Authorities such as ensuring certain coverage of the population concerning by fixed or mobile networks, particularly in in the context of assignment of licenses and quality of service. These commitments will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. The Group has accordingly agreed to meet the following conditions:

In France:

-in the context of the provisions of Article L. 33-13 of the French Postal and Electronic Communications Code, which specifies that the electronic communications ministry may accept commitments made by operators likely to contribute to the development and coverage of low-density areas by electronic communication networks and promote access by operators to these networks, Orange proposed to undertake to deploy FTTH within its deployment scope in the AMII areas and unless refusal by third parties:

-by the end of 2020, 100% of housing units and professional premises will be open to the marketing of FTTH offers (including a maximum of 8% of premises connectable upon request),

-by the end of 2022, 100% of housing units and professional premises will be made connectable. After the opinion of the Arcep dated June 12, 2018, the proposals for the undertakings of Orange were accepted by the government on July 26, 2018;

-on January 14, 2018, the Orange Group and the other French mobile operators signed an agreement (the "New Deal") to ensure better mobile coverage of French territory, particularly rural areas. This agreement includes enhanced coverage obligations, which are included for the period 2018-2021 in our licenses in force in the bands 900 MHz, 1,800 MHz and 2,100 MHz, and for the post 2021 period, in the new licenses for 900 MHz, 1,800 MHz and 2,100 MHz assigned on November 15, 2018:

-targeted programs for the improvement of coverage, with the coverage of 5,000 areas by operators by 2029,

-the generalization of 4G by the end of 2020 on almost all existing mobile sites,

-the acceleration of the coverage of the transport routes, ensuring that the main road and rail routes have 4G coverage,

-the supply of a fixed 4G service and the extension of the service to 500 additional sites upon request from the government by 2020,

-the widespread use of telephone coverage inside buildings, proposing voice over Wi-Fi and SMS over Wi-Fi offers and offers involving the indoor coverage of buildings upon request,

-the improvement of reception quality throughout the country, particularly in rural areas, with good coverage (according to the Arcep decision No. 2016-1678 relative to publications giving information on mobile coverage) by 2024/2027;

-in order to cope with the exceptional deterioration that affected its network in 2018 (storms, theft of cables, deterioration due to the recent protest movements, etc.), and be sure to fulfil its commitments in terms of universel service provision, Orange put a plan involving a 17% increase in the maintenance budget compared to 2017 and hired 200 additional technicians;

-in 2015, in France, when the frequencies in the 700 MHz band were allocated:

-coverage obligations in "priority deployment areas" (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in "white area" not yet covered by a broadband network (100% within 12 years), at the level of priority road routes (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years);

-in 2011, in France, when the frequencies in the 2.6 GHz and 800 MHz bands were allocated:

-an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes,

-an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60 Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band) which can be met by using both the allocated frequencies and other frequencies,

-for the 800 MHz band, specifically: a coverage obligation in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, a coverage obligation in each department (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the "dead zone" program.

In Romania:

-in 2012, in Romania, when the frequencies in the bands from 800 MHz to 2.6 GHz were allocated:

-an obligation to provide mobile coverage of at least 95% of the population within 225 of 732 localities with mobile communication services in UMTS or LTE technologies, for the 800 MHz and 900 MHz bands,

-an obligation to provide voice services coverage of at least 98% of the population of lightly inhabited areas, for 900 MHz and 1.8 GHz bands,

-an obligation to provide IP service coverage in at least 60% of lightly inhabited areas,

-an obligation to provide mobile IP access coverage to 30% of the population by April 5, 2019, for 1.8 GHz and 2.6 GHz bands.

In Africa & Middle East:

-in 2016, in Senegal, when the 4G license was awarded and the license for mobile 2G and 3G was renewed:

-a coverage obligation of 90% of the population in 3 years,

-an obligation to cover in 5 years all territory in the inhabited border areas of Senegal whose number of inhabitants is equal to or greater than 200,

-a coverage obligation on national roads and highways in 2 years;

-in 2016, in Egypt, when the 4G license was granted:

-an obligation to provide 4G coverage of 11% of the population in one year, 42.5% in four years, 69.5% in six years and 70% within ten years.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments towards government authorities.

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

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Commitments related to Public Initiative Networks

As part of the deployment of the High and Very High Speed network in France, the Group entered into contracts via Public Initiative Networks (mainly public service delegation and public-private partnerships contracts). The commitments under these network construction, concession and operation contracts amounted to 4,333 million euros at December 31, 2018 In addition to the guarantees given by Orange on behalf of the Public Initiative Networks, the commitments will result in the recognition of 3,619 million euros of intangible assets and 376 million euros of financial receivables. The expirations are staggered out to 2043.

Guarantees granted to third parties in the ordinary course of business

Commitments made by the Group to third parties in the ordinary course of business represented 1,203 million euros as at December 31, 2018. They included performance guarantees amounting to 485 million euros granted to certain Enterprise customers, in particular as part of the securing of networks and remote access.

The amount of guarantees granted by the Group to third parties (financial institutions, partners, customers and government agencies) to cover the performance of the contractual obligations of non-consolidated entities is not significant. Guarantees granted by the Group to cover the performance of the contractual obligations of the consolidated subsidiaries are not considered as unrecognized contractual commitments, as they would not increase the Group’s commitments in comparison to the underlying obligations of the consolidated subsidiaries.

14.2.             Consolidation scope commitments

Asset and liability warranties granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2018, the main warranties in effect were the following:

-the uncapped warranties granted to the EE joint venture when contributing the operations in the United Kingdom, concerning the restructuring of equity investments and assets done prior to the contribution expiring in 2022;

-a warranty given to BT as part of the EE sale, backed 50/50 by Orange Group and Deutsche Telekom as tax and operating warranties, except for events ascribable solely to one or the other, and capped at the contractually fixed sale price of 5.1 billion pounds sterling (5.7 billion euros converted at the exchange rate on December 31, 2018) as Orange’s share, which will expire in 2023. Information on the final terms of EE’s disposal is presented in Note 3.2;

-tax-related warranties, capped at 400 million euros, granted to Deutsche Telekom as part of the disposal of the Group’s mobile and Internet operations in the Netherlands in 2007. These warranties will expire at the end of the statutory limitation period, in 2019;

-standard warranties granted to Vivendi as part of the disposal of its 90% stake in Dailymotion in 2015 and the remaining 10% in 2017. These warranties will expire at the end of the statutory limitation period;

-miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Orange believes that the risk of these warranties being enforced is remote and that the potential consequences of their being called are not material with respect to the Group’s results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange can make or receive commitments to purchase or to sell securities. The on-going commitments at December 31, 2018 are not likely to have material impacts on the Group’s financial position.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec dated May 20, 2009, Orange has a call option giving it the right to purchase at market value 1% of the share capital of Orange Tunisie plus one share, subject to regulatory authorizations. If this option was exercised, Orange would take control of Orange Tunisie. Investec would then have the right to sell to Orange 15% of the share capital of Orange Tunisie at market value.

Korek Telecom

Several shareholder disputes exist between the joint venture formed between Agility and Orange and its Iraqi co-shareholder in the capital of the Iraqi operator Korek Telecom. These disputes, which relate notably to the exercise of the call option on 7% of Korek Telecom, are the subject of preliminary procedures and arbitrational and judicial litigation. Also, following the decision by the Iraqi regulatory authority (CMC) of 2014 to cancel the partnership of March 2011 between Korek and Orange/Agility, the Baghdad administrative high Court of Appeal confirmed, on January 18, 2018, the decision of the administrative tribunal which had rejected the appeal of Korek Telecom against the decision of the CMC. Orange has undertaken actions in order to enforce its rights.

Orange Bank

In accordance with the shareholders’ agreement signed on October 4, 2016:

-Orange gave a put option to Groupama on 20% of the equity in Orange Bank, recognized as a financial liability and exercisable at fair value within three months of October 4, 2023 and thereafter in three-month periods every two years;

-Groupama gave a call option to Orange on the remainder of its equity interest in Orange Bank, exercisable at fair value after the exercise of its put option;

-Orange and Groupama committed over a period of 6 years, namely until 2022, to participate, within the limit of the percentage of interest held, in the capital increases of Holdco necessary to financing working capital requirements (CET1 ratio).

14.3.             Financing commitments

The Group’s main commitments related to borrowings are set out in Note 12.

Orange has pledged certain investment securities and other assets to financial institutions or used them as collateral to cover bank borrowings and credit lines.

Guarantees granted to some lending institutions to finance consolidated subsidiaries are not set out below.

Assets covered by commitments

The items presented below do not include the impact of the regulation on the transferability of the assets or the possibility of contractual restrictions in network asset sharing agreements.

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At December 31, 2018 Orange has no material pledge on its subsidiaries’ securities.

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Assets held under finance leases	574	528	552
Non-current pledged, mortgaged or receivership assets (1)	453	107	121
Collateralized current assets	21	19	27
Total	1,048	654	700

(1)  Non-current pledged, mortgaged or receivership assets are shown excluding cash collateral deposits, which are presented in Note 11.7.

Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

December 31, 2018 (in millions of euros)	Total in statement of financial position (a)	Amount of asset pledged, mortgaged or receivership (b)	Percentage (a)/(b)
Intangible assets, net (excluding goodwill)	14,073	107	1%
Property, plant and equipment, net	27,693	-	-
Non-current financial assets	3,899	346	9%
Other (1)	29,037	-	-
Total	74,702	453	1%

(1)  This item mainly includes net goodwill, interests in associates, net deferred tax assets and non-current derivatives assets.

Note 15.    Activities of Orange Bank

15.1.             Financial assets and liabilities of Orange Bank

The financial statements of Orange Bank were put into the format of Orange group’s consolidated annual financial statements and differ from a presentation that complies with the banking format.

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Note 11 presents the assets, liabilities and related gains and losses specific to telecom activities and Note 15 concerns the activities of Orange Bank with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles (i) the assets and liabilities for each of these two areas (intra-group transactions between telecom activities and Orange Bank are not eliminated) with (ii) the consolidated statement of financial position at December 31, 2018.

(in millions of euros)	Orange consolidated financial statements	O/w telecom activities	Note	O/w Orange Bank	Note	O/w eliminations telecom activities / bank
Non current loans and receivables of Orange Bank	1,617	-		1,617	15.1.1	-
Non-current financial assets	2,282	2,309	11.7	-		(27) (1)
Non-current derivatives assets	263	263	11.8	-	15.1.3	-
Current financial assets related to Orange Bank activities	3,075	-		3,075	15.1.1	-
Current financial assets	2,748	2,748	11.7	-		-
Current derivatives assets	139	122	11.8	17	15.1.3	-
Cash and cash equivalents	5,634	5,081		553		-
Non current debts related to Orange Bank operations	0	-		27	15.1.2	(27) (1)
Non-current financial liabilities	26,749	26,749	11.3	-		-
Non-current derivatives liabilities	775	712	11.8	63	15.1.3	-
Current financial liabilities related to Orange Bank liabilities	4,835	-		4,835	15.1.2	-
Current financial liabilities	7,270	7,270	11.3	-		-
Current derivatives liabilities	133	133	11.8	-	15.1.3	-

(1)  Loan granted by Orange SA to Orange Bank.

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Accounting policies

Classification of the bank’s balance sheet items as current and non-current was done to match the Group’s financial statements in 2016.

Since the concept of current or non-current is non-existent in bank accounting, financial assets and liabilities related to loans and borrowings to customers or credit institutions (the ordinary activities of a bank) are all classified since 2017 as current for all periods presented.

With regard to other financial assets and liabilities, classification as current and non-current was made in light of both the original intention of management and the nature of the assets and liabilities in question. For instance, with regard to Orange Bank’s other financial assets, since investments are managed by portfolio, only the transaction portfolios (Financial assets at fair value through profit or loss) were recognized in current financial assets.

15.1.1.           Financial assets related to Orange Bank transactions (excluding derivatives)

After application of IFRS 9 on January 1, 2018, the financial assets in connection with the transactions of Orange Bank break down as follows:

(in millions of euros)	December 31, 2018			January 1, 2018 (1)
	Non-current	Current	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	1	-	1	0
Investments securities	1	-	1	0
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	925	0	925	786
Debt securities	925	0	925	786
Financial assets at fair value through profit or loss	80	72	152	242
Investments at fair value	-	72	72	171
Cash collateral paid	57	-	57	62
Others	23	-	23	9
Financial assets at amortized cost	611	3,003	3,614	3,857
Fixed-income securities	611	3	614	615
Loans and receivables to customers	-	2,000	2,000	2,147
Loans and receivables to credit institutions	-	1,000	1,000	943
Others	-	-	-	152 (2)
Total financial assets related to Orange Bank activities	1,617	3,075	4,692	4,885

(1)  Figures have been adjusted for the impact of application of IFRS 9 (see Note 2.3).

(2)  Loan granted in 2017 by Orange Bank to Orange SA within the framework of the repurchase agreement of OATs securities between Orange SA and Orange Bank. This loan has been reimbursed in 2018.

For the period 2017 and 2016, for which IFRS 9 was not applied as authorized, the financial assets related to transactions of Orange Bank broke down as follows:

(in millions of euros)	December 31, 2017	December 31, 2016
Assets available for sale (1)	795	745
Assets held to maturity	615	713
Financial assets at fair value	233	311
Investments at fair value	171	237
Cash collateral paid	62	74
Other financial assets	3,248	3,091
Loans and receivables of Orange Bank	3,096	3,091
Other	152 (2)	-
Total Assets related to Orange Bank’s activities	4,891	4,860

(1)  Debt securities only.

(2)  Loan granted by Orange Bank to Orange SA within the framework of the Repurchase agreements of OATs securities between Orange SA and Orange Bank.

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Debt securities at fair value through other comprehensive income that may be reclassified subsequently to profit or loss

(in millions of euros)	2018
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the opening balance	786
Acquisitions	487
Repayments and disposals	(333)
Changes in fair value	(8)
Other items (1)	(7)
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the closing balance	925

(1)  Including (2) million euros related to the fair value variation hedged by interest rate swaps qualified as fair value hedges. These derivatives hedge the interest rate portion of the OATis (Inflation-linked OATs) portfolio maturing in 2023. The change in fair value of this interest rate portion is recognized in the income statement with the change in fair value of the hedging instruments and not in other comprehensive income (see Note 15.1.3).

(in millions of euros)	2018
Profit (loss) recognized in other comprehensive income during the period	(8)
Reclassification in net income during the period	-
Other comprehensive income related to Orange Bank	(8)

The data below is presented according to IAS 39 (formerly "Assets available for sale").

(in millions of euros)	2017	2016
Assets available for sale - in the opening balance	745	-
First integration of Orange Bank	15	1,018
Acquisitions	325	-
Repayments and disposals	(301)	(268)
Change in fair value recognized in other comprehensive income during the period	3	(5)
Reclassifications and other items	8	-
Assets available for sale - in the closing balance	795	745
(in millions of euros)	2017	2016
Profit (loss) recognized in other comprehensive income during the period	3	(5)
Reclassification in net income during the period	-	-
Other comprehensive income related to Orange Bank	3	(5)

Current loans and receivables of Orange Bank

Loans and receivables of Orange Bank are composed of loans and receivables to customers and credit institutions.

In the context of adapting the bank’s accounts into the Group’s financial statements, the following have been considered as loan and advances to customers: clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers.

(in millions of euros)	December 31, 2018	January 1st 2018 (1)	December 31, 2017	December 31, 2016
Overdrafts	910	1,000	1,000	1,084
Housing loans	824	765	765	719
Investment loans	206	246	246	264
Current accounts	21	31	31	70
Other	39	105	111	80
Total loans and receivables to customers	2,000	2,147	2,153	2,217
Overnight deposits and loans	850	830	830	790
Loans and receivables	85	55	55	53
Other	65	58	58	31
Total loans and receivables to credit institutions	1,000	943	943	874

(1)  Figures have been adjusted for the impact of application of IFRS 9 (see Note 2.3).

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Accounting policies

Financial assets

-    Financial assets at fair value through profit/loss (FVR)

Certain investment securities which are not consolidated or equity-accounted, and cash investments such as negotiable debt securities, deposits and mutual funds (UCITS), that are compliant with the Group’s risk management policy or investment strategy, may be designated by Orange Bank as being recognized at fair value through profit or loss. These assets are recognized at fair value at inception and subsequently. All changes in fair value are recorded in profit or loss.

-    Financial assets at fair value through other comprehensive income that may not be reclassified to profit or /loss (FVOCI)

Investment securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that may not be reclassified to profit or loss. They are recognized at fair value at inception and subsequently. Temporary changes in value and gains (losses) on disposals are recorded in other comprehensive income that may not be reclassified to profit or loss.

-    Financial assets at fair value through other comprehensive income that are or may be reclassified subsequently to profit or loss (FVOCIR)

Assets at fair value through other comprehensive income that are or may be reclassified subsequently to profit or loss mainly include investments in debt securities. They are recognized at fair value at inception and subsequently. Temporary changes in value are recorded in other comprehensive income that are or may be reclassified subsequently to profit or loss. In case of disposal, the cumulative profit (or loss) recognized in other comprehensive income is reclassified to profit or loss.

-    Financial assets at amortized cost (AC)

This category mainly includes miscellaneous loans and receivables and fixed income securities. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. Impairment and provisions are recorded as soon as loans are granted or commitments are concluded, without waiting for the appearance of an objective indication of impairment. Impairment and provisions are updated as the credit risk evolves (see below Impairment of financial assets).

Impairment of financial assets

In accordance with IFRS 9, debt instruments classified as financial assets at amortized cost or as financial assets at fair value through other comprehensive income, rental receivables, financing commitments and financial guarantees given are systematically subject to impairment or a provision for expected credit loss. These impairments and provisions are recorded as soon as loans are granted, commitments are concluded or bond securities are acquired, without waiting for the appearance of an objective indication of impairment.

To do this, the financial assets concerned are split into three categories according to the change in credit risk observed since their initial accounting and a depreciation is recorded on the amount outstanding of each of these categories as follows:

-    performing loans: the calculation of losses expected is made on a 12-months basis, and the financial income (interest) is calculated on the basis of the instrument’s gross amount;

-    impaired loans: if the credit risk has significantly worsened since the debt was booked to the balance sheet, the expected losses, estimated over the duration of the loan, are recognized and the financial income (interest) is calculated based on the gross amount of the instrument;

-    doubtful loans: the expected loss, estimated over the duration of the loan, is depreciated. The financial income is calculated on the basis of the amount of the instrument net of the depreciation.

As a reminder, before the application of IFRS 9, the accounting policies relative to financial assets of banking activities were as follows:

Current loans and receivables of Orange Bank

Assets related to Orange bank activities are classified in the IAS 39 category of "loans and receivables". They are initially recorded at fair value or its equivalent, which is, as a general rule, the net amount originally issued, and which should include the origination costs directly related to the transaction as well as the commissions received or paid, analyzed as an adjustment to the effective return on the loan.

The loans and receivables are subsequently valued at amortized cost, and interests, as well as transactions costs and commissions included in the initial value of the credits contribute to the net income for these transactions over the term of the credit, calculated on the basis of effective interest rate.

In accordance with IAS 39, loans and receivables are impaired when one or more evidences of depreciation have occurred after the recognition of these receivables. The receivables thus identified are then impaired on an individual basis or on a collective basis. Expected losses are accounted for as impairments, equal to the difference between the carrying amount of the loans (amortized cost) and the total of estimated future cash flows, discounted with the initial effective interest rate, or in the form of discounts for restructured loans due to default from customers.

Impairment is measured as the difference between the carrying value prior to impairment and the discounted value, at the initial rate of the receivable, of the components deemed to be recoverable (principal, interest, guarantees, etc.). The changes in the value of the loans impaired are recorded in the income statement under "Cost of risk" included in other operating expenses. When these changes in value are positive, reflecting a subsequent improvement, they are reversed in the income statement, within the same account.

The "Cost of risk" account dedicated to Orange Bank and part of the "other operating expenses", corresponds to provisions and reversals related to banking risks (in particular, counterparty risks and operational risks).

Assets available for sale

The assets available for sale include fixed income securities or variable income securities that do not fall within the definition of other categories of financial assets. They are recognized at fair value at inception and subsequently.

Temporary changes in value are recorded as "Gains (losses) on assets available for sale" within other comprehensive income.

The long term impairments associated with the assets available for sale are recorded under "Cost of risk" (within other operating expenses) when the assets are fixed rate securities, but they are recorded in "Net Gains (losses) on financial assets available for sale" when the assets are floating-rate securities.

Investments held to maturity

This category includes fixed-rate securities that the bank intends to hold until their maturity. They must not be disposed of prior to maturity and they are accounted for at amortized cost.

Impairment is recognized on these securities as soon as there is an objective evidence of the existence of an event subsequent to the acquisition of the security that is likely to generate a measurable loss as a result of counterparty risk. Impairment is measured as the difference between the carrying value prior to impairment and the discounted value, with the initial rate, of the components deemed to be recoverable (principal, interest, guarantees, etc.). The changes in value thus impaired are recorded in the income statement, under the "Cost of risk" account (within other operating expenses). When these changes in value are positive, reflecting a subsequent improvement, they are reversed in the income statement under "Cost of risk" within other operating expenses.

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15.1.2.           Financial liabilities related to Orange Bank transactions (excluding derivatives)

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Payables to customers	3,396	3,685	3,910
Debts with financial institutions	1,103	975	454
Deposit certificate	335	281	143
Other	28	27	27
Total Financial liabilites related to Orange Bank’s activities(1)	4,862	4,968	4,534

(1)  O/w 27 million of euros of non current financial liabilities in 2018, 2017 and 2016.

Debts related to Orange Bank operations are composed of payables to customers and debts with financial institutions.

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Current accounts	2,538	2,800	3,087
Passbooks and special savings accounts	776	716	672
Other	82	169	151
Customers borrowings and deposits	3,396	3,685	3,910
Term borrowings and advances	467	466	454
Securities delivered under repurchase agreements	636	509	-
Total debts with financial institution	1,103	975	454

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15.1.3.           Derivatives of Orange Bank

Derivatives qualified as fair value hedges

The main unmatured fair value hedges at the end of 2018 and put in place by Orange Bank concern the following interest rate swaps:

-337 million euros notional (of which 80 million euros maturing in 2019, 177 million euros maturing between 1 and 5 years and 80 million euros at more than 5 years) hedging a portion of housing loans portfolio. The fair value of these derivatives as at December 31, 2018 is (2) million euros;

-210 million euros of notional hedging a portfolio of inflation-indexed fungible Treasury bonds (Obligation Assimilable du Trésor or OATi), with the same amount and the same maturity in 2023. The fair value of these swaps as at December 31, 2018 is (55) million euros;

-14 million euros notional hedging the securities portfolio, whose fair value as at December 31, 2018 was nearly zero.

The ineffective portion related to those hedging strategies recognized in 2018 income statement is not material.

Trading Derivatives

-Orange Bank put into place a swap with a notional amount of 39 million euros maturing in 2019 to naturally hedge the issuance of a fixed-rate medium term negotiable bond (Bon à Moyen Terme Négociable, or BMTN). The hedging derivative reproduces the performance of the BMTN with a credit institution remunerated at a floating rate. The fair value of this derivative instrument at the end of 2018 is 17 million euros. The net effects of this hedging strategy on the 2017 income statement are not material;

-Orange Bank put into place interest rate swaps, as economic hedges (not designated as hedges under IFRS) of fungible Treasury bonds (Obligation Assimilable du Trésor or OAT) for a total notional total amount of 143 million euros, maturing from 2019 to 2023 and with a total fair value as at December 31, 2018 of (6) million euros. The net effects of this hedging strategy on the income statement are not material;

-Orange Bank put into place futures with a notional amount of 2,025 million euros. The notional amount of these derivatives is only gives an indication of the volume of outstanding contracts on the financial instrument market and does not reflect the market risks associated with such instruments or the nominal amount of the hedged instruments.

15.2.             Information on market risk management with respect to Orange Bank activities

"Orange Bank" operating segment has its own risk management system, in accordance with the French banking regulation. In terms of banking regulation, Orange Bank is under the supervision of the French Prudential Supervision and Resolution Authority (Autorité de contrôle prudentiel et de résolution, or ACPR) and must at all times comply with capital requirements in order to withstand the risks associated with its activities.

Orange Bank’s activities expose it to all of the risks defined by the order of November 3, 2014, relating to the internal control of companies in the sectors of banking, payment services and investment services subject to the control of the ACPR:

-credit risk: risk of loss incurred in the event of default of a counterparty or counterparties considered as the same beneficiary;

-market risk: risk of loss due to movements in market prices;

-operational risk: risk resulting from an inadequacy or a failure due to procedures, staff, IT systems or to outside events, including events that are unlikely to occur but that would imply a risk of material loss. Operational risk includes risks of internal and external fraud;

-interest rate risk: risk related to changes in interest rates on the on-balance sheet and off-balance sheet transactions, excluding, as applicable, transactions exposed to market risks;

-liquidity risk: risk that the company would not be able to meet its commitments or not be able to unwind or offset a position due to the market situation;

-inter-mediation risk on investment service providers: risk of default by a customer or counterparty in the context of a financial instrument transaction in which the company provides a performance guarantee.

The size of the bank and its moderate risk profile led to a choice of standard methods regarding the application of Regulation No. 575/2013 of the European Parliament and Council on June 26, 2013.

Orange Bank does not intervene on complex products. For market operations, the strategy defines, on one hand, the limits implemented and controlled and, on the other hand, the quality of the authorized signatories. In addition, the Bank has defined and regularly tests its business continuity system. The Bank has also undertaken, as completely as possible, the identification and assessment of its operational risks, for which it also follows occurrences.

With regard to regulations, and in particular Titles IV and V of the Order of November 3, 2014, the Bank’s Executive Committee has set, upon recommendation of the Risk Management Division, a risk policy in particular regarding customers and risks, modalities and rules for offering credits and for delegations of authority.

In addition, the Risk Management Department analyzes and monitors risks, carries out the necessary controls and produces reports in several committees: the Credit Committee (management of counterparty risk), Risks and Audit Committee (management of operational risks), ALM Committee (management of market risk and liquidity risk) and the Executive Committee.

15.2.1.           Remaining term to maturity

The following table details the remaining term of Orange Bank’s financial assets and liabilities, calculated on the base of the contractual maturity dates:

-maturity-by-maturity for amortizable transactions;

-for roll-over loans, since renewals cannot be presumed, the renewal dates are taken to be the final maturity date;

-since derivatives are interest rate swaps, they are not subject to any exchange of notional and therefore are not distributed by maturity.

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(in millions of euros)	Note	December 31, 2018	2019	2020 to 2023	2024 and beyond
Investments securities	15.1.1	1	-	1	-
Debt securities	15.1.1	925	222	657	46
Investments at fair value	15.1.1	72	22	50	-
Fixed-income securities	15.1.1	614	104	378	132
Loans and receivables to customers	15.1.1	2,000	471	924	605
Loans and receivables to credit institutions	15.1.1	1,000	914	86	-
Other financial assets and derivatives		97(1)	97	-	-
Total financial assets		4,709	1,830	2,096	783
Payable to customers	15.1.2	3,396	3,386	5	5
Debts with financial institutions	15.1.2	1,103	657	443	3
Deposit certificate	15.1.2	335	153	182	-
Other financial liabilities and derivatives		91(2)	91	-	-
Total financial liabilities		4,925	4,287	630	8

(1)  Including the bank cash collateral paid for 57 million euros and derivatives assets for 17 million euros.

(2)  Including derivatives liabilities for 63 million euros and loan from Orange SA to Orange Bank for 27 million euros.

15.2.2.           Fair value of financial assets and liabilities of Orange Bank

(in millions of euros)	Note	Classification under IFRS 9 (1)	December 31, 2018
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	15.1.1	AC	3,000	3,000	-	3,000	-
Financial assets at amortized cost	15.1.1	AC	614	641	605	36	-
Financial assets at fair value through profit or loss	15.1.1	FVR	152	152	152	-	-
Debt securities	15.1.1	FVOCIR	925	925	862	63	-
Equity securities	15.1.1	FVOCI	1	1	1	-	-
Cash and cash equivalent(2)	15.1.1	AC	553	553	553	-	-
Financial liabilites related to Orange Bank’s activities	15.1.2	AC	(4,862)	(4,862)	-	(4,862)	-
Derivatives, net amount(3)	15.1.3		(46)	(46)	-	(29)	(17)

(1)  "AC" stands for "amortized cost", "FVR " stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)  Includes only cash.

(3)  The classification for derivatives instruments depends on their hedging qualification.

(in millions of euros)	Note	Classification under IAS 39 (1)	December 31, 2017
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	15.1.1	L&R	3,096	3,096	-	3,096	-
Financial assets, excluding derivatives	15.1.1		1,795	1,785	1,482	303	-
Assets held to maturity		HTM	615	605	581	24	-
Assets available for sale		AFS	795	795	730	65	-
Investments at fair value		FVR	171	171	171	-	-
Other		L&R	214	214	-	214	-
Cash and cash equivalent			477	477	477	-	-
Trade payables		LAC	(93)	(93)	-	(93)	-
Debts related to Orange Bank operations	15.1.2	LAC	(4,660)	(4,660)	-	(4,660)	-
Financial liabilities, excluding derivatives		LAC	(308)	(308)	-	(252)	(56)
Derivatives, net amount (2)	15.1.3		(60)	(60)	-	(73)	13

(1)  "HTM" stands for "held to maturity", "AFS" stands for "available for sale", "L&R" stands for "loans and receivables", "FVR" stands for "fair value through P&L", "LAC" stands for "liabilities at amortized costs".

(2)  IAS 39 classification for derivatives instruments depends on their hedging qualification.

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(in millions of euros)	Note	Classification under IAS 39 (1)	December 31, 2016
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	15.1.1	L&R	3,091	3,091	-	3,091	-
Financial assets, excluding derivatives	15.1.1		1,769	1,714	1,251	389	74
Assets held to maturity		HTM	713	658	592	66	-
Assets available for sale		AFS	745	745	659	86	-
Investments at fair value		FVR	237	237	-	237	-
Other		L&R	74	74	-	-	74
Cash and cash equivalent			89	89	89	-	-
Trade payables		LAC	(52)	(52)	-	(52)	-
Debts related to Orange Bank operations	15.1.2	LAC	(4,364)	(4,364)	-	(4,364)	-
Financial liabilities, excluding derivatives		LAC	(170)	(170)	-	(170)	-
Derivatives, net amount (2)	15.1.3		(55)	(55)	-	-	(55)

(1)  "HTM" stands for "held to maturity", "AFS" stands for "available for sale", "L&R" stands for "loans and receivables", "FVR" stands for "fair value through P&L", "LAC" stands for "liabilities at amortized costs".

(2)  IAS 39 classification for derivatives instruments depends on their hedging qualification.

15.3.             Orange Bank’s unrecognized contractual commitments

As at December 31, 2018, Orange Bank is not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned below.

Commitments given

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Financing commitments (1)	444	465	562
Guarantee commitments (2)	12	17	21
On behalf of banks	8	9	11
On behalf of customers	4	8	10
Property lease commitments	37	31	35
Total	493	513	618

(1)  Includes 117 million euros of documentary credits and 327 million euros of confirmed credit lines.

(2)  Given to credit institutions and customers.

Commitments received

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Guarantee commitments	834	778	744
Received from banks (1)	681	577	533
Received from customers	153	201	211
Total	834	778	744

(1)  Relates to guarantees received in order to counter-guarantee the distributed loans.

Assets covered by commitments

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Assets pledged as security to lending financial institutions as guarantees for bank loans	715	838	1,365
Total	715	838	1,365
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Note 16.    Litigation

This note presents all of the significant disputes in which the Group is involved with the exception of liabilities relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions. These disputes are described, respectively, in Notes 9 and 6.2.

As at December 31, 2018, the provisions for risks recorded by the Group for all the disputes (except those presented in Notes 9 and 6.2) amounted to 572 million euros (versus 779 million euros at December 31, 2017 and 537 million euros at December 31, 2016). Orange believes that any disclosure on a case-by-case basis could seriously harm the Group’s position, but provides details of the provisions recorded by category of litigation as reflected below. The balance and overall movements on provisions are presented in Note 5.2.

(in millions of euros)	Note	December 31, 2018	December 31, 2017	December 31, 2016
France Litigations (1)	16.1	505	555	301
Spain Litigations	16.2	21	26	34
Europe Litigations	16.3	34	185	183
Other entities Litigations		12	13	19
Total		572	779	537

(1)  Includes provisions affecting France, Enterprise and International Carriers & Shared Services.

A number of claims have been made against Orange by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order and a sanction. If the claims are upheld, Orange may also be ordered to pay fines that in theory can reach up to 10% of the Group’s revenues. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

16.1.             Litigation in France

Litigations related to competition law

Mobile services

-In parallel with the judicial inquiry for which on December 17, 2015 a final verdict was reached by the French Competition Authority fining Orange 350 million euros for employing four anti-competitive practices in the Enterprise segment of market and imposing injunctions to immediately restore competition in the market, SFR brought an action on June 18, 2015, for damages suffered because of Orange’s practices. After having first provisionally estimated its damages at 512 million euros, SFR raised its claim in September 2018 to 2.8 billion euros. Given the decision of December 17, 2015, the Group believes this claim represents a risk, insofar as any right for SFR to be indemnified remains subject to SFR proving that it suffered actual damage as a result of the sanctioned practices. In the wake of this decision, Verizon, BT Group, Nerim, Céleste and Adista also brought actions against Orange before the Paris Commercial Court for damages. The parties mutually withdrew in the Nerim and Verizon cases. To date, the claims of BT, Celeste and Adista represent a total of 222 million euros. These cases are being examined by the judge before trial. The level of these claims is not motivated with regard to the actual activity of these companies on French territory. Orange has re-evaluated the risk in light of the course of the proceedings.

-On May 19, 2016, the Paris Court of Appeal upheld the scope of the practices addressed by the December 13, 2012 decision by the French Competition Authority, which had imposed a fine of 117 million euros against Orange SA and 66 million euros against SFR for having implemented, as part of their abundance offers launched in 2005, excessive price discrimination between calls made within their own networks and calls made to competitor networks, but reduced the fines by 20% on the grounds that the practice had never been previously identified by the Authority. The French Competition Authority reimbursed Orange 23 million euros in June 2016. Since the parameters sanctioning the practice were not challenged, Orange filed an appeal, which was dismissed. The dispute is now closed.

Following the decision of the French Competition Authority in connection with this case, in June 2013 Oméa Telecom (Virgin Mobile and Tele2 Mobile), Euro-Information Telecom (NRJ Mobile) and Outremer Telecom each brought an action against Orange before the Commercial Court of Paris for losses allegedly suffered because of the sanctioned practices. On November 3, 2016 the Commercial Court officially acknowledged the withdrawal of Oméa Telecom. Euro-Information Telecom and Outremer Telecom now provisionally claim 40 million euros in total. At this stage, Orange has re-evaluated the risk in light of the course of the proceedings.

-Concurrently to their complaints filed with the French Competition Authority, regarding practices of Orange in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana, for which Orange was definitively ordered to pay a fine of 60 million euros, Digicel and Outremer Telecom initiated before the Paris Commercial Court respectively in March 2009 and October 2010, legal actions for alleged damages stemming from these practices, in an amount which Digicel assessed at 494 million euros and Outremer Telecom at 75 million euros. On March 16, 2015, the Paris Commercial Court ordered Orange to pay 8 million euros to Outremer Telecom. Orange paid this amount and appealed the decision. On May 10, 2017, the Court of Appeal of Paris reduced to 3 million euros the amount of the penalty, noting inter alia that the damages should be discounted at the statutory rate of interest. On December 18, 2017 the Commercial Court of Paris ordered Orange to pay to Digicel the sum of 180 million euros, discounted from March 2009 until the date of payment at a rate of interest higher than that adopted by the Paris Court of Appeal in the Outremer Telecom litigation, or a total of approximately 346 million euros. Orange filed an appeal and, at the same time, obtained from the Paris Court of Appeal on February 6, 2018, the right to escrow the

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amount of the penalty until the court ruled on the merits of the case. Orange has re-evaluated the risk in light of the course of the proceedings. On April 17, 2018, Digicel petitioned the Paris Court of Appeal to dispute the amount of the escrow made by Orange in application of the judgment of the Commercial Court of Paris. The Court confirmed the amount of the escrow by a ruling dated October 10, 2018.

Fixed-line services

-In 2010, the Numericable group initiated proceedings before the Commercial Court of Paris and before the Court of Arbitration of the International Chamber of Commerce of Paris (ICC), aimed at compensating damage that would to amount to nearly 3.1 billion euros, caused by an alleged de facto termination of the agreements signed with Orange at the time of the sale of its cable networks. On February 25, 2013, the ICC definitively rejected all claims amounting to 542 million euros with respect to the 2004 use agreements; and on June 2014, the Paris Court of Appeal upheld the judgment dismissing all Numericable’s claims amounting to 2,583 million euros with respect to the 1999 and 2001 use agreements. Furthermore, the Court of Appeal acknowledged the abusive nature of Numericable’s action. However, on February 2, 2016, the French Supreme Court canceled the Court of Appeal’s decision for having considered that the ICC’s award in favor of Orange could be invoked against Numericable when the case submitted to the Court of Appeal involved separate agreements. Numericable has filed an appeal before the Paris Court of Appeal. In a judgment of June 16, 2017, the Paris Court of Appeal confirmed its rejection of Numericable’s claims. Numericable has brought its case to the French Supreme Court.

-On February 3, 2010, SFR, then, on November 10, 2010, Verizon, summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 0.5 million euros with respect to services provided in 2008. Orange paid this amount in 2013. SFR and Verizon filed appeals against these decisions and claim respectively 49 million euros for interconnection services in 2006 and 2007 and 41 million euros for wholesale access or interconnection services from 2006 to 2008. On December 4, 2015, the Paris Court of Appeal dismissed all of SFR’s claims and confirmed the first instance court’s decision and on September 27, 2017 the French Supreme Court rejected SFR’s appeal. In addition, on April 28, 2017, the Paris Court of Appeal dismissed Verizon completely and reversed the compensation of 0.5 million euros for services provided in 2008. Verizon lodged an appeal before the French Supreme Court.

-On April 24, 2012, SFR brought an action against Orange SA before the Paris Commercial Court denouncing its retail offers for the secondary residences market and claiming 257 million euros for the loss allegedly suffered. On February 12, 2014, the Court held that Orange had abused its dominant position and ordered it to pay 51 million euros in damages to SFR. On October 8, 2014 the Paris Court of Appeal nullified this decision, ruling inter alia that SFR had not established the existence of a relevant market limited to secondary residences; but in a ruling of April 12, 2016 the French Supreme Court reversed the ruling of the Court of Appeal, on the grounds that the court had not sufficiently defined the markets. Following that decision, Orange had to pay 53 million euros to SFR pursuant to the trial court’s judgment. On June 8, 2018, the Court of Appeal sentenced Orange to pay 54 million euros. Orange paid the balance following the cancellation of the previous ruling from the Court of Appeal and appealed to the French Supreme Court.

Other proceedings

-Lectiel has for many years demanded recognition of a damage to it which would have resulted from the refusal of Orange to put at its disposal free of charge its directories database and its daily update of same. Before the Paris Court of Appeal, Lectiel increased its claim to 4.7 billion euros. On May 27, 2015, the Court ruled that Orange’s practices justified compensation and appointed an expert with the limited mission of assessing the amount of damages possibly suffered by Lectiel solely on the direct marketing segment of the market and only during the period from 1991 to 1998. The Supreme Court dismissed Orange’s appeal of this decision. On June 7, 2017, the expert submitted his report and assessed the damages to Lectiel at 6 million euros. On April 11, 2018, the Paris Court of Appeal sentenced Orange to pay 3 million euros of damages to Lectiel due to the harm suffered by it because of the refusal of Orange to put at its disposal free of charge its directories database and daily update. Orange executed the ruling and the matter is now closed.

-In June 2018, Free brought summary proceedings against Orange before the presiding judge of the Paris Commercial Court, aiming to prohibit some of its mobile phone offers proposing mobile handsets at attractive prices accompanied by a subscription package, on the grounds that they constituted consumer credit offers. The case is currently being investigated by the judges deciding on the merits of the case.

16.2.             Litigation in Spain

-On December 20, 2012, following the conclusion of a sanction procedure against Telefónica, Vodafone and Orange Espagne, the Spanish Market and Competition Commission (CNMC) ordered the three operators to pay a fine of 120 million euros, including 30 million euros for Orange Espagne, for abuse of their dominant position in the call origination and termination market between 2000 and 2009 by setting abnormally high rates for text messaging. On May 24, 2013 Orange obtained a stay of this decision. On September 1, 2017 the Madrid Court of Appeal voided the fines imposed on the operators. The Spanish Competition Commission (CNMC) filed an action before the Spanish Supreme Court, which was dismissed on December 21, 2018. As no further appeal is possible, the fine is therefore definitively canceled.

-On March 11, 2014, at the conclusion of the judicial investigation of the complaint brought by BT Group against the practices of Orange, Telefónica and Vodafone in the wholesale markets of the Spanish mobile phone segment, the CNMC considered that the MVNOs were able to replicate the retail offers of these operators and rejected the complaint. The BT Group lodged an appeal against the decision. The Spanish Supreme Court definitively rejected the appeal from BT Group in October 2018.

16.3.             Litigation in Europe

Poland

-On December 17, 2015, the General Court of the European Union upheld in its entirety the decision of the European Commission of June 22, 2011 that imposed a fine of 128 million euros on Orange Polska for abusing its dominant position in the wholesale market for broadband Internet access in Poland by employing practices intended to prevent effective access to the market by alternative operators. Orange Polska filed an appeal with the European Court of Justice, which was dismissed on July 25, 2018.

-In 2011, the Polish Competition Authority (UOKiK) sanctioned the four major Polish mobile operators, including Orange Polska, for collusion to delay the development of new services in the mobile

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-television market. This sanction was nullified in 2015 by the Court for the protection of competition and consumers. In 2017, the Court of Appeal dismissed the appeal of the UOKiK, who appealed to the Supreme Court. On November 26, 2016, the company Magna Polonia brought suit jointly and severally against the operators in the Warsaw Commercial Court and claimed 618 million zlotys (148 million euros) for the damages it allegedly sustained due to these practices.

-In 2013, the UOKiK opened an investigation on the country’s three main mobile operators, including Orange Polska, for abuse of a dominant position in relation with the retail rates imposed by these three operators on the calls made to the network of P4. On January 2, 2018, UOKiK suspended the proceeding against the three operators as there were no longer anti-competitive grounds. In addition, in 2015 P4 issued two claims for damages for a total amount of 574 million zlotys (137 million euros) against the three operators jointly, with the aim of indemnifying the loss allegedly suffered in relation to the contested pricing practices.

Romania

-On February 15, 2011, the Romanian Competition Council imposed a fine of 35 million euros on Orange Romania for abuse of a dominant position in refusing to conclude an interconnection agreement with Netmaster. In compliance with local rules, 30% of the amount of the fine was deposited into an escrow account. On June 11, 2013, the Bucharest Court of Appeal upheld Orange Romania’s claims and canceled the fine. However, on June 3, 2014, the Romanian High Court of Justice reversed the Court of Appeal’s decision for not having conducted a proper analysis of the facts characterizing an abuse of a dominant position. The case was referred to the Court of Appeal of Bucharest, which ruled that the arguments of Orange Romania were not valid and dismissed the case. Orange Romania has appealed to the Supreme Court. On March 30, 2018 and after seven years of appeals, the Supreme Court definitively confirmed the condemnation of the practices of Orange Romania concerning international interconnection, but partially canceled the decision of the Council concerning the limitations of traffic to the detriment of Netmaster in November 2004. As a result, the fine was reduced to 24 million euros.

-On March 29, 2016, investigators from the Romanian Competition Council made an investigation at the headquarters of Orange Romania, concerning possible discriminatory practices in the mobile payment and advertising markets. Following the investigation, the Competition Council sentenced Orange Romania, on December 18, 2018 to a fine of 65 million leu (approximately 14 million euros). This decision will be communicated to Orange Romania within 120 days following the decision, namely no later than April 17, 2019. From reception of the decision, Orange Romania will have a deadline of 30 days to lodge an appeal.

16.4.             Litigation in other entities

Middle East and Africa

-In September 2008 and December 2009, the Egyptian National Telecommunications Regulatory Authority (NTRA), following a complaint filed by Telecom Egypt (TE), issued two decrees imposing interconnection rates different from those set in the bilateral agreements between TE and Orange Egypt. In June 2010, the administrative courts granted Orange Egypt a stay of execution of these decrees until the issuance of a decision on the merits of the case. However, on June 21, 2016, the Administrative Court of Cairo ruled that the decrees from NTRA were valid. In August 2016, Orange Egypt filed an appeal with the Administrative Court of the Egyptian State Council. This appeal is not suspensive. The Supreme Administrative Court has not yet handed down a decision. The next hearing date is March 9, 2019.

-The partnership between Korek Telecom and Orange/Agility is the subject of several disputes described in Note 14.2.

16.5.             Litigation related to banking activities

-Orange Bank is the object of two historic lawsuits whereby the plaintiffs claim in total about 480 million euros in financial damages that they allege to have suffered. As Orange Bank believes these claims to be without merit and is contesting them strongly, the Group has recognized no financial liability.

16.6.             Other Group litigation

Other than proceedings that may be initiated in respect of tax audits (see Note 9), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending, suspended or threatened, of which Orange is aware of, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

Note 17.    Subsequent events

Bond issue

On January 15, 2019, Orange issued:

-650 million euros maturing in January 2022 bearing interest of 0.5%;

-1,250 million euros maturing July 2024, bearing interest of 1.125%;

-1,250 million euros maturing in January 2029 bearing interest of 2%;

-750 million pounds sterling maturing in January 2032 bearing interest of 3.25%.

Acquisition of SecureData

On February 1, 2019, Orange announced the acquisition of 100% of the capital of the SecureData Group and its subsidiary SensePost. SecureData is the largest independent supplier of cyber security services in the United Kingdom, the biggest market in Europe.

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Note 18.    Main consolidated entities

At December 31, 2018, the scope of consolidation consisted of 423 entities.

The main changes in the scope of consolidation in 2018 are set out in Note 3.

As regards subsidiaries with minority interests:

-financial statements for Orange Polska Group, Sonatel Group, Jordan Telecom Group, Orange Belgium Group and Business & Decision Group are respectively published to the Warsaw Stock Exchange, the Regional Stock Exchange (BRVM), the Amman Stock Exchange, the Brussels Stock Exchange and the Paris Stock Exchange, those companies being quoted;

-the others subsidiaries are not significant compared to Orange’s financial data. Consequently, financial information is not presented for these subsidiaries in the notes to Orange’s consolidated financial statements.

Pursuant to ANC Regulation No. 2016-09 of December 2, 2016, the complete list of the companies included in the scope of consolidation, the companies left out of the scope of consolidation and the non-consolidated equity investments, is available on the Group’s website (https://www.orange.com/en/Investors/Regulated-information).

The list of the principal operating entities shown below was determined based on their contributions to the following financial indicators: revenue and reported EBITDA.

Company		Country
Orange SA	Parent company	France
Main consolidated entities
France	% Interest	Country
Orange SA - Business Unit France	100.00	France
Orange Caraïbe	100.00	France
Générale de Téléphone	100.00	France
Spain	% Interest	Country
Orange Espagne and its subsidiaries	100.00	Spain
Europe	% Interest	Country
Orange Belgium	52.91	Belgium
Orange Communications Luxembourg	52.91	Luxembourg
Orange Moldova	94.42	Moldova
Orange Polska and its subsidiaries	50.67	Poland
Orange Romania	99.20	Romania
Orange Slovensko	100.00	Slovakia
Africa & Middle East	% Interest	Country
Orange Burkina Faso	86.44	Burkina Faso
Orange Cameroon	94.40	Cameroon
Orange RDC	100.00	Congo
Orange Côte d’Ivoire	72.87	Côte d’Ivoire
Orange Egypt for Telecommunications and its subsidiaries	99.96	Egypt
Orange Guinée (1)	38.17	Guinea
Orange Bissau (1)	38.10	Guinea-Bissau
Jordan Telecom and its subsidiaries	51.00	Jordan
Orange Mali (1)	29.65	Mali
Médi Telecom	49.00	Morocco
Sonatel (1)	42.33	Senegal
Sonatel Mobiles (1)	42.33	Senegal
Enterprise	% Interest	Country
Orange SA - Business Unit Enterprise	100.00	France
Globecast Holding and its subsidiaries	100.00	France
Orange Business Services SA and its subsidiaries	100.00	France
Business & Decision and its subsidiaries	88.20	France
Basefarm and its subsidiaries	100.00	Norway
Orange Business Services Participations and its subsidiaries	100.00	United Kingdom
International Carriers & Shared Services	% Interest	Country
Orange SA - Business Unit IC&SS	100.00	France
FT IMMO H	100.00	France
Orange Marine	100.00	France
Orange Studio	100.00	France
OCS	66.67	France
Orange Brand Services	100.00	United Kingdom
Orange Bank	% Interest	Country
Orange Bank	65.00	France

(1)  Orange SA controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders’ agreement as supplemented by the Strategic Committee Charter dated July 13, 2005 (Orange SA owns and controls 100% of Orange MEA, which owns and controls 42.33% of Sonatel Group).

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Note 19.    Auditors’ fees

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of fees of the auditors of the parent company and their partner firms in respect of the fully consolidated subsidiaries.

(in millions of euros)	Audit and related services					Other services rendered by auditors’ networks to fully-consolidated subsidiaries	Total
	Statutory audit fees, certification, auditing of the accounts		Services required by the law		Sub-total
	o/w issuer		o/w issuer
EY
2018	10,6	5,4	0,3	-	10,8	0,4	11,3
%	94%	48%	2%	-	96%	4%	100%
2017	11,6	7,1	0,0	0,0	11,6	0,6	12,2
%	95%	58%	0%	0%	95%	5%	100%
2016	9,2	4,9	0,1	0,0	9,3	0,6	9,9
%	93%	49%	1%	0%	94%	6%	100%
KPMG
2018	10,9	6,3	0,5	0,3	11,4	0,1	11,5
%	95%	55%	4%	2%	99%	1%	100%
2017	11,4	6,9	0,3	0,2	11,7	0,1	11,8
%	97%	58%	3%	2%	99%	1%	100%
2016	9,2	5,4	0,5	0,2	9,7	0,1	9,8
%	94%	55%	5%	2%	99%	1%	100%

The services provided by the statutory auditors were authorized pursuant to the rules adopted by the Audit Committee and updated each year since October 2016. No tax services were rendered to the Group by the networks of the statutory auditors of the parent company.

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

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[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

4.2.          Employment-related consequences of our activities

Employee information is essentially taken from the Orange Group’s HR reporting system which sorts information by gender and social-professional category. These data are complemented by those taken from the Group’s financial reporting tool. For the fourth year in a row, Orange received the "Top Employer Global" certification in February 2019, being recognized as deploying the best policies and practices in terms of human resources.

4.2.1.           Employment

General changes in the number of Group employees

At the end of 2018, the Group had 150,711 active employees, of whom 147,123 were on permanent contracts and 3,588 on temporary contracts. Permanent contracts were down 2.6% (i.e. down 3,919) on a pro forma basis, and temporary contracts were up 2.9% (i.e. up by 100). These changes were different in different areas.

In France, the Orange group scope underwent several changes during 2018: the transfer of the employees of Equant France (previously accounted for on an international basis, where Equant revenues are consolidated) to Orange SA; the acquisition of Business et Decision group (an added 1,390 permanent contracts) and of Enovacom (another 130 permanent contracts) in Orange Business Services, of V3D in the TGI division, and of ID2S and NOWCP in Corporate Finance. In this regard, the French scope of companies included 90,214 permanent employees at year end 2018, down 981 in historical terms and down 3,901 or -4.1% on a pro forma basis. This reduction was felt chiefly at Orange SA (reduction of 4,332 permanent contracts, or -5.1%), while the permanent contracts in the French subsidiaries rose 4.5% (up 431).

The international scope of companies also changed in 2018 with the transfer of the Equant France employees to Orange SA, the consolidation of the Business et Decision group (755 permanent contracts added) and the Basefarm group (adding 571 permanent contracts) in the Orange Business Services division, as well as that of Republica de Communicaciones Moviles (another 23 permanent) in Orange Espagne. At December 31, 2018, 56,909 permanent employees worked there, their number having stayed generally stable both historically and proforma (-18 permanent contracts). This stability internationally hides some actual differentiation:

-Spain showed an increase in permanent contracts (up 389 or +5.6% pro forma);

-conversely, Europe posted a decrease (down -1,012 permanent contracts, or -4.7% pro forma), attributable to the change in headcount at Orange Polska (-1,357 permanent contracts or -9.4% pro forma), partly offset by growth in the other countries in the region, driven by Romania and Slovakia;

-the Middle East & Africa also showed a decrease in the permanent workforce between 2017 and 2018 (down 396 permanent contracts, or -2.7% pro forma), primarily the result of a decrease in Egypt (-9.0%) and Madagascar (-11.5%);

-finally, for OBS International, permanent employees continue to increase (+784 permanent employees, or +6.6%), mainly in emerging markets (Egypt, India, Mauritius).

In terms of average full-time equivalent employees (the monthly average over the year), the Group’s internal workforce was 135,943 FTE at December 31, 2018. It thus showed a decline of about 3,500 FTE (-2.5%) on a pro forma basis, a trend led by France (-4.3%).

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Number of employees - active employees at end of period	2018	2017	2017 (pro forma)	2016
Orange SA	81,257	84,246	84,246	88,092
French subsidiaries	10,628	8,513	10,076	8,126
Total France (1)	91,885	92,759	94,322	96,218
International subsidiaries (1)	58,826	58,797	60,208	58,984
Group total	✔✔ 150,711	151,556	154,530	155,202

(1)  Scope of financial consolidation: a company is assigned to the scope over which its revenues are consolidated.

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Employees by contract type	2018	2017	2017 (pro forma)	2016
Permanent contracts	147,123	148,122	151,042	151,491
Temporary contracts	3,588	3,434	3,488	3,711
Group total	✔✔ 150,711	151,556	154,530	155,202

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Employees by business line	2018	2017	2016
Customers	49.7%	49.3%	48.9%
Innovation	2.4%	2.4%	2.3%
Support functions	13.3%	13.6%	13.1%
Content & multimedia	0.3%	0.4%	0.4%
Information systems	9.7%	9.4%	9.1%
Network	22.5%	23.4%	23.9%
Others	2.1%	1.5%	2.3%
Group total (1)	100.0%	100.0%	100.0%

(1)  The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

Employees by gender	2018	2017	2016
Women	36.1%	36.1%	36.1%
Men	63.9%	63.9%	63.9%
Group total (1)	✔✔ 100.0%	100.0%	100.0%

(1)  The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

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Employees by age	2018	2017	2016
Under 30	13.2%	12.4%	12.5%
Between 30 and 50	53.7%	52.5%	51.2%
Over 50	33.1%	35.1%	36.3%
Group total (1)	✔✔ 100.0%	100.0%	100.0%

(1)  The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

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Employees by geographical area (1)	2018	2017	2016
France	60.9%	62.1%	62.9%
Spain	3.8%	3.6%	3.4%
Poland	9.0%	9.9%	10.3%
other European countries	8.3%	7.3%	6.8%
Africa	11.6%	11.2%	10.7%
Asia-Pacific	4.0%	3.7%	3.5%
North and South America	2.4%	2.2%	2.4%
Group total (2)	✔✔ 100.0%	100.0%	100.0%

(1)  The presentation was revised so as to be exclusively geographical (previously it included organizational units in certain combinations).

(2)  The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

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At December 31, 2018 the Group had 3,588 employees on fixed-term contracts, nearly 50% of whom were in France. Between 2017 and 2018 this population increased 2.9% in pro forma data (or 100 more fixed-term contracts), a trend mainly driven by France.

This additional workforce, which represents 2.4% of the headcount at December 31, 2018 (versus 2.3% at year-end 2017, pro forma) remains marginal and is called on primarily (over 60% of the time) for customer-related activities (basically Retail sales and customer service).

Recruitments and departures

Number of permanent external hires	2018	2017	2016
Orange SA	1,701	1,542	2,084
French subsidiaries	1,503	1,197	903
Total France (1)	3,204	2,739	2,987
International subsidiaries (1)	7,948	7,176	7,214
Group total	✔✔ 11,152	9,915	10,201

(1)  Scope of financial consolidation: a company is assigned to the scope over which its revenues are consolidated.

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The number of outside hires by the Group on permanent contracts in 2018 was 11,152, up 12% from 2017.

Over 3,200 people were hired in France (or 465 more than in 2017, up 17%). Anticipating the impact of people retiring, they were hired to meet the future skills needs of the business and will help further its transformation. Although they mostly work in customer relations, these hires include a growing fraction of white collar workers, increasingly experienced, especially in cyber security or consulting and systems integration in data and digital.

Internationally, there were 7,948 hires in 2018 versus 7,176 in 2017 (up by 772 or +11%), With over 60% in customer relations, they can replace people leaving and their skills and enable Orange to adapt resources to changes in its activities. This increase was primarily driven by OBS internationally (Equant). Its group of companies represents over 25% of total Group hires internationally, having grown 27% (from about 500) since 2017, these hires occurred mostly in India, Egypt and Mauritius.

Number of permanent employee resignations	2018	2017	2016
Orange SA	178	137	126
French subsidiaries	571	375	297
Total France (1)	749	512	423
International subsidiaries (1)	4,847	4,107	3,729
Group total	✔✔ 5,596	4,619	4,152

(1)  Scope of financial consolidation: a company is assigned to the scope over which its revenues are consolidated.

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Number of permanent employee dismissals	2018	2017	2016
Orange SA	43	39	38
French subsidiaries	39	51	40
Total France (1)	82	90	78
International subsidiaries (1)	2,005	1,908	2,349
Group total	✔✔ 2,087	1,998	2,427

(1)  Scope of financial consolidation: a company is assigned to the scope over which its revenues are consolidated.

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There were ✔✔ 15,065 final departures of permanent employees of the Group in 2018 (compared with 13,420 in 2017), a 12% increase. This trend was seen both in France and internationally in similar proportions.

In France, the 7,124 departures in 2018 represent 869 more than in 2017 (6,255 in 2017, or +13.9%); half of this increase was due to the higher number of retirements (nearly 80% of departures) in line with the demographic structure of the eligible populations (5,602 retirements in 2018 versus 5,138 in 2017, or an increase of 9% which is in line with forecasts). Resignations also increased, with 237 additional departures (749 versus 512 in 2017), half of which involved employees of companies that joined the Group in 2018.

For its part, the international division showed an increase of 777 departures (up +10.8%) on an historical basis, compared to 2017 (7,941 departures in 2018 versus 7,165 in 2017), a trend directly linked to the increase in resignations (up 18.0%) found in all divisions with the exception of Europe and Spain.

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Professional integration of young people

Professional integration - Group in France (1)	2018 (4)	2017	2016
Number of new intern students received during the year (2)	2,617	2,691	2,614
Number of work-based learning contracts signed during the year (3)	3,535	3,516	3,690

(1)  Orange SA and its subsidiaries with workforces in France.

(2)  Applies to students who have signed their internship agreement during the year.

(3)  Apprenticeship and professional-track contracts.

(4)  Numbers given for 2018 are provisional.

The 2018 fiscal year was the last in the period covered by the 2016-2018 inter-generational agreement signed on December 23, 2015 with the trade unions. Just as in the two previous years, commitments were met in full: there were 4,887 employees on work-study contracts at December 31, and over 3,530 of them joined the Group in 2018. More than 2,600 interns were also welcomed during the year. Representing 5.4% of permanent contracts at end-December, the professional integration rate in France remains high above Orange commitments to the trade unions and legal obligations (5%).

Wishing to have these young work-study participants and interns continue to be part of the Group, the Group gives them a prominent place in external permanent hires in France. Thus, over 3,000 of them have taken advantage of that since 2016 (including over 900 in 2018), the Group having committed to a minimum of 1,800.

Orange is concerned that its commitment to the inclusion of young people be long term and therefore on December 12, 2018 signed a new inter-generational agreement with the unions for 2019-2021. It thus provides for having at least 4,000 employees on average on work-study contracts within the Group in France, and at least 2,150 employees on work-study contracts as well as 2,400 interns each year throughout the period.

External workforce

Interim employees - Group France (1)	2018 (3)	2017	2016
Amount of payments made to external companies for employee placement (in millions of euros)	40.7	35.6	29.7
Monthly average number of temporary workers (2)	855	756	670

(1)  Scope of financial consolidation: excludes companies with employees in France but whose revenues are consolidated under the "international" business consolidation scope.

(2)  Calculation of interim employee expenses recorded in France Group’s results.

(3)  Numbers given for 2018 are provisional.

Temporary work is used during temporary increases in activity, particularly the launch of new products and services, as well as sales campaigns and promotional offers.

Presented in full-time equivalents (FTE) and as a monthly average over the year. In 2018, it is used mainly in commercial areas, particularly for retail customers and, to a lesser extent, for sales and services to business customers. Less important on network activities, it accounted for only a small volume on information systems. It increased compared to 2017, on both a historical (up 13.1%) or pro forma (up 12.6%) basis, bolstered by retail distribution activities.

The Group recommends using interim employees rather than workers on temporary contracts for assignments shorter than two months. This external labor represented 0.8% of the Group’s total workforce in France in 2018.

Outsourcing

Outsourcing - Group France (1)	2018 (2)	2017 (3)	2016
Amount of subcontractors (in millions of euros)	2,529.9	2,227.5	2,150.0
Full-time equivalent workforce (monthly average) (4)	31,100	29,196	29,384

(1)  Scope of financial consolidation: excludes companies with employees in France but whose revenues are consolidated under the "international" business consolidation scope.

(2)  Numbers given for 2018 are provisional.

(3)  2017 values have been updated.

(4)  Calculation of outsourcing expenses posted in the statutory financial statements of companies in the Group France consolidation scope.

The use of employees belonging to external companies takes the form of service contracts.

In France, it is used mainly in the networks in relation to technical work (on networks and on customers’ premises), studies, engineering, architecture as well as in customer relations and customer services (Retail Services). It is also present in the information systems area, regarding design, development and integration.

The use of outsourcing represented 31,100 full-time equivalent employees (as a monthly average over the year) at the end of December 2018, compared with a pro forma of 29,683 FTE one year earlier, for an increase of 4.8%. This external labor accounted for 28% of the total Group France workforce (Orange SA and Group subsidiaries active in France). This upward trend is half due to the efforts deployed by the Group to pursue the development of fiber (very high-speed network production and, to a lesser degree, customer connections). This trend is also seen in maintenance activities and, to a lesser extent, in Business customer services, tied to the change in business volume.

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4.2.2.           Compensation

Compensation policy

Group guidelines on compensation policy closely mirror local conditions so as to encourage employees to endeavor individually and collectively to achieve operational objectives, through their individual commitment and team spirit.

Thus, compensation and recognition can take many forms, both monetary and non-monetary, including social benefits, with a view to offering employees a motivating overall package. It is based primarily on:

-the fixed compensation, which recognizes the skills and responsibilities of the employee in his professional activity, and his contribution to the Group;

-the variable portion, which rewards individual and group performance, through the achievement of both quantitative and qualitative targets in the service of sustainable customer satisfaction;

-collective compensation plans, including incentive bonuses and profit-sharing in France, which reward collective success and ensure that the value created by the Company is shared with its employees;

-benefits programs, covering health, death and disability insurance, savings and retirement, in addition to non-monetary items, which are intended to meet employees’ specific needs and are socially responsible solutions that also develop a sense of belonging to the Company. Employee shareholding programs are another part of this purpose, and help to increase employees’ share in the Group’s capital.

The compensation policy of the Group’s various business units is measured and monitored closely with the Finance Department, and must take account of local conditions, notably legal obligations, the macroeconomic environment, employee turnover, and compensation policies observed elsewhere in the market.

In France, studies carried out by the Internal Compensation Survey showed consistency in the compensation practices across all of the Group’s companies, and compensation practices in line with the rest of the market:

-managers and supervisory staff benefit from half-yearly individual variable compensation based on achieving the targets of the Group’s major programs and their own personal targets;

-all employees receive additional compensation related to performance criteria or results through corporate incentive agreements and the Group’s profit-sharing agreement in France.

Compensation - Orange SA	2018 (1)	2017	2016
Gross average monthly compensation (in euros)	4,213	4,083	3,977
Men	4,329	4,196	4,093
Women	4,012	3,885	3,771

(1)  Numbers given for 2018 are provisional.

Incentives and profit-sharing agreements

Incentives

Incentive agreements are signed by each company in France. They give the Company’s employees a collective stake in its results. In 2018, 25 of the Group’s French companies were covered by an incentive agreement. These agreements are based mostly on a financial indicator and operating priorities, including the quality of service provided to customers. When targets are achieved, the percentage of payroll paid out as the incentive bonus is usually around 4%.

Under the new agreement at Orange SA for 2018 to 2020, the incentive bonus is based primarily on achieving an operating performance indicator (growth in revenue, control of operating expenses and optimization of investments in all markets), and this is weighted 65%. This indicator is supplemented with a indicator of the service quality offered to customers (a measure of customer satisfaction in all areas and all markets), weighted 30%, plus a CSR indicator related to the limitation of electrical energy consumption, weighted 5%.

Incentive bonuses representing 4.77% of wages were paid in respect of 2017 in May 2018. For an average yearly salary of 49,000 euros, the individual incentive bonus came to 2,390 euros.

For 2018, a provision for exceeding the operating performance, service quality and energy management targets was recognized at December 31, 2018.

(in millions of euros)	2018	2017	2016
Orange SA incentives	180 (1)	200 (2)	190
Additional Orange SA incentives	16

(1)  Amount funded at December 31, 2018.

(2)  Updated 2017 amount.

Profit-sharing

An employee profit-sharing agreement was signed with the trade unions in June 2013 in France, replacing the previous agreement. This agreement applies to the employees of Orange SA and its majority-owned French subsidiaries.

Using a dispensatory calculation formula, the special profit-sharing reserve of each company is equal to 4% of its operating income (French standard), and the Group’s profit-sharing reserve amounts to the sum of the positive special profit-sharing reserves of the companies that are party to the agreement.

The Group’s special profit-sharing reserve is distributed to eligible employees, 20% based on hours worked and 80% in proportion to their annual gross salary. Employees may choose whether their individual amounts are paid to them directly or deposited in the Group Savings Plans.

The following table shows the amount of profit-sharing distributed over the last three years under the Group profit-sharing agreement.

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(in millions of euros)	2018	2017	2016
Special profit-sharing reserve of the Group	148 (1)	150 (2)	154

(1)  Amount funded at December 31, 2018; including 144 million euros funded in the Orange SA accounts.

(2)  Updated 2017 amount.

The Orange Vision 2020 free share award plan

The Orange Board of Directors decided on October 25, 2017 to launch a free share award plan with performance conditions: Orange Vision 2020. This plan is intended to recognize the contribution of employees to the success of the Essentials2020 strategic plan. It also aims to increase the Group’s employee shareholding.

A total of 9.1 million shares were awarded to 141,000 employees in 49 countries as well as the monetary equivalent of 1.7 million shares to 3,000 employees in 38 countries. Final vesting of the shares, or monetary equivalent depending on the case, is subject to the employee being present in the workforce from September 1, 2017 to December 31, 2019 and on the fulfillment of two financial indicators:

-50% linked to organic cash flow;

-50% to adjusted EBITDA.

Performance is measured each year compared to the budgets for the 2017, 2018 and 2019 fiscal years.

At least 50% of the award is guaranteed, regardless of the results, in recognition of the commitment of the employees.

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4.2.4.           Social dialogue

Organization of social dialogue

Worldwide

The Worldwide Works Council was created under an agreement signed on June 23, 2010 with the goal of developing the social dialogue with all employees, providing representation and a common body of information across the Group, including details of the overall business strategy and transnational projects beyond Europe.

The Worldwide Works Council is comprised of 31 members representing 22 countries across the world with more than 400 employees each. It meets once a year at the initiative of the Group’s Chairman & CEO, or of his representative, the Group’s Human Resources Director.

The employee representatives are trade union representatives, representatives appointed by elected employee forums, and employee representatives appointed through a democratic process in accordance with rules determined locally.

In Europe

The European Works Council is a forum for discussion and dialogue on broad economic, financial and social issues that go beyond the borders of any single country (industrial and innovation strategy, major investment policies, acquisitions, employment, etc.). It has 28 employee representatives from 19 countries and it met three times in 2018.

In France

In 2018, the Central Committee of the Orange Works Council (CCUES) met 13 times over 23 days (compared to 11 times in 2017 over 20 days). During the year, this employee representative body addressed 63 subjects, in addition to examining the resolutions adopted in respect of the management of Social and Cultural Activities (SCA).

63 items were presented to employee representatives, 27 of which were simply reported, and 36 of which were the subject of an information and consultation session. Of these 36 items, 19 related to annual reports and assessments provided by agreement or under the French Labor Code and 17 related to proposed organizational or process changes.

The French Works Council, the body covering the Group’s French subsidiaries, met four times in 2018 to discuss 14 topics relating to business, the financial position, and changes in employment and the Group’s structure.

Collective agreements in France

In 2018, 10 agreements were negotiated and signed at national level, six of which affect Orange SA alone:

-a France group inter-generational agreement covering the 2019-2021 period and signed on December 12,2018;

-an agreement as to the effective date of the initial terms of office of the Central Works Council (CWC), the new negotiating body which in 2020 will replace the current bodies;

-six agreements or amendments dealing with compensation agreements:

-the amendment of March 2, 2018 concerning the 2018 company pensions plan contract contributions,

-the prior agreement for adapting the collective guarantees of Equant France SA personnel transferred as part of the April 26, 2018 merger-absorption of Equant France SA into Orange France SA,

-the amendment of April 26, 2018 to the agreement of July 11, 2014 concerning the terms on which Orange SA employees can use fixed telephone and Internet products,

-the 2018-2020 Orange SA incentive agreement of June 28, 2018,

-amendment no. 2 of November 30, 2018 to the Orange SA collective death and disability insurance agreement of May 31, 2001,

-the amendment of November 30, 2018 to the framework agreement of February 27, 2001 providing collective guarantees and reimbursement of medical expenses in the Orange Group;

-an agreement covering the 2018-2021 Mobility Plan signed April 16, 2018;

-a three-year agreement concerning workplace gender equality and work-life life balance at Orange SA over the 2018-2020 period, signed January 29, 2018.

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

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5.1.          Composition of the management and supervisory bodies

5.1.1.           Board of Directors

As of March 15, 2019, the date on which the Board of Directors approved the Chairman’s Report on Corporate Governance and Internal Control, the Board comprised 15 members: the Chairman, seven independent directors, three directors representing the public sector, three directors elected by the employees and one director representing employee shareholders.

Chairman and CEO

	Date first appointed	Term ending
Stéphane Richard	June 9, 2010 (1)	Following the 2022 Shareholders’ Meeting

(1)    Term of office renewed at the Shareholders’ Meeting of May 27, 2014, and May 4, 2018.

Stéphane Richard, born in 1961, has been Chairman and Chief Executive Officer of Orange SA since March 1, 2011. He joined the Orange group in September 2009 and has successively occupied the positions of Deputy Managing Director in charge of French Operations, Delegate CEO and, starting on March 1, 2010, CEO. Between 1992 and 2003, Stéphane Richard was successively deputy to the CFO of Compagnie générale des eaux, CEO of Compagnie Immobilière Phénix and Chairman of CGIS (Compagnie générale d’immobilier et de services), now Nexity. From 2003 to 2007, he was Deputy Managing Director of Veolia Environnement and CEO of Veolia Transport, as well as being a director of Orange SA. From 2007 to 2009, Stéphane Richard was Chief of Staff to the French Minister for the Economy, Industry and Employment. Stéphane Richard is a graduate of École des hautes études commerciales (HEC) and École nationale d’administration (ENA). He is a Knight of the French Legion of Honor. He is a French national.

Independent directors

		Date first appointed	Term ending
Alexandre Bompard	Member of the Innovation and Technology Committee	December 7, 2016 (1)	Following the 2019 Shareholders’ Meeting
Charles-Henri Filippi	Member of the GCSER Committee	February 5, 2008 (2)	Following the 2020 Shareholders’ Meeting
Christel Heydemann	Member of the Audit Committee	July 26, 2017 (3)	Following the 2020 Shareholders’ Meeting
Helle Kristoffersen	Member of the Innovation and Technology Committee	June 7, 2011 (4)	Following the 2019 Shareholders’ Meeting
Bernard Ramanantsoa	Chairman of the Audit Committee	June 7, 2016	Following the 2020 Shareholders’ Meeting
Mouna Sepehri	Chairman of the GCSER Committee	October 22, 2014 (5)	Following the 2019 Shareholders’ Meeting
Jean-Michel Severino	Member of the Audit Committee	June 7, 2011 (4)	Following the 2019 Shareholders’ Meeting

(1)    Co-opted by the Board of Directors on December 7, 2016 to replace Bernard Dufau.

(2)    Term of office renewed at the Shareholders’ Meeting of June 5, 2012, and June 7, 2016.

(3)    Co-opted by the Board of Directors on July 26, 2017 to replace José-Luis Durán. Term of office renewed at the Shareholders’ Meeting of May 4, 2018.

(4)    Term of office renewed at the Shareholders’ Meeting of May 27, 2015.

(5)    Co-opted by the Board of Directors on October 22, 2014 to replace Muriel Pénicaud. Term of office renewed at the Shareholders’ Meeting of May 27, 2015.

Alexandre Bompard, born in 1972, is the Chairman and Chief Executive Officer of Carrefour since July 18, 2017. After graduating from the École nationale d’administration (ENA), Alexandre Bompard was posted at the Inspectorate General of Finance (1999-2002). Thereafter he became Technical Advisor to François Fillon, then Minister of Social Affairs, Labor and Solidarity (April to December 2003). From 2004 to 2008, Alexandre Bompard worked in several capacities within the Canal+ Group. He was Chief of Staff to Chairman Bertrand Méheut (2004-2005), then Director for Sports and Public affairs for the Canal+ Group (June 2005 - June 2008). In June 2008, he was appointed Chairman and Chief Executive Officer of Europe 1 and Europe 1 Sport. In January 2011, he joined the Fnac Group as Chairman and Chief Executive Officer. He then undertook an ambitious transformation plan of the Group, called "Fnac 2015", to meet the challenge of the digital revolution and changes in customer expectations. On June 20, 2013, Alexandre Bompard also led Fnac’s initial public offering. In Autumn 2015, Fnac launched a takeover bid on the Darty Group. He became, on July 20, 2016, Chairman and Chief Executive Officer of the new entity made up of Fnac and Darty. Alexandre Bompard is a graduate of the Institut d’études politiques of Paris and holds a master’s degree in Public Law, a Master of Advanced Studies (DEA) in Economics and is also a graduate of the École nationale d’administration (ENA). Alexandre Bompard is a Knight of the French Order of Arts and Letters. He is a French national.

Charles-Henri Filippi, born in 1952, is the Managing Director of Lazard. He was Chairman of Citigroup France from 2011 to 2017. He joined

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Crédit Commercial de France (CCF) in 1987 after several years in French administration and in ministerial offices. He was appointed Chief Executive Officer of CCF France in 1998, and was then appointed to the Senior Management of HSBC in 2001, in charge of the Group’s Global Customers activities. He became Chairman and Chief Executive Officer of HSBC France in March 2004, then Non-Executive Chairman from August 2007 to December 31, 2008. He was also Senior Advisor at CVC Capital Partners France until December 31, 2010 and a Partner at Weinberg Capital Partners until December 31, 2011. He is also founder of the Octagones and Alfina asset management companies, and was their Chairman from 2008 to 2012. Charles-Henri Filippi is a French national.

Christel Heydemann, born in 1974, is Chairman of Schneider Electric France and has been a member of the Schneider Electric Executive Committee since April 2017. Christel Heydemann began her career in 1997 with the Boston Consulting Group. In 1999, she joined Alcatel, where she held various senior positions, notably within the context of the Alcatel-Lucent merger. In 2004, she joined the Alcatel-Lucent sales department, taking charge of the strategic SFR and Orange accounts. In 2008, she was appointed Sales Director France and Member of the Executive Committee of Alcatel-Lucent France. In 2009, she negotiated a strategic alliance with HP in the United States before being promoted in 2011 as VP Human Resources and Transformation and member of the Executive Committee. Christel Heydemann joined Schneider Electric in 2014 as Senior VP Strategic Alliances with the task of accelerating the launch of IoT solutions by developing an ecosystem of partners, before being appointed as Senior Vice President Strategy and Technology Alliances in February 2016. Christel Heydemann is a graduate of École polytechnique and École Nationale des Ponts et Chaussées. She is a French national.

Helle Kristoffersen, born in 1964, is the Senior Vice-President, Strategy & General Secretariat of the Gas, Renewables & Power branch of the Total group. Before that, she was Head of Strategy and Economic Intelligence of the Total group from January 2012 to September 2016 and Deputy Director of Strategy from 2011 to 2012. From 1994 onwards, she mainly worked for the Alcatel group, became Alcatel-Lucent, and now Nokia. After holding a number of positions within this group, she was Vice-President Group Strategy between 2005 and 2008, and Senior Vice-President Vertical Markets, between January 2009 and December 2010. Helle Kristoffersen is a graduate of the École normale supérieure and École nationale de la statistique et de l’administration économique (ENSAE). She is a Knight of the French Legion of Honor. Born in Denmark, she is a French and Danish national.

Bernard Ramanantsoa, born in 1948, acts as Director of several companies as well as of universities and Grandes Écoles. Bernard Ramanantsoa started, during his military service, as Lecturer at the École Nationale Supérieure de l’Aéronautique et de l’Espace in 1971 and 1972, before joining the SNCF where he became head of the Grandes Lignes Marketing Division in 1978. In 1979, he joined the HEC faculty as professor of Business Strategy and Policy, specializing in the link between strategy and corporate culture. After being appointed as the Head of Faculty and Research, he became the Managing Director of HEC Paris from 1995 to 2015. He gave the institution a decidedly international dimension. Bernard Ramanantsoa is the author of numerous communications and publications in the field of business management. He received the Harvard L’Expansion Prize in 1989 for Technologie et Stratégie d’entreprise and the Prize from the Académie des Sciences Commerciales in 1983 for Stratégie de l’Entreprise et Diversification. He wrote Apprendre et Oser ("Learn and Dare"), published by Albin Michel, and L’enseignement supérieur français par-delà les frontières: l’urgence d’une stratégie published by France Stratégie. Bernard Ramanantsoa holds an Engineering degree from the École Supérieure d’Aéronautique et de l’Espace (Sup’Aéro) and has a MBA from the École des hautes études commerciales (HEC), a post-graduate degree in Sociology from Paris Diderot University, a Ph.D. in Management Sciences from Paris-Dauphine University and a further post-graduate degree in the History of Philosophy from Paris-1 Pantheon-Sorbonne University. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit, Knight of the Palmes Académiques and Officer of the National Malgache Order. He is a French and Malagasy national.

Mouna Sepehri, born in 1963, has been a member of the Executive Committee of the Renault Group since April 2011. She is Senior Vice-President of Renault and oversees the Senior Management functions including: Legal, Public Affairs, Communications, Corporate Social Responsibility, Real Estate and General Services, Protection and Risk Prevention department, Cross Functional Teams, G&A Economic Efficiency Program Management. She began her career in 1990 as a lawyer in Paris before moving to New York where she specialized in mergers and acquisitions as well as in international business law. She joined Renault in 1996 as Deputy General Counsel and participated in all the main international development projects of the Group. In 2007, she joined the Office of the CEO and was put in charge of the management of the cross functional teams. Mouna Sepehri holds a degree in Law. She is a Knight of the French Legion of Honor. Born in Iran, she is a French and an Iranian national.

Jean-Michel Severino, born in 1957, is Manager of Investisseurs et Partenaires, an asset management company specializing in investment in SMEs in sub-Saharan Africa. He is also a member of the Académie des Technologies. Until April 2010, he was CEO of the French International Development Agency (AFD), and was previously Vice-President of the World Bank for Asia. Jean-Michel Severino is Financial inspector, a graduate of the École nationale d’administration (ENA), ESCP, Institut d’études politiques of Paris and holds a Master of Advanced Studies (DEA) in economics and a law degree. He is a French national.

Directors representing the public sector

		Date first appointed	Term ending
Bpifrance Participations (1) represented by Nicolas Dufourcq	Member of the Innovation and Technology Committee	May 28, 2013	Following the 2021 Shareholders’ Meeting
Hélène Dantoine (2)	Member of the Audit Committee	March 14, 2019	March 13, 2023
Anne Lange (3)	Member of the GCSER Committee	May 27, 2015	Following the 2019 Shareholders’ Meeting

(1)    Public financing and investment group for companies, resulting from the merger of OSEO, CDC Entreprises, FSI and FSI Régions, appointed by the Shareholders’ Meeting.

(2)    Appointed by government decree.

(3)    Appointed by the Shareholders’ Meeting on the basis of a proposal by the French government and the Board of Directors.

Nicolas Dufourcq, born in 1963, has been the Chief Executive Officer of Bpifrance SA, the public investment bank, since February 2013. He began his career at the Ministry of Economy and Finance and then joined the Ministry of Health and Social Affairs in 1992. In 1994, he joined France Télécom, where he created the Multimedia Division, before acting as Chairman of Wanadoo, a France Télécom subsidiary for the Internet and Pages Jaunes. In 2003, he joined Capgemini where he first headed the Central Europe & Southern Europe region, helping lead its recovery plan to success. In September 2004, he was appointed Chief Financial Officer of the Group and member of the Executive Committee. In 2005, he became Deputy Managing Director in charge of Finance, Risk Management, Information Systems, Delivery and Purchasing and, from 2007, the Monitoring of the Group’s Key Accounts. He is also non-executive Chairman of the Supervisory Board of STMicroelectronics. Nicolas Dufourcq is a graduate of École des hautes études commerciales (HEC) and École nationale d’administration (ENA). He is a French national.

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Hélène Dantoine, born in 1971, has been Deputy Director General of the French government Shareholding Agency (APE) since March 1, 2019. She began her career at the French Ministry of Foreign Affairs, working in the Human Rights and Humanitarian Affairs branch of the United Nations and International Organization department. She then worked for the French Permanent Missions to the United Nations in New York before joining the Inspectorate General of Finance in 2005. Advisor to the French Minister of Foreign Affairs in 2009 and 2010, she returned to the Inspectorate General of Finance in 2010. From 2011, she held various positions within the Exploration and Production branch of the Total group, including, in 2017, Vice President Africa - Exploration Subsidiaries. In 2018 she was appointed Senior Vice President Global Government and Public Affairs for Total SA. Graduate of the Ecole nationale d’administration and of the Institut d’études politiques of Paris in Paris, Hélène Dantoine is Inspector of Finance, and also holds a Master of Law and a DEA in "Studies of the Latin-American societies". She is a French national.

Anne Lange, born in 1968, is the co-founder and was CEO of Mentis until 2017. Mentis is a software start-up in the field of the Internet of Things, which advises major groups on mobility and management solutions for urban space. Anne Lange began her career in 1994 working in the Prime Minister’s office where she headed the government department for the State control on public broadcasting. In 1998, she joined Thomson as head of strategic planning, then in 2000 the Europe e-business department. In April 2003, Anne Lange was appointed as General Secretary for the Internet rights forum, an agency of the Prime Minister’s office. From 2004 to 2014, she successively worked as Vice-President for Europe public sector, Senior Executive Vice-President of global public sector & media operations (based in the US) and Senior Executive Vice-President for innovation in the public sector for the Internet Business Solutions Group at Cisco. Anne Lange is a graduate of the Institut d’Etudes Politiques of Paris and the École nationale d’administration (ENA). She is a French national.

Directors elected by the employees

		Date first appointed	Term ending
Sébastien Crozier	Member of the Audit Committee	December 3, 2017	December 2, 2021
Fabrice Jolys	Member of the GCSER Committee	December 3, 2017	December 2, 2021
René Ollier	Member of the Innovation and Technology Committee	December 3, 2017	December 2, 2021

Sébastien Crozier, born in 1968, is the President of CFE-CGC Orange and also honorary President of ADEAS (Association for the protection of savings and employee shareholding). He is in charge of sponsorship for the G7 and the French pavilion of the 2020 Dubai Universal Exhibition within the Orange Group. He began his career in 1990 in the telematic activities for the Alten group, before taking over the Senior Management of a subsidiary as it spun off from the Group. He joined France Télécom Multimédia in 1994 to prepare the launch of online services and as such participated in the launch of Wanadoo. In 1997, he was the producer of one of the biggest concerts in Paris that year, attracting 40,000 people to the Pelouse de Reuilly grounds for more than 24 hours. In 1998, he founded several start-ups in the area of online advertising and Internet access provision as a telecom operator, with more than 1.3 million customers under the Fnac, M6 and Société Générale brands. Following their acquisition in 2001 by France Télécom (which became Orange), he returned to the Group and became head of the strategy and innovation management of part of the Enterprise Division in 2003. He managed several subsidiaries in France and abroad on behalf of the Orange group, in Africa and Latin America, in the areas of innovation and international development. During the 2001-2002 presidential campaign, he acted as Jean-Pierre Chevènement’s permanent advisor on logistics and new technologies. Sébastien Crozier is a graduate of the École Supérieure d’Ingénieurs en Electrotechnique et Electronique (ESIEE). He is a French national.

Fabrice Jolys, born in 1973, is currently a sales associate at Orange. He began his career in 1997 at La Poste as a financial advisor until 2000. He joined the Orange Group in 2001 and began working in labor relations in 2004. Fabrice Jolys was first representative of the staff in the regional management of Brittany, then joined the Central Committee of the Orange Works Council (CCUES) and the economic commission he chaired. Before joining the Orange SA’s Board of Directors, he served for three years as Deputy Central Representative. He is a French national.

René Ollier, born in 1960, is currently an operator at UAT (Unité d’Assistance Technique) in Rouen, for Orange’s customer calls to "3900". He has spent his entire career at the internal call center. He joined Orange in 1984 at the telephone information service (the "12" at that time). He was deputy central delegate mandated by the SUD trade union federation until December 2017 and, as such, union representative for the Central Committee of the Orange Works Council (CCUES) from 2011 to 2017. He continues to be a member of the secretariat of this federation. He is a French national.

Director appointed by the Shareholders’ Meeting and representing employee shareholders

		Date first appointed	Term ending
Luc Marino	Member of the Innovation and Technology Committee	May 4, 2018	Following the 2020 Shareholders’ Meeting

Luc Marino, born in 1964, is a Member of the Supervisory Board of the Orange Actions mutual fund. He is responsible for the performance and optimization of network deployment, architecture/ engineering and change management processes within Orange. He began his career in 1989 in corporate sales at France Telecom at the Cergy Pontoise branch. Thereafter, he became head of IT projects at Orange from 1995 to 1997 before moving to IT project ownership from 1997 to 2002. He continued his career within the Group, leading support and steering groups on complex cross-functional projects. He holds an engineering degree from Télécom Sud Paris and a master’s degree in electronics, electrical engineering and automation from Université Paul Sabatier in Toulouse. He is a French national.

A member of the Central Committee of the Orange Works Council (CCUES) and a representative of the Worldwide Works Council participate in the meetings of the Board of Directors.

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Changes in the composition of the Board of Directors

By Ministerial Decree issued on March 14, 2019, Hélène Dantoine was appointed as Government representative on the Orange SA Board of Directors, replacing Lucie Muniesa.

The Shareholders’ Meeting of May 4, 2018 appointed Luc Marino as the new director representing shareholder employees, replacing Hélène Marcy, for a term of two years expiring at the end of the Shareholders’ Meeting approving the financial statements for the fiscal year ending on December 31, 2019. The Board of Directors appointed him to the Innovation and Technology Committee on June 20, 2018.

Summary presentation of the Board of Directors

On March 15, 2019	Age	Gender	Nationality	Number of shares	Terms of office in other listed companies	First appointed	Term ending	Seniority on the Board *	Participation to commitees
Corporate Officer, Director
Stéphane Richard	57		French	31,396	0	6/9/2010	2022 GM	8 years	X
Directors
Alexandre Bompard	46		French	1,000	1	12/7/2016	2019 GM	2 years	ITC
Charles-Henri Filippi (1)	66		French	10,001	1	2/5/2008	2020 GM	11 years	GCSER C.
Christel Heydemann	44		French	1,000	1	7/26/2017	2020 GM	1 year	Audit C.
Helle Kristoffersen	54		French and Danish	1,747	2	6/7/2011	2019 GM	7 years	ITC (Chairman)
Bernard Ramanantsoa	70		French and Malagasy	1,000	0	6/7/2016	2020 GM	2 years	Audit C. (Chairman)
Mouna Sepehri	55		French and Iranian	1,000	1	10/22/2014	2019 GM	4 years	GCSER C. (Chairman)
Jean-Michel Severino	61		French	1,000	1	6/7/2011	2019 GM	7 years	Audit C.
Directors representing the public sector
BPI France Participations represented by Nicolas Dufourcq	55		French	254,219,602	1	5/28/2013	2021 GM	5 years	ITC Commiteee
Anne Lange	50		French	720	2	5/27/2015	2019 GM	3 years	GCSER C.
Hélène Dantoine	48		French	0	0	3/14/2019	3/13/2023	NA	Audit C.
Directors representing shareholder employees
Luc Marino	54		French	635	0	5/4/2018	2020 GM	10 months	ITC
Directors representing the employees
Sébastien Crozier	50		French	3,287	0	12/3/2017	12/2/2021	1 year	Audit C.
Fabrice Jolys	45		French	138	0	12/3/2017	12/2/2021	1 year	GCSER C.
René Ollier	58		French	0	0	12/3/2017	12/2/2021	1 year	ITC

*       Seniority expressed in past years.

(1)    Lead Director.

Audit C.: Audit Committee.

GCSER C.: Governance and Corporate Social and Environmental Responsibility Committee.

ITC: Innovation and Technology Committee.

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5.1.2.           Corporate Officers

Chairman and CEO

On February 23, 2011, Stéphane Richard was appointed by the Board of Directors as Chairman and Chief Executive Officer with effect from March 1, 2011. His term of office as Director was renewed during the Shareholders’ Meeting of May 27, 2014 and on the same date, he was reappointed as Chairman and CEO by the Board of Directors. Shareholders’ Meeting of May 4, 2018 reappointed him as a director, the Board of Directors having reappointed him as Chairman and Chief Executive Officer on the same date, for a four-year term.

The biography of Stéphane Richard can be found in Section 5.1.1 Board of Directors.

Delegate CEOs

On May 4, 2018, the Board of Directors renewed the terms of office of Ramon Fernandez and Gervais Pellissier as Delegate CEOs for the same period as the term of the Chairman and CEO. Ramon Fernandez is also CEO - Finance, Performance and Europe. Gervais Pellissier is responsible for the Group’s Transformation and is President of Orange Business Services.

Ramon Fernandez, born in 1967, has been Delegate CEO of Orange SA since January 1, 2016. He is also Delegate CEO - Finance, Performance and Europe. He joined the Orange group on September 1, 2014, as Deputy Managing Director in charge of the Group’s finance and strategy. Ramon Fernandez began his career at the French Treasury before joining the International Monetary Fund in Washington from 1997 to 1999. He then returned to the French Treasury and held a number of senior management positions: Head of the Energy, Telecommunications and Raw Materials Department until 2001; Head of the Savings and Financial Markets Department from 2001 to 2002; Deputy Director of International Financial Affairs and Development, and Vice-Chairman of the Club de Paris between 2003 and 2007. He was also Special Advisor to the Minister of the Economy, Finance and Industry (2002-2003) and to the President of the French Republic (2007-2008). In 2008, he was appointed Chief of Staff to the Minister of Labor, Social Relations, Family and Solidarity (2008-2009). Since March 2009, he was the Chief Executive Officer of the French Treasury, Chairman of the France Trésor Agency and Chairman of the Club de Paris. As the Alternate Governor of the World Bank for France and Governor of the African Development Bank before joining Orange, he represented the French government at the Board of Directors of GDF Suez and CNP Assurances as well as at the Supervisory Board of the Caisse des Dépôts et Consignations. Ramon Fernandez is a graduate of the Institut d’études politiques of Paris and the École nationale d’administration (ENA). He is a Knight of the French Legion of Honor. He is a French national.

Gervais Pellissier, born in 1959, joined Bull in 1983 and held a range of responsibilities in the areas of finance and management control, in France, Africa, South America, and Eastern Europe. In 1994 he was in turn appointed Chief Financial Officer of the Services and Systems Integration Division, then of the Managed Services Division, then Director of the Controlling Department of Bull, and in 1998, Chief Financial Officer of Bull. Between April 2004 and February 2005, Gervais Pellissier was Deputy Chairman of the Board of Directors and Deputy CEO of Bull. From February 2005 to mid-2008, he was the Vice-President of the Board of Directors of Bull. Gervais Pellissier joined the Orange group in October 2005 to supervise the integration of its business units in Spain and advise on geographical integration within the Group. In January 2006, he was appointed as a member of the Group’s General Management Committee, in charge of Finance and Operations in Spain, and in March 2009, he became Deputy Managing Director of Orange SA, with responsibility for Finance and Information Systems. After the Group’s new Executive Committee was formed in early April 2010, Gervais Pellissier continued in his role as Deputy Managing Director of Orange SA, with responsibility for Finance and Information Systems. Since November 1, 2011, Gervais Pellissier has been Delegate CEO of Orange SA. Between September 2014 and April 2018, he was Delegate CEO in charge of operations in Europe, excluding France. Since May 2018 he has been Delegate CEO responsible for the Group’s Transformation and President of Orange Business Services. Since 2015, he has been a member of the Supervisory Board and a member of the Audit Committee of Wendel, and has been Lead Director since 2018. Gervais Pellissier is a graduate of École des hautes études commerciales (HEC), Berkeley, and the University of Cologne. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit. He is a French national.

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5.1.3.           Executive Committee

Pursuant to the provisions of Article L. 225-37-4 of the French Commercial Code, and in order to encourage gender diversity, Orange pays close attention to the representation of women on its Executive Committee.

As at the date of this document, the Executive Committee consists of 5 women out of all 15 members (including Stéphane Richard).

Christine Albanel	Senior Executive Vice-President, Corporate Social Responsibility, Diversity, Partnerships and Inclusiveness
Jérôme Barré	Senior Executive Vice-President, Orange Wholesale and International Networks
Fabienne Dulac	Deputy Chief Executive Officer, Orange France
Ramon Fernandez	Delegate Chief Executive Officer, CEO Finance, Performance and Europe
Hugues Foulon	Senior Executive Vice-President, Strategy and Cyber Security activities
Nicolas Guérin	Senior Executive Vice-President, Group General Secretary and Secretary of the Board of Directors
Mari-Noëlle Jégo-Laveissière	Deputy Chief Executive Officer, Technology and Global Innovation
Valérie Le Boulanger	Senior Executive Vice-President, Human Resources
Paul de Leusse	Deputy Chief Executive Officer, Mobile financial services
Béatrice Mandine	Senior Executive Vice-President, Internal and External Communication for the Group and Brand
Alioune Ndiaye	Senior Executive Vice-President, Orange Middle East and Africa
Laurent Paillassot	Senior Executive Vice-President, Orange Spain
Gervais Pellissier	Delegate Chief Executive Officer, Group Transformation and President of Orange Business Services
Helmut Reisinger	Senior Executive Vice-President, Orange Business Services

The biographies of Stéphane Richard, Ramon Fernandez and Gervais Pellissier can be found in Sections 5.1.1 Board of Directors and 5.1.2 Corporate Officers.

Christine Albanel, born in 1955, is Senior Executive Vice-President in charge of Corporate Social Responsibility, Events, Partnerships and Inclusiveness. She is also Deputy Chairwoman of the Orange Foundation and Chair of Orange Studio. Christine Albanel was Advisor to the French President on Education and Culture, Chair of the Établissement Public de Versailles from 2003 to 2007, and was appointed Minister of Culture and Education from 2007 to 2009. She was the speechwriter for Jacques Chirac for many years, including authoring the famous Vel d’Hiv’ speech. Christine Albanel is a member of the French Council of State. She has a degree in modern literature.

Jérôme Barré, born in 1962, has been Senior Executive Vice-President of Orange Wholesale and International Networks since May 2, 2018. He joined the Orange group in 1985, where he worked on the quality and development of the network in Île-de-France and then in Brittany. In 1991 he was named French National Director of Local Authorities. From 1996 to 2010, Jérôme Barré alternated between his national responsibilities and his operational management tasks. From 1996 to 2000, he joined the Consumer Services Department as Director of Service and Quality for the Professional Customer Division, and then as Director of Customer Service at the Retail and Customer Service Division. From 2000 to 2006, he worked as the Regional Director in Burgundy and then in Franche-Comté, and from 2006 to 2010 as the Territorial Director in the North-West Center (Lower Normandy, Upper Normandy, Central Region). In 2010, after having coordinated the negotiations on workplace stress alongside the Group’s Human Resources Director after a labor dispute, Jérôme Barré was appointed Head of Customer Relationship Management and Customer Service for the Consumer market at Orange France, where he specifically worked on creating the Orange operational directions. In April 2011, he was appointed Head of Orange Île-de-France, tasked with developing Orange’s business in the Île-de-France area. In 2016, he became Senior Executive Vice-President of Human Resources and led the launch of Orange’s promise to be a "digital and caring employer". In March 2018, he was named Senior Executive Vice-President of the Wholesale & International Networks division. Jérôme Barré is a graduate of the École polytechnique and the École nationale supérieure des télécommunications (ENST).

Fabienne Dulac, born in 1967, is Deputy CEO of Orange France. After having started a doctoral thesis, Fabienne Dulac began her career at the French Interior Ministry, before joining the business community in 1993 with VTCOM, a company which developed multimedia services at the time of the emergence of the Internet and the appearance of a new business sector, where she was Head of Communications and Marketing. Fabienne Dulac joined France Télécom in 1997 within the newly created Multimedia Division. Her responsibilities, as the Head of External Communication, extended to include all of France Télécom’s multimedia activities within its range of subsidiaries such as Wanadoo, Voila and Mappy. For a decade, she held various positions within marketing, business development, and customer relations, and witnessed the transformation of the market and the Company, as well as the development of new commercial territories and customer experience at the heart of the operator’s strategy. In 2008, she became Head of Sales and Online Customer Relations at Orange France; she brings innovation to the field and drives the Company’s digital transformation in terms of sales and customer relations. In 2011, Fabienne Dulac became Head of the Orange North France division, where she was responsible for managing an operational entity with over 5,500 employees. In September 2013, she was appointed Senior Vice-President in charge of Communication of Orange France, before becoming Senior Executive Vice-President in August 2014. Fabienne Dulac holds a Master of Advanced Studies (DEA) in Political Sociology from the Institut d’études politiques of Paris, a master’s degree in history and a bachelor’s degree in modern literature.

Hugues Foulon, born in 1968, is Senior Executive Vice-President of Strategy and Cyber Security activities. He began his career in 1994 at Générale des Eaux (Veolia Group) where he was appointed director of a drinking water plant, then director of "Monégasque de Télédistribution" and "Monégasque des Eaux". In 2000, he made his first foray into the world of telecoms by joining Vivendi group’s Monaco Telecom as Deputy Chief Executive Officer, in charge of functional departments. In 2005, he joined the Group as Director of Retail Commercial Finance for the Mobile business. He remained there for two years, before moving to Northern Africa and becoming Maroc Telecom’s Director of Controlling. In 2007, he returned to Orange, where he took on roles as Management Control Director for the Marketing and Innovation division, Director to the Group’s Delegate

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Chief Executive Officer in charge of Finance, then CFO of OMEA. He was then appointed Head of the Chairman & CEO’s office and Secretary of the Group’s Executive Committee. He is a graduate of École polytechnique and the École Nationale Supérieure de Techniques Avancées (ENSTA). He is also an auditor of the 66th "defence policy" session of the Institut des Hautes Etudes de Défense Nationale (IHEDN).

Nicolas Guérin, born in 1968, has been Group Secretary General since March 1, 2018 and Secretary of the Board of Directors. He is also Chairman of Cercle Montesquieu. Joining the Group’s Competition and Regulation Affairs Department in 1998 after his time at SFR, Nicolas Guérin arrived just as the sector was undergoing deregulation. He became head of the Head of Legal Affairs in 2003, and became General Counsel and Secretary of the Group’s Board of Directors in 2009. In this position, he has been a major contributor to many of the Group’s structuring projects, including the roaming agreement with Free in 2012, M&A transactions to expand the Group’ foothold in Africa and Europe with the acquisition of Jazztel, and diversification projects, including content and Orange Bank. His support has also been essential in the implementation of regulatory requirements in the Enterprise market, or more recently in the next stage of the mobile agreement signed between operators and the French state. He is a graduate of Institut de droit des affaires (IDA) and holds a specialized master’s degree in business law and taxation from Université Paris II Panthéon Assas.

Mari-Noëlle Jégo-Laveissière, born in 1968, is Deputy CEO in charge of the Technology and Global Innovation division since May 2, 2018. Since joining the Orange group in 1996, Mari-Noëlle Jégo-Laveissière has held a series of project and management positions: Head of International & Backbone Network Factory, merger between France Télécom and Orange France SA, Head of Group Research & Development, Head of the Consumer Marketing Department of Orange France and Regional Manager where she was responsible for technical and commercial services for consumers and business customers. In 2014 she was named Senior Executive Vice-President in charge of the Innovation, Marketing and Technology (IMT) division. Mari-Noëlle Jégo-Laveissière is a graduate of the École des Mines of Paris and of the École normale supérieure. She also holds a Doctorate in Quantum Chemistry from the Université deParis XI - Waterloo.

Valérie Le Boulanger, born 1962, was appointed Group Human Resources Director on May 2, 2018. She began her banking career at Crédit du Nord, taking on roles directly relating to banking activities, such as risk management, financial engineering operations, corporate banking strategy and sales policy before joining the human resources department in 1998 as head of the training department. In 2004 she was named Human Resources Director in the Corporate Relations Department, then Director of Employee Relations at the Crédit du Nord Group, a position she then held at Caisse d’épargne Île-de-France and later for the BPCE Group. Valérie Le Boulanger joined Orange in August 2016 as Director of Employee Relations, assuming responsibility for collective bargaining, employee relations in France and abroad, and corporate strategy advice for cross-divisional projects at the Group. She is a graduate of the École supérieure de commerce et d’Administration des Entreprises du Havre and has a degree in economics.

Paul de Leusse, born in 1972, is Deputy CEO in charge of mobile financial services and CEO of Orange Bank. He joined the Executive Committee at Orange in May 2018, in order to develop the Group’s mobile financial services activities in Europe and Africa. Paul de Leusse worked as a consultant and he became a director at Oliver Wyman, then Bain & Company, from 1997 to 2009. In 2009, he was appointed Director of Strategy at Crédit Agricole SA. In 2011, he joined Crédit Agricole Corporate and Investment Bank as Chief Financial Officer, before being named Delegate Chief Executive Officer. In 2016, he was appointed CEO at CA Indosuez Wealth. Paul de Leusse was a director at Union des Banques Arabes et Françaises between 2011 and 2018 and at Fondation Grameen Crédit Agricole from 2016 to 2018. Paul de Leusse is a graduate of École polytechnique and has a civil engineering degree from Ponts et Chaussées.

Béatrice Mandine, born in 1968, has been Senior Executive Vice-President in charge of Internal and External Communication since May 2, 2018, and of the Brand since May 1, 2013. She joined Orange in May 2007 as Director of the Group’s Press Office. Béatrice Mandine was appointed Delegate Director of External Communication in November 2010, then Deputy Director of Communication responsible for External Communication alongside Xavier Couture, Senior Executive Vice-President for Communication and the Brand in July 2012. Béatrice Mandine began her career in 1988 as a journalist at Le Figaro, Marie-Claire and the television channel La Cinq. At the end of 1990 she joined Alcatel as Head of Internal Communication. In 1992, she became Press Officer for Alcatel Radio Space & Defense and joined the press office at Alcatel Alsthom the following year. In 1998, she was appointed Media Director of Alcatel’s Consumer Division, and in 2000 she was appointed Head of Press and Public Relations for Alcatel’s Mobile Telephony Division. In the middle of 2004, Béatrice Mandine joined the Faurecia group as Head of Press Relations and corporate image. She is a graduate of the École supérieure de journalisme (ESJ) and the Institut des hautes études internationales (IHEI).

Alioune Ndiaye, born in 1960, has been Senior Executive Vice-President in charge of Orange Middle East and Africa since May 2, 2018. He began his career in manufacturing at Pechiney. He then joined Sonatel in 1986, taking on planning, audit and management control functions, also participating in the company’s privatization work. He was Chief Financial Officer at Sonatel from 1992 to 2002. In 2002, he returned to Mali in order to create Ikatel as Chief Executive Officer. A few years later, Ikatel became Orange Mali. Alioune Ndiaye was CEO at Orange Mali for 10 years. From October 2012, he was CEO of Sonatel SA and Chairman of the Board of Directors at Sonatel Mobiles, Orange Mali, Orange Bissau, Orange Sierra Léone at Fondation Sonatel. He is a graduate of Université Paris Dauphine and the Institut National des Télécommunications in Evry.

Laurent Paillassot, born in 1965, is Senior Executive Vice-President at Orange Spain. He began his career in 1989 at Compagnie Bancaire (Paribas Group), before joining Mitchell Madison Group in 1997, an American strategy consultancy specialising in financial activities. In 2000, he joined Caisse d’Epargne Group, firstly at Caisse Nationale des Caisses d’Epargne as Director of Distribution and Partnerships, before becoming CEO of Caisse d’Epargne Financement. From 2005 to 2007, he was also Chairman and Chief Executive Officer at GE Money Bank in France, a subsidiary of General Electric Consumer Finance. Laurent Paillassot was Delegate CEO of LCL (Le Crédit Lyonnais) from 2011 to 2014. He joined Orange in 2014 as Deputy Chief Executive Officer in charge of customer experience and Mobile Banking. He has been CEO of Orange Spain since March 2016. He is an engineering graduate from Ponts et Chaussées (1989) and holds an MBA from INSEAD (1996).

Helmut Reisinger, born in 1967, is Senior Executive Vice-President in charge of Orange Business Services, based in Paris. After nine years at Alcatel Autriche heading the Enterprise Division, he was named CEO at NextiraOne Germany, a company owned by capital investment funds, where he was a member of the European Executive Committee, before becoming Vice-President at Avaya, Inc, specialist in communication solutions, for Western Europe. He joined Orange Business Services in July 2007 to head operations in Europe. His responsibilities were broadened in January 2015, taking charge of all commercial activities outside France, including Europe, the Americas, Asia-Pacific, and Africa/Middle East/Russia/Indirect. He has degree in Economics and Business Management from the University of Vienna and holds a PhD in International Management and a CEMS Master.

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5.1.4.           Information on Directors, Officers and senior management

5.1.4.1.         Positions held by Directors and Officers

Stéphane Richard

Positions currently held

-Director, Chairman and Chief Executive Officer of Orange

-Director of the Opéra national de Paris

-Director of France Industrie

-Manager of EURL Rieutord Capital

-Managing Partner of SCI du 18 rue Philippe-Hecht

-Manager of SCI Carré Gabriel

-Manager of SARL Carré Gabriel

-Manager of EURL Ginger

International

-Permanent representative of Atlas Countries Services in Médi Telecom (1)

-Chairman of the Board of Directors and Director at GSMA

Other positions and offices held over the past five years

-Manager of Rieutord LLC

-Chairman and Chief Executive Officer of Orange France (1)

-Director of the Cinémathèque Française

-Director of the Fondation du Collège de France

Ramon Fernandez

Positions currently held

-Delegate CEO of Orange

-Chairman of the Board of Directors and Director of Orange Bank (1)

-Chairman of the Board of Directors and Director at Compagnie Financière d’Orange Bank (1)

-Director of Orange Middle East and Africa (1)

-Member of the Supervisory Board of Iris Capital Management (1)

-Chairman of the Board of Directors and Director of Buyin (1)

-Member of the Strategic Council of Euler Hermes Group

International

--Member of the Supervisory Board of Orange Polska (1) (2)

-Director of Orange Belgium (since July, 2018) (1) (2)

-Member of the Supervisory Board of Euronext NV (2)

Other positions and offices held over the past five years

-Director of Orange Spain (1)

-Representative of the French government on the Board of Directors of GDF Suez

-Representative of the French government on the Board of Directors of CNP Assurances

-Representative of the French government on the Commission of Caisse des Dépôts et Consignations

-Alternate Governor of the World Bank for France

-Governor of the African Development Bank

-Member of the Steering Committee of Institut Orange (until November, 2018) (1)

-Member of the Supervisory Board and Member of the Appointments and Remuneration Committee of Euler Hermes Group (until June 20, 2018)

-Director of Médi Telecom (until June, 2018) (1)

Gervais Pellissier

Positions currently held

-Delegate CEO of Orange

-Director of Orange Horizons (1)

-Vice-President, Member of the Supervisory Board and Lead Director of Wendel (2)

-Founder and Director of the Fondation des Amis de Médecins du Monde

International

-Vice-Chairman and Member of the Supervisory Board and Chairman of the Strategic Committee of Orange Polska (1) (2)

-Chairman and Director of Orange Spain (1)

-Chairman of Fundación Orange

Other positions and offices held over the past five years

-Chairman of the Board of Directors of Orange Spain Plc (1)

-Director of EE

-Director of Médi Télécom (1)

-Director of Dailymotion (1)

-Director of Sonae.com (2)

-Director and Member of the Strategic Committee of Orange Belgium (Until July, 2018) (1) (2)

Alexandre Bompard

Positions currently held

-Director of Orange, member of the Innovation and Technology Committee

-Chairman and Chief Executive Officer of Carrefour (2)

-Director of the Fondation Carrefour

Other positions and offices held over the past five years

-Director of Éditions Indépendantes

-Chairman and Chief Executive Officer of Fnac Darty (2) (until July 17, 2017)

-Chairman and Chief Executive Officer of Fnac Darty Participations et Services (until July 17, 2017)

-Director of Fnac Darty (until November 28, 2017)

-Director of Darty Ltd (until July 17, 2017)

-Member of the Supervisory Board of Banijay Group

-Member of Le Siècle

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Sébastien Crozier

Positions currently held

-Director of Orange, member of the Audit Committee

-Member of the Supervisory Board of the FCPE Orange Actions

-Honorary Chairman of ADEAS

-Chairman of CFE-CGC Orange

-Chairman of Manifeste pour l’Industrie

Other positions and offices held over the past five years

-Chairman of Orange Digital Horizons SAS (1)

-Chief Executive Officer of Orange Horizons SAS (1)

-Chairman of Orange Horizons South Africa Ltd (1)

-Legal representative of Orange Horizons Latina (1)

-Member of the Board of Directors of GIE Atout France

-Co-manager of Atadist

Hélène Dantoine Positions currently held -None

Nicolas Dufourcq

Positions currently held

-Permanent representative of Bpifrance Participations to the Board of Orange, member of the Innovation and Technology Committee

-Director and Chief Executive Officer of Bpifrance S.A.

-Chairman and Chief Executive Officer of Bpifrance Participations

-Director and Chief Executive Officer of Bpifrance Financement

-President of Bpifrance Investissement

-President of Bpifrance Assurance Export

-Chairman and Chief Executive Officer of FT1CI

-Director of Digital New Deal

-Director of En Temps Réel

-Member of the Strategic Council of Euler Hermes Group

International

-Non-executive Chairman of the Supervisory Board of STMicroelectronics (2)

Other positions and offices held over the past five years

-Member of the Supervisory Board of Euler Hermes Group (until June 20, 2018)

-Chairman of Bpifrance Financement (until September 26, 2018)

Charles-Henri Filippi

Positions currently held

-Lead Director of Orange and member of GCSER Committee

-Managing Partner of Lazard (since March 2018)

-Director of Nexity (2), Chairman of the Remuneration and Appointments Committee

-Director of Piasa

-Director of ADIE (Association pour le Droit à l’Initiative Économique)

-Chairman of the Fondation pour l’Opéra Comique

Other positions and offices held over the past five years

-Chairman of Citigroup France

-Director of L’Oréal, Chairman of the Human Resources and Remunerations Committee, and Member of the Audit Committee and the Nominations and Governance Committee

-Member of the Supervisory Board of Femu Qui

-Member of the Supervisory Board of EURIS

-Advisory Board member of Nexity (2)

-Chairman of the Association des Amis de l’Opéra Comique

-Member of the international advisory board of Abertis

Christel Heydemann

Positions currently held

-Director of Orange, member of the Audit Committee

-Chairman and Chief Executive Officer of Schneider Electric France

-Member of the Executive Committee of Schneider Electric (2)

-Chairman of GIMELEC

-Director of Association AX

-Director of France Industrie

Other positions and offices held over the past five years

-Director of the Fondation des Ponts et Chaussées

-Director of the Human Ressources of Alcatel-Lucent

Fabrice Jolys Positions currently held -Director of Orange and member of GCSER Committee Other positions and offices held over the past five years -None

Helle Kristoffersen

Positions currently held

-Director of Orange, Chairwoman of the Innovation and Technology Committee

-Director of Strategy & General Secretariat of the Gas, Renewables & Power Branch of the Total Group

-Member of the Supervisory Board of Peugeot (2)

-Director of Direct Énergie (2)

International

-Member of the Board of Directors of Sunpower (United States) (2)

Other positions and offices held over the past five years

-Director of Strategy and Economic Intelligence at the Total Group

-Senior Vice-President, Vertical Markets of the Alcatel-Lucent Group

-Director of Valeo (2)

-Member of the Board of Directors of PSL ComUE (until June 2018)

Anne Lange

Positions currently held

-Director of Orange, member of the GCSER Committee

-Director of Imprimerie Nationale

-Director of Pernod Ricard (2)

-Director of FFP (2) (since May 2018)

International

-Managing partner of Econocom (Belgium)

-Managing partner of ADARA

Other positions and offices held over the past five years

-Founder and CEO of MENTIS

Luc Marino

Positions currently held

-Director of Orange, member of the Innovation and Technology Committee

-Member of the Supervisory Board of the FCPE Orange Actions

Other positions and offices held over the past five years

-None

René Ollier Positions currently held -Director of Orange, member of the Innovation and Technology Committee Other positions and offices held over the past five years -None

Bernard Ramanantsoa

Positions currently held

-Director of Orange, Chairman of the Audit Committee

-Member of the Oddo-BHF Supervisory Board, Audit Committee, Risk Committee and Appointments Committee

-Director of Établissement public du château de Versailles, du Musée et du Domaine National

-Director of the Institut Catholique de Paris

-Member of the Y SCHOOLS Strategic Committee (formerly ESC Troyes Group)

-Director of Le Choix de l’École (Teach for France)

-Director of Aspen France

-Chairman of Silverchair (SASU)

-Director of the Institut Français des Administrateurs

International

-Director of Banque Franco-Lao

-Director of Bred Bank Cambodia

-Member of the Advisory Board of ESADE (Barcelona)

-Director of Sommet-Education (Switzerland)

-Member of the Advisory Board of Saint-Gall University (Switzerland)

-Member of the Advisory Board of the Getúlio Vargas Foundation (Brazil)

-Member of the Advisory Board of ShARE (Netherlands)

-Member of the Advisory Board of the School of Management at Zhejiang University (China)

-Member of the Advisory Board of ISCAM (Madagascar)

Other positions and offices held over the past five years

-Managing Director of HEC

-Director of the Fondation HEC

-Member of the bureau of the Conférence des grandes écoles

-Member of the Advisory Board of EQUIS (European accreditation body)

-Member of the Supervisory Board of ALBARELLE

-CEIBS (China): member of the Academic Council

-Director of ANVIE

Mouna Sepehri

Positions currently held

-Director of Orange, Chairwoman of the GCSER Committee

-Senior Vice President of the Renault Group, member of the Executive Committee

-Member of the Executive Board of the Renault-Nissan Alliance

-Member of the Supervisory Board of M6 Métropole Télévision (2)

-Director of Fondation Renault

Other positions and offices held over the past five years

-Director of Nexans (2)

-Director of Danone (2) (Until April 2018)

Jean-Michel Severino

Positions currently held

-Director of Orange, member of the Audit Committee

-Manager of I&P SARL (Investisseurs et Partenaires)

-Director and Chairman of the Audit Committee of Danone (2)

-Manager of Emergence Développement

-Chairman of the Board of Directors of EBI SA (Ecobank International)

-Director of Phitrust Impact Investors

-Director of the Fondation Grameen Crédit Agricole

-Director of the Fondation Alstom

-Director of the Fondation Carrefour

-Director of the Fondation Avril

-Director of the Fondation Tunisie Développement

-Director of FERDI (Public interest foundation)

International

-Director of Adenia Partners

-Director of I&P Développement

-Director of I&P Gestion

-Chairman of the Board of Directors of I&P Afrique Entrepreneurs

Other positions and offices held over the past five years

-Director of ACET Ghana

-Director of Africa Capacity Building Initiative

-Director of Convergences

-Director of the Fondation Sanofi Espoir

The business address of all Directors and Officers, in relation to their positions, is that of Orange SA’s registered office (see Section 1.1.1 Company identification).

Positions and offices held in 2018 by directors whose terms of office have ended since January 1, 2018

Hélène Marcy

(Director until May 4, 2018)

-Director of Orange, member of the Innovation and Technology Committee

-Member of the Board of Directors of CFE-CGC Orange

-Member of the Board of Directors of ADEAS

-Member of the Supervisory Board of the FCPE Orange Actions

Lucie Muniesa (Director until October 30, 2018) -Director of Orange, member of the Audit Committee -Director of Consortium de réalisation -Director of Palais de Tokyo (SAS) -Director of ENGIE (2)

5.1.4.2.         Information on Company shares held by Directors and Officers

Number of Shares held by Directors and Officers

According to the terms of Article 13 of the Bylaws, each director appointed by the Shareholders’ Meeting must hold a minimum number of 1,000 shares of the Company, except the director representing employee shareholders and the directors representing the public sector, who are exempt in accordance with the law. In the same way, directors elected by employees are not concerned by this obligation.

In addition, the Board of Directors has decided that each of the Corporate Officers shall also hold at least 1,000 registered shares.

The following information is provided as of the date of this Registration Document and to the Company’s knowledge:

		Number of shares
Chairman and CEO	Stéphane Richard	31,396
Independent directors	Alexandre Bompard Charles-Henri Filippi Christel Heydemann Helle Kristoffersen Bernard Ramanantsoa Mouna Sepehri Jean-Michel Severino	1,000
		10,001
		1,000
		1,747
		1,000
		1,000
		1,000
Directors representing the public sector	Bpifrance Participations	254,219,602
	Hélène Dantoine	0
	Anne Lange	720
Directors elected by the employees	Sébastien Crozier	3,287
	Fabrice Jolys	138
	René Ollier	0
Director representing employee shareholders	Luc Marino	635
Delegate CEOs	Ramon Fernandez	1,573
	Gervais Pellissier	34,635

Transactions by Directors and Officers on Company securities

The following table details the transactions (reported to the French Financial Markets Authority - AMF) performed on Orange securities during the 2018 fiscal year and between January 1, 2019 and the date of this Registration Document by the persons referred to in Article L. 621-18-2 of the French Monetary and Financial Code.

Name	Financial instrument	Type of transaction	Transaction date	Number of shares	Average unit price (in euros)	Transaction amount (in euros)
None	None	None	None	None	None	None

To the Company’s knowledge, no other transactions having to be reported to the AMF have taken place.

Restrictions regarding the disposal of shares by Directors and Officers

Directors and Officers holding shares under the Orange group’s savings plan through mutual funds that are invested in shares of the Company are subject to the lock-up rules applicable to investments in the savings plan under the provisions governing Company savings plans.

Moreover, Article 16 of the Board of Directors’ Internal Guidelines prevents members from engaging in any transactions relating to the securities of the listed companies of the Group in the periods preceding the publication of results, and more generally, if they have knowledge of privileged information, as well as from directly or indirectly engaging in short sales with respect to such securities.

To the Company’s knowledge, none of the Company’s Directors or Officers has agreed any other restriction to his or her freedom to dispose without delay of his or her holding in the Company.

5.1.4.3.         Other information

Court rulings and bankruptcy

To the Company’s knowledge, in the past five years:

-no Director or Officer has been found guilty of fraud;

-no Director or Officer has been involved in bankruptcy, receivership or liquidation proceedings;

-in December 2017, following the charges filed against Stéphane Richard in June 2013 in relation with the CDR-Tapie affair, the investigating judges ordered the case to be brought before the criminal court. No other charge or public sanction for an offense has been pronounced against a Director or Officer by a statutory or regulatory authority;

-no Director or Officer has been barred by a court from serving as a member of a management or supervisory body of a listed company or from being involved in the management or business operations of a listed company.

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Family ties

To the Company’s knowledge, there are no family ties among Company Directors and Officers, or between the Directors and Officers and the Executive Committee members.

Conflicts of interest

Under Article 16 of the Internal Guidelines of the Board of Directors, which may be consulted on the Group’s website at www.orange.com, under the heading Group/Governance (see Section 5.2.1.4 Internal Guidelines), each director must notify the Chairman of the Board and the Lead Director of any situation concerning them liable to give rise to a conflict of interest with a Group company.

In particular, Article 10 of the Internal Guidelines of the Board of Directors entrusts the Lead Director with a specific prevention role regarding conflicts of interest which could occur, primarily by carrying out awareness initiatives. The Lead Director informs the Governance and Corporate Social and Environmental Responsibility Committee (GCSER), and the Board of Directors, should he deem it appropriate, of any potential or actual conflicts of interest affecting corporate officers and the other members of the Board of Directors. He/she may make recommendations to the GCSER Committee and the Board of Directors on how to manage potential conflicts of interest of which he/she becomes aware of or which are reported to him/her (see Section 5.2.1.7 Lead Director).

In addition, Article 16.3 of these Internal Guidelines stipulates that for any situation concerning a director that may create a conflict of interest, the director concerned shall refrain from participating in the vote on the corresponding resolution.

Moreover, a declaration relating to the existence or non-existence of a situation of conflict or divergence of interests (even potential) is requested annually from the Company’s Directors and Officers as part of the preparation of the Registration Document as well as when taking office and any renewals of office. In its meeting of February 15, 2019, the GCSER Committee also took note of the annual declarations of the Directors and Officers (see Section 5.2.1.2 Independent directors).

To the Company’s knowledge and as of the date of this Registration Document, there is no potential conflict of interests between the duties of Directors or Corporate Officers with regard to Orange and their private interests or other duties.

To the Company’s knowledge, there is no arrangement or agreement with a major shareholder, customer, supplier or any other third party under which any member of the Board of Directors or Corporate Officer was appointed to the Board of Directors or Company’s General Management (respectively).

5.1.4.4.         Shares and stock options held by members of the Executive Committee

As of the date of this document, to the Company’s knowledge, the members of Orange’s Executive Committee, including Stéphane Richard, Ramon Fernandez, and Gervais Pellissier, owned a total of 96,646 Orange shares, representing 0.005% of the capital.

As of the date of this document, the members of the Executive Committee do not hold any stock-options, as the plan granted in May 2007 expired in May 2017 (see Section 5.4.1 History of stock-option grants).

5.2.          Operation of the management and supervisory bodies

5.2.1.           Operation of the Board of Directors

The Board of Directors presides over all decisions relating to the Group’s major strategic, economic, employment, financial or technological policies and monitors the implementation of these policies by the General Management.

5.2.1.1.         Legal and statutory rules relating to the composition of the Board of Directors

In accordance with Article 13 of the Bylaws, the Board of Directors consists of 12 members minimum and 22 members maximum, including three directors representing the employees, and one director elected by the Shareholders’ Meeting on proposal of the employee shareholders. The term of office for directors is four years.

Pursuant to order no. 2014-948 of August 20, 2014 relating to governance and transactions in the capital of companies with a public shareholding, given that the French state holds more than 10% of the Company’s share capital, it is entitled to appoint a representative to the Board of Directors, and a number of positions in proportion to its equity stake are reserved for members that it may nominate. The public sector has three representatives on the Board of Directors: one representative appointed by Ministerial Decree and two directors appointed by the Shareholders’ Meeting.

5.2.1.2.         Independent directors

The annual assessment of directors’ independence was carried out by the Board of Directors on February 20, 2019, on the basis of a proposal by the GCSER Committee. In assessing directors’ independence, the Board took into account all of the Afep-Medef Code criteria on Corporate Governance. These criteria state that a director, to be considered independent, must not:

-be nor have been within the last five years:

-an employee or executive Corporate Officer of the Company,

-an employee, executive Corporate Officer or director of a consolidated subsidiary of the Company,

-an employee, executive Corporate Officer or director of the parent company or a consolidated subsidiary of the Company;

-be an executive Corporate Officer of a company in which Orange, directly or indirectly, holds a position on the Board of Directors or in which an employee appointed as such, or a person who is currently or was at any time in the previous five years an executive Corporate Officer of Orange, is a director;

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-be a customer, supplier, commercial banker, investment banker or advisor:

-that is material to the Company or its Group,

-nor for which the Company or its Group represents a significant share of business.

The assessment of the potential significance of the relationship with the Company or its Group must be debated by the Board, and the qualitative and/or quantitative criteria used in this assessment (continuity, economic dependence, exclusivity, etc.) must be explicitly stated in the Corporate Governance Report,

-not have close family ties with a director or officer;

-not have been a Statutory Auditor of the Company within the last five years;

-not have been a director of the Company for more than twelve years. Under this criterion, loss of the status of independent director occurs on the date at which this period of twelve years is reached.

The Afep-Medef Code, in its version dated June 2018, now recommends presenting a summary table of each director’s situation with regard to independence criteria. The analysis of the Governance and Corporate, Social and Environmental Responsibility Committee (GCSER) was carried out with regard to these criteria, and the summary table is presented at the end of this section.

The Board of Directors, as it does every year, discussed on February 20, 2019 the assessment of the potential significance of the ties between directors and the Company or Group. To do this, the GCSER reviewed, firstly, the annual declarations made by the directors when preparing this document, including a section on potential conflicts of interests, and, secondly, any business relationships between Orange group and these directors or companies that employ them, or in which they may hold terms of office (see Section 5.2.1.8 Board and committee activities during the fiscal year).

Following the discussions, Christel Heydemann, Helle Kristoffersen, Mouna Sepehri, Alexandre Bompard, Charles-Henri Filippi, Bernard Ramanantsoa and Jean-Michel Severino were deemed to be independent according to the criteria of the Afep-Medef Code, i.e. seven of the Board’s fifteen members.

More specifically, the GCSER reviewed the situation of the Lead Director due to his appointment as Managing Partner of the corporate bank Lazard in March 2018. It also covered the nature of business dealings with listed companies in which its independent directors hold terms of office. It mainly shows that some of these companies are clients of Orange Business Services for business telecommunication services. The Board also reviewed any potential advisory services (new item in the Afep-Medef Code) declared performed by the Company’s directors.

The Board of Directors considered, given the nature and volume of the business relationships in question and the declaration of independence made by each of the aforementioned directors, that these relationships are insignificant for both the Orange group and for each of the groups or entities to which the directors concerned belong. The Board of Directors concluded that these relationships are therefore not likely to call into question their independence.

The three directors representing the public sector and the four directors representing employees or employee shareholders cannot, by definition, be deemed independent under the Afep-Medef Code. Stéphane Richard, the Chairman and CEO, is not considered an independent director because of the executive functions he holds within the Group.

Apart from the directors representing employees and employee shareholders who are not taken into account under the Afep-Medef Code for the purposes of calculating the proportion of independent directors, the Board thus has seven independent directors out of eleven, i.e. close to two-thirds of the Board, a proportion which is well within the recommendations of the Afep-Medef Code.

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The table below presents the situation of each independent director with regard to the independence criteria set in the Afep-Medef Code.

Directors’ independence	Alexandre Bompard	Charles-Henri Filippi	Christel Heydemann	Helle Kristoffersen	Bernard Ramanantsoa	Mouna Sepehri	Jean-Michel Severino
Criterion 1: is not and has not been an employee corporate officer within the last five years	✔	✔	✔	✔	✔	✔	✔
Criterion 2: does not hold cross-directorships	✔	✔	✔	✔	✔	✔	✔
Criterion 3: does not have significant business relationships	✔	✔	✔	✔	✔	✔	✔
Criterion 4: does not have close family ties with a director or officer	✔	✔	✔	✔	✔	✔	✔
Criterion 5: has not been a Statutory Auditor of the Company within the last five years	✔	✔	✔	✔	✔	✔	✔
Criterion 6: has not been a director of the Company for more than 12 years	✔	✔	✔	✔	✔	✔	✔
Criterion 7: status as non-executive corporate officer - does not receive variable compensation in cash or shares or any compensation relating to the Company’s performance	✔	✔	✔	✔	✔	✔	✔
Criterion 8: major shareholder status - does not participate in the control of the Company	✔	✔	✔	✔	✔	✔	✔

In this table, the ✔ symbol means that the independence criterion has been satisfied.

5.2.1.3.         Applying the principle of diversity and balanced representation between women and men

The Board ensures that its membership complies with statutory provisions, specifically with regard to diversity and the balanced representation of men and women.

At the date of this document, the Board of Directors comprises five women out of a total 12 directors (excluding the directors elected by the employees, who are not taken into account by the French law of January 27, 2011 on the balanced representation of women and men on Boards of Directors and Supervisory Boards and gender equality at work), i.e. a ratio of 41% of women.

It should be noted that, of the three Board Committees - all of which are chaired by independent directors - two are chaired by women (the GCSER and Innovation and Technology Committees).

Furthermore, pursuant to Article L. 225-37-4 of the French Commercial Code and following the revision of the Afep-Medef Code in June 2018, the Company’s Internal Guidelines (see Section 5.2.1.4 Internal Guidelines) now provide, in an amendment to Article 13, that diversity in the membership of the Board and its committees also refers to criteria such as age, nationality, qualifications and professional experiences.

This change also meets directors’ expectations, as expressed during the Board’s self-assessment in 2018 relating to the need to diversify the profiles of its members, with expertise in the digital and international spheres.

Diversity of expertise on the Board

An assessment of the key skills and expertise of the members of the Board was carried out and shows that the Board has the necessary qualities to understand the issues presented to it.

The mapping below presents a balanced distribution between the various types of skills required and brought to the Board by its fifteen members.

General skills

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Key expertises in line with the Group’s targets and strategy

5.2.1.4.         Internal Guidelines

In 2003, the Board of Directors adopted Internal Guidelines which define the guiding principles and procedures for its operations and those of its committees. They are available on the website www.orange.com, under the heading Group/Governance.

The Internal Guidelines specify, among other details, the respective responsibilities of the Board of Directors, the Chairman and the Chief Executive Officer, stipulating limits to the latter’s powers; they also define the rules governing the composition, powers and operating procedures of each Board committee.

The Internal Guidelines also specify the rules governing the information provided to directors and the meetings of the Board.

The Internal Guidelines have been updated on a number of occasions by the Board of Directors to reflect changes in the Company’s governance. The most recent update, dated December 5, 2018, made in order to take account of the the revision of the Afep-Medef Code in June 2018, and ii) the recommendations issued by the GCSER resulting from the Board’s self-assessment carried out in summer 2018 (see Section 5.2.1.9 Periodic review of the work of the Board of Directors and its committees).

5.2.1.5.         Chairman of the Board of Directors

Article 1 of the Internal Guidelines of the Board of Directors specifies the role and duties of the Chairman.

The Chairman represents the Board of Directors and, except in unusual circumstances, is the only person authorized to act and speak in the Board’s name. He organizes and steers the work of the Board of Directors and ensures the efficient running of corporate bodies in line with the principles of good governance. He serves as a liaison between the Board of Directors and the Company’s shareholders, in coordination with the General Management; he monitors the quality of the Company’s financial information. When the roles of Chairman of the Board of Directors and Chief Executive Officer are split, he may, in close coordination with the General Management, represent the Company in its upper-level relations with the public authorities, the Group’s major partners and its major customers, both within France and internationally. In this case, he is briefed regularly by the Chief Executive Officer on the significant events and situations relating to Group operations, and he may seek any information from the CEO needed to inform the Board of Directors and its committees. The Chairman may meet with the Statutory Auditors in order to prepare the work of the Board of Directors and the Audit Committee. He may attend meetings of Board Committees under the conditions provided for in the Internal Guidelines.

In accordance with Articles 29-1 and 29-2 of French Law No. 90-568 of July 2, 1990, the Chairman of the Board of Directors also has the power to appoint and manage the civil servants employed by the Company.

Pursuant to the Company’s Bylaws, the Chairman of the Board of Directors can hold his position until the age of 70.

5.2.1.6.         Committees of the Board of Directors

The Board of Directors is supported by expertise from three specialized committees. Their role is to provide informed input for the Board’s discussions and assist in preparing its decisions. These committees meet as often as is necessary. Their powers and operating procedures are set out in the Internal Guidelines of the Board of Directors. In line with the Afep-Medef Corporate Governance Code, significant responsibilities are given to independent directors. Orange also believes that it is useful that each committee benefits from the presence of at least one member who represents the public sector and at least one member representing employees or employee shareholders.

For this reason, with the exception of the Chairman and Chief Executive Officer, all of the directors sit on a committee, based on the choices discussed and made by the Board.

Composition of the Board Committees as of the date of this document

	Year created	Chairman	Members
Audit Committee	1997	Bernard Ramanantsoa (1)	Sébastien Crozier Hélène Dantoine Christel Heydemann (1) Jean-Michel Severino (1) (2)
Governance and Corporate Social and Environmental Responsibility Committee (GCSER Committee)	2003	Mouna Sepehri (1)	Charles-Henri Filippi (1) Fabrice Jolys Anne Lange
Innovation and Technology Committee (ITC)	2014	Helle Kristoffersen (1)	Alexandre Bompard (1) Luc Marino René Ollier Bpifrance Participations (Nicolas Dufourcq)

(1)    Independent director.

(2)    Audit Committee’s financial expert.

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Audit Committee

In accordance with the Internal Guidelines of the Board of Directors, the Audit Committee has at least three members appointed by the Board. At least two-thirds of members must be independent (excluding directors representing employees or employee shareholders, who are not taken into account). The Chairman of the Audit Committee is chosen from among the independent directors.

The composition of the Audit Committee complies with the recommendations of the Afep-Medef Code, with three-quarters of its directors, excluding directors representing employees or employee shareholders, being independent, and with no Corporate Officer on the Committee. The composition of the Audit Committee also complies with the provisions of Article L. 823-19 of the French Commercial Code relating to setting up a specialized committee to follow-up questions relating to the preparation and control of accounting and financial information.

In this regard, the Committee monitors the financial reporting process and the effectiveness of internal control and risk management systems relating to accounting and financial reporting procedures. It issues a recommendation regarding the Statutory Auditors nominated for appointment, organizes the selection process and submits a reasoned recommendation to the Board regarding their choice and their compensation terms and conditions. It monitors the Statutory Auditors’ fulfillment of their assignment and approves, where applicable, the provision of services other than the certification of the financial statements, for such services that are not prohibited by law or Orange’s rules. In addition to the legal obligations in terms of consolidation scope, investment or divestment transactions, the Committee also examines all investment or divestment projects in accordance with the procedures set out in Article 2 of the Board of Directors’ Internal Guidelines, and prepares the relevant Board resolutions. The Audit Committee may also request that any audit or internal/external study be carried out on any matter it considers to fall within its remit.

Furthermore, the Chairman of the Audit Committee is assigned a particular role, and reports on the execution of their functions to the Board of Directors on a regular basis, as well as the outcome of any financial statement certification assignments, the manner in which this assignment has contributed to the integrity of the financial information and the role they have played in this process. They immediately inform the Board of any difficulties encountered and submit a summary of the Audit Committee’s discussions.

The responsibilities of the Audit Committee are detailed in Article 7 of the Internal Guidelines of the Board of Directors.

Financial Expertise within the Audit Committee

Members of the Audit Committee are required to have or to gain financial or accounting expertise. The Audit Committee, in accordance with the provisions of Article L. 823-19 of the French Commercial Code and Section 407 of the US Sarbanes-Oxley Act, must also comprise at least one person with specific expertise in the field of finance, accounting or statutory auditing, and must be independent (the "financial expert").

Jean-Michel Severino was appointed financial expert of the Audit Committee, replacing José-Luis Durán, during the Board of Directors meeting of October 25, 2017, due to his role as Financial Inspector, his past functions as CEO of the Agence française de développement (AFD, French international development agency) and Vice-President of the World Bank for Asia, and of his current position as manager of the fund management company I&P.

Governance and Corporate Social and Environmental Responsibility Committee

In accordance with the Internal Guidelines of the Board of Directors, the Governance and Corporate Social and Environmental Responsibility (GCSER) Committee has at least three members appointed by the Board.

Its composition is in line with the recommendations of the Afep-Medef Code, as the ratio of independent directors is two out of three (excluding Fabrice Jolys, director representing employees, who is not included in this calculation).

The Committee, whose creation is a recommendation of the Afep-Medef Code, has three major areas of responsibility, namely appointments and compensation, Corporate Social Responsibility, and governance. In particular, it exercises the powers of the specialized committees responsible for the appointment and reappointment of directors, as well as the compensation of corporate Officers. In these areas, it is tasked in particular with making proposals to the Board of Directors, as well as to the Chairman and, as necessary, the CEO. The CEO also keeps the Committee informed of any new appointments to the Group Executive Committee; the Committee may offer its opinion on the terms and conditions for calculating the compensation of these new members, or regarding multi-year variable compensation plans (long term incentive plans) or free share award plans in place at Orange group. The Committee also ensures, with regard to replacement plans, that a process is in place for reappointment deadlines and in situations requiring specific attention.

The Committee also examines, in line with the Group’s strategy, the main thrust of the human resources and corporate social and environmental responsibility policies drawn up, based on discussions with the Group’s stakeholders. Once a year, it reviews the Ethics Committee’s report on the Group-wide actions to implement the ethical practices program, and is informed about the roll-out of the Group’s compliance programs.

Article 8 of the Internal Guidelines of the Board of Directors details the responsibilities of the Committee.

Innovation and Technology Committee

In accordance with the Internal Guidelines of the Board of Directors, the Innovation and Technology Committee has at least three members appointed by the Board.

The Committee notably reviews the major multi-annual investment programs and the major technology partnerships entered into by the Group, the Group’s strategic policies in terms of innovation and technology, and its performance in this respect.

Article 9 of the Internal Guidelines of the Board of Directors details the responsibilities of the Committee.

Joint Committee of Board Committees

In accordance with Article 11 of the Internal Guidelines of the Board of Directors - and without constituting a specialized committee of the Board itself - the Audit Committee, the Governance and Corporate Social and Environmental Responsibility Committee and the Innovation and Technology Committee meet in a joint forum once a year under the chairmanship of the Chairman of the Audit Committee or by the oldest member present. This Joint Committee is responsible for preparing the work of the Board of Directors relative to internal control and risk management systems. It met on December 7, 2018.

The Internal Guidelines state that the Company’s Senior Management must present the corporate risk mapping and risk matrix, in particular the effectiveness of the risk management system, the major risks facing the Group and the mechanisms for preventing and detecting fraud.

Ad hoc committees

Article 5 of the Internal Guidelines of the Board of Directors provides that the Board may decide, for certain technical issues relating to the Company’s operations and/or issues that may involve conflicts of interest and on which the Board of Directors is expected to give its view or make a decision, to establish an ad hoc committee to review these matters in consultation with the Company’s Senior Management. Article 5 was amended at the request of the Board on December 5,

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2018, in order to enable any director to participate in such committees, provided that they have no conflicts of interest

The Board of Directors appoints the Chairman, who is chosen from among the Committee’s independent directors.

5.2.1.7.         Lead Director

The Internal Guidelines of the Board of Directors allow the Board to appoint a Lead Director from among the independent directors at the proposal of the GCSER Committee. A Lead Director must be appointed if the same person is both Chairman of the Board of Directors and Chief Executive Officer.

The Board of Directors meeting of December 7, 2016 appointed Charles-Henri Filippi as Lead Director. He remains a member of the GCSER. His duties and powers as Lead Director are set out in Article 15.1 of the Company’s Bylaws (Board deliberations), and in accordance with the Article 10 of the Internal Guidelines, based on the following:

Duties of the Lead Director

The main mission of the Lead Director is to ensure smooth relations between the Board of Directors and the Company’s General Management. To this end, he/she is responsible for:

-management of conflicts of interest: the Lead Director informs the GCSER Committee and, where appropriate, the Board of Directors, of any potential or actual conflicts of interest affecting the directors and officers of which he/she becomes aware or which are reported to him/her. Where necessary, he/she makes recommendations on how to manage such conflicts;

-crisis situations: at the request of the Board of Directors, the Lead Director ensures that Corporate Governance enables the Company to cope with any exceptional crisis situations which it might confront;

-assessment of the Board of Directors: the Lead Director may be called on to comment during the GCSER Committee’s assessment of the work of the Board of Directors and its committees;

-report on activity: the Lead Director reports on the performance of his/her duties annually to the Board of Directors. At Shareholders’ Meetings, the Chairman of the Board of Directors may invite him/her to report on his/her work.

Powers of the Lead Director

The powers of the Lead Director are subject to the limits on those of the Board of Directors and its committees;

-convening the Board of Directors/Agenda: the Lead Director may, pursuant to Article 15.1 of the Company’s Bylaws, ask the Chairman of the Board of Directors to call a Board meeting on a given agenda or propose additional agenda items to the Chairman of the Board of Directors. The Lead Director may convene the Board of Directors if the Chairman is unable to do so and may chair Board meetings when the Chairman is absent;

-information for directors: the Lead Director ensures that the directors are able to carry out their duties in the best possible conditions, and in particular that they have all necessary information ahead of Board meetings;

-committees of the Board of Directors: the Lead Director is not barred from serving as Chairman of any Board committee. He/she may, on proposal of the committee’s Chairman, contribute to the work of the committees related to his/her duties;

-resources: the Lead Director has access through the Company’s Senior Management to all documents and information required to carry out his/her duties;

-compensation: the Board of Directors determines, when the Lead Director is appointed, the amount of compensation he/she receives for this role. In addition, the Lead Director can be reimbursed, against receipts, for any expenses incurred in the execution of his/her duties, notably travel costs.

In accordance with a decision of the Board of Directors of 25 October 2017, the Lead Director was identified as the General Management contact regarding situations in compliance matters especially in order to be able to report to all members of the Board on the effectiveness of the compliance system and its level of risk. It participates annually in a meeting of the Risk Committee (see Section 5.2.2.3 Group Executive Committee and Governance Committees).

Finally, the Lead Director meets with the Company’s investors and shareholders on a regular basis, as provided for by the Afep-Medef Code. In 2018 and 2019, he participated, alongside Senior Management, in a number of meetings dedicated to the Company’s governance in preparation for the Annual General Meeting.

5.2.1.8.         Board and committee activities during the fiscal year

Board activities

The Board of Directors met eleven times during 2018. These meetings had a collective attendance rate of 91.5%. Individual attendance rates are presented in the table located at the end of this section. Information on the method for allocating and the payment of attendance fees is presented in Section 5.4.2.1 Attendance Fees. The typical Board meeting lasts around four hours.

Each meeting is generally preceded by a meeting of one or more of the Board’s committees with a view to preparing its work and deliberations. The issues discussed by the committees are reported on by their Chair (s) to the Board of Directors.

In addition to the regular events in the course of the Company’s operations (review of operational performance, quarterly results, half-year and annual financial statements, budget review, risk factors, approval of Directors’ and Officers’ compensation, etc.), the Board reviewed the French government’s plan to implement new mobile coverage targets, the so-called "New Deal", the purchase of the Basefarm group in order to step up the international development of Orange’s Cloud business, and participation in the 5G license auction process in Spain. On 5 December 2018, the Board also examined the amendment of its Internal Guidelines and was presented with current issues (such as a summary of shareholder feedback regarding Corporate Governance issues prior to the Company’s Shareholders’ Meeting or the pan-African hub project for the interoperability of the Orange Money payment and transfer).

The Board of Directors monitored the implementation of the Essentials2020 strategic plan and consulted in the second half of 2018 with the CCUES (Central Committee of the Orange Works Council) on the strategic orientations. This annual consultation of the CCUES took place during the Board meeting on December 5, 2018 and will be renewed in 2019.

For the 2019-2021 period, the Board proposed extending the long-term incentive plan (LTIP) for Directors and Officers, and reviewed the related performance criteria. This plan will be submitted for approval by the Shareholders’ Meeting of May 21, 2019 (see Section 5.4.1). The Board of Director’s review of points related to the appointment, compensation and evaluation of Corporate Officers is done in the absence of the interested parties.

In accordance with the provisions of the Internal Guidelines, a meeting of the Board of Directors in April 2019 will study the existence and

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monitoring of the effectiveness of internal control and financial and non-financial risk management systems. This meeting is prepared by a joint meeting of the three committees of the Board of Directors.

The Board of Directors was presented a report on the implementation of the Group vigilance plan and the new non-financial performance reporting obligations. It also approved the information on the corporate social and environmental issues of the Group included in the Report of the Board of Directors to the Shareholders’ Meeting.

The Board also conducted a self-assessment of its operations. This was performed after the Shareholders’ Meeting of May 4, 2018 in order to be able to take into account the changes to the Board’s membership, following the arrival of new members (see Section 5.2.1.9 Periodic review of the work of the Board of Directors and its committees).

At Board meetings held on February 20, 2018 and February 20, 2019, Charles-Henri Filippi reported on the performance of his duties as Lead Director in 2017 and 2018.

The main topics covered in this report are:

-his special mission regarding the Chairman of the Board, which has not revealed any significant events likely to alter the confidence in him already expressed and renewed by the Board;

-monitoring, in cooperation with the GCSER Committee, the regular review of independence and any potential cases of conflicts of interest;

-confirmation that there are no exceptional situations that might threaten the Company’s Corporate Governance;

-the will to continue to promote a good dialog, in particular among directors and shareholders.

The Lead Director also regularly reported on subjects relating to his mission at the Board meetings.

Committee activities

Audit Committee

The Audit Committee met eight times in 2018. These meetings had a collective attendance rate of 91.4%.

It met regularly with Orange’s senior management and the main managers of the Group’s Finance Department, as well as with the Head of the Group Audit, Control and Risk Management Department and the Statutory Auditors in order to review with them their respective action plans and a follow-up on these plans.

Financial Reporting

In 2018, the Committee analyzed the statutory and consolidated financial statements for the 2017 fiscal year and the first half of 2018, together with the first and third quarter results for 2018. In its meeting on February 18, 2019, it reviewed the results of the fourth quarter of 2018, as well as the statutory and consolidated financial statements for the 2018 fiscal year. It verified that the processes for producing accounting and financial information complied with regulatory and legal requirements, especially in terms of internal control. In this respect, the Committee reviewed the draft Management Report and heard the Statutory Auditors’ Reports. It also examined the 2019 budget, significant risks and off-balance sheet commitments and their accounting impact, as well as the results of the asset impairment tests.

In addition, the Committee reviewed all financial communications before their publication.

Internal Control and Risk Management, Ethics

Before approving each set of financial statements, the Committee undertook a review of the significant litigation in which the Group is involved.

Moreover, the Committee examined the results of the annual evaluation of the internal financial control system, which were presented to it by the Group Internal Control Department, and concluded that the system was effective (see Section 2.2.3.2 Summary of works on Internal Control implemented under Section 404 of the Sarbanes-Oxley Act).

The Committee also examined the major risks that, should they materialize, the Company believes could have a significant, adverse impact on its business, financial position or profits, particularly in light of its risk mapping. It also ensured that the recommendations formulated by the Audit, Control and Risk Management Department after the internal audit assignments were correctly implemented. The findings of the audit assignments as well as the agenda of the upcoming audit assignments were presented. The description of the main risks is presented in Section 2 Risk factors.

Finally, the Committee was presented with the external audit plan.

Management of Debt and Cash

The Committee regularly examined the Group’s policy on debt refinancing and cash management.

Expansion Plans and Strategic Plan

The Committee was informed about the position of the Group’s equity interests in Africa and Middle-East and reviewed the asset impairment tests conducted at the end of 2018 at the Group’s main subsidiaries and equity interests, based on the entities’ updated strategic plans, in order to take the 2018 budget as well as geopolitical and macroeconomic changes into account.

Furthermore, the Committee reviewed the follow-up of the Essentials2020 strategic plan.

Statutory Auditors

The Committee reviewed the fees for the Statutory Auditors for 2018 and the financial terms of their work during the year.

Governance and Corporate Social and Environmental Responsibility Committee (GCSER Committee)

The CGRSE Committee met seven times in 2018. These meetings had a collective attendance rate of 100%.

Compensation of Directors and Officers

In the beginning of 2018, the Committee determined the target proposals and calculation methods for the variable portion of the compensation of the Chairman and CEO and the Delegate CEOs for 2018. The calculation of the the annual variable compensation of Corporate Officer compensation is based on a weighted average of four indicators that focus on the Group’s growth, profitability, quality of service, and CSR performance. These indicators, their relative weighting and the results achieved are described in Section 5.4 Compensation of Directors and Officers.

The proposed targets for Directors and Officers in 2019 were examined in November 2018 and finalized February 2019.

In addition, the Committee monitored the implementation of the long-term incentive plan (LTIP) for Corporate Officers and members of the Executive Committee for the 2016-2018 and 2017-2019 periods. In February 2019, on the Committee’s recommendation, the terms and conditions for the 2018-2020 LTIP were renewed for 2019-2021, with certain changes aiming to make the long-term performance indicator more accurate.

The terms, procedures and conditions of these LTIPs are described in Section 5.4.1.

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Lastly, the Committee prepared the breakdown of attendance fees for directors in respect of the 2018 fiscal year and defined the allocation mechanism for the 2019 fiscal year (see Section 5.4.2 Compensation of non-executive Directors).

Governance and operation of the Board

The Committee reviewed the Board’s Corporate Governance report attached to the Management Report.

It also reviewed, like every year, each of the independent directors’ positions in terms of the independence criteria set out in the Afep-Medef Code.

During its meeting of February 15, 2019, the Committee took note of annual declarations made by Orange’s corporate officers, in which certain information is required: number of Orange shares held and any related-party transaction, terms of office and positions held in 2018, personal situation, potential conflicts of interest, etc.

The members of the Governance and Corporate, Social and Environmental Responsibility Committee noted that in light of the annual declarations made by corporate officers, no specific conflicts of interest had been identified. This review, together with other work carried out by the Committee, enabled it to recommend to the Board that it categorize seven directors as independent within the meaning of the Afep-Medef Code (see Section 5.2.1.2 Independent directors).

The Committee also considered the annual activity report of the Lead Director.

Finally, the Committee conducted a self-assessment of the operating procedures of the Board and its committees, including the measurement of the effective contribution of the directors, after the 2018 Shareholders’ Meeting (see Section 5.2.1.9 Periodic review of the work of the Board of Directors and its committees).

Nomination

The Committee noted the election of Luc Marino, during the Shareholders’ Meeting of May 4, 2018, as director representing shareholder employees. Following the Board’s decision of June 20, 2018, Luc Marino sits on the Innovation and Technology Committee, replacing Hélène Marcy.

In March 2019, the Committee discussed the composition of the Board of Directors and recommended that the Board submit to the Shareholders’ Meeting of May 21, 2019 the reappointment of Helle Kristoffersen, Alexandre Bompard and Jean-Michel Severino, all three of whom are independent directors.

Mouna Sepehri, whose term expires, did not wish request the renewal of his mandate, in particular because news about the company for which she works.

The committee took it into account, despite the strong contribution of Mouna Sepehri within the Council, both in his capacity as director and Chair of the GCSER Committee since 2014.

He therefore studied several profiles people with particular skills in governance of major groups and CSER and proposed the nomination of Anne-Gabrielle Heilbronner.

Otherwise, the committee also recommended, on proposal from the State, the renewal of the mandate of Anne Lange, director representing the public sector.

CSER, ethics, compliance

The Committee reviewed the strategy and important issues related to the Group’s corporate social and environmental responsibility policies. It examined the major achievements in 2018 in this area. The Committee reported to the Board of Directors on its work on this subject.

The progress of the roll-out of the program to prevent corruption within the Group, in particular relating to the implementation of measures resulting from French Law of December 9, 2016, known as the "Sapin II" Law, or from order no. 2017-1180 of July 19, 2017 on the publication of non-financial information, was presented to the Committee, in particular the implementation of the Code of Conduct and new non-financial performance disclosure obligations, and the roll-out of the Group’s vigilance plan. The Board of Directors was informed of this matter.

The Committee also examined the annual report on ethics and compliance and studied the Group-wide actions to implement the ethical practices and compliance program (see Section 2.2 Activity and risk management framework). It also assessed the implementation of the vigilance plan and the new non-financial performance reporting obligations.

Finally, as part of the periodic review of the Board’s work (see Section 5.2.1.9 Periodic review of the work of the Board of Directors and its committees), the Committee continued its discussions on the development and monitoring of Director and Officer replacement plans.

Labor

The Committee monitored changes in the half-year indicators of the employee satisfaction survey. At its meeting held on November 27, 2018, the Committee was presented with a detailed annual report on workplace gender equality and equal pay at Orange, specifically covering the proportion of women making up the workforce, an analysis of pay gaps, and the awareness-raising campaigns rolled out in 2018, and prepared the relevant Board discussions.

Innovation and Technology Committee (ITC)

The ITC met three times in 2018. These meetings had a collective attendance rate of 73.5%.

The Committee focused on digital identity, enhanced mobile communication services and dealings with Google, as well as the transformation of the customer relationship through artificial intelligence.

Joint Committee

At a Joint Committee meeting in December 2018, the members of the Audit Committee, the GCSER Committee and the ITC studied the effectiveness of the risk management system, with a review of 2018 and a focus on the Group’s major risks and notably on the application of the General Data Protection Regulation. Fraud prevention and detection mechanisms were also examined.

Ad hoc committees

An ad hoc committee, as provided for in Article 5 of the Internal Guidelines, was held in July 2018, following the decision of the Board of Directors on June 20, 2018. This committee focused on the auction process in Spain for 5G frequencies.

Strategic seminar

Pursuant to its Internal Guidelines, the Board of Directors met on July 25, 2018, then with the members of the Executive Committee on January 9, 2019. At these meetings, members heard presentations on and discussed the Group’s financial, strategic, social and regulatory positions, as well as the results of actions undertaken in France and around the world, and discussed certain areas of diversification (Cloud, cyber security, financial services) and the outlook and commitments in Europe.

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Individual attendance of Board members

In accordance with Article 10.1 of the Afep-Medef Code, the table below presents the attendance rate of each member of the Board of Directors in 2018:

	Attendance of members of the Board of Directors
	Board of Directors	Audit Committee	GCSER C.	ITC
Stéphane Richard	100%	NA	NA	NA
Alexandre Bompard(2)	64%	NA	NA	0%
Sébastien Crozier	100%	100%	NA	NA
Charles-Henri Filippi	100%	NA	100%	NA
Christel Heydemann	82%	100%	NA	NA
Fabrice Jolys	100%	NA	100%	NA
Helle Kristoffersen	91%	NA	NA	100%
Anne Lange	91%	NA	100%	NA
Hélène Marcy(1)	100%	NA	NA	100%
Luc Marino(1)	100%	NA	NA	100%
Lucie Muniesa(1)	90%	57%	NA	NA
René Ollier	100%	NA	NA	100%
Bernard Ramanantsoa	100%	100%	NA	NA
Mouna Sepehri	100%	NA	100%	NA
Jean-Michel Severino	91%	100%	NA	NA
Bpifrance Participations represented by Nicolas Dufourcq	64%	NA	NA	67%

(1)    Directors’ attendance rates are calculated based on their term of office in 2018, it being specified that:

         - Hélène Marcy’s term of office ended at the Shareholders’ Meeting of May 4, 2018;

         - on May 4, 2018 Luc Marino was appointed representative of employee shareholders;

         - Lucie Muniesa resigned from the Board on October 30, 2018, and was replaced on March 14, 2019 by Hélène Dantoine.

(2)    Alexandre Bompard, after taking up his position at Carrefour’s General Management in mid-2017, could not attend certain Board meetings and committees of the Company during the 2018 fiscal year, given the time devoted to defining and launching the so called strategic plan "Carrefour 2022" for his first year as Chairman and Chief Executive Officer of Carrefour. However, Alexandre Bompard had the opportunity to exchange with certain members of the Board of Directors, in particular with the Chairman and the Lead Director, throughout the year 2018 and outside the formal framework of boards and committees. Alexandre Bompard has committed to improve his attendance in 2019, as this was the case in the past (attendance at 7 Board meetings out of 8 in 2017).

5.2.1.9.         Periodic review of the work of the Board of Directors and its committees

The GCSER Committee, followed by the Board, took note of the results of the self-assessment carried out by the Board and its committees. All directors took part in this self-assessment, which was followed by an optional individual discussion with the Group General Secretary, secretary of the Board of Directors.

During the GCSER Committee discussions, followed by those of the Board of Directors at its meeting of December 5, 2018, the directors’ overall assessment of the quality of governance was shown to be globally very positive. The Board was unanimously recognized as a forum for discussion that is effective and compliant with the rules and best practices recommended by the Afep-Medef Code. Directors believe that governance bodies interact and operate effectively, and consider that the Board displays the appropriate level of involvement in areas within its remit.

The recommendations put forward mainly relate to:

-the development and monitoring of Director and Officer replacement plans (continuing the process currently in place for reappointment deadlines and in situations requiring specific attention, and coordination by the Chairman of the GCSER Committee and the Lead Director, informing the Board where appropriate);

-diversity amongst Board members (focus on the search for international profiles and people with knowledge or experience in the digital sector, as part of its commitment to diversity on the Board);

-director support (meetings with the Secretary of the Board and the Group’s main senior executives, invitations to informal discussions of the latest innovations and major technical matters, arrangements for employee directors whose terms of office are nearing an end);

-the creation of an environment that is more conducive to collective intelligence and agility (possessing additional information in line with the Company’s current events, alternating formal presentations with a focus on operations during strategic seminars).

The directors also wanted a more formalized monitoring process for the Board’s major transactions, particularly relating to acquisitions and major investments.

They also suggested that directors wishing to do so should be able to participate in the initial preparation stage for the next strategic plan.

5.2.2.           Operation of the General Management

5.2.2.1.         Form of exercise of General Management

On February 23, 2011, the Board of Directors decided to combine the roles of Chairman and Chief Executive Officer and to appoint Stéphane Richard as Chairman of the Board of Directors with responsibility for the General Management of the Company. It considered this management structure to be the most appropriate for the Company’s organization and operation, because it allows the General Management to benefit from his business knowledge and experience in order to bring forward and defend the Company’s strategy, offering greater transparency between General Management and the Board of Directors, while optimizing coordination of operations within the Group and facilitating agile decision-making.

In this context, with a renewed Executive Committee (see 5.2.2.3 Executive Committee and Group governance committees) thanks to the presence of two Delegate CEOs with defined areas of expertise alongside the Chairman and Chief Executive Officer, a statutory Lead

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Director with significant roles and powers, the presence of seven independent directors and the frequent meetings of the Board of Directors (11 meetings in 2018) and its committees, Orange has ensured the existence of means to guarantee robust governance that focuses on efficiency and performance while ensuring a balance of power. In addition, each of the three committees of the Board of Directors (Audit Committee, GCSER Committee and ITC) is chaired by an independent director. As in previous assessments, all directors were individually consulted during the assessment process in summer 2018, and combining the roles of Chairman and Chief Executive Officer was considered to be the most appropriate given the Company’s situation. The same conclusion was noted in the past.

5.2.2.2.         Limits set on the Chairman and Chief Executive Officer’s authority

The Chairman and Chief Executive Officer is invested with extensive powers to act in the Company’s name. He exercises his powers within the limits of the Company purpose and subject to those limits that the law and Internal Guidelines of the Board of Directors expressly reserve for the latter. He is supported in this task by the Delegate Chief Executive Officers and the Executive Committee.

Article 2 of the Internal Guidelines of the Board of Directors provides that the Chairman and CEO must obtain the Board’s prior authorization before committing the Company to:

-investments or divestments exceeding 200 million euros per transaction falling within the consolidation scope, and when the total consolidated exposure exceeds the Board’s prior authorization for such an investment; or

-any new investment (excluding acquisitions of telecom spectrum) under the Group’s major multi-annual technology programs in its main territories (such as FTTH, 4G, etc.) in an average amount per annum exceeding 2.5% of the Group’s investments budgeted during the year in question.

In addition, acquisitions of telecom spectrum by the Group in the territories representing at least 10% of the consolidated revenue must be subject to prior presentation to the Board of Directors, with the latter setting a maximum auction price.

Investments or divestments remain, as the case may be, subject to independent review by the governing bodies of the subsidiaries in question.

Furthermore, any investment or divestment that falls outside the scope of the Company’s strategy and involves a transaction in excess of 20 million euros must first be approved by the Board of Directors. Where relevant, the Board of Directors must be kept informed of any significant new developments regarding such transactions.

The Chief Executive Officer must also obtain annual authorization from the Board of Directors, within ceilings determined by it, to allow the Company to issue bonds or equivalent securities or arrange syndicated bank facilities.

5.2.2.3.         Executive Committee and Group governance committees

The Executive Committee, under the authority of the Chairman and CEO, is responsible for managing the Group and coordinating the implementation of its strategy. It oversees the achievement of operational, labor relations and technical objectives, as well as of those relating to the allocation of financial resources. Its meetings are generally held weekly. Its composition is specified in Section 5.1.3.

Stéphane Richard has delegated a series of powers and signing authority to each member of the Executive Committee, each of whom has applied them in their respective area of expertise.

Several specialized committees reporting to the Executive Committee were created to apply or oversee the implementation of its directives throughout the Group. The main committees that support Group governance are the Group Investment Committee, the Treasury and Financing Committee, the Tax Committee, the Claims and Commitments Committee, the Risks Committee, the Employment and Skills Committee and the Disclosure Committee. Each committee has adopted Internal Guidelines or a charter defining their operating and deliberation procedures. These committees are also responsible for monitoring risk management with regard to financial liabilities, thereby helping to limit the Group’s overall exposure.

The Group Investment Committee, which operates under the authority of the Chairman and CEO, is chaired by the Delegate CEO in charge of Finance, Performance and Europe, and includes four other permanent members: the Delegate CEO in charge of Group Transformation, the Deputy CEO, the Chief Technology and Global Innovation Officer, the Senior Executive Vice-President in charge of Strategy and Cyber Security activities and the Secretary General. The internals guidelines of this committee (terms of reference) evolved in February 2019. Its role is to review projects implying financial commitments, off-balance sheet commitments and non-financial implications for the Group, also focusing on value creation. Except special situation, the Committee has decision-making authority on investment projects in IT and service platforms exceeding 10 million euros as well as bids in response to tender offers on the Enterprise market whose financing needs exceed 10 million euros, and on other investment projects exceeding 30 million euros (implied operational expenses). It also rules on mergers and asset disposals, and the financing needs of subsidiaries in the event of an increase in the Group’s financial exposure. This Committee meets as often as it deems necessary and in general once a week.

The Treasury and Financing Committee, chaired by the Delegate CEO Finance, Performance and Europe, sets the guidelines for managing the Group’s debt on a quarterly basis, especially in respect of its liquidity, interest rate, exchange rate and counterparty risks. The financial monitoring of the subsidiaries is also presented to the Committee. The Committee also reviews past management (key debt figures, completed transactions, financial results, etc.). It met 4 times in 2018.

The Tax Committee is chaired by the Delegate CEO Finance, Performance and Europe. Its role is to review the major tax issues in order to determine their accounting consequences, if any. The materiality threshold for tax matters that must be submitted to the Tax Committee is 10 million euros. This Committee meets twice a year. However, the Committee may convene special meetings to assess and approve the tax options to be taken on issues that are particularly important for the Group. The Tax Committee met 3 times in 2018.

The Claims and Commitments Committee, which is chaired by the General Secretariat, examines the Group’s significant litigation and contractual commitments, in order to ensure, in particular, that the related risks are as necessary taken into consideration as accounting provisions. The Committee’s mandate also includes approving the information in the notes to the financial statements on significant litigation. The Committee met seven times in 2018.

The Risks Committee, which operates under the authority of the Chairman and Chief Executive Officer, is chaired by the Delegate CEO Finance, Performance and Europe. It is made up of members of the Executive Committee, eleven of whom are permanent members. The Committee’s role is to review the Group’s principal risks and to propose to the Executive Committee all decisions regarding risk management and the quality of internal control, as well as to assist General Management in its risk management reporting to the Audit Committee and Board of Directors. In this respect, the Committee validates the risk mapping, validates and monitors the execution of the annual internal audit program and ensures the monitoring of the implementation of audit recommendations and corrective action plans. It monitors fraud and corruption prevention programs and reviews identified cases during meetings with the Lead Director. It is also informed of the main work on internal control, and ensures the consistency of the internal control and internal audit plans with the risk management objectives. In 2018, the Committee met five times.

The Employment and Skills Committee, which operates under the authority of the Chairman and CEO, is chaired, by delegation by the Group Senior Executive Vice-President in charge of Human Resources. It is made up of members of the Executive Committee or, by delegation, of their representatives. The Committee plays a key role in implementing the Group’s employment policy. The Employment and Skills Committee

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examines restructuring projects that may have a significant impact on jobs and skills, and job outlook and changes in the Group’s business lines, divisions and countries.

It also looks at all plans for external hires in France. In this context, it issues recommendations on each candidate presented. The Committee meets several times a month.

The Disclosure Committee operates under the authority of the Delegate CEO Finance, Performance and Europe. It is chaired, by delegation, by the Group Chief Accounting Officer, and includes the relevant Department heads within the accounting, legal, internal audit, controlling, investor relations and communications fields. It ensures integrity, accuracy, and compliance with applicable laws and regulations and recognized practices, and ensures the consistency and quality of the Group’s financial information. It carries out this mission within the procedural framework for the preparation and validation of financial information as defined by the Group. Accordingly, it examines all financial disclosures made by the Company: the consolidated financial statements, the annual and half-yearly financial reports, the Registration Document filed with the AMF, the US Annual Report (Form 20-F) filed with the SEC, and any press releases containing financial information and presentations to institutional investors. In addition, the Committee looks at financial communication distributed by the principal listed subsidiaries. It met 16 times in 2018.

5.3.          Reference to a Code of Corporate Governance

Orange refers to the Afep-Medef Corporate Governance Code for listed companies revised in June 2018, which may be consulted on the Orange, Afep and Medef websites.

Under the Comply or Explain rule provided for in Article L. 225-37 of the French Commercial Code, the Company states its compliance with the recommendations of the Afep-Medef Code as of the date of this document.

Main differences with the rules of the New York Stock Exchange

Orange has endeavored to take the New York Stock Exchange (NYSE) Corporate Governance standards into account. However, since the Company is not a US company, most of these rules do not apply to it, and the Company is allowed to follow the rules applicable in France instead. Accordingly, Orange has elected to refer to the Afep-Medef Code, where the recommendations differ in some respects from the NYSE governance rules applicable to US companies listed on the NYSE.

The main differences between Orange’s practices and the rules applicable to US companies are described in Orange’s annual report (Form 20-F) filed with the Securities and Exchange Commission of the United States.

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5.4.          Compensation and benefits paid to Directors, Officers and Senior Management

5.4.1.           Report of the Board of Directors on compensation and benefits paid to corporate officers

The Company refers to the Afep-Medef Corporate Governance Code for listed companies as a general baseline, in particular for compensation matters.

This report presents the itemized total compensation and benefits of any kind paid or due during the fiscal year ended December 31, 2018 to directors and officers as well as the principles and criteria for deciding, distributing and allocating the fixed and variable components of the total compensation and benefits to be paid to the corporate officers because of their position, pursuant to Article L. 225-37-2 of the French Commercial code.

This report was prepared under the aegis of the Governance and Corporate Social and Environmental Responsibility Committee (GCSER Committee).

5.4.1.1.         Compensation principles and criteria for corporate officers in 2018

The compensation policy for corporate officers is set by the Board of Directors and revised yearly based on the recommendations of the GCSER Committee.

This compensation policy is based on the following deciding principles:

Completeness

All compensation and benefits are analyzed by item, then comprehensively, to obtain the appropriate balance among fixed and variable, individual and group, and short and long-term compensation.

Compliance

The compensation policy was established following the recommendations of the Afep-Medef Code.

Alignment of interests

The compensation policy is both a management tool for attracting, motivating, and retaining the talent the Company needs, and a way to meet the expectations of shareholders and other stakeholders in terms of transparency and being related to performance.

Comparability

Surveys are regularly used to ensure that compensation levels and structures are competitive with a panel of companies comparable in terms of size and complexity. These include on the one hand, the major industrial groups in France and, on the other hand, international companies in the telecommunications sector.

The Board of Directors has decided that for each of the corporate officers, any changes to their compensation (in particular their fixed compensation) will be based on the comparative analyses of these two sets of companies.

These principles are strictly applied by the GCSER in its work, both in preparing the compensation policy for corporate officers submitted to the Board of Directors, and in proposing their respective compensation amounts.

Compensation structure for corporate officers

The compensation structure for each of the corporate officers consists mainly of compensation in the form of yearly fixed compensation and variable compensation, and multi-year variable compensation. Each of these items is more fully detailed below.

Fixed compensation

Fixed compensation of corporate officers is based on:

-the importance and complexity of their responsibilities;

-the experience and path of those holding these positions;

-and market analysis for comparable positions.

Annual variable compensation

The purpose of annual variable compensation is to inspire corporate officers to achieve the annual performance targets set for them by the Board of Directors, consistent with the Company’s strategy. Pursuant to the Afep-Medef Code, the potential amount of variable compensation is expressed as a percentage of fixed compensation.

This variable share depends on performance levels applied to financial (50%) and non-financial (50%) parameters that represent expected overall performance. The entire variable portion is determined by precise targets, most importantly a quantitative performance measurement, including for non-financial indicators.

Multi-year variable compensation

In 2015 and 2016, corporate officers benefited from two long-term incentive plans in cash (LTIP 2015-2017 and LTIP 2016-2018).

Since 2017, the Board of Directors has decided to modify the LTIP scheme (LTIP 2017-2019 and LTIP 2018-2020) as further means of retaining corporate officers and aligning their interests with the interests of the Company and the shareholders. In line with market practices, the scheme is based on a performance share allocation plan and on criteria that recognize the officers’ direct contribution to the Company’s long-term overall performance. This scheme also benefits employees holding key positions within the Orange group.

Exceptional compensation

Until 2018, the Board of Directors had applied the principle by which corporate officers might be paid exceptional compensation in certain circumstances that should be disclosed in detail and supported with evidence, subject however to the shareholders’ approval. Since this option was not used in 2018 or in prior years, the Board of Directors voted, for the sake of transparency, that this provision could not be used in 2019.

Attendance fees

Corporate officers do not receive attendance fees for the duties and offices carried out in the Group’s companies.

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Plans related to termination of service

There is no compensation or benefit owed or likely to be owed because of the termination or change of office of corporate officers, nor any commitment to pay any compensation in consideration for a non-competition clause.

However, if a corporate officer is appointed via external hiring, the Board of Directors reserves the right to apply such provisions in keeping with the law and in compliance with the Afep-Medef Code.

Supplemental retirement plan

Corporate officers do not benefit from any supplemental retirement plan for their services in excess of the mandatory base and supplemental plans.

If, before the Officer took office, he or she was eligible for the defined benefit retirement plan set up for employees classified as "off the matrix" (a plan which was canceled for people recruited from 2011), that plan’s coverage is suspended, and no rights are generated during the term of office. Furthermore, upon termination of service, the period during which the corporate officer held office will not be taken into account, in terms of either seniority or compensation, in the calculation of pension.

Benefits in kind

Corporate officers may have, if they desire, a company car with chauffeur; consulting firm services for personal legal assistance relating to their roles, capped at 100 hours a year for the Chairman and CEO, and 20 hours for the other corporate officers; Internet or telephone access; and the equipment, particularly IT equipment, needed to perform their duties.

Miscellaneous

The Chairman and CEO as well as the Delegate CEOs are enrolled in the Orange group’s death and disability and supplemental health insurance plans, which are applicable to corporate officers (see Section 6.7 Statutory Auditors’ Special Report on regulated agreements).

5.4.1.2.         Amount of compensation paid or allocated to corporate officers for 2018

The tables no. 1 to 11 below follow the standard presentation as recommended in annex 4 of the Afep-Medef Code (1).

Summary of the compensation, stock options and shares allocated to each corporate officer (table No. 1)

(in euros)	2018	2017
Stéphane Richard
Gross compensation in respect of fiscal year (detailed in table No. 2)	1,870,762	1,744,999
Valuation of options allocated throughout the year	-
Valuation of LTIP performance shares allocated throughout the year	392,875	238,750
Ramon Fernandez
Gross compensation in respect of fiscal year (detailed in table No. 2)	1,104,471	1,066,198
Valuation of options allocated throughout the year	-
Valuation of LTIP performance shares allocated throughout the year	202,050	162,350
Gervais Pellissier
Gross compensation in respect of fiscal year (detailed in table No. 2)	1,112,387	1,173,305
Valuation of options allocated throughout the year	-
Valuation of LTIP performance shares allocated throughout the year	202,050	162,350

Pursuant to IFRS 2, the performance shares awarded in 2017 and 2018 under the 2017-2019 LTIP and 2018-2020 LTIP were measured at their grant date. The valuation of these shares is therefore given in the table above for the sake of transparency. However, to the extent that the 2017 and 2018 compensation already include the cash payments related, respectively, to the 2015-2017 LTIP and 2016-2018 LTIP, the sum of the two aggregates is not shown since it is not representative of the compensation of corporate officers.

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Summary of the compensation paid to each corporate officer (table No. 2)

Gross amounts (in euros)	2018		2017
	Amounts due in respect of fiscal year	Total paid during the period	Amounts paid in respect of fiscal year	Total paid during the period
Stéphane Richard
Fixed compensation	932,930	932,930	900,000	900,000
Variable compensation	626,124	533,250	533,250	640,906
Multi-year variable compensation (LTIP)	300,000	300,000	300,000	-
Exceptional compensation			-
Attendance fees (1)			-
Benefits in kind	11,708	11,708	11,749	11,749
Total	1,870,762	1,777,888	1,744,999	1,552,655
Ramon Fernandez
Fixed compensation	600,000	600,000	600,000	600,000
Variable compensation	294,235	296,250	296,250	300,000
Multi-year variable compensation (LTIP)	200,000	160,000	160,000	-
Exceptional compensation			-
Attendance fees	N/A	N/A	N/A	N/A
Benefits in kind	10,236	10,236	9,948	9,948
Total	1,104,471	1,066,486	1,066,198	909,948
Gervais Pellissier
Fixed compensation	600,000	600,000	600,000	600,000
Variable compensation	294,235	355,500	355,500	427,271
Multi-year variable compensation (LTIP)	200,000	200,000	200,000	-
Exceptional compensation			-
Attendance fees	N/A	N/A	N/A	N/A
Benefits in kind	18,152	18,152	17,805	17,805
Total	1,112,387	1,173,652	1,173,305	1,045,076

(1)    Stéphane Richard has waived his right to receive attendance fees.

N/A: not applicable.

Fixed compensation

The levels of annual fixed compensation are reviewed every year.

In accordance with the resolutions approved at the Shareholders’ Meeting of May 4, 2018, the compensation of Stéphane Richard was set at 950,000 euros annually and that of Ramon Fernandez and Gervais Pellissier remained level at 600,000 euros annually.

The new compensation of Stéphane Richard was applied starting May 4, 2018.

Multi-year variable compensation

In 2018, Stéphane Richard was entitled to a variable portion of 80% of his annual fixed compensation on an achieved targets basis, and up to 100% for out-performance.

For 2018, Ramon Fernandez and Gervais Pellissier were entitled to a variable portion, on an achieved targets basis, capped at 60% of their annual fixed compensation.

Targets and results achieved

In 2018, the annual variable compensation of the corporate officers was based on the weighted average of four indicators emphasizing the Group’s growth, its profitability, customer experience, and CSR performance. The expected performance levels were set by the Board of Directors, with financial indicators based on the Group’s budget.

To calculate the percentage attainment, an elasticity curve is constructed so that the percentage can be allocated with respect to each indicator and its attainment level.

Growth in revenue (for 20%)

The revenue growth target (on a comparable basis) set for corporate officers in 2018 was in line with the Group’s budget.

With growth of 1.33%, the elasticity curve puts the attainment percentage of this indicator at 23%.

Operating cash flow (for 30%)

The operating cash flow (2) objective set for the corporate officers for 2018 was in line with the Group’s budget. With an operating cash flow of 5,563 million euros the elasticity curve of this indicator put the attainment percentage at 101.6% for Stéphane Richard and at 100% for Ramon Fernandez and Gervais Pellissier.

Customer Experience (for 17%)

The customer experience indicator is divided in two sub-indicators: a mass market customer experience indicator (B2C customer survey) which accounts for 75% of the result, and a global B2B customer experience indicator (B2B customer survey) for 25%.

The B2C and B2B Sub-indicators are average recommendation scores given by customers (Mean Recommendation Score, or MRS). These

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surveys are conducted in several countries: in France, in the Europe region as well as the MEA region, and with the Enterprise customers of Orange Business Services.

In 2018, the target for the B2C indicator was 79.7; the final figure was 78.8. For the B2B indicator, the target was 7.4 and the actual figure was 7.46.

The elasticity curve for the B2C indicator put the attainment rate at 77.5% for the corporate officers.

The elasticity curve applied to the B2B indicators put the attainment percentage at 103.8% for Stéphane Richard and at 100% for Ramon Fernandez and Gervais Pellissier.

CSR performance (for 33%)

The target was to achieve overall progress in the six indicator components:

-three are related to the result of the employee survey, which is conducted on an annual basis by an external agency. Results are reviewed based on the employees’ perceptions in connection with three topics: skills, collective agility, commitment;

-three components correspond to the changes occurring in human resources indicators: the percentage of managers trained in collaborative methods, the satisfaction of employees active on the Plazza internal social network, and the percentage of women in the management networks.

The result for the each component is measured in the following way:

-target not attained: result of -1;

-target attained: result of 0;

-target surpassed: result of +1.

Criterion	2018 employee experience objectives			Attainment of targets
	Minimum	Actual	Maximum
Employee survey	-3	-1	3	2 unchanged and 1 down
Rate of managers trained in collaborative methods	-1	1	1	Result 87% > target
Satisfaction of employees active on Plazza	-1	0	1	Result 7.47 = target
Percentage of woman in management networks	-1	0	1	Result 31.9% = target
Total	-6	0	6

The 2018 result was 0. The elasticity curve applied to this indicator gives a valuation of 100%.

Amount of variable portion

Attainment percentage for Stéphane Richard

Criterion	2018 employee experience objectives				Actual
	Weight	Threshold	Target	Maximum
Organic growth in revenue	20.00%	Budget -0.5pt	Budget	Budget +1pt	4.60%
Operating cash flow	30.00%	Budget -2.5%	Budget	Budget +5%	30.49%
B2C customer experience	12.75%	75.7	79.7	83.7	9.88%
B2B customer experience	4.25%	7.0	7.4	7.8	4.41%
CSR performance	33.00%	-6	0	6	33.00%
Weighted total	100.00%				82.38%

Attainment percentage for Ramon Fernandez and Gervais Pellissier

Criterion	2018 employee experience objectives				Actual
	Weight	Threshold	Target	Maximum
Organic growth in revenue	20.00%	Budget -0.5pt	Budget	Budget	4.60%
Operating cash flow	30.00%	Budget -2.5%	Budget	Budget	30.00%
B2C customer experience	12.75%	75.7	79.7	79.7	9.88%
B2B customer experience	4.25%	7.0	7.4	7.4	4.25%
CSR performance	33.00%	-6	0	0	33.00%
Weighted total	100.00%				81.73%

The application of these attainment rates to the corporate officers’ respective variable targets yields the following variable portion amounts:

Corporate officer	Fixed compensation (in euros)	Target (in %)	Rate of attainment (in %)	Rate of payment (in %)	2018 variable component due (in euros)
Stéphane Richard	950,000	80%	82.38%	65.91%	626,124
Ramon Fernandez	600,000	60%	81.73%	49.04%	294,235
Gervais Pellissier	600,000	60%	81.73%	49.04%	294,235

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Multi-year variable compensation (2016-2018 LTIP)

Stéphane Richard, Ramon Fernandez and Gervais Pellissier receive, for their services, the results of the 2016-2018 LTIP, making up 40% of their annual fixed cash compensation at January 1, 2016.

2016-2018 LTIP criteria

The performance conditions of this plan are measured using the following two indicators:

-Total Shareholder Return (TSR) for 50%: comparative change between the Orange TSR and the TSR of the Stoxx Europe 600 Telecommunications index over the duration of the plan;

-the year-on-year change of Orange’s market share by value in France (excluding roaming) and internationally, weighted 50% (with each sub-indicator being worth 25% in the event of growth over each of the three plan years, 16.67% in the event of growth over two years of the three and 8.33% in the event of growth over one year of the three).

The result is adjusted in accordance with four criteria based on the Essentials2020 strategic plan (see Section 1.2.1 The Orange group strategy): adjusted EBITDA, diversification revenue, average mobile and fixed data speed and the mobile brand power. Each criterion is scored +3.75% if the objective is met and -3.75% if not.

TSR

The TSR was met in the 2016-2018 period. Orange’s TSR was 7% higher than that of the Telecommunications Stoxx Europe 600, which was negative 19%. This gives a score of 50%.

Value of market share

International market share in terms of value grew over the three years of the plan, while market share in France grew only in 2018. The indicator is therefore scored 33.33%.

Indicators	2016	2017	2018	Scoring
Market share, France (excluding roaming)	not attained	not attained	attained	8.33%
International market share	attained	attained	attained	25,00%
Total				33.33%

Adjustment criteria

Summing the results of the four adjustment criteria gives a neutral result:

Criterion	Objective	Result	Scoring
Diversification revenue	€1 billion	not attained	-3.75%
Mobile and fixed data speeds	Tripling of speeds from 2014 to 2018	attained	3.75%
Brand Power	increased in 2/3 of the countries	not attained	-3.75%
Adjusted EBITDA	above 2018 budget	attained	3.75%
Adjustment total			0%

Amounts of 2016-2018 LTIP

Adding the results on the two criteria before adjustment gives a result of 83.33%.

Corporate officer	Fixed compensation (in euros)	Target (in %)	Rate of attainment (in %)	Rate of payment (in %)	Amount due for 2016-18 LTIP (in euros)
Stéphane Richard	900,000	40%	83,33%	33.33%	300,000
Ramon Fernandez	600,000	40%	83,33%	33.33%	200,000
Gervais Pellissier	600,000	40%	83,33%	33.33%	200,000

Benefits in kind

In 2018, the corporate officers received a company car, personal legal advisory services in connection with their position and telecommunications services (Internet or fixed line).

Stock options allocated to each corporate officer during the fiscal year (table No. 4)

During the 2018 fiscal year, neither Orange SA nor any other of the Group’s companies granted any stock options to corporate officers.

Stock options exercised by each corporate officer during the fiscal year (table No. 5)

None.

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Performance shares allocated during the fiscal year to each corporate officer (table No. 6)

Corporate officer	Grant date	Number of shares granted	Value of the grant (in euros) (IFRS fair value)	Vesting date of shares	First allowable date for selling some of them	Performance conditions
Stéphane Richard	July 25, 2018	35,000	392,875	March 31, 2021	50% 1/4/2021	yes
Ramon Fernandez	July 25, 2018	18,000	202,050	March 31, 2021	50% 1/4/2021	yes
Gervais Pellissier	July 25, 2018	18,000	202,050	March 31, 2021	50% 1/4/2021	yes

Performance shares vested to each corporate officer during the fiscal year (table No. 7)

None.

History of stock-option grants (table No. 8)

The last stock option plan matured on May 21, 2017. Gervais Pellissier, the only corporate officer to have received options from this last plan has not exercised any of them.

History of performance share grants (table No. 9)

	2017-2019 LTIP	2018-2020 LTIP
Date of Shareholders’ Meeting	June 1, 2017	May 4, 2018
Date of Board of Directors meeting	July 26, 2017	July 25, 2018
Number of shares awarded to Stéphane Richard	25,000	35,000
Number of shares awarded to Ramon Fernandez	17,000	18,000
Number of shares awarded to Gervais Pellissier	17,000	18,000
Vesting date	March 31, 2020	March 31, 2021
Date of first allowable sale	50% 1/4/2021	50% 1/4/2021
Performance conditions	yes	yes

Summary of the multi-year variable compensation paid to each corporate officer (table No. 10)

Value (in euros)	2015-2017 LTIP	2016-2018 LTIP
Stéphane Richard	300,000	300,000
Ramon Fernandez	160,000	200,000
Gervais Pellissier	200,000	200,000

Other benefits granted to corporate officers (table No. 11)

Corporate officers	Employment Contract	Supplemental retirement plan	Compensation or benefits due or likely to be due upon termination or change of office	Compensation payable under a non-competition clause
Stéphane Richard	No	No	No	No
Ramon Fernandez	No	No	No	No
Gervais Pellissier	No	No	No	No

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5.4.1.3.         Compensation policy for corporate officers in 2019

The Board of Directors has taken note of the level of approval by the Shareholders’ Meeting of May 4, 2018 for the resolutions concerning the compensation of corporate officers for 2018. The proposal is therefore made that the compensation of corporate officers remain unchanged as to each of its components for 2019, with just a few adjustments of indicators or of criteria to made the compensation packages more in line with the Company’s strategy. Furthermore, the components of the 2019 compensation are presented with an effort to provide greater transparency and clarity the compensation policy is presented with a summary.

Summary of proposed changes

Component of compensation	Changes proposed	Reason
Multi-year variable compensation

No change in structure

The weights of the employee survey and HR indicators become respectively 70% and 30% of the CSR Performance indicator.

Two new Human Resources indicators are introduced: the learner NPS and the Frequency rate of occupational accidents (TFRAC) which replace the percentage of managers trained in collaborative methods and the Plazza satisfaction rate.

Because skills and competencies are essential for Orange, the proposal is to use an indicator that affects all occupations (learner NPS), knowing that managers are nearly always trained in collaborative methods.

TFRAC is an indicator reflecting an important issue for Orange: workplace health and safety.

Performance shares	No change in structure A new adjustment indicator is proposed instead of EBITDA, i.e. the change over time in the level of CO2 per customer use.

In keeping with our CSR policy, the proposal is to introduce a new adjustment criterion reflecting our commitments; this is the case with the change in CO2 levels per customer use, which has been tracked for several years.

Exceptional compensation	Making exceptional payments not contemplated in the compensation policy approved by the shareholders is no longer possible.	Although this option was never used, it has been eliminated for greater transparency regarding the compensation of corporate officers.

Fixed compensation

The fixed compensation of corporate officers will remain unchanged in 2019:

-annual fixed compensation of the Chairman and CEO: 950,000 euros;

-annual fixed compensation of the Delegate CEOs: 600,000 euros.

In accordance with the provisions of Article L. 225-37-2 of the French Commercial Code, this point is the subject of a resolution to validate these fixed compensation levels for corporate officers (ex-ante "say on pay") and the vote will be submitted for the approval of the Shareholders’ Meeting on May 21, 2019 (see Section 6.5 Draft resolutions, 13th and 14th resolutions).

Annual variable compensation

The Board of Directors has decided that the procedures for calculating the variable compensation of the corporate officers would remain unchanged for 2019:

-target amount of variable compensation if objectives met: 80% of the Chairman and CEO’s fixed compensation and 60% of the Delegate CEOs’ fixed compensation;

-out-performance up to 100% for the Chairman and CEO and no out-performance payment for the Delegate CEOs if the targets are surpassed.

Corporate officer	Fixed compensation (in euros)	Target %	Target amount (in euros)	Min %	Max %	Maximum achievable (in euros)
Stéphane Richard	950,000	80%	760,000	0.00%	100.00%	950,000
Ramon Fernandez	600,000	60%	360,000	0.00%	60.00%	360,000
Gervais Pellissier	600,000	60%	360,000	0.00%	60.00%	360,000

Annual variable compensation structure

-financial indicators representing 50% of annual variable compensation, of which:

-growth in revenue for 20%,

-operating cash flow for 30%;

-non-financial indicators representing 50% of annual variable compensation, of which:

-customer experience for 17%:

•B2C customer experience with respect to the Retail market (weight 75%),

•B2B customer experience with respect to the Enterprise market (weight 25%),

-CSR performance for 33% based on:

•the employee survey conducted yearly by a reputable outside firm for 70%. Results are reviewed based on the employees’ perceptions in connection with three topics: skills, collective agility, commitment,

•three HR and CSR indicators: the learner NPS, the frequency of work-related accidents (TFRAC) and the percentage of women in management networks for 30%.

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> For the Chairman and CEO

Criterion	2019 performance objectives				Range
	Weight	Threshold	Target	Maximum
Organic growth in revenue	20.00%	Budget -0.5pt	Budget	Budget +1pt	0-25%
Operating cash flow	30.00%	Budget -2.5%	Budget	Budget +5%	0-37.5%
B2C customer experience	12.75%	75.0	79.0	83.0	0-15.94%
B2B customer experience	4.25%	7.07	7.47	7.87	0-5.31%
CSR performance: employee survey	23.10%	-3	0	3	0-28.88%
CSR performance: HR indicators	9.90%	-3	0	3	0-12.37%
Weighted total	100.00%				0-125%

> For the Delegate CEOs

Criterion	2019 performance objectives				Range
	Weight	Threshold	Target	Maximum
Organic growth in revenue	20.00%	Budget -0.5pt	Budget	Budget	0-20%
Operating cash flow	30.00%	Budget -2.5%	Budget	Budget	0-30%
B2C customer experience	12.75%	75.0	79.0	79.0	0-12,75%
B2B customer experience	4.25%	7.07	7.47	7.47	0-4,25%
CSR performance: employee survey	23.10%	-3	0	0	0-23,10%
CSR performance: HR indicators	9.90%	-3	0	0	0-9,90%
Weighted total	100.00%				0-100%

Hiring

If a person outside the Company is appointed corporate officer, these same principles will apply, it being specified that if they arrive during the fiscal year, the amount owed will be pro-rated to the time in office.

Termination of service

Should he or she leave the Group, the variable share for that corporate officer will be pro-rated to their time in office.

Long-term incentive plans

The Board of Directors has decided to put in place a new share-based LTIP for 2019-2021 in line with the previous plans. A resolution on this share-based plan will be submitted for approval by the Shareholders’ Meeting on May 21, 2019, to authorize the Board of Directors to award free shares to corporate officers and to certain staff members holding key positions within the Group (see Section 6.5 Draft Resolutions, 28th resolution).

The use of a long-term cash incentive scheme may once again be considered in the future, if regulatory changes or any other circumstance were to make it difficult or impossible for the Company to use a performance share-based scheme. Likewise, if the Shareholders’ Meeting of May 21, 2019 does not approve the 28th resolution, the Board of Directors may decide to pay for the 2019-2021 LTIP in cash.

Performance indicators

The Board of Directors has applied the following two indicators, each counting for 50% of the stakes of the new LTIP, which still has a fixed term of three years:

-first, a market indicator, Total Shareholder Return (TSR), based on the relative performance of total yield for the shareholder over three fiscal years, compared to the Stoxx Europe 600 Telecommunications benchmark index;

-secondly, the organic cash flow (3) measured over three fiscal years and compared annually to the budget projection was retained as an internal financial indicator. Prompted by the CGRSE, discussion are under way to determine a new indicator for years to come that is more closely linked to Orange’s medium term objectives.

Performance conditions

-Organic cash flow:

organic cash flow will be appraised annually in comparison to the budget approved by the Board of Directors, and may result in the allocation of 50%, 33%, 17% or 0% of the plan target, based on whether or not the target has been achieved for each year of the LTIP under consideration:

-if the result is below the annual budget: no award is made,

-if the result is greater than or equal to the annual budget: 100% award for the year in question;

-TSR:

-if the Orange TSR is greater than or equal to the change in the Stoxx Europe 600 Telecommunications reference index over the plan period: 100% award. However, should the Orange TSR reach the objective but be negative, the result would be submitted to the approval of the Board of Directors,

-if the change in Orange TSR is below the benchmark: no award.

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Adjustment criteria

The following criteria, linked to the Essentials2020 strategic plan (see Section 1.2.2 The Orange group strategy), whose ambitions are set at the beginning of the plan by the Board of Directors, are intended to adjust the number of shares that will vest by plus or minus 15%:

-diversification revenue: this consists specifically of revenues from M2M and the Internet of Things;

-mobile and fixed data speeds: major criteria that reflect the experience of our fixed and mobile high-speed customers and the very significant capital investment undertaken by Orange to increase speeds; This is measured in Mbits/s (megabits per second) of customer’s download speed;

-Brand power: a measure of how the brand is perceived among mobile customers, who represent the largest segment and are found in every one of the Group’s geographic markets;

-NPS: makes it possible to measure customer recommendations online, through polling, by asking the customers: "Would you recommend Orange’s mobile/Internet services to your family or friends?";

-change in CO2 level by customer use: measures the change over time in scope 1 and 2 CO2 emissions from Orange business units in the different countries, in relation to the total number of customers, each customer being weighted by their number of uses.

The Board of Directors decided to adjust the results as follows:

-each criterion weighs 3%;

-if the objective is met the criterion will be valued +3%, otherwise -3%, according to the "Hit or Miss" principle.

The adjustment can therefore vary from -15% to +15%. The final result is obtained by multiplying the ratio resulting from adding the two performance criteria by (100% + the adjustment), within the limits of 0 to 100%.

Attendance condition

Acquisition of shares is conditional on the corporate officers still holding office on the date of appreciation of the performance conditions of the final acquisition period.

However, in certain cases where the beneficiary’s service is terminated before the expiration of a three-year LTIP period, achievement of performance conditions will be appraised in the following exceptional conditions:

-if the beneficiary’s services are terminated due to death or disability, the TSR and organic cash flow targets will be considered achieved over the three-year period;

-if the beneficiary’s services are terminated due to the non-renewal of his or her office:

-performance of TSR and of organic cash flow will be appraised taking into account the results approved for each year over the period preceding the termination of services,

-and the allocation of shares will be pro-rated to his or her time with the Company as a Corporate Officer.

It is also stipulated that if the beneficiary is no longer a corporate officer while remaining in the Group during the plan period, they shall retain their right to the allocated shares under the plan.

Maximum award

The number of performance shares that could be allocated to corporate officers on an achieved-target basis is 35,000 shares for the Chairman and CEO and 18,000 shares for the other corporate officers.

Lock-up period

The corporate officers must hold at least 50% of the shares they receive until the end of their office; moreover, corporate officers have formally made the commitment not to hedge these shares through derivative instruments until the end of their office.

Exceptional compensation

The Board of Directors decided, for reasons of transparency, not to extend for 2019 the option to make exceptional payments not contemplated in the compensation policy.

Attendance fees

Corporate officers do not receive attendance fees for the duties and offices carried out in the Group’s companies.

Plans related to termination of service

There is no compensation or benefit owed or likely to be owed because of the termination or change of office of corporate officers, nor any commitment to pay any compensation in consideration for a non-competition clause.

However, if a Corporate Officer is appointed via external hiring, the Board of Directors reserves the right to apply such provisions in keeping with the law and in compliance with the Afep-Medef Code.

Supplemental retirement plan

Corporate officers do not benefit from any supplemental retirement plan for their services in excess of the mandatory base and supplemental plans.

If, before the Officer took office, he or she was eligible for the defined benefit retirement plan set up for employees classified as "off the matrix" (a plan which was canceled for people recruited from 2011), that plan’s coverage is suspended, and no rights are generated during the term of office. Furthermore, upon termination of service, the period during which the Director held office will not be taken into account, in terms of either seniority or compensation, in the calculation of pension.

Benefits in kind

Corporate officers may have, if they desire, a company car with chauffeur; consulting firm services for personal legal assistance relating to their roles, capped at 100 hours a year for the Chairman and CEO, and 20 hours for the other corporate officers; Internet or telephone access; and the equipment, particularly IT equipment, needed to perform their duties.

Miscellaneous

The Chairman and CEO as well as the Delegate CEOs are enrolled in the Orange group’s death and disability and supplemental health insurance plans (see Section 6.7 Statutory Auditors’ Special Report on regulated agreements).

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5.4.2.           Compensation of non-executive Directors

5.4.2.1.         Attendance fees

Attendance fees

The Board of Directors’ Meeting of February 20, 2019 laid down the conditions for calculating attendance fees and decided to allocate attendance fees for the 2018 fiscal year.

Attendance fees paid to directors representing the French State are paid to the State’s budget. In addition, the directors elected by the employees have requested that their attendance fees be paid to their trade union organization.

Attendance fees (in euros)	Gross amounts paid in 2019 (in respect of the 2018 fiscal year)	Gross amounts paid in 2018 (in respect of the 2017 fiscal year)	Gross amounts paid in 2017 (in respect of the 2016 fiscal year)
Directors
Alexandre Bompard	24,000	32,000	656
Bpifrance Participations	30,000	30,000	40,000
Sébastien Crozier (1)	50,000	2,778	N/A
Charles-Henri Filippi	63,000	57,000	48,986
Christel Heydemann	46,000	14,306	N/A
Fabrice Jolys (1)	48,000	2,778	N/A
Helle Kristoffersen	42,000	38,000	42,000
Anne Lange (2)	46,000	40,000	44,000
Luc Marino (1)	22,583
René Ollier (1)	40,000	4,778	N/A
Bernard Ramanantsoa	59,000	52,000	17,656
Mouna Sepehri	56,000	48,000	49,000
Jean-Michel Severino	48,000	44,000	50,000
Former directors
Daniel Bertho (1)	N/A	33,194	42,000
Jean-Luc Burgain (1)	N/A	N/A	35,656
Ghislaine Coinaud (1)	N/A	39,194	48,000
Bernard Dufau	N/A	N/A	69,358
José-Luis Durán	N/A	15,694	34,000
Daniel Guillot (1)	N/A	37,194	48,000
Claudie Haigneré	N/A	N/A	18,344
Hélène Marcy (1)	15,417	38,000	10,344
Lucie Muniesa (3)	34,306	42,000	43,071
Antoine Saintoyant (3)	N/A	N/A	2,929
Total	624,306	570,916	644,000

(1)    Directors having requested that their attendance fees be paid directly to their trade union.

(2)    Director proposed by the French State, 15% of whose attendance fees are paid to the State’s budget.

(3)    Directors representing the French State, whose attendance fees are paid to the State’s budget.

N/A: not applicable.

Principles for setting and distributing attendance fees

In accordance with the law, the maximum amount of attendance fees that can be paid annually to directors is set by the Shareholders’ Meeting. The resolution approved remains valid until a new decision is made by the Shareholders’ Meeting. The Shareholders’ Meeting of May 27, 2014 set this amount at 750,000 euros, due in particular to the increased work of the Board’s Committees.

Within the limit decided by the Shareholders’ Meeting, and on a proposal from the GCSER Committee, the Board of Directors decides at the start of each year on the amount of attendance fees that it will allot to its members for the past year and their allocation rules, as well as the procedures for calculating the attendance fees for the current fiscal year. At its meeting of February 20, 2019, the Board of Directors decided to continue for 2019 the rules for allocating and the procedures for calculating the attendance fees set for 2018, namely:

-a fixed amount of 10,000 euros per director and per year pro-rated to the term of office, if applicable;

-an amount directly related to the attendance rate and to the participation in the work of the Board and its committees, namely:

-2,000 euros per meeting of the Board of Directors and the Strategic Seminar,

-2,000 euros per meeting of the Audit Committee, the GCSER Committee and the Innovation and Technology Committee,

-1,000 additional euros per Committee meeting for the Chairmen of the aforesaid Committees;

-a fixed amount of 15,000 euros per year for the Lead Director for his assignment.

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5.4.2.2.         Other compensation

The table below shows the compensation paid to the directors elected by the employees and to the director elected by the Shareholders’ Meeting to represent the employee shareholders, excluding attendance fees (already mentioned above).

Gross amounts (in euros)	Amounts paid in 2018	Amounts paid in 2017
Sébastien Crozier (1)	203, 819	11,719
Fabrice Jolys (1)	38,220	2,979
Hélène Marcy (3)	25,593	69,821
Luc Marino (2)	43,049	N/A
René Ollier (1)	36,728	2,543

(1)    From December 3, 2017.

(2)    From May 4, 2018.

(3)    Until May 3, 2018.

N/A : not applicable.

With the exception of this compensation, non-executive Directors and Officers receive no compensation other than attendance fees.

Furthermore, there are no contracts linking any member of the Board of Directors to Orange SA or any of its subsidiaries that provide for the granting of any benefits to this director at the end of his or her term.

5.4.3.           Compensation of members of the Executive Committee

The total gross amount of compensation, excluding employer social security contributions, owed in respect of the 2018 fiscal year (on a pro rata basis in the event of departures and appointments during the course of the year) by Orange SA and its controlled companies to all of the Orange Executive Committee members, was 12,811,203 euros.

This amount includes all compensation due in respect of the 2018 fiscal year: gross salaries, bonuses (including variable and multi-year annual variable compensation), benefits in kind and profit sharing and incentives (excluding any employer’s matching contribution regarding the last two items).

The employment contracts of the members of the Executive Committee (excluding corporate officers), signed from January 1, 2015, include a clause providing for contractual severance pay not exceeding 15 months’ salary based on total annual gross compensation (including any termination pay provided for by contractual agreements).

The members of the Executive Committee do not receive attendance fees for their positions as Directors or Officers of Orange group’s subsidiaries.

During the financial year 2018, they received no stock options.

The Board of Directors has put in place two long-term incentive plans, 2017-2019 LTIP and 2018-2020 LTIP, that apply to members of the Executive Committee on the same terms as to the corporate officers. The 2017-2019 LTIP foresees 14,000 shares for the Deputy CEOs and 10,000 shares for the Senior Executive Vice-Presidents. The 2018-2019 LTIP foresees 15,000 shares for the Deputy CEOs and the Senior Executive Vice-Presidents in charge of business units and 10,000 shares for the other members of the Executive Committee.

The LTIP for the 2019-2021 period which will be submitted to the Shareholders Meeting of May 21, 2019, will apply to members of the Executive Committee on the same terms as to the corporate officers, with the same share-based rewards as the 2018-2020 LTIP.

Stock options granted to the top 10 employees that are not corporate officers and options exercised by them

During the 2018 fiscal year, neither Orange SA nor any other of the Group’s companies granted any stock options to employees.

During 2018 no options were exercised by employee beneficiaries. As of December 31, 2018, employees do not hold anymore options.

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[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED.]

6.1.4.           Treasury shares - Share Buyback program

The Shareholders’ Meeting of May 4, 2018 renewed the share Buyback program for 18 months with a limit of 10% of the share capital outstanding at the time of the Meeting. The Board of Directors, at its March 15, 2019 meeting, decided to ask the Shareholders’ Meeting of May 21, 2019 to renew this authorization under the same conditions.

A description of the program for 2019 appears in the Report of the Board of Directors on the fifteenth resolution submitted to the Shareholders’ Meeting of May 21, 2019 (see Section 6.6 Report of the Board of Directors on the resolutions).

Moreover, the share liquidity contract entered into by Orange with an investment services provider on May 9, 2007, remained in force in 2018. The initial resources allocated to the liquidity account amounted to 100 million euros. At December 31, 2018 this totaled 131.9 million euros. In the context of the AMF’s decision no. 2018-01 of July 2, 2018, Orange and Rothschild Martin Maurel entered into a new share liquidity contract, on February 11, 2019 which, in particular, revised the resources allocated to the liquidity account downwards, namely, on February 11, 37,393,500 euros and 950,000 shares.

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Summary of purchases and sales of treasury shares during the 2018 fiscal year

Objective of the purchases	Number of shares held at December 31, 2017	Number of shares purchased	Gross weighted average price (in euros)	Number of shares sold	Gross weighted average price (in euros)	Number of shares held at December 31, 2018	% capital
Shares allocated to employees	21,625	6,890,153	14.59	7,287(1)	0	6,904,491	0.26%
Liquidity contract	476,000	37,462,239	14.29	37,628,630	14.33	309,609(2)	0.01%
Total	497,625	44,352,392		37,635,917		7,214,100	0.27%

(1)  Free shares granted in accordance with Article L. 225-197-3 of the French Commercial Code to the heirs and assignees of beneficiaries of free share award plans having died or having become incapacitated before the end of the plans’ vesting period (Conquêtes 2015 and Orange Vision 2020).

(2)  Position as at December 27, 2018 in order to take account of the transfer of title deadline at D+2 (business days).

6.2.          Major shareholders

6.2.1.           Distribution of capital and voting rights

Holder	December 31, 2018			December 31, 2017			December 31, 2016
	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights
Bpifrance Participations(1)	254,219,602	9.56%	8.21%	254,219,602	9.56%	8.26%	254,219,602	9.56%	8.29%
French State	356,194,433	13.39%	21.26%	356,194,433	13.39%	20.92%	356,194,433	13.39%	21.00%
Total Public Sector	610,414,035	22.95%	29.47%	610,414,035	22.95%	29.18%	610,414,035	22.95%	29.29%
Group Employees (2)	146,230,726	5.50%	9.20%	143,353,298	5.39%	8.80%	142,857,760	5.37%	8.43%
Treasury shares	7,214,100	0.27%	0.00%	497,625	0.02%	0.00%	22,423	0.00%	0.00%
Float	1,896,197,738	71.28%	61.33%	1,905,791,641	71.64%	62.02%	1,906,762,381	71.68%	62.28%
Total	2,660,056,599	100%	100%	2,660,056,599	100%	100%	2,660,056,599	100%	100%

(1)  Public financing and investment group for companies.

(2)  Includes shares held as part of the Group’s savings plan, in particular via Orange Actions and Orange Ambition International mutual funds, or directly by members of staff in registered form.

The public sector (the French State and Bpifrance Participations) and the Orange Actions mutual fund (formerly called Cap’Orange) of the Group’s savings plan have double voting rights for their shares held in registered form for over two years (see Section 6.4.1 Rights, preferences and restrictions attached to shares).

The French State and Bpifrance Participations jointly hold 22.95% of the capital and 29.47% of the voting rights at Shareholders’ Meetings, taking into consideration the double voting rights.

As at December 31, 2018 the mutual funds invested in Orange shares represented 5.13% of the Company’s capital and 8.58% of the voting rights at Shareholders’ Meetings. The regulations governing the mutual funds state that voting rights attached to securities held as fund assets are exercised by the Supervisory Boards of these funds. In the absence of an express reference in the regulations to the cases where the Supervisory Boards must gather the prior opinions of unit holders, the Supervisory Boards decide on the tender of securities held as fund assets to public tender or exchange offers, in accordance with Article L. 214-164 of the French Monetary and Financial Code.

As at the date of this document, no shareholder other than the French State, Bpifrance Participations and Group employees (in particular via the Orange Actions mutual fund) held, to Orange’s knowledge, directly or indirectly, more than 5% of the capital or voting rights.

6.2.1.1.         Changes in the distribution of capital over the last three fiscal years

In the last three fiscal years, the Company has bought and sold treasury shares and, notably in June 2018 and December 2018, bought 4.80 million and 2.09 million treasury shares respectively as part of its 2018 share Buyback program (see Section 6.1.4 Treasury shares - share Buyback program). These purchases are intended to fulfill obligations related to the "Orange Vision 2020" free share award plan and the long-term incentive plan (LTIP) for corporate officers and certain Group employees.

Besides, the Group’s employees subscribed, in May 2016, to 11.2 million of Orange new shares within the framework of the Orange Ambition 2016 employee shareholding plan for Group employees.

To Orange’s knowledge, there has been no major change in the distribution of the capital and voting rights since December 31, 2018.

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6.2.1.2.         Information on shareholders’ agreements

On February 23, 2016, the AMF was notified of the execution, on February 18, 2016, of a new shareholders’ agreement between the French Republic and Bpifrance Participations. This agreement replaces the previous shareholders’ agreement signed between the same parties on December 24, 2012, formalizing the existing joint action between them with respect to their shareholding in Orange.

The shareholders’ agreement has been established for a period of two years (renewable), and stipulates that the parties will:

-consult each other on the vote of Shareholders’ Meeting resolutions: commit to exchange their respective views and seek a common position on the resolutions, without being under obligation to reach a common position;

-consult each other on the form (within the meaning of Article L. 228-1 of the French Commercial Code) of their Orange securities.

6.2.1.3.         Additional information on the distribution of the float

Orange regularly identifies its shareholders via the procedure known as "Identifiable Bearer Shares" (IBS). At December 31, 2018, institutional investors held 64,6% of the capital and individual investors 6.7%, almost the same as the previous year.

> Geographical distribution of institutional investors at December 31, 2018

France	28%
United Kingdom	19%
Other European countries	21%
Europe Total	68%
North America	27%
Rest of the World	5%
Total	100%

Source: IBS survey.

6.2.2.           Direct or indirect control of Orange SA

As of the date of this document, the public sector (French State and Bpifrance Participations) has three representatives out of a total of 15 members of the Board of Directors of Orange (see Section 5.1.1 Board of Directors).

As at December 31, 2018, the French State, jointly with Bpifrance Participations, held 22.95% of the share capital and 29.47% of the voting rights of Orange (see Sections 6.2.1 and 6.2.1.2 above). In practice, given the turnout at Shareholders’ Meetings and in the absence of other major shareholder groups, the public sector could therefore determine the outcome of shareholder votes on issues requiring a simple majority.

In light of the recommendations of the Afep-Medef Code, revised in June 2018, Orange has put in place Corporate Governance rules to ensure the proper operation of the Board of Directors and its specialist committees in respecting the interests of all shareholders. The Board of Directors comprises seven independent directors including one Lead Director (See Section 5.1.2 Functioning of the management and supervisory bodies). Orange therefore feels there is no risk that the French State’s control could be used in an abusive way.

Excluding the French State and Bpifrance Participations, no physical person or legal entity, directly or indirectly, alone, jointly or in concert, exercises or could exercise control over Orange.

To Orange’s knowledge, there is no agreement which, if implemented, could, at a later date, entail a change in its control.

6.3.          Dividend distribution policy

Orange paid a dividend of 0.65 euros per share in respect of the 2017 fiscal year.

A dividend of 0.70 euros per share in respect of the 2018 fiscal year will be proposed to the Shareholders’ Meeting of May 21, 2019. In view of the payment on December 6, 2018 of an interim dividend of 0.30 euros, the balance of the dividend will be, subject to approval by the Shareholders’ Meeting, 0.40 euros per share and will be paid in cash on June 6, 2019. The ex-dividend date will be June 4, 2019 and the record date will be June 5, 2019.

In respect of the 2019 fiscal year, the Board of Directors will propose to the 2020 Shareholders’ Meeting paying a dividend of 0.70 euros per share, with an interim dividend of 0.30 euros par share to be paid in December 2019.

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6.4.          Statutory information on shares and general meetings

6.4.1.           Rights, preferences and restrictions attached to shares

Orange has only issued ordinary shares. Each share shall entitle its holder to a portion of the corporate profits and assets proportional to the amount of capital represented thereby. Furthermore, each share shall entitle its holder to vote and be represented in the Shareholders’ Meetings in accordance with provisions of the law and of the Bylaws. Ownership of one share implies, ipso jure, adherence to the Bylaws and the decisions of the Shareholders’ Meeting.

There is no clause in the Bylaws providing for double or multiple voting rights for shareholders. However, in accordance with legal stipulations, double voting rights are automatically awarded for all shares held in registered form by the same holder for at least two years.

The shareholders shall only be liable for losses within the limits of their contributions to the Company’s capital.

Payment of dividends

The terms and conditions for the payment of the dividends approved by the Shareholders’ Meeting are determined by the Shareholders’ Meeting, or in lieu, by the Board of Directors. However, cash dividends must be paid within a maximum of nine months after the close of the fiscal year, unless extended by court order. The Ordinary Shareholders’ Meeting may grant each shareholder, for all or part of the dividends to be distributed, an option between payment of the dividends in cash or in shares, subject to legal requirements.

Interim dividends may be distributed before the approval of the financial statements for the fiscal year when the balance sheet established during or at the end of a fiscal year and certified by a Statutory Auditor shows that the Company has made a profit since the close of the last fiscal year, after recognizing the necessary depreciation, amortization and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the Bylaws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French state.

Disposal and transfer of shares

Shares are freely negotiable, subject to applicable legal and regulatory provisions. They shall be registered in a share account and are transferred by means of a transfer order from account to account.

6.4.2.           Actions necessary to modify shareholders’ rights

Shareholders’ rights may be modified as allowed by law. Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. The Meeting may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

6.4.3.           Rules to participate in and call Shareholders’ Meetings

Access to, participation in and voting rights at Shareholders’ Meetings

Shareholders’ Meetings are composed of all shareholders whose shares are paid up and for whom a right to attend Shareholders’ Meetings has been established by registration of the shares in an account in the name either of the shareholder or of the intermediary holding their account where the shareholder is not resident in France, by midnight (Paris time) on the second business day preceding the Meeting.

The shares must be registered within the time limit specified in the preceding paragraph either in an account in their own name maintained by the Company, or in the bearer share accounts maintained by the authorized intermediary.

If it sees fit to do so, the Board of Directors may distribute personalized admission cards to shareholders and require them to produce these cards at the Meeting.

Shareholders participating via video-conferencing or other means of telecommunications which meet legal and regulatory conditions and allow identification shall be deemed present for the calculation of quorum and majority at Shareholders’ Meetings. The Board of Directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the Shareholders’ Meeting, assuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote without attending the Meeting or grant a proxy to any other physical person or legal entity of his or her choice. Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy, either by hard copy or via electronic means of telecommunication, until 3pm (Paris time) the day before the Shareholders’ Meeting. Transmission methods are set forth by the Board of Directors in the notice of Meeting and the notice to attend.

Shareholders sending in their vote within the time limit specified under this section, by means of the form provided by the Company to shareholders, are deemed present or represented at the Meeting.

The forms for sending in a vote or a proxy, as well as the certificate of attendance, can be completed in electronic format duly signed under the conditions specified by the applicable laws and regulations. For this purpose, the recording of the electronic signature on the certificate can be made directly on the Internet site established by the organizer of the Meeting.

Shareholders who are not resident in France may be represented at a Shareholders’ Meeting by a registered intermediary who may participate subject to legal requirements.

Notice of Shareholders’ Meetings

Shareholders’ Meetings are convened by the Board of Directors, or, failing that, by the Statutory Auditors, or by any person empowered for this purpose. Meetings are held at the registered office or at any other location indicated in the notice to convene. Subject to exceptions provided by law, notice must be given at least 15 days before the date of the Shareholders’ Meeting. When the Shareholders’ Meeting cannot

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deliberate due to the lack of the required quorum, the second Meeting and, if applicable, the second postponed Meeting, must be called at least ten days in advance in the same manner as used for the first notice.

Ordinary Shareholders’ Meeting

Ordinary Shareholders’ Meetings are those Meetings called to make any and all decisions that do not amend the Bylaws. An Ordinary Meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated financial statements for the fiscal year in question or, in case of postponement, within the period established by court order. On the first convocation, the Meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon the second convocation, no quorum is required. Decisions are made by a majority of votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting

Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. Subject to the legal provisions governing capital increases from reserves, profits or share premiums, the resolutions of the Extraordinary Meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote when convened for the first time, or one-fifth when convened for the second time. If the latter quorum is not reached, the second Meeting may be postponed to a date no later than two months after the date for which it was called. Subject to the same condition, the second Meeting shall make decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting by mail.

6.4.4.           Declarations of threshold crossing

In addition to the legal obligation to inform the Company and the French Financial Markets Authority (Autorité des marchés financiers - AMF) when thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% and 95% of the capital and voting rights are crossed, any individual or legal entity, acting alone or jointly with others, who acquires directly or indirectly, as defined by Articles L. 233-7 et seq. of the French Commercial Code, a number of shares, voting rights or securities representing shares equal to 0.5% of the capital or voting rights in Orange is required, within five trading days from the date of registration of the securities that result in reaching or crossing such threshold, to report to Orange by registered letter with return receipt, the total number of shares, voting rights and securities giving access to the capital that such individual or entity holds.

This declaration must be repeated in accordance with the conditions indicated above each time a new 0.5% threshold is reached or crossed, whether crossing above or below, for any reason whatsoever, including beyond the 5% threshold.

In the event of failure to comply with any of the provisions set forth above, the shareholder or shareholders in question shall be deprived of the voting rights attached to any shares or securities in excess of the thresholds, subject to legal provisions and limits, if one or more shareholders holding at least 0.5% of the capital or voting rights so requests at a Shareholders’ Meeting.

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7.2.          Glossaries

7.2.1.           Financial glossary

Adjusted EBITDA: reported EBITDA (see definition of this term) adjusted for the effects of significant litigations, specific labor expenses, review of investments and the business portfolio, restructuring and integration costs and, where appropriate, other specific items that are systematically specified (see Note 1 to the consolidated annual financial statements). Adjusted EBITDA is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 3.1.5 Financial indicators not defined by IFRS).

Adjusted EBITDA - CAPEX: indicator of adjusted EBITDA (see definition of this term) minus CAPEX (see definition of this term). Adjusted EBITDA - CAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 3.1.5 Financial indicators not defined by IFRS).

Average number of employees (full-time equivalents): average number of active employees over the reporting period, prorated for their work time, including both permanent contracts and fixed-term contracts.

CAPEX: investments in property, plant and equipment and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see Note 1.3 to the consolidated annual financial statements). CAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 3.1.5 Financial indicators not defined by IFRS).

Capital expenditure on property, plant and equipment and intangible assets: see CAPEX.

Carrier services: see Revenue.

Change in working capital requirement: change in working capital requirement is made up of:

-the Change in working capital requirement for operations, which is made up of (i) the changes in gross inventories, (ii) the change in gross trade receivables, (iii) the change in trade payables for other goods and services and (iv) the change in customer contract assets and liabilities;

-and Change in working capital requirements excluding operations, which includes the change in other assets and liabilities (excluding receivables and payables related to operating taxes and levies).

Commercial expenses and content costs: see External purchases.

Convergent ARPO: average revenue per customer from convergent offers (Average Revenue Per Offer, ARPO) for the period are calculated by dividing (i) the revenue from retail convergent offers invoiced to customers (excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of retail convergent offers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Convergent ARPO is expressed in monthly revenue per convergent offer customer.

Convergent services: see Revenue.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 3.1.5.1 Data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the consolidated income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 3.1.5 Financial indicators not defined by IFRS).

Data on a historical basis: data for past periods as reported in the consolidated annual financial statements of the current financial period.

Equipment sales: see Revenue.

External data: data after elimination of internal flows between the consolidation scopes taken into consideration.

External purchases: external purchases include:

-Commercial expenses and content costs: purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses, and content costs;

-Service fees and inter-operator costs: network expenses and interconnection costs;

-Other network expenses and IT expenses: outsourcing expenses for operations and technical maintenance, IT expenses;

-and Other external purchases: overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing expenses and other external services, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in ownership interests with no gain of control in subsidiaries.

Fixed only broadband ARPO: average revenue per customer of fixed only offers (Average Revenue Per Offer, ARPO) for the period are calculated by dividing (i) the revenue from fixed only broadband services invoiced to customers (excluding the effect of the spreading of the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of fixed only broadband offers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Fixed only broadband ARPO is expressed in monthly revenue per fixed only customer.

Fixed only services: see Revenue.

IT & integration services: see Revenue.

Labor expenses: wages and employee benefit expenses (net of capitalized costs), employee profit-sharing expenses, and expenses relating to share-based compensation.

Mobile only ARPO: average revenue per customer of mobile only offers (Average Revenue Per Offer, ARPO) for the period are calculated by dividing (i) the revenue from mobile only services invoiced to customers (excluding Machine to Machine and excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of mobile only offers (excluding Machine to Machine) over the same period. The weighted average number of customers is the average of

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monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Mobile only ARPO is expressed in monthly revenue per mobile only customer.

Mobile only services: see Revenue.

Net financial debt: net financial debt as defined and used by Orange does not incorporate the Orange Bank activities for which this concept is not relevant. It consists of (a) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge (among other) items that are not included in it, such as future cash flows. Effects of these hedges are carried in other comprehensive income. As a consequence, the portion of these components related to unmatured hedging instruments is added to gross financial debt to offset this temporary difference (see Note 11.3 to the consolidated annual financial statements). Financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 3.1.5 Financial indicators not defined by IFRS).

Number of employees (active employees at end of period): number of employees working on the last day of the reporting period, including both permanent contracts and fixed-term contracts.

Operating taxes and levies: taxes and levies including the Territorial Economic Contribution (CET) and the Flat-rate Tax on Network Enterprises (IFER) in France, fees for the use of frequencies and levies on telecommunication services.

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expenses: see Other operating income and expenses.

Other operating income and expenses: other operating income net of other operating expenses. Other operating income and expenses include:

-Other operating income: primarily resulting from the disposal of fixed assets, net banking income (NBI, net banking income and expenses, see Note 4.2 to the consolidated annual financial statements), tax credits and subsidies, income from universal service, brand royalties and management fees invoiced to certain unconsolidated entities, proceeds from impaired trade receivables, and income relating to line damage;

-and Other operating expenses: mainly impairments and losses on trade receivables of the telecoms activities, universal service charges, disputes, operating foreign exchange income, and the cost of bank credit risk (see Note 5.2 to the consolidated annual financial statements).

Other operating income: see Other operating income and expenses.

Other revenue: see Revenue.

Reported EBITDA: operating income before depreciation and amortization, before effects resulting from business combinations, before reclassification of translation adjustment from liquidated entities, before impairment of goodwill and fixed assets, and before share of profits (losses) of associates and joint ventures (see Note 1 to the consolidated annual financial statements). Reported EBITDA is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 3.1.5 Financial indicators not defined by IFRS).

Retail services: aggregation of Convergent services, Mobile only services, Fixed only services and IT & integration services.

Revenue: revenue (see Notes 1.1 and 4.1 to the consolidated annual financial statements) include:

-Convergent Services: revenue of convergent services includes revenue invoiced to retail customers of convergent offers (excluding equipment sales, see the definition of this term) defined as the combination of at least a fixed broadband access (xDSL, FTTx, cable, 4G fixed) and a mobile contract;

-Mobile only services: revenue of mobile only services includes revenue invoiced to customers of mobile offers (incoming and outgoing calls: voice, SMS and data), excluding convergent services and equipment sales (see the definitions of these terms);

-Fixed only services: revenue of fixed only services includes revenue invoiced to customers of fixed services excluding convergent services and equipment sales (see the definitions of these terms). It includes traditional fixed telephony, fixed broadband services and enterprise network solutions (except for France, for which most enterprise solutions and networks are listed under the Enterprise operating segment);

-IT & integration services: revenue of IT & integration services include the unified communication and collaboration services (Local Area Network and telephony, consultancy, integration, project management, video-conference offers), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, services related to Machine to Machine activities (excluding connectivity), as well as sales of equipment related to the above products and services;

-Carrier services: revenue from other carrier include (i) mobile services to carriers, which groups together in particular incoming mobile traffic, visitor roaming, network sharing, national roaming and virtual mobile network operators (MVNO), and (ii) fixed services to other carriers, which include in particular national interconnection, services to international carriers, high-speed and very high-speed broadband access services (fiber access, unbundling of telephone lines, xDSL access sales), and sales of telephone lines on the wholesale market;

-Equipment sales: fixed and mobile equipment sales, excluding (i) equipment sales associated to the supply of IT and integration services, and (ii) equipment sales to dealers and brokers;

-and Other revenue: other revenue includes equipment sales to dealers and brokers, revenue from portals, on-line advertising revenue and corporate transversal business line activities of the Group, and other miscellaneous revenue.

Service fees and inter-operator costs: see External purchases.

Statutory data: data before elimination of internal flows between the consolidation scopes taken into consideration.

Wages and employee benefit expenses: see Labor expenses.

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7.2.2.           Glossary of technical terms

API (Application Programming Interface): computer programming interface which enables programs to interact with one another, in a similar manner to a human-machine interface.

Bit: abbreviation for BInary digiT. Elementary information unit with binary coding (0 or 1) used by digital systems.

Bitstream: wholesale offer enabling alternative operators to rent broadband access which has been activated by the incumbent operator. In this way they can offer retail broadband services in areas where they do not offer unbundled access.

Call termination (interconnection or termination rate): amount per minute paid by one telephone operator to another to transmit a telephone conversation over the network of the second operator to its destination. These rates are regulated.

Cloud Computing: concept that involves using remote servers for the storage and processing of electronic data, traditionally located on local servers or the user’s workstation.

DSL (Digital Subscriber Line): technologies enabling the use of copper cables connecting subscribers of "Switched Telephone Networks" (STN) to enable broadband transfers of digital packets. See ADSL.

DWDM (Dense Wavelength Division Multiplexing): digital transmission technology based on multiplexing wavelengths over fiber optic, enabling very high-speed broadband (up to 10 Gigabits per second) information transfers over long distance networks.

Efficient operator: concept used in relation to the regulation of prices for wholesale and retail services sold by an operator when the regulatory authority requires the operator to orient its prices towards the costs borne. If the actual costs of this operator turn out to be higher than they should be because of its inefficiency, the corresponding excess cost is excluded from the price base used to determine prices.

Ethernet: technology for local network connections originally developed by Xerox, with computers connected by a combination of network interface cards installed on each PC and by coaxial cables linking the workstations at a rate of 10 Mbits/s. In an Ethernet network, each workstation may initiate a transmission at any time.

Frame Relay: data transmission protocol, which only uses the first two layers of the model for the international OSI (Open System Interconnection) standard designed to standardize and facilitate network interconnection. It enables the simultaneous connection, through statistical multiplexing, of several communications using a single access at high speeds.

FTTH (Fiber To The Home): connection by fiber optic directly to the subscriber’s home ensuring very high-speed transmissions compatible with triple play packages.

FTTx (Fiber to the X): generic name for different forms of optical connections.

Full MVNO: MVNO (virtual mobile operator) that operates its own core network components and its own applications platforms, while renting radio capacities to host operators. See MVNO.

Gbit/s or Gigabit per second: one billion bits (10) transferred per second on a transmission network. See Bit.

Go or Gigaoctet: a unit of measurement used in computing to indicate memory capacity. Each unit corresponds to a billion octets (octet is a computer coding unit consisting of 8 bits).

GPON (Gigabit Passive Optical Network): passive FTTH optical network architecture, not to be confused with the competing point to point FTTH architecture; it is used for on-demand broadcasting such as video over IP (IPTV).

GRX (GPRS Roaming Exchange): transport service provided by a supplier on its IPX networks for the exclusive exchange of data traffic roaming between service providers.

GSMA (GSM Association): association representing nearly 800 mobile telephony operators and manufacturers in 220 countries of the world. The GSMA takes part in the definition and publication of mobile telephony standards.

ICT (Information and Communication Technologies): techniques used to process and transmit information, mainly computing, audiovisual, multimedia, Internet and telecommunications.

Internet Protocol (IP): one of the two main communication protocols between networks (the other being ATM), used in particular on Internet and Intranet networks. IP is an Internet-specific transfer protocol based on the principle of packet switching.

Integrated Service Digital Network (ISDN): digital network for the transmission of integrated information: data, voice and video. Orange trade name: Numéris.

IPTV (Internet Protocol Television): television and/or video distribution systems using broadband connections over IP.

IPVPN: see Virtual Private Network.

IPX (IP eXchange): interconnection service ensuring interoperability between the different technologies and thus allowing the secure exchange of IP-based traffic between customers of the different mobile, fixed-line telephony and Internet operators.

ISDN: see Integrated Service Digital Network.

LAN (Local Area Network): network enabling workstations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

LoRa®: long-range technology that allows connected devices to exchange small amounts of data in narrowband, reducing the energy used by the objects.

LTE (Long Term Evolution): standard developed within 3GPP which produced technical specifications for the fourth-generation mobile network standard (4G). By extension, LTE also refers to so-called fourth generation mobile systems.

LTE-M (LTE for Machines): technology which enables Internet of Things equipment to connect to the 4G network without a gateway.

M2M or Machine to Machine: exchanges of information between machines that are established between the central control system (server) and any type of equipment, through one or several communication networks.

MPLS (Multi-Protocol Label Switching): routing technique which improves network speed and efficiency, allowing routers to transfer information along p-defined paths depending on the level of quality required.

Multiplexing: technique to simultaneously transfer several communications on a single transmission channel.

NFC (Near Field Communication): technology for short-range and high-frequency wireless communications, allowing the exchange of information between devices up to a distance of about 10 cm.

NGN (New Generation Network or Next Generation Network): generic concept referring to IP-based voice and data networks, making it possible to switch from a simple connectivity approach to a new approach to developing services for customers.

On-net (call): communication between two customers on the same network.

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Off-net (call): communication between two customers on competing networks.

OTT (Over-The-Top): refers to a broadcaster that provides services, for example on-demand video services on the Internet, using the infrastructures of a telecoms network operator, when the network operator does not offer this service itself.

Peering agreement: an agreement between two or more data suppliers to interconnect their networks in order to exchange their data traffic.

Quadruple play: offer combining Internet, television, mobile telephony and fixed-line telephony access.

Refarming: process consisting of using a frequency band dedicated to a certain technology to deploy another technology.

Seamless network: a telecommunications service provided by a network operator or a service provider which uses the resources of one or more other operators or suppliers to give users the impression that they are accessing the same network without interruption regardless of where they are.

Switched Telephone Network (STN): voice transport network comprised of terminals, subscriber lines, circuits and exchanges/ switches. It is also used to access certain data services.

Switching routes: switching is one of the two frame transport modes within computer and communications networks; the other is routing.

Signaling System 7 (SS7): information exchanges required for the management of a telephone communication (establishment and termination, maintenance and supervision, invoicing) and transferred in digital form by a network separate from that used for the communication itself.

SS7: see Signaling System 7.

Streaming: technology enabling the broadcasting of video images on the Internet and continuous viewing in real time.

Triple play: broadband contract package including Internet access, telephony and a package of television channels.

UMTS (Universal Mobile Telecommunications System): third-generation (3G) mobile telephony standard allowing broadband communication (up to 2 Mbits/s at theoretical symmetrical speed) over the 1.9 to 2.2 GHz frequency band.

vDSL (Very high bit-rate DSL): technique based on the same technique as xDSL. vDSL signals are sent over a pair of copper wires, simultaneously and without interfering with voice telephony. This allows for very high speeds.

Virtual Private Network (VPN): group of resources on a public network exclusively used by a business customer.

Voice over Internet Protocol - VoIP: transport of voice services using IP technologies.

VoIP: see Voice over Internet Protocol.

VSAT (Very Small Aperture Terminal): satellite communications technology that uses two-way satellite dishes with a diameter of less than 3 m and requires few ground resources. VSAT is used to connect a small site to communication networks, either for telephony or Internet access.

WiFi (Wireless-Fidelity): technology enabling the connection of wireless equipment using radio waves in the 2.4 GHz wavelength, at speeds of 11 Mbits/s (802.11b standard) or 54 Mbits/s (802.11g standard). By extending the Ethernet protocol to cover radio services, WiFi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances that may reach several dozen meters.

Wimax: wireless broadband transmission standard operating at 70 Mbits/s (802.16 standard), which enables several WiFi access points to connect to a fiber optic network and therefore increases the range of WiFi networks. With a nominal range of 50 kilometers, it should eventually enable the development of citywide networks (MAN) based on a single access point.

xDSL: see DSL.

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